                                                 FIRST GENERAL CIRCULATION DRAFT
                                                    HINCKLEY, ALLEN & SNYDER LLP
                                                                06/09/00 5:41 PM


                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                               ------------------
                                   SCHEDULE TO

   Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                              (Amendment No. ____)*

                       INNOVATIVE CLINICAL SOLUTIONS, LTD.
                       -----------------------------------
                       (Name of Subject Company (issuer))

                  INNOVATIVE CLINICAL SOLUTIONS, LTD. (OFFEROR)
                  ---------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

            $100,000,000 CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    45767E107
                                    ---------
                      (CUSIP Number of Class of Securities)

                            Margaret D. Farrell, Esq.
                          Hinckley, Allen & Snyder LLP
                                1500 Fleet Center
                              Providence, RI 02903
                                 (401) 274-2000

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
================================================================================
Transaction valuation (1)                               Amount of filing fee (2)
================================================================================
 $22,500,000                                             $4,500
================================================================================

(1) Determined in accordance with Rule 0-11(a)(4) as the average of the bid and asked price of our Debentures reported on June 9, 2000.
(2) Calculated in accordance with Rule 0-11(b) as one-fiftieth of one percent (.02%) of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________
Form or Registration No.:__________________
Filing Party:_____________________________
Date Filed:______________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1. SUMMARY TERM SHEET.

         Please see the Summary Term Sheet on the inside front cover of the Innovative Clinical Solutions, Ltd., et al, Pre-petition Solicitation and Disclosure Statement with respect to Joint Prepackaged Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Disclosure Statement") attached hereto as ANNEX A and incorporated herein by reference.

Item 2. SUBJECT COMPANY INFORMATION.

(a)      Innovative Clinical Solutions, Ltd.
         10 Dorrance Street, Suite 400
         Providence, Rhode Island 02903
         (401) 831-6755

(b) $100 million of 6 3/4% Convertible Subordinated Debentures due 2003 (the "Debentures") are issued and outstanding as of the date hereof. Please see the section of the Disclosure Statement entitled "DESCRIPTION OF THE DEBENTURES", which is incorporated herein by reference. A total of 37,198,845 shares of the subject company's Common Stock (into which the Debentures may currently be converted) are issued and outstanding as of the date hereof, as set forth on the cover page of the subject company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000 (the "Form 10-K") filed with the Securities and Exchange Commission on June 1, 2000, attached as ANNEX B to the Disclosure Statement and incorporated herein by reference.

(c) There is no established trading market for the Debentures except for limited, sporadic quotations and, accordingly, historical price information is not available. With respect to the subject company's Common Stock (into which the Debentures may currently be converted), please see the section of the Disclosure Statement entitled "PRICE RANGE OF COMMON STOCK AND DELISTING", which is incorporated herein by reference.

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)      The filing person is the subject company. Please see "PART III - Item
         10. Directors and Executive Officers of the Registrant" of the Form 10-K which is incorporated herein by reference. Each of our executive officers and directors may be reached in care of Innovative Clinical Solutions at the address and telephone number provided in Item 2 hereof. Suffolk Construction Company, Inc., 65 Allerton Street, Boston, MA 02119 at (617) 442-0119 and Hartz & Hartz Ltd., 4 Malt Lane, Lexington, MA 02421 at (781) 862-4954 each beneficially own in excess of five percent (5%) of our issued and outstanding Common Stock. Please see "PART III - Item 12. Security Ownership of Certain Beneficial Owners and Management" of the 10-K which is incorporated herein by reference.

(b) Suffolk Construction Company, Inc.'s ("Suffolk") principal business is commercial construction. Suffolk is organized under the laws of the Commonwealth of Massachusetts. Hartz & Hartz, Ltd.'s ("Hartz") principal business is medical services. Hartz is organized under the laws of Massachusetts. To the subject company's knowledge, neither Suffolk nor Hartz has been convicted in a criminal proceeding during the past five (5) years. To the subject company's knowledge, neither Suffolk nor Hartz has been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the person from future violations, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)(1) Please see "PART III - Item 10. Directors and Executive Officers of the Registrant" of the 10-K which is incorporated herein by reference. Governor Hugh L. Carey's business address is c/o Cambridge Partners, 65 East 55th Street, New York, NY 10022. Abraham D. Gosman's business address is 513 North County Road, Palm Beach, FL 33480. Dr. David M. Livingston's business address is 11 Powell Street, Brookline, MA 02146. Kevin E. Moley's business address is 11964 N. 120th Place, Scottsdale, AZ 85259. Dr. Eric Moskow's business address is 15 Vimrod Farm Road, Weston, CT 06887. Each other named natural person's business address is set forth in Item 2 hereof.

(c)(2) Please see "PART III - Item 10. Directors and Executive Officers of the Registrant" of the Form 10-K which is incorporated herein by reference.

(c)(3) No named natural person has been convicted in a criminal proceeding during the past five (5) years.

(c)(4) No named natural person has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws during the past five (5) years.

(c)(5)   Each named natural person is a citizen of the United States of America.

Item 4. TERMS OF THE TRANSACTION.

(a)(1) The material terms of the transaction are set forth in the section of the Disclosure Statement entitled "THE PREPACKAGED PLAN", which is incorporated herein by reference.

(1)(i) The total number and class of securities sought in the offer is all of the outstanding Debentures.

(1)(ii) The type and amount of consideration being offered to Debentureholders is set forth in the section of the Disclosure Statement entitled "THE PREPACKAGED PLAN -- Summary of Distributions Under the Prepackaged Plan -- CLASS 4 -- DEBENTURES", which is incorporated herein by reference.

(1)(iii) The scheduled expiration date is set forth in the section of the Disclosure Statement entitled "SUMMARY OF THE PREPACKAGED PLAN -- Expiration, Termination and Withdrawal", which is incorporated herein by reference.

(1)(iv)  Not applicable.

(1)(v) Whether and how the offer may be extended is set forth in the section of the Disclosure Statement entitled "SUMMARY OF THE PREPACKAGED PLAN -- Expiration, Termination and Withdrawal", which is incorporated herein by reference.

(1)(vi) Please see the section of the Disclosure Statement entitled "SUMMARY OF THE PREPACKAGED PLAN -- Expiration, Termination and Withdrawal", which is incorporated herein by reference.

(1)(vii) Please see the section of the Disclosure Statement entitled "THE PREPACKAGED PLAN -- Voting on the Prepackaged Plan", which is incorporated herein by reference.

(1)(viii)Please see the section of the Disclosure Statement entitled "THE PREPACKAGED PLAN -- Means for Implementation of the Prepackaged Plan", which is incorporated herein by reference.

(1)(ix)  Not applicable.

(1)(x) Please see the sections of the Disclosure Statement entitled "DESCRIPTION OF THE DEBENTURES" and "DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS", which is incorporated herein by reference.

(1)(xi) Please see the section of the Disclosure Statement entitled "ACCOUNTING TREATMENT OF THE RECAPITALIZATION", which is incorporated herein by reference.

(1)(xii) Please see the section of the Disclosure Statement entitled "FEDERAL INCOME TAX CONSIDERATIONS", which is incorporated herein by reference.

(b)      None.

Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Please see the section of the Disclosure Statement entitled "SECURITIES LAW MATTERS -- Registration Rights Agreement", which is incorporated herein by reference. Please see also the section of the Disclosure Statement entitled "COMPANY BACKGROUND AND PURPOSE FOR THE RECAPITALIZATION -- Background of the Recapitalization", which is incorporated herein by reference which describes the Second Amended and Restated Forbearance, Voting and Lock Up Agreement, as amended, a copy of which is attached as ANNEX E to the Disclosure Statement.

Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Please see the section of the Disclosure Statement entitled "COMPANY BACKGROUND AND PURPOSE FOR THE RECAPITALIZATION", which is incorporated herein by reference.

(b)      The Debentures acquired in the transaction will fully be discharged.

(c)(1) Please see the section of the Disclosure Statement entitled "THE PREPACKAGED PLAN", which is incorporated herein by reference.

(c)(2)   None.

(c)(3) Please see the section of the Disclosure Statement entitled "CAPITALIZATION", which is incorporated herein by reference.

(c)(4) Please see sections of the Disclosure Statement entitled "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS -- Board of Directors" and "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS -- Employment Agreements" of the Disclosure Statement, incorporated herein by reference.

(c)(5) Please see the sections of the Disclosure Statement entitled "COMPANY BACKGROUND AND PURPOSE FOR THE RECAPITALIZATION -- The Company", "-- Divestitures and Assets Held for Sale", "THE STRATEGIC PLAN", and "THE PREPACKAGED PLAN", which are incorporated herein by reference.

(c)(6)   None.

(c)(7)   None.

(c)(8)   None.

(c)(9) Except for Common Stock of the subject company to be exchanged for the Debentures held by the Debentureholders as described in Disclosure Statement, no additional securities of the subject company will be acquired or disposed of by any person.

(c)(10)  None.

Item 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Please see the section of the Disclosure Statement entitled "THE PREPACKAGED PLAN - Sources of Cash to be Used in Connection with the Prepackaged Plan", which is incorporated herein by reference.

(b)      Not applicable.

(d)      Not applicable.

Item 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)      None

(b)      None.

Item 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)      None.

Item 10. FINANCIAL STATEMENTS.

(a) Please see "PART II - Item 8. Financial Statements and Supplementary Data" of the Form 10-K, incorporated herein by reference. See also Note 20 to the Notes to Consolidated Financial Statements beginning on page F-7 of the Form 10-K

(b) Please see the section of the Disclosure Statement entitled "CAPITALIZATION", which is incorporated herein by reference.

Item 11. ADDITIONAL INFORMATION.

(a)      None.

(b)      None.

Item 12. EXHIBITS.

(a)(1) The Disclosure Statement, together with the transmittal letter and ballot are attached hereto as ANNEX A.

(a)(2)   Not Applicable.

(a)(3)   Not Applicable.

(a)(4)   Not Applicable

(a)(5)   Not Applicable.

(b)      Not Applicable.

(d) A copy of the Registration Rights Agreement is attached as EXHIBIT F to the Joint Prepackaged Chapter 11 Plan of Reorganization attached as ANNEX A to the Disclosure Statement (the "Plan").

         A copy of the Forbearance, Lock-Up and Voting Agreement is attached as ANNEX E to the Disclosure Statement.

(g)      None.

(h)      None.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Gary S. Gillheeney
-----------------------------------------------------------
(Signature)

Gary S. Gillheeney, Chief Financial Officer
-----------------------------------------------------------
(Name and title)

June 12, 2000
-----------------------------------------------------------
(Date)

                            ------------------------

                             ANNEX A TO SCHEDULE TO

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.
                        (F/K/A PHYMATRIX CORP.), ET AL.

                           PRE-PETITION SOLICITATION

                                      AND

                              DISCLOSURE STATEMENT

                                WITH RESPECT TO

                               JOINT PREPACKAGED
                             PLAN OF REORGANIZATION

                                     UNDER

                               CHAPTER 11 OF THE
                                BANKRUPTCY CODE

                               DATED JUNE 7, 2000

                               ------------------

    THIS SOLICITATION IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF A PLAN OF REORGANIZATION PRIOR TO THE FILING OF VOLUNTARY REORGANIZATION CASES UNDER CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE. BECAUSE NO CHAPTER 11 CASE HAS BEEN COMMENCED, THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF
SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, INNOVATIVE CLINICAL SOLUTIONS, LTD. AND ITS WHOLLY-OWNED DIRECT AND INDIRECT SUBSIDIARIES EXPECT TO PROMPTLY SEEK AN ORDER OF THE BANKRUPTCY COURT (a) APPROVING THIS DISCLOSURE STATEMENT AS HAVING CONTAINED ADEQUATE INFORMATION, (b) CONFIRMING THAT THE SOLICITATION OF VOTES COMPLIED WITH SECTION 1126(b) OF THE BANKRUPTCY CODE AND (c) CONFIRMING A JOINT PREPACKAGED PLAN OF REORGANIZATION.

                                                       ICSL DISCLOSURE STATEMENT

                               SUMMARY TERM SHEET

    This Summary Term Sheet provides an overview of the Recapitalization which we are attempting to accomplish through a Prepackaged Plan of Reorganization as described in this Disclosure Statement. We are seeking your consent to the Prepackaged Plan. For a complete description of the Prepackaged Plan and the Recapitalization, please see "COMPANY BACKGROUND AND PURPOSE OF THE RECAPITALIZATION" and "THE PREPACKAGED PLAN" contained in this Disclosure Statement. In addition, you should carefully read the Section entitled "RISK FACTORS" beginning on page 13. Capitalized terms not defined herein have the meanings ascribed to such terms in the Prepackaged Plan attached hereto as ANNEX A.

    The Prepackaged Plan for which we are seeking your consent involves the Recapitalization described below:

    - The exchange of 10,800,000 shares of our newly issued common stock (the "NEW COMMON STOCK") for all of our $100,000,000 6 3/4% Convertible Subordinated Debentures due 2003. See "THE PREPACKAGED PLAN--Summary of Distributions Under the Prepackaged Plan--CLASS 4: DEBENTURES."

    - Upon completion of the exchange of Debentures for our New Common Stock, the Debentureholders will own, collectively, 90% of our issued and outstanding New Common Stock and existing stockholders will own 10% of our issued and outstanding New Common Stock.

    - Your ownership percentage of New Common Stock may be diluted as a result of the exercise of options to purchase up to an aggregate of 16% shares of our New Common Stock (on a fully diluted basis) which will be authorized for issuance to non-employee directors, executive management and other key personnel in connection with the Prepackaged Plan. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Stock Option Program."

    - A vote in favor of the Prepackaged Plan will be deemed to constitute, among other things, (i) your consent to the releases set forth in the Prepackaged Plan, (ii) your waiver of any and all defaults under the Indenture governing your Debentures that may exist as of the Effective Date of the Prepackaged Plan, (iii) your agreement to instruct the Indenture Trustee to take all necessary actions to effectuate the Prepackaged Plan and (iv) your approval, as a recipient of our New Common Stock, of the Option Plan. In order to receive a release under the Plan, you must vote to accept the Plan. See "THE PREPACKAGED PLAN--Releases."

    - We must receive approval of the Prepackaged Plan from (i) the beneficial holders of Debentures holding at least two-thirds ( 2/3) of the principal amount of the Debentures actually voted on the Prepackaged Plan and
      (ii) more than one-half ( 1/2) in number of the beneficial holders of Debentures that actually vote on the Prepackaged Plan. See "THE PREPACKAGED PLAN--Voting on the Prepackaged Plan."

    - If we receive the requisite approvals, we intend to commence bankruptcy proceedings under chapter 11 of the Bankruptcy Code and seek confirmation of the Prepackaged Plan by the bankruptcy court. If confirmed by the bankruptcy court, the Prepackaged Plan will be binding on all Debentureholders regardless of whether they have voted to approve the Prepackaged Plan.

    - If you wish to vote on the Prepackaged Plan, you must return your properly completed Ballot in accordance with the instructions set forth therein so that it may be transmitted to the Voting Agent prior to 5:00 p.m., Eastern time on July 12, 2000 (the "VOTING TERMINATION DATE"), although such deadline may be extended at our option with Steering Committee Consent.

    - Unless you are a party to a Forbearance Agreement, you may withdraw or change your vote on the Prepackaged Plan at any time prior to the Voting Termination Date. After such date, you will need the approval of the bankruptcy court to withdraw or change your vote on the Prepackaged Plan.

                                                       ICSL DISCLOSURE STATEMENT

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION NOR ANY UNITED STATES BANKRUPTCY COURT HAS APPROVED OR DISAPPROVED THIS DISCLOSURE STATEMENT OR THE MERITS OF THE PREPACKAGED PLAN OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT.

    FOLLOWING THE COMMENCEMENT OF OUR CHAPTER 11 CASES, WE AND OUR WHOLLY-OWNED DIRECT AND INDIRECT SUBSIDIARIES EXPECT TO PROMPTLY SEEK AN ORDER OF THE BANKRUPTCY COURT (A) APPROVING THIS DISCLOSURE STATEMENT AS HAVING CONTAINED ADEQUATE INFORMATION, (B) CONFIRMING THAT THE SOLICITATION OF VOTES COMPLIED WITH SECTION 1126(b) OF THE BANKRUPTCY CODE AND (C) CONFIRMING THE JOINT PREPACKAGED PLAN OF REORGANIZATION ATTACHED HERETO AS ANNEX A.

    THE CONFIRMATION AND EFFECTIVENESS OF THE PREPACKAGED PLAN ARE SUBJECT TO APPROVAL OF THE BANKRUPTCY COURT. SEE "RISK FACTORS--RISKS RELATED TO THE PREPACKAGED PLAN--RISK OF NON-CONFIRMATION OF THE PREPACKAGED PLAN." WE CANNOT ASSURE YOU THAT THE BANKRUPTCY COURT WILL APPROVE THE PREPACKAGED PLAN OR THAT IT WILL BE CONSUMMATED.

                                                       ICSL DISCLOSURE STATEMENT

This Pre-petition Solicitation and Disclosure Statement is first being mailed to
                  Debentureholders on or about June 12, 2000.

    PRE-PETITION SOLICITATION AND DISCLOSURE STATEMENT WITH RESPECT TO JOINT
        PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION DATED JUNE 1, 2000

      INNOVATIVE CLINICAL SOLUTIONS, LTD. (F/K/A PHYMATRIX CORP.), ET AL.
                  SOLICITATION OF PREPACKAGED PLAN ACCEPTANCES

    Innovative Clinical Solutions, Ltd. (f/k/a PhyMatrix Corp.), a Delaware corporation, and its wholly-owned subsidiaries (collectively, the "COMPANIES"), propose a recapitalization plan (the "RECAPITALIZATION") as described in this Pre-petition Solicitation and Disclosure Statement (the "DISCLOSURE STATEMENT"). The Recapitalization will be accomplished through a joint prepackaged plan of reorganization (the "PREPACKAGED PLAN") of the Companies under Chapter 11 ("CHAPTER 11") of Title 11 of the United States Code (the "BANKRUPTCY CODE"). The Recapitalization involves the exchange of newly issued shares of our common stock (the "NEW COMMON STOCK") representing 90% of our newly issued and outstanding capital stock following the Recapitalization for all of our $100,000,000 6 3/4% Convertible Subordinated Debentures due 2003 (the "DEBENTURES"). References in this Disclosure Statement to "ICSL," the "Company," "we," "us," "our Company" and "ourselves" refer to Innovative Clinical Solutions, Ltd. unless the context clearly requires otherwise.

                       THE PREPACKAGED PLAN SOLICITATION

    Upon the terms and subject to the conditions set forth in this Disclosure Statement and in the accompanying form of ballot (the "BALLOT"), the Companies hereby solicit (the "PLAN SOLICITATION") acceptances of the Prepackaged Plan from the beneficial owners of the Debentures as of May 18, 2000 (the "DEBENTUREHOLDERS"). As of the effective date of the Prepackaged Plan (the "EFFECTIVE DATE"), Debentureholders shall be entitled to receive in the Recapitalization 108 shares of our New Common Stock for each $1,000 principal amount of their Debentures. As part of the Prepackaged Plan, we also intend to cancel all of our issued and outstanding common stock (the "OLD COMMON STOCK") as of the Effective Date and replace it with New Common Stock. Each holder of Old Common Stock will receive 1 share of New Common Stock for every 31 shares of Old Common Stock held by such holder (based on 37,198,845 shares of Old Common Stock issued and outstanding). In addition, we will cancel all options and other rights to purchase or otherwise acquire the Old Common Stock. As part of the Prepackaged Plan, we intend immediately to issue options to purchase up to 2,028,570 shares of New Common Stock. Of these options, 142,855 will be issued to certain non-employee directors and 1,885,715 will be issued to our executive management team. We will reserve an additional 257,144 shares of New Common Stock for future option grants to our executives and key employees.

    THE DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED PLAN IS 5:00 P.M., EASTERN TIME, ON JULY 12, 2000, UNLESS EXTENDED BY US WITH STEERING COMMITTEE CONSENT (THE "VOTING TERMINATION DATE"). IN ORDER TO BE COUNTED, BALLOTS MUST BE RECEIVED BY THE VOTING AGENT ON OR PRIOR TO THE VOTING TERMINATION DATE.

                                                       ICSL DISCLOSURE STATEMENT

              IMPORTANT INFORMATION REGARDING THE PREPACKAGED PLAN

    OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PREPACKAGED PLAN AND RECOMMENDS THAT ALL DEBENTUREHOLDERS VOTE TO ACCEPT THE PREPACKAGED PLAN. WE INTEND ONLY TO SOLICIT VOTES ON THE PREPACKAGED PLAN FROM DEBENTUREHOLDERS. DEBENTUREHOLDERS CONSTITUTE THE ONLY CLASS THAT WILL BE IMPAIRED BY THE PREPACKAGED PLAN WHOSE AFFIRMATIVE VOTE IS NECESSARY TO CONFIRM THE PREPACKAGED PLAN. ALTHOUGH OUR EXISTING STOCKHOLDERS WILL BE IMPAIRED BY THE PREPACKAGED PLAN, WE DO NOT BELIEVE THAT IT IS NECESSARY TO SOLICIT THEIR VOTES ON THE PREPACKAGED PLAN.

    NEITHER WE NOR ANY OF OUR WHOLLY-OWNED SUBSIDIARIES HAVE COMMENCED A CASE UNDER THE BANKRUPTCY CODE AT THIS TIME. HOWEVER, WE AND EACH OF OUR WHOLLY-OWNED SUBSIDIARIES EXPECT TO COMMENCE CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE TO RESTRUCTURE OUR FINANCIAL OBLIGATIONS TO THE DEBENTUREHOLDERS. THIS DISCLOSURE STATEMENT SOLICITS YOUR ADVANCE ACCEPTANCE OF THE ATTACHED PREPACKAGED PLAN AND CONTAINS INFORMATION RELEVANT TO YOUR DECISION. PLEASE READ THIS DISCLOSURE STATEMENT AND THE PREPACKAGED PLAN COMPLETELY AND CAREFULLY. WE BELIEVE THAT THE PREPACKAGED PLAN PROVIDES EQUAL OR GREATER VALUE TO YOU THAN OTHER AVAILABLE ALTERNATIVES. WE THEREFORE BELIEVE THAT ACCEPTANCE OF THE PREPACKAGED PLAN IS IN YOUR BEST INTERESTS AND RECOMMEND THAT YOU VOTE TO ACCEPT THE PREPACKAGED PLAN.

    DURING THE SOLICITATION PERIOD AND ANY BANKRUPTCY PROCEEDINGS THAT MAY BE COMMENCED, SUBJECT TO BANKRUPTCY COURT APPROVAL, WE INTEND TO OPERATE OUR BUSINESS IN THE ORDINARY COURSE AND TO PAY OUR CREDITORS (OTHER THAN THE DEBENTUREHOLDERS) AND OUR EMPLOYEES IN FULL AND WITHOUT INTERRUPTION. WE ALSO INTEND THAT OUR WHOLLY-OWNED SUBSIDIARIES WILL COMMENCE CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE IN CONNECTION WITH THE PREPACKAGED PLAN AND THAT OUR WHOLLY-OWNED SUBSIDIARIES WILL ALSO OPERATE THEIR BUSINESSES IN THE ORDINARY COURSE AND WILL, SUBJECT TO BANKRUPTCY COURT APPROVAL, PAY THEIR CREDITORS (OTHER THAN THE DEBENTUREHOLDERS) AND THEIR EMPLOYEES IN FULL AND WITHOUT INTERRUPTION.

    THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF AND NEITHER THE DELIVERY OF THIS DISCLOSURE STATEMENT NOR ANY REDEMPTION, RECAPITALIZATION, MODIFICATION, OR CANCELLATION OF DEBENTURES OR OLD COMMON STOCK MADE PURSUANT TO THE PREPACKAGED PLAN WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    THE CONTENTS OF THIS DISCLOSURE STATEMENT SHOULD NOT BE CONSTRUED AS LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. YOU SHOULD CONSULT WITH YOUR LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS AS TO ANY MATTERS CONCERNING THE DISCLOSURE STATEMENT, THE PREPACKAGED PLAN AND THE TRANSACTIONS CONTEMPLATED THEREBY.

    THE TERMS OF THE RESTRUCTURING HAVE BEEN DEVELOPED IN THE COURSE OF DISCUSSIONS AND NEGOTIATIONS WITH REPRESENTATIVES OF HOLDERS OF OVER 50% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE DEBENTURES (THE "MAJORITY HOLDERS"), AND SUCH HOLDERS HAVE AGREED IN WRITING TO VOTE IN FAVOR OF THE PREPACKAGED PLAN.

    WE BELIEVE THAT THIS DISCLOSURE STATEMENT CONTAINS INFORMATION OF A KIND, AND IN SUFFICIENT DETAIL, ADEQUATE TO ENABLE A HYPOTHETICAL REASONABLE DEBENTUREHOLDER TO MAKE AN INFORMED JUDGMENT TO VOTE WHETHER TO ACCEPT OR REJECT THE PREPACKAGED PLAN.

    OTHER THAN AS EXPLICITLY SET FORTH IN THIS DISCLOSURE STATEMENT (INCLUDING THE ANNEXES AND EXHIBITS ATTACHED HERETO AND INFORMATION INCORPORATED HEREIN BY REFERENCE), YOU SHOULD NOT RELY UPON ANY INFORMATION RELATING TO THE COMPANIES, THE VALUE OF THEIR ASSETS, THE NATURE OF THEIR LIABILITIES OR THEIR CREDITORS' CLAIMS.

    THE COMMENCEMENT OF A CHAPTER 11 CASE UNDER THE BANKRUPTCY CODE AFTER THE VOTING TERMINATION DATE WILL NOT ENTITLE YOU TO VOTE THEREAFTER ON THE PREPACKAGED PLAN UNLESS THERE IS A RESOLICITATION OF ACCEPTANCES BY US. ANY BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR A REJECTION OF THE PREPACKAGED PLAN SHALL BE DEEMED NOT TO CONSTITUTE A VALID BALLOT. SUBJECT TO STEERING COMMITTEE CONSENT,

                                                       ICSL DISCLOSURE STATEMENT

WE RESERVE THE RIGHT TO EXTEND THIS SOLICITATION FOR SUCH PERIOD OR PERIODS AS WE DETERMINE IN OUR DISCRETION. WE WILL MAKE A PUBLIC ANNOUNCEMENT OF ANY SUCH EXTENSION BY RELEASE TO THE DOW JONES NEWS SERVICE PRIOR TO 9:00 A.M., EASTERN TIME, ON THE NEXT BUSINESS DAY FOLLOWING THE PREVIOUSLY SCHEDULED VOTING TERMINATION DATE. WE WILL NOTIFY THE VOTING AGENT OF ANY EXTENSION BY ORAL OR WRITTEN NOTICE.

    THIS DISCLOSURE STATEMENT IS NOT AN OFFER TO SELL THE NEW COMMON STOCK NOR AN OFFER TO BUY THE DEBENTURES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED. THIS DISCLOSURE STATEMENT SEEKS ONLY YOUR CONSENT TO THE PREPACKAGED PLAN. THE EXCHANGE OF DEBENTURES FOR NEW COMMON STOCK PURSUANT TO THE PREPACKAGED PLAN WILL OCCUR ONLY UPON CONFIRMATION OF THE PREPACKAGED PLAN BY A UNITED STATES BANKRUPTCY COURT.

                                                       ICSL DISCLOSURE STATEMENT

    Debentureholders who have questions concerning the procedure for voting, who did not receive a Ballot, received a damaged Ballot, need an additional Ballot or have lost their Ballot, should contact our Voting Agent:

                           Corporate Investor Communications, Inc.
                           111 Commerce Road
                           Carlstadt, New Jersey 07072
                           Telephone: 1-888-560-9793
                           Facsimile: 1-201-804-8693

    We do not intend to solicit votes on the Prepackaged Plan from holders of our Old Common Stock or from the holders of any other of our equity interests (the "OLD OTHER INTERESTS") and therefore Ballots are not being transmitted to the holders of our Old Common Stock or our Old Other Interests.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's Web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

    We have attached as ANNEX B and are incorporating by reference into this Disclosure Statement our Annual Report on Form 10-K for the year ended
January 31, 2000. We also are incorporating by reference into this Disclosure Statement all of our filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, (the "EXCHANGE ACT") from the date hereof until the completion of the Recapitalization.

    The information incorporated by reference is considered to be part of this Disclosure Statement and later information that we file with the SEC will automatically update and supersede this information.

    You may obtain a copy of these filings, at no cost, by writing or telephoning us at:

                           Innovative Clinical Solutions, Ltd.
                           10 Dorrance Street, Suite 400
                           Providence, Rhode Island 02903
                           Attn:  Gary S. Gillheeney
                                 Chief Financial Officer

                           Phone: (401) 831-6755

    We will respond to requests for information that is incorporated by reference into this Disclosure Statement within one business day of receipt of such request and will send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the date of this Disclosure Statement through the date of responding to the request.

                                                       ICSL DISCLOSURE STATEMENT

PROJECTIONS

    The Disclosure Statement and certain of the Annexes hereto contain projections of, among other things, future results of operations and operating efficiencies expected to result from our Strategic Plan. We do not as a matter of course publicly disclose projections, but we have prepared such information in connection with the Prepackaged Plan solely for purposes of demonstrating that, as required by Section 1129(a)(11) of the Bankruptcy Code, confirmation of the Prepackaged Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Companies and to assist in the preparation of a valuation analysis. This information was prepared by us and was not prepared with a view toward compliance with published guidelines of the SEC, the American Institute of Certified Public Accountants or any other regulatory or professional agency or body, generally accepted accounting principles or consistency with our audited financial statements. In addition, PricewaterhouseCoopers LLP, our independent auditors, has neither compiled nor examined the estimates and projections and, accordingly, does not express any opinion or any other form of assurance with respect to, assumes no responsibility for, and disclaims any association with, these estimates and projections. These estimates and projections should be read together with the information contained under the heading "RISK FACTORS" beginning on page 13 of this Disclosure Statement and the information and financial statements and related notes thereto included in our Annual Report on Form 10-K attached as ANNEX B hereto.

    The projections are based upon a number of assumptions and estimates presented with numerical specificity and considered reasonable by us when taken as a whole. These assumptions and estimates, however, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions. Projections and estimates are necessarily speculative in nature and it can be expected that the assumptions of the estimates and projections will not prove to be valid. See "RISK FACTORS" beginning on page 13. Actual results will vary from the estimates used in making the projections and the variations may be material. Consequently, this Disclosure Statement should not be regarded as a representation by us or any other person of results that will actually be achieved.

                               TABLE OF CONTENTS

SECTION                                                         PAGE
-------                                                       --------
SUMMARY OF THE RECAPITALIZATION.............................      1
  The Company...............................................      1
  Background of the Restructuring...........................      1
  The Strategic Plan........................................      2
  The Recapitalization......................................      3
  Board of Directors........................................      3
  Procedure for Approving the Prepackaged Plan..............      4
  Expiration, Termination and Withdrawal....................      4
  Interpretation and Effect of Ballots......................      4
  Objections to the Prepackaged Plan and the Disclosure
    Statement...............................................      4
  Solicitation of Acceptances...............................      5
  Voting Procedures.........................................      6
  Unimpaired Classes........................................      6
  Non-Voting Impaired Classes...............................      6
  Voting Impaired Classes...................................      7
  Summary of Distributions Under the Prepackaged Plan.......      7
  Certain Consequences of the Prepackaged Plan..............      8
      CONSEQUENCES OF FAILURE TO CONFIRM THE PREPACKAGED
       PLAN.................................................      8
      CONSEQUENCES OF THE RECAPITALIZATION..................      8
      CONSEQUENCES OF THE PREPACKAGED PLAN..................      8
  Federal Income Tax Considerations.........................      9
  Description of Capital Stock and Amendments to Certificate
    of Incorporation and By-laws............................      9
  Listing and Trading of Debentures, Old Common Stock and
    New Common Stock........................................     10
  Voting Agent..............................................     10
  Board Recommendation......................................     10
  Selected Financial Data...................................     11

RISK FACTORS................................................     13
  Risks to Debentureholders if the Recapitalization is Not
    Successfully Completed..................................     13
    IF WE ARE UNABLE TO EFFECT THE RECAPITALIZATION, WE MAY
       NOT BE ABLE TO IMPLEMENT OUR STRATEGIC PLAN AND MAY
       DEFAULT ON THE DEBENTURES............................     13
  Risks Related to the Prepackaged Plan.....................     13
    DISRUPTION OF OUR BUSINESS..............................     13
    POSSIBLE INVALIDATION OF THE SOLICITATION BY THE
    BANKRUPTCY COURT........................................     14
    RISK OF NON-CONFIRMATION OF THE PREPACKAGED PLAN........     14
    RISK OF FRAUDULENT CONVEYANCE CLAIMS....................     15
  Risks Relating to the Strategic Plan......................     15
    WE CANNOT ASSURE YOU THAT THE STRATEGIC PLAN WILL
    REVERSE OUR HISTORY OF OPERATING LOSSES.................     15
    WE EXPECT TO EXPAND OUR BUSINESS RAPIDLY AND WE MUST
    PROPERLY MANAGE THAT EXPANSION..........................     15
    OUR STRATEGIC PLAN DEPENDS ON OUR ABILITY TO CONTRACT
       WITH PROVIDERS AND GET OUR CUSTOMERS TO ACCEPT OUR
       APPROACH.............................................     16
    WE RELY ON HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL
       PERSONNEL WHO MAY NOT REMAIN WITH US.................     16
    WE DEPEND ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS
       FOR ALL OF OUR BUSINESS..............................     16
    THE LOSS, MODIFICATION, OR DELAY OF LARGE CONTRACTS MAY
       NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE..........     16
    WE MAY NOT BE ABLE TO MAKE STRATEGIC ACQUISITIONS IN THE
       FUTURE OR INTEGRATE SUCH FUTURE ACQUISITIONS.........     17

SECTION                                                         PAGE
-------                                                       --------
  Risks Related to Our Clinical Studies and Research
    Operations..............................................     17
    OUR BUSINESS DEPENDS ON CONTINUED COMPREHENSIVE
       GOVERNMENTAL REGULATION OF THE DRUG DEVELOPMENT
       PROCESS AND OUR COMPLIANCE WITH THOSE REGULATIONS....     17
    WE MAY LOSE BUSINESS OPPORTUNITIES AS A RESULT OF HEALTH
       CARE REFORM..........................................     18
    WE FACE INTENSE COMPETITION.............................     18
    WE MAY NOT HAVE ADEQUATE INSURANCE AND MAY HAVE
       SUBSTANTIAL EXPOSURE TO PAYMENT OF PERSONAL INJURY
       CLAIMS...............................................     19
  Risks Related to Our Network Management Operations........     19
    IF WE ARE FOUND TO HAVE VIOLATED THE CORPORATE PRACTICE
       OF MEDICINE OR THE FEE-SPLITTING STATUTES, WE COULD
       BE SUBJECT TO FINES AND OTHER CONSEQUENCES...........     19
    INSURANCE REGULATIONS MAY INCREASE OUR COST AND REDUCE
       OUR REVENUE..........................................     19
  Risks Related to Ownership of our New Common Stock........     20
    WE MAY NOT BE ABLE TO LIST OUR NEW COMMON STOCK ON
       NASDAQ AND THIS MAY IMPAIR THE LIQUIDITY OF OUR NEW
       COMMON STOCK.........................................     20
    YOUR ABILITY TO SELL NEW COMMON STOCK MAY BE LIMITED IF
       YOU ARE DEEMED TO BE AN UNDERWRITER..................     20

CAPITALIZATION..............................................     21

COMPANY BACKGROUND AND PURPOSE FOR THE RECAPITALIZATION.....     22
  The Company...............................................     22
  Background of the Recapitalization........................     22
  Our Management Team.......................................     25
  Our Business and Opportunity..............................     26
    CLINICAL RESEARCH.......................................     26
    CLINICAL INVESTIGATIVE SITE MANAGEMENT SERVICES.........     27
    PROVIDER NETWORK MANAGEMENT.............................     27
  Divestitures and Assets Held for Sale.....................     28
  Purpose of the Recapitalization...........................     29

THE STRATEGIC PLAN..........................................     29
  Initial Strategy..........................................     29
  Growth Through Acquisitions and Strategic Relationships...     30
  The Healthcare Research Division..........................     31
  Information Technology....................................     31

VALUATION AND PROJECTED FINANCIAL INFORMATION...............     32
  Valuation Analysis........................................     32
  Projected Financial Information...........................     33

THE PREPACKAGED PLAN........................................     33
  Brief Explanation of Chapter 11 Reorganization............     34
  Solicitation of Acceptances of the Prepackaged Plan.......     35
  Voting on the Prepackaged Plan............................     36
  Classifications of Claims and Equity Interests............     37
    UNIMPAIRED CLASSES......................................     38
    NON-VOTING IMPAIRED CLASSES.............................     38
    VOTING IMPAIRED CLASSES.................................     39
  Summary of Distributions Under the Prepackaged Plan.......     39
    ADMINISTRATIVE CLAIMS...................................     40
    PRIORITY TAX CLAIMS.....................................     41
    DIP FACILITY CLAIMS.....................................     41
    CLASS 1--REVOLVING CREDIT FACILITIES CLAIMS.............     41
    CLASS 2--MISCELLANEOUS SECURED CLAIMS...................     41

SECTION                                                         PAGE
-------                                                       --------
    CLASS 3--CLASSIFIED PRIORITY CLAIMS.....................     42
    CLASS 4--DEBENTURES.....................................     42
    CLASS 5--GENERAL UNSECURED CLAIMS.......................     42
    CLASS 6--OLD COMMON STOCK INTERESTS.....................     43
    CLASS 7--OLD OTHER INTERESTS (I.E., OPTIONS)............     43
    CLASS 8--SUBSIDIARY INTERESTS...........................     43
  Summary of Other Provisions of the Prepackaged Plan.......     43
    PRESERVATION OF RIGHTS..................................     43
    TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES...     44
    CONDITIONS TO EFFECTIVENESS.............................     45
  Board of Directors........................................     45
  Required Amendments to the Certificate of Incorporation...     46
  Means for Implementation of the Prepackaged Plan..........     46
  Expenses and Sources of Cash to be Used in Connection with
    the Prepackaged Plan....................................     46
  Modification of the Prepackaged Plan......................     47
  Withdrawal of the Prepackaged Plan........................     48
  Withdrawal of Votes on the Prepackaged Plan...............     48
  Confirmation of the Prepackaged Plan......................     48
  Acceptance of the Prepackaged Plan........................     49
  Feasibility Test..........................................     49
  Best Interests of Creditors Test; Liquidation Value.......     50
    RELEVANT ASSUMPTIONS TO THE LIQUIDATION ANALYSIS........     51
    COMPENSATION TO OUR FINANCIAL ADVISOR...................     52
  Effects of Prepackaged Plan Confirmation..................     53
    DISCHARGE...............................................     53
  Injunction................................................     53
    DISCHARGED CLAIMS AND TERMINATED EQUITY INTERESTS.......     53
    RELEASED CLAIMS.........................................     53
    EXCULPATION.............................................     54
  Releases..................................................     55
    RELEASES BY US..........................................     55
    RELEASES BY HOLDERS OF CLAIMS...........................     55
    INDEMNIFICATION.........................................     56
    REVESTING OF THE COMPANIES..............................     56
  Retention of Jurisdiction.................................     56
    EXCLUSIVE JURISDICTION OF BANKRUPTCY COURT..............     56
    NON-EXCLUSIVE JURISDICTION OF BANKRUPTCY COURT..........     58
  Alternatives to Confirmation and Consummation of the
    Prepackaged Plan........................................     58
    ALTERNATIVE PLAN OF REORGANIZATION......................     59
    LIQUIDATION UNDER CHAPTER 7.............................     59

INTENDED ACTIONS DURING THE BANKRUPTCY CASES................     59
  Commencement of the Bankruptcy Cases......................     59
    TREATMENT OF HOLDERS OF SECURED CLAIMS, UNIMPAIRED
       UNSECURED CREDITORS AND EMPLOYEES DURING THE
       BANKRUPTCY CASES.....................................     59
    PROVISIONS FOR EXISTING LENDER..........................     60
    PROVISIONS FOR UNIMPAIRED UNSECURED CREDITORS...........     60
    TREATMENT OF EMPLOYEES..................................     60
  Relief to be Requested During the Bankruptcy Cases........     60
    APPLICATIONS FOR RETENTION OF THE DEBTORS'
    PROFESSIONALS...........................................     60
    MOTION TO WAIVE FILING OF SCHEDULES AND STATEMENT OF
       FINANCIAL AFFAIRS....................................     61

SECTION                                                         PAGE
-------                                                       --------
    MOTION TO MAIL NOTICES AND PROVIDE PUBLICATION NOTICE OF
       SECTION 341 MEETING TO UNIMPAIRED CREDITORS..........     61
    MOTION TO APPROVE PRE-PETITION SOLICITATION AND TO
       SCHEDULE CONFIRMATION HEARING........................     61
    MOTION TO CONTINUE USING EXISTING CASH MANAGEMENT
       SYSTEM...............................................     61
    MOTION FOR AUTHORITY FOR USE OF CASH COLLATERAL.........     62
  Anticipated Timetable for the Bankruptcy Cases............     62
  Committees................................................     62
  Insurance Programs........................................     63
  Disclosure Statement and Confirmation Hearing.............     63

MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS....     64
  Management................................................     64
  Board of Directors........................................     64
  Stock Option Program......................................     65
    STOCK OPTION GRANTS TO EXECUTIVE OFFICERS AND
    DIRECTORS...............................................     65
    2000 STOCK OPTION PLAN..................................     66
    CERTAIN FEDERAL INCOME TAX CONSEQUENCES.................     68
  Employment Agreements.....................................     69
  Certain Payments and Other Events That Will Occur
    Following Completion of the Recapitalization............     72
    MR. HEFFERMAN'S "CHANGE OF CONTROL" PAYMENT.............     72
    RETENTION BONUSES TO KEY EXECUTIVES.....................     72
  Certain Transactions and Relationships with Insiders......     72

ACCOUNTING TREATMENT OF THE RECAPITALIZATION................     74

FEDERAL INCOME TAX CONSIDERATIONS...........................     74
  Exchange of Debentures for New Common Stock...............     75
  Treatment of the New Common Stock.........................     75
  Tax Consequences to the Company...........................     76
    CANCELLATION OF DEBT....................................     76
    SECTION 382.............................................     76

SECURITIES LAW MATTERS......................................     77
  Solicitation of Acceptances of Prepackaged Plan...........     77
  Issuance and Resale of the New Common Stock Under a
    Bankruptcy Plan.........................................     77
  Registration Rights Agreement.............................     78

DESCRIPTION OF THE DEBENTURES...............................     78
  Material Terms............................................     78
  Moody's Investors Service Rating..........................     79
  Significant Debentureholders..............................     79

DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE
  OF INCORPORATION AND BY-LAWS..............................     79
  Old Common Stock and New Common Stock.....................     79
  Preferred Stock...........................................     80
  Classified Board of Directors.............................     80
  Other Provisions..........................................     80
    SPECIAL MEETINGS OF THE STOCKHOLDERS OF THE COMPANY.....     80
    AMENDMENT OF THE BY-LAWS................................     81
    NO ACTION BY WRITTEN CONSENT............................     81
  Business Combinations.....................................     81
    SUPERMAJORITY VOTE FOR CERTAIN BUSINESS COMBINATIONS....     81

SECTION                                                         PAGE
-------                                                       --------
    DELAWARE TAKEOVER STATUTE...............................     81

PRICE RANGE OF OLD COMMON STOCK AND DELISTING...............     82
  Price Range of Old Common Stock...........................     82
  Limited Trading Market....................................     82

IMPORTANT CONTACT INFORMATION...............................     82
  The Voting Agent..........................................     83

CONCLUSION AND RECOMMENDATION...............................     83

ANNEX LIST

ANNEX A Joint Prepackaged Chapter 11 Plan of Reorganization

ANNEX B Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2000

ANNEX C Projected Financial Information

ANNEX D Liquidation Analysis

ANNEX E Second Amended and Restated Forbearance, Lock-Up and Voting Agreement, as amended

                                                       ICSL DISCLOSURE STATEMENT

                        SUMMARY OF THE RECAPITALIZATION

    THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION CONTAINED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS DOCUMENT. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS TO WHICH IT REFERS BEFORE DECIDING WHETHER TO VOTE IN FAVOR OF THE PREPACKAGED PLAN.

THE COMPANY

    We began our operations in 1994 under the name Continuum Care Corporation. When we closed the initial public offering of our Old Common Stock in January 1996, we had changed our name to PhyMatrix Corp. and were positioned to become a physician-driven, integrated medical management company that provided medical management services to the medical community, certain ancillary medical services to patients and medical real estate development and consulting services to related and unrelated third parties. As a result of a significant downturn in the physician practice management ("PPM") industry, in August 1998, we announced our plan to reposition ourselves and change our business model. As part of this restructuring, in April 1999, we changed our name to Innovative Clinical Solutions, Ltd. We have nearly completed the process of repositioning ourselves as a company that provides diverse services supporting the needs of the pharmaceutical and managed care industries. We have focused our operations on two integrated business lines:

    - pharmaceutical services, including investigative site management, clinical and outcomes research and disease management; and

    - multi and single-specialty provider network management.

BACKGROUND OF THE RESTRUCTURING

    In late 1997 and early 1998, our and other PPM providers' stock prices declined significantly as a result of several high profile industry bankruptcies, weak earnings and the negative perception of the PPM industry among analysts generally. In response, our Board of Directors reviewed our existing business plan and instructed management to explore various strategic alternatives that could improve our operating results and market position. Among these alternatives were:

    - mergers;

    - asset sales;

    - management buy-backs; and

    - other business combinations or strategic transactions.

    During July 1998, we hired a nationally recognized investment banker to assist us in our evaluation. In August 1998, based upon its review of the investment banker's report and our operations, our Board of Directors approved several strategic initiatives designed to reposition the Company and grow our business into a leader in the clinical studies, healthcare research and network management industries through integration of our business lines and targeted acquisitions.

    As part of this repositioning process, we have terminated our management of individual and group physician practices and divested ourselves of our ancillary medical service business and related assets. In addition, we have sold our real estate services operation.

    During the process of implementing these strategic initiatives, we were approached by Third Avenue Trust on behalf of Third Avenue Value Fund Series and Aggressive Conservative Investment Fund, L.P. (f/k/a M. J. Whitman Pilot Fish Opportunity Fund, L.P.), which together own more than 50% of the

                                                       ICSL DISCLOSURE STATEMENT

principal amount of the Debentures, (the "MAJORITY HOLDERS") to discuss the possible exchange of some or all of the Debentures for our equity in order to reduce our debt burden and improve our ability to execute our Strategic Plan (as hereinafter defined). In connection therewith, in November 1999, we retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to advise us with respect to any refinancings, repurchases or restructurings of our outstanding securities and indebtedness with the goal of substantially reducing our outstanding principal amount of the Debentures. The Majority Holders thereafter formed a steering committee of Debentureholders (the "STEERING COMMITTEE") to negotiate with us regarding the terms of a Recapitalization as a means of improving our capital structure and our ability to implement our repositioning. We sought DLJ's assistance and advice in connection with these negotiations. The terms of the Prepackaged Plan set forth in this Disclosure Statement are the product of negotiations with the Steering Committee. The Steering Committee is being advised by White & Case LLP and the Majority Holders have agreed in writing to, among other things, vote in favor of the Prepackaged Plan. THE STEERING COMMITTEE SUPPORTS THE PREPACKAGED PLAN AND STRONGLY URGES YOU TO REVIEW THIS DISCLOSURE STATEMENT AND THE PREPACKAGED PLAN AND TO VOTE ON THE PREPACKAGED PLAN. We have determined that it is in our best interests to implement the Recapitalization through the Prepackaged Plan described in this Disclosure Statement.

THE STRATEGIC PLAN

    Since August 1998, we have made significant progress in executing on our strategic plan (the "STRATEGIC PLAN") to reposition ourselves as a leading provider of services to the pharmaceutical and managed care industries, specifically in the areas of clinical studies, healthcare research and network management. The initial phase of the Strategic Plan involved the divestiture of certain of our lines of business that were either under-performing or unrelated to our new strategic focus. We also recruited a new management team with experience in the site management and network management businesses and we changed our name from PhyMatrix Corp. to Innovative Clinical Solutions, Ltd. to reflect our new strategic focus.

    In connection with our divestitures, we recognized extraordinary losses that were much greater than we had anticipated. These losses and our heavily leveraged position, largely due to the existence of the Debentures, left us without the financial resources to undertake the growth phase of our Strategic Plan. We determined that we would need to restructure our balance sheet in order to implement the remainder of our Strategic Plan. After extensive discussions with the Steering Committee, we concluded that the best way to effect this restructuring was through the Prepackaged Plan described in this Disclosure Statement.

    The Recapitalization will reduce our debt obligations by $100 million by replacing our indebtedness to the Debentureholders with New Common Stock. After completion of the Recapitalization, we will have established a capital structure that we believe will support the expansion of our operations and the further integration of our business lines. The Recapitalization should improve our ability to access capital and to use our equity both for targeted acquisitions and as incentive compensation to attract and retain key personnel who will be integral to the success of the Strategic Plan.

    Our Strategic Plan contemplates a series of initiatives designed to expand our business and further integrate our business lines. We intend to leverage our specialty and multi-specialty networks, which currently include in excess of 5,000 providers and over 10 million covered lives. By providing access to these networks, we offer the pharmaceutical industry the opportunity for high quality, rapid completion of essential research and clinical studies. In addition, we intend to increase our existing base of 42 Phase I through IV research locations to 300 locations over the next five fiscal years. We intend to accomplish this through a series of targeted acquisitions of, and exclusive contractual relationships with, existing clinical sites. Our site acquisitions and contractual relationships with sites will focus on those clinical areas that we

                                                       ICSL DISCLOSURE STATEMENT

believe will be most profitable over the next few years. The Recapitalization is critical to the success of our Strategic Plan.

THE RECAPITALIZATION

    We will complete the Recapitalization in bankruptcy cases filed by us and our wholly-owned subsidiaries (the "BANKRUPTCY CASES"), through the Prepackaged Plan as described below. In order for us to do so, we must receive approval of the Prepackaged Plan from (i) Debentureholders holding at least two-thirds
( 2/3) of the principal amount of the Debentures actually voted on the Prepackaged Plan and (ii) more than one-half ( 1/2) in number of the Debentureholders that actually vote on the Prepackaged Plan. The Prepackaged Plan also must be confirmed (approved) by a United States bankruptcy court. See "THE PREPACKAGED PLAN--Voting on the Prepackaged Plan." We believe that the approval of the current holders of our Old Common Stock is not necessary to the completion of the Recapitalization through the Prepackaged Plan. If the Prepackaged Plan is confirmed, even if you did not vote or voted against the Prepackaged Plan, you will receive New Common Stock in exchange for your Debentures, your Debentures will be canceled and the Indenture will be discharged, even if you do not vote in favor of the Prepackaged Plan.

    We anticipate that the Bankruptcy Cases will be commenced before the occurrence of an Event of Default (as defined in the Indenture) with respect to payment of the next interest payment on the Debentures, which is due on June 15, 2000 and is subject to a thirty (30) day grace period thereafter. Accordingly, we do not intend to make this interest payment.

    In the Recapitalization, each Debentureholder will receive 108 shares of New Common Stock for each $1,000 principal amount of Debentures held by such Debentureholder. Existing shares of Old Common Stock will be canceled and
1.2 million shares of New Common Stock will be issued to our existing stockholders pro rata based on the number of shares of Old Common Stock they currently hold. However, because the Prepackaged Plan provides that no fractional shares of New Common Stock will be issued, any holder of our Old Common Stock currently holding fewer than 16 shares of Old Common Stock will not receive any shares of New Common Stock under the Prepackaged Plan. All existing rights to acquire Old Common Stock will be canceled.

    The New Common Stock issued to Debentureholders and holders of our Old Common Stock will be subject to dilution as a result of options to purchase up to an aggregate of 14.2% of the fully diluted shares of New Common Stock after the Recapitalization issued to management and certain non-employee directors. In addition, we may issue additional options to purchase up to 1.8% of our fully diluted New Common Stock to management and other key personnel. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Stock Option Program."

BOARD OF DIRECTORS

    As of the Effective Date of the Prepackaged Plan, three persons selected by Steering Committee Consent will be appointed to our Board of Directors. (For all purposes herein and in the Prepackaged Plan, the term "STEERING COMMITTEE CONSENT" shall mean the affirmative vote of the members of the Steering Committee who collectively hold more than 50% of the aggregate principal amount of the Debentures. In no case shall such vote require any formal or informal solicitation of the Debentureholders.) In addition, four members of our existing Board of Directors will continue to serve on our Board of Directors. Consequently the new Board of Directors will consist of seven members, four of whom are existing directors, three of whom will be selected by the Steering Committee. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Board of Directors."

                                                       ICSL DISCLOSURE STATEMENT

PROCEDURE FOR APPROVING THE PREPACKAGED PLAN

    Each Debentureholder will receive an appropriate ballot (each a "BALLOT") for the purpose of voting to accept or reject the Prepackaged Plan. Each Debentureholder that wishes to vote on the Prepackaged Plan must complete and execute its Ballot, check the box indicating whether it votes in favor of or against the Prepackaged Plan and return such Ballot in accordance with the instructions contained therein so that it may be transmitted to the Voting Agent prior to the Voting Termination Date. Delivery to the Voting Agent will be deemed made only when receipt is confirmed by the Voting Agent. The record date for determining the Debentureholders for purposes of voting on the Prepackaged Plan is May 18, 2000. For a discussion on voting by the Debentureholders, see "THE PREPACKAGED PLAN--Voting on the Prepackaged Plan."

EXPIRATION, TERMINATION AND WITHDRAWAL

    The solicitation of your consent to the Prepackaged Plan is scheduled to expire at 5:00 p.m., Eastern time on July 12, 2000 (the "VOTING TERMINATION DATE"). Subject to Steering Committee Consent, we may extend the Voting Termination Date at our option. We need to receive your vote on the Prepackaged Plan as soon as possible in order to determine whether an extension of the Voting Termination Date is appropriate.

    We may terminate this solicitation at any time prior to the filing of the Prepackaged Plan with the bankruptcy court in our discretion.

    Unless you are a party to a Forbearance Agreement, you may withdraw or change your vote on the Prepackaged Plan at any time prior to the Voting Termination Date. After such date, no vote on the Prepackaged Plan may be withdrawn or changed without the authorization of the bankruptcy court. Pursuant to Rule 3018 of the Federal Rules of Bankruptcy Procedure (the "BANKRUPTCY RULES"), once you have voted to accept or reject the Prepackaged Plan, and the Bankruptcy Cases have been commenced, you will need the approval of the bankruptcy court to withdraw or change such acceptance or rejection.

INTERPRETATION AND EFFECT OF BALLOTS

    We will decide any and all questions affecting the validity of any Ballot submitted in connection with this Disclosure Statement. Our decision will be final and binding. We may reject any Ballots that are not in proper form or that our counsel believes would be unlawful or were submitted in bad faith. It is important that all Debentureholders vote because, under the Bankruptcy Code, for purposes of determining whether the requisite acceptances of a particular class have been received, only holders in such class who actually vote will be counted. Accordingly, failure by a Debentureholder to submit a duly completed and signed Ballot will be deemed to constitute an abstention by such Debentureholder with respect to the vote on the Prepackaged Plan. Abstentions, either as a result of submitting a Ballot that has not been fully completed or signed or by not submitting a Ballot on a timely basis, will not be counted as votes for or against the Prepackaged Plan. Any Ballot which is executed by a Debentureholder but does not indicate an acceptance or rejection of, or abstention with respect to the Prepackaged Plan, will not be counted as an acceptance or rejection of the Prepackaged Plan or as a vote.

OBJECTIONS TO THE PREPACKAGED PLAN AND THE DISCLOSURE STATEMENT

    If, by the Voting Termination Date, we have received the requisite acceptances of the Prepackaged Plan to complete the Recapitalization in bankruptcy, we intend to commence bankruptcy proceedings under Chapter 11 (the principal business reorganization chapter) of the Bankruptcy Code for us and all of our wholly-owned subsidiaries, and to seek confirmation (court approval) of the Prepackaged Plan by the bankruptcy court as promptly as possible. If confirmed by the bankruptcy court, the Prepackaged Plan will

                                                       ICSL DISCLOSURE STATEMENT

be binding upon all holders of claims and equity interests regardless of whether they have voted to accept the Prepackaged Plan.

    Upon commencement of the Bankruptcy Cases, we intend to request that the bankruptcy court also (i) schedule a hearing (the "DISCLOSURE STATEMENT AND CONFIRMATION HEARING") to consider approval of the Disclosure Statement as having contained adequate information, approval of the solicitation procedures as having been in compliance with Section 1126(b) of the Bankruptcy Code and confirmation of the Prepackaged Plan pursuant to Section 1129 of the Bankruptcy Code and (ii) fix a deadline for the filing of objections to approval of the Disclosure Statement or the solicitation procedures or confirmation of the Prepackaged Plan (the "DISCLOSURE STATEMENT AND CONFIRMATION HEARING OBJECTION DEADLINE") as soon as possible.

    Any objection to approval of the Disclosure Statement or the solicitation procedures or confirmation of the Prepackaged Plan must be in writing, and

    - state the name and address of the objecting party and the amount of its claim or the nature of its equity interest held or asserted by it against any of the Companies,

    - state with particularity the basis and nature of each objection, and

    - filed with the Clerk of the bankruptcy court together with proof of service thereof, and served upon the co-counsel for the Companies, co-counsel for the Steering Committee, counsel for any official committee appointed in the Bankruptcy Cases and the Office of the United States Trustee, so as to be received no later than the Disclosure Statement and Confirmation Hearing Objection Deadline.

Only timely filed and served objections to approval of the Disclosure Statement or the solicitation procedures or confirmation of the Prepackaged Plan will be considered by the bankruptcy court. Such objections are governed by Bankruptcy Rule 9014.

    We will also seek an order from the bankruptcy court providing that:

    - the failure of any person to file and serve timely objections to approval of the Disclosure Statement or the solicitation procedures or confirmation of the Prepackaged Plan shall preclude such person from objecting thereto; and

    - the Disclosure Statement and Confirmation Hearing may be adjourned from time to time by the bankruptcy court without further notice except for the announcement of the adjournment date made at the Disclosure Statement and Confirmation Hearing or at any subsequent adjourned Disclosure Statement and Confirmation Hearing.

SOLICITATION OF ACCEPTANCES

    The Prepackaged Plan designates eight classes of claims against, and equity interests in, the Company. We are soliciting acceptances of the Prepackaged Plan only from the Debentureholders (Class 4). The Debentureholders are the only impaired class under the Prepackaged Plan from whom we believe the solicitation of acceptances is essential to confirmation. All remaining classes are or will be either (i) unimpaired and deemed under the Bankruptcy Code to have accepted the Prepackaged Plan, (ii) impaired and deemed under the Bankruptcy Code to have rejected the Prepackaged Plan or (iii) subject to a request by us to the bankruptcy court to be deemed to have rejected the Prepackaged Plan. We may use votes cast for the Prepackaged Plan only for the Prepackaged Plan and not for any other plan of reorganization. All votes cast will be irrevocable upon our filing of the Prepackaged Plan with the bankruptcy court, unless permission of the bankruptcy court is received to revoke any such votes.

    Subject to consummation of the Prepackaged Plan, a vote in favor of the Prepackaged Plan will also be deemed to constitute, among other things,

                                                       ICSL DISCLOSURE STATEMENT

    - your consent to the releases set forth in the Prepackaged Plan,

    - your waiver of any and all defaults under the Indenture governing your Debentures that may exist as of the Effective Date,

    - your agreement to instruct the Indenture Trustee to take all necessary actions to effectuate the Prepackaged Plan, and

    - your approval, as a recipient of our New Common Stock, of the Option Plan.

    In order to receive a release under the Prepackaged Plan, you must vote to accept the Prepackaged Plan. See "THE PREPACKAGED PLAN--Releases."

VOTING PROCEDURES

    For the Prepackaged Plan to be approved by the bankruptcy court, the Bankruptcy Code requires, among other things, that it be accepted by
(i) Debentureholders holding at least two-thirds ( 2/3) of the principal amount of the Debentures actually voted on the Prepackaged Plan and (ii) more than one-half ( 1/2) in number of the Debentureholders that actually vote on the Prepackaged Plan. Because only votes cast for or against the Prepackaged Plan are counted, a failure to vote will not be counted, and it is therefore possible that we may obtain the necessary acceptances of the Prepackaged Plan by the votes of (a) Debentureholders holding substantially less than two-thirds ( 2/3) of the aggregate principal amount of the Debentures and (b) substantially less than one-half ( 1/2) in number of all of the Debentureholders. See "THE PREPACKAGED PLAN--Voting on the Prepackaged Plan."

UNIMPAIRED CLASSES

    The following classes of claims and interests are not impaired under the Prepackaged Plan, and pursuant to Section 1126(f) of the Bankruptcy Code, are conclusively deemed to have accepted the Prepackaged Plan without the necessity of a formal solicitation of the members of such classes:

                         Class 1--Revolving Credit Facility Claims
                         Class 2--Miscellaneous Secured Claims
                         Class 3--Classified Priority Claims
                         Class 5--General Unsecured Claims
                         Class 8--Subsidiary Interests

NON-VOTING IMPAIRED CLASSES

    The following classes of interests are impaired under the Prepackaged Plan and, subject in the case of Class 6 to the approval of the bankruptcy court, are deemed to reject the Prepackaged Plan without the necessity of a formal solicitation of the members of such classes:

                         Class 6--Old Common Stock
                         Class 7--Old Other Interests (I.E., options)

    In the case of Class 6--Old Common Stock, we intend to seek a determination by the bankruptcy court that the solicitation of votes from such class will not be necessary. We believe that the Prepackaged Plan may be confirmed without the votes of such class pursuant to Section 1129(b) of the Bankruptcy Code because
(i) the holders of Class 6 Interests will receive a distribution under the Prepackaged Plan that is not less than the distribution that such holders would receive if we were liquidated under Chapter 7 of the

                                                       ICSL DISCLOSURE STATEMENT

Bankruptcy Code and (ii) no holder of an interest that is junior to the Class 6 Interests will receive or retain any property under the Prepackaged Plan.

    In the case of Class 7--Old Other Interests, such class is deemed to reject the Prepackaged Plan pursuant to Section 1126(g) of the Bankruptcy Code because the holders of such interests will not receive or retain any property under the Prepackaged Plan.

VOTING IMPAIRED CLASSES

    Class 4, comprised of the Debentures, is the only impaired class under the Prepackaged Plan from whom we believe the formal solicitation of acceptances is required. Section 1129(a)(10) of the Bankruptcy Code provides that if any classes of claims are impaired under a plan, the plan cannot be confirmed unless at least one of such impaired classes of claims has voted to accept the plan (without counting any acceptance of the plan by any insiders). Because
Class 4--Debenture Claims is the only impaired class of claims under the Prepackaged Plan, the affirmative vote of the holders of such claims is necessary for confirmation of the Prepackaged Plan. We do not believe that any holder of a Class 4 Debenture Claim is an insider.

    Although the interests of the holders of Old Common Stock (Class 6) are impaired under the Prepackaged Plan and such holders will receive a distribution under the Prepackaged Plan, the requirement of Section 1129(a)(10) of the Bankruptcy Code cannot be met by the affirmative vote of a class of equity interests. In any event, as stated above, we shall seek the authorization of the bankruptcy court to have Class 6 deemed to reject the Prepackaged Plan. If such approval is not received prior to the Disclosure Statement and Confirmation Hearing, then the holders of our Old Common Stock will be entitled to vote separately as a class to accept or reject the Prepackaged Plan. In the event that we are required to solicit the votes of the holders of our Old Common Stock (Class 6), we will be unable to use any potential acceptance by such class for purposes of complying with Section 1129(a)(10) of the Bankruptcy Code.

SUMMARY OF DISTRIBUTIONS UNDER THE PREPACKAGED PLAN

    Other than the Debentureholders (Class 4), all holders of allowed claims will either be paid in full in cash when the Prepackaged Plan becomes effective or, subject to the approval of the bankruptcy court, will be paid, in the ordinary course, according to existing payment terms (or such other terms as the holders of these claims and we may agree) or their contractual rights will be reinstated and any defaults cured, in accordance with Section 1124(2) of the Bankruptcy Code. Holders of Old Common Stock will have their interests canceled, although they will receive shares of New Common Stock in an aggregate amount equal to 10% of the New Common Stock to be issued by the reorganized ICSL, subject to further dilution. The interests of Class 7 (Old Other Interests) will be canceled and they will not receive or retain any property under the Prepackaged Plan.

    On the date that the Prepackaged Plan becomes effective, the Debentureholders will receive 10.8 million shares of our New Common Stock which will equal 90% of our New Common Stock issued in connection with the Prepackaged Plan. The ownership percentage of our New Common Stock distributed to the Debentureholders will be subject to dilution in respect of the options granted pursuant to the Option Plan to be adopted by ICSL in connection with the implementation of the Prepackaged Plan. Each Debentureholder will receive 108 shares of New Common Stock for each $1,000 in face amount of Debentures owned by such Debentureholder. The issuance of New Common Stock pursuant to the options

                                                       ICSL DISCLOSURE STATEMENT

to be granted under the Option Plan will result in percentage ownership of New Common Stock by the Debentureholders and the holders of our Old Common Stock as follows:

                                                             PRO FORMA ASSUMING
CLASS                                                       RECAPITALIZATION (A)
-----                                                       --------------------
Debentureholders..........................................          75.6%
Existing Stockholders.....................................           8.4%
ICSL Management and Certain Non-Employee Directors........          16.0%

------------------------

(a) These percentages reflect the fully diluted ownership of New Common Stock assuming the issuance of up to 2,285,714 shares of New Common Stock reserved for issuance under our Option Plan. In connection with the Recapitalization, on the Effective Date options to purchase 2,028,570 shares of New Common Stock will be granted to our executive officers and directors under our Option Plan. These options vest over four to six year periods. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Stock Option Program."

CERTAIN CONSEQUENCES OF THE PREPACKAGED PLAN

    CONSEQUENCES OF FAILURE TO CONFIRM THE PREPACKAGED PLAN

    If we do not receive sufficient acceptances of the Prepackaged Plan to complete the Recapitalization, we believe that our ability to execute our Strategic Plan and grow our business will be materially and adversely affected. Under our current debt structure, we believe that with cash flow from operations, available cash, expected cash to be generated from assets held for sale, and borrowings available under our existing lines of credit we will be able to meet our obligations as they come due for the next 12 months, but we have substantial doubt as to our ability to make interest payments on the Debentures thereafter and we do not believe we will have funds available to pay the Debentures at maturity. Accordingly, we believe that failure to consummate the Recapitalization would result in a default on the Debentures on maturity, or earlier, if we are unable to make future interest payments. If we do not have funds available and are otherwise unable to reach a satisfactory agreement with the Debentureholders, we will have to consider other alternatives at maturity of the Debentures or earlier if we are unable to make interest payments when due. These alternatives include a bankruptcy proceeding resulting in a different plan of reorganization that could result in significantly less recovery for the Debentureholders than proposed in the Prepackaged Plan.

    CONSEQUENCES OF THE RECAPITALIZATION

    If the Prepackaged Plan is approved and the Recapitalization is completed, you will no longer have a debt claim against us but will instead have an equity interest in us.

    CONSEQUENCES OF THE PREPACKAGED PLAN

    Although we hope that a bankruptcy filing solely for the purpose of implementing an agreed-upon restructuring would be of short duration and would not be seriously disruptive to our business, we cannot be certain that this will be the case. Although the Prepackaged Plan is designed to minimize the length of the bankruptcy proceedings, it is impossible to predict with certainty the amount of time and resources that we may expend in bankruptcy or to assure that the Prepackaged Plan will be confirmed.

                                                       ICSL DISCLOSURE STATEMENT

    Even if confirmed on a timely basis, a bankruptcy proceeding to confirm the Prepackaged Plan could have an adverse effect on our business. Among other things, it is possible that a bankruptcy proceeding could adversely affect:

    - our relationships with our customers;

    - our relationships with our employees;

    - our relationships with our key suppliers; and

    - implementation of our Strategic Plan.

    The extent to which a bankruptcy proceeding disrupts our business will likely be directly related to the length of time it takes to complete the proceeding. If we are unable to obtain confirmation of the Prepackaged Plan on a timely basis because of a challenge to the Prepackaged Plan or a failure to satisfy the conditions to confirmation of the Prepackaged Plan, we may be forced to operate in bankruptcy for an extended period while we try to confirm the Prepackaged Plan or to develop a different plan of reorganization that can be confirmed. That would increase both the probability and the magnitude of the adverse effects described above.

    Because the Prepackaged Plan provides that all Debentureholders will receive New Common Stock in the Recapitalization, we would not have to redeem, repurchase or otherwise service any Debentures.

    IF WE DO NOT RECEIVE REQUISITE ACCEPTANCES OF THE PREPACKAGED PLAN, WE MAY BE EITHER UNABLE TO COMPLETE THE RECAPITALIZATION OR FORCED TO ATTEMPT TO IMPLEMENT A DIFFERENT PLAN OF REORGANIZATION THROUGH A MORE LENGTHY, COSTLY AND UNCERTAIN BANKRUPTCY PROCEEDING.

FEDERAL INCOME TAX CONSIDERATIONS

    The exchange of Debentures for New Common Stock pursuant to the Prepackaged Plan should be treated as part of a "recapitalization" within the meaning of the reorganization provisions of the Internal Revenue Code. Accordingly, a Debentureholder will not be entitled to recognize any loss realized as a result of such exchange and will not recognize any gain realized as a result of such exchange. The Prepackaged Plan will also have important tax effects on the Company and its subsidiaries, including limitations on their ability to utilize net operating losses. See "FEDERAL INCOME TAX CONSIDERATIONS."

DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE OF INCORPORATION AND
  BY-LAWS

    The rights, privileges, preferences and voting of the New Common Stock will be substantially identical to the Old Common Stock. Each share of New Common Stock will have one vote on all matters on which stockholders are entitled or permitted to vote, including the election of directors, and will be entitled to share ratably in dividends declared by the Board of Directors out of funds legally available therefor. We do not expect to declare or pay cash dividends to holders of our Old Common Stock or New Common Stock in the foreseeable future. As part of the Prepackaged Plan, our Certificate of Incorporation will be amended to eliminate various anti-takeover provisions. See "DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS."

    If the Prepackaged Plan is approved by the Debentureholders and confirmed by the bankruptcy court, in the subsequent Recapitalization we will cancel all shares of Old Common Stock outstanding on the Effective Date and substitute therefor one (1) share of New Common Stock for every thirty-one (31) shares of Old Common Stock then outstanding. All rights to acquire Old Common Stock outstanding on the Effective Date will be canceled and the holders thereof will not receive or retain any property under the Prepackaged Plan on account of such rights. Upon completion of the Recapitalization, existing holders of Old Common Stock will have been diluted by 90% based on the issuance of New Common Stock to the

                                                       ICSL DISCLOSURE STATEMENT

Debentureholders and will be subject to further dilution upon the exercise of options to purchase New Common Stock which will be awarded to management and certain non-employee directors. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Stock Option Program."

LISTING AND TRADING OF DEBENTURES, OLD COMMON STOCK AND NEW COMMON STOCK

    The Debentures are not listed on any national or regional exchange or included in The Nasdaq Stock Market-Registered Trademark- ("NASDAQ"). The Debentures trade on a limited basis in the over-the-counter market. The Debentures currently trade at between 20% and 25% of their face value. Trading in the Debentures, however, is extremely limited and you are encouraged to obtain current information on the market price of the Debentures that you hold.

    Our Old Common Stock was delisted from Nasdaq on December 8, 1999 and is currently traded on the Over-the-Counter Bulletin Board under the symbol "ICSL.OB." See "RISK FACTORS--Risks Related to Ownership of Our New Common Stock--WE MAY NOT BE ABLE TO LIST OUR NEW COMMON STOCK ON NASDAQ AND THIS MAY IMPAIR THE LIQUIDITY OF OUR NEW COMMON STOCK." The reported closing price of the Old Common Stock on May 31, 2000 was $0.21 per share. Upon completion of the Recapitalization, we will use our reasonable best efforts to seek listing of the New Common Stock on Nasdaq, but there is no assurance we will be able to do so.

VOTING AGENT

    Corporate Investor Communications, Inc. will act as Voting Agent (the "VOTING AGENT") for the Recapitalization. All correspondence and all inquiries relating to the Recapitalization and Ballot should be sent to the Voting Agent at the address and telephone number set forth on the back cover page of this document.

BOARD RECOMMENDATION

    Our Board of Directors has unanimously approved the terms of the Prepackaged Plan and believes that it is in our best interests. The Board of Directors strongly urges you to vote in favor of the Prepackaged Plan. However, you must make your own decision as to whether to vote in favor of the Prepackaged Plan.

                                                       ICSL DISCLOSURE STATEMENT

SELECTED FINANCIAL DATA

    The following selected historical financial data was derived from the Company's Financial Statements which have been audited by independent accountants, PricewaterhouseCoopers LLP. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2000, a copy of which is attached hereto as ANNEX B and incorporated herein by reference. The amounts below are in thousands except per share data.

                                           Combined                    Consolidated
                                         ------------   -------------------------------------------
                                                               YEAR ENDED (a)
                                         ----------------------------------------------------------
                                         DECEMBER 31,                   JANUARY 31,
                                         ------------   -------------------------------------------
                                             1995         1997       1998       1999        2000
                                         ------------   --------   --------   ---------   ---------
STATEMENT OF OPERATIONS DATA:
  Net revenues from services...........    $ 61,712     $ 98,765   $155,946   $ 179,472   $ 125,865
  Net revenues from management service
    agreements.........................      12,717       47,942     94,134     103,112      59,996
  Net revenues from real estate........                   19,049     31,099       8,694         423
                                           --------     --------   --------   ---------   ---------
  Total revenue........................      74,429      165,756    281,179     291,278     186,284

Operating expenses
  Salaries, wages and benefits.........      35,809       58,351     88,221      94,710      61,924
  Depreciation and amortization........       3,956        7,382     10,800      14,786      11,699
  Rent Expense.........................       5,102        8,519     16,649      20,671      15,279
  Earn out payment.....................       1,271           --         --          --          --
  Provision for closure loss...........       2,500           --         --          --          --
  Gain on sale of assets...............          --         (262)    (1,891)     (5,414)         11
  Provision for write-down of notes
    receivable.........................          --           --         --       2,674      13,840
  Merger and other noncontinuing
    expenses related to CSL............       2,133        1,929     11,057          --          --
  Goodwill impairment write-down.......          --           --         --       9,093      36,046
  Nonrecurring expenses................          --           --         --      10,465       1,723
  Other (primarily capitation
    expenses)..........................      27,493       66,694    132,177     181,813     156,969
                                           --------     --------   --------   ---------   ---------
Income (loss) from operations..........      (3,835)      23,143     24,166     (37,520)   (111,207)
Interest expense, net..................       4,828        1,726      4,775       8,005      10,220
(Income) from investments in
  affiliates...........................        (569)        (709)      (731)         --         (46)
                                           --------     --------   --------   ---------   ---------
Net Income (loss) before taxes and
  extraordinary item...................      (8,094)      22,126     20,122     (45,525)   (121,575)
Income tax expense (benefit)...........          --        6,836      9,823     (11,549)        194
                                           --------     --------   --------   ---------   ---------
Net income (loss) before extraordinary
  item (b).............................      (8,094)      15,290     10,299     (33,976)   (121,575)
                                           --------     --------   --------   ---------   ---------
Extraordinary item, net of tax of $0...          --           --         --      96,784      49,632
                                           --------     --------   --------   ---------   ---------
Net income (loss)......................    $ (8,094)    $ 15,290   $ 10,299   $(130,760)  $(171,207)
                                           ========     ========   ========   =========   =========

                                                       ICSL DISCLOSURE STATEMENT

                                           Combined                    Consolidated
                                         ------------   -------------------------------------------
                                                               YEAR ENDED (a)
                                         ----------------------------------------------------------
                                         DECEMBER 31,                   JANUARY 31,
                                         ------------   -------------------------------------------
                                             1995         1997       1998       1999        2000
                                         ------------   --------   --------   ---------   ---------
PER SHARE DATA:
Net income (loss) per share--basic
  Income (loss) before extraordinary
    item...............................    $     --     $   0.56   $   0.35   $   (1.02)  $   (3.45)
  Extraordinary item, net of tax of
    $0.................................    $     --     $     --   $     --   $   (2.89)  $   (1.41)
  Net income (loss)....................    $     --     $   0.56   $   0.35   $   (3.91)  $   (4.86)
Net income (loss) per share- diluted
  Income (loss) before extraordinary
    item...............................    $     --     $   0.55   $   0.35   $   (1.02)      (3.45)
  Extraordinary item, net of tax of
    $0.................................    $     --     $     --   $     --   $   (2.89)      (1.41)
  Net income (loss)....................    $     --     $   0.55   $   0.35   $   (3.91)  $   (4.86)
PER SHARE DATA:
PRO FORMA INFORMATION (UNAUDITED) (C)
Adjustment to income tax expense.......    $     --     $  1,293   $    624   $      --   $      --
Net Income.............................    $     --     $ 13,997   $  9,675   $      --   $      --
Net income per share--basic............    $     --     $   0.51   $   0.33   $      --   $      --
Net income per share--diluted..........    $     --     $   0.51   $   0.33   $      --   $      --

Weighted average shares outstanding--
  basic................................    $     --       27,295     26,690      33,401      35,235
Weighted average shares outstanding--
  diluted..............................    $     --       27,682     30,229      33,401      35,235
Balance Sheet Data:
Working capital........................    $(19,897)    $111,811   $ 86,390   $ 111,185   $ (92,716)
Accounts receivable, net...............      22,921       41,744     57,252      15,276      16,193
Total assets...........................     138,467      313,310    378,160     252,851      87,311
Total debt.............................      97,090      118,830    134,359     117,657     115,952
Stockholders' equity...................      15,437      153,780    212,035     105,900     (66,722)

------------------------

(a) In January 1996, the Company changed its fiscal year end from December 31 to January 31.

(b) Provisions for income taxes have not been reflected in the combined financial statements because there is no taxable income on a combined basis.

(c) The pro forma net income and net income per share information reflect the effect on historical results (prior to the merger with Clinical
    Studies, Ltd. ("CSL") as if CSL had been a C corporation rather than an S corporation and had paid income taxes).

                                                       ICSL DISCLOSURE STATEMENT

                                  RISK FACTORS

    Debentureholders should consider the factors set forth below, as well as the other information set forth in this Disclosure Statement or incorporated herein by reference, prior to determining whether to vote to accept the Prepackaged Plan.

RISKS TO DEBENTUREHOLDERS IF THE RECAPITALIZATION IS NOT SUCCESSFULLY COMPLETED

    IF WE ARE UNABLE TO EFFECT THE RECAPITALIZATION, WE MAY NOT BE ABLE TO
     IMPLEMENT OUR STRATEGIC PLAN AND MAY DEFAULT ON THE DEBENTURES

    We are currently in a very competitive market. We believe that the Strategic Plan is necessary to enable us to stay competitive. If we do not complete the Recapitalization, we will not have funds available to pay the Debentures at maturity and we may be unable to make interest payments due prior to maturity unless there are significant improvements in our financial position. In addition, if we do not complete the Recapitalization:

    - our ability to offer equity incentives to existing management and future employment candidates will be significantly reduced;

    - our ability to demonstrate to pharmaceutical companies and other potential customers our financial stability and ability to complete long-term, expensive clinical trials will be diminished; and

    - our ability to access capital for the implementation of our Strategic Plan, including acquisitions, will be impaired.

    We do not believe that we will be able to significantly improve our financial position and complete our Strategic Plan without completing the Recapitalization. Thus, if we do not complete the Recapitalization through the Prepackaged Plan, we will have to consider other alternatives, including bankruptcy without the Prepackaged Plan, at or before maturity of the Debentures. The results of these alternatives may be significantly less favorable to the Debentureholders than the Recapitalization.

RISKS RELATED TO THE PREPACKAGED PLAN

    If we receive the requisite acceptances, we expect to complete the Recapitalization in bankruptcy. Completion of the Recapitalization in bankruptcy may entail certain risks for the Debentureholders.

    DISRUPTION OF OUR BUSINESS

    Even if the Prepackaged Plan is confirmed on a timely basis, a bankruptcy proceeding to confirm the Prepackaged Plan could have a material adverse effect on our business. Among other things, it is possible that a bankruptcy proceeding could adversely affect:

    - our relationships with our customers;

    - our relationships with our employees; and

    - our relationships with our key suppliers.

    In addition, bankruptcy proceeding will involve expenses and will divert the attention of our management team from operation of our business and implementation of the Strategic Plan.

                                                       ICSL DISCLOSURE STATEMENT

    POSSIBLE INVALIDATION OF THE SOLICITATION BY THE BANKRUPTCY COURT

    Section 1126(b) of the Bankruptcy Code provides that the holder of a claim or equity interest who accepts or rejects a plan of reorganization before the commencement of a Chapter 11 case is deemed to have accepted or rejected such plan under the Bankruptcy Code so long as the solicitation of the acceptance was made in accordance with applicable non-bankruptcy law governing the adequacy of disclosure in connection with the solicitation, or, absent any such applicable non-bankruptcy law, such acceptance was solicited after disclosure of "adequate information" as defined in Section 1125(a)(1) of the Bankruptcy Code. This Disclosure Statement, the Annexes attached hereto and the materials incorporated herein by reference and any supplement hereto subsequently prepared and distributed by us (collectively, the "SOLICITATION MATERIALS") are being presented to all Debentureholders in order to satisfy the requirements of
Section 1126(b) of the Bankruptcy Code. See "THE PREPACKAGED PLAN--Solicitation of Acceptances of the Prepackaged Plan."

    Even if we receive the votes necessary to confirm the Prepackaged Plan, the bankruptcy court may find that the Debentureholders have not validly accepted the Prepackaged Plan if it determines that the Solicitation Materials did not comply with the requirements of Section 1126(b) of the Bankruptcy Code and the Bankruptcy Rules. In such an event, we could be required to resolicit the Debentureholders' votes on the Prepackaged Plan and confirmation could be delayed and possibly jeopardized. We believe that the solicitation is being conducted in accordance with applicable non-bankruptcy law and applicable provisions of the Bankruptcy Code and Bankruptcy Rules. See "THE PREPACKAGED PLAN--Solicitation of Acceptances of the Prepackaged Plan." However, there can be no assurance that the bankruptcy court will reach the same conclusion. See "THE PREPACKAGED PLAN--Confirmation of the Prepackaged Plan."

    RISK OF NON-CONFIRMATION OF THE PREPACKAGED PLAN

    Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by a bankruptcy court that:

    - the confirmation of a plan is not likely to be followed by the need for further reorganization;

    - all claims and interests have been classified in compliance with the provisions of Section 1122 of the Bankruptcy Code; and

    - each holder of a claim or equity interest within each impaired class has voted to accept the plan or has received or retained under the plan, cash or property of a value, as of the date the plan becomes effective, that is not less than the value such holders would receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code.

    There can be no assurance that the bankruptcy court will conclude that these tests and the other requirements of Section 1129 of the Bankruptcy Code have been met with respect to the Prepackaged Plan. If the Prepackaged Plan is filed, there can be no assurance that modifications thereof would not be required for confirmation, or that such modifications would not require a resolicitation of the Prepackaged Plan.

    We believe that the Prepackaged Plan meets all of the requirements for confirmation thereof, including, in particular, that if the Prepackaged Plan is confirmed it will not be followed by the need for further financial reorganization of the Companies and that the holders of our Debentures as well as Old Common Stock and Old Other Interests, who will be deemed to reject the Prepackaged Plan, will receive value under the Prepackaged Plan that is greater than the value they would receive if we were liquidated under Chapter 7 of the Bankruptcy Code. See "THE PREPACKAGED PLAN--Confirmation of the Prepackaged Plan." However, there can be no assurance that the bankruptcy court will reach the same conclusions.

                                                       ICSL DISCLOSURE STATEMENT

    The confirmation and effectiveness of the Prepackaged Plan are also subject to certain conditions. No assurances can be given that these conditions will be satisfied or waived or that any necessary consent will be obtained. See "THE PREPACKAGED PLAN--Summary of Other Provisions of the Prepackaged Plan-- CONDITIONS TO EFFECTIVENESS." Any subsequent withdrawal of acceptances could result in a failure to meet the requisite number of acceptances to confirm the Prepackaged Plan.

    Failure of bankruptcy court confirmation of the Prepackaged Plan would likely result in a protracted bankruptcy proceeding, which would exacerbate the factors described in "--Risks Related to the Prepackaged Plan--DISRUPTION OF OUR BUSINESS." If we are unable to complete the Recapitalization, there is a significant likelihood that all holders of Claims and Interests, including the Debentureholders, would ultimately receive far less than what they would receive under the terms of the Recapitalization.

    RISK OF FRAUDULENT CONVEYANCE CLAIMS

    United States insolvency law allows a debtor in bankruptcy proceedings, or under some circumstances, creditors or their representatives, to seek to recover various transfers made or obligations incurred during specified periods prior to the bankruptcy filing on the basis that such transfers and obligations constitute fraudulent conveyances. Fraudulent conveyances are generally defined to include transfers made, or indebtedness incurred, for inadequate consideration when the debtor was insolvent, inadequately capitalized or in similar financial distress. A trustee or debtor in possession may avoid and recover such transfers made within one year prior to the commencement of a bankruptcy case under the Bankruptcy Code, or within the applicable limitation period under state fraudulent conveyance laws. While allegations of this kind are always possible in a bankruptcy proceeding, we do not believe that any transfers to Debentureholders or the incurrence of any indebtedness thereto could be successfully challenged as fraudulent conveyances. However, we cannot assure you that the bankruptcy court will reach the same conclusion.

RISKS RELATING TO THE STRATEGIC PLAN

    WE CANNOT ASSURE YOU THAT THE STRATEGIC PLAN WILL REVERSE OUR HISTORY OF
     OPERATING LOSSES

    We have experienced and continue to experience operating losses. We have not been able to achieve overall profitability since fiscal 1998. We had operating losses of $121.6 million (including a $36.1 million write-down of goodwill and a $13.8 million write-down of notes receivable) for the year ended January 31, 2000. Our extensive losses over the past two years, our negative cash flows from operations and our net negative equity position, as well as our assessment that we will be unable to retire the Debentures at maturity, raise substantial doubt about our ability to continue as a going concern, resulting in a qualified opinion from our independent accountants. Although we have been profitable in the past and have developed plans to improve the profitability of our core business operations, we cannot assure you that even if we successfully implement the Recapitalization, the Strategic Plan will lead to profitability or that we will be able to maintain profitability, if achieved, on a short or long-term basis.

    WE EXPECT TO EXPAND OUR BUSINESS RAPIDLY AND WE MUST PROPERLY MANAGE THAT
     EXPANSION

    Our Strategic Plan calls for substantial expansion, particularly over the next few years. This may strain our operational, human and financial resources, particularly if we are unable to complete the Recapitalization. In order to manage our expansion, we must:

    - continue to improve our operating, administrative and information systems;

    - attract and retain qualified management, sales, professional, scientific and technical operating personnel; and

    - attract and retain sufficient business customers to support our expanded infrastructure.

                                                       ICSL DISCLOSURE STATEMENT

    Also, if business we acquire does not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. If we are not able to properly manage our expansion, we will experience a material adverse effect on our business and results of operations.

    OUR STRATEGIC PLAN DEPENDS ON OUR ABILITY TO CONTRACT WITH PROVIDERS AND GET
     OUR CUSTOMERS TO ACCEPT OUR APPROACH

    Our Strategic Plan depends upon our ability to contract with providers, acquire sites and integrate our network management, healthcare research and clinical studies operations. In order to accomplish this, we must demonstrate to providers and potential acquisition targets that our business plan will benefit them. We also must demonstrate to pharmaceutical companies and other research organizations that the integration of our operations will benefit their product development and testing. In some instances, pharmaceutical companies have been reluctant to conduct all or a substantial portion of their clinical trials with a single provider because the failure of that provider could result in a substantial delay or cancellation of a project. Some providers are reluctant to associate themselves with clinical research companies because of the increased demand on their time or the perceived intrusion on their patients. Accordingly, there can be no assurance that we will be able to integrate our clinical trials, healthcare research and network management operations or that our customers will accept this business model.

    WE RELY ON HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL WHO MAY NOT
     REMAIN WITH US

    We rely on a number of key executives, including Michael T. Heffernan, our President, Chief Executive Officer and Chairman, Gary S. Gillheeney, our Chief Financial Officer and Treasurer, John Wardle, our Chief Operating Officer--Network Management, R. Adrian Otte, M.D., our Chief Operating Officer--Clinical Studies and Healthcare Research, and Bryan B. Dieter, our Chief Information Officer. We do not maintain key-person life insurance on the members of our executive management team. We will enter into agreements containing non-competition restrictions with our senior officers in connection with the completion of the Recapitalization. We expect to have employment agreements with most of our senior officers but if any of these key executives leaves the Company, it could have a material adverse effect on us. In addition, in order to compete effectively, we must attract and maintain qualified sales, professional, scientific and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees is intense. We may not be successful in attracting or retaining key personnel.

    WE DEPEND ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS FOR ALL OF OUR
     BUSINESS

    We primarily depend on research and development expenditures by pharmaceutical and biotechnology companies. Our operations could be materially and adversely affected if:

    - our clients experience financial problems or are affected by a general economic downturn;

    - consolidation in the drug or biotechnology industries leads to a smaller client base; or

    - our clients reduce their research and development expenditures.

    THE LOSS, MODIFICATION, OR DELAY OF LARGE CONTRACTS MAY NEGATIVELY IMPACT
     OUR FINANCIAL PERFORMANCE

    Although our clinical research study contracts typically provide that we are entitled to receive fees earned through the date of termination, as well as all non-cancelable costs, generally, our clients can

                                                       ICSL DISCLOSURE STATEMENT

terminate their contracts with us upon short notice or can delay execution of services. Clients terminate or delay their contracts for a variety of reasons, including:

    - products being tested fail to satisfy safety requirements;

    - products have unexpected or undesired clinical results;

    - the client decides to forego a particular study, perhaps for economic reasons; or

    - not enough patients enroll in the study.

    In addition, we believe that drug companies may proceed with fewer clinical trials if they are trying to reduce costs. These factors may cause drug companies to cancel or delay contracts with clinical research companies at a higher rate than in the past. The loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on our financial performance.

    WE MAY NOT BE ABLE TO MAKE STRATEGIC ACQUISITIONS IN THE FUTURE OR INTEGRATE
     SUCH FUTURE ACQUISITIONS

    We will rely on our ability to make strategic acquisitions and enter into strategic relationships to implement our Strategic Plan. We expect to make a number of acquisitions and will continue to review future acquisition opportunities. We may not be able to acquire companies on terms and conditions acceptable to us. In addition, we face several obstacles in connection with the acquisitions we do consummate, including:

    - difficulties and expenses in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies;

    - diversion of management attention from other business concerns;

    - loss of customers during the integration period;

    - developing management information and operating systems that encompass the businesses of the acquired companies;

    - entering markets in which we have limited prior experience; and

    - loss of some or all of the key employees of the acquired company.

    If we are unable to complete strategic acquisitions or enter into strategic relationships, our ability to complete our Strategic Plan will be adversely affected.

    In particular, to integrate acquired companies, we must install and standardize adequate managerial, operational and control systems, implement marketing efforts in new and existing locations, employ qualified personnel to provide technical and marketing support for our various operating sites, and continue to expand our managerial, operational, technical and financial resources. Failure to integrate our existing and future operations or to successfully manage our increasing size may result in significant operating inefficiencies and cause a significant strain on our managerial, operational and financial resources.

RISKS RELATED TO OUR CLINICAL STUDIES AND RESEARCH OPERATIONS

    OUR BUSINESS DEPENDS ON CONTINUED COMPREHENSIVE GOVERNMENTAL REGULATION OF
     THE DRUG DEVELOPMENT PROCESS AND OUR COMPLIANCE WITH THOSE REGULATIONS

    In the United States, governmental regulation of the drug development process is extensive and complicated. A significant aspect of the value we add for our customers is our ability to navigate the

                                                       ICSL DISCLOSURE STATEMENT

complex regulatory scheme quickly and accurately. If these regulations were significantly reduced, our customers might not require our services to the same extent as they do currently and our business and results of operations could be materially and adversely affected.

    Medical and pharmaceutical research involving human subjects is extensively regulated by both state and federal governments. These regulations pertain to a variety of issues, including, among others, informed consent, patient privacy and safety. Certain categories of patients, such as people being treated for drug or alcohol abuse and people who are HIV positive are provided special additional protections. Our failure or inability to comply with these regulations could result in termination of our ongoing research, disqualification of research data, or substantial monetary penalties which could have a material adverse effect on our business and results of operations.

    In addition, medical and pharmaceutical research may involve the use of radioactive material, exposure to blood borne pathogens, and the creation of hazardous medical waste, all of which are subject to substantial state and federal regulation. Failure to comply with applicable regulations could have a material adverse effect on our business. Governmental agencies also could impose costly additional requirements to ensure compliance, levy substantial monetary penalties, terminate ongoing research or prohibit a planned project from going forward.

    WE MAY LOSE BUSINESS OPPORTUNITIES AS A RESULT OF HEALTH CARE REFORM

    In the last few years, the U.S. Congress has entertained several comprehensive health care reform proposals to control growing health care costs. The proposals were generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of these proposals have been enacted into law, they may be enacted in the future. If any of these proposals becomes law, drug and biotechnology companies may react by spending less on research and development. If this were to occur, we would have fewer business opportunities. We are unable to predict the likelihood that health care reform proposals will be enacted into law or the effect such laws would have on our business.

    WE FACE INTENSE COMPETITION

    We primarily compete against dedicated research sites, independent group physician practices, full service contract research organizations and, to a lesser extent, universities, teaching hospitals and other site management organizations. Some of these competitors have greater capital, technical and other resources than we do. Investigative site management organizations generally compete on the basis of:

    - the ability to recruit investigators and patients;

    - previous experience;

    - medical and scientific expertise in specific therapeutic areas;

    - the quality of services;

    - the ability to integrate information technology with systems to improve the efficiency of clinical research;

    - financial strength and stability; and

    - price.

                                                       ICSL DISCLOSURE STATEMENT

    WE MAY NOT HAVE ADEQUATE INSURANCE AND MAY HAVE SUBSTANTIAL EXPOSURE TO
     PAYMENT OF PERSONAL INJURY CLAIMS

    Clinical research services primarily involve the testing of experimental drugs on consenting human volunteers pursuant to a study protocol. Such services involve a risk of liability for personal injury or death to patients who participate in the study or who use a drug approved by regulatory authorities due to, among other reasons, unforeseen adverse side effects or improper administration of the new drug by physicians. In certain cases, these patients are already seriously ill and are at risk of further illness or death.

    In addition, our Strategic Plan calls for the use and sharing of confidential patient information. Although we believe that we maintain patient confidentiality procedures that are adequate to protect confidential patient information, privacy laws and regulations are constantly changing and subject to judicial interpretation. For example, the federal government recently issued new regulations regarding electronic medical records and privacy. We could face substantial liability if we were to be found liable for breaching the confidentiality of our patients. Our financial stability could be materially and adversely affected if we had to pay damages or incur defense costs in connection with a claim that is outside the scope of, or beyond the limits of, our insurance coverage. In addition, we could be materially and adversely affected if our liability exceeds the amount of our insurance. We may not be able to continue to secure insurance on acceptable terms.

RISKS RELATED TO OUR NETWORK MANAGEMENT OPERATIONS

    IF WE ARE FOUND TO HAVE VIOLATED THE CORPORATE PRACTICE OF MEDICINE OR THE
     FEE-SPLITTING STATUTES, WE COULD BE SUBJECT TO FINES AND OTHER CONSEQUENCES

    The health care industry and physicians' medical practices are highly regulated at the state and federal levels. At the state level, all state laws restrict the unlicensed practice of medicine, and many states also prohibit the splitting or sharing of fees with nonphysician entities and the enforcement of noncompetition agreements against physicians. Many states also prohibit the "corporate practice of medicine" by an unlicensed corporation or other non-physician entity that employs physicians. We have substantially divested our physician practices. Instead, we manage physician groups, and the physicians continue to be employed at the group level by professional associations or corporations, which are specifically authorized under most state laws to employ physicians.

    Numerous state fee-splitting laws provide that a violation occurs only if a physician shares fees with a referral source. We are not a referral source for our managed groups and therefore the fee-splitting laws in those states should not restrict the payment of a management fee by the physician groups to us. In Florida, however, the Board of Medicine has interpreted the Florida fee-splitting law very broadly so as to arguably include the payment of any percentage-based management fee, even to a management company that does not refer patients to the managed group. Because of the structure of our relationships with our affiliated physician groups and managed independent physician associations ("IPAS") and because of the recent broad fee-splitting interpretation in the State of Florida, there can be no assurance that review of our business by courts or other regulatory authorities both in Florida and elsewhere will not result in determinations that could adversely affect our financial condition or results of operations. If we were found to have violated the corporate practice of medicine or fee-splitting statutes, possible consequences could include revocation or suspension of the physicians' licenses, unenforceable contracts, and/or liability for contract damages resulting in reduced revenue and/or higher costs.

    INSURANCE REGULATIONS MAY INCREASE OUR COST AND REDUCE OUR REVENUE

    Our managed IPAs enter into contracts and joint ventures with licensed insurance companies, such as health management companies ("HMOS"), whereby the IPAs may be paid on a capitated fee basis. Under

                                                       ICSL DISCLOSURE STATEMENT

capitation arrangements, health care providers bear the risk, subject to certain loss limits, that the aggregate costs of providing medical services to members will exceed the premiums received. To the extent that the IPAs subcontract with physicians or other providers for those physicians or other providers to provide services on a fee-for-service basis, the managed IPAs may be deemed to be in the business of insurance and thus subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs resulting in increased costs to the managed IPAs, and corresponding reduced revenue.

RISKS RELATED TO OWNERSHIP OF OUR NEW COMMON STOCK

    WE MAY NOT BE ABLE TO LIST OUR NEW COMMON STOCK ON NASDAQ AND THIS MAY
     IMPAIR THE LIQUIDITY OF OUR NEW COMMON STOCK

    If we are unable to list the New Common Stock on Nasdaq, your ability to trade your New Common Stock may be adversely affected. On December 8, 1999 our Old Common Stock was delisted by Nasdaq because we failed to maintain net tangible asset and stock price thresholds required for Nasdaq listing. In order to restore our listing on Nasdaq, we are required to meet certain threshold requirements. As of the date of this Disclosure Statement, we have not achieved those threshold criteria. Our Old Common Stock currently is traded on the Over-the-Counter Bulletin Board and there can be no assurances that, if the Recapitalization is effected, we will be able to list our New Common Stock on Nasdaq or that any trading market for our New Common Stock will develop or be sustained. Although we are committed to use our reasonable best efforts to do so, if we are unable to list the New Common Stock on Nasdaq, it may be difficult to make purchases and sales of the New Common Stock or obtain timely and accurate quotations with respect to trading of the New Common Stock. Failure to obtain the listing of our New Common Stock on Nasdaq could adversely impact the liquidity of our New Common Stock and may make it difficult for you to trade shares of our New Common Stock.

    YOUR ABILITY TO SELL NEW COMMON STOCK MAY BE LIMITED IF YOU ARE DEEMED TO BE
     AN UNDERWRITER

    Although we believe that most Debentureholders will be able to resell the New Common Stock without registration under the Securities Act or other federal securities laws, your ability to sell may be diminished if you are deemed to be an "underwriter" with respect to such securities within the meaning of
Section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines an "underwriter" for purposes of the Securities Act as including a person who is a control person of the issuer of the securities.

    Even if you are deemed to be a statutory underwriter, you may be able to sell the New Common Stock without registration subject to the resale limitations of Rule 144 under the Securities Act, which, in effect, permits the resale of securities received by statutory underwriters, subject to applicable volume limitations, notice and manner of sale requirements, and certain other conditions. We cannot assure you that you will not be deemed to be a statutory underwriter and you are advised to consult with your own counsel as to the availability of the exemption provided by Rule 144. Any Debentureholder holding in excess of 10% of the New Common Stock shall be entitled to become a party the Registration Right Agreement. See "SECURITIES LAW MATTERS--Registration Rights Agreement."

                                                       ICSL DISCLOSURE STATEMENT

                                 CAPITALIZATION

    The following table sets forth the short-term debt and capitalization of the Company at January 31, 2000 (i) on an actual basis and (ii) on a pro forma basis as adjusted for the Recapitalization as if effected on January 31, 2000. This table should be read in conjunction with the Consolidated Financial Statements included elsewhere in our Annual Report on Form 10-K, a copy of which is attached hereto as ANNEX B and incorporated herein by reference. See also "DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS."

                                                                             PRO FORMA
                                                                            AS ADJUSTED
                                                                          GIVING EFFECT TO
                                                                                THE
                                                              ACTUAL      RECAPITALIZATION
                                                              ------      ----------------
                                                                           (IN THOUSANDS)
Current portion of debt and capital leases..................  $  11,718        $11,718 (b)
Debentures(a)...............................................    100,000             --
Long-term debt and capital leases less current maturities...      4,234          4,234
Other long term liabilities.................................         95             95
Minority interest...........................................        492            492
                                                              ---------        -------
  Total Debentures and Long Term Liabilities................    116,539         16,539

Stockholders' equity
Common stock, par value $0.01 per share, 40,000 shares of
  Old Common Stock authorized, 33,387 shares issued and
  32,011 shares outstanding at January 31, 2000, 40,000
  shares of New Common Stock authorized and 12,000 shares
  issued at January 31, 2000 on a pro forma basis...........        320            120
  Treasury stock............................................     (2,664)            --
  Additional paid in capital................................    224,771         79,880
  Accumulated deficit.......................................   (289,149)            --
                                                              ---------        -------
  Total stockholders' equity................................    (66,722)        80,000
                                                              ---------        -------
  Total Capitalization......................................  $  49,817        $96,539
                                                              =========        =======

------------------------

(a) Assumes the Recapitalization triggers "fresh-start" reporting in accordance with AICPA Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE, on the basis that holders of Old Common Stock immediately before the Recapitalization will receive less than 50% of the New Common Stock and that the Company's assumed reorganization value (derived from a reorganization equity value of approximately $80 million--the mid-point of the range estimated by DLJ in its valuation analysis) is less than the Company's post-petition liabilities and Allowed Claims of approximately $154 million. See "VALUATION AND PROJECTED FINANCIAL INFORMATION" and "ACCOUNTING TREATMENT OF THE RECAPITALIZATION." The actual reorganization equity value may be more or less than $80 million.

(b) Assumes estimated professional fees, administrative charges, change of control payments and stay bonuses aggregating approximately $5.8 million (including $1.1 million actually paid in the fiscal year ended January 31, 2000) arising in connection with the Recapitalization have been paid out of cash as of January 31, 2000.

                                                       ICSL DISCLOSURE STATEMENT

            COMPANY BACKGROUND AND PURPOSE FOR THE RECAPITALIZATION

THE COMPANY

    We began our operations in 1994 under the name Continuum Care Corporation. When we closed the initial public offering of our Old Common Stock in January 1996, we had changed our name to PhyMatrix Corp. and were positioned to become a physician-driven, integrated medical management company providing management services to the medical community. We also provided real estate development and consulting services to related and unrelated third parties for the development of medical malls, medical office buildings and health parks. Our primary strategy was to develop management networks in specific geographic locations by affiliating with physicians, medical providers and medical networks. We affiliated with physicians by acquiring their practices and entering into long-term management agreements with the acquired practices and by managing IPAs and specialty care physician networks through management service organizations ("MSOS") in which the Company had ownership interests. We also provided ancillary services including radiation therapy, diagnostic imaging, infusion therapy, home healthcare, lithotripsy services, ambulatory surgery and clinical research studies. In order to expand our service offerings and to take advantage of the higher margins resulting from clinical studies, we acquired Clinical Studies Ltd. ("CSL") for approximately $95 million in October 1997.

    In early-1998, the medical services industry, and in particular the PPM industry became the subject of concerted negative scrutiny from industry analysts. HMOs and other insurers had reduced the amount of their reimbursements and new types of contracts had put the managed practices at increased risk of losing money when medical costs rose. In addition, the high profile bankruptcies of several large managed practices such as North Carolina Medical Associates and reported losses in the hundreds of millions for PPM companies such as MedPartners resulted in a perception that the PPM industry could not remain viable. Questions had also arisen regarding accounting methods in the industry which concerned investors. These concerns intensified when several of the largest PPM companies, including PhyCor, Inc., Response Oncology, Inc. and ProMedCo Management Company experienced operational problems that decimated their stock prices. Industry analysts had generally concluded that the PPM industry's long-term prospects for profitability were extremely poor. The negative publicity surrounding the PPM industry at that time created significant investor skepticism from which the industry has never recovered.

BACKGROUND OF THE RECAPITALIZATION

    Although we were a diversified health care provider (our PPM sector represented only 12.1% of our fiscal 1998 revenues), we were nevertheless viewed by the market as a PPM provider. In addition, although we had regularly met our quarterly earnings targets, a substantial portion of our revenues were generated by DASCO, our real estate subsidiary. DASCO's significant contribution to our profitability from this non-healthcare service business confused the market. As a result of this perception, our stock price suffered a precipitous decline. The average closing price of our stock declined 26% from $11.96 per share for the quarter ended April 30, 1998 to $8.88 for the quarter ended July 31, 1998.

    In May 1998, we began evaluating various strategic alternatives available to us and retained the services of a nationally recognized investment advisor to assist us in creating a strategy for improving our performance and maximizing stockholder value. In August 1998, our Board of Directors, based upon its review of the investment banker's report, industry conditions, results of our operations and forecasts of future results, approved several strategic initiatives designed to reposition the Company as a significant company in pharmaceutical contract research, specifically clinical trials site management and outcomes research. In furtherance of this goal we subsequently determined to link our physician networks with our site management and outcomes research operations. Consistent with our stated repositioning goal, our Board of Directors approved a plan to divest and exit our PPM business and certain of our ancillary services businesses. During the remainder of 1998 and through the course of 1999 we terminated substantially all of our individual and group PPM arrangements and divested ourselves of related assets. In addition, we sold

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                                                       ICSL DISCLOSURE STATEMENT

and divested ourselves of our ancillary medical service businesses such as diagnostic imaging, radiation therapy, lithotripsy services, infusion therapy and our real estate services. See "-- Divestitures and Assets Held for Sale." As part of our restructuring, in April 1999 we changed our name from PhyMatrix Corp. to Innovative Clinical Solutions, Ltd. The name change was designed to reflect our new business focus.

    Due to market conditions affecting health care services companies generally, we realized lower than expected proceeds from our asset divestitures. We reported a net loss for the year ended January 31, 1999 of $130.8 million, which included an extraordinary charge of $96.8 million and a $10.5 million nonrecurring expense related to our divestitures. By the end of the 1999 fiscal year the average closing price of our stock had declined to $2.45.

    The Majority Holders contacted us in June 1999 suggesting that we restructure our Debentures. They proposed at that time that we offer Debentureholders the right to exchange each $1,000 in face amount of the Debentures for $500 in face amount of new 6% senior debentures due December, 2009 and 200 shares of Old Common Stock. Mr. Heffernan met with representatives of the Majority Holders and then, in July 1999, presented this proposal to our Board of Directors. At that time, our Board of Directors was considering other alternatives such as an equity investment or a buy back of the Debentures.

    For the six months ended July 31, 1999, we reported a net loss of $90.4 million, which included an extraordinary item of $49.6 million and a $15.8 million nonrecurring expense related to our divestitures. In the week following the announcement of our results for the quarter ended July 31, 1999, our stock price declined to $0.75.

    As a result of the decline in our stock price and our losses which were primarily related to divestitures of certain of our assets, we were unable to maintain the stock price and net tangible asset requirements of Nasdaq. On September 15, 1999, we were notified by Nasdaq that we no longer met the net tangible assets requirement for continued listing on Nasdaq. Shortly thereafter, we entered into general discussions with the Majority Holders regarding a possible restructuring. In early October 1999, the Majority Holders advised us in writing that they would support an offer to our Debentureholders to exchange each $1,000 in face amount of Debentures for $500 in face amount of new 6% senior debentures due December 2009 and 300 shares of Old Common Stock. Based in part on this proposal, on October 7, 1999, we requested continued listing on Nasdaq. Nasdaq denied this request and, after a written hearing on December 2, 1999, confirmed its decision and our Old Common Stock was delisted on December 8, 1999. Our stock price subsequently declined to below $0.10 per share following the Nasdaq delisting.

    While we were appealing the Nasdaq delisting decision, we entered into more formal negotiations with the Majority Holders regarding the conversion of the Debentures into common equity. On November 12, 1999 our Board of Directors held a special meeting to discuss strategic options for restructuring our Debentures. At this meeting, our Board of Directors authorized our management to explore these options. On November 23, 1999, we retained DLJ to advise us with respect to any restructuring of our outstanding securities and indebtedness and other possible alternatives. Thereafter, we entered into extensive discussions with the Majority Holders to reach agreement on the substantive terms of a recapitalization.

    On December 10, 1999, our Board of Directors met to discuss proposed terms for a recapitalization. At this meeting, our Board of Directors approved the principal terms of a recapitalization which were set forth in a term sheet which we executed with the Majority Holders on January 17, 2000. Although the Majority Holders had initially proposed that we restructure the Debentures through a prepackaged plan of bankruptcy, we believed that we could effect a recapitalization through a voluntary exchange offer, as described more completely below. Accordingly, the term sheet provided for effecting a recapitalization through an exchange offer or, alternatively, if the exchange offer were unsuccessful, based on, among other things, participation of less than 95% of the Debentureholders, through a prepackaged plan of bankruptcy. The Majority Holders thereafter formed the Steering Committee to negotiate with us regarding the specific terms of, and documentation necessary to effect, a recapitalization and to conduct due diligence.

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                                                       ICSL DISCLOSURE STATEMENT

At this time, the Steering Committee retained M.R. Weiser & Co., LLP as their consultants and White & Case LLP as their legal counsel.

    The exchange offer would have involved the solicitation of Debentureholders to tender their Debentures in exchange for 90% of our issued and outstanding equity following the recapitalization. In addition, the exchange offer would have required the solicitation of the consent of our existing stockholders to effect a reverse stock split. The reverse stock split would have been necessary to reduce the number of outstanding shares of our Old Common Stock in order to provide us with the necessary authorized shares to be issued in the exchange. The term sheet conditioned the exchange offer upon, among other things, completion of customary due diligence and the voluntary participation of at least 95% of the face amount of the Debentures. The exchange offer was also conditioned upon the approval of our stockholders of amendments to our certificate of incorporation. These amendments would have been identical (except for the prohibition on the issuance of nonvoting stock required by the Bankruptcy Code) to the amendments described herein under "DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS." In the initial term sheet, effecting the Recapitalization through a prepackaged plan would have occurred only if, due to inadequate participation of the Debentureholders or failure to obtain stockholder approval, the Recapitalization could not have been effected through the voluntary exchange offer.

    Concurrently with the execution of the term sheet, the Steering Committee members entered into a Forbearance, Lock-Up and Voting Agreement (the "ORIGINAL LOCK-UP AGREEMENT") which provided, among other things, that they would not sell, transfer or assign their Debentures, that they would forebear from exercising any remedies in respect of the Debentures and that they would, on the terms and subject to the conditions of the Original Lock-Up Agreement, consent to the exchange offer and, if necessary to effect a recapitalization, a prepackaged plan of bankruptcy.

    During January and February 2000, the Steering Committee and their consultants and legal advisors conducted due diligence. During this period, we and our legal advisors continued discussions with the Steering Committee and its legal advisors to clarify the terms of the exchange offer and the plan of reorganization.

    On March 2, 2000, we met with the Steering Committee, together with our financial advisor and our respective legal advisors, to review the status of the due diligence review and the process necessary to effect a recapitalization. We determined that obtaining 95% participation by Debentureholders in an exchange offer was extremely unlikely. Accordingly, with the concurrence of the Steering Committee, we determined to proceed with a recapitalization exclusively through a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code, which is described herein as the "Recapitalization." In April 2000, the Steering Committee members entered into an Amended and Restated Forbearance Lock-up and Voting Agreement (the "AMENDED LOCK-UP AGREEMENT") providing for a financial restructuring of ICSL pursuant to a prepackaged Chapter 11 bankruptcy filing.

    The Amended Lock-up Agreement contemplated that the solicitation of acceptances to the Prepackaged Plan would commence no later than May 1, 2000, that we would commence the Bankruptcy Cases no later than June 15, 2000 and that we would consummate the Prepackaged Plan no later than October 20, 2000. Due to delays in the preparation and filing of our Annual Report on Form 10-K, we were unable to commence the solicitation by May 1, 2000. Accordingly, we entered into a Second Amended and Restated Forbearance, Lock-up and Voting Agreement dated as of May 18, 2000, a copy of which is attached hereto as ANNEX E (the "CURRENT LOCK-UP AGREEMENT") extending the date for commencing the solicitation of acceptances to the Prepackaged Plan to June 5, 2000 (which was subsequently extended to June 12, 2000 by a First Amendment entered into as of June 1, 2000) and the date for commencing the Bankruptcy Cases to July 15, 2000.

                                                       ICSL DISCLOSURE STATEMENT

    On May 17, 2000, our Board of Directors met to discuss a draft of the Prepackaged Plan and the disclosure documents. Our Board determined that the Recapitalization would be in the best interest of all our constituencies, including our employees, stockholders, customers and Debentureholders, and authorized management to effect the Recapitalization through the Prepackaged Plan. On May 22, 2000, we issued a press release announcing our plans to effect the Recapitalization through the Prepackaged Plan.

    On May 24, 2000, our Board of Directors met again to review proposed modifications to the Prepackaged Plan and to approve the form and substance of the Disclosure Statement and the Prepackaged Plan. Present at this meeting were representatives from DLJ, Hinckley, Allen & Snyder LLP and Katten Muchin Zavis. At this meeting our legal counsel reviewed the terms of the Prepackaged Plan, the Board's fiduciary obligations in connection with the proposed Recapitalization and the risks associated with effecting the Recapitalization through a Chapter 11 proceeding. DLJ also reviewed in detail the Liquidation Analysis and its valuation analysis and the assumptions underlying these analyses. After discussion, our Board of Directors unanimously determined that the Recapitalization was in the best interest of the Company, our stockholders and the Debentureholders, authorized the solicitation of acceptances to the Prepackaged Plan from Debentureholders and the filing of the Bankruptcy Cases and recommended that the Debentureholders vote to accept the Prepackaged Plan.

OUR MANAGEMENT TEAM

    In connection with our new business focus, we have assembled a new executive management team with the expertise necessary to implement our growth strategy. Our executive management team consists of the following individuals:

    MICHAEL T. HEFFERNAN, R. PH. is our President and Chief Executive Officer. Mr. Heffernan joined us as a director in January 1998 in conjunction with our acquisition of CSL in October 1997, for which Mr. Heffernan had served as Chief Executive Officer since January 1995. Mr. Heffernan was elected as our President in December 1998 and in April 1999 was elevated to Co-Chief Executive Officer, serving along side Abraham D. Gosman until Mr. Gosman's resignation in July 1999, at which time Mr. Heffernan became our Chief Executive Officer. Prior to his association with CSL, Mr. Heffernan served in various sales and marketing management positions at Eli Lilly and Company.

    GARY S. GILLHEENEY joined us as our Chief Financial Officer and Treasurer in August 1999. Prior to joining us, Mr. Gillheeney had served in various senior financial positions over the last 19 years at Providence Energy Corporation, a New York Stock Exchange listed company, most recently as Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary.

    R. ADRIAN OTTE, MD joined us in July 1999 as our Chief Operating Officer of our Clinical Studies and Healthcare Research business. Dr. Otte, a physician, previously served as Vice President of Medical Research for Zeneca Pharmaceuticals and prior thereto spent seven years at PAREXEL International, most recently as its Senior Vice President of Medical and Site Management Services.

    JOHN WARDLE joined us in April 1999 as our Chief Operating Officer of our Network Management business. Previously, he had served as Senior Vice President of United HealthCare of New England from July 1997 to April 1999. Mr. Wardle served as the General Manager for External Affairs at Southern Health Care Corporation, as a Vice President from May 1994 to November 1995 and as a Director of Subsidiary Network Development from June 1993 to May 1994.

    BRYAN B. DIETER joined us in April 1999 as our Chief Information Officer. Previously, he was Director of Corporate Development at IDX Systems Corporation and Senior Vice President of Healthcare Informatics at Medaphis Corporation.
Mr. Dieter was the founder and President of Decision Support Group, a healthcare information systems consulting company. Mr. Dieter has also held senior management positions with Transitions Systems and Hospital Cost Consultants.

                                                       ICSL DISCLOSURE STATEMENT

OUR BUSINESS AND OPPORTUNITY

    Our strategic goal is to become a leader in the development of innovative healthcare solutions capable of meeting the current and emerging research, marketing and operations demands of the pharmaceutical and managed care industries. We believe that significant synergy exists among our pharmaceutical services and provider network management divisions. We intend to leverage our key competencies--clinical trial site management, outcomes research and network management services--to provide solutions that benefit both pharmaceutical and managed care companies. Through our ability to access clinical practitioners and patients, we will attempt to accelerate the rate of Food and Drug Administration ("FDA") approval of pharmaceutical products for our clients and enhance market acceptance of such products.

    We provide our clinical and outcomes research services through our wholly-owned subsidiary, CSL, a multi-therapeutic site management organization ("SMO") based in Providence, Rhode Island. CSL, which we acquired in October 1997, provides clinical investigative site management services to 42 research facilities in 15 states. We own and centrally manage Phase I through IV research facilities where we conduct clinical trials for the pharmaceutical and biotechnology industries and contract research organizations ("CROS"). We also provide a broad range of pre- and post-FDA approval services designed to expedite new product approval and market acceptance. We have participated in over 1300 clinical trials for approximately 100 clients and enrolled over 35,000 patients. We conduct clinical research in 8 therapeutic areas, with focused expertise in central nervous system, asthma and allergy, respiratory, oncology, endocrinology and women's health.

    We also design and conduct customized economic and epidemiological research. We provide an environment for proactively collecting medical and economic data, thereby linking clinical with "real life" marketing considerations and quality cost-effective patient outcomes. We believe that a critical element of our ability to expedite the clinical process is our relationship with existing networks having in excess of 5,000 providers and more than 10 million patients.

    We provide network management services to IPAs and specialty care physician networks. We provide services to IPAs through MSOs in which we have ownership interests. We provide services to specialty care physician networks primarily through management agreements. We offer these organized groups of physicians comprehensive network management services to enable them to fulfill their obligations to managed care organizations. These services include network development, medical management and managed care contracting.

    We also provide management expertise and services to managed care organizations. These services allow managed care organizations to provide efficient, cost-effective healthcare delivery while maintaining access to high-quality providers. We believe that once we have completed our restructuring, we will be well positioned to take advantage of significant trends in the pharmaceutical and biotechnology industries. We believe that the most substantial opportunities exist in the following areas:

    CLINICAL RESEARCH

    The clinical research industry is driven by the need of the pharmaceutical and biotechnology companies to thoroughly test new drugs prior to commercialization in accordance with strict government regulations imposed by the FDA in the United States and various international authorities. Competitive and cost-containment pressures are forcing the pharmaceutical and biotechnology industries to become more efficient in developing new drugs. To improve returns on research and development investments, pharmaceutical and biotechnology companies ("SPONSORS") are expanding their product pipelines and attempting to shorten the product development process. In response to similar pressures in the healthcare industry, many hospitals, physicians and other healthcare providers have added clinical research capabilities as an additional revenue source. Clinical research allows healthcare providers to extend their core competencies and leverage their direct access to patients. Sponsors have attempted to create process

                                                       ICSL DISCLOSURE STATEMENT

efficiencies, control fixed costs and expand capacity by outsourcing certain drug development and clinical research activities to CROs and SMOs. Although the amount of clinical research that is outsourced varies by Sponsor, we believe that Sponsors will continue to increase the amount of outsourcing for a variety of reasons, including the ability to obtain temporary access to a particular therapeutic focus and expertise to develop products for many diseases. The global pharmaceutical and biotechnology industries spent approximately
$39.0 billion in 1998 on research and development. Approximately $9.0 billion of that total was outsourced, including approximately $4.0 billion outsourced to CROs and approximately $5.0 billion outsourced to investigative sites.

    CLINICAL INVESTIGATIVE SITE MANAGEMENT SERVICES

    We provide clinical investigative site management services to 42 research facilities in 15 states. We own and centrally manage Phase I through IV research facilities which provide a broad range of pre- and post-FDA approval services designed to expedite new product approval and market acceptance. We conduct clinical research in a wide variety of therapeutic areas, including central nervous system, asthma and allergy, respiratory, oncology, endocrinology and women's health. Services include project initiation (contracting, budgeting and regulatory approvals), project management, patient recruitment and data collection. We believe that the size, therapeutic breadth and depth, experience and national scope of our SMO business, together with our strong relationships with physicians and managed care companies, offer us a competitive advantage as the SMO industry evolves. We are able to provide pharmaceutical companies and CROs with access to patients and cost-effective organization of data collection. Clinical trials represent one of the most expensive and time-consuming parts of the overall drug development process. A trial's success depends on the successful recruitment of experienced physicians (and other medical professionals) to serve as investigators for the clinical trials. We have direct access to approximately 80 investigators through our 42 sites. The speed with which trials can be completed is also significantly affected by the rate at which patients who satisfy the requirements of the trial's protocol can be identified and enrolled. We believe we have an advantage in our ability to enroll qualified patients due to our relationship with networks of over 5,000 primary care and specialty-care providers with over 10 million patients and due to our proprietary database of patients that have expressed interest in participating in clinical trials.

    Clinical trials must be monitored for strict adherence to good clinical practices ("GCP"). Our training programs, standard operating procedures and quality assurance and control programs aid the clinical investigators and their staff in following GCP and the established protocols of the studies. We have adopted standard operating procedures which are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of the Company's nationwide clinical trial services.

    PROVIDER NETWORK MANAGEMENT

    The Health Care Financing Administration ("HCFA") estimates that national healthcare spending in 1998 exceeded $1.1 trillion, or 13.5% of the gross domestic product ("GDP"). HCFA estimates that annual healthcare spending will increase to $2.2 trillion, or 16% of GDP by year 2008. Increasing concern over the cost of healthcare in the United States has led to numerous initiatives to contain the growth of healthcare expenditures, particularly in the government entitlement programs of Medicare and Medicaid. These concerns and initiatives have contributed to the growth of managed care. From 1991 to 1997, HMO enrollment in the United States increased from 37 million to 66 million. As markets evolve from traditional fee-for-service medicine to managed care, HMOs and healthcare providers confront market pressures to provide high quality healthcare in a cost-effective manner. Managed care typically involves a third party (frequently the payer) overseeing the provision of healthcare with the objective of ensuring delivery in a high quality and cost effective manner. One method for achieving this objective is the implementation of capitated payment systems in which traditional fee-for-service methods of compensating healthcare

                                                       ICSL DISCLOSURE STATEMENT

providers are replaced with systems that create incentives for the provider to manage the healthcare needs of a defined population for a set fee.

    We provide network management expertise and services to single and multi-specialty healthcare providers and managed care organizations. These services allow managed care organizations to provide efficient, cost-effective healthcare delivery while maintaining access to high-quality providers. We also offer comprehensive network managed care services to organized groups of physicians, enabling them to fulfill their obligations to managed care organizations. We develop specialty care networks within which the affiliated physicians are responsible for providing all or a portion of specific healthcare services to a particular patient population. We provide managed care contracting services to national and local physician specialty care networks containing over 5,000 providers. Through our specialty care networks, we facilitate the delivery of healthcare services to approximately 10 million member patients.

    We provide such services as initiating and completing contract negotiations, claim adjudication processing, financial, quality assurance and utilization management reporting, credentialing, network management (such as provider relations and recruitment), financial management (which involves risk pool management) and providing payment arrangements for providers and shared member services with health plans. Currently, we do not share in any downside capitation risk. Our network specialties include allergy, chiropractic, dermatology, gastroenterology, podiatry, pulmonary and urology.

    We are focused on integrating our network physicians with our clinical site management services because we believe that doing so will provide the IPA physicians with enhanced clinical information, the opportunity to generate more revenue and an enhanced reputation by participating in trials.

DIVESTITURES AND ASSETS HELD FOR SALE

    In connection with our repositioning and as part of our Strategic Plan, during 1998, 1999 and the first quarter of 2000 we terminated substantially all of our individual and group physician practice management arrangements and divested ourselves of related assets for an aggregate sale price of $19.7 million. This aggregate sale price reflects our retention of certain accounts receivable and payment by us of $6.8 million in connection with the termination of certain of our employed physicians. In addition, we sold and divested ourselves of our ancillary medical service businesses such as diagnostic imaging, radiation therapy, lithotripsy services, and infusion therapy and our real estate services for an aggregate sale price of $64 million. This aggregate sale price includes $10 million of retained accounts receivable from the imaging division. Because of the negative perception of these industry segments these assets were divested at prices substantially below our investments. As a result, we reported a net loss for the fiscal year ended January 31, 1999 of $130.8 million, which included an extraordinary non-cash charge of $96.8 million and a $10.5 million nonrecurring expense related to these divestitures. We reported a net loss for the fiscal year ended
January 31, 2000 of $171.2 million, which included an extraordinary non-cash charge of $49.6 million which was primarily related to the divestitures and a goodwill impairment write-down of $36.1 million due to closure of certain unprofitable operations, both in clinical studies and network management, and the impairment of the assets of several sites.

    Although we have substantially completed our planned divestitures, as of January 31, 2000, we still retained approximately $2.4 million of assets held for sale (subsequent to January 31, 2000 approximately $0.9 million was realized), including two tracts of land, one in Aberdeen, Florida and the other in Sarasota, Florida. The expected sale prices for the assets we hold for sale reflect what we believe to be the fair market value of the assets based on current market conditions. We plan to use the proceeds from the sale of these assets to fund our operations and to assist in the implementation of our Strategic Plan.

                                                       ICSL DISCLOSURE STATEMENT

PURPOSE OF THE RECAPITALIZATION

    Based upon asset appraisals and comparable sales within the industry, we estimated that we could generate sufficient cash from operations and proceeds from asset sales to repay the Debentures, thereby permitting us to focus on our core business lines without the burden of the interest obligations associated with the Debentures. However, continued decline in our industry resulted in our failure to generate sufficient cash proceeds from our asset divestitures to repay the Debentures. Our heavily leveraged position, largely due to the existence of the Debentures, hampers our ability to execute our Strategic Plan to grow the research, clinical trials and network management sectors of our business. Accordingly, in November 1999 we retained the services of DLJ to advise us in connection with a restructuring of our outstanding securities and indebtedness with the goal of substantially reducing the outstanding principal amount of the Debentures. The Recapitalization and the Prepackaged Plan are the result of our negotiations with the Steering Committee with the advice of DLJ. Upon completion of the Recapitalization, we believe that we will be able to execute our Strategic Plan, realize our goal of becoming a preeminent service provider in our industry and provide significantly enhanced value for our stockholders, including our current Debentureholders. Our Strategic Plan to accomplish our goals is described below.

    Our primary focus now is on pharmaceutical clinical trials. These trials are conducted over extended periods of time and require that we invest considerable financial and other resources. Currently, our onerous debt obligation may be of concern to potential customers that need assurance of the long-term financial viability of the Company. Therefore, it is essential that the Company have the ability to demonstrate its financial stability in order to win new contracts. By eliminating a significant portion of our debt obligations, potential customers will be assured of our ability to perform long-term, expensive projects. We will also significantly improve our access to capital and have much greater flexibility with respect to the dedication of our resources.

    In addition, as described below, an important component of our Strategic Plan is to increase the number of our clinical sites from 42 to 300 over the next five fiscal years. We expect to accomplish this through targeted acquisitions and exclusive staffing arrangements. By reducing our debt, we enhance our business prospects by making ourselves a more attractive business partner and by making more of our resources available for acquisitions. We believe that in order to accomplish our ultimate objective of improving stockholder value, we must implement our Strategic Plan. We believe that significantly reducing our debt service obligations will improve our ability to accomplish our goals and benefit all investors.

                               THE STRATEGIC PLAN

INITIAL STRATEGY

    In its August 1998 directive, our Board of Directors authorized a series of initiatives designed to establish us as a preeminent market share leader in pharmaceutical contract research, specifically clinical trials site management and outcomes research. The nearly complete first phase of the Strategic Plan involved the divestiture of our PPM and ancillary services businesses, which included diagnostic imaging, home health, lithotripsy, and radiation therapy. We have nearly completed the divestiture of these businesses. In addition, we have terminated all but one of our employed physician relationships. We have also assembled a new executive management team and changed our name from PhyMatrix Corp. to Innovative Clinical Solutions, Ltd. to reflect our new business focus. Because proceeds from the divestiture of our assets were less than expected, we have insufficient financial resources to complete this repositioning process. We have, therefore, initiated the Recapitalization to restructure our debt to provide us with greater access to capital and enable us to use our equity for acquisitions and incentive compensation. With this additional flexibility, we believe that we will be positioned well to implement the growth phase of our Strategic Plan.

                                                       ICSL DISCLOSURE STATEMENT

    The growth phase of our Strategic Plan contemplates linking our nationally focused and expanding provider networks with the clinical trials site management and healthcare outcomes research operations. We intend to leverage our specialty and multi-specialty networks, which currently include in excess of 5,000 providers and over 10 million covered lives, by offering the pharmaceutical industry unique access to our physician networks thereby providing high quality, rapid completion of essential research and clinical studies. In addition, we intend to increase our existing base of 42 Phase I through IV research locations to 300 locations over the next five fiscal years. We intend to accomplish this through a series of targeted acquisitions of and exclusive contractual relationships with existing locations, both dedicated research sites and busy physician group practices. Our site acquisitions will focus on those clinical areas that we believe will be most profitable over the next few years.

    We consider the continued expansion of our Network Management division to be critical to our success. Our Network Management division is organized to reduce the management burden inherent in operating the investigative sites necessary for preclinical stage through phase IV trials for pharmaceutical and biotechnology industries. Analysts have estimated that 40% of clinical program delays result directly from research site management inefficiencies, including slow patient enrollment, inconsistent data collection and process disorganization. We believe that our significant experience in managing the clinical process will help to successfully launch our clinical trials and research expansion. We expect that our management relationships will be a significant competitive advantage for us in pursuing clinical trials. In addition, we believe that our relationship with 5,000 physicians through IPAs and our access through these physician groups to over 10 million patients provides a steady source of patients and information that is attractive to pharmaceutical companies and CROs in search of effective site management assistance. Thus, while our Network Management division is not expected to drive our revenue growth and long-term profitability, it is expected to provide the platform upon which we will be able to grow our Clinical Studies and Healthcare Research divisions.

GROWTH THROUGH ACQUISITIONS AND STRATEGIC RELATIONSHIPS

    The centerpiece of our Strategic Plan will be the expansion of our clinical sites from the existing 42 to 300 over the course of the next five fiscal years. We expect to accomplish this expansion through targeted acquisitions of high performing sites and through exclusive staffing arrangements with others. We will fully staff and operate those sites that we acquire. We believe, however, that we can improve our ability to manage research and clinical studies by entering into strategic relationships with existing clinical sites where we provide the management and organizational support for these sites but do not assume the operations, staff and overhead of the sites. We believe that by focusing on the management of the clinical trials and research, while allowing the sites to manage their own staff and other operations, we will be able to add value to both the sites and the pharmaceutical and biotechnology industries. Therefore, we anticipate that the large majority of our new sites will involve exclusive strategic relationships rather than acquisitions.

    We anticipate that our clinical services will include:

    - access to our owned or staffed sites;

    - program and trial design;

    - improved patient recruitment;

    - project management; and

    - real time data collection.

    We intend to focus our expertise and target our acquisitions and affiliations in those key therapeutic areas that we expect will be most profitable. These areas include:

    - Allergy and Asthma;

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
                                                       ICSL DISCLOSURE STATEMENT

    - Central Nervous System;

    - Oncology;

    - Women's Health/Metabolism;

    - Cardiac/Hypertension; and

    - Endocrine.

THE HEALTHCARE RESEARCH DIVISION

    Another key component of our Strategic Plan is the development of our Healthcare Research division. Our Healthcare Research division designs and conducts research, marketing and educational programs within actual medical practice settings with the goal of moving healthcare innovations from theory to practice. We also engage in economic and epidemiological data collection and analysis which helps our customers link clinical research with actual marketing considerations resulting in quality cost-effective patient outcomes. Our programs have registered 140,000 subjects throughout the U.S. and Europe and we expect to increase this number as our overall operations grow. We intend to integrate Healthcare Research with Clinical Studies to provide our customers with research, data and management through the product lifecycle.

    In order to accomplish our goals, we believe that we will have to hire, train and retain high quality employees and we expect to invest significant resources to develop and maintain a high quality work force. In addition to offering competitive compensation and benefits to our employees, we are developing a state of the art training program that will provide our employees with access to the most current information and strategies to provide our customers with high quality service.

INFORMATION TECHNOLOGY

    As part of our Strategic Plan, we are developing a comprehensive information technology system that will give us the ability to offer services to the pharmaceutical industry utilizing data provided by health plans and laboratories. We currently have arrangements with one national pharmacy benefit manager and one regional health plan. We believe that access to this type of data will be unique in the industry and provide us with a competitive advantage in our marketplace. In order to accomplish this goal we intend to

    - acquire large claims, laboratory and other related healthcare databases;

    - develop or acquire software that will provide ready access to the data;
      and

    - develop an innovative set of statistical reports and software models providing disease specific drug use and their clinical and economic impact.

    As part of our Strategic Plan, we intend to offer our customers access to a unified network infrastructure, that will include a uniform network management system and a specially designed information database. In addition, we are developing an interactive web site that will provide our physicians and clinical and research professionals with access to a streamlined reporting and data collection process. We expect that the implementation of our network and interactive web site will significantly increase the speed and accuracy of data collection and analysis. In addition, we expect to use the internet as a means of improving patient recruitment, one of the most expensive and time-consuming aspects of the clinical trial process.

    We have virtually completed the repositioning and divestiture stage of our Strategic Plan and we are well into the implementation of the operational and growth stages of the Strategic Plan. We expect that upon completion of our debt restructuring and implementation of our Strategic Plan, we will be able to generate positive cash flow by the first quarter of our 2002 fiscal year.

                                                       ICSL DISCLOSURE STATEMENT

                 VALUATION AND PROJECTED FINANCIAL INFORMATION

VALUATION ANALYSIS

    In order to assist Debentureholders in valuing the New Common Stock to be issued to them under the Prepackaged Plan, we directed our financial advisor, DLJ, to prepare a valuation analysis of the post-confirmation enterprise value of the assets of reorganized ICSL as of an assumed Effective Date of July 31, 2000, based on information contained in this Disclosure Statement and information we have made available to DLJ.

    In reaching its conclusions, among other matters, DLJ:

    - reviewed certain recent financial statements of the Companies prepared by our management;

    - reviewed certain internal financial and operating data concerning our operating businesses, including financial projections through our 2005 fiscal year prepared by our management and summarized in the projected financial information included in Annex C to this Disclosure Statement;

    - prepared a discounted cash flow analysis ("DCF") of our business based on projected financial information;

    - analyzed the market valuation of certain publicly traded companies whose operating businesses are believed to be similar to ours;

    - considered the financial terms, to the extent publicly available, of certain acquisitions of companies whose operating businesses are believed to be similar to ours;

    - considered certain general economic and industry information relevant to our business;

    - discussed the current operations and prospects of our business with our senior management;

    - reviewed, from a financial point of view, the Prepackaged Plan and the terms of the New Common Stock to be issued under the Prepackaged Plan assuming confirmation of the Prepackaged Plan on a consensual basis according to its terms and conditions; and

    - made such other investigations and analyses as DLJ deemed necessary of appropriate to its determination.

    Although several valuation methodologies were considered in performing this analysis, the DCF was deemed most appropriate, and was therefore the basis for the valuation of the Company.

    DLJ relied on the accuracy and reasonableness of the projections and the underlying assumptions prepared by our management. DLJ's valuation assumes that the operating results projected by us will be achieved in all material respects, including revenue growth, improvements in operating margins, earnings and cash flow, improvement in techniques for managing working capital, expenses and other elements. Certain projected results differ materially from our historical operations results (particularly the prepetition results), and no assurance can be given that the projected results will be achieved. To the extent that the valuation is dependent on our achievement of the projections, the valuation must be considered speculative. DLJ also assumed the continuity of our present senior management following consummation of the Prepackaged Plan and assumed that general financial and market conditions as of the assumed Effective Date of the Prepackaged Plan will not differ materially from those conditions prevailing as of the date of, or as otherwise discussed in, this Disclosure Statement.

    As a result of its analyses, reviews, discussions and considerations, DLJ estimated that the reorganization value of ICSL and its subsidiaries following the Recapitalization as of the assumed Effective Date of July 31, 2000 for the Prepackaged Plan would be in a range of $65 million to $95 million. Reorganization

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
                                                       ICSL DISCLOSURE STATEMENT

value is the going concern value of the reorganized Companies on an unleveraged basis (I.E., without giving effect to capital structure). IT IS NOT A PREDICTION OF THE INITIAL OR FUTURE TRADING VALUES OF ANY OF THE NEW COMMON STOCK TO BE ISSUED UNDER THE PREPACKAGED PLAN. The figures set forth for the enterprise value do not include any increase or decrease in the enterprise value of ICSL as a result of any litigation in which ICSL might be a plaintiff or defendant.

PROJECTED FINANCIAL INFORMATION

    Our management has prepared financial projections that may be helpful to the Debentureholders in deciding whether to accept or reject the Prepackaged Plan. These projected financial statements, and the assumptions, upon which they are based, are contained in ANNEX C to this Disclosure Statement.

    WE CAUTION THAT NO REPRESENTATION CAN BE MADE CONCERNING THE ACCURACY OF THE PROJECTED FINANCIAL INFORMATION OR THE ABILITY TO ACHIEVE THE PROJECTED RESULTS. MANY OF THE ASSUMPTIONS ON WHICH THESE PROJECTIONS ARE BASED ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTANTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUMSTANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD ARE LIKELY TO VARY FROM THE PROJECTED RESULTS. THE VARIATIONS MAY BE MATERIAL, ADVERSE OR POSITIVE.

                              THE PREPACKAGED PLAN

    We are soliciting acceptances of the Prepackaged Plan so that we may complete the Recapitalization through a bankruptcy proceeding. To complete the Recapitalization in bankruptcy through the Prepackaged Plan, we must receive acceptances of the Prepackaged Plan from (i) Debentureholders holding at least two-thirds ( 2/3) of the principal amount of the Debentures actually voted on the Prepackaged Plan and (ii) more than one-half ( 1/2) in number of the Debentureholders that actually vote on the Prepackaged Plan (the "REQUISITE ACCEPTANCES"). Because only those holders who vote to accept or reject the Prepackaged Plan will be counted for purposes of determining acceptance or rejection of the Prepackaged Plan, the Prepackaged Plan could be approved by the affirmative vote of (a) Debentureholders holding significantly less than two-thirds ( 2/3) of the aggregate principal amount of the Debentures and
(b) significantly less than one-half ( 1/2) in number of the entire class of Debentureholders. See "--Brief Explanation of Chapter 11 Reorganization," below.

    In order to implement the Recapitalization through the Prepackaged Plan, we will commence bankruptcy cases for all of the Companies under Chapter 11 of the Bankruptcy Code. Virtually all of our operations are conducted through our subsidiaries. Because the Debentures are guaranteed by our subsidiaries and because our operations are conducted through our subsidiaries, we believe it prudent that all of our subsidiaries participate in any bankruptcy proceeding in order to extinguish any guarantor liability under the Debentures and to avoid potential disruption to our businesses. All of our subsidiaries are also proponents of the Prepackaged Plan.

    A COPY OF THE PREPACKAGED PLAN IS ATTACHED TO THIS DISCLOSURE STATEMENT AS ANNEX A AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE PREPACKAGED PLAN. YOU SHOULD CAREFULLY READ THE PREPACKAGED PLAN IN ITS ENTIRETY FOR A FULL UNDERSTANDING OF ITS TERMS.

                                                       ICSL DISCLOSURE STATEMENT

BRIEF EXPLANATION OF CHAPTER 11 REORGANIZATION

    Chapter 11 of the Bankruptcy Code is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor is authorized to reorganize its business for the benefit of itself and its creditors and stockholders. In addition to permitting rehabilitation of the debtor, another goal of Chapter 11 is to promote equality of treatment of creditors and equity security holders of equal rank with respect to the distribution of a debtor's assets. In furtherance of these two goals, upon the filing of a petition for reorganization under Chapter 11, Section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or to enforce liens that arose prior to the commencement of the debtor's case under Chapter 11.

    Approval and confirmation of a plan of reorganization by a bankruptcy court is the principal objective of a Chapter 11 case. In general, a Chapter 11 plan of reorganization:

    - divides claims and equity interests into separate classes;

    - specifies the property that each class is to receive under the plan; and

    - contains other provisions necessary or desirable for the reorganization of the debtor.

    In general, there are two forms of treatment that may be provided to a holder of a claim or equity interest under a Chapter 11 plan of reorganization--"unimpaired" treatment and "impaired" treatment. Unimpaired treatment means that the legal, equitable and contractual rights of a holder of a claim or equity interest are unchanged under the plan. Impaired treatment means that the legal, equitable or contractual rights of a holder of a claim or equity interest are somehow changed under the plan and can include situations where a holder of a claim or equity interest does not receive or retain any property under a plan.

    In Chapter 11, the right to vote on a plan of reorganization is determined by the treatment that a particular holder of a claim or equity interest receives under the plan. If the holder of a claim or equity interest is unimpaired under a plan, the holder is deemed to accept the plan and it is therefore unnecessary to solicit such holder's vote on the plan. Similarly, it is not necessary to solicit a vote from a holder of a claim or equity interest who is not entitled to receive or retain any property under a plan and such holder is deemed to reject the plan under the Bankruptcy Code. However, if an impaired holder of a claim or equity interest is entitled to receive property under the plan, then such holder is not deemed to automatically accept or reject the plan.

    Chapter 11 of the Bankruptcy Code, however, does not require each holder of a claim or equity interest in a voting class to vote in favor of a plan of reorganization in order for a bankruptcy court to confirm the plan. Instead, in order for a particular class to accept a plan, acceptances must be received:

    - if such class is a class of claims against a debtor, from the holders of claims constituting at least two-thirds ( 2/3) in dollar amount of the allowed claims actually voted in such class and more than one-half ( 1/2) in number of the holders of allowed claims in such class, or

    - if such class is a class of equity interests in a debtor, from the holders of at least two-thirds ( 2/3) in amount of the allowed equity interests in such class of equity interests that have actually voted to accept or reject the plan.

    In addition to the voting requirements described above, the bankruptcy court must also find that the plan of reorganization meets a number of statutory tests before the court may confirm (approve) the plan of reorganization. Many of these tests are designed to protect the interests of holders of claims or equity interests who do not vote to accept the plan of reorganization but who will nonetheless be bound by the

                                                       ICSL DISCLOSURE STATEMENT

plan's provisions if it is confirmed by the bankruptcy court. See
"--Confirmation of the Prepackaged Plan," "--Feasibility Test" and "--Best Interests of Creditors Test; Liquidation Value," below.

SOLICITATION OF ACCEPTANCES OF THE PREPACKAGED PLAN

    Under the Prepackaged Plan, Classes 1, 2, 3, 5 and 8 are unimpaired and Class 7 will not receive or retain any property under the Prepackaged Plan. Accordingly, as discussed above, such classes are deemed to have either accepted or rejected the Prepackaged Plan, as appropriate, and the solicitation of votes on the Prepackaged Plan from the holders in such classes is not necessary. As such, we will not solicit any votes on the Prepackaged Plan from any holders in these classes. Only the holders of our Debentures (Class 4) and our Old Common Stock (Class 6) are not deemed to have automatically accepted or rejected the Prepackaged Plan and are impaired and entitled to receive property under the Prepackaged Plan. We believe, however, that Class 4 is the only class under the Prepackaged Plan whose affirmative vote is necessary in order to confirm the Prepackaged Plan. Accordingly, we intend to seek bankruptcy court authorization to refrain from soliciting the holders of our Old Common Stock (Class 6) with respect to approval of the Prepackaged Plan. Although the holders of our Old Common Stock are impaired under the Prepackaged Plan and such holders will receive a distribution under the Prepackaged Plan, we believe that the solicitation of votes from such holders is not necessary as the Prepackaged Plan is confirmable notwithstanding any rejection of the Prepackaged Plan by such holders. We believe that such solicitation is unnecessary because

    - the holders of such interests shall receive a distribution under the Prepackaged Plan that is not less than the distribution that such holders would receive if we were liquidated under Chapter 7 of the Bankruptcy Code

    - no holder of an interest that is junior to the interests of such class will receive or retain any property under the Prepackaged Plan.

    If such authorization is granted prior to the Disclosure Statement and Confirmation Hearing, then we will not solicit the votes of such holders. If, on the other hand, such approval is not granted prior to the Disclosure Statement and Confirmation Hearing, then the holders of our Old Common Stock will be entitled to vote separately as a class to accept or reject the Prepackaged Plan.

    If, by the Voting Termination Date, we have received the Requisite Acceptances of the Prepackaged Plan from the holders of the Debenture Claims (Class 4), we and our subsidiaries intend to commence the Bankruptcy Cases by filing voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. We intend to use the acceptances of the Prepackaged Plan, as evidenced by the Ballots solicited pursuant to this Disclosure Statement, to seek confirmation (I.E., court approval) of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code as promptly as possible. Subject to the occurrence of the Effective Date, a vote in favor of the Prepackaged Plan will also be deemed to constitute, among other things, (a) your consent to the releases set forth in the Prepackaged Plan, (b) your waiver of any and all defaults under the Indenture governing the Debentures that may exist as of the Effective Date,
(c) your agreement to instruct the Indenture Trustee to take all necessary actions to effectuate the Prepackaged Plan and (d) your approval, as a recipient of our New Common Stock, of the Option Plan. In order to receive a release under the Prepackaged Plan, you must vote to accept the Prepackaged Plan. See "--Releases".

    Under Section 1126(b) of the Bankruptcy Code, a holder of a claim or equity interest that has accepted or rejected a plan of reorganization before the commencement of a Chapter 11 case will be deemed to have accepted or rejected the plan for purposes of plan confirmation if the solicitation of the acceptance or rejection was conducted in compliance with any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with the solicitation or, in the absence of

                                                       ICSL DISCLOSURE STATEMENT

any applicable non-bankruptcy law, rule or regulation, if the solicitation complies with the "adequate information" requirement of Bankruptcy Code
Section 1125(a).

    Rule 3018(b) of the Bankruptcy Rules prescribes the conditions that must be satisfied in order to count the ballots solicited with respect to a plan of reorganization prior to the commencement of a Chapter 11 case. The rule requires that:

    - the reorganization plan must be sent to substantially all holders of impaired claims and equity interests;

    - the time prescribed for voting on the plan must not be unreasonably short; and

    - the solicitation must be conducted in compliance with all applicable non-bankruptcy laws, rules and regulations, or, if there are no such applicable laws, rules or regulations, the applicable disclosure materials must contain "adequate information" as defined in the Bankruptcy Code.

    Section 1125(a) of the Bankruptcy Code defines "adequate information" as information of a kind, and in sufficient detail, as far as is reasonably practicable in light of the nature and history of a company and the condition of such company's books and records, that would enable a hypothetical reasonable investor typical of holders of claims or equity interests of the relevant class to make an informed judgment about the plan of reorganization. To the extent the solicitation of votes on the Prepackaged Plan is deemed to constitute an offer of the New Common Stock, we are relying on Section 3(a)(9) of the Securities Act of 1933 as amended (the "SECURITIES ACT") and similar provisions under state securities laws to exempt such offer from registration under the Securities Act and applicable state securities laws. Although the Debentures are not registered under the Exchange Act and this solicitation of votes is therefore not governed by Regulation 14A promulgated under the Exchange Act, we have nevertheless included in this Disclosure Statement substantially all information that would be required in a Regulation 14A solicitation. We believe that this Disclosure Statement contains adequate information for holders to cast an informed vote to accept or reject the Prepackaged Plan and that this Disclosure Statement and the solicitation of acceptances comply with applicable provisions of the Bankruptcy Code (including Sections 1125(a) and 1126(b)), the Bankruptcy Rules (including Rule 3018) and non-bankruptcy law, to the extent applicable. We also believe that properly executed Ballots comply with the applicable provisions of the Bankruptcy Code and Bankruptcy Rules concerning plan acceptances.

    This Disclosure Statement, together with the Prepackaged Plan, is being transmitted to all known Debentureholders as of May 18, 2000 and, for information purposes only, to holders of our Old Common Stock and Old Other Interests. Although there is no specified period during which we are legally required to keep the solicitation open, we will keep this solicitation open at least 20 business days, which is the time prescribed by the SEC for a tender offer pursuant to Rule 14e-1 and longer than the 20 day period that would be required by SEC rules in connection with a Regulation 14A solicitation.

    IF THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, EACH DEBENTUREHOLDER WILL RECEIVE THE SAME CONSIDERATION AS OTHER DEBENTUREHOLDERS WHETHER OR NOT SUCH DEBENTUREHOLDER VOTED TO ACCEPT THE PREPACKAGED PLAN. MOREOVER, UPON CONFIRMATION, THE PREPACKAGED PLAN WILL BE BINDING UPON ALL HOLDERS OF DEBENTURES REGARDLESS OF WHETHER OR NOT SUCH HOLDERS VOTED TO ACCEPT THE PREPACKAGED PLAN.

VOTING ON THE PREPACKAGED PLAN

    As more fully described above, only certain impaired classes of claims and equity interests are entitled to vote on a plan of reorganization. The Prepackaged Plan designates eight separate classes of claims and equity interests. We are soliciting only the vote of Class 4 (the Debentureholders). We are not soliciting the

                                                       ICSL DISCLOSURE STATEMENT

vote of any of the remaining seven classes because such classes are either
(i) unimpaired and deemed to accept the Prepackaged Plan, (ii) impaired and deemed to reject the Prepackaged Plan or (iii) in the case of Class 6 (the holders of our Old Common Stock), subject to a request of the bankruptcy court for authorization to refrain from soliciting such holders with respect to approval of the Prepackaged Plan. If such authorization is granted prior to the Disclosure Statement and Confirmation Hearing, then we will not solicit the votes of such holders. If, on the other hand, such authorization is not granted prior to the Disclosure Statement and Confirmation Hearing, then the holders of our Old Common Stock will be entitled to vote separately as a class to accept or reject the Prepackaged Plan.

    The solicitation of acceptances of the Prepackaged Plan will expire on July 12, 2000 unless extended by us with Steering Committee Consent. Votes on the Prepackaged Plan, other than votes of the Debentureholders who are party to a Forbearance Agreement, may be withdrawn or changed at any time prior to the Voting Termination Date without the approval of the bankruptcy court. Once we file our Prepackaged Plan with the bankruptcy court, acceptances and rejections of the Prepackaged Plan may not be revoked or changed without permission of the bankruptcy court upon a showing of cause, as provided in Bankruptcy
Rule 3018(a).

    As previously stated, the Prepackaged Plan must be accepted (i) by the holders of at least two-thirds ( 2/3) of the principal amount of the Debentures actually voted on the Prepackaged Plan and (ii) by one-half ( 1/2) in number of the Debentureholders that actually vote on the Prepackaged Plan. Because only actual votes for or against the Prepackaged Plan are counted, a failure to vote will not be counted, and we may therefore be able to confirm the Prepackaged Plan with the acceptances from substantially less than one-half ( 1/2) of the entire class of our Debentureholders and Debentureholders who hold substantially less than two-thirds ( 2/3) of the aggregate principal amount of the Debentures.

    We reserve the right to amend the terms of the Prepackaged Plan or waive any conditions thereto in accordance with the terms of the Prepackaged Plan if and to the extent we determine that such amendments or waivers are necessary or desirable in order to consummate the Prepackaged Plan. As provided in the Prepackaged Plan, we will give holders of claims and equity interests notice of such amendments or waivers as may be required by applicable law. We further reserve the right to use acceptances of the Prepackaged Plan to confirm any amendment of the Prepackaged Plan so long as Steering Committee Consent is received and such amendment does not materially and adversely affect the rights of the class of holders of claims or equity interests under the Prepackaged Plan whose acceptances we seek to use. In addition, we reserve the right to use acceptances of the Prepackaged Plan received in this solicitation under other circumstances, including as a defense to the filing of an involuntary petition.

    We have entered into a Second Amended and Restated Forbearance, Lock-Up and Voting Agreement attached hereto as ANNEX E with Third Avenue Trust on behalf of Third Avenue Value Fund Series and Aggressive Conservative Investment Fund, L.P. (f/k/a M.J. Whitman Pilot Fish Opportunity Fund, L.P.) which provides, among other things, that, so long as we continue to support the Recapitalization and Prepackaged Plan, and provided that this Disclosure Statement is distributed to Debentureholders no later than June 9, 2000, the Bankruptcy Cases are commenced before July 15, 2000 and the Prepackaged Plan is consummated no later than October 20, 2000, these Debentureholders will vote in favor of the Prepackaged Plan, will forbear from exercising remedies in respect of the Debentures and will not sell, assign or otherwise transfer any of their Debentures.

CLASSIFICATIONS OF CLAIMS AND EQUITY INTERESTS

    Section 1123 of the Bankruptcy Code provides that a plan of reorganization must classify claims against and equity interests in a debtor. Under
Section 1122 of the Bankruptcy Code, a plan must classify each right to payment against the debtor and each right to an equitable remedy for breach of performance which gives rise to a right to payment (collectively, a "CLAIM") and any interest in the debtor represented

                                                       ICSL DISCLOSURE STATEMENT

by an equity security (an "EQUITY INTEREST") into a category or class (a "CLASS") that contains substantially similar Claims and Equity Interests. The Prepackaged Plan divides the Claims of known creditors and the Equity Interests of stockholders into Classes and sets forth the treatment offered each Class. See "--Summary of Distributions Under the Prepackaged Plan" below. We believe we have classified all Claims and Equity Interests in compliance with the provisions of Section 1122, but once a Chapter 11 case has been commenced, it is possible that a creditor or Equity Interest holder may challenge our classification of Claims and Equity Interests and that the bankruptcy court may find that a different classification is required for the Prepackaged Plan to be confirmed. In such event, it is our present intention, to the extent permitted by the Bankruptcy Code and the provisions of the Prepackaged Plan, to make modifications of the classification of Claims or Equity Interests that are required by the bankruptcy court for confirmation.

    UNIMPAIRED CLASSES

    The following classes of Claims and Equity Interests are not impaired under the Prepackaged Plan, and pursuant to Section 1126(f) of the Bankruptcy Code, are conclusively deemed to have accepted the Prepackaged Plan:

                         Class 1--Revolving Credit Facility Claims
                         Class 2--Miscellaneous Secured Claims
                         Class 3--Classified Priority Claims
                         Class 5--General Unsecured Claims
                         Class 8--Subsidiary Interests

    NON-VOTING IMPAIRED CLASSES

    The following classes of Equity Interests are impaired under the Prepackaged
Plan:

                         Class 6--Old Common Stock Interests
                         Class 7--Old Other Interests (I.E., options)

    While the interests of the holders of our Old Common Stock (Class 6) are entitled to receive a distribution under the Prepackaged Plan, we intend to seek an order from the bankruptcy court authorizing us to refrain from soliciting the votes of such Class on the grounds that the approval of the holders of our Old Common Stock is not necessary to the confirmation of the Prepackaged Plan because (i) the Prepackaged Plan provides the holders of our Old Common Stock with a distribution that is not less than the distribution that such holders would receive if we were liquidated under Chapter 7 of the Bankruptcy Code and
(ii) no holder of an interest that is junior to the interests of the holders of our Old Common Stock will receive or retain any property under the Prepackaged Plan. If such authorization is approved prior to the Disclosure Statement and Confirmation Hearing, each holder of our Old Common Stock will be conclusively presumed to have rejected the Prepackaged Plan and, therefore, we will not solicit the votes of such holders in connection with the approval of the Prepackaged Plan. If, however, such authorization is not granted by the bankruptcy court prior to the Disclosure Statement and Confirmation Hearing, then the holders of our Old Common Stock shall be entitled to vote separately as a class to accept or reject the Prepackaged Plan.

    The holders of Old Other Interests (Class 7) are conclusively deemed to have rejected the Prepackaged Plan pursuant to Section 1126(g) of the Bankruptcy Code because the Prepackaged Plan does not entitle the holders of such Interests to receive or retain any property on account of such Interests. Accordingly, holders of Class 7 Interests are not entitled to vote to accept or reject the Prepackaged Plan and we will not solicit the votes of such holders in connection with the Prepackaged Plan.

                                                       ICSL DISCLOSURE STATEMENT

    VOTING IMPAIRED CLASSES

    The Prepackaged Plan classifies Class 4 (the Debenture Claims) as the only impaired Class that will receive a distribution under the Prepackaged Plan that is entitled to vote to accept or reject the Prepackaged Plan. If, however, we are not authorized to refrain from soliciting the holders of our Old Common Stock (Class 6) with respect to the Prepackaged Plan prior to the Disclosure Statement and Confirmation Hearing, then such holders shall be entitled to vote separately as a class to accept or reject the Prepackaged Plan.

SUMMARY OF DISTRIBUTIONS UNDER THE PREPACKAGED PLAN

    Only Claims and Equity Interests (i) as to which our liability and the amount thereof are agreed to by us and the holder of such Claim or Equity Interest, (ii) as to which our liability and the amount thereof are determined by Final Order of a court of competent jurisdiction, (iii) which have been expressly allowed in a liquidated amount under the provisions of the Prepackaged Plan (but only to the extent so allowed), (iv) which is a Professional Claim for which a fee award amount has been approved by Final Order of the bankruptcy court, (v) which is in an amount and of the classification and type as set forth in our books and records or (vi) which is, in the case of an Equity Interest or any portion thereof only, held of record as set forth in the books and records maintained by us or on our behalf as of the Distribution Record Date ("ALLOWED CLAIMS" and "ALLOWED EQUITY INTERESTS," respectively) are entitled to receive distributions under the Prepackaged Plan.

    The distributions to be made under the Prepackaged Plan to the holders of the Debentures and the Old Common Stock are in full satisfaction of any and all Claims and Causes of Action of such holders in respect of the Debenture Claims and the Old Common Stock Interests. After the Effective Date, the holders of our Debentures, our Old Common Stock and our Old Other Interests shall not be entitled to enforce any rights in respect of our Debentures, our Old Common Stock or our Old Other Interests, other than to enforce their right to receive the distributions of New Common Stock to be made to such holders, if any, under the provisions of the Prepackaged Plan. We intend to pay all other Claims in full, without interruption (if so authorized by the bankruptcy court), except to the extent that we dispute the validity of such Claims or believe that we have a valid defense to all or a part of such Claims. Holders of Claims that we or our subsidiaries dispute shall continue to have the right to seek to enforce such Claims after the Effective Date, and we and our subsidiaries will continue to have the right to defend ourselves against such Claims, defenses or setoffs and to assert any Claims that we or our subsidiaries may have against such holders.

    The following describes the Prepackaged Plan's classification of Claims against and Equity Interests in ICSL and its subsidiaries, and the treatment that holders of Allowed Claims and Allowed Equity Interests will receive under the Prepackaged Plan, unless they were to agree to accept less favorable treatment by settlement or otherwise.

    If the Prepackaged Plan is confirmed by the bankruptcy court, each holder of a Claim or Equity Interest will receive the same treatment as the other holders of the same Class of Claims or Equity Interests, whether or not such holder voted to accept the Prepackaged Plan. Such treatment will be in full satisfaction, release and discharge of such holder's respective Claim or Equity Interest, except as provided in the Prepackaged Plan. Upon confirmation of the Prepackaged Plan, Claims and Equity Interests will be modified as, and to the extent, set forth in the Prepackaged Plan. Upon confirmation, the Prepackaged Plan will be binding on all of our creditors and stockholders regardless of whether such creditors or stockholders voted to accept the Prepackaged Plan.

    The following summary of the proposed distributions under the Prepackaged Plan does not purport to be complete and is subject to, and qualified in its entirety by, the Prepackaged Plan.

                                                       ICSL DISCLOSURE STATEMENT

    ADMINISTRATIVE CLAIMS

    Administrative Claims are Claims constituting a cost or expense of administration of the Bankruptcy Cases under Section 503(b) of the Bankruptcy Code ("ADMINISTRATIVE CLAIMS"). Administrative Claims include, without limitation, any actual and necessary expenses of preserving our estates, any actual and necessary costs and expenses of operating our businesses, any indebtedness or obligations incurred or assumed by us as debtors in possession in connection with the conduct of our businesses, cure claims arising from the assumption of executory contracts or leases, any allowances of compensation or reimbursement of expenses for professionals, to the extent allowed by final order under Sections 330 and/or 503(b) of the Bankruptcy Code, and fees or charges assessed under Section 1930 of Title 28 of the United States Code.

    In general, each holder of an Administrative Claim that is an Allowed Claim against us or one of our subsidiaries will be paid in full, in cash, on the Effective Date of the Prepackaged Plan (or as soon as practicable after any such Administrative Claim becomes an Allowed Claim if the date of allowance is later than the Effective Date), or will be paid upon such other terms as may be mutually agreed upon. However, any Administrative Claims representing an obligation incurred in the ordinary course of business will be paid in accordance with the terms and conditions of any agreements relating thereto.

    Payments to professionals retained in the Bankruptcy Cases by us, any of our subsidiaries, or any committee constituted in the Bankruptcy Cases for compensation and reimbursement of expenses and all payments to reimburse expenses of members of any such committee will be made in accordance with the procedures established by the Bankruptcy Code and the Bankruptcy Rules relating to the payment of interim and final compensation and expenses, as such procedures may be modified by any order of the bankruptcy court. The bankruptcy court will review and determine all requests for compensation and reimbursement of expenses. Assuming there is no significant litigation initiated or objection filed respecting the Prepackaged Plan, we estimate that the Administrative Claims of professionals will approximate $725,000. See "--Expenses and Sources of Cash to be Used in Connection with the Prepackaged Plan."

    We will also assume under the Prepackaged Plan certain agreements with professionals, including our retention agreements with Katten Muchin Zavis, Saul, Ewing, Remick & Saul LLP and Hinckley, Allen & Snyder LLP, as well as letter agreements between the Steering Committee's professional advisors, M.R. Weiser & Co., LLP and White & Case, LLP, pursuant to which we have agreed to certain undertakings, including the payment of compensation. As required by Bankruptcy Code Section 1129(a)(4), we will also seek an order from the bankruptcy court determining that the compensation to be paid under such agreements is reasonable. For a summary of the key terms of these agreements, see "--Summary of Other Provisions of the Prepackaged Plan--TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES."

    Finally, we will pay in cash on the Effective Date of the Prepackaged Plan, the reasonable (i) fees and expenses of the Indenture Trustee under the Indenture and (ii) legal fees incurred by the Trustee in connection with the Bankruptcy Cases. However, if we dispute any such amounts, then relief will be sought from the bankruptcy court with respect to such disputed amounts.

    In addition to the foregoing, Section 503(b) of the Bankruptcy Code provides for the payment of compensation to creditors and other persons making a "substantial contribution" to a Chapter 11 case and to attorneys for, and other professional advisors to, such persons. Although we are currently unaware of any entities that may seek compensation under the substantial contribution doctrine, one or more entities could file applications with the bankruptcy court for allowances of compensation and reimbursement of expenses for substantial contribution. We cannot estimate the amounts that such entities may seek for such compensation. Requests for compensation and reimbursement of expenses under this "substantial contribution" standard must be approved by the bankruptcy court after a hearing on notice, at which we and

                                                       ICSL DISCLOSURE STATEMENT

other parties in interest may participate, and, if appropriate, object to the allowance of any compensation or reimbursement of expenses.

    PRIORITY TAX CLAIMS

    Certain claims for unpaid taxes are entitled to priority in right of payment under Section 507(a)(8) of the Bankruptcy Code (the "PRIORITY TAX CLAIMS"). Pursuant to the Prepackaged Plan, as required by Section 1129(a)(9)(c) of the Bankruptcy Code, each holder of a Priority Tax Claim that is an Allowed Claim will be paid, at our election either, (i) on the later of the Effective Date and the first business day following the date such Priority Tax Claim is allowed,
(ii) over a period not to exceed six (6) years from the date such Priority Tax Claim was assessed, in equal quarterly installments of principal plus interest thereon at the rate defined in 28 U.S.C. Section 1961 or such other rate as shall be fixed by the bankruptcy court or (iii) on such other terms and conditions as may be agreed upon in writing by the holder of such Priority Tax Claim and us or as the bankruptcy court may order. We believe that there will be no significant Priority Tax Claims in connection with the Prepackaged Plan.

    DIP FACILITY CLAIMS

    If we enter into a Debtor-in-Possession Credit Facility (the "DIP FACILITY"), the lender thereunder (the "DIP LENDER") will receive, on (i) the later of the Effective Date or the date on which such DIP Facility Claim becomes Allowed or (ii) such other date as we and the DIP Lender may agree, in full satisfaction, settlement, release and discharge of and in exchange for any Allowed DIP Facility Claims, Cash equal to the unpaid portion of such Allowed DIP Facility Claims or such other treatment on such other terms and conditions as we and the DIP Lender may agree upon in writing or as the bankruptcy court may order. Although we currently do not anticipate entering into a DIP Facility, we may do so in lieu of or in connection with using cash collateral.

    CLASS 1--REVOLVING CREDIT FACILITIES CLAIMS

    We are party to the Revolving Credit Facilities with Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) ("HELLER"), which provide us with a revolving loan and letter of credit facility (the "REVOLVING CREDIT FACILITIES"). Borrowings under the Revolving Credit Facilities are secured by security interests in substantially all of our assets, including inventory, accounts receivables, general intangibles, equipment and fixtures. As of May 31, 2000 the outstanding loan balance under the Revolving Credit Facilities was approximately $4 million. Pursuant to the Prepackaged Plan, the Revolving Credit Facilities will either remain in place (with any defaults cured and maturities reinstated) or be replaced as of the Effective Date by a new credit facility ("NEW CREDIT FACILITY"), which may also be provided by Heller. If the Revolving Credit Facilities are replaced, all amounts owed under the Revolving Credit Facilities will be paid in full in cash on or as soon as practicable after the Effective Date, with such payment largely funded through borrowings under the New Credit Facility. All undrawn letters of credit under the Revolving Credit Facilities will either remain in place or be canceled and replaced, to the extent necessary, with letters of credit issued under the New Credit Facility.

    CLASS 2--MISCELLANEOUS SECURED CLAIMS

    Pursuant to the Prepackaged Plan, to the extent there are any Secured Claims against the Company (other than Class 1 Claims) or against our subsidiaries, these Claims will either be paid in full in cash on or as soon as practicable after the Effective Date or, if any Claim in Class 2 is disputed, after such Claim becomes an Allowed Claim. If the Company or any of our subsidiaries so elects, however, it may cure defaults, reinstate maturities and otherwise provide such treatment as is required by Section 1124(2) of the Bankruptcy Code to leave such Claims unimpaired. Other than the Revolving Credit Facility Claims, we do not believe that there are any Miscellaneous Secured Claims against us or our subsidiaries.

                                                       ICSL DISCLOSURE STATEMENT

    CLASS 3--CLASSIFIED PRIORITY CLAIMS

    Priority Claims in Class 3 comprise Claims, if any, against the Company or our subsidiaries, that are entitled to priority in distribution under Section 507(a) or (b) of the Bankruptcy Code. These include employment related Claims for wages, salaries or commissions earned within 90 days prior to the bankruptcy filing, or Claims for contributions to an employee benefit plan arising from services rendered within 180 days before the bankruptcy filing, in each case subject to a statutory cap as to amount. To the extent that these Claims have not already been paid (see "INTENDED ACTIONS DURING THE BANKRUPTCY CASES--Commencement of the Bankruptcy Cases--TREATMENT OF HOLDERS OF SECURED CLAIMS, UNIMPAIRED UNSECURED CREDITORS AND EMPLOYEES DURING THE BANKRUPTCY CASES"), they will be paid in cash as soon as practicable after the Effective Date or, if a Claim in Class 3 is disputed, after the disputed Claim becomes an Allowed Claim.

    CLASS 4--DEBENTURES

    Class 4 consists of the Debenture Claims. Each Debentureholder will receive on the Effective Date for each $1,000 in principal amount of Debentures that it owns 108 shares of the Company's New Common Stock such that the Debentureholders shall receive in the aggregate 90% of the Company's issued and outstanding New Common Stock immediately following the Recapitalization, subject to dilution through the exercise of certain options to be granted to our management team and certain non-employee directors. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Stock Option Program" below. The Disbursing Agent shall distribute the New Common Stock to the Debentureholders in full satisfaction of all Claims of such Debentureholders arising in connection with the Debentures. Additionally, subject to the occurrence of the Effective Date, acceptance of the Prepackaged Plan by Class 4 shall constitute a waiver by all holders of Class 4 Debenture Claims of any and all defaults under the Indenture that may exist as of the Effective Date, an agreement to instruct the Indenture Trustee to take all actions to effectuate the Prepackaged Plan and an approval, as a recipient of New ICSL Common Stock, of the Option Plan.

    The New Common Stock will be issued pursuant to the exemption from registration under the Securities Act set forth in Section 1145 of the Bankruptcy Code.

    CLASS 5--GENERAL UNSECURED CLAIMS

    Class 5 includes all unsecured Claims against the Company and our subsidiaries that are not specifically included in other Classes under the Prepackaged Plan. These Claims include, but are not limited to, non-priority claims of employees, non-priority claims for pension benefits, trade claims and environmental claims, unless previously paid pursuant to bankruptcy court authorization. To the extent that these Claims have not already been paid, the General Unsecured Claims in Class 5 will be paid in full in cash on the later of the Effective Date and the date such Claim becomes an Allowed Claim, or shall be treated in accordance with the terms of any agreement governing the payment of such Claims.

    Additionally, we currently intend to seek an order from the bankruptcy court immediately after commencing the Bankruptcy Cases that would allow us to make ordinary course payments to our creditors (other than the Debentureholders) and our employees on account of pre-petition Claims held by such persons, notwithstanding the general rule against paying these Claims outside of a plan of reorganization. Accordingly, certain General Unsecured Claims may be paid in the ordinary course of business pursuant to this order.

                                                       ICSL DISCLOSURE STATEMENT

    CLASS 6--OLD COMMON STOCK INTERESTS

    Class 6 comprises our Old Common Stock and any contingent, disputed or unliquidated Claims related thereto or in connection therewith. Such holders will have their shares canceled and claims expunged and shall receive New Common Stock equal to their pro rata share of 10% of the Company's issued and outstanding New Common Stock immediately following the Recapitalization, subject to dilution through the exercise of certain options to be granted to ICSL's management team and certain non-employee directors. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Stock Option Program" below. For every thirty-one (31) shares of our Old Common Stock (based on 37,198,845 shares of Old Common Stock issued and outstanding) held by a holder of our Old Common Stock, such holder shall receive one (1) share of New Common Stock. The New Common Stock will be issued pursuant to the exemption from registration under the Securities Act set forth in Section 1145 of the Bankruptcy Code. See "SECURITIES LAW MATTERS."

    CLASS 7--OLD OTHER INTERESTS (I.E., OPTIONS)

    Class 7 comprises all other Equity Interests in the Company, including, without limitation, holders of options, warrants or other rights to acquire our Old Common Stock and securities convertible into or exchangeable for Old Common Stock. All Interests in Class 7 will be canceled and fully discharged pursuant to the Prepackaged Plan and the holders thereof will not receive or retain any property under the Prepackaged Plan on account thereof.

    CLASS 8--SUBSIDIARY INTERESTS

    Class 8 Interests are unimpaired and the holders thereof are deemed to have accepted the Prepackaged Plan. Each holder of an Interest in Class 8 shall retain such Interest and its respective share or shares of common stock of our subsidiaries representing such Interest.

SUMMARY OF OTHER PROVISIONS OF THE PREPACKAGED PLAN

    PRESERVATION OF RIGHTS

    Except to the extent that any Claim is allowed in an amount set forth in the Prepackaged Plan, nothing shall affect, prejudice, diminish or impair our rights and legal and equitable defenses to contest or defend ourselves against any Claims or Interests in any lawful manner or forum or to contest the right of any holder of a Claim or Interest to setoff or recoup against any asserted Claims or Interests, any amounts owed by such holders to us or any of our subsidiaries. The distributions provided for in Article III of the Prepackaged Plan shall at all times be subject to Section 502(d) of the Bankruptcy Code, which provides that no claim of a creditor shall be allowed unless such creditor has paid in full any amount owed to the debtor, or has turned over any property belonging to the debtor.

    Notwithstanding any other provisions of the Prepackaged Plan, no payments or distributions will be made on account of a Claim or Equity Interest until such Claim or Equity Interest becomes an Allowed Claim or Allowed Equity Interest, as applicable. With respect to any Claim or Equity Interest that is disputed, all payments or distributions shall be made pursuant to the Prepackaged Plan as soon as practicable after the date on which such Claim or Equity Interest becomes an Allowed Claim or Allowed Equity Interest, as applicable.

                                                       ICSL DISCLOSURE STATEMENT

    TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

    On the Effective Date, all executory contracts and unexpired leases that exist between the Companies and any person will be deemed assumed in accordance with the provisions and requirements of Section 365 of the Bankruptcy Code if such contracts:

    - have not expired or terminated pursuant to their own terms;

    - have not previously been assumed, assumed and assigned or rejected pursuant to an order of the bankruptcy court on or prior to the Confirmation Date;

    - are not the subject of pending motions to assume, assume and assign or reject as of the Confirmation Date; or

    - are not listed on the Schedule of Rejected Contracts.

    The assumption of these contracts, however, is qualified in that we have the right, at any time prior to the Confirmation Date, to amend the Schedule of Rejected Contracts upon notice to the other party to such contract or lease:

    - to delete any executory contract or unexpired lease listed therein, thus providing for its assumption pursuant to the Prepackaged Plan; or

    - to add any executory contract or unexpired lease to the Schedule of Rejected Contracts, thus providing for its rejection.

    The Confirmation Order (except as otherwise provided therein) shall constitute an order of the bankruptcy court approving such assumptions. Each contract and lease assumed will be assumed only to the extent that any such contract or lease constitutes an executory contract or unexpired lease. Assumption of a contract or lease does not constitute our admission that such contract or lease is an executory contract or unexpired lease. All executory contracts and unexpired leases that are assumed will be assumed under their present terms or upon such terms as are agreed to between us and the other party to the executory contract or unexpired lease. Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include:

    - all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease; and

    - all executory contracts or unexpired leases appurtenant to the premises, including all other interests in real estate related to such premises, unless any of the interests has been rejected pursuant to an order of the bankruptcy court.

    If an executory contract or unexpired lease is rejected, the other party to the agreement may file a claim for damages incurred by reason of the rejection. (In the case of rejection of leases of real property or of employment agreements, damage claims are subject to certain limitations imposed by the Bankruptcy Code.) In order to assume an executory contract or unexpired lease, we must first cure any existing defaults pursuant to Section 365(b) of the Bankruptcy Code. If an executory contract or unexpired lease is assumed, we have a duty to perform our contractual obligations according to the terms of the agreement. Failure to perform these obligations once the lease or executory contract is assumed would result in a claim for damages which ordinarily would be entitled to priority treatment as an administrative expense. See "--Summary of Distributions Under the Prepackaged Plan--ADMINISTRATIVE CLAIMS" above.

                                                       ICSL DISCLOSURE STATEMENT

    CONDITIONS TO EFFECTIVENESS

    The Prepackaged Plan shall not be consummated and the Effective Date shall not occur unless and until the following conditions have occurred or have been duly waived (if waivable) pursuant to the terms of the Prepackaged Plan:

    - the bankruptcy court shall have approved the information contained in the Disclosure Statement as adequate;

    - the Confirmation Order shall have been entered and shall have become a Final Order and such order shall not have been vacated, reversed, stayed, modified, amended, enjoined or restrained by order of a court of competent jurisdiction;

    - all documents and agreements required to be executed or delivered under the Prepackaged Plan on or prior to the Effective Date shall have been executed and delivered by the parties thereto;

    - the bankruptcy court shall have entered an order (contemplated to be part of the Confirmation Order) authorizing and directing us to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, instruments, releases, indentures and other agreements or documents created, amended, supplemented, modified or adopted in connection with the Prepackaged Plan;

    - our New Certificate of Incorporation and amendments to the charters of each of our wholly-owned subsidiaries shall have been filed with the applicable authority of each entity's jurisdiction of incorporation or organization in accordance with such jurisdiction's applicable law;

    - all authorizations, consents and regulatory approvals required, if any, in connection with the Prepackaged Plan's effectiveness shall have been obtained;

    - the New Credit Facility shall have become effective;

    - the Registration Rights Agreement shall have been entered into by the parties thereto;

    - the Senior Management Contracts shall have been entered into by the parties thereto;

    - the Option Plan shall have been adopted by ICSL and the Management and Director Options to be issued on the Effective Date thereunder shall have been granted; and

    - no order of a court shall have been entered and shall remain in effect restraining the Companies from consummating the Prepackaged Plan.

    Failure to satisfy these conditions would likely result in our inability to complete the Recapitalization and consummate the Prepackaged Plan. See "RISK FACTORS--Risks Related to the Prepackaged Plan."

BOARD OF DIRECTORS

    Upon the Effective Date of the Prepackaged Plan, two of the existing members of the Board of Directors, Mr. Abraham Gosman and Governor Hugh Carey, will have resigned and three persons selected by the affirmative vote of the Steering Committee will be appointed to our Board of Directors. Consequently, the new Board of Directors will consist of seven members, four of whom are existing directors and three of whom will be selected by Steering Committee. See "MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS--Board of Directors."

                                                       ICSL DISCLOSURE STATEMENT

REQUIRED AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

    On or before the Effective Date, we shall also amend the Company's Certificate of Incorporation to include a provision prohibiting the issuance of nonvoting equity securities, as required by Section 1123(a)(6) of the Bankruptcy Code. In addition, our Certificate of Incorporation will be amended as follows:

    ELIMINATION OF "BLANK CHECK" PREFERRED STOCK. As a condition to the Recapitalization, the Company's Certificate of Incorporation will be modified to eliminate the ability of the Company's Board of Directors to issue preferred stock without consent of the stockholders (so-called "blank check" preferred stock). This amendment would prevent the Board of Directors from issuing a class of preferred stock senior in rights or preferences to the New Common Stock without the consent of a majority of the holders of the New Common Stock.

    ELIMINATION OF THE CLASSIFIED BOARD.  As a condition to the
Recapitalization, the Company's Certificate of Incorporation will be amended to eliminate the classified Board of Directors. Thereafter, the entire Board of Directors will be elected at each annual meeting to serve one-year terms.

    RIGHT OF HOLDERS OF 25% OF THE COMPANY'S COMMON STOCK TO CALL A SPECIAL MEETING AND ELIMINATION OF RESTRICTION ON ACTION BY WRITTEN CONSENT. As a condition to the Recapitalization, the Company's Certificate of Incorporation and By-laws will be amended to permit holders of 25% of the Company's outstanding capital stock to call a special meeting of stockholders. The Certificate of Incorporation will also be amended to eliminate the restrictions on corporate action taken by written consent of the stockholders.

    ELIMINATION OF SUPERMAJORITY VOTING PROVISIONS. As a condition of the Recapitalization, the Company's Certificate of Incorporation will be amended to eliminate all supermajority stockholder-voting requirements other than those required by applicable law.

MEANS FOR IMPLEMENTATION OF THE PREPACKAGED PLAN

    The Effective Date of the Prepackaged Plan is the business day that is no more than ten (10) business days following the date on which all conditions to consummation of the Prepackaged Plan have been satisfied or, if capable of being duly and expressly waived, satisfied or waived; PROVIDED, HOWEVER, that we may extend the Effective Date with Steering Committee Consent.

    On the Effective Date, we are authorized to and shall issue the New Common Stock and to take such other actions, including making certain cash payments, as are contemplated by the Prepackaged Plan. Such actions shall include, without limitation, transfer to the Disbursing Agent of the New Common Stock distributable on account of Allowed Class 4 Debenture Claims under the Prepackaged Plan.

EXPENSES AND SOURCES OF CASH TO BE USED IN CONNECTION WITH THE PREPACKAGED PLAN

    The following tables reflect the fees and expenses that we have incurred or expect to incur with respect to the preparation of and the solicitation of consents to the Prepackaged Plan and the fees and expenses we expect to incur in connection with the filing and prosecution of the Bankruptcy Cases. We believe that the available cash and cash generated by operations and asset sales, together with any proceeds from various loan facilities will be sufficient to cover all of our cash obligations as of the Effective

                                                       ICSL DISCLOSURE STATEMENT

Date and that we will thereafter have sufficient working capital to meet our obligations as they become due.

                         PRE-PETITION EXPENSES
ICSL Legal Fees and Expenses................................  $1,325,000
Legal Fees and Expenses Paid or to be Paid by ICSL on behalf of the Steering Committee.................................  $  500,000
ICSL Financial Advisor Fees and Expenses....................  $1,258,000
Consulting Fees Paid by ICSL on behalf of the Steering
  Committee.................................................  $   75,000
Printing, Engraving and Distribution Costs..................  $   65,000
Accounting Fees and Expenses................................  $   25,000
Miscellaneous Expenses......................................  $   25,000
                                                              ----------
  SUBTOTAL..................................................  $3,273,000

                         POST-PETITION EXPENSES
Legal Fees and Expenses.....................................  $  725,000
Bankruptcy Court Filing Fees................................  $   52,000
Valuation Consultant Expenses...............................  $   20,000
Fees and Expenses of the United States Trustee..............  $   30,000
Miscellaneous Expenses......................................  $   50,000
                                                              ----------
  SUBTOTAL..................................................  $  877,000
                                                              ==========
    TOTAL...................................................  $4,150,000

MODIFICATION OF THE PREPACKAGED PLAN

    The Prepackaged Plan may be amended, modified or supplemented by us, with Steering Committee Consent, before the date of confirmation (the "CONFIRMATION DATE"), in the manner provided for by Section 1127 of the Bankruptcy Code or as otherwise permitted by law without additional disclosure pursuant to
Section 1125 of the Bankruptcy Code, except as the bankruptcy court or Bankruptcy Code may otherwise require. Prior to confirmation, a plan may be modified provided that the plan, as modified, does not violate Bankruptcy Code Sections 1122 (governing classification of claims and interests) and 1123 (setting forth certain plan requirements). The potential impact of any amendment, modification or supplement on the holders of Claims and Equity Interests cannot presently be foreseen, but may include a change in the economic impact of the Prepackaged Plan on some or all of the Classes of Claims and Equity Interests or a change in the relative rights of such Classes. However, if any of the terms of the Prepackaged Plan are amended, modified or supplemented in a manner determined by us or the bankruptcy court to constitute a material adverse change, we will promptly disclose any such amendment, modification or supplement in a manner reasonably calculated to inform the holders adversely affected thereby, and, if and to the extent necessary, we will extend the solicitation period for the acceptances of the Prepackaged Plan and to the extent required by the bankruptcy court, resolicit acceptances.

    With Steering Committee Consent, after the Confirmation Date and prior to substantial consummation of the Prepackaged Plan, we, including in our capacity as a reorganized debtor, may institute proceedings in the bankruptcy court to remedy any defect or omission or reconcile any inconsistencies in the Prepackaged Plan or the Confirmation Order as necessary to carry out the purposes and effects of the Prepackaged Plan, provided that prior notice of such proceedings is served in accordance with Bankruptcy Rules 2002 and 9014.

                                                       ICSL DISCLOSURE STATEMENT

WITHDRAWAL OF THE PREPACKAGED PLAN

    Subject to certain limitations contained in the Prepackaged Plan, we reserve the right to revoke and withdraw the Prepackaged Plan at any time and solely within our discretion prior to the Confirmation Date; PROVIDED, HOWEVER, that if we obtain the Requisite Acceptances of the Prepackaged Plan from the Debentureholders pursuant to Section 1126 of the Bankruptcy Code and there has been no material adverse change in our condition, we shall use our best efforts to obtain confirmation of the Prepackaged Plan pursuant to Section 1129 of the Bankruptcy Code. If the Prepackaged Plan is revoked or withdrawn or if the Confirmation Date does not occur, the Prepackaged Plan shall be null and void and have no force and effect.

WITHDRAWAL OF VOTES ON THE PREPACKAGED PLAN

    Once the acceptance or rejection of any Debentureholder has been transmitted to us in accordance herewith, and after commencement of the Bankruptcy Cases, such acceptance or rejection may only be withdrawn or modified for cause shown by such Debentureholder to the bankruptcy court upon notice and a hearing; PROVIDED, HOWEVER, that no party to a Forbearance Agreement may withdraw its acceptance of the Prepackaged Plan.

CONFIRMATION OF THE PREPACKAGED PLAN

    If the Requisite Acceptances of the Prepackaged Plan are received from the Debentureholders, we will request that the bankruptcy court hold the Disclosure Statement and Confirmation Hearing as promptly as practicable. Parties in interest, including all holders of Claims and Equity Interests, will receive notice of the date and time fixed by the bankruptcy court for the Disclosure Statement and Confirmation Hearing. The bankruptcy court will also establish procedures for the filing and service of objections to approval of the Disclosure Statement and the solicitation procedures and confirmation of the Prepackaged Plan.

    For the Prepackaged Plan to be confirmed, the Bankruptcy Code requires the bankruptcy court to determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code. The confirmation requirements of Section 1129 include, among other things, that:

    - the Prepackaged Plan be accepted by at least one Class of impaired Claims without considering the votes of "insiders," which we believe will be satisfied by the Requisite Acceptances of Class 4;

    - the Prepackaged Plan is feasible (that is, there is a reasonable probability that we will be able to perform our obligations under the Prepackaged Plan and continue to operate our business without further financial reorganization or liquidation) (see "--Feasibility Test," below); and

    - the Prepackaged Plan meets the requirements of Section 1129(a)(7) of the Bankruptcy Code, which requires that, with respect to each impaired Class, each holder of a Claim or an Equity Interest either (i) accepts the Prepackaged Plan or (ii) receives at least as much pursuant to the Prepackaged Plan as such holder would receive in a liquidation under Chapter 7 of the Bankruptcy Code.

    There are several other confirmation standards that we must demonstrate, including, without limitation, that:

    - the Prepackaged Plan is proposed in good faith;

    - the Prepackaged Plan and its proponents comply with the Bankruptcy Code;

    - payments for services in or in connection with the case or the Prepackaged Plan are approved by or subject to court approval;

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                                                       ICSL DISCLOSURE STATEMENT

    - our management, officers, directors or trustees have been disclosed, as well as their compensation, and their continuation in office is consistent with the interests of creditors, stockholders and public policy;

    - all statutory fees have been or will be paid; and

    - there is a continuation of retiree health benefits at certain levels as provided under Section 1114 of the Bankruptcy Code.

    Although we believe that we will meet each of these tests, as well as the other requirements of Section 1129 of the Bankruptcy Code, there can be no assurance that the bankruptcy court will reach the same conclusion and confirm the Prepackaged Plan. See "RISK FACTORS--Risks Related to the Prepackaged Plan." Moreover, even if the Requisite Acceptances have been obtained from the Debentureholders prior to the commencement of the Bankruptcy Cases, the bankruptcy court may determine that the acceptances by the Debentureholders are not effective if it concludes that our solicitation did not comply with all of the applicable provisions of the Bankruptcy Code or, to the extent applicable, non-bankruptcy laws or regulations. See "RISK FACTORS--Risks Related to the Prepackaged Plan--POSSIBLE INVALIDATION OF THE SOLICITATION BY THE BANKRUPTCY COURT." In such event, the bankruptcy court could order us to resolicit acceptances and, therefore, confirmation of the Prepackaged Plan could be delayed and possibly jeopardized. We believe that the Plan Solicitation complies with the applicable provisions of the Bankruptcy Code regarding disclosure and solicitation and with any applicable non-bankruptcy law or regulations relating to disclosure and solicitation. Therefore, we believe that the acceptances we receive to the Prepackaged Plan will be accepted as votes for the Prepackaged Plan by the bankruptcy court. However, there can be no assurance that the bankruptcy court will reach the same conclusion.

ACCEPTANCE OF THE PREPACKAGED PLAN

    Under Section 1129(a)(10) of the Bankruptcy Code, if a class of claims is impaired under a plan, a condition to confirmation is that such plan must be accepted by holders of at least one class of "impaired" claims without considering the votes of "insiders" within the meaning of the Bankruptcy Code. The only impaired class of Claims under the Prepackaged Plan is Class 4. Accordingly, Class 4 must accept the Prepackaged Plan in order for the requirement of Section 1129(a)(10) to be met. We are aware of no "insiders" within Class 4.

FEASIBILITY TEST

    The Bankruptcy Code also requires that, to confirm a plan of reorganization, the bankruptcy court must find that confirmation of such plan is feasible, meaning that it is not likely to be followed by liquidation or the need for further financial reorganization of the debtor (the "FEASIBILITY TEST"). For the Prepackaged Plan to meet the Feasibility Test, the bankruptcy court must find that we, as reorganized debtors, will possess the resources and working capital necessary to provide all creditors with the treatment specified in the Prepackaged Plan and to continue to operate our businesses upon and after the consummation of the Prepackaged Plan. We believe the Prepackaged Plan satisfies the Feasibility Test.

                                                       ICSL DISCLOSURE STATEMENT

BEST INTERESTS OF CREDITORS TEST; LIQUIDATION VALUE

    In addition, the Bankruptcy Code requires that, to confirm a plan of reorganization, each holder of a Claim or Equity Interest in an impaired Class must either:

    - accept the plan; or

    - receive or retain under the plan cash or property of a value, as of the effective date of the plan, that is not less than the value such holder would receive or retain if the debtor were liquidated under Chapter 7 of the Bankruptcy Code (the "BEST INTERESTS" test).

    To calculate what holders of each impaired Class of Claims and Equity Interests would receive in a Chapter 7 liquidation, the bankruptcy court must determine the "liquidation value" of the debtor, which would consist primarily of the net proceeds from a forced sale of the debtor's assets by a Chapter 7 trustee. The proceeds from a Chapter 7 liquidation that would be available to all unsecured claims would be reduced or diluted by:

    - secured Claims to the extent of the value of the collateral securing such Claims;

    - the costs and expenses of liquidation, including the costs incurred to sell the assets;

    - the administrative expenses of the Chapter 7 cases, including the fees of a trustee, counsel, financial advisors, accountants and other professionals;

    - additional contingent claims and losses arising during the operation of our business in Chapter 7, including potential breaches of clinical trial contracts as a result of inevitable employee attrition;

    - priority claims arising in the Chapter 7 and prior Chapter 11 cases; and

    - administrative expenses and claims in the prior Chapter 11 case including the fees of counsel, financial advisors, accountants and other professionals.

    In applying the Best Interests test, it is likely that Claims and Equity Interests in the Chapter 7 cases may be classified differently than under the Prepackaged Plan. In the absence of a contrary determination by the bankruptcy court, all pre-Chapter 11 non-priority unsecured claims, including the Debenture Claims and other non-priority unsecured debt currently classified in Class 5, shall have the same rights upon liquidation and would likely receive the same percentage return from the liquidation proceeds resulting from the Chapter 7 cases. The distributions from the liquidation proceeds would be calculated ratably according to the amount of the claim held by each creditor. We believe that the most likely outcome of a liquidation proceeding under Chapter 7 would be the application of the rule of absolute priority of distributions under Bankruptcy Code Section 726. Under that rule, no junior creditor receives any distribution until all senior creditors are paid in full, and no equity holder receives any distribution until all creditors are paid in full with interest.

    To determine if the Prepackaged Plan satisfies the Best Interests test as to Class 4, the present value of Class 4's pro rata share of the net liquidation proceeds available for distribution to unsecured creditors must be compared with the value of the property offered to Class 4 under the Prepackaged Plan. If present values offered to Class 4 under the Prepackaged Plan are found by the bankruptcy court to equal or exceed what Class 4 would realize in a Chapter 7 liquidation, the Prepackaged Plan will be deemed to satisfy the Best Interests test.

    As set forth in the attached Liquidation Analysis (ANNEX D), we believe that the confirmation of the Prepackaged Plan will provide each holder of an Allowed Claim in Class 4 and any Class deemed to reject the Prepackaged Plan with a greater recovery, or, in the case of Class 1 and Class 7, equal recovery, than it would receive if we were liquidated under Chapter 7. In addition, in our view, a Chapter 7 liquidation involves additional uncertainty not fully reflected in the Liquidation Analysis with respect both to the

                                                       ICSL DISCLOSURE STATEMENT

timing and amount of payments to the holders of Claims in Class 4 and any Classes deemed to reject the Prepackaged Plan. We believe that the Prepackaged Plan provides as much certainty as is possible regarding these matters.

    The Liquidation Analysis, which was prepared by management with the assistance of DLJ, is provided solely to disclose to holders of Claims and Equity Interests the effects of a hypothetical Chapter 7 liquidation, subject to the assumptions set forth therein. There can be no assurance that those assumptions would prove accurate if a Chapter 7 liquidation was to occur or that our analysis will be accepted by the bankruptcy court. Members of management and representatives of DLJ will be available to provide testimony to the bankruptcy court as to the methods used, and conclusions in, the attached Liquidation Analysis.

    RELEVANT ASSUMPTIONS TO THE LIQUIDATION ANALYSIS

    The Liquidation Analysis is based on the Companies proceeding with a liquidation of their assets (versus proceeding with the Prepackaged Plan) as of July 31, 2000, and assumes that the Companies will have sustained ongoing operating losses prior to that time, as well as continued operating losses during the wind down. It further assumes that we will market our clinical research sites for sale to third parties, which will likely be contract research organizations. We anticipate that approximately one-third ( 1/3) of these sites are marketable. We believe that the sale of these sites could be completed during the first four months of a liquidation for a net return to the estate in the amount of $4.5 million, after taking into account expenses relating to operating these sites prior to sale and transaction costs. The remaining sites that cannot be sold will need to be operated for a period of approximately
20 months to complete ongoing clinical research projects under existing contracts to avoid excessive damage claims for breach of such contracts. We estimate that the aggregate cost of operating these sites during this period would be approximately $4.2 million. Additionally, because these sites would be winding down their operations, we expect substantial loss of employees which will likely result in breaches of some of the research contracts. Those breaches would result in material liability to the Companies and would result in significant dilution of the liquidation return to unsecured creditors. Assumptions regarding the estimated operating expenses associated with the operation and sale of these sites, as well as corporate expenses and costs arising from the operation and preservation of our businesses during the Chapter 7 cases, "stay incentives" to key employees to assist with liquidation (including severance) and trustee and professional fees, have also been included. We also assume that fees and expenses of a Chapter 7 trustee, professionals and the U.S. trustee incurred during the liquidation would aggregate approximately $2 million.

    The following information and factors, not listed in order of importance, were, among others, considered by DLJ and the Companies in estimating the proceeds which might be received from the sale and/or liquidation of the assets and potential additional liabilities that may be incurred by the Companies' estates during the course of liquidation (as set forth in detail in the Liquidation Analysis):

    - Our historical financial statements, historical operating information and projected financial and operating performance.

    - The likely impact of a Chapter 7 proceeding upon our operations.

    - Analysis of our liabilities and obligations including those incurred as a result of the termination of operations.

    - The liquidation values of certain receivables and other assets, which were determined based on our and DLJ's judgment of the collectibility of such receivables and an assessment by DLJ, the Companies and third party brokers of the realization percentages from sales of such assets while in liquidation.

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
                                                       ICSL DISCLOSURE STATEMENT

    - The liquidation value of plant, property, and equipment (PP&E) was determined based on our, DLJ's and third-party brokers' judgment of realizable values.

    - Knowledge of clinical research business.

    - The likelihood that we will be unable to satisfy our obligations under clinical research contracts due to loss of critical personnel.

    - No liquidation values were projected for goodwill or intangible assets.

    It should also be noted that a liquidation of our businesses would likely result in the rejection of all or substantially all of our contracts and leases other than clinical research contracts, which will need to be performed to completion over a period of approximately 20 months to avoid potentially enormous claims for breach of contract damages. Such rejections would increase the amount of general unsecured claims against us and our subsidiaries beyond those contemplated in the Prepackaged Plan. Substantial additional priority and general unsecured claims would result from a Chapter 7 liquidation in respect of, among other things, employee severance, warranty liabilities, and retiree medical claims. Additionally, the potential for significant contingent and other claims and related litigation could substantially delay both the liquidation of assets and the ultimate distribution of the proceeds of asset liquidations to the holders of Claims and Interests. Moreover, all Claims that would otherwise be paid in full under the Prepackaged Plan will be impaired, which will increase the impaired pool but will also increase the amount available for distribution to some extent.

    As the attached Liquidation Analysis reflects, it is our belief that the Class 4 and Class 5 Claims would obtain a recovery of no more than approximately 26% of the face amount of their Claims in a Chapter 7 liquidation. We also believe that the holders of the Class 6 Interests in the Company would receive no distribution in a Chapter 7 liquidation. By contrast, under the Prepackaged Plan, the holders of Class 5--General Unsecured Claims will receive payment of their claims in full, in cash, and without interruption and the value of the New Common Stock to be distributed to the holders of Class 4 Claims is approximately 72% of the face amount of their Claims based on an estimated value of a reorganized ICSL of between $65 million and $95 million. Based upon the mid-point of this estimated value, approximately $80 million, the value of the New Common Stock to be distributed to the holders of our Old Common Stock is approximately $8 million, which is subject to dilution upon exercise of options granted to our management and certain non-employee directors which will likely have an exercise price below fair market value on the date of grant. See "VALUATION AND PROJECTED FINANCIAL INFORMATION--Valuation Analysis," above. Therefore, we believe that the Prepackaged Plan meets the requirements of
Section 1129(a)(7) of the Bankruptcy Code because each holder of an Impaired Claim or Interest in Class 4, Class 6 and Class 7 will recover at least as much under the Prepackaged Plan as in a Chapter 7 liquidation.

    COMPENSATION TO OUR FINANCIAL ADVISOR

    Pursuant to the terms of DLJ's engagement, we have agreed to pay DLJ for its services in connection with structuring and negotiating the Recapitalization and Prepackaged Plan and preparing the Liquidation Analysis and Valuation Analysis a financial advisory fee of $1.25 million, all of which was paid prior to the circulation of this Disclosure Statement. We have also agreed to reimburse DLJ for reasonable out-of-pocket expenses incurred in performing its services and to indemnify DLJ and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of DLJ's engagement.

    DLJ has advised us that, in the ordinary course of business, DLJ and its affiliates may actively trade or hold our securities for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, DLJ and its affiliates may maintain relationships with us and our affiliates.

                                                       ICSL DISCLOSURE STATEMENT

EFFECTS OF PREPACKAGED PLAN CONFIRMATION

    DISCHARGE

    Except as otherwise provided in the Bankruptcy Code, the Prepackaged Plan or the Confirmation Order, subject to the occurrence of the Effective Date, the provisions of the Prepackaged Plan shall be binding on us, our subsidiaries and our creditors and equity security holders, regardless of whether the Claims or Interest of any such creditor or equity security holder is impaired under the Prepackaged Plan, and regardless of whether any such creditor or equity security holder has accepted the Prepackaged Plan. Furthermore, except as otherwise provided in the Bankruptcy Code, the Prepackaged Plan or the Confirmation Order, subject to the occurrence of the Effective Date, we and our subsidiaries shall retain all of our property free and clear of all Claims and Interests of creditors and equity security holders, and we and our subsidiaries shall be discharged and forever released from any debt that arose before the Confirmation Date, regardless of whether (i) a proof of claim has been filed or deemed filed in respect of such debt, (ii) any Claim in respect of such debt has been allowed under Section 502 of the Bankruptcy Code, or (iii) the holder of any Claim in respect of such debt has accepted the Prepackaged Plan. In addition, subject to the occurrence of the Effective Date, confirmation of the Prepackaged Plan shall terminate all rights and interests of the holders of our Old Common Stock
(Class 6) and Old Other Interests (Class 7), except for the right of the holders of our Old Common Stock (Class 6) to receive the distributions of New Common Stock provided under the provisions of the Prepackaged Plan.

INJUNCTION

    DISCHARGED CLAIMS AND TERMINATED EQUITY INTERESTS

    Except as otherwise expressly provided for in the Prepackaged Plan or the Confirmation Order and to the fullest extent authorized or provided by the Bankruptcy Code, including Sections 524 and 1141 thereof, the entry of the Confirmation Order shall, provided that the Effective Date occurs, permanently enjoin all persons that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Equity Interest or other right of an equity security holder that is impaired or terminated pursuant to the terms of the Prepackaged Plan from taking any of the following actions against us or our property on account of any such discharged Claims, debts or liabilities or such terminated Equity Interests or rights:

    - commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind;

    - enforcing, levying, attaching, collecting or otherwise recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order;

    - creating, perfecting or enforcing in any manner, directly or indirectly, any lien or encumbrance of any kind;

    - asserting any setoff, offset, right of subrogation or recoupment of any kind, directly or indirectly, against any debt, liability or obligation due to us; and

    - proceeding in any manner in any place whatsoever, including employing any process, that does not conform to or comply with or is inconsistent with the provisions of the Prepackaged Plan.

    RELEASED CLAIMS

    As of the Effective Date of the Prepackaged Plan, the Confirmation Order shall constitute an injunction permanently enjoining any Person that has held, currently holds or may hold a Claim, demand, debt, right, Cause of Action or liability that is released pursuant to Section 11.04 of the Prepackaged Plan from enforcing or attempting to enforce any such Claim, demand, debt, right, Cause of Action or liability

                                                       ICSL DISCLOSURE STATEMENT

against (i) us and our subsidiaries, both before and after the Recapitalization,
(ii) any Releasee, (iii) any of our and our subsidiaries' directors, officers or employees who continue in such positions subsequent to the Effective Date or
(iv) any of our and our subsidiaries' former directors, officers or employees, or any of our or their respective property, based on, arising from or relating to, in whole or in part, any act, omission, or other occurrence taking place on or prior to the Effective Date with respect to or in any way relating to the Bankruptcy Cases, all of which claims, demands, debts, rights, Causes of Action or liabilities will be deemed released on the Effective Date; PROVIDED, HOWEVER,that with respect to the former directors, officers and employees of the Debtors, this injunction shall apply only to the enforcement of Claims, demands, debts, rights, Causes of Action or liabilities with respect to which such former directors, officers and employees would be entitled to indemnification from us or our subsidiaries under contract or law; PROVIDED FURTHER, HOWEVER,that this injunction shall not apply to (a) any claims Creditors may assert under the Prepackaged Plan to enforce their rights thereunder to the extent permitted by the Bankruptcy Code or (b) any claims Creditors or other third parties may have against each other, which claims are not related to us or our subsidiaries, it being understood, however, that any defenses, offsets or counterclaims of any kind or nature whatsoever which we may have or assert in respect of any of the claims of the type described in (a) or (b) of this proviso are fully preserved.

    "RELEASEES" means (i) our and our subsidiaries' agents and Professionals,
(ii) the Steering Committee and all members thereof, (iii) those Holders of Class 4 Debenture Claims who voted to accept the Plan, (iv) any official committees appointed in the Bankruptcy Cases and any members thereof, (v) the Indenture Trustee, (vi) any individual, corporation or other entity that was at any time formerly one of the foregoing released parties identified in subclauses
(i)--(v) above and (vii) the respective affiliates, current and former officers, directors, employees, agents, shareholders, managers, advisors and professionals (including the current and former officers, directors, employees, agents, shareholders, members and professionals of the released professionals) of the foregoing released parties identified in subclauses (i)--(v) above; PROVIDED, HOWEVER, that the foregoing released parties identified in subclauses
(i) through (vii) above shall be released only from liabilities arising out of actions taken in such capacity.

    EXCULPATION

    None of the Companies, the reorganized Companies or Exculpated Persons shall have or incur any liability to any person, including, without limitation, any holder of a Claim or Equity Interest or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates or any of their successors or assigns, for any act taken or omission made in good faith in connection with, relating to, or arising out of, the Bankruptcy Cases, filing, negotiating, prosecuting, administrating, formulating, implementing, confirming or consummating the Prepackaged Plan, a Forbearance Agreement, or the property to be distributed under the Prepackaged Plan, including all prepetition activities leading to the promulgation and confirmation of the Prepackaged Plan, the Disclosure Statement (including any information provided or statement made in the Disclosure Statement or omitted therefrom), or any contract, instrument, release or other agreement or document created in connection with or related to the Prepackaged Plan or the administration of us or these Bankruptcy Cases.

    "EXCULPATED PERSONS" means (i) our and our subsidiaries' directors, officers and employees in each case as of the Petition Date or that have become officers, directors or employees thereafter but prior to the Effective Date and our agents and Professionals, (ii) the Steering Committee and all members thereof,
(iii) those entities party to a Forbearance Agreement, (iv) the Indenture Trustee, (v) any individual, corporation or other entity that was at any time formerly one of the foregoing exculpated parties identified in subclauses (ii),
(iii) and (iv) above and (vi) the respective affiliates, current and former officers, directors, employees, agents, shareholders, managers, advisors and professionals (including the current and former officers, directors, employees, agents, shareholders, members and professionals of the exculpated professionals) of the foregoing exculpated persons identified in subclauses (ii), (iii) and
(iv) above;

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                                                       ICSL DISCLOSURE STATEMENT

PROVIDED, HOWEVER, that the foregoing exculpated parties identified in subclauses (i) through (vi) above shall be exculpated only for liabilities arising out of actions taken in such capacity.

RELEASES

    RELEASES BY US

    Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, and except as otherwise provided in the Prepackaged Plan or the Confirmation Order, we will be deemed to have forever released, waived and discharged the (i) Releasees, (ii) our and our subsidiaries' directors, officers and employees who continue in such positions subsequent to the Effective Date and (iii) our and our subsidiaries' former directors, officers and employees from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action and liabilities (other than our rights to enforce the Prepackaged Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder), whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to us, the Bankruptcy Cases, a Forbearance Agreement or the Prepackaged Plan. However, no persons identified in subclauses (i) - (iii) above will be released or discharged from any claims, obligations, suits, judgments, debts or Causes of Action arising out of or in connection with indebtedness for money borrowed by any such person from any of the Companies. Furthermore, the persons identified in subclause (iii) above shall be released under Section 11.04 (a) of the Prepackaged Plan only for claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities in respect of which such directors, officers or employees would be entitled to indemnification from us and our subsidiaries under contract or law.

    RELEASES BY HOLDERS OF CLAIMS

    Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, and except as otherwise provided in the Prepackaged Plan or the Confirmation Order, to the fullest extent permitted under applicable law, in consideration for the obligations of the persons set forth below under the Prepackaged Plan and, if applicable, a Forbearance Agreement and the cash, securities, contracts, releases and other agreements or documents to be delivered in connection with the Prepackaged Plan, each holder (as well as any trustee or agent on behalf of each such holder) of a Claim and any affiliate of any such holder shall be deemed to have forever waived, released and discharged
(i) us and our subsidiaries, both before and after the Recapitalization,
(ii) the Releasees, (iii) our and our subsidiaries' directors, officers and employees who continue in such positions subsequent to the Effective Date and
(iv) our and our subsidiaries' former directors, officers and employees from any and all claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to us and our subsidiaries, the Bankruptcy Cases, a Forbearance Agreement or the Prepackaged Plan, and/or which may have directly or indirectly impacted or harmed in any way the value of any Claim against us or our subsidiaries. However, the persons identified in subclause (iv) above shall be released under Section 11.04(b) of the Prepackaged Plan only for claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities in respect of which such directors, officers or employees would be entitled to indemnification from us and our subsidiaries under contract or law. Furthermore, those holders of Class 4 Claims who timely vote to reject the

                                                       ICSL DISCLOSURE STATEMENT

Prepackaged Plan on their Ballot shall not be deemed to have granted a release to any released person identified in subclauses (ii)--(iv) above pursuant to
Section 11.04(b) of the Prepackaged Plan.

    INDEMNIFICATION

    To the extent not inconsistent with the Prepackaged Plan or the Confirmation Order and to the fullest extent permitted by applicable law, including, but not limited to the extent provided in our constituent documents, contracts (including, but limited to, any indemnification agreement), statutory law or common law, we will indemnify, hold harmless and reimburse the Exculpated Persons from and against any and all losses, claims, Causes of Action, damages, fees, expenses, liabilities and actions:

    - for any act taken or omission made in good faith in connection with or in any way related to negotiating, formulating, implementing, confirming or consummating the Prepackaged Plan, the Disclosure Statement, a Forebearance Agreement or any contract, instrument, release or other agreement or document created in connection with the Prepackaged Plan or the administration of the Bankruptcy Cases; or

    - for any act or omission in connection with or arising out of the administration of the Prepackaged Plan or the property to be distributed under the Prepackaged Plan or our operations or activities.

    Any Claims of any such Exculpated Persons against us on account of such indemnification obligations shall be unaltered and unimpaired within the meaning of Section 1124(l) of the Bankruptcy Code, but none of the Companies shall have any obligation to indemnify any Exculpated Persons for any acts or omissions that constitute gross negligence or willful misconduct as such is finally determined by the bankruptcy court. Such indemnification obligations shall survive unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

    REVESTING OF THE COMPANIES

    Subject to the provisions of the Prepackaged Plan and the Confirmation Order, the Companies will, as reorganized debtors, continue to exist after the Effective Date, with all applicable corporate powers. The property of their respective estates will revest in each of the Companies on the Effective Date. From and after the Effective Date, we, as reorganized debtors under the Prepackaged Plan, will be able to operate our businesses and use, acquire and dispose of property and compromise or settle any Claims or Equity Interests without supervision or approval by the bankruptcy court and free of any restrictions of the Bankruptcy Code, other than those restrictions expressly imposed by the Prepackaged Plan and the Confirmation Order. As of the Effective Date, all of the property of the Company and our subsidiaries will be free and clear of all Claims and interests of creditors and holders of Equity Interests, except as expressly provided in the Prepackaged Plan. Without limiting the foregoing, as reorganized debtors, we will be able to pay the charges that we incur after the Effective Date for professionals' fees, disbursements, expenses or related support services without application to the bankruptcy court.

RETENTION OF JURISDICTION

    EXCLUSIVE JURISDICTION OF BANKRUPTCY COURT

    Notwithstanding the entry of the Confirmation Order, after the Effective Date, the bankruptcy court will retain exclusive jurisdiction of all matters arising out of, arising in or related to, the Bankruptcy Cases to the fullest extent permitted by applicable law, including, without limitation, jurisdiction to:

    - classify or establish the priority or secured or unsecured status of any Claim or Equity Interest (whether filed before or after the Effective Date and whether or not contingent, disputed or

                                                       ICSL DISCLOSURE STATEMENT

      unliquidated) or resolve any dispute as to the treatment necessary to reinstate a Claim pursuant to the Prepackaged Plan;

    - grant or deny any applications for allowance of compensation or reimbursement of expenses pursuant to Sections 330, 331 or 503(b) of the Bankruptcy Code or otherwise provided for in the Prepackaged Plan, for periods ending on or before the Effective Date;

    - determine and resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which any of the Companies is a party or with respect to which any of us may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

    - ensure that all payments due under the Prepackaged Plan and performance of the provisions of the Prepackaged Plan are accomplished as provided herein and resolve any issues relating to distributions to holders of Allowed Claims, or Allowed Equity Interests pursuant to the provisions of the Prepackaged Plan;

    - construe, take any action and issue such orders, prior to and following the Confirmation Date and consistent with Section 1142 of the Bankruptcy Code, as may be necessary for the enforcement, implementation, execution and consummation of the Prepackaged Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Prepackaged Plan, including, without limitation, the Disclosure Statement and the Confirmation Order, for the maintenance of the integrity of the Prepackaged Plan and our protection in accordance with Sections 524 and 1141 of the Bankruptcy Code following consummation;

    - determine and resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation, implementation or enforcement of the Prepackaged Plan (and all Exhibits thereto) or the Confirmation Order, including the indemnification and injunction provisions set forth in and contemplated by the Prepackaged Plan or the Confirmation Order, or any entity's rights arising under or obligations incurred in connection therewith;

    - hear any application of any of us to modify the Prepackaged Plan before or after the Effective Date pursuant to Section 1127 of the Bankruptcy Code and Section 13.04 of the Prepackaged Plan or modify the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Prepackaged Plan, the Disclosure Statement or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any bankruptcy court order, the Prepackaged Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Prepackaged Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code and the Prepackaged Plan;

    - issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation, implementation or enforcement of the Prepackaged Plan or the Confirmation Order;

    - enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

    - determine any other matters that may arise in connection with or relating to the Prepackaged Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Prepackaged Plan, the Disclosure Statement or the Confirmation Order, except as otherwise provided in the Plan;

                                                       ICSL DISCLOSURE STATEMENT

    - determine such other matters and for such other purposes as may be provided in the Confirmation Order;

    - hear and determine any other matters related to the Prepackaged Plan and not inconsistent with Chapter 11 of the Bankruptcy Code;

    - continue to enforce the automatic stay through the Effective Date;

    - hear and determine (i) disputes arising in connection with the interpretation, implementation or enforcement of the Prepackaged Plan or
      (ii) issues presented or arising under the Prepackaged Plan, including disputes among holders and arising under agreements, documents or instruments executed in connection with the Prepackaged Plan;

    - enter a final decree closing the Bankruptcy Cases or converting them into Chapter 7 cases; and

    - determine and resolve any and all controversies relating to the rights and obligations of the Indenture Trustee, the Voting Agent and the Disbursing Agent in connection with the Bankruptcy Cases, including, without limitation, any dispute arising in connection with the payment of the reasonable fees and expenses of the Indenture Trustee, the Voting Agent and the Disbursing Agent in connection with their duties in the Bankruptcy Cases.

    NON-EXCLUSIVE JURISDICTION OF BANKRUPTCY COURT

    Following the Effective Date, the bankruptcy court will retain non-exclusive jurisdiction of the Bankruptcy Cases to the fullest extent permitted by applicable law, including, without limitation, jurisdiction to:

    - allow, disallow, determine, liquidate or estimate any Claim or Equity Interest, including the compromise, settlement and resolution of any request for payment of any Claim, the resolution of any objections to the allowance of Claims or Equity Interests and to hear and determine any other issue presented by or arising under the Prepackaged Plan, including during the pendency of any appeal relating to any objection to such Claim or Equity Interest (to the extent permitted under applicable law);

    - recover all our assets and property, wherever located;

    - hear and determine any motions or contested matters involving taxes, tax refunds, tax attributes and tax benefits and similar or related matters with respect to the Companies or the Companies' respective estates arising prior to the Effective Date or relating to the period of administration of the Bankruptcy Cases, including, without limitation, matters concerning federal, state and local taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

    - hear and determine any motions, applications, adversary proceedings, contested matters and other litigated matters pending on, filed or commenced after the Effective Date that may be commenced by us thereafter, including proceedings with respect to our rights to recover property under Sections 542, 543 or 553 of the Bankruptcy Code, or to bring any Avoidance Action, or to otherwise collect to recover on account of any claim or Cause of Action that we may have; and

    - hear any other matter not inconsistent with the Bankruptcy Code.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PREPACKAGED PLAN

    If we commence the Bankruptcy Cases and the Prepackaged Plan is not subsequently confirmed by the bankruptcy court and consummated, the alternatives to the Prepackaged Plan include (i) the proposal

                                                       ICSL DISCLOSURE STATEMENT

of an alternative plan of reorganization or (ii) liquidation under Chapter 11 or Chapter 7 of the Bankruptcy Code.

    ALTERNATIVE PLAN OF REORGANIZATION

    If the Prepackaged Plan is not confirmed, we, or if our exclusive period in which to file a plan of reorganization has expired, any other party in interest, could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of our business or a sale or orderly liquidation of our business. With respect to an alternative plan, we have explored various other alternatives in connection with the extensive process involved in the formulation and development of the Prepackaged Plan. We believe that the Prepackaged Plan, as described herein, enables holders of Claims and Equity Interests to realize the most value under the circumstances.

    LIQUIDATION UNDER CHAPTER 7

    If no plan of reorganization can be confirmed, the Bankruptcy Cases may be converted to cases under Chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate our assets for distribution to creditors in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a Chapter 7 liquidation would have on the recovery of holders of Claims and Equity Interests is set forth under "--Best Interests of Creditors Test; Liquidation Value," above. We believe that holders of impaired Claims would realize a greater recovery under the Prepackaged Plan than would be realized under a Chapter 7 liquidation. In addition, equity holders would receive nothing in a liquidation under Chapter 7 of the Bankruptcy Code.

                  INTENDED ACTIONS DURING THE BANKRUPTCY CASES

COMMENCEMENT OF THE BANKRUPTCY CASES

    If, in response to the Solicitation occurring pursuant to this Disclosure Statement, we receive the Requisite Acceptances, we intend to commence promptly the Bankruptcy Cases. From and after the Petition Date, we will continue to operate our respective businesses and manage our respective properties as debtors-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

    We do not expect the Bankruptcy Cases to be protracted. To expedite our emergence from Chapter 11, we intend to seek, among other things, the relief detailed below from the bankruptcy court on or about the Petition Date. If granted, this relief will facilitate the administration of the Bankruptcy Cases. There can be no assurance, however, that the bankruptcy court will grant the requested relief.

    TREATMENT OF HOLDERS OF SECURED CLAIMS, UNIMPAIRED UNSECURED CREDITORS AND
     EMPLOYEES DURING THE BANKRUPTCY CASES

    In addition to the relief to be sought by us during the Bankruptcy Cases which is discussed below (See "--Relief to be Requested During the Bankruptcy Cases" below), we will also seek relief with respect to the treatment of
(i) certain holders of Secured Claims, (ii) holders of unimpaired unsecured pre-petition Claims and (iii) our employees, as follows.

                                                       ICSL DISCLOSURE STATEMENT

    PROVISIONS FOR EXISTING LENDER

    If we commence the Bankruptcy Cases, we will likely, and reserve the right to, offer adequate protection during the course of the bankruptcy proceeding of the liens held by Heller on our cash collateral. We anticipate that we would seek to provide such adequate protection through an order to be entered by the bankruptcy court under which we would likely seek to pay, among other things, interest on our obligations to Heller. We intend to negotiate an order regarding use of cash collateral, and perhaps the provision of debtor-in-possession financing, prior to filing the Bankruptcy Cases. There can be no assurance that the bankruptcy court will approve such debtor-in-possession financing or the use of cash collateral on these or other terms. See "RISK FACTORS--Risks Related to the Prepackaged Plan--RISK OF NON-CONFIRMATION OF THE PREPACKAGED PLAN."

    PROVISIONS FOR UNIMPAIRED UNSECURED CREDITORS

    If we commence the Bankruptcy Cases, then, notwithstanding the provisions of the Bankruptcy Code that would otherwise require payment of pre-petition Claims to be deferred until the consummation of the Prepackaged Plan, we will likely, and reserve the right to, seek the approval of the bankruptcy court to make payments in the ordinary course on account of all non-contingent undisputed unsecured Claims other than those of the Debentureholders. In the event and to the extent that the bankruptcy court shall not approve such payments, the Prepackaged Plan provides that holders of such Allowed Claims, including trade creditors, will be paid on the Effective Date or as soon thereafter as such payment or other obligation becomes due or performable. There can be no assurance that the bankruptcy court will permit an early payment to such creditors.

    TREATMENT OF EMPLOYEES

    If we commence the Bankruptcy Cases, we intend that salaries, wages, accrued paid vacation, health related benefits, severance benefits and similar employee benefits of current employees will be unaffected. Employee benefit Claims that accrue pre-petition will be unimpaired under the terms of the Prepackaged Plan. To ensure the continuity of our work force and to further accommodate the unimpaired treatment of employee benefits, we intend, and reserve the right, to seek the approval of the bankruptcy court to honor payroll checks outstanding as of the date of filing (or to issue replacement checks), to permit employees to utilize their paid vacation time which was accrued (so long as they remain our employees) and to continue paying medical benefits under the applicable health plans, all in accordance with our existing procedures. There can be no assurance that the bankruptcy court will permit payment of pre-petition Claims of employees at that time or, if it does, that it would not impose limitations on such payments. Employee Claims and benefits not paid or honored, as the case may be, prior to the consummation of the Prepackaged Plan will be paid or honored in full as soon as practicable on or after the Effective Date or as soon thereafter as such payment or other obligation becomes due or performable.

RELIEF TO BE REQUESTED DURING THE BANKRUPTCY CASES

    APPLICATIONS FOR RETENTION OF THE DEBTORS' PROFESSIONALS

    We intend to seek bankruptcy court authority to retain and employ certain professionals to represent and assist us in connection with the Bankruptcy Cases. Some of these professionals were intimately involved with the negotiation and development of the Prepackaged Plan and include, among others: (i) Katten Muchin Zavis, as our co-counsel; (ii) Saul, Ewing, Remick & Saul LLP, as our co-counsel; (iii) Hinckley, Allen & Snyder LLP, as our special corporate counsel; and (iv) Donaldson, Lufkin & Jenrette Securities Corporation, as our financial advisors.

                                                       ICSL DISCLOSURE STATEMENT

    MOTION TO WAIVE FILING OF SCHEDULES AND STATEMENT OF FINANCIAL AFFAIRS

    Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007 direct that, unless otherwise ordered by the court, a debtor must prepare and file certain schedules of claims, executory contracts and unexpired leases and related information (the "SCHEDULES") and a statement of financial affairs (the "STATEMENT") within 15 days of the commencement of a Chapter 11 case. The purpose of this requirement is to provide a debtor's creditors, equity security holders and other interested parties with sufficient information to make informed decisions with respect to the debtor's reorganization. In appropriate circumstances, however, a bankruptcy court may modify or dispense with the filing of the Schedules and the Statement pursuant to Section 521 of the Bankruptcy Code. We believe that such circumstances would exist in the Bankruptcy Cases and that we should not be required to file the Statement and the Schedules. We therefore intend to request that the bankruptcy court waive the necessity of filing the Schedules and the Statement.

    MOTION TO MAIL NOTICES AND PROVIDE PUBLICATION NOTICE OF SECTION 341 MEETING
     TO UNIMPAIRED CREDITORS

    Pursuant to the Bankruptcy Rules, the clerk of the bankruptcy court, or another party that the bankruptcy court may direct, must provide notice of the commencement of a Chapter 11 case and of the first meeting of creditors held pursuant to Section 341 of the Bankruptcy Code (the "SECTION 341 MEETING") to all creditors. In addition, at least two other notices, notice of the hearing to approve the Disclosure Statement and consider confirmation of the Prepackaged Plan and notice of the entry of an order confirming the Prepackaged Plan must be given to all creditors and equity security holders. Due to the size of the Bankruptcy Cases and the large number of creditors and equity security holders, we will request that we or our authorized noticing agent, be authorized to mail all required notices in the Bankruptcy Cases.

    MOTION TO APPROVE PRE-PETITION SOLICITATION AND TO SCHEDULE CONFIRMATION
     HEARING

    To facilitate the prompt confirmation and consummation of the Prepackaged Plan, we intend to immediately seek an order scheduling the hearing on
(i) approval of the pre-petition solicitation procedures, including this Disclosure Statement and (ii) confirmation of the Prepackaged Plan, for a date immediately following the end of the notice period therefor, or as soon thereafter as the bankruptcy court's calendar permits.

    In addition, we intend to immediately seek an order setting forth the procedures for filing objections to the approval of the Disclosure Statement and the solicitation procedures and confirmation of the Prepackaged Plan which provides that all objections to the Disclosure Statement, the solicitation procedures and/or confirmation of the Prepackaged Plan (a) be timely filed and served and (b) (i) comply with the Bankruptcy Rules, (ii) state the name of the objector and the nature and amount of its Claim against or Equity Interest in us, (iii) state with particularity the legal and factual ground(s) for such objection(s), and (iv) in the case of an objection to the adequacy of the Disclosure Statement, provide a specific reference to the text of the Disclosure Statement to which the objection is made and provide proposed language changes or insertions into the text of the Disclosure Statement to resolve such objection. We also intend to seek an order of the bankruptcy court providing that all such objections not timely filed and served will be overruled.

    MOTION TO CONTINUE USING EXISTING CASH MANAGEMENT SYSTEM

    Because we expect the Bankruptcy Cases to last for less than three months, and because of the administrative hardship that any operating changes would impose on us, we intend to seek bankruptcy court authority to continue using our existing cash management system, bank accounts and business forms and to follow our internal investment and deposit guidelines. Absent the bankruptcy court's authorization

                                                       ICSL DISCLOSURE STATEMENT

of the continued use of our cash management system, cash flow among us would be severely impeded, to the detriment of our respective estates and creditors.

    Continued use of the existing cash management system will facilitate our smooth and orderly transition into Chapter 11, minimize the disruption to our businesses while in Chapter 11, and expedite our emergence from Chapter 11. Requiring us to adopt and implement a new cash management system would likely increase the costs of the Bankruptcy Cases, primarily as a result of the significant time and expense associated with the transition to a new cash management system. For the same reasons, requiring us to cancel our existing bank accounts and establish new accounts or requiring us to create new business forms would only frustrate our efforts to reorganize expeditiously.

    MOTION FOR AUTHORITY FOR USE OF CASH COLLATERAL

    Because we anticipate that the Bankruptcy Cases will last less than three months, we believe that the Companies will have sufficient working capital from cash on hand on the Petition Date to fund their operations during the administration of the Bankruptcy Cases. Because such cash on hand constitutes collateral of Heller, the Companies intend to seek bankruptcy court authority to use cash collateral pursuant to Section 363(c) of the Bankruptcy Code. In the alternative, the Companies may seek bankruptcy court approval of the use of cash collateral in conjunction with a debtor-in-possession financing arrangement pursuant to Section 364 of the Bankruptcy Code.

ANTICIPATED TIMETABLE FOR THE BANKRUPTCY CASES

    Following the Petition Date, we expect the Bankruptcy Cases to proceed on the following estimated timetable. There can be no assurance, however, that the bankruptcy court's orders to be entered on the Petition Date will permit the Bankruptcy Cases to proceed as expeditiously as anticipated.

    We anticipate that the hearing to consider the adequacy of the Disclosure Statement and confirmation of the Prepackaged Plan would occur 30 to 45 days after the Petition Date. Assuming that the Prepackaged Plan is confirmed at that hearing, the Prepackaged Plan provides that the Effective Date will be the business day that is no more than ten (10) business days following the date on which all conditions to the consummation of the Prepackaged Plan (as set forth in Article IX of the Prepackaged Plan) have been satisfied or waived as provided in Section 9.04 of the Prepackaged Plan). However, the Effective Date may be extended upon our written approval and the receipt of Steering Committee Consent. See "THE PREPACKAGED PLAN--Voting on the Prepackaged Plan." Based upon information currently available to us, we believe that the Effective Date could occur as early as ten days following the Confirmation Date. Under this timetable, we would emerge from Chapter 11 within 45 to 60 days after the Petition Date. There can be no assurance, however, that this projected timetable can be achieved.

COMMITTEES

    Shortly after the commencement of the Bankruptcy Cases, in accordance with
Section 1102(a) of the Bankruptcy Code, a committee of unsecured creditors may be appointed by the U.S. Trustee. The U.S. Trustee may also, in her discretion, appoint additional official committees of creditors and equity holders. An official committee may be unnecessary in the Bankruptcy Cases. Because of the involvement of the Steering Committee in formulating the terms of the Prepackaged Plan, many of the services generally performed by a committee appointed by the U.S. Trustee will have already been performed by the Steering Committee prior to the Petition Date. Under the Prepackaged Plan, the duties and powers of any committee would terminate on the Effective Date of the Prepackaged Plan.

                                                       ICSL DISCLOSURE STATEMENT

INSURANCE PROGRAMS

    We intend to maintain and continue our insurance programs, including workers' compensation, as such programs are presently administered.

DISCLOSURE STATEMENT AND CONFIRMATION HEARING

    Bankruptcy Rule 3017(a) provides that a bankruptcy court, upon notice to parties in interest, must hold a hearing to approve a filed disclosure statement and to consider any objections thereto. Similarly, Section 1128 of the Bankruptcy Code requires the bankruptcy court, after notice, to hold a confirmation hearing and provides that any party in interest may object to confirmation of the plan. In order to facilitate the completion of the Bankruptcy Cases, we intend to seek approval of the bankruptcy court to hold a joint hearing on approval of the Disclosure Statement and confirmation of the Prepackaged Plan.

    Notice of the Disclosure Statement and Confirmation Hearing, and an opportunity to object to approval of the Disclosure Statement or the solicitation procedures or confirmation of the Prepackaged Plan, will be provided to all holders of Claims and Equity Interests and other parties in interest (the "CONFIRMATION NOTICE"). The Disclosure Statement and Confirmation Hearing may be adjourned from time to time by the bankruptcy court without further notice except for an announcement of the adjourned date made at the Disclosure Statement and Confirmation Hearing or any adjournment thereof or objections to approval of the Disclosure Statement or the solicitation procedures or confirmation of the Prepackaged Plan must be made in writing, specifying in detail the name and address of the person or entity objecting, the grounds for the objection, and the nature and amount of the Claim or Equity Interest held by the objector. Objections must be filed with the bankruptcy court, together with proof of service, and served upon the parties so designated in the Confirmation Notice, on or before Disclosure Statement and Confirmation Hearing Objection Deadline. Such objections are governed by Bankruptcy
Rule 9014 and the local rules of the bankruptcy court.

                                                       ICSL DISCLOSURE STATEMENT

            MANAGEMENT, BOARD OF DIRECTORS AND INSIDER RELATIONSHIPS

MANAGEMENT

    Our executive officers will continue to serve after confirmation of the Prepackaged Plan and completion of the Recapitalization. These individuals are:

    Michael T. Heffernan, R. Ph.--President and Chief Executive Officer Bryan B. Dieter--Chief Information Officer
    Gary S. Gilheeney--Chief Financial Officer
    R. Adrian Otte, M.D.--Chief Operations Officer--Clinical Trials and Healthcare Research
    John Wardle--Chief Operating Officer--Network Management

    Brief biographies of these individuals are set forth under "COMPANY BACKGROUND AND PURPOSE FOR THE RECAPITALIZATION--Our Management Team."

BOARD OF DIRECTORS

    As part of the Bankruptcy Cases, Michael T. Heffernan, R. Ph., Kevin Moley and David Livingston, M.D. shall continue as members of our Board of Directors and two of our current directors, Abraham Gosman and Governor Hugh Carey, shall have resigned from our Board on or before the Effective Date of the Prepackaged Plan. In addition, one individual will be appointed to the Company's Board of Directors with Steering Committee Consent. This member is Eric Moskow, M.D, who is currently one of our directors. Furthermore, upon approval of the bankruptcy court, three persons selected by the Steering Committee will be appointed to the Company's Board of Directors upon the Effective Date. We have been advised by the Chairman of the Steering Committee that the proposed new directors are Mr. William S. Bernstein, Marvin Moser, M.D. and Ms. Yang Lie. Brief biographical summaries of the Board members are set forth below.

    MICHAEL T. HEFFERNAN, R. PH., age 35, has served as a director of the Company since January 1998 and assumed the position of President of the Company in December 1998 and Chief Executive Officer and Chairman in July 1999. Before its acquisition by ICSL in October 1997, Mr. Heffernan had served as the President and Chief Executive Officer of Clinical Studies Ltd. since 1994. Prior to joining Clinical Studies Ltd., Mr. Heffernan held various sales, marketing and management positions with Eli Lilly & Company.

    WILLIAM S. BERNSTEIN, age 44, is a founder, and Co-Chairman, and President, Corporate Development of Physician WebLink ("PWL"). He served as the Co-Chairman and Co-Chief Executive Officer of Teleses Medical Management (a predecessor Company to PWL) from May 1995 until May 1999. Mr. Bernstein is a founding partner of Kalkines, Arky, Zall, Bernstein ("KAZB") LLP, a New York based law firm that represents healthcare organizations. He presently serves as Of Counsel to KAZB. Mr. Bernstein also was a founder and director of Sterling Health Capital Management, Inc., a healthcare consulting development and financial advisory company, which was sold in 1999. Mr. Bernstein served as Special Assistant to the Secretary of the Department of Health, Education and Welfare from 1978 to 1979.

    YANG LIE, age 34, is a portfolio manager with MJ Whitman Advisers and a senior analyst with Third Avenue Funds. Previously, Ms. Lie was a software and hardware design and development engineer at Motorola from 1988 to 1995 and became an equity analyst for Prudential Securities, Inc. from 1995 to 1996.

    DAVID M. LIVINGSTON, M.D., age 58, has served as a director of the Company since January 1996. Dr. Livingston has previously served as Director of Dana-Farber Cancer Institute in Boston, Massachusetts and has been employed as a physician at the Institute since 1973. He currently serves as Chairman of the

                                                       ICSL DISCLOSURE STATEMENT

Institute's Executive Committee for Research and as a Trustee of the Institute. He is also the Emil Frei Professor of Medicine and Genetics at Harvard Medical School where he has taught since 1973.

    KEVIN E. MOLEY, age 53, has served as a director of the Company since February 1999. From March to October of 1998, Mr. Moley was an executive consultant to Kinetra LLC. He served as President and Chief Executive Officer of Integrated Medical Systems, Inc. from January 1996 to March 1998. From
February 1993 to January 1996, he served as Senior Vice President to PCS Health Systems, Inc. During the administration of President George Bush, Mr. Moley served in the United States Department of Health and Human Services in various capacities, including as a member of the Transition Team from February to May of 1989, as an Assistant Secretary for Management and Budget from May 1989 to November 1991, and as Deputy Secretary from November 1991 to January 1993.
Mr. Moley has served as the Chairman of the Board of Patient Care Dynamics since November 1998. Mr. Moley served as a director of each of Cephalon, Inc., Merge Technology Inc. and PerSe Technology from November 1998 through December 1999. Mr. Moley has also served as a director of ProxyMed since June 1999.

    MARVIN MOSER, M.D., age 76, has served as trustee of the Trudeau Institute, a medical research institute, since 1992. Dr. Moser is a Clinical Professor of Medicine at Yale University School of Medicine, a Senior Medical Consultant for the National High Blood Pressure Education Program of the National Heart, Lung and Blood Institute and former Chairman and member of the Joint National Committee on Detection, Evaluation and Treatment of High Blood Pressure for the National Heart, Lung and Blood Institute. Dr. Moser has also served as a director of AMBI Corp. since 1997.

    ERIC MOSKOW, M.D., age 41, has served as a director of the Company since September 30, 1996 and was Executive Vice President of Strategic Planning of the Company from September 1996 through January 2000, at which time he became a business and corporate development consultant. He founded Physician's Choice Management, LLC in October 1995 and served as its Executive Vice President from October 1995 to October 1996. Prior to establishing Physician's Choice, he served as Medical Director for Mediplex of Ridgefield from November 1994 to August 1996 and as Associate Medical Director for US Healthcare in Connecticut from 1988 to 1992. Dr. Moskow is board-certified in internal medicine and served as President of the Family Medical Associates of Ridgefield for nine years.

    Each of these persons has advised us that, if elected, he or she intends to serve as a member of the Company's Board of Directors.

STOCK OPTION PROGRAM

    STOCK OPTION GRANTS TO EXECUTIVE OFFICERS AND DIRECTORS

    The following stock option awards (under the Option Plan described below) will become effective immediately upon confirmation of the Prepackaged Plan and will vest, while the recipient continues in our employ, in three equal annual installments beginning on the first anniversary of the Effective Date.

                                                         SHARES OF NEW COMMON
NAME                                                STOCK PURCHASABLE UPON EXERCISE
--------------------------------------------------  -------------------------------
Bryan B. Dieter...................................               357,143
Gary S. Gillheeney................................               357,143
Michael T. Heffernan..............................               357,143
R. Adrian Otte, M.D...............................               457,143
John Wardle.......................................               357,143

    In addition, the following stock option awards, equal to 1% of our issued and outstanding New Common Stock, on a fully diluted basis, after the Recapitalization, will be granted to outside directors upon consummation of the Prepackaged Plan and will vest, during the recipient's continued service on our

                                                       ICSL DISCLOSURE STATEMENT

Board of Directors, in five equal annual installments beginning on the first anniversary of the Effective Date.

William S. Bernstein........................................   28,571
David M. Livingston, M.D....................................   28,571
Kevin E. Moley..............................................   28,571
Marvin Moser, MD............................................   28,571
Eric Moskow, M.D............................................   28,571

    The options described above shall have an exercise price per share of New Common Stock equal to the lesser of a formula price calculated pursuant to the Option Plan or the average closing prices of the New Common Stock on the 30(th) through the 60(th) day immediately following the Effective Date. The formula price per share will be the product of $9.2596 multiplied by the average of the average bid and ask prices of the Debentures on the five trading days immediately prior to the Petition Date, expressed as a percentage of the face amount of the Debentures. All options granted on the Effective Date will be nonqualified options. The options described above will be accelerated and become fully exercisable upon a "change of control" (as defined in the Option Plan). Shares issued pursuant to these options as well as additional awards granted under the Option Plan will dilute the ownership interest of all shares of New Common Stock. All currently outstanding options to purchase shares of Old Common Stock will be canceled as of the Effective Date.

    2000 STOCK OPTION PLAN

    Our Board of Directors has adopted our new Innovative Clinical
Solutions, Ltd. 2000 Stock Option Plan (the "OPTION PLAN"), which we are submitting as part of the Prepackaged Plan and which will become effective upon the Effective Date of the Prepackaged Plan as confirmed by the bankruptcy court or approval of the Option Plan by our stockholders. This Disclosure Statement summarizes the essential features of the Option Plan below. You should read the Option Plan for a full statement of its legal terms and conditions. The full text of the Option Plan appears as Exhibit B to the Prepackaged Plan. The Option Plan provides for the grant of options to purchase a maximum of 2,285,714 shares, representing 16% of the issued and outstanding shares of New Common Stock immediately following the completion of the Recapitalization (determined on a fully diluted basis) to directors, officers and other employees and other individuals who provide services to us. The options described above, covering an aggregate 2,028,570 shares of New Common Stock, to be awarded to directors and executive management on the Effective Date of the Recapitalization will be granted under the Option Plan, leaving a maximum of 257,144 shares of New Common Stock (subject to adjustment for certain changes in our capitalization, as described below) available for future grants of options under the Option Plan.

    Future awards of options under the Option Plan may be granted in the form of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "INTERNAL REVENUE CODE") or non-qualified stock options. Only employees of the Company or our subsidiaries will be eligible to receive any future awards of incentive stock options granted under the Option Plan.

    Shares reserved for issuance under the Option Plan, but never issued, such as shares covered by expired or terminated options, generally will be available for subsequent awards of options under the Option Plan.

    The Option Plan will be administered by a committee consisting of not less than two (2) members of the Board of Directors (the "STOCK OPTION COMMITTEE"). The Stock Option Committee will select eligible

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                                                       ICSL DISCLOSURE STATEMENT

employees and non-employee service providers to receive any options that are granted under the Option Plan after the Effective Date and determine the terms and conditions of such options, including:

    - the number of shares of New Common Stock covered by each option (however, no single recipient may be granted options covering more than 457,143 shares of New Common Stock during any calendar year);

    - the duration of an option, which cannot exceed ten years (or five years if granted to a 10% stockholder); and

    - the exercise price of options, which, in the case of any incentive stock option, cannot be less than the fair market value of the New Common Stock (as defined in the Option Plan) on the date of grant of such incentive stock option (or not less than 110% of such fair market value if granted to a 10% stockholder).

    The Stock Option Committee will also determine the events that accelerate the exercisability of options, such as a change of control. The Stock Option Committee will have full discretionary authority in all matters related to the discharge of its administrative responsibilities and authorities under the Option Plan. The Stock Option Committee's good faith actions, determinations and interpretations concerning the Option Plan shall be final and conclusive.

    Options granted under the Option Plan will generally not be transferable other than by will or the laws of descent and distribution; however, with the Stock Option Committee's approval, options may be transferred to certain family members of an option recipient. In general, options are exercisable for one year following death or disability of the recipient of the option (or, if earlier, until expiration of the option) to the same extent they were exercisable on the date of such death or disability. Unless otherwise determined by the Stock Option Committee, a recipient of an option will be permitted to exercise his or her options for 3 months (one year in the case of options granted to executives on the Effective Date) following any other termination of his or her service with us (or one year following retirement upon attainment of age 55), but not after expiration of the option, to the same extent that such options were exercisable on the date of such termination. However, any option held by an employee or non-employee service provider whose employment or service is terminated for cause, as determined by the Stock Option Committee, shall terminate immediately.

    Options granted to non-employee directors on the Effective Date are exercisable following termination of the optionee's service as a director of the Company (i) for one year if such termination is due to death, total disability or retirement at or after age 60, (ii) 6 months if termination is for reasons other than death, total disability, retirement at or after age 60, change of control or removal for cause, and (iii) two years if such termination occurs upon or within 12 months following a change of control (or, in all cases, if earlier, until expiration of the option) to the same extent they were exercisable on the date of such termination. Options held by a director who is removed for cause, as determined by the Stock Option Committee, shall terminate immediately.

    The purchase price of the shares as to which an option is exercised shall be paid in full at the time of exercise. Payment may be made:

    - in cash;

    - with the consent of the Stock Option Committee, in shares of the New Common Stock; or

    - at the discretion of the Stock Option Committee, in accordance with a cashless exercise program.

    In addition, the holder of an option is required to promptly pay to us any amount necessary to satisfy applicable federal, state or local taxes due upon exercise of such option. The Stock Option Committee may permit such amount to be paid in shares of New Common Stock previously owned by the holder or a

                                       67
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                                                       ICSL DISCLOSURE STATEMENT

portion of the shares of New Common Stock that otherwise would be distributed to such holder upon exercise of the option or a combination of cash and shares of such New Common Stock.

    In the event of changes in the New Common Stock resulting from certain changes in our corporate structure or capitalization, such as the payment of a stock dividend, a recapitalization, reorganization, merger or consolidation, or a spin-off, liquidation or similar capital change, the Stock Option Committee may, in its discretion, make adjustments to the number, class and kind of shares available under the Option Plan and to the number, class, kind and price of shares under any outstanding options in order to prevent dilution or enlargement of the rights of option holders or otherwise to reflect such capital changes.

    In the event of a "change of control" (as defined in the Option Plan), the Option Plan gives the Stock Option Committee discretion to provide that options then outstanding under the Option Plan will become immediately exercisable as to all or any portion of the shares then remaining for purchase under such options, to substitute for shares of New Common Stock subject to outstanding options shares or other securities of the surviving or successor corporation, or another corporate party to the transaction, with approximately the same value, or to cash out outstanding options based upon the highest value of the consideration received for New Common Stock in such transaction, reduced by the option exercise price of the options cashed out. The Stock Option Committee may also provide that any options subject to any such acceleration, adjustment or conversion cannot be exercised after such a change of control transaction.

    The Option Plan is of unlimited duration; however, to the extent required by the Internal Revenue Code, no incentive stock option may be granted under the Option Plan more than 10 years following the effective date of the Option Plan. The Board of Directors may amend, modify, suspend or terminate the Option Plan. However, the Board of Directors will be required to obtain approval of our stockholders of any amendment or modification of the Option Plan that would:

    - increase the number of shares of New Common Stock that may be delivered under the Option Plan, or that may be subject to options granted to a single recipient during a single calendar year (except in the event of certain changes in our capital as described above);

    - decrease the minimum option exercise price required by the Option Plan (except in the event of certain changes in our capital as described above) or otherwise materially increase the benefits accruing to participants in the Option Plan;

    - modify the requirements as to eligibility for participation in the Option Plan; or

    - extend the period during which incentive stock options may be granted under the Option Plan or the period during which options may be exercised under the Option Plan.

    The Stock Option Committee may amend outstanding options. However, no such amendment or termination of the Option Plan or amendment of outstanding options may materially impair the previously accrued rights of any recipient of an option under the Option Plan without his or her written consent, and the exercise price of an outstanding option may not be reduced following the grant of such option (except in connection with a change in our capital, as described above).

    CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    The following is a brief summary of certain significant United States federal income tax consequences, under the Internal Revenue Code, as in effect on the date of this summary, applicable to the Company and recipients of options under the Option Plan (who are referred to in this summary as "OPTIONEES") in connection with the grant and exercise of options under the Option Plan. This summary is not intended to be exhaustive, and, among other things, does not describe state, local or foreign tax consequences, or the effect of gift, estate or inheritance taxes. References to "the Company" and "us" in this summary of tax consequences mean ICSL or any subsidiary of ICSL that employs an optionee, as the case may be.

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                                                       ICSL DISCLOSURE STATEMENT

    The grant of stock options under the Option Plan should not result in taxable income to optionees or an income tax deduction for us. However, the transfer of shares of New Common Stock to optionees upon exercise of their options may or may not give rise to taxable income to the optionees and tax deductions for us, depending upon whether the options are "incentive stock options" or non-qualified options.

    The exercise of a non-qualified option generally results in immediate recognition of ordinary income by the optionee and a corresponding tax deduction for us in the amount by which the fair market value of the shares of New Common Stock purchased, on the date of such exercise, exceeds the aggregate option price. Any appreciation or depreciation in the fair market value of such shares after the date of such exercise will generally result in a capital gain or loss to the optionee at the time he or she disposes of such shares.

    In general, the exercise of an incentive stock option is exempt from income tax (although not from the alternative minimum tax) and does not result in a tax deduction for us at any time unless the optionee disposes of the New Common Stock purchased thereby within two years of the date such incentive stock option was granted or one year of the date of such exercise (known as a "disqualifying disposition"). If these holding period requirements under the Internal Revenue Code are satisfied, and if the optionee has been an employee of ours at all times from the date of grant of the incentive stock option to the day three months before such exercise (or twelve months in the case of termination of employment due to disability), then such optionee will recognize any gain or loss upon disposition of such shares as capital gain or loss. However, if the optionee makes a disqualifying disposition of any such shares, he or she will generally be obligated to report as ordinary income for the year in which such disposition occurs the excess, with certain adjustments, of the fair market value of the shares disposed of, on the date the incentive stock option was exercised, over the option price paid for such shares. We would be entitled to a tax deduction in the same amount so reported by such optionee. Any additional gain realized by such optionee on such a disqualifying disposition of such shares would be capital gain. If the total amount realized in a disqualifying disposition is less than the exercise price of the incentive stock option, the difference would be a capital loss for the optionee.

    Under Section 162(m) of the Internal Revenue Code, we may be limited as to federal income tax deductions to the extent that total annual compensation in excess of $1 million is paid to our Chief Executive Officer or any one of our other four highest paid executive officers who are employed by us on the last day of our taxable year. However, certain "performance-based compensation" the material terms of which are disclosed to and approved by our stockholders is not subject to this deduction limitation. We have structured the Option Plan with the intention that compensation resulting from options granted under the Option Plan with an exercise price at least equal to the fair market value of the New Common Stock on the grant date will be qualified performance-based compensation and, assuming stockholder approval of the Option Plan, deductible without regard to the limitations otherwise imposed by Section 162(m) of the Internal Revenue Code.

    Under certain circumstances, accelerated vesting or exercise of options under the Option Plan in connection with a "change in control" of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the optionee would be subject to an excise tax equal to 20 percent of the amount of the excess parachute payment, and we would be denied a tax deduction for the excess parachute payment.

EMPLOYMENT AGREEMENTS

    As a condition to consummation of the Prepackaged Plan we will enter into new employment agreements with Messrs. Heffernan, Dieter, Wardle and Gillheeney and Dr. Otte. The new employment agreements will provide for employment of such executives commencing on the Effective Date of the

                                                       ICSL DISCLOSURE STATEMENT

Prepackaged Plan and continuing for a period of three years. The agreements provide for an annual base salary of $300,000 for Mr. Heffernan, $200,000 for Mr. Dieter, $200,000 for Mr. Gillheeney, $250,000 for Dr. Otte, and $210,000 for Mr. Wardle, respectively. Each is entitled to an annual bonus (the payment of which may be deferred at their election with the permission of our Board of Directors). Mr. Heffernan's annual bonus will be as determined by our Board of Directors. Annual bonuses for Messrs. Dieter, Gillheeney and Wardle and
Dr. Otte will be up to 25% of their annual salary based upon criteria established by our Board of Directors. The employment agreements also provide for the New Common Stock option grants to Messrs. Heffernan, Dieter, Wardle and Gillheeney and Dr. Otte that are described above under "--Stock Option Program--STOCK OPTION GRANTS TO EXECUTIVE OFFICERS AND DIRECTORS," above.

    Should we implement qualified defined benefit and/or defined contribution retirement plans, Messrs. Heffernan, Dieter, Gillheeney and Wardle and Dr. Otte will be entitled to participate in them if they are eligible and meet the plan requirements. In addition, each is entitled to participate in any supplemental retirement plan and all other nonqualified retirement programs we offer to executives having similar duties and responsibilities with us and all benefits to which our other executives and employees are entitled. We can modify our nonqualified retirement programs so long as the modifications apply to all executives generally. We will also reimburse Mr. Heffernan for up to $1,000 per year for the cost of his life insurance.

    If a Change of Control (as defined in the employment agreements) occurs during the term of his employment agreement, or within six months following the earlier termination of his employment with us, due to our termination without cause or his termination for one of the reasons listed below (other than expiration and failure to continue his employment term), Mr. Heffernan will be entitled to receive a supplemental bonus payment from the Company equal to 2.99 times his salary and annual bonus in a lump sum within fifteen (15) days following the Change of Control. Under the employment agreements with Messrs. Dieter, Gillheeney and Wardle and Dr. Otte, if a Change of Control occurs and the executive's employment is terminated due to our termination without cause or his termination for one of the reasons listed below (other than expiration and failure to continue his employment term), six months prior to or within 12 months after the Change of Control, such executive will be entitled to receive a supplemental bonus payment from the Company equal to 2.99 times his respective salary in a lump sum within fifteen (15) days following the Change of Control or his termination of employment, if later. If a Change of Control occurs after July 31, 2002, any supplemental bonus will be subject to the condition that the Company has achieved a cumulative positive comprehensive net income from operations (excluding amortization of any reorganization value in excess of amounts allocable to identifiable assets resulting from the consummation of the Prepackaged Plan and goodwill) for the period commencing after July 31, 2000 through the close of the Company's quarterly fiscal period immediately prior to the date of the Change of Control, based upon the Company's audited financial statements and interim financial statements.

    We may terminate each executive's employment agreement with or without cause effective immediately upon delivery of written notice. We may terminate an executive for cause on the following grounds:

    - misappropriation of any of our material assets or opportunities;

    - conviction of a felony involving violence, dishonesty, conversion, theft or misappropriation of property, controlled substances, moral turpitude or our regulatory good standing;

    - abuse of drugs or alcohol in a manner which prevents him from performing substantially his duties;

    - failure or refusal to perform his material duties (other than by reason of disability) or breach of any material obligations under his employment agreement;

    - engaging in willful, grossly negligent or reckless misconduct which our Board of Directors acting in good faith determines to be materially injurious to us; or

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
                                                       ICSL DISCLOSURE STATEMENT

    - acting in a manner which our Board of Directors acting in good faith determines has negatively impacted upon our reputation, name, goodwill, business or regulatory standing.

    Each executive may terminate his employment agreement if we:

    - fail to pay any sums due, grant any stock options to which the executive is entitled under his employment agreement or perform substantially any of our other material duties and obligations pursuant to his employment agreement after written notice has been given and we have not cured or begun to cure any such failure within thirty days after such notice is given;

    - reassign the executive from Providence, Rhode Island without his prior approval (other than ordinary travel requirements);

    - materially change his duties without prior written consent;

    - reduce his salary, or materially reduce the level of his participation in any of our incentive compensation plans, or employee benefit or retirement plans, policies, practices, or arrangements without his consent unless the reduced level of participation remains substantially consistent with the average level of participation of other executives who have commensurate positions; or

    - in the event that at the expiration of his three-year employment term we fail at least 30 days prior to such expiration to make a good faith offer to continue his employment on substantially similar terms.

    Mr. Heffernan has the additional ability to terminate his employment agreement:

    - if we fail to pay the change of control bonus under his existing employment agreement (as described below under "--Certain Payments and Other Events That Will Occur Following Completion of the
      Recapitalization") for any reason; or

    - if he shall cease to be a member of our Board of Directors other than by reason of his death, disability, retirement or resignation.

    The employment agreements terminate upon the occurrence of death, disability or expiration of the term of employment unless extended.

    Each executive may also resign his employment upon thirty-days' notice, other than for the reasons listed above, but he will not, in that case, be entitled to the severance payments and benefits described below or the Change of Control payments described above.

    Upon termination of an executive's employment for any reason other than for cause, death or disability or his voluntary resignation other than for the reasons listed above, we will continue to pay the executive's salary (and, in the case of Mr. Heffernan, the accrued portion, if any, of any annual bonus) for an additional period of 12 months (18 months for Mr. Heffernan) after such termination or the remainder of the term of the employment agreement, whichever is longer, or, at our option, a lump sum amount equal to such payments, subject to all appropriate withholding taxes. Such an executive will also be entitled to
(i) a continuation of the welfare benefits of medical insurance, dental insurance, and group term life insurance for two full years after the effective date of termination and (ii) a lump-sum cash payment of the actuarial present value equivalent of the aggregate benefits accrued as of the effective date of termination under the terms of any and all supplemental retirement plans in which he participates. The continuation of welfare benefits will be discontinued prior to the end of the 2 year period if substantially similar benefits from a subsequent employer, as determined by our Board of Directors, are available to the executive. In any event, each such executive will be entitled to reimbursement for business expenses properly incurred in connection with his duties prior to termination.

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
                                                       ICSL DISCLOSURE STATEMENT

    In connection with their employment, Messrs. Heffernan, Dieter, Gillheeney and Wardle and Dr. Otte are subject to standard confidentiality provisions and have agreed not to compete with us during, and following termination of, their employment term for the greater of 12 months or the period with respect to which their severance payments are made.

CERTAIN PAYMENTS AND OTHER EVENTS THAT WILL OCCUR FOLLOWING COMPLETION OF THE
  RECAPITALIZATION

    MR. HEFFERNAN'S "CHANGE OF CONTROL" PAYMENT

    Upon the completion of the Recapitalization, 90% of our issued and outstanding capital stock will be held by existing holders of the Debentures and 10% of our issued and outstanding capital stock will be held by our current stockholders. This shift in the ownership of our capital stock will be deemed a "change of control" for purposes of Mr. Heffernan's existing employment agreement. Pursuant to his existing employment agreement, Mr. Heffernan will receive a supplemental bonus of $897,000 upon consummation of the Prepackaged Plan.

    RETENTION BONUSES TO KEY EXECUTIVES

    Pursuant to a resolution of the Compensation Committee of our Board of Directors in December 1999, we approved a plan to ensure the retention of our key executives. Pursuant to this plan, each of Messrs. Dieter, Gillheeney and Wardle and Dr. Otte is entitled to receive a cash retention bonus of $200,000 upon the earlier of completion of a recapitalization (including the Recapitalization contemplated herein) or January 31, 2001.

CERTAIN TRANSACTIONS AND RELATIONSHIPS WITH INSIDERS

    On January 27, 2000, we entered into a Consulting Agreement and Release with Dr. Eric Moskow. Until the effective date of this agreement, Dr. Moskow had been a director and employee of ours. Pursuant to this agreement, Dr. Moskow has ceased his employment with us, but remains as a director and a consultant. As compensation for his consulting services, Dr. Moskow receives $100,000 per year. In addition, Dr. Moskow is entitled to a bonus equal to 2% of any earned revenue for the first twelve months following the consummation of transactions he brings to us. The agreement also provides for the termination of his employment agreement and the cancellation of all outstanding stock options and the cancellation of his indebtedness to us in the amount of $1.0 million. By terminating Dr. Moskow's employment agreement, we avoided a payment of $1.0 million that would have been due to Dr. Moskow under his employment agreement upon the closing of the Recapitalization. The agreement also provides for the mutual release of any claims. Also, in August 1996, in connection with the acquisition of his company, we loaned Dr. Moskow $448,000 on a non-recourse basis secured by a pledge of 58,151 shares of our Common Stock. On December 29, 1999, we foreclosed on Dr. Moskow's shares of our Common Stock which were pledged by Dr. Moskow as security for this loan. Although the pledged shares were insufficient to satisfy Dr. Moskow's obligations, they were our sole recourse with respect to the loan.

    We provided construction management, development marketing and consulting services to entities principally owned by Abraham D. Gosman (former Chairman of the Board and former Chief Executive Officer) in connection with the development and operation by such entities of several healthcare related facilities (including a medical office building and a retirement community). During the years ended January 31, 1999 and 1998, we recorded revenues in the amount of $1.4 million and $10.5 million, respectively, related to such services. We provided these services to such affiliated parties on terms no more or less favorable to us than those provided to unaffiliated parties. During fiscal year 1999, we advanced $10.9 million to Chancellor Developments Corp., a company principally owned by Mr. Gosman relating to the development of a healthcare facility and retirement community. The $10.9 million is evidenced by a note due July 2000 which accrues interest at the prime rate and is guaranteed by

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                                                       ICSL DISCLOSURE STATEMENT

Mr. Gosman. To secure his obligation under the guarantee, Mr. Gosman has pledged the stock of another company principally owned by him ("Windrows") and (subject to prior pledges) 8.2 million shares of our Common Stock ("ICSL Pledged Shares"). Until the note has been repaid in full, we have the right to vote the ICSL Pledged Shares, subject to the rights of any prior pledgees. During November 1999, we agreed to waive claims for interest on the note through the maturity date in consideration of waivers of claims for unpaid rent with respect to certain leases and the termination or amendment of these leases.

    Since the ICSL Pledged Stock is subject to a prior pledge, the principal security for the note is the guarantee and the Windrows stock. Windrows sole asset is a 295 unit retirement community development in Princeton, New Jersey which is substantially complete. At the time of the $10.9 million advance, profits from unit sales were expected to be available to repay the note on maturity in July 2000. However, delays in construction resulted in significantly increased development costs and delays in unit sales, requiring Windrows to increase its construction financing in December 1999. While approximately 35% of the units have been sold or are under contract, Windrows anticipates a sell-out of the remaining units over the next 24 months. The increased leverage and sell-out delays have reduced Windrows' residual interest in the project and, correspondingly, the value of our collateral. In view of the reduction of Windrow's residual interest and the delays and uncertainties inherent in proceeding against the Windrows stock and its underlying assets, in January 2000, we completely wrote off the note. Notwithstanding the write-down, we are evaluating and intend to pursue our options for collecting the note, including a lawsuit on the guarantee and/or foreclosing on the pledged stock and Windrows interest in the project.

    During the year ended January 31, 2000 we had outstanding a $0.9 million unsecured note due on demand bearing interest of 10%, to a limited partnership in which Mr. Gosman is a partner, which was paid off in April 2000.

    During July 1995, the Company purchased the assets of and entered into a 15-year management agreement with a medical oncology practice with the three medical oncologists. Continuum Care of Massachusetts, Inc., a company principally owned by Mr. Gosman, guarantees the performance of the Company's obligations under the management agreement. The Company terminated the relationship with this practice in March 2000.

    Pursuant to a portfolio escrow agreement dated January 15, 1998, between DASCO and Meditrust Corporation ("MEDITRUST"), of which Mr. Gosman was then the Chief Executive Officer, DASCO agreed to escrow a portion of its consulting fees for payment to Meditrust if certain assumptions regarding the purchase and development of property acquired by Meditrust proved not to be correct. The total escrow amount was $326,498. To date, $100,000 of the escrow amount has been released to DASCO. The remaining $226,498, plus accrued interest continues to be held in escrow pending final resolution between Meditrust and DASCO of lease commencement and tenant improvement allowance analysis and several property issues.

    In January 1998, the Company assigned to CareMatrix, a corporation of which Mr. Gosman is an officer, its rights under a management agreement with respect to a 120 bed skilled facility to be located in Palm Beach Gardens for $800,000 to be paid by CareMatrix. In exchange for concessions which we received in regard to potential liabilities to CareMatrix, we agreed to reduce the receivable to $350,000 which has been paid in full.

                                                       ICSL DISCLOSURE STATEMENT

                  ACCOUNTING TREATMENT OF THE RECAPITALIZATION

    Pursuant to the AICPA's Statement of Position No. 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE("SOP 90-7"), fresh-start reporting is adopted by a company undergoing a reorganization under Chapter 11 of the Bankruptcy Code, when the holders of existing voting securities immediately before filing and confirmation of the plan receive less than 50% of the voting securities of the emerging entity and the emerging entity's reorganization value is less than the total of its post-petition liabilities and allowed claims. We anticipate that the Recapitalization will require the Company to adopt fresh-start reporting under SOP 90-7 on the basis that holders of Old Common Stock immediately before the Recapitalization will receive less than 50% of the New Common Stock to be issued in the Recapitalization and that the Company's estimated reorganization value for purposes of SOP 90-7, (derived from a reorganization equity value of approximately $80 million--the mid-point of the range estimated by DLJ in its valuation analysis), is less than the Company's post-petition liabilities and Allowed Claims of approximately $154 million.

    Fresh-start reporting requires the Company to restate its assets and liabilities to reflect their reorganization value, which approximates fair value at the date of the reorganization. In so restating, SOP 90-7 requires the Company to allocate its reorganization value to its assets based upon their fair values in accordance with the procedures specified by Accounting Principles Board (APB) Opinion No. 16, BUSINESS COMBINATIONS, for transactions reported on the purchase method. Any amount of the reorganization value that exceeds the amounts allocable to the specific tangible and the identifiable intangible assets is allocated to a specific intangible referred to as "Reorganization value in excess of amounts allocable to identifiable assets" ("EXCESS REORGANIZATION VALUE"), which is amortized in accordance with APB Opinion No.17, INTANGIBLE ASSETS, over a life not to exceed 10 years. Each liability existing on the date the Prepackaged Plan is confirmed by the bankruptcy court, other than deferred taxes, will be stated at the present value of the amounts to be paid, determined using an appropriate discount rate. Deferred taxes will be reported in accordance with generally accepted accounting principles. However, any benefits derived from preconfirmation net operating losses will first reduce the Excess Reorganization Value and other intangibles until exhausted and thereafter be reported as a direct addition to additional paid-in capital. Finally, any accounting principle changes required to be adopted in the financial statements of the Company within the twelve months following the adoption of fresh-start reporting must be adopted at the time fresh-start reporting is adopted.

    The projections included in ANNEX C do not reflect the implementation of "fresh-start" reporting under SOP 90-7. Based upon preliminary allocations, implementation of fresh-start reporting, at an estimated reorganization value for purposes of SOP 90-7, derived from a reorganization equity value of approximately $80 million (the midpoint of the range estimated by DLJ in its valuation analysis), would result in approximately $50 million of Excess Reorganization Value. This Excess Reorganization Value would be amortized over five years, reducing annual net income by such amortization expense. Both the actual allocation among identifiable assets and the reorganization value could differ materially from these estimates and such differences could have a material impact upon the amount of Excess Reorganization Value to be amortized by the Company. However, fresh-start reporting should not have a material adverse effect on the Company's cash flows and, accordingly, should not impact either the Feasibility Test or the valuation analysis prepared by DLJ, which is based upon discounted cash flows.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes the material federal income tax consequences of the transactions to be accomplished through the Prepackaged Plan to a person who holds Debentures at the time the Recapitalization is completed. This summary is based upon existing statutes, as well as judicial and administrative interpretations thereof, all of which are subject to change, including changes, which may be

                                                       ICSL DISCLOSURE STATEMENT

retroactive. Moreover, substantial uncertainties exist with respect to various federal income tax consequences of the Recapitalization. We will not request any opinion of counsel or ruling from the Internal Revenue Service ("IRS") on any tax issue connected with the Recapitalization. Accordingly, no assurance can be given that the IRS will not challenge certain of the tax positions described herein or that such a challenge would not be successful.

    The discussion below does not address the foreign, state or local tax consequences of the contemplated transactions, nor does it specifically address the tax consequences to taxpayers subject to special treatment under the federal income tax laws (including dealers in securities or currencies, pass-through entities, life insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, taxpayers subject to the alternative minimum tax, persons who hold Debentures as part of an integrated investment (including a "straddle") consisting of Debentures and one or more other positions, foreign corporations, persons who, for federal income tax purposes, are not citizens or residents of the United States, or persons whose functional currency is other than the United States dollar). The discussion below assumes the Debentures and the New Common Stock are or will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

EXCHANGE OF DEBENTURES FOR NEW COMMON STOCK

    Although the issue is not free from doubt, the Recapitalization should be treated as part of a "recapitalization" within the meaning of the reorganization provisions of the Internal Revenue Code and the Debentures should be considered "securities" within the meaning of such provisions. Accordingly, a Debentureholder (i) will not be entitled to recognize any loss realized as a result of the Recapitalization and (ii) will not recognize any gain realized as a result of the Recapitalization. If the Recapitalization were not treated as part of a recapitalization or the Debentures were not considered securities, a Debentureholder would recognize the full amount of gain or loss realized as a result of the recapitalization. The following discussion assumes that the Recapitalization will be treated as a "recapitalization."

    A portion of the consideration received by an exchanging Debentureholder may be attributable to accrued but unpaid interest. Such portion will result in income or loss to the exchanging Debentureholder to the extent the consideration attributable to accrued but unpaid interest is less or greater than the amount of interest previously taken into account by the Debentureholder in computing taxable income for federal income tax purposes. It is not clear when consideration will be deemed attributable to accrued but unpaid interest. There is no legislative history, regulatory or case law guidance under the applicable statutory section that addresses this issue. Because the number of shares of New Common Stock to be issued to a holder will not be affected by the amount of any accrued but unpaid interest, we intend to take the position that no such amount should be allocated to accrued interest. It is unclear whether the IRS will accept such an allocation or will assert that a different allocation should be made.

    The tax basis of the New Common Stock in the hands of a Debentureholder will be equal to such Debentureholder's adjusted tax basis in the Debentures transferred in exchange therefor. The holding period of the New Common Stock received will include the period during which the holder held the Debentures exchanged therefor.

TREATMENT OF THE NEW COMMON STOCK

    Dividends with respect to the New Common Stock will be treated as distributions subject to Section 301 of the Internal Revenue Code. Thus, such dividends will be (i) taxable as ordinary income to the extent of our current or accumulated earnings and profits, (ii) thereafter, applied against the adjusted tax basis of the holder's Common Stock to the extent of such basis and
(iii) finally, taxable as gain from the sale or exchange of the New Common
Stock.

                                                       ICSL DISCLOSURE STATEMENT

    Subject to certain limitations, dividends received by corporate stockholders taxable as ordinary income as described above will be eligible for the 70% (80% for certain corporations) dividends-received deduction under Section 243 of the Internal Revenue Code. Pursuant to Section 1059 of the Internal Revenue Code, in the event of an "extraordinary dividend," a corporate stockholder will, in certain circumstances, be required to reduce its basis (but not below zero) in an amount equal to the amount excluded from income pursuant to the dividends-received deduction under Section 243 of the Internal Revenue Code. Any such amount in excess of the stockholder's basis will be treated as gain from the sale or exchange of the New Common Stock.

    A sale or other disposition of the New Common Stock will result in gain or loss to the holder in an amount equal to the difference between the amount received in exchange for the New Common Stock and the holder's adjusted tax basis in the New Common Stock that was sold or redeemed.

TAX CONSEQUENCES TO THE COMPANY

    CANCELLATION OF DEBT

    We will realize cancellation of debt ("COD") income as a result of the Recapitalization in an amount equal to the excess of the outstanding balance (principal plus accrued but unpaid interest) of the Debentures exchanged over the fair market value of the New Common Stock delivered in exchange therefor.

    Any COD income, however, will be excluded from our gross income for federal income tax purposes. Any COD income so excluded will be applied, with certain limitations and special rules, to reduce our tax attributes, including, among other attributes, any net operating losses or net operating loss carryovers, certain credits and our tax basis in our assets. The reduction of these tax attributes may increase the amount of federal income tax we would otherwise owe in future years.

    SECTION 382

    The Recapitalization is expected to result in an "ownership change" for purposes of Sections 382 and 383 of the Code. Thus, our use of our net operating loss ("NOL") and certain other tax attribute carryovers and certain built-in losses (collectively, "TAX ATTRIBUTES") generally will be limited (to the extent not already reduced by reason of COD income as described above) to an annual amount equal to the fair market value of our capital stock immediately prior to the ownership change (I.E., prior to the issuance of New Common Stock in the Recapitalization) multiplied by the "LONG-TERM TAX EXEMPT RATE" (5.84% for
May 2000).

    One of two special rules under Section 382 of the Internal Revenue Code will apply with respect to the Recapitalization. First, under Section 382(l)(5), if our stockholders and certain of our creditors (determined immediately before the ownership change) own (after the ownership change and as a result of being stockholders or creditors immediately before the ownership change) stock which represents at least 50% of the total voting power and a value of all of our stock, then the limitations imposed by Sections 382 and 383 of the Internal Revenue Code would not apply. Instead, our NOL carryovers, if any, would be reduced. If we underwent a subsequent ownership change within two years our NOL carryovers would be eliminated. Second, if the provisions of Section 382(l)(5) of the Internal Revenue Code do not apply or if we elect for such provision not to apply, then, under Section 382(l)(6) of the Internal Revenue Code, for purposes of applying the limitation imposed by Sections 382 and 383 of the Internal Revenue Code, the value of our stock would reflect the increase (if any) in value of our stock resulting from any surrender or cancellation of creditors' claims. Although no decision has been made, we presently do not intend to have Section 382(l)(5) of the Internal Revenue Code apply to the Recapitalization (assuming such Recapitalization occurs as part of the Prepackaged Plan and results in an ownership change).

    The application of Sections 382 and 383 of the Internal Revenue Code will restrict our ability to enjoy the benefit of our tax attributes (to the extent such attributes are not already reduced as a result of any

                                                       ICSL DISCLOSURE STATEMENT

COD income) and thus increase the amount of federal income tax we would otherwise owe in future years. However, the application of the provisions of Sections 382 and 383 of the Internal Revenue Code to the Recapitalization is unclear in a number of respects.

                             SECURITIES LAW MATTERS

    This Section discusses certain securities law issues that are raised by the Prepackaged Plan and the Recapitalization. This Section should not be considered applicable to all situations or to all Debentureholders. Debentureholders should consult their own legal counsel with respect to these and other issues.

SOLICITATION OF ACCEPTANCES OF PREPACKAGED PLAN

    The New Common Stock to be issued under the Prepackaged Plan has not been registered with the SEC or any state securities commission. To the extent the solicitation of votes on the Prepackaged Plan is deemed to constitute an offer to sell the New Common Stock, we are relying on the exemption from registration provided by Section 3(a)(9) of the Securities Act and similar exemptions set forth in applicable state securities laws. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent, or any other person for soliciting votes to accept or reject the Prepackaged Plan and the exchange contemplated thereby. We have received assurances that no person will provide any information to Debentureholders relating to the Solicitation other than to refer the Debentureholders to the information contained in this Disclosure Statement. In addition, none of our financial advisors and no broker, dealer, salesperson, agent or any other person, is engaged or authorized to express any statement, opinion, recommendation, or judgment with respect to the relative merits and risks of the Prepackaged Plan and the exchange contemplated thereby.

ISSUANCE AND RESALE OF THE NEW COMMON STOCK UNDER A BANKRUPTCY PLAN

    We will rely on Section 1145 of the Bankruptcy Code to exempt the issuance of the New Common Stock from the registration requirements of the Securities Act (and of any state securities or "blue sky" laws). Section 1145 exempts from registration the sale of a debtor's securities under a Chapter 11 plan if such securities are offered or sold in exchange for a claim against, or equity interest in, or a claim for an administrative expense in a case concerning, such debtor. In reliance upon this exemption, the New Common Stock generally will be exempt from the registration requirements of the Securities Act. Accordingly, recipients will be able to resell the New Common Stock without registration under the Securities Act or other federal securities laws, unless the recipient is an "underwriter" with respect to such securities, within the meaning of
Section 1145(b) of the Bankruptcy Code.

    Section 1145(b) of the Bankruptcy Code defines an "underwriter" for purposes of the Securities Act as one who (i) purchases a claim with a view to distribution of any security to be received in exchange for the claim, or
(ii) offers to sell securities issued under a plan for the holders of such securities, or (iii) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution, or (iv) is a control person of the issuer of the securities.

    Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act, which, in effect, permits the resale of securities received by statutory underwriters pursuant to a Chapter 11 plan, subject to applicable volume limitations, notice and manner of sale requirements, and certain other conditions. Parties who believe they may be statutory underwriters as defined in Section 1145 of the Bankruptcy Code are advised to consult with their own counsel as to the availability of the exemption provided by Rule 144.

                                                       ICSL DISCLOSURE STATEMENT

REGISTRATION RIGHTS AGREEMENT

    As part of the Prepackaged Plan we will enter into a Registration Rights Agreement with the Majority Holders ("REGISTRATION RIGHTS HOLDERS"), who may be deemed underwriters for purposes of the Securities Act, granting registration rights with respect to the shares of New Common Stock issued to them in exchange for their Debentures pursuant to the Recapitalization. A copy of the Registration Rights Agreement is annexed to the Prepackaged Plan as Exhibit F thereto. We have agreed to file, at our sole expense, a registration statement with the SEC pursuant to the Securities Act, registering New Common Stock at the request of Registration Rights Holders, who request registration of not less than 5% of the issued and outstanding New Common Stock (or 10% in the case of a shelf registration) within 45 days (30 days if Form S-3 is available) and make the registration statement effective within 75 days (60 if Form S-3 is available). In addition, we have agreed that for a period of thirty months from the Effective Date we will not without prior written consent of holders of a majority of the New Common Stock which may be registered pursuant to the Registration Rights Agreement, grant demand registration rights to any other party or grant any other party the right to include our securities in any registration to the exclusion of shares that any Registration Rights Holder desires to include in such registration. We also agreed to indemnify the Registration Rights Holders against certain liabilities under the federal securities laws arising out of the registration of their New Common Stock.

                         DESCRIPTION OF THE DEBENTURES

    MATERIAL TERMS

    The Debentures were issued pursuant to an Indenture dated as of June 15, 1996 (the "INDENTURE") between us and The Chase Manhattan Bank, formerly known as Chemical Bank (the "INDENTURE TRUSTEE"). The Debentures accrue interest, payable semi-annually, at the rate of 6 3/4% per annum and mature on June 15, 2003. Debentures with a face amount of $100 million are currently outstanding. The Debentures are guaranteed by certain of our wholly-owned subsidiaries. The Debentures are unsecured and junior and subordinate in right of payment to certain Senior Indebtedness as defined in the Indenture. We have the right to redeem the Debentures at any time, at a price in accordance with the following table:

        YEAR            REDEMPTION PRICE     YEAR     REDEMPTION PRICE
        ----            ----------------   --------   ----------------
1999                         103.86%         2001          101.93%
2000                         102.89%         2002          100.96%

    The Debentures are convertible into Old Common Stock of the Company, at a conversion price of $28.20, subject to adjustment. Debentureholders have the right to require us to purchase all or any part of their Debentures upon the occurrence of a change in control (as defined in the Indenture) on or before June 1, 2003 for 100% of the principal amount thereof, together with accrued and unpaid interest.

    There is no sinking fund for the Debentures, no requirement for maintenance of net worth and no limitation on the incurrence of additional indebtedness. We are required to file upon request certain information as may be required by the Trust Indenture Act of 1939 and to give notice to the Indenture Trustee of any fact that would prohibit us or the Trustee from making any payment. We are prohibited from entering into a merger or similar transaction unless the surviving corporation agrees to assume the obligations of the Indenture and we are not in default under the Indenture.

    The following would constitute "Events of Default" by us under the
Debentures:

    - failure to pay principal or premium on any Debenture at its maturity;

    - failure to make any interest payment when it becomes due and payable and continuance of such default for a period of 30 days;

    - failure to provide timely notice of an event which would result in a requirement to repurchase the Debentures;

                                                       ICSL DISCLOSURE STATEMENT

    - failure to pay the repurchase price of any Debenture when due;

    - default in the performance or breach, of any covenant or warranty and the continuance of such default or breach for 60 days after written notice thereof;

    - default under any secured debt instrument for failure to pay principal in excess of $5.0 million or resulting in acceleration of such indebtedness;

    - entry of a decree or order under bankruptcy, insolvency, reorganization or other similar law with respect to us or any subsidiary or a decree or order adjudging us or any subsidiary a bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition; or

    - the commencement by us or any subsidiary of any voluntary case or proceeding under any bankruptcy, insolvency, reorganization or other similar law.

MOODY'S INVESTORS SERVICE RATING

    In early April 2000, Moody's Investors Service ("MOODY'S") downgraded the Debentures from B3 to Caa3. According to Moody's, this rating action was in response to our declining revenue and continued operating losses in recent quarters. On May 26, 2000, Moody's downgraded the Debentures from Caa3 to C, based on our announcement that we intended to complete the Recapitalization in bankruptcy through the Prepackaged Plan.

SIGNIFICANT DEBENTUREHOLDERS

                                                                                         % OWNERSHIP
                                                                                            OF NEW
                                                                                         COMMON STOCK
                                                                                          FOLLOWING
                                 HOLDINGS                                              RECAPITALIZATION
HOLDER                             ($)                   BENEFICIAL OWNER                    (a)
------                          ----------   ----------------------------------------  ----------------
EQSF ADVISERS                   50,910,000   THIRD AVENUE TRUST ON BEHALF OF                 45.8%
767 THIRD AVENUE, FIFTH FLOOR                THIRD AVENUE VALUE FUND
NEW YORK, NY 10017                           SERIES--49,155,000
                                             AGGRESSIVE CONSERVATIVE INVESTMENT FUND,
                                             L.P.
                                             (F/K/A M.J. WHITMAN PILOT FISH
                                             OPPORTUNITY
                                             FUND, L.P.)--1,750,000

------------------------

(a) Not including the dilutive effect of options to purchase New Common Stock issued to officers and directors.

DESCRIPTION OF CAPITAL STOCK AND AMENDMENTS TO CERTIFICATE OF INCORPORATION AND
                                    BY-LAWS

    The current authorized capital stock of the Company consists of 41,000,000 shares of capital stock, which includes 40,000,000 shares of Old Common Stock and 1,000,000 shares of preferred stock ("PREFERRED STOCK"). Upon Completion of the Recapitalization, the authorized capital stock of the Company will consist of 40,000,000 shares of New Common Stock.

OLD COMMON STOCK AND NEW COMMON STOCK

    Each share of Old Common Stock has and the New Common Stock will have one vote on all matters on which stockholders are entitled or permitted to vote, including the election of directors and such stockholders do not have cumulative voting rights. Holders of Old Common Stock are, and holders of New Common Stock will be, entitled to share ratably in dividends declared by the Board of Directors out of funds legally available therefor. We do not expect to declare or pay cash dividends to holders of Old

                                                       ICSL DISCLOSURE STATEMENT

Common Stock or New Common Stock in the foreseeable future. In addition, the Revolving Credit Facility restricts the payment of dividends on the Old Common Stock and such restriction shall still apply to the New Common Stock. All outstanding shares of Old Common Stock are, and the New Common Stock issued in the Recapitalization will be, fully paid and nonassessable and the holders thereof will have no preferences or conversion, exchange or pre-emptive rights. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of New Common Stock will be entitled to share ratably in the assets of the Company remaining after payment of, or provision for payment of, all of our debts and obligations.

PREFERRED STOCK

    The Company's existing Certificate of Incorporation authorizes the Board of Directors to issue Preferred Stock in one or more series without further stockholder authorization, and to fix and determine the terms, limitations and relative rights and preferences of the Preferred Stock and to establish series of Preferred Stock. THE CERTIFICATE OF INCORPORATION WILL BE AMENDED AS A CONDITION OF THE RECAPITALIZATION SUCH THAT THE BOARD OF DIRECTORS WILL NO LONGER HAVE THE POWER TO ISSUE PREFERRED STOCK WITHOUT STOCKHOLDER APPROVAL. See "THE PREPACKAGED PLAN--Required Amendments to the Certificate of Incorporation."

CLASSIFIED BOARD OF DIRECTORS

    The Company's existing Certificate of Incorporation and By-laws provide for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that the term of each class of directors expires in successive years. One class of directors is to be elected at each annual meeting, each for a three-year term.

    With a classified Board of Directors, at least two annual meetings of stockholders, instead of one, generally is required to effect a change in the majority of the Board of Directors. As a result, a provision relating to a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of the Common Stock because such a provision could operate to prevent a rapid change in control of the Board of Directors. The classification provision also could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. In addition, under the existing Certificate of Incorporation, a director of the Company may be removed only for cause by a vote of the holders of at least 75% of the outstanding shares of the capital stock of the Company entitled to vote in the election of directors. THE CERTIFICATE OF INCORPORATION WILL BE AMENDED AS A CONDITION OF THE RECAPITALIZATION TO ELIMINATE THE CLASSIFIED BOARD OF DIRECTORS SO THAT EACH DIRECTOR WILL BE ELECTED ANNUALLY FOR A ONE YEAR TERM AND TO PROVIDE THAT ANY DIRECTOR MAY BE REMOVED FOR CAUSE BY A VOTE THE HOLDERS OF 50% OF THE OUTSTANDING SHARES OF NEW COMMON STOCK. See "THE PREPACKAGED PLAN--Required Amendments to the Certificate of Incorporation."

OTHER PROVISIONS

    SPECIAL MEETINGS OF THE STOCKHOLDERS OF THE COMPANY

    The Company's existing By-laws provide that a special meeting of the stockholders of the Company may be called only by the Chairman of the Board of Directors or by order of the Board of Directors. This provision prevents stockholders from calling a special meeting of stockholders and potentially limits the stockholders' ability to offer proposals to meetings of stockholders, if no special meetings are otherwise called by the Chairman of the Board or Board of Directors. THE CERTIFICATE OF INCORPORATION AND BY-LAWS WILL BE AMENDED AS A CONDITION OF THE RECAPITALIZATION SUCH THAT HOLDERS OF 25% OF THE CAPITAL STOCK OF THE COMPANY ENTITLED TO VOTE MAY CALL A SPECIAL MEETING OF THE STOCKHOLDERS. See "THE PREPACKAGED PLAN--Required Amendments to the Certificate of Incorporation."

                                                       ICSL DISCLOSURE STATEMENT

    AMENDMENT OF THE BY-LAWS

    The Company's existing Certificate of Incorporation provides that the By-laws may be amended only by a vote of the directors or by a vote of at least 75% of the outstanding shares of the Company's stock entitled to vote in the election of directors. THE CERTIFICATE OF INCORPORATION AND BY-LAWS WILL BE AMENDED AS A CONDITION OF THE RECAPITALIZATION TO ELIMINATE THIS PROVISION, SO THAT THE BY-LAWS MAY BE AMENDED BY A VOTE OF THE DIRECTORS OR BY A VOTE OF HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES. See "THE PREPACKAGED PLAN--Required Amendments to the Certificate of Incorporation."

    NO ACTION BY WRITTEN CONSENT

    The Company's existing Certificate of Incorporation does not permit the Company's stockholders to act by written consent. As a result, any action to be taken by the Company's stockholders must be taken at a duly called meeting of the stockholders. THE CERTIFICATE OF INCORPORATION WILL BE AMENDED AS A CONDITION OF THE RECAPITALIZATION TO PERMIT ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS. See "THE PREPACKAGED PLAN--Required Amendments to the Certificate of Incorporation."

BUSINESS COMBINATIONS

    SUPERMAJORITY VOTE FOR CERTAIN BUSINESS COMBINATIONS

    Our Certificate of Incorporation contains a provision which requires that certain proposed business combinations (the "BUSINESS COMBINATIONS") between the Company or any of its subsidiaries, individually, and an "Interested Stockholder" (as defined in the Certificate of Incorporation) must be approved by (i) the affirmative vote of at least 75% of the stock entitled to vote for the election of directors voting as a single class, and (ii) the affirmative vote of a majority of the stock not owned by any Interested Stockholder or any affiliate of such Interested Stockholder, voting as a single class (the "SUPERMAJORITY REQUIREMENT"). The Certificate of Incorporation will be amended as a condition to the Recapitalization to eliminate the Supermajority Requirement. See "THE PREPACKAGED PLAN--Required Amendments to the Certificate of Incorporation."

    DELAWARE TAKEOVER STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and
(b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. An "interested stockholder" is defined for purposes of Delaware Law as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

                                                       ICSL DISCLOSURE STATEMENT

                 PRICE RANGE OF OLD COMMON STOCK AND DELISTING

PRICE RANGE OF OLD COMMON STOCK

    The range of the high and low sales prices, and the average closing price for the Old Common Stock for each of the quarters during the past two fiscal years (as reported by Nasdaq or, after December 8, 1999, as reported on the Over-the-Counter Bulletin Board) is set forth below:

QUARTER ENDED:                         QUARTER ENDED:
--------------                         --------------
April 1998                             April 1999
HIGH:........................ 13.6250  HIGH:........................ 02.7500
LOW:......................... 09.0625  LOW:......................... 01.5000

July 1998                              July 1999
HIGH:........................ 11.1094  HIGH:........................ 02.1250
LOW:......................... 05.1250  LOW:......................... 01.3125

October 1998                           October 1999
HIGH:........................ 06.5000  HIGH:........................ 01.5625
LOW:......................... 01.9375  LOW:......................... 00.2500

January 1999                           January 2000
HIGH:........................ 03.7500  HIGH:........................ 00.6875
LOW:......................... 01.5000  LOW:......................... 00.0938

                                       April 2000
                                       HIGH:........................ 00.4531
                                       LOW:......................... 00.1562

LIMITED TRADING MARKET

    The Old Common Stock was delisted on December 8, 1999 pursuant to a Nasdaq delisting proceeding. In order to restore our listing on Nasdaq, we will have to meet certain eligibility criteria established by Nasdaq for listing on the Nasdaq. At this time, we do not meet those criteria and there can be no assurances that we will be able to meet those criteria in the future. Because our Old Common Stock has been delisted, it may become more difficult to make purchase and sales of the New Common Stock or obtain timely and accurate quotations with respect to trading of the New Common Stock. We intend to attempt to restore our Nasdaq listing, although there can be no assurances that we will be successful in doing so.

    Furthermore, Nasdaq will review our entire financial situation, including our bankruptcy petition, our projected post-bankruptcy financials and the economic impact of the bankruptcy on the New Common Stock in connection with our effort to restore our Nasdaq listing. If this review is unfavorable, Nasdaq will not approve our request to be listed.

                         IMPORTANT CONTACT INFORMATION

    Any holder of Debentures who wishes to vote in favor or against the Prepackaged Plan should complete the Ballot and forward it pursuant to the instructions contained therein.

                                                       ICSL DISCLOSURE STATEMENT

THE VOTING AGENT

    If you have any additional questions, or need additional copies of this Disclosure Statement, the Ballot or any other Recapitalization materials, please contact the Voting Agent at the address or telephone number as listed below.

                             Corporate Investor Communications, Inc.
                             111 Commerce Road
                             Carlstadt, New Jersey 07072
                             Telephone: 1-888-560-9793
                             Facsimile: 1-201-804-8693

                         CONCLUSION AND RECOMMENDATION

    WE BELIEVE THAT CONFIRMATION OF THE PREPACKAGED PLAN IS DESIRABLE AND IN THE BEST INTEREST OF THE DEBENTUREHOLDERS AND OUR STOCKHOLDERS AS THE PREPACKAGED PLAN PROVIDES FOR AN EQUITABLE DISTRIBUTION TO OUR DEBENTUREHOLDERS AND OTHER CREDITORS. ANY ALTERNATIVE TO CONFIRMATION OF THE PREPACKAGED PLAN, SUCH AS CONVERSION TO A CHAPTER 7 LIQUIDATION OR DISMISSAL OF THE CASE, OR ATTEMPTS BY ANOTHER PARTY IN INTEREST TO FILE A PLAN, COULD RESULT IN SIGNIFICANT DELAYS, LITIGATION AND COST, AND LIKELY WOULD RESULT IN SIGNIFICANTLY LESS RECOVERY BY THE DEBENTUREHOLDERS AND OTHER CREDITORS WITH RESPECT TO THEIR CLAIMS.

    IN LIGHT OF THE SIGNIFICANT BENEFITS TO BE ATTAINED BY THE DEBENTUREHOLDERS PURSUANT TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE PREPACKAGED PLAN, WE RECOMMEND THAT THE DEBENTUREHOLDERS VOTE TO ACCEPT THE PREPACKAGED PLAN. WE HAVE REACHED THIS DECISION AFTER CONSIDERING THE ALTERNATIVES TO THE PREPACKAGED PLAN THAT ARE AVAILABLE TO US AND THEIR LIKELY EFFECT ON OUR BUSINESS OPERATIONS AND CREDITORS. THESE ALTERNATIVES INCLUDE LIQUIDATION OF THE COMPANIES UNDER CHAPTER 7 OF THE BANKRUPTCY CODE OR A REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE WITHOUT PREPETITION SOLICITATION. WE DETERMINED, AFTER CONSULTING WITH FINANCIAL AND LEGAL ADVISORS, THAT THE PREPACKAGED PLAN WOULD RESULT IN GREATER RECOVERY FOR DEBENTUREHOLDERS THAN WOULD ANY OTHER CHAPTER 11 REORGANIZATION OR LIQUIDATION UNDER CHAPTER 7. FOR A COMPARISON OF ESTIMATED DISTRIBUTIONS UNDER CHAPTER 7 OF THE BANKRUPTCY CODE AND UNDER THE PREPACKAGED PLAN, SEE "ANNEX D--LIQUIDATION ANALYSIS." WE ALSO CONCLUDED THAT INITIATING THE BANKRUPTCY CASES WITHOUT PREPETITION SOLICITATION WOULD RESULT IN A SIGNIFICANT DELAY IN CONFIRMATION OF A PLAN, WHICH, COMPARED TO CONFIRMATION OF THE PREPACKAGED PLAN, WOULD RESULT IN HIGHER FEES AND EXPENSES AND INCREASE THE POSSIBILITY THAT A REORGANIZATION CASE WOULD DAMAGE OUR BUSINESSES, AND WOULD INCREASE THE POSSIBILITY THAT WE WOULD NOT BE ABLE TO REORGANIZE AND THEREFORE WOULD BE FORCED TO LIQUIDATE. FOR ALL OF THESE REASONS, WE SUPPORT THE PREPACKAGED PLAN AND URGE ALL DEBENTUREHOLDERS TO ACCEPT AND SUPPORT THE PREPACKAGED PLAN.

                                                  INNOVATIVE CLINICAL SOLUTIONS, LTD.
                                                  (for itself and each of its wholly-owned
                                                  subsidiaries)

                                                        /s/ MICHAEL T. HEFFERNAN
                                                        ----------------------------------------------
                                                  By:   Michael T. Heffernan
                                                  Its:  Chief Executive Officer and President
                                                  Date: June 7, 2000

                                    ANNEX A
                                       TO
               PRE-PETITION SOLICITATION AND DISCLOSURE STATEMENT
                          JOINT PREPACKAGED CHAPTER 11
                             PLAN OF REORGANIZATION

                     IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

In re:
                                                    Chapter 11
INNOVATIVE CLINICAL
SOLUTIONS, LTD., et al.,                            Case Nos. 00-      (      )
                                                      through 00- ()
                                                    Jointly Administered
          Debtors.

                          JOINT PREPACKAGED CHAPTER 11
                             PLAN OF REORGANIZATION

                                  June 1, 2000
                              Katten Muchin Zavis
                                525 West Monroe
                                   Suite 1600
                            Chicago, Illinois 60661
                          Attn.: Jeff J. Marwil, Esq.
                                 (312) 902-5200
                                      and
                         Saul, Ewing, Remick & Saul LLP
                              222 Delaware Avenue
                                   Suite 1200
                           Wilmington, Delaware 19801
                         Attn.: Norman L. Pernick, Esq.
                                 (302) 421-6800
              Co-Counsel for the Debtors and Debtors in Possession

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                    --------
ARTICLE I

                      DEFINITIONS, INTERPRETATION AND EXHIBITS....................      1

      Section 1.01    Definitions.................................................      1
      Section 1.02    Rules of Interpretation.....................................     10
      Section 1.03    Exhibits....................................................     10

ARTICLE II

                      CLASSIFICATION OF CLAIMS AND INTERESTS......................     11

      Section 2.01    Generally...................................................     11
      Section 2.02    Unclassified Claims.........................................     11
      Section 2.03    Unimpaired Classes..........................................     11
      Section 2.04    Impaired Class Entitled to Vote.............................     11
      Section 2.05    Impaired Classes Deemed to Reject...........................     11

ARTICLE III

                      PROVISIONS FOR TREATMENT OF CLASSES OF CLAIMS AND                12
                      INTERESTS...................................................

      Section 3.01    Satisfaction of Claims and Interests........................     12
      Section 3.02    Unclassified Claims, Classified Unimpaired and Impaired          12
                          Claims and Classified Interests.........................
      Section 3.03    Administrative Claims.......................................     12
      Section 3.04    Priority Tax Claims.........................................     13
      Section 3.05    DIP Facility Claims.........................................     13
      Section 3.06    Class 1 Claims: Revolving Credit Facilities Claims..........     13
      Section 3.07    Class 2 Claims: Miscellaneous Secured Claims................     13
      Section 3.08    Class 3 Claims: Classified Priority Claims..................     14
      Section 3.09    Class 4 Claims: Debenture Claims............................     14
      Section 3.10    Class 5 Claims: General Unsecured Claims....................     14
      Section 3.11    Class 6 Interests: Old ICSL Common Stock Interests..........     14
      Section 3.12    Class 7 Interests: Old Other Interests......................     15
      Section 3.13    Class 8 Interests: Subsidiary Common Stock Interests........     15

ARTICLE IV

                      ACCEPTANCE OR REJECTION OF THE PLAN; CRAMDOWN...............     15

      Section 4.01    Acceptance by Impaired Classes of Claims and Interests......     15
      Section 4.02    Voting Classes..............................................     15
      Section 4.03    Ballot Instructions.........................................     16
      Section 4.04    Cramdown....................................................     16
      Section 4.05    Confirmation of All Cases...................................     16

ICSL PREPACKAGED PLAN

                                                                                      PAGE
                                                                                    --------
ARTICLE V

                      PROVISIONS GOVERNING DISTRIBUTIONS UNDER                         16
                          THE PLAN................................................

      Section 5.01    Timing of Distributions.....................................     16
      Section 5.02    Distribution Record Date....................................     16
      Section 5.03    Distributions to Holders of Allowed Claims..................     16
      Section 5.04    Class 4 and Class 6 Distributions...........................     17
      Section 5.05    Delivery of Distributions...................................     17
      Section 5.06    Method of Cash Distributions................................     17
      Section 5.07    Failure to Negotiate Checks.................................     17
      Section 5.08    Unclaimed Distributions.....................................     18
      Section 5.09    Limitation on Distribution Rights...........................     18
      Section 5.10    Fractional Dollars..........................................     18
      Section 5.11    Fractional Shares...........................................     18
      Section 5.12    Compliance With Tax Requirements............................     19
      Section 5.13    De Minimis Distributions....................................     19
      Section 5.14    Documentation Necessary to Release Liens....................     19

ARTICLE VI

                      EXECUTORY CONTRACTS AND UNEXPIRED LEASES;                        19
                          INDEMNIFICATION OBLIGATIONS;
                          BENEFIT PROGRAMS........................................

      Section 6.01    Treatment of Executory Contracts and Unexpired Leases.......     19
      Section 6.02    Cure of Defaults for Assumed Contracts and Leases...........     20
      Section 6.03    Resolution of Objections to Assumption of Executory              20
                          Contracts and Unexpired Leases; Cure Payments...........
      Section 6.04    Claims for Rejection Damages................................     21
      Section 6.05    Treatment of Rejection Claims...............................     21
      Section 6.06    Executory Contracts and Unexpired Leases Entered Into and        21
                          Other Obligations Incurred After the Petition Date......
      Section 6.07    Reorganized Debtors' Indemnification Obligations............     21
      Section 6.08    Benefit Programs............................................     22

ARTICLE VII

                      MEANS FOR IMPLEMENTATION OF THE PLAN........................     22

      Section 7.01    Corporate Action............................................     22
      Section 7.02    Amendment of Certificates of Incorporation and By-Laws......     22
      Section 7.03    Issuance of New ICSL Common Stock...........................     23
      Section 7.04    New Credit Facility.........................................     23
      Section 7.05    Cancellation of Existing Securities.........................     23
      Section 7.06    Rights of Indenture Trustee Under Indenture.................     23
      Section 7.07    Operations Between the Confirmation Date and the Effective       24
                      Date........................................................
      Section 7.08    Revesting of Assets.........................................     24
      Section 7.09    Registration and Listing of Securities......................     24
      Section 7.10    Approval of Agreements......................................     24
      Section 7.11    Adoption of Senior Management Contracts.....................     24
      Section 7.12    Retention Payments..........................................     24
      Section 7.13    Adoption of Option Plan.....................................     24

ICSL PREPACKAGED PLAN                  ii

                                                                                      PAGE
                                                                                    --------
ARTICLE VIII

                      PRESERVATION OF CAUSES OF ACTION AND RIGHT TO DEFEND AND         25
                          CONTEST.................................................

      Section 8.01    Preservation of Rights......................................     25
      Section 8.02    Rights of Action............................................     25
      Section 8.03    Setoffs.....................................................     25
      Section 8.04    No Payment or Distribution Pending Allowance................     25

ARTICLE IX

                      CONDITIONS TO CONSUMMATION OF THE PLAN......................     25

      Section 9.01    Confirmation Order..........................................     25
      Section 9.02    Conditions to Consummation..................................     26
      Section 9.03    Termination of Plan.........................................     26
      Section 9.04    Waiver of Conditions to Consummation........................     26

ARTICLE X

                      OPERATION AND MANAGEMENT OF THE REORGANIZED DEBTORS.........     27

      Section 10.01   Post-Effective Date Operation of Business...................     27
      Section 10.02   Post-Confirmation Officers and Directors....................     27

ARTICLE XI

                      EFFECTS OF CONFIRMATION.....................................     27

      Section 11.01   Discharge...................................................     27
      Section 11.02   Injunction..................................................     27
      Section 11.03   Exculpation.................................................     28
      Section 11.04   Releases....................................................     28
      Section 11.05   Indemnification.............................................     29
      Section 11.06   Other Documents and Actions.................................     30
      Section 11.07   Term of Injunctions or Stays................................     30
      Section 11.08   Preservation of Insurance...................................     30
      Section 11.09   Guaranties..................................................     30
      Section 11.10   Waiver of Subordination Rights..............................     30
      Section 11.11   No Successor Liability......................................     30

ARTICLE XII

                      RETENTION OF JURISDICTION...................................     31

      Section 12.01   Exclusive Jurisdiction of Bankruptcy Court..................     31
      Section 12.02   Non-Exclusive Jurisdiction of Bankruptcy Court..............     32
      Section 12.03   Failure of Bankruptcy Court to Exercise Jurisdiction........     33

ICSL PREPACKAGED PLAN                 iii

                                                                                      PAGE
                                                                                    --------
ARTICLE XIII

                      MISCELLANEOUS PROVISIONS....................................     33

      Section 13.01   Binding Effect of Plan......................................     33
      Section 13.02   Withdrawal of the Plan......................................     33
      Section 13.03   Final Order.................................................     33
      Section 13.04   Modification of the Plan....................................     33
      Section 13.05   Business Days...............................................     33
      Section 13.06   Severability................................................     33
      Section 13.07   Governing Law...............................................     34
      Section 13.08   Dissolution of Committees...................................     34
      Section 13.09   Payment of Statutory Fees...................................     34
      Section 13.10   Notices.....................................................     34
      Section 13.11   Filing of Additional Documents..............................     35
      Section 13.12   Section 1125 of the Bankruptcy Code.........................     35
      Section 13.13   Section 1146 Exemption......................................     35
      Section 13.14   Section 1145 Exemption......................................     35
      Section 13.15   Time........................................................     36
      Section 13.16   Interest....................................................     36
      Section 13.17   No Attorneys' Fees..........................................     36
      Section 13.18   No Injunctive Relief........................................     36
      Section 13.19   Non-Voting Equity Securities................................     36
      Section 13.20   Continued Confidentiality Obligations.......................     36
      Section 13.21   No Admissions or Waivers....................................     36
      Section 13.22   Entire Agreement............................................     36
      Section 13.23   Waiver......................................................     36
      Section 13.24   Bar Date for Professionals..................................     36

ICSL PREPACKAGED PLAN                  iv

                                 PLAN EXHIBITS

Exhibit A:     List of Subsidiary Debtors

Exhibit B:     Option Plan

Exhibit C:     New ICSL Certificate of Incorporation

Exhibit D:     New ICSL By-Laws

Exhibit E:     New Subsidiary Debtor Certificate Amendments

Exhibit F:     Registration Rights Agreement

Exhibit G-1:   Michael T. Heffernan's Senior Management Contract

Exhibit G-2:   Form of Senior Management Contract for Bryan B. Dieter,
               Gary S. Gillheeney, R. Adrian Otte, M.D., and John Wardle

Exhibit H:     Schedule of Retention Payments

ICSL PREPACKAGED PLAN                  v

                                  INTRODUCTION

    This joint prepackaged plan under chapter 11 of the Bankruptcy Code, dated June 1, 2000, is proposed by Innovative Clinical Solutions Ltd. (f/k/a PhyMatrix Corp.), a Delaware corporation and each of its wholly-owned direct and indirect subsidiaries. Reference is made to the Disclosure Statement accompanying the Plan for a discussion of the Debtors' history, business, results of operations, historical financial information, properties, projections for future operations, risk factors, a summary and analysis of the Plan, and certain related matters, including a description of the New ICSL Common Stock to be issued under the Plan. The Debtors are proponents of the Plan within the meaning of section 1129 of the Bankruptcy Code.

    ALL HOLDERS OF DEBENTURES ARE ENCOURAGED TO READ THE PLAN AND THE DISCLOSURE STATEMENT IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. SUBJECT TO (I) CERTAIN RESTRICTIONS AND REQUIREMENTS SET FORTH IN SECTION 1127 OF THE BANKRUPTCY CODE, BANKRUPTCY RULE 3019 AND IN THE PLAN AND (II) STEERING COMMITTEE CONSENT, THE DEBTORS RESERVE THE RIGHT TO ALTER, AMEND, MODIFY, REVOKE OR WITHDRAW THE PLAN PRIOR TO ITS SUBSTANTIAL CONSUMMATION.

    Capitalized terms herein shall have the meanings set forth in Article I hereof.

UNCONSOLIDATED PLAN.

    The Debtors intend to seek Bankruptcy Court authority to have the Chapter 11 Cases jointly administered for administrative and procedural purposes only. Accordingly, the Plan is being proposed as a joint plan of reorganization of the Debtors for administrative and procedural purposes only. The Plan is not premised upon the substantive consolidation of the Debtors or the Chapter 11 Cases and nothing herein shall be otherwise construed. Claims against, and Interests in, the Debtors (other than Administrative Claims, Priority Tax Claims and any DIP Facility Claims) are classified in Article II hereof and treated in
Article III hereof.

                                   ARTICLE I
                    DEFINITIONS, INTERPRETATION AND EXHIBITS

    Section 1.01 DEFINITIONS. Unless the context requires otherwise, the following terms shall have the following meanings whether presented in the Plan or the Disclosure Statement with initial capital letters or otherwise. As used herein:

    "ADMINISTRATIVE CLAIM" means a Claim for (a) any cost or expense of administration (including, without limitation, the fees and expenses of Professionals) of any of the Chapter 11 Cases asserted or arising under sections 503, 507(a)(1), 507(b) or 1114(e)(2) of the Bankruptcy Code including, but not limited to (i) any actual and necessary postpetition cost or expense of preserving the Debtors' respective Estates or operating the businesses of the Debtors, (ii) any payment to be made under the Plan to cure a default on an assumed executory contract or unexpired lease, (iii) any postpetition cost, indebtedness or contractual obligation duly and validly incurred or assumed by the Debtors in the ordinary course of their respective businesses,
(iv) compensation or reimbursement of expenses of Professionals to the extent Allowed by the Bankruptcy Court under section 330(a) or section 331 of the Bankruptcy Code, (v) reasonable compensation or reimbursement of expenses of professionals retained by the Steering Committee and (vi) all Allowed Claims that are entitled to be treated as Administrative Claims pursuant to a Final Order of the Bankruptcy Court under section 546(c)(2)(A) of the Bankruptcy Code;
(b) any fees or charges assessed against the Debtors' respective Estates under section 1930 of title 28 of the United States Code; and (c) the reasonable pre-petition and post-petition fees and expenses of the Indenture Trustee.

    "AFFILIATE" shall have the meaning set forth in section 101(2) of the Bankruptcy Code and includes ICSL and the Subsidiary Debtors and any corporation, limited liability company, joint venture or partnership in which ICSL or any Subsidiary Debtor directly or indirectly owns, controls, or holds with the

ICSL PREPACKAGED PLAN
power to vote, 20% or more of the outstanding voting securities of such entity, as well as any corporation which directly or indirectly owns, controls, or holds the power to vote 20% or more of the outstanding voting securities of ICSL or any Subsidiary Debtor.

    "ALLOWED" means, with respect to any Claim or Interest or portion thereof (other than a Disputed Claim or a Disputed Interest), any Claim or Interest or portion thereof (a) as to which the liability of the Debtors and the amount thereof are agreed to by the Debtors or the Reorganized Debtors and the Holder of the Claim or Interest, (b) as to which the liability of the Debtors and the amount thereof are determined by Final Order of a court of competent jurisdiction, (c) which has been expressly allowed in a liquidated amount under the provisions of the Plan (but only to the extent so allowed), (d) which is a Professional Claim for which a fee award amount has been approved by Final Order of the Bankruptcy Court, (e) which is in an amount and of the classification and type as set forth in the Debtors' books and records or (f) which is, in the case of an Interest or any portion thereof only, held of record as set forth in the books and records maintained by or on behalf of the applicable Debtor as of the Distribution Record Date.

    "ALLOWED CLAIM" means a Claim that is Allowed.

    "ALLOWED INTEREST" means an Interest that is Allowed.

    "AVOIDANCE ACTION" means any and all Causes of Action which a trustee, debtor-in-possession, the estate or other appropriate party in interest may assert under sections 502, 510, 522(f), 522(h), 542, 543, 544, 545, 547, 548,
549, 550, 551, 553 and 724(a) of the Bankruptcy Code (other than those which are released or dismissed as part of and pursuant to the Plan), including the Debtors' rights of setoff, recoupment, contribution, reimbursement, subrogation or indemnity (as those terms are defined by the non-bankruptcy law of any relevant jurisdiction) and any other indirect claim of any kind whatsoever, whenever and wherever arising or asserted.

    "BALLOT" means the ballot, other than a Master Ballot, accompanying the Disclosure Statement upon which Holders of Impaired Claims entitled to vote on the Plan shall indicate their acceptance or rejection of the Plan in accordance with the instructions regarding voting.

    "BANKRUPTCY CODE" means the Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code, 11 U.S.C. SectionSection101-1330, as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Chapter 11 Cases.

    "BANKRUPTCY COURT" means the United States Bankruptcy Court for the District of Delaware or, if such court ceases to exercise jurisdiction over these proceedings, the court or adjunct thereof that exercises jurisdiction over the Chapter 11 Cases.

    "BANKRUPTCY RULES" means (i) the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended and promulgated under section 2075 of title 28 of the United States Code, (ii) the Federal Rules of Civil Procedure, as amended and promulgated under section 2072 of title 28 of the United States Code, (iii) the Local Rules of Civil Practice and Procedure of the United States District Court for the District of Delaware, and (iv) any standing orders governing practice and procedure issued by the Bankruptcy Court, each as in effect on the Petition Date, together with all amendments and modifications thereto that were subsequently made applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

    "BUSINESS DAY" means any day which is not a Saturday, a Sunday, a "legal holiday" as defined in Bankruptcy Rule 9006(a), or a day on which banking institutions in the State of New York are authorized or obligated by law, executive order or governmental decree to be closed.

    "CASH" means money, currency and coins, negotiable checks, balances in bank accounts and other lawful currency of the United States of America and its equivalents.

ICSL PREPACKAGED PLAN                  2

    "CAUSES OF ACTION" means any and all actions, claims, rights, defenses, third-party claims, damages, executions, demands, crossclaims, counterclaims, suits, causes of action, choses in action, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment and claims whatsoever, whether known, unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured and whether asserted or assertable directly, indirectly or derivatively, at law, in equity or otherwise, accruing to the Debtors, including, but not limited to, the Avoidance Actions.

    "CERTIFICATES" has the meaning set forth in Section 5.04 of the Plan.

    "CHAPTER 11 CASES" means the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Bankruptcy Court on the Petition Date.

    "CLAIM" means, as against any of the Debtors, (i) any right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, Disputed, undisputed, legal, equitable, secured or unsecured or (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, Disputed, undisputed, secured or unsecured.

    "CLAIMS PAYMENT ORDER" means the order the Debtors intend to seek from the Bankruptcy Court authorizing ordinary course payments to Creditors on account of non-contingent undisputed unsecured Claims which are Unimpaired under the Plan.

    "CLASS" means each class, subclass or category of Claims or Interests as classified in Article II of the Plan.

    "CLASS 6 PROCEDURES" means those procedures governing the distribution of information to the Holders of Old ICSL Common Stock and pursuant to which the Debtors shall seek to have the Class of Holders of Old ICSL Common Stock deemed to reject the Plan, all as more fully set forth in the Scheduling Motion.

    "CLASSIFIED PRIORITY CLAIMS" means any and all Claims to the extent entitled to priority under section 507(a) or (b) of the Bankruptcy Code, other than Administrative Claims and Priority Tax Claims.

    "COMMISSION" means the Securities and Exchange Commission.

    "COMMITTEE" means any committee appointed in the Chapter 11 Cases pursuant to section 1102(a) of the Bankruptcy Code by the United States Trustee, as the membership of such committee is from time to time constituted and reconstituted.

    "CONFIRMATION" means the entry by the Bankruptcy Court of the Confirmation Order.

    "CONFIRMATION DATE" means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court with respect to the Chapter 11 Cases within the meaning of the Bankruptcy Rules 5003 and 9021.

    "CONFIRMATION HEARING" means the hearing held before the Bankruptcy Court to consider Confirmation of the Plan pursuant to sections 1128 and 1129 of the Bankruptcy Code.

    "CONFIRMATION ORDER" means the order entered by the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

    "CREDITOR" means any Person that is the Holder of any Claim against any of the Debtors.

    "DAY(S)" means, unless expressly otherwise provided, calendar day(s).

    "DEBENTURE CLAIMS" means the Claims of the Holders of the Debentures resulting from, arising under or arising in connection with the purchase or sale of the Debentures, including, but not limited to, the

ICSL PREPACKAGED PLAN                  3
principal and interest in connection therewith, any contingent, disputed or unliquidated Claims in connection therewith and any Claims against any Debtor relating to a guaranty of the Debentures.

    "DEBENTURES" means those convertible subordinated debentures issued under the Indenture in the aggregate principal amount of $100,000,000, bearing interest at an annual rate of 6 3/4% and coming due in 2003.

    "DEBTORS" means collectively ICSL and the Subsidiary Debtors, as debtors and debtors-in-possession in the Chapter 11 Cases.

    "DIP FACILITY" means any debtor-in-possession credit facility provided to the Debtors during the Chapter 11 Cases.

    "DIP FACILITY CLAIM" means any Claim arising under or as a result of the DIP Facility.

    "DISALLOWED" means, with respect to any Claim or Interest or portion thereof, any Claim against or Interest in the Debtors which (a) has been withdrawn, in whole or in part, by agreement of the Debtors or Reorganized Debtors and the Holder thereof, (b) has been withdrawn, in whole or in part, by the Holder thereof or (c) has been disallowed, in whole or part, by Final Order of a court of competent jurisdiction. In each case a Disallowed Claim or a Disallowed Interest is disallowed only to the extent of disallowance or withdrawal.

    "DISALLOWED CLAIM" means a Claim, or any portion thereof, that is Disallowed.

    "DISALLOWED INTEREST" means an Interest, or any portion thereof, that is Disallowed.

    "DISBURSING AGENT" means Reorganized ICSL or such other Entity that is designated by Reorganized ICSL to disburse Property pursuant to the Plan.

    "DISCLOSURE STATEMENT" means the Debtors' Pre-Petition Solicitation and Disclosure Statement With Respect to the Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 7, 2000, including all exhibits, appendices, schedules and annexes, if any, attached thereto, as submitted by the Debtors, as the same may be altered, amended, supplemented or modified from time to time with Steering Committee Consent, and which was prepared and distributed in accordance with sections 1125 and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018.

    "DISPUTED" means any Claim or Interest that has been neither Allowed nor Disallowed.

    "DISPUTED CLAIM" means a Claim, or any portion thereof, that is Disputed. For purposes of the Plan, a Claim that has been neither Allowed nor Disallowed shall be considered a Disputed Claim.

    "DISPUTED INTEREST" means an Interest, or any portion thereof, that is Disputed.

    "DISTRIBUTION RECORD DATE" means the record date established by order of the Bankruptcy Court for purposes of determining the Holders of the Debentures and the Old ICSL Common Stock which will receive distributions under the Plan.

    "EFFECTIVE DATE" means the Business Day that is no more than ten
(10) Business Days following the date on which all conditions to consummation set forth in Article IX have been satisfied or, if capable of being duly and expressly waived, any conditions to the occurrence of consummation set forth in the Plan have been satisfied or waived; PROVIDED, HOWEVER, that the Effective Date may be extended upon the written approval of the Debtors and with Steering Committee Consent.

    "ENTITY" means any individual, corporation, limited or general partnership, joint venture, association, joint stock company, limited liability company, estate, entity, trust, trustee, United States Trustee, unincorporated organization, government, governmental unit (as defined in the Bankruptcy Code), agency or political subdivision thereof.

ICSL PREPACKAGED PLAN                  4

    "ESTATES" means the estates created in these Chapter 11 Cases pursuant to section 541 of the Bankruptcy Code upon commencement of the Chapter 11 Cases.

    "EXCHANGE ACT" means the Securities and Exchange Act of 1934, as amended.

    "EXCULPATED PERSONS" means (i) the directors, officers and employees of the Debtors in each case as of the Petition Date or that have become officers, directors or employees thereafter but prior to the Effective Date and the Debtors' agents and Professionals, (ii) the Steering Committee and all members thereof, (iii) those entities party to a Forbearance Agreement, (iv) the Indenture Trustee, (v) any individual, corporation or other entity that was at any time formerly one of the foregoing exculpated parties identified in subclauses (ii), (iii) and (iv) above and (vi) the respective Affiliates, current and former officers, directors, employees, agents, stockholders, managers, advisors and professionals (including the current and former officers, directors, employees, agents, members, stockholders and professionals of the exculpated professionals) of the foregoing exculpated persons identified in subclauses (ii), (iii) and (iv) above; PROVIDED, HOWEVER, that the foregoing exculpated parties identified in subclasses (i) through (vi) above shall be exculpated only for liabilities arising out of actions taken in such capacity.

    "FILE, FILED OR FILING" means file, filed or filing with the Bankruptcy Court in the Chapter 11 Cases.

    "FINAL DECREE" means the final decree entered by the Bankruptcy Court after the Effective Date and pursuant to section 350(a) of the Bankruptcy Code and Bankruptcy Rule 3022.

    "FINAL ORDER" means an order, ruling, judgment, the operation or effect of a judgment or other decree issued and entered by the Bankruptcy Court or by any state or other federal court or other court of competent jurisdiction which has not been reversed, vacated, stayed, modified or amended and as to which (i) the time to appeal or petition for review, rehearing, certiorari, reargument or retrial has expired and as to which no appeal or petition for review, rehearing, certiorari, reargument or retrial is pending or (ii) any appeal or petition for review, rehearing, certiorari, reargument or retrial has been finally decided and no further appeal or petition for review, rehearing, certiorari, reargument or retrial can be taken or granted.

    "FORBEARANCE AGREEMENTS" means that certain Second Amended and Restated Forbearance, Lock-Up and Voting Agreement, dated as of May 18, 2000, by and among ICSL, Third Avenue Trust on behalf of Third Avenue Value Fund Series and Aggressive Conservative Investment Fund, L.P. (f/k/a M.J. Whitman Pilot Fish Opportunity Fund, L.P.), as may be amended from time to time, a copy of which is annexed as Annex E to the Disclosure Statement, and any similar agreement which obligates a Holder of Debentures to vote to accept the Plan and restricts the transfer by such Holder of its Debentures.

    "GENERAL UNSECURED CLAIMS" means all Claims other than Administrative Claims, Priority Tax Claims, DIP Facility Claims (if any), Revolving Credit Facilities Claims, Miscellaneous Secured Claims, Classified Priority Claims and Debenture Claims.

    "HELLER" means Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.).

    "HOLDER" means an Entity holding a beneficial interest in a Claim or Interest and, when used in conjunction with a Class or type of Claim or Interest, means a holder of a beneficial interest in a Claim or Interest in such Class or of such type.

    "ICSL" means Innovative Clinical Solutions, Ltd. (f/k/a PhyMatrix Corp.).

    "IMPAIRED" means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

    "IMPAIRED CLAIM" means a Claim which is Impaired.

    "IMPAIRED INTEREST" means an Interest which is Impaired.

ICSL PREPACKAGED PLAN                  5

    "INDENTURE" means that Indenture dated as of June 15, 1996 between ICSL and the Indenture Trustee pursuant to which the Debentures were issued.

    "INDENTURE TRUSTEE" means The Chase Manhattan Bank, formerly known as Chemical Bank, in its capacity as trustee under the Indenture.

    "INDENTURE TRUSTEE CLAIM" has the meaning set forth in Section 7.06 of the Plan.

    "INTERCOMPANY CLAIMS" means all Claims held by any Debtor (or any subsidiary or Affiliate of any such Debtor) against any or all other Debtors (or any subsidiary or Affiliate of any such Debtor), including, without limitation, all derivative Claims asserted by or on behalf of one Debtor against the other.

    "INTERESTS" means any and all equity interests, ownership interests or shares in the Debtors and issued by the Debtors prior to the Petition Date (including, without limitation, all capital stock, stock certificates, common stock, preferred stock, partnership interests, rights, options, warrants, contingent warrants, convertible or exchangeable securities, investment securities, subscriptions or other agreements and contractual rights to acquire or obtain such an interest or share in the Debtors, partnership interests in the Debtors' stock appreciation rights, conversion rights, repurchase rights, redemption rights, dividend rights, preemptive rights and liquidation preferences, puts, calls or commitments of any character whatsoever relating to any such equity, ownership interests or shares of capital stock of the Debtors or obligating the Debtors to issue, transfer or sell any shares of capital stock) whether or not certificated, transferable, voting or denominated "stock" or a similar security.

    "LIENS" means, with respect to any asset or Property (or the rents, revenues, income, profits or proceeds therefrom), and in each case, whether the same is consensual or nonconsensual or arises by contract, operation of law, legal process or otherwise: (a) any and all mortgages, liens, pledges, attachments, charges, leases evidencing a capitalizable lease obligation, conditional sale or other title retention agreement, or other security interest or encumbrance or other legally cognizable security devices of any kind in respect of any asset or Property, or upon the rents, revenues, income, profits or proceeds therefrom; or (b) any arrangement, express or implied, under which any Property is transferred, sequestered or otherwise identified for the purpose of subjecting or making available the same for the payment of debt or performance of any other obligation in priority to the payment of general unsecured Creditors.

    "MANAGEMENT AND DIRECTOR OPTIONS" means the options to purchase New ICSL Common Stock which are to be granted under the Option Plan.

    "MASTER BALLOT" means the ballot provided to a bank, brokerage firm or other nominee, or agent or proxy holder thereof holding Debentures in its own name on behalf of a Holder, or any agent thereof, used to accept or reject the Plan.

    "MISCELLANEOUS SECURED CLAIMS" means any Secured Claim other than the DIP Facility Claims (if any) and the Revolving Credit Facilities Claims.

    "NEW CREDIT FACILITY" means either the new working capital credit facility that may be entered into by ICSL on or prior to the Effective Date or the DIP Facility, if reinstated pursuant to section 1124(2) of the Bankruptcy Code.

    "NEW ICSL BY-LAWS" means the By-Laws of Reorganized ICSL, a copy of which is annexed as Exhibit D to the Plan.

    "NEW ICSL CERTIFICATE OF INCORPORATION" means the Amended and Restated Certificate of Incorporation of Reorganized ICSL, a copy of which is annexed as Exhibit C to the Plan.

    "NEW ICSL COMMON STOCK" means the 40,000,000 authorized shares of common stock, par value $0.01 per share, of Reorganized ICSL, having one vote per share, without preemptive rights or cumulative voting

ICSL PREPACKAGED PLAN                  6
rights, issued pursuant to the terms of the Plan (or issuable after the Effective Date) and having the terms set forth in the New ICSL Certificate of Incorporation.

    "NEW SUBSIDIARY DEBTORS CERTIFICATE AMENDMENTS" means the Amendments to the certificates of incorporation, articles of organization, partnership agreement or other governing charter document, as appropriate of the Subsidiary Debtors, a copy of the form of which is annexed as Exhibit E to the Plan.

    "OBJECTION" means any objection, application, motion, complaint or any other legal proceeding seeking, in whole or in part, to Disallow, determine, liquidate, classify, reclassify or establish the priority, expunge, subordinate or estimate any Claim (including the resolution of any request for payment of any Administrative Claim) or Interest other than a Claim or an Interest that is Allowed.

    "OLD ICSL COMMON STOCK" means all authorized, issued and outstanding shares of common stock of ICSL, par value $0.01 per share, as of the Petition Date and any contingent, disputed or unliquidated Claims related thereto or in connection therewith.

    "OLD OTHER INTERESTS" means any Interest in ICSL, other than any Old ICSL Common Stock Interest, including, without limitation, any other capital stock of ICSL, and all issued, outstanding and unexpired options, warrants, conversion, privilege or other legal or contractual rights to acquire shares of Old ICSL Common Stock or Old Other Interests.

    "OPTION PLAN" means the stock option plan to be adopted by Reorganized ICSL on the Effective Date for the purpose of granting options to purchase New ICSL Common Stock in the aggregate amount of 16% (determined on a fully diluted basis as of the Effective Date) to officers, other key employees and non-employees (other than directors) and certain non-employee directors of ICSL who are participants in such plan, a copy of which is annexed as Exhibit B to the Plan.

    "PERSON" means and includes a natural person, individual, partnership, corporation (as defined in section 101(a) of the Bankruptcy Code), or organization including, without limitation, corporations, limited partnerships, limited liability companies, general partnerships, joint ventures, joint stock companies, trusts, land trusts, business trusts, unincorporated organizations or associations, or other organizations, irrespective of whether they are legal entities, governmental bodies (or any agency, instrumentality or political subdivision thereof), or any other form of legal entities; PROVIDED, HOWEVER, "Person" does not include governmental units, except that a governmental unit that (A) acquires an asset from a Person (i) as a result of the operation of a loan guarantee agreement or (ii) as receiver or liquidating agent of a Person;
(B) is a guarantor of a pension benefit payable by or on behalf of a Debtor or an Affiliate of a Debtor of; or (C) is the legal or beneficial owner of an asset of (i) an employee pension benefit plan that is a governmental plan, as defined in section 414(d) of the Internal Revenue Code of 1986 or (ii) an eligible deferred compensation plan, as defined in section 457(b) of the Internal Revenue Code of 1986, shall be considered for purposes of section 1102 of the Bankruptcy Code to be a Person with respect to such asset or such benefit.

    "PETITION DATE" the date on which the Debtors File their respective petitions for relief commencing the Chapter 11 Cases.

    "PLAN" means this Joint Prepackaged Chapter 11 Plan of Reorganization, dated June 1, 2000, including all exhibits, appendices, schedules and annexes, if any, attached thereto, as submitted by the Debtors, as such Plan may be altered, amended, supplemented or modified from time to time in accordance with the provisions of the Bankruptcy Code, the Bankruptcy Rules, the Confirmation Order and the terms and conditions of Section 13.04 of the Plan.

    "PRIORITY TAX CLAIM" means any and all Claims accorded priority in payment pursuant to section 507(a)(8) of the Bankruptcy Code.

ICSL PREPACKAGED PLAN                  7

    "PROFESSIONAL CLAIM" means a claim for compensation and/or reimbursement of expenses pursuant to sections 327, 328, 330, 331 or 503(b) of the Bankruptcy Code relating to services incurred on and after the Petition Date and prior to and including the Effective Date in connection with an application made to the Bankruptcy Court in the Chapter 11 Cases.

    "PROFESSIONALS" means any professional employed in these Chapter 11 Cases pursuant to sections 327 or 1103 of the Bankruptcy Code or to be compensated pursuant to sections 327, 328, 330, 331, 503(b)(2) or (4) or 1103 of the
Bankruptcy Code.

    "PROPERTY" means all assets or property of the Debtors' respective Estates of any nature whatsoever, real or personal, tangible or intangible, including contract rights, accounts and Causes of Action, previously or now owned by the Debtors, or acquired by the Debtors' respective Estates, as defined in section 541 of the Bankruptcy Code.

    "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement, a copy of which is annexed as Exhibit F to the Plan.

    "REINSTATED OR REINSTATEMENT" means (i) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the Holder of such Claim so as to leave such Claim Unimpaired in accordance with section 1124 of the Bankruptcy Code or (ii) notwithstanding any contractual provision or applicable law that entitles the Holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code;
(b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the Holder of such Claim for any damages incurred as a result of any reasonable reliance by such Holder on such contractual provision or such applicable law; and (d) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitled the Holder of such Claim; PROVIDED, HOWEVER, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence or which prohibit certain transactions or actions contemplated by the Plan, or conditioning such transactions or action on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement.

    "RELEASEES" means (i) the Debtors' agents and Professionals, (ii) the Steering Committee and all members thereof, (iii) those Holders of Class 4 Debenture Claims who voted to accept the Plan, (iv) any official committees appointed in the Chapter 11 Cases and any members thereof, (v) the Indenture Trustee, (vi) any individual, corporation or other entity that was at any time formerly one of the foregoing released parties identified in subclauses
(i)-(v) above and (vii) the respective affiliates, current and former officers, directors, employees, agents, stockholders, managers, advisors and professionals (including the current and former officers, directors, employees, agents, stockholders, members and professionals of the released professionals) of the foregoing released parties identified in subclauses (i)-(v) above; PROVIDED, HOWEVER, that the foregoing released parties identified in subclauses
(i) through (vii) above shall be released only from liabilities arising out of actions taken in such capacity.

    "REORGANIZED DEBTORS" means Reorganized ICSL and the Reorganized Subsidiary Debtors on and after the Effective Date.

    "REORGANIZED ICSL" means Innovative Clinical Solutions, Ltd. on and after the Effective Date.

    "REORGANIZED SUBSIDIARY DEBTORS" means the Subsidiary Debtors on and after the Effective Date.

    "RETENTION PAYMENTS" means those payments to be made by the Reorganized Debtors as set forth on Exhibit H to the Plan.

ICSL PREPACKAGED PLAN                  8

    "REVOLVING CREDIT FACILITIES" means, collectively, (i) the credit facility evidenced by the Loan and Security Agreement dated March 12, 1999, as amended by and among ICSL, Clinical Studies, Ltd., Clinical Marketing, Ltd. and Heller,
(ii) the credit facility evidenced by the Loan and Security Agreement dated March 12, 1999 by and among ICSL, Phymatrix Diagnostic Imaging, Inc., Phymatrix Management Company, Inc. and Heller, and (iii) the credit facility evidenced by the Loan and Security Agreement dated March 12, 1999 by and among ICSL, et al. and Heller.

    "REVOLVING CREDIT FACILITIES CLAIMS" means the Secured Claim of Heller arising under the Revolving Credit Facilities.

    "SCHEDULE OF REJECTED CONTRACTS" means the schedule listing certain executory contracts and unexpired leases to be rejected by the Debtors (along with the associated amounts for rejection damage claims), which schedule is to be served on the counterparties to such executory contracts and unexpired leases, along with a motion or motions to approve the rejection thereof under section 365(c) of the Bankruptcy Code, and Filed by the Debtors at least fifteen
(15) days before the date first scheduled by the Bankruptcy Court for the Confirmation Hearing.

    "SCHEDULING MOTION" means the Motion for Orders (a) Scheduling Combined Hearing on (i) Approval of Prepetition Solicitation Procedures and Adequacy of Disclosure Statement and (ii) Confirmation of Plan; (b) Approving Form and Manner of Notice Thereof; (c) Establishing Deadlines and Procedures for Objections to Disclosure Statement and Confirmation of Plan; (d) Approving the Class 6 Procedures; (e) Approving Disclosure Statement and Prepetition Solicitation Procedures; and (f) Confirming the Plan to be Filed by the Debtors in these Chapter 11 Cases on the Petition Date.

    "SECURED CLAIM" means any Claim arising before the Petition Date that is
(a) secured in whole or part, as of the Petition Date, by a Lien which is valid, perfected and enforceable under applicable law on Property in which the Debtors' respective Estates has an interest and is not subject to avoidance under the Bankruptcy Code or applicable non-bankruptcy law, or (b) subject to setoff under section 553 of the Bankruptcy Code, but, with respect to both case (a) and (b), only to the extent of each such Estate's interest in the value of the assets or Property securing any such Claim or the amount subject to setoff, as the case may be.

    "SECURITIES ACT" means the Securities Act of 1933, as amended.

    "SENIOR MANAGEMENT" means Michael T. Heffernan, R. Adrian Otte, M.D., Bryan
B. Dieter, Gary S. Gillheeney and John Wardle or any replacement for each with Steering Committee Consent.

    "SENIOR MANAGEMENT CONTRACTS" means the employment agreements with Senior Management. Copies of Michael T. Heffernan's Senior Management Contract and a form of the Senior Management Contract for the other members of Senior Management are annexed as Exhibits G-1 and G-2, respectively, to the Plan.

    "STEERING COMMITTEE" means Third Avenue Trust on behalf of Third Avenue Value Fund Series and Aggressive Conservative Investment Fund, L.P. (f/k/a M.J. Whitman Pilot Fish Opportunity Fund, L.P.), in their capacity as members of both the prepetition and postpetition unofficial committee of Holders of Debentures, and any other entity that becomes a member of such unofficial committee subsequent to the date hereof.

    "STEERING COMMITTEE CONSENT" means the affirmative vote of the Steering Committee, the members of which collectively hold more than 50% of the aggregate principal amount of the Debentures, which shall not require any formal or informal solicitation of all Holders of Debentures.

    "SUBSIDIARY DEBTORS" means the wholly-owned direct and indirect subsidiaries of ICSL listed on Exhibit A to the Plan.

ICSL PREPACKAGED PLAN                  9

    "SUBSIDIARY INTERESTS" means any and all authorized, issued and outstanding Interests in any of the Subsidiary Debtors as of the Petition Date.

    "TAX" means any tax, charge, fee, levy, impost or other assessment by any federal, state, local or foreign governmental authority, including, without limitation, income, excise, property, sales, transfer, employment, payroll, franchise, profits, license, use, ad valorem, estimated, severance, stamp, occupation and withholding tax, together with any interest, penalties, fines or additions attributable to, imposed on, or collected by any such federal, state, local or foreign governmental authority.

    "TERMINATION DATE" means October 20, 2000 or such later date as may be established by the Debtors with Steering Committee Consent.

    "UNCLAIMED PROPERTY" means any distribution of Cash or any other Property made to the Holder of an Allowed Claim pursuant to the Plan that (a) is returned to the Reorganized Debtors as undeliverable and no appropriate forwarding address is received within the later of (y) one (1) year after the Effective Date and (z) one (1) year after such distribution is made to such Holder or
(b) in the case of a distribution made in the form of a check, is not negotiated and no request for reissuance is made as provided for in Section 5.07 of the Plan.

    "UNIMPAIRED" means any Claim that is not Impaired within the meaning of section 1124 of the Bankruptcy Code.

    "UNITED STATES TRUSTEE" means the United States Trustee appointed under section 581(a)(3) of title 28 of the United States Code to serve in the District of Delaware.

    "U.S. TRUSTEE'S FEE CLAIMS" means any fees assessed against the Debtors' Estates pursuant to section 1930(a)(6) of title 28 of the United States Code.

    "VOTING AGENT" means Corporate Investor Communications, Inc.

    Section 1.02 RULES OF INTERPRETATION. All references to "the Plan" herein shall be construed, where applicable, to include references to this document and all its exhibits, appendices, schedules and annexes, if any (and any amendments thereto made in accordance with the Bankruptcy Code). Whenever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter. The words "herein," "hereof," "hereto," "hereunder," and other words of similar import refer to the Plan as a whole and not to any particular paragraph, subparagraph, or clause contained in the Plan. The words "includes" and "including" are not limiting and mean that the things specifically identified are set forth for purposes of illustration, clarity or specificity and do not in any respect qualify, characterize or limit the generality of the class within which such things are included. The captions and headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. Any term used in the Plan that is not defined in the Plan, either in Article I hereof or elsewhere, but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in (and shall be construed in accordance with the rules of construction under) the Bankruptcy Code or the Bankruptcy Rules (with the Bankruptcy Code controlling in the case of a conflict or ambiguity). Without limiting the preceding sentence, the rules of construction set forth in section 102 of the Bankruptcy Code shall apply to the Plan, unless superseded herein. In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) and
Section 13.15 hereof shall apply, but Bankruptcy Rule 9006(a) shall govern.

    Section 1.03 EXHIBITS. All Exhibits to the Plan are incorporated into and are a part of the Plan as if set forth in full herein, regardless of when Filed.

ICSL PREPACKAGED PLAN                  10

                                   ARTICLE II
                     CLASSIFICATION OF CLAIMS AND INTERESTS

    Section 2.01 GENERALLY. Pursuant to section 1122 of the Bankruptcy Code, set forth below is a designation of Classes of Claims and Interests. A Claim or an Interest is classified in a particular Class only to the extent that the Claim or Interest qualifies within the description of the Class and is classified in a different Class to the extent the Claim or Interest qualifies within the description of that different Class. A Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest in that Class and such Claim or Interest has not been paid, released, settled or otherwise satisfied prior to the Effective Date.

    Section 2.02 UNCLASSIFIED CLAIMS. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Priority Tax Claims and any DIP Facility Claims are not classified and are excluded from the Classes designated in this Article II of the Plan. The treatment accorded Administrative Claims, Priority Tax Claims and any DIP Facility Claims is set forth in Article III of the Plan.

    Section 2.03 UNIMPAIRED CLASSES. The Plan classifies the following Unimpaired Claims and Unimpaired Interests that are not entitled to vote on the Plan. Pursuant to section 1126(f) of the Bankruptcy Code, each Holder of a Claim or Interest in the following Classes is conclusively presumed to have accepted the Plan in respect of such Claims or Interests. Accordingly, Holders of Claims or Interests in such Classes are not entitled to vote to accept or reject the Plan and the votes of such Holders are not being solicited in connection with the Plan. Such Claims and Interests against the Debtors are classified as follows:

        a. Class 1 shall consist of all Revolving Credit Facilities Claims ("Class 1 Claims" or "Class 1 Revolving Credit Facilities Claims").

        b. Class 2 shall consist of all Miscellaneous Secured Claims ("Class 2 Claims" or "Class 2 Miscellaneous Secured Claims").

        c. Class 3 shall consist of all Classified Priority Claims ("Class 3 Claims" or "Class 3 Classified Priority Claims").

        d. Class 5 shall consist of all General Unsecured Claims ("Class 5 Claims" or "Class 5 General Unsecured Claims").

        e. Class 8 shall consist of all Subsidiary Interests ("Class 8 Interests" or "Class 8 Subsidiary Interests").

    Section 2.04 IMPAIRED CLASS ENTITLED TO VOTE. The Plan classifies Class 4 as the only Impaired Class that will receive a distribution under the Plan that is entitled to vote to accept or reject the Plan. Class 4 shall consist of all Debenture Claims ("Class 4 Claims" or "Class 4 Debenture Claims"). While the Class of Holders of Old ICSL Common Stock (classified in Section 2.05 of the Plan as "Class 6" or the "Class 6 Interests") is Impaired under the Plan and shall receive a distribution under the Plan, the Debtors, pursuant to the Class 6 Procedures, shall seek to have the Class 6 Interests deemed to reject the Plan. If, however, the Class 6 Procedures are not approved by the Bankruptcy Court prior to the Confirmation Hearing, Class 6 shall be entitled to vote to accept or reject the Plan.

    Section 2.05  IMPAIRED CLASSES DEEMED TO REJECT.  The Plan classifies
Class 6 and Class 7 as Impaired Classes that are not entitled to vote on the Plan. Class 6 shall consist of all Old ICSL Common Stock ("Class 6" or "Class 6 Interests"). Class 7 shall consist of all Old Other Interests ("Class 7" or "Class 7 Interests").

ICSL PREPACKAGED PLAN                  11

        (a) CLASS 6 INTERESTS. While the Class 6 Interests are Impaired under the Plan and the Holders of such Interests shall receive a distribution under the Plan, the Debtors shall seek, pursuant to the Class 6 Procedures, a determination by the Bankruptcy Court that the solicitation of the votes of such Holders is not necessary because the Plan is confirmable without the affirmative votes of such Holders pursuant to Section 1129(b) of the Bankruptcy Code because (i) the Holders of Class 6 Interests will receive a distribution under the Plan that is not less than the distribution that such Holders would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code and (ii) no Holder of an Interest that is junior to the Class 6 Interests will receive or retain any property under the Plan. If the Class 6 Procedures are approved by the Bankruptcy Court prior to the Confirmation Hearing, each Holder of a Class 6 Interest will be conclusively presumed to have rejected the Plan in respect of such Interest and the votes of such Holders shall not be solicited in connection with the Plan. If, however, the Class 6 Procedures are not approved by the Bankruptcy Court prior to the Confirmation Hearing, Class 6 shall be entitled to vote to accept or reject the Plan.

        (b) CLASS 7 INTERESTS. Pursuant to section 1126(g) of the Bankruptcy Code, each Holder of an Interest in Class 7 is conclusively presumed to have rejected the Plan in respect of such Interests because the Plan does not entitle the Holders of such Interests to receive or retain any property under the Plan on account of such Interests. Accordingly, Holders of Interests in Class 7 are not entitled to vote to accept or reject the Plan and the votes of such Holders are not being solicited in connection with the Plan.

                                  ARTICLE III
          PROVISIONS FOR TREATMENT OF CLASSES OF CLAIMS AND INTERESTS

    Section 3.01 SATISFACTION OF CLAIMS AND INTERESTS. The treatment of and consideration to be received by Holders of Allowed Claims or Allowed Interests pursuant to this Article III and the Plan shall be in full satisfaction, settlement, release, extinguishment and discharge of their respective Claims against or Interests in the Debtors and the Debtors' respective Estates, except as otherwise provided in the Plan or the Confirmation Order.

    Section 3.02 UNCLASSIFIED CLAIMS, CLASSIFIED UNIMPAIRED AND IMPAIRED CLAIMS AND CLASSIFIED INTERESTS. Administrative Claims and Priority Tax Claims are treated in accordance with section 1129(a)(9)(A) and section 1129(a)(9)(C) of the Bankruptcy Code, respectively. Such Claims, as well as any DIP Facility Claims, are Unimpaired under the Plan and, in accordance with section 1123(a)(1) of the Bankruptcy Code, are not designated as Classes of Claims for purposes of this Plan and for purposes of sections 1123, 1124, 1126 and 1129 of the Bankruptcy Code. In addition, Class 1 Claims, Class 2 Claims, Class 3 Claims, Class 5 Claims and Class 8 Interests are classified as Classes of Claims and Interests that are Unimpaired. In accordance with section 1126(f) of the Bankruptcy Code, such Classes are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan. Class 4 Claims are Impaired and are entitled to vote to accept or reject the Plan.
Class 6 Interests are Impaired under the Plan. If the Class 6 Procedures are approved by the Bankruptcy Court prior to the Confirmation Hearing, then
Class 6 will be deemed to have rejected the Plan and therefore will not be entitled to vote on the Plan. If, however, the Class 6 Procedures are not approved by the Bankruptcy Court prior to the Confirmation Hearing, then
Class 6 will be entitled to vote to accept or reject the Plan. Class 7 Interests will receive no distribution on account of their respective Interests and, pursuant to section 1126(g) of the Bankruptcy Code, are conclusively presumed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

    Section 3.03 ADMINISTRATIVE CLAIMS. Administrative Claims are Unimpaired. Unless otherwise provided for herein, each Holder of an Allowed Administrative Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim: (A) the amount of such unpaid Allowed Claim in Cash on or as soon as reasonably practicable after the later of (i) the Effective Date, (ii) the date

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
on which such Administrative Claim becomes Allowed and (iii) a date agreed to in writing by the Debtors or Reorganized Debtors, as the case may be, and the Holder of such Administrative Claim; or (B) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or the Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order; PROVIDED, HOWEVER, that Allowed Administrative Claims representing (y) liabilities, accounts payable or other Claims, liabilities or obligations incurred in the ordinary course of business of the Debtors consistent with past practices subsequent to the Petition Date and
(z) contractual liabilities arising under loans or advances to the Debtors, whether or not incurred in the ordinary course of business of the Debtors subsequent to the Petition Date, shall be paid or performed by the Debtors or the Reorganized Debtors in accordance with the terms and conditions of the particular transactions relating to such liabilities and any agreements relating thereto.

    Section 3.04 PRIORITY TAX CLAIMS. Priority Tax Claims are Unimpaired. Each Holder of an Allowed Priority Tax Claim shall receive, at the option of the Debtors or the Reorganized Debtors, as the case may be, in full satisfaction, settlement, release, extinguishment and discharge of such Claim: (A) the amount of such unpaid Allowed Claim in Cash on or as soon as reasonably practicable after the later of (i) the Effective Date, (ii) the date on which such Priority Tax Claim becomes Allowed and (iii) a date agreed to by the Debtors or Reorganized Debtors, as the case may be, and the Holder of such Priority Tax Claim; (B) equal Cash payments from the Reorganized Debtors made on the last Business Day of every three (3) month period following the Effective Date, over a period not exceeding six (6) years after the assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate publicly quoted on the Effective Date for obligations backed by the full faith and credit of the United States of America maturing in ninety
(90) days; or (C) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or the Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order. The Debtors or the Reorganized Debtors, as the case may be, shall have the right, in their sole discretion, to prepay at any time any Allowed Priority Tax Claim without premium or penalty of any sort or nature.

    Section 3.05  DIP FACILITY CLAIMS.  On the later of (i) the Effective Date,
(ii) the date on which any such DIP Facility Claim becomes Allowed and
(iii) such other date agreed to by the Debtors or Reorganized Debtors, as the case may be, and the Holder of any such DIP Facility Claim, each Holder of an Allowed DIP Facility Claim, if any, shall receive in full satisfaction, settlement, release and discharge of and in exchange for such Allowed DIP Facility Claim: (A) Cash equal to the unpaid portion of such Allowed DIP Facility Claim; or (B) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order.

    Section 3.06 CLASS 1 CLAIMS: REVOLVING CREDIT FACILITIES CLAIMS. Class 1 Revolving Credit Facilities Claims are Unimpaired. Each Holder of an Allowed Class 1 Revolving Credit Facilities Claim shall receive, in the sole discretion of the Debtors or the Reorganized Debtors, as the case may be, in full satisfaction, settlement, release, extinguishment and discharge of such Claim, either: (A) payment in full in Cash on the later of (i) the Effective Date and
(ii) the date such Claim becomes an Allowed Claim; (B) treatment such that such Claim is Reinstated; or (C) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order.

    Section 3.07 CLASS 2 CLAIMS: MISCELLANEOUS SECURED CLAIMS. Class 2 Miscellaneous Secured Claims are Unimpaired. Each Holder of an Allowed Class 2 Miscellaneous Secured Claim shall receive, in the sole discretion of the Debtors or the Reorganized Debtors, as the case may be, in full satisfaction, settlement, release, extinguishment and discharge of such Claim: (A) Cash equal to the amount of such Allowed Miscellaneous Secured Claim on or as soon as practicable after the later of (i) the Effective Date and

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
(ii) the date that such Miscellaneous Secured Claim becomes Allowed;
(B) treatment such that such Miscellaneous Secured Claim is Reinstated; or
(C) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order.

    Section 3.08 CLASS 3 CLAIMS: CLASSIFIED PRIORITY CLAIMS. Class 3 Classified Priority Claims are Unimpaired. Each Holder of an Allowed Class 3 Classified Priority Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim: (A) the amount of such unpaid Allowed Claim in Cash on or as soon as reasonably practicable after the later of (i) the Effective Date, (ii) the date on which such Class 3 Claim becomes Allowed and (iii) a date agreed to by the Debtors or the Reorganized Debtors, as the case may be, and the Holder of such Class 3 Claim; or (B) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order; PROVIDED, HOWEVER, that Allowed Class 3 Priority Claims representing (y) liabilities, accounts payable or other Claims, liabilities or obligations incurred in the ordinary course of business of the Debtors consistent with past practices subsequent to the Petition Date and (z) contractual liabilities arising under loans or advances to the Debtors, whether or not incurred in the ordinary course of business of the Debtors subsequent to the Petition Date, shall be paid or performed by the Debtors or the Reorganized Debtors in accordance with the terms and conditions of the particular transactions relating to such liabilities and any agreements relating thereto.

    Section 3.09 CLASS 4 CLAIMS: DEBENTURE CLAIMS. Class 4 Debenture Claims are Impaired. The Debenture Claims shall be Allowed in the amount of $100,000,000. On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 4 Debenture Claim will receive from the Disbursing Agent, in full satisfaction, settlement, release, extinguishment and discharge of such Claim, for each $1,000 in principal amount of Debentures held by such Holder as of Distribution Record Date, 108 shares of New ICSL Common Stock, such that the Holders of Allowed Class 4 Debenture Claims shall receive in the aggregate 90% of the New ICSL Common Stock issued and outstanding after making all distributions contemplated or provided for on the Effective Date, but subject to dilution on account of the options to purchase New ICSL Common Stock to be granted under the Option Plan. Additionally, acceptance of the Plan by Class 4 shall, subject to consummation of the Plan, constitute a waiver by all Holders of Class 4 Debenture Claims of any and all defaults under the Indenture that may exist as of the Effective Date, an agreement to instruct the Indenture Trustee to take all actions to effectuate the Plan and an approval, as a recipient of New ICSL Common Stock, of the Option Plan.

    Section 3.10 CLASS 5 CLAIMS: GENERAL UNSECURED CLAIMS. Class 5 General Unsecured Claims are Unimpaired. Each Holder of an Allowed Class 5 General Unsecured Claim shall receive in full satisfaction, settlement, release, extinguishment and discharge of such Claim: (a) payment in full in Cash on the later of (i) the Effective Date and (ii) the date such Claim becomes Allowed;
(b) treatment such that such Claim is Reinstated; (c) such other treatment on such other terms and conditions as may be agreed upon in writing by the Holder of such Claim and the Debtors or Reorganized Debtors, as the case may be, or as the Bankruptcy Court may order; or (d) if the Claims Payment Order is entered by the Bankruptcy Court, treatment in accordance with the terms thereof.

    Section 3.11 CLASS 6 INTERESTS: OLD ICSL COMMON STOCK INTERESTS. Class 6 Interests are Impaired. On or as soon as practicable after the Effective Date, each Holder of an Allowed Class 6 Interest shall receive from the Disbursing Agent, in full satisfaction, settlement, release, extinguishment and discharge of such Interest, for every thirty-one (31) shares of Old ICSL Common Stock (based on 37,198,845 shares of Old ICSL Common Stock issued and outstanding), one (1) share of New ICSL Common Stock, such that the Holders of Allowed
Class 6 Interests shall receive in the aggregate 10% of the New ICSL Common Stock issued and outstanding after making all distributions contemplated or provided for on the Effective

ICSL PREPACKAGED PLAN                  14

Date, but subject to dilution on account of the options to purchase New ICSL Common Stock to be granted under the Option Plan.

    Section 3.12 CLASS 7 INTERESTS: OLD OTHER INTERESTS. Class 7 Interests are Impaired. On the Effective Date, the Class 7 Interests will be canceled and extinguished and Holders thereof shall not receive or retain any property under the Plan on account of such Interests.

    Section 3.13  CLASS 8 INTERESTS: SUBSIDIARY COMMON STOCK
INTERESTS. Class 8 Interests are Unimpaired and the Holders thereof are deemed to have accepted the Plan. Each Holder of an Interest in Class 8 shall retain such Interest and its respective share or shares of common stock of the Subsidiary Debtors representing such Interest, but such Holder shall receive no distribution under the Plan on account of such Interest.

                                   ARTICLE IV
                 ACCEPTANCE OR REJECTION OF THE PLAN; CRAMDOWN

    Section 4.01  ACCEPTANCE BY IMPAIRED CLASSES OF CLAIMS AND INTERESTS.

        (a) ACCEPTANCE BY AN IMPAIRED CLASS OF CLAIMS. Pursuant to
    section 1126(c) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if (a) the Holders of at least two-thirds ( 2/3) in dollar amount of the Allowed Claims actually voting in such Class (other than Claims held by any Holder designated pursuant to section 1126(e) of the Bankruptcy Code) have timely and properly voted to accept the Plan, which, in the case of the Class 4 Debenture Claims, will be determined by dividing the principal amount of Debentures voted in favor of the Plan by the total principal amount of the Debentures voted, and (b) more than one-half ( 1/2) in number of the Holders of such Allowed Claims actually voting in such Class (other than Claims held by any Holder designated pursuant to section 1126(e) of the Bankruptcy Code) have timely and properly voted to accept the Plan.

        (b) ACCEPTANCE BY AN IMPAIRED CLASS OF INTERESTS. Pursuant to
    section 1126(d) of the Bankruptcy Code, an Impaired Class of Interests shall have accepted the Plan if the Holders of at least two-thirds ( 2/3) in amount of the Allowed Interests actually voting in such Class (other than Interests held by any Holder designated pursuant to section 1126(e) of the Bankruptcy Code) have timely and properly voted to accept the Plan.

    Section 4.02 VOTING CLASSES. Except as otherwise required by the Bankruptcy Code or the Bankruptcy Rules or as otherwise provided in this
Section 4.02, the Holders of Debenture Claims (Class 4), which Claims are deemed Allowed pursuant to the Plan in the amount of $100,000,000, shall be entitled to vote separately as a Class to accept or reject the Plan in accordance with
Section 4.01(a) of the Plan. Classes of Claims and Interests Unimpaired under the Plan (Revolving Credit Facilities Claims (Class 1), Miscellaneous Secured Claims (Class 2), Classified Priority Claims (Class 3), General Unsecured Claims (Class 5) and Subsidiary Interests (Class 8)) shall not be entitled to vote to accept or reject the Plan, and shall be conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code, and the votes of Holders in such Classes will not be solicited. Classes of Interests that are Impaired under the Plan (Old ICSL Common Stock Interests (Class 6) and Old Other Interests (Class 7)) shall, subject in the case of Class 6 to the approval of the Class 6 Procedures by the Bankruptcy Court, not be entitled to vote to accept or reject the Plan and shall be conclusively presumed to have rejected the Plan, and the votes of Holders in such Classes will not be solicited. If the Class 6 Procedures are not approved by the Bankruptcy Court prior to the Confirmation Hearing, then the Holders of the Class 6 Interests shall be entitled to vote separately as a Class to accept or reject the Plan in accordance with Section 4.01(b) of the Plan. Administrative Claims, Priority Tax Claims and any DIP Facility Claims are Unimpaired and not classified under the Plan and hence are not entitled to vote to accept or reject the Plan.

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
    Section 4.03 BALLOT INSTRUCTIONS. Each Holder of a Debenture is required to complete and return a Ballot to the holder of record thereof who will then compute and deliver to the Voting Agent a Master Ballot compiling the votes so received.

    ALL QUESTIONS AS TO THE VALIDITY, FORM, AND ELIGIBILITY (INCLUDING TIME OF RECEIPT) OF BALLOTS OR MASTER BALLOTS WILL BE RESOLVED BY THE DEBTORS WHOSE DETERMINATION WILL BE FINAL AND BINDING, SUBJECT ONLY TO REVIEW BY THE BANKRUPTCY COURT UPON APPLICATION WITH DUE NOTICE TO ANY AFFECTED PARTIES IN INTEREST. THE DEBTORS RESERVE THE RIGHT TO REJECT ANY AND ALL BALLOTS AND MASTER BALLOTS NOT IN PROPER FORM.

    Section 4.04 CRAMDOWN. If all applicable requirements for Confirmation of the Plan are met as set forth in section 1129(a)(1) through (13) of the Bankruptcy Code except subsection (8) thereof (as Classes 6 and 7 are deemed to have rejected the Plan), the Debtors intend to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code, notwithstanding the requirements of section 1129(a)(8) thereof, on the basis that the Plan is fair and equitable, and does not discriminate unfairly, with respect to each Class of Claims or Interests that is Impaired under, and has not accepted, the Plan.

    Section 4.05 CONFIRMATION OF ALL CASES. The Plan shall not be deemed to have been confirmed unless and until the Plan has been confirmed in each of the Debtors' Chapter 11 Cases.

                                   ARTICLE V
               PROVISIONS GOVERNING DISTRIBUTIONS UNDER THE PLAN

    Section 5.01 TIMING OF DISTRIBUTIONS. Except as set forth in Section 5.03 below, an initial distribution of Property will be made to Holders of Allowed Claims and Allowed Interests in accordance with Article III of the Plan. Subsequent distributions may be made from time to time in the reasonable discretion of the Disbursing Agent. If a Claim or Interest is not an Allowed Claim or an Allowed Interest as of the applicable distribution date, distributions will be made only if and when the Claim or Interest is Allowed and in accordance with Article III of the Plan and, with respect to the cure of defaults for assumed executory contracts and unexpired leases, Section 6.02 of the Plan, and in each case, subject to Article VIII of the Plan.

    Section 5.02 DISTRIBUTION RECORD DATE. As of the close of business on the Distribution Record Date, all transfer ledgers, transfer books, registers and any other records maintained by the designated transfer agents with respect to ownership of the Debentures or the Old ICSL Common Stock will be closed and, for purposes of the Plan, there shall be no further changes in the record holders of the Debentures or the Old ICSL Common Stock. The Disbursing Agent shall have no obligation to recognize the transfer of any Debentures or Old ICSL Common Stock occurring after the Distribution Record Date, and will be entitled for all purposes to recognize and deal only with those Holders of the Debentures or Old ICSL Common Stock as of the close of business on the Distribution Record Date, as reflected on such ledgers, books, registers or records.

    Section 5.03 DISTRIBUTIONS TO HOLDERS OF ALLOWED CLAIMS. Except for distributions to Holders of Allowed Class 4 Claims and Allowed Class 6 Interests, which will be made in accordance with Section 5.04 of the Plan, on the Effective Date, the Reorganized Debtors shall deliver to the Disbursing Agent sufficient Cash to make the distributions to be made on the Effective Date to the Holders of Allowed Claims. Payments and other distributions to be made pursuant to the Plan will be available from the proceeds of the New Credit Facility and other funds held by the Reorganized Debtors as of the Effective Date. If any dispute arises as to the identity of a Holder of an Allowed Claim who is to receive any distribution, the Reorganized Debtors shall, in lieu of making such distribution to such Holder, delay such distribution until the disposition thereof shall be determined by Final Order of the Bankruptcy Court or by written agreement among the interested parties to such dispute.

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
    Section 5.04  CLASS 4 AND CLASS 6 DISTRIBUTIONS.

        (a) EXCHANGE PROCEDURES. Promptly after the Effective Date, Reorganized ICSL shall cause the Disbursing Agent to mail to the Holders of Allowed Class 4 Debenture Claims and Allowed Class 6 Old ICSL Common Stock Interests appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Debentures theretofore evidencing the Allowed Class 4 Claims or certificates theretofore representing shares of Old ICSL Common Stock (collectively, "Certificates") shall pass, only upon proper delivery of such Certificates to the Disbursing Agent). The Disbursing Agent may establish reasonable and customary rules and procedures in connection with its duties. In order to receive a distribution of New ICSL Common Stock on account of an Allowed Class 4 Claim or Allowed Class 6 Interest, the Holder thereof must surrender the Certificate(s) representing such Allowed Class 4 Claim or Allowed Class 6 Interest in accordance with Section 5.04(b) below and the Disbursing Agent shall not be obligated to deliver New ICSL Common Stock to any Holder of an Allowed Class 4 Claim or Allowed Class 6 Interest until such Holder surrenders such Holder's Certificate(s) as provided therein. Promptly upon such surrender, such Holder shall receive in exchange therefor the distribution of New ICSL Common Stock to which such Holder is entitled under
    Section 3.09 or 3.11 hereof, as applicable; PROVIDED, HOWEVER, that if there is any dispute as to the identity of a Holder of an Allowed Class 4 Claim or Allowed Class 6 Interest, the Disbursing Agent shall, in lieu of making such distribution to such Holder, delay such distribution until the disposition thereof shall be determined by Final Order of the Bankruptcy Court or by written agreement among the interested parties to such dispute. Notwithstanding the date of actual distribution, all New ICSL Common Stock to be distributed on account of Allowed Class 4 Claims and Allowed Class 6 Interests shall be deemed to have been issued and distributed on the Effective Date.

        (b) SURRENDER AND FORFEITURE OF RIGHTS. As a condition to receiving a distribution of New ICSL Common Stock under the Plan, after the Effective Date, each Holder of an Allowed Class 4 Debenture Claim or Allowed Class 6 Old ICSL Common Stock Interest must surrender the Certificate(s) representing such Allowed Class 4 Claim or Allowed Class 6 Interest, as the case may be, to the Disbursing Agent for cancellation. Any Holder of an Allowed Class 4 Claim or Allowed Class 6 Interest that fails to
    (i) surrender its Certificate(s) or (ii) execute and deliver an affidavit of loss and/or indemnity reasonably satisfactory to Reorganized ICSL and, in the case of the Debentures, the Indenture Trustee before the later to occur of (y) the first anniversary of the Effective Date and (z) six (6) months following the date such Holder's Class 4 Claim or Class 6 Interest becomes an Allowed Claim or Interest, as applicable, shall be deemed to have forfeited all of its rights, Claims and/or Interests and may not participate in any distribution under the Plan.

    Section 5.05 DELIVERY OF DISTRIBUTIONS. Distributions to Holders of Allowed Claims or Interests shall be made by the Disbursing Agent (A) at the last known addresses of such Holders, (B) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent, (C) in the case of Holders of Allowed Class 4 Claims, at the addresses contained in the official records of the Indenture Trustee or (D) at the addresses set forth in any properly completed letters of transmittal accompanying Certificates properly remitted to the Disbursing Agent. If any Holder's distribution is returned as undeliverable, no further distributions to such Holder shall be made unless and until the Disbursing Agent is notified of such Holder's then current address, at which time all missed distributions shall be made to such Holder without interest. All distributions pursuant to the Plan shall be at the Reorganized Debtors' expense.

    Section 5.06 METHOD OF CASH DISTRIBUTIONS. Any Cash payment to be made pursuant to the Plan may be made by Cash, draft, check, wire transfer, or as otherwise required or provided in any relevant agreement or applicable law at the option of the Reorganized Debtors.

    Section 5.07 FAILURE TO NEGOTIATE CHECKS. Checks issued in respect of distributions under the Plan shall be null and void if not negotiated within sixty (60) days after the date of issuance. Any amounts

ICSL PREPACKAGED PLAN                  17
returned to the Reorganized Debtors in respect of such non-negotiated checks shall be held by the Reorganized Debtors, as appropriate. Requests for reissuance for any such check shall be made directly to the Reorganized Debtors by the Holder of the Allowed Claim with respect to which such check originally was issued. All amounts represented by any voided check will be held until the later of one (1) year after (A) the Effective Date or (B) the date that a particular Claim is Allowed, and all requests for reissuance by the Holder of the Allowed Claim in respect of a voided check are required to be made prior to such date. Thereafter, all such amounts shall be deemed to be Unclaimed Property, in accordance with Section 5.08 of the Plan, and all Claims in respect of void checks and the underlying distributions shall be forever barred, estopped and enjoined from assertion in any manner against the Debtors or their respective Properties or the Reorganized Debtors or their respective Properties.

    Section 5.08 UNCLAIMED DISTRIBUTIONS. All Property distributed on account of Claims must be claimed within the later of (A) one (1) year after the Effective Date or (B) one (1) year after such distribution is made to such Holder or, in the case of a distribution made in the form of a check, must be negotiated and a request for reissuance be made as provided for in Section 5.07 of the Plan. All Unclaimed Property will be retained by and will revest in the Reorganized Debtors and will no longer be subject to distribution. All full or partial payments made by the Disbursing Agent and received by the Holder of a Claim or Interest prior to the Effective Date will be deemed to be payments under the Plan for purposes of satisfying the obligations of Debtors pursuant to the Plan. Nothing contained in the Plan shall require the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim or Allowed Interest other than by reviewing the records of the Reorganized Debtors. Pursuant to section 1143 of the Bankruptcy Code, all Claims in respect of Unclaimed Property shall be deemed Disallowed and the Holder of any Claim Disallowed in accordance with this
Section 5.08 will be forever barred, expunged, estopped and enjoined from assertion in any manner against the Debtors or their respective Properties or the Reorganized Debtors or their respective Properties.

    Section 5.09 LIMITATION ON DISTRIBUTION RIGHTS. If a claimant holds more than one Claim in any one Class, all Claims of the claimant in that Class will be aggregated into one Claim and one distribution will be made with respect to the aggregated Claim.

    Section 5.10 FRACTIONAL DOLLARS. Notwithstanding any other provision of the Plan, Cash distributions of fractions of dollars will not be made; rather, whenever any payment of a fraction of a dollar would be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars being rounded down. To the extent that Cash remains undistributed as a result of the rounding of such fraction to the nearest whole cent, such Cash shall be treated as Unclaimed Property pursuant to
Section 5.08 of this Plan.

    Section 5.11 FRACTIONAL SHARES. No fractional shares of New ICSL Common Stock shall be issued or distributed under the Plan. Each person entitled to receive New ICSL Common Stock will receive the total number of whole shares of New ICSL Common Stock to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New ICSL Common Stock, the actual distribution of shares of such stock shall be rounded to the next higher or lower whole number as follows: (A) fractions one-half ( 1/2) or greater shall be rounded to the next higher whole number and (B) fractions of less than one-half ( 1/2) shall be rounded to the next lower whole number. The total number of shares of New ICSL Common Stock to be distributed to a Class of Claims or Interests shall be adjusted as necessary to account for the rounding provided for in this
Section 5.11. No consideration shall be provided in lieu of fractional shares that are rounded down.

ICSL PREPACKAGED PLAN                  18

    Section 5.12 COMPLIANCE WITH TAX REQUIREMENTS. In connection with each distribution with respect to which the filing of an information return (such as an Internal Revenue Service Form 1099 or 1042) or withholding is required, the Reorganized Debtors shall file such information return with the Internal Revenue Service and provide any required statements in connection therewith to the recipients of such distribution or effect any such withholding and deposit all moneys so withheld as required by law. With respect to any Person from whom a tax identification number, certified tax identification number or other tax information required by law to avoid withholding has not been received by the Reorganized Debtors within thirty (30) days from the date of such request, the Reorganized Debtors may, at their option, withhold the amount required and distribute the balance to such Person or decline to make such distribution until the information is received.

    Section 5.13 DE MINIMIS DISTRIBUTIONS. No Cash payment of less than five ($5.00) dollars shall be made to any Holder of a Claim on account of its Allowed Claim.

    Section 5.14 DOCUMENTATION NECESSARY TO RELEASE LIENS. Each Creditor which is to receive a distribution under the Plan in full satisfaction of a Secured Claim shall not receive such distribution until such Creditor executes and delivers any documents necessary to release all Liens arising under any applicable security agreement or non-bankruptcy law (in recordable form if appropriate) in connection with such Secured Claim and such other documents as the Debtors or the Reorganized Debtors, as applicable, may reasonably request or otherwise turns over and releases any and all property of the Debtors that secures or purportedly secures such Claim. Any such Holder that fails to execute and deliver such release of liens within 120 days of the Effective Date shall be deemed to have no further Claim against the Debtors, the Reorganized Debtors or their assets or property in respect of such Claim and shall not participate in any distribution hereunder on account of such Claim. Notwithstanding the immediately preceding sentence, any such Holder of a Disputed Claim shall not be required to execute and deliver such release until such time as the Claim is Allowed or Disallowed.

                                   ARTICLE VI
                   EXECUTORY CONTRACTS AND UNEXPIRED LEASES;
                 INDEMNIFICATION OBLIGATIONS; BENEFIT PROGRAMS

    Section 6.01 TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES. On the Effective Date, all executory contracts and unexpired leases that exist between the Debtors and any Person which (A) have not expired or terminated pursuant to their own terms, (B) have not previously been assumed, or assumed and assigned or rejected pursuant to an order of the Bankruptcy Court on or prior to the Confirmation Date, (C) are not the subject of pending motions to assume, or assume and assign or reject as of the Confirmation Date, or (D) are not listed on the Schedule of Rejected Contracts, will be deemed assumed in accordance with the provisions and requirements of section 365 of the Bankruptcy Code; PROVIDED, HOWEVER, that the Debtors shall have the right, at any time prior to the Confirmation Date, to amend the Schedule of Rejected Contracts upon notice to the counterparty to such contract or lease (i) to delete any executory contract or unexpired lease listed therein, thus providing for its assumption pursuant to this Section 6.01 or (ii) to add any executory contract or unexpired lease thereto, thus providing for its rejection pursuant to this Section 6.01. The Confirmation Order (except as otherwise provided therein) shall constitute an order of the Bankruptcy Court pursuant to section 365 of the Bankruptcy Code, effective as of the Effective Date, approving such assumptions. Each contract and lease assumed pursuant to this Section 6.01 shall be assumed only to the extent that any such contract or lease constitutes an executory contract or unexpired lease. Assumption of a contract or lease pursuant to this
Section 6.01 shall not constitute an admission by the Debtors or the Reorganized Debtors that such contract or lease is an executory contract or unexpired lease or that the Debtors or the Reorganized Debtors have any liability thereunder. All executory contracts and unexpired leases that are assumed will be assumed under their present terms or upon such terms as are agreed to between the applicable Debtor and the other party to

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
the executory contract or unexpired lease. Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include: (y) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease and (z) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court.

    Section 6.02 CURE OF DEFAULTS FOR ASSUMED CONTRACTS AND LEASES. All undisputed cure and any other monetary default payments required by section 365(b)(1) of the Bankruptcy Code under which any executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied by the Reorganized Debtors (to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law), pursuant to section 365(b)(1) of the Bankruptcy Code, at the option of the Reorganized Debtors: (A) by payment of such undisputed cure amount, without interest, in Cash within sixty (60) days following the Effective Date; (B) such other amount as ordered by the Bankruptcy Court; or (C) on such other terms as may be agreed to by the parties to such executory contract or unexpired lease. In the event of a dispute pursuant to Section 6.03 of the Plan, payment of the amount otherwise payable hereunder shall be made without interest, in Cash
(i) on or before the later of sixty (60) days following the Effective Date or thirty (30) days following entry of a Final Order liquidating and allowing any disputed amount or (ii) on such other terms as may be agreed to by the parties to such executory contract or unexpired lease.

    Section 6.03 RESOLUTION OF OBJECTIONS TO ASSUMPTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES; CURE PAYMENTS.

        (a) RESOLUTION OF OBJECTIONS TO ASSUMPTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES. Any party objecting to the Debtors' proposed assumption of an executory contract or unexpired lease or the ability of the Reorganized Debtors to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed shall File and serve on counsel for the Debtors a written Objection to the assumption of such contract or lease within thirty
    (30) days after the service of the notice of entry of the Confirmation Order. Failure to File an Objection within the time period set forth above shall constitute the assumption and revestment of such contract or lease, including an acknowledgment that the proposed assumption provided adequate assurance of future performance. To the extent that any Objections to the assumption of a contract or lease are timely Filed and served and such Objections are not resolved between the Debtors and the objecting parties, the Bankruptcy Court shall resolve such disputes at a hearing to be held on a date to be determined by the Bankruptcy Court.

        (b) RESOLUTION OF CURE PAYMENTS. If the Claims Payment Order is approved by the Bankruptcy Court, the Debtors shall pay any prepetition amounts owed under executory contracts and unexpired leases in accordance with such Order. Accordingly, the Debtors anticipate that no cure payments will be owed under such contracts and leases. If, however, the counterparty to such a contract or lease believes that, as of the Confirmation Date, a cure payment is due and owing under such contract or lease, such counterparty shall File and serve on counsel for the Debtors a notification setting forth the amount of the cure payment which such party believes is due and owing, which notification shall be Filed and served no later than thirty (30) days after the service of the notice of entry of the Confirmation Order. Failure to File such a notification within the time period set forth above shall constitute an acknowledgment that no cure payment is due and owing in connection with the assumption of such contract or lease and an acknowledgment that no other defaults exist under said contract or lease. To the extent that any such notifications are timely Filed and served and are not

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
    resolved between the Debtors and the applicable counterparty, the Bankruptcy Court shall resolve such disputes at a hearing to be held on a date to be determined by the Bankruptcy Court. The resolution of such disputes shall not affect the Debtors' assumption of the contracts or leases that are subject of such a dispute, but rather shall affect only the "cure" amount the Debtors must pay in order to assume such contract or lease. Notwithstanding the immediately preceding sentence, if the Debtors in their discretion determine that the amount asserted to be the necessary "cure" amount would, if ordered by the Bankruptcy Court, make the assumption of the contract or lease imprudent, then the Debtors may elect to (i) reject the contract or lease pursuant to Section 6.01 hereof or (ii) request an expedited hearing on the resolution of the "cure" dispute, exclude assumption or rejection of the contract or lease from the scope of the Confirmation Order, and retain the right to reject the contract or lease pursuant to Section 6.01 hereof pending the outcome of such dispute.

    Section 6.04 CLAIMS FOR REJECTION DAMAGES. Objections to the amounts listed on the Schedule of Rejected Contracts for damages allegedly arising from the rejection pursuant to the Plan or the Confirmation Order of any executory contract or any unexpired lease shall be Filed with the Bankruptcy Court and served on counsel for the Debtors not later than thirty (30) days after the service of the earlier of (A) notice of entry of the Confirmation Order or
(B) other notice that the executory contract or unexpired lease has been rejected pursuant to any other Final Order of the Bankruptcy Court. Any Holder of a Claim arising from the rejection of any executory contract or any unexpired lease that fails to File such Objection on or before the dates specified in this paragraph shall be shall be forever barred, estopped and enjoined from asserting any Claims in any manner against the Debtors or their Property or the Reorganized Debtors or their Property for any amounts in excess of the amount scheduled by the Debtors on the Schedule of Rejected Contracts for such contract or lease and the Debtors and the Reorganized Debtors shall be forever discharged from all indebtedness or liability with respect to such Claims for such excess amounts and such Holders shall be bound by the terms of the Plan.

    Section 6.05 TREATMENT OF REJECTION CLAIMS. The Bankruptcy Court shall determine any Objections Filed in accordance with Section 6.04 hereof at a hearing to be held on a date to be determined by the Bankruptcy Court. Subject to any statutory limitation, including, but not limited to the limitations contained in sections 502(b)(6) and 502(b)(7) of the Bankruptcy Code, any Claims arising out of the rejection of executory contracts and unexpired leases shall, pursuant to section 502(g) of the Bankruptcy Code, be Unimpaired and treated as Class 5 General Unsecured Claims in accordance with Section 3.10 of the Plan.

    Section 6.06 EXECUTORY CONTRACTS AND UNEXPIRED LEASES ENTERED INTO AND OTHER OBLIGATIONS INCURRED AFTER THE PETITION DATE. On the Effective Date, all contracts, leases, and other agreements entered into by any or all of the Debtors on or after the Petition Date, which agreements have not been terminated in accordance with their terms on or before the Confirmation Date, shall revest in and remain in full force and effect as against the Reorganized Debtors and the other parties to such contracts, leases and other agreements.

    Section 6.07 REORGANIZED DEBTORS' INDEMNIFICATION OBLIGATIONS. To the extent not inconsistent with the Plan, any obligations of the Debtors, pursuant to their respective articles of incorporation or by-laws, applicable state law or their specific agreement, to indemnify a Person with respect to all present and future actions, suits and proceedings against the Debtors, the Reorganized Debtors or such indemnified Person, based upon any act or omission related to service with, or for or on behalf of, the Debtors or the Reorganized Debtors, shall survive Confirmation of the Plan and shall not be impaired by Confirmation of the Plan, but shall be deemed and treated as executory contracts that are assumed by the Debtors pursuant to the Plan and section 365 of the Bankruptcy Code, except to the extent any such obligation has been released, discharged or modified pursuant to the Plan. Such indemnification obligations shall survive unaffected by the Plan and shall be performed and honored by the Reorganized Debtors.

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
    Section 6.08 BENEFIT PROGRAMS. Except and to the extent previously assumed by an order of the Bankruptcy Court on or before the Confirmation Date, all officer, director or employee compensation and benefit programs of the Debtors, including programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed under Section 6.01 of the Plan, but only to the extent that rights under such programs are held by the Debtors or Persons who are employees of the Debtors as of the Confirmation Date, and the Debtors' obligations under such programs to Persons who are employees of the Debtors on the Confirmation Date shall survive Confirmation of the Plan, except for
(A) any officer, director or employee compensation and benefit program that entitled such Persons to acquire any Old ICSL Common Stock or Old Other Interests, (B) executory contracts or plans specifically rejected pursuant to the Plan (to the extent such rejection does not violate sections 1114 and 1129(a)(13) of the Bankruptcy Code) and (C) executory contracts or plans as have previously been rejected, are the subject of a motion to reject, or have been specifically waived by the beneficiaries of any plans or contracts; PROVIDED, HOWEVER, that the Debtors' obligations, if any, to pay all "retiree benefits" as defined in section 1114(a) of the Bankruptcy Code shall continue; PROVIDED FURTHER, HOWEVER, that nothing herein shall extend or otherwise modify the duration of such period or prohibit the Debtors' ability or the Reorganized Debtors' ability to modify the terms and conditions of the retiree benefits as otherwise permitted by such plans and applicable nonbankruptcy law. Notwithstanding any other provision of the Plan, any entitlement to acquire Old ICSL Common Stock or Old Other Interests held as of the Effective Date by any officer, director or employee of any of the Debtors, whether automatic or contained in a compensation and benefit program, shall be terminated and any resulting Claims shall be Disallowed.

                                  ARTICLE VII
                      MEANS FOR IMPLEMENTATION OF THE PLAN

    Section 7.01 CORPORATE ACTION. The entry of the Confirmation Order shall constitute authorization for the Debtors and the Reorganized Debtors to take or cause to be taken all corporate actions necessary or appropriate to consummate and implement the provisions of the Plan prior to, on and after the Effective Date, and all such actions taken or caused to be taken shall be deemed to have been authorized and approved by the Bankruptcy Court, including, INTER
ALIA,(a) the cancellation of the Old ICSL Common Stock, (b) the issuance of the New ICSL Common Stock, (c) the election of directors and officers in accordance with Section 10.02 of the Plan, (d) the adoption of the (i) New ICSL Certificate of Incorporation, (ii) the New ICSL By-Laws and (iii) the New Subsidiary Debtors Certificate Amendments, (e) the execution of the Senior Management Contracts,
(f) the adoption of the Option Plan, (g) the issuance of the Management and Director Options, (h) the payment of the Retention Payments and (i) the execution of the Registration Rights Agreement. All such actions shall be deemed to have occurred and shall be in effect pursuant to applicable non-bankruptcy law and the Bankruptcy Code, without any requirement of further action by the partners, stockholders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers, partners and directors of the Debtors and the Reorganized Debtors are authorized and directed to execute and deliver the agreements, documents and instruments contemplated by the Plan in the name and on behalf of the Debtors and the Reorganized Debtors.

    Section 7.02  AMENDMENT OF CERTIFICATES OF INCORPORATION AND
BY-LAWS. ICSL's certificate of incorporation shall be amended as of the Effective Date as required to satisfy the provisions of the Plan and the Bankruptcy Code and shall include, among other things, (a) authorization to issue 40,000,000 shares of New ICSL Common Stock, (b) a prohibition on the issuance of nonvoting equity securities to the extent, and only to the extent, required by section 1123(a)(6) of the Bankruptcy Code, (c) no authorization to issue preferred stock in one or more series without the consent of the stockholders; (d) a provision granting stockholders holding in the aggregate more than 25% of the outstanding capital stock of ICSL the right to call a special meeting of stockholders; (e) no authorization to divide the ICSL board of directors

ICSL PREPACKAGED PLAN                  22
into separate classes; and (f) no supermajority stockholder-voting provisions. In addition, ICSL's by-laws and the Subsidiary Debtors' charter documents shall be amended as of the Effective Date as required to satisfy the provisions of the Plan and the Bankruptcy Code and they each shall include, among other things, a prohibition on the issuance of nonvoting equity securities to the extent, and only to the extent, required by section 1123(a)(6) of the Bankruptcy Code.

    Section 7.03 ISSUANCE OF NEW ICSL COMMON STOCK. On the Effective Date, all of the issued and outstanding Debentures and Old ICSL Common Stock shall be canceled and exchanged for shares of New ICSL Common Stock in accordance with Sections 3.09 and 3.11 of the Plan, respectively. This exchange of the Debentures and the Old ICSL Common Stock for the New ICSL Common Stock shall be in full satisfaction, settlement, release and discharge of all Allowed Debenture Claims, which Claims shall be Allowed in the aggregate amount of $100,000,000, and all Old ICSL Common Stock Interests, respectively. The Debentures and the Old ICSL Common Stock will be canceled and the New ICSL Common Stock will be credited to the accounts maintained on behalf of the Holders thereof at the applicable record holder.

    Section 7.04 NEW CREDIT FACILITY. On or prior to the Effective Date, ICSL shall enter into the New Credit Facility, which, along with Cash in the possession of the Reorganized Debtors as of the Effective Date, shall be the primary source of funds for distribution under the Plan.

    Section 7.05 CANCELLATION OF EXISTING SECURITIES. On the Effective Date, the Debentures, the Old ICSL Common Stock Interests (including any shares of Old ICSL Common Stock that have been authorized to be issued but that have not been issued as of the Effective Date) and the Old Other Interests shall be canceled and extinguished and the Holders thereof shall have no rights and such instruments shall evidence no rights, except the right to receive the distributions, if any, to be made to Holders of such instruments under the Plan. Except with respect to the performance by the Indenture Trustee or its agents of the Indenture Trustee's obligations under the Plan or in connection with any distribution to be made under the Plan, effective as of the Effective Date, the Indenture Trustee and its agents, successors and assigns shall be discharged of all of their obligations associated with the Indenture and related agreements and released from all Claims arising in these Chapter 11 Cases and, effective as of the Effective Date, such Indenture shall be deemed canceled, except that such cancellation shall not impair the rights of the Holders of the Debentures to received distributions under the Plan or the rights of the Indenture Trustee under its charging lien pursuant to the Indenture to the extent that the Indenture Trustee has not received payment and, to the extent applicable, a reserve has not been established on account of the Indenture Trustee Claim pursuant to Section 7.06 of the Plan.

    Section 7.06 RIGHTS OF INDENTURE TRUSTEE UNDER INDENTURE. The Indenture Trustee shall be entitled to an Administrative Claim as provided for in, and subject to the restrictions of, this Section 7.06 of the Plan and no Reorganized Debtor shall have any obligations to any indenture trustee, including the Indenture Trustee, agent or servicer (or to any Disbursing Agent replacing such indenture trustee, agent or servicer) under the Indenture for any fees, costs or expenses except as expressly set forth in this Section 7.06 of the Plan. No later than five (5) Business Days prior to the Effective Date, the Indenture Trustee shall provide the Debtors with a statement of the Indenture Trustee Claim projected through the Effective Date. Upon the timely receipt of one or more invoices in accordance with the preceding sentence, the Reorganized Debtors shall, on the Effective Date, pay in Cash (i) the reasonable fees and expenses of the Indenture Trustee under the Indenture and (ii) the reasonable legal fees and expenses of the Indenture Trustee incurred in connection with the Chapter 11 Cases (collectively, the "Indenture Trustee Claim"). Notwithstanding the foregoing, to the extent that the Reorganized Debtors dispute any portion of the Indenture Trustee Claim, the Reorganized Debtors shall reserve Cash on the Effective Date in such disputed amount and such dispute shall be presented to the Bankruptcy Court for adjudication. On the Effective Date, subject to the payment of the non-disputed portion of the Indenture Trustee Claim and the establishment of the reserve set forth in the preceding sentence with respect to any disputed portion of the Indenture Trustee Claim, all liens of the Indenture Trustee in any distributions to Holders of Allowed Class 4 Claims

ICSL PREPACKAGED PLAN                  23
shall be forever released and discharged. Once the Indenture Trustee has completed performance of all of its duties set forth in the Plan or in connection with any distributions to be made under the Plan, if any, the Indenture Trustee, and its successors and assigns, shall be relieved of all obligations as Indenture Trustee effective as of the Effective Date.

    Section 7.07 OPERATIONS BETWEEN THE CONFIRMATION DATE AND THE EFFECTIVE DATE. The Debtors shall continue to operate as debtors-in-possession, subject to the supervision of the Bankruptcy Court, during the period from the Confirmation Date through and until the Effective Date.

    Section 7.08 REVESTING OF ASSETS. Except as otherwise expressly provided in the Plan, pursuant to sections 1123(a)(5), 1123(b)(3) and 1141(b) of the Bankruptcy Code, all Property comprising the Estates of each Debtor, including, but not limited to, all Causes of Action shall automatically be retained and revest in the relevant Reorganized Debtor or its respective successor, free and clear of all Claims, Liens, contractually-imposed restrictions, charges, encumbrances and Interests of Creditors and equity security holders on the Effective Date with all such Claims, Liens, contractually-imposed restrictions, charges, encumbrances and Interests, being extinguished except as otherwise provided in the Plan or in connection with the New Credit Facility. As of the Effective Date, each Reorganized Debtor may operate its business and use, acquire and dispose of Property and settle and compromise Claims or Interests without supervision of the Bankruptcy Court free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and Confirmation Order. Without limiting the foregoing, each Reorganized Debtor may pay the charges it incurs for professional fees, disbursements, expenses, or related support services incurred after the Effective Date without any application to the Bankruptcy Court.

    Section 7.09 REGISTRATION AND LISTING OF SECURITIES. On the Effective Date, Reorganized ICSL shall enter into the Registration Rights Agreement with certain Holders of the New ICSL Common Stock, requiring Reorganized ICSL to register under the Securities Act the requesting Holders' shares of New ICSL Common Stock on the terms set forth therein. Reorganized ICSL will use its reasonable best efforts to cause, on the Effective Date, the shares of New ICSL Common Stock issued hereunder to be listed on the NASDAQ National Market, but obtaining such listing shall not be a condition to either Confirmation or consummation of the Plan.

    Section 7.10 APPROVAL OF AGREEMENTS. The solicitation of votes on the Plan shall be deemed a solicitation of the Holders of New ICSL Common Stock for the approval of all other agreements and transactions contemplated by the Plan, including, without limitation, the New Credit Facility, the Registration Rights Agreement, the Senior Management Contracts and the Option Plan. Entry of the Confirmation Order shall constitute approval of such agreements and transactions as the Confirmation Order shall so provide.

    Section 7.11 ADOPTION OF SENIOR MANAGEMENT CONTRACTS. On the Effective Date, the Reorganized Debtors shall enter into the Senior Management Contracts and all previous employees contracts with members of Senior Management shall be deemed canceled and extinguished and the members of Senior Management party to such previous contracts shall have no rights thereunder.

    Section 7.12 RETENTION PAYMENTS. Reorganized ICSL shall make the Retention Payments to each member of Senior Management within fifteen (15) days after the Effective Date.

    Section 7.13 ADOPTION OF OPTION PLAN. Reorganized ICSL shall adopt the Option Plan on the Effective Date and shall issue the Management and Director Options in accordance therewith and in the amounts set forth therein.

ICSL PREPACKAGED PLAN                  24

                                  ARTICLE VIII
                        PRESERVATION OF CAUSES OF ACTION
                        AND RIGHT TO DEFEND AND CONTEST

    Section 8.01 PRESERVATION OF RIGHTS. Except to the extent that any Claim is Allowed in an amount set forth in the Plan (including, but not limited to, the Class 4 Debenture Claims), which Allowed Claims shall not be subject to objection by the Debtors or the Reorganized Debtors at any time or for any reason, nothing, including, but not limited to, the failure of the Debtors or the Reorganized Debtors to object to a Claim or Interest for any reason during the pendency of the Chapter 11 Cases, shall affect, prejudice, diminish or impair the rights and legal and equitable defenses of the Debtors or the Reorganized Debtors with respect to any Claim or Interest, including, but not limited to, all rights of the Debtors or Reorganized Debtors (i) to contest or defend themselves against such Claims or Interests in any lawful manner or forum when and if such Claim or Interest is sought to be enforced by the Holder thereof or (ii) in respect of legal and equitable defenses to setoffs or recoupments against Claims or Interests, and the distributions provided for in
Article III of the Plan shall at all times be subject to this Section 8.01 of the Plan and to Section 502(d) of the Bankruptcy Code.

    Section 8.02 RIGHTS OF ACTION. Except as otherwise provided in the Plan, all Causes of Action shall automatically be retained and preserved and will revest in the Reorganized Debtors. Pursuant to section 1123(b)(3) of the Bankruptcy Code, the Reorganized Debtors (as representatives of the Debtors' Estates) will retain and have the exclusive right to enforce and prosecute such Causes of Action against any Entity, that arose before the Effective Date, other than those expressly released or compromised as part of or pursuant to the Plan.

    Section 8.03 SETOFFS. Except to the extent that any Claim is Allowed in an amount set forth in Article III of the Plan (including, but not limited to, the Class 4 Debenture Claims), the Debtors or the Reorganized Debtors, as applicable, may, but shall not be required to, set off against any Claims and the payments or distributions to be made pursuant to the Plan in respect of such Claims, any and all debts, liabilities and claims of every type and nature whatsoever which the Estates, the Debtors or the Reorganized Debtors may have against their Creditors, but neither the failure to do so nor the allowance of any such Claims, whether pursuant to the Plan or otherwise, shall constitute a waiver or release by the Debtors of any such claims the Debtors may have against such Creditors, and all such claims shall be reserved to and retained by the Reorganized Debtors.

    Section 8.04 NO PAYMENT OR DISTRIBUTION PENDING ALLOWANCE. All references to Claims and Interests and amounts of Claims and Interests refer to the amount of the Claim or Interest Allowed by agreement of the Debtors or Reorganized Debtors and the Holder of such Claim or Interest, by operation of law, by Final Order or by the Plan. Notwithstanding any other provision in the Plan, no payment or distribution shall be made on account of or with respect to any Claim or Interest to the extent it is a Disputed Claim or Disputed Interest unless and until the Disputed Claim or Disputed Interest becomes an Allowed Claim or an Allowed Interest, as applicable.

                                   ARTICLE IX
                     CONDITIONS TO CONSUMMATION OF THE PLAN

    Section 9.01 CONFIRMATION ORDER. The Confirmation Order shall not be entered unless and until the form and substance thereof, as well as any amendments to the Plan, have been approved by the Steering Committee. The Confirmation Order shall, INTER ALIA, (A) authorize the issuance of the New ICSL Common Stock and (B) provide that the provisions of the Confirmation Order are non-severable and mutually dependent.

ICSL PREPACKAGED PLAN                  25

    Section 9.02 CONDITIONS TO CONSUMMATION. The Plan shall not be consummated and the Effective Date shall not occur unless and until the following conditions have occurred or have been duly waived (if waivable) pursuant to Section 9.04 below:

        (A) the Bankruptcy Court shall have approved the information contained in the Disclosure Statement as adequate;

        (B) the Confirmation Order shall have been entered and shall have become a Final Order and such order shall not have been vacated, reversed, stayed, modified, amended, enjoined or restrained by order of a court of competent jurisdiction;

        (C) all documents and agreements required to be executed or delivered under the Plan on or prior to the Effective Date shall have been executed and delivered by the parties thereto;

        (D) the Bankruptcy Court shall have entered an order (contemplated to be part of the Confirmation Order) authorizing and directing the Debtors and the Reorganized Debtors to take all actions necessary or appropriate to enter into, implement, and consummate the contracts, instruments, releases, indentures and other agreements or documents created, amended, supplemented, modified or adopted in connection with the Plan;

        (E) the New ICSL Certificate of Incorporation and the New Subsidiary Debtors Certificate Amendments shall have been filed with the applicable authority of each such Debtors' jurisdiction of incorporation or organization in accordance with such jurisdiction's applicable law;

        (F) all authorizations, consents and regulatory approvals required, if any, in connection with the Plan's effectiveness shall have been obtained;

        (G) the New Credit Facility shall have become effective;

        (H) the Registration Rights Agreement shall have been entered into by the parties thereto;

        (I) the Senior Management Contracts shall have been entered into by the parties thereto;

        (J) the Option Plan shall have been adopted by ICSL and the Management and Director Options to be issued on the Effective Date thereunder shall have been issued; and

        (K) no order of a court shall have been entered and shall remain in effect restraining the Debtors from consummating the Plan.

    Section 9.03 TERMINATION OF PLAN. The Effective Date must occur by the Termination Date. If the Effective Date has not occurred by the Termination Date, and the Termination Date has not been extended by the Debtors with Steering Committee Consent, then the Plan will be null and void and of no further effect.

    Section 9.04 WAIVER OF CONDITIONS TO CONSUMMATION. The conditions to consummation in Section 9.02 may be waived at any time by a writing signed by an authorized representative of each of the Debtors and with Steering Committee Consent, without notice or order of the Bankruptcy Court or any further action other than proceeding to consummation of the Plan. The Debtors shall provide prior written notice of the Effective Date to the Steering Committee.

ICSL PREPACKAGED PLAN                  26

                                   ARTICLE X
              OPERATION AND MANAGEMENT OF THE REORGANIZED DEBTORS

    Section 10.01 POST-EFFECTIVE DATE OPERATION OF BUSINESS. From and after the Effective Date, the Reorganized Debtors will continue to exist and engage in business as separate corporate entities, in accordance with the applicable law in the respective jurisdictions in which they are incorporated and pursuant to their respective certificates or articles of incorporation and bylaws in effect prior to the Effective Date, except to the extent such certificates or articles of incorporation and bylaws are amended pursuant to this Plan. Without in any way limiting the foregoing, from and after the Effective Date, the Reorganized Debtors will operate their business as described in the Disclosure Statement.

    Section 10.02 POST-CONFIRMATION OFFICERS AND DIRECTORS. From and after the Effective Date, the officers of the Reorganized Debtors (a) shall be those Persons serving in those positions as set forth in the Disclosure Statement and
(b) will be reimbursed for all reasonable costs and expenses, and will receive compensation, as set forth in the Senior Management Contracts, with all such payments to be made by the respective Reorganized Debtors. From and after the Effective Date, the directors of the Reorganized Debtors shall be the individuals identified in the Disclosure Statement.

                                   ARTICLE XI
                            EFFECTS OF CONFIRMATION

    Section 11.01 DISCHARGE. To the fullest extent permitted by applicable law (including, without limitation, section 105 of the Bankruptcy Code), and except as otherwise provided in the Plan or in the Confirmation Order: (A) all consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge and release of, all Claims of any nature whatsoever against the Debtors or any of their assets or properties and, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, upon the Effective Date, the Debtors, and each of them, shall (i) be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, debts (as such term is defined in section 101(12) of the Bankruptcy Code), Liens, security interests, and encumbrances of and against all Property of the respective Estates, the Debtors and their Affiliates, that arose before Confirmation, including without limitation, all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not
(a) such Claim has been Allowed pursuant to section 502 of the Bankruptcy Code, or (b) the Holder of such Claim has voted to accept the Plan and (ii) terminate all Interests of the Holders of Old ICSL Common Stock and Old Other Interests; and (B) as of the Confirmation Date, (x) all entities, including, without limitation, all Holders of Claims or Interests, shall be barred and enjoined from asserting against the Debtors or the Reorganized Debtors, their successors or their property any other or further Claims, debts, rights, Causes of Action, liabilities or Interests relating to the Debtors based upon any act, omission, transaction or other activity of any nature that occurred prior to the Confirmation Date. In accordance with the foregoing, except as provided in the Plan or the Confirmation Order, the Confirmation Order shall be a judicial determination of discharge of all such Claims and other debts and liabilities against the Debtors and termination of all Interests of the Holders of Old ICSL Common Stock and Old Other Interests, pursuant to sections 524 and 1141 of the Bankruptcy Code, and such discharge and termination shall void any judgment obtained against the Debtors at any time, to the extent that such judgment relates to a discharged Claim or terminated Interest.

    Section 11.02  INJUNCTION.

        (a) DISCHARGED CLAIMS AND TERMINATED INTERESTS. Except as otherwise expressly provided for in the Plan or the Confirmation Order and to the fullest extent authorized or provided by the Bankruptcy Code, including sections 524 and 1141 thereof, the entry of the Confirmation Order shall, provided

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
    that the Effective Date occurs, permanently enjoin all Persons that have held, currently hold or may hold a Claim or other debt or liability that is discharged or an Interest or other right of an equity security holder that is Impaired or terminated pursuant to the terms of the Plan from taking any of the following actions against the Debtors, the Reorganized Debtors or their property on account of any such discharged Claims, debts or liabilities or such terminated Interests or rights: (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind; (b) enforcing, levying, attaching, collecting or otherwise recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree or order; (c) creating, perfecting or enforcing in any manner directly or indirectly, any Lien or encumbrance of any kind; (d) asserting any setoff, offset, right of subrogation or recoupment of any kind, directly or indirectly, against any debt, liability or obligation due to the Debtors or the Reorganized Debtors; and (e) proceeding in any manner in any place whatsoever, including employing any process, that does not conform to or comply with or is inconsistent with the provisions of the Plan.

        (b) RELEASED CLAIMS. As of the Effective Date, the Confirmation Order shall constitute an injunction permanently enjoining any Person that has held, currently holds or may hold a Claim, demand, debt, right, Cause of Action or liability that is released pursuant to Section 11.04 of the Plan from enforcing or attempting to enforce any such Claim, demand, debt, right, Cause of Action or liability against any (i) Debtor, (ii) Reorganized Debtor, (iii) Releasee, (iv) director, officer or employee of any Debtor who continues in such position subsequent to the Effective Date or (v) former director, officer or employee of any Debtor, or any of their respective property, based on, arising from or relating to, in whole or in part, any act, omission, or other occurrence taking place on or prior to the Effective Date with respect to or in any way relating to the Chapter 11 Cases, all of which claims, demands, debts, rights, Causes of Action or liabilities will be deemed released on the Effective Date; PROVIDED, HOWEVER, that with respect to the former directors, officers and employees of the Debtors, this injunction shall apply only to the enforcement of Claims, demands, debts, rights, Causes of Action or liabilities with respect to which such former directors, officers and employees would be entitled to indemnification from the Debtors or the Reorganized Debtors under contract or law; and, PROVIDED FURTHER, HOWEVER, that this injunction shall not apply to (a) any claims Creditors may assert under the Plan to enforce their rights thereunder to the extent permitted by the Bankruptcy Code or (b) any claims Creditors or other third parties may have against each other, which claims are not related to the Debtors and the Reorganized Debtors, it being understood, however, that any defenses, offsets or counterclaims of any kind or nature whatsoever which the Debtors may have or assert in respect of any of the claims of the type described in (a) or (b) of this proviso are fully preserved.

    Section 11.03 EXCULPATION. None of the Debtors, Reorganized Debtors or Exculpated Persons shall have or incur any liability to any Person, including, without limitation, any Holder of a Claim or Interest or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates or any of their successors or assigns, for any act taken or omission made in good faith in connection with, relating to, or arising out of, the Chapter 11 Cases, Filing, negotiating, prosecuting, administrating, formulating, implementing, confirming or consummating the Plan, a Forbearance Agreement or the Property to be distributed under the Plan, including all prepetition activities leading to the promulgation and confirmation of the Plan, the Disclosure Statement (including any information provided or statement made in the Disclosure Statement or omitted therefrom), or any contract, instrument, release or other agreement or document created in connection with or related to the Plan or the administration of the Debtors or these Chapter 11 Cases.

    Section 11.04  RELEASES.

        (a) RELEASES BY DEBTORS. Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, and except as otherwise provided in the Plan or the Confirmation Order, for good

ICSL PREPACKAGED PLAN                  28
    and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and the Reorganized Debtors, in their individual capacities and as debtors in possession, will be deemed to have forever released, waived and discharged (i) the Releasees, (ii) the directors, officers and employees of the Debtors who continue in such positions subsequent to the Effective Date and (iii) the former directors, officers and employees of the Debtors from any and all claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action and liabilities (other than the rights of the Debtors or Reorganized Debtors to enforce the Plan and the contracts, instruments, releases, indentures and other agreements or documents delivered thereunder), whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, a Forbearance Agreement or the Plan; PROVIDED, HOWEVER, that no person identified in subclauses (i)-(iii) above shall be released or discharged from any Claims, obligations, suits, judgments, debts or Causes of Action arising out of or in connection with indebtedness for money borrowed by any such person from any of the Debtors; and PROVIDED FURTHER, HOWEVER, that the persons identified in subclause (iii) above shall be released under this Section 11.04(a) only for claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities with respect to which such persons would be entitled to indemnification from the Debtors or the Reorganized Debtors under contract or law.

        (b) RELEASES BY HOLDERS OF CLAIMS. Effective as of the Confirmation Date, but subject to the occurrence of the Effective Date, and except as otherwise provided in the Plan or the Confirmation Order, to the fullest extent permitted under applicable law, in consideration for the obligations of the Persons set forth below under the Plan and, if applicable, a Forbearance Agreement and the Cash, securities, contracts, releases and other agreements or documents to be delivered in connection with the Plan, each Holder (as well as any trustee or agent on behalf of each such Holder) of a Claim and any Affiliate of any such Holder shall be deemed to have forever waived, released and discharged (i) the Debtors, (ii) the Reorganized Debtors, (iii) the Releasees, (iv) the directors, officers and employees of the Debtors who continue in such positions subsequent to the Effective Date and (v) the former directors, officers and employees of the Debtors from any and all claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities, whether for tort, fraud, contract, violations of federal or state securities laws, or otherwise, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, a Forbearance Agreement or the Plan, and/or which may have directly or indirectly impacted or harmed in any way the value of any Claim against any of the Debtors or their Affiliates; PROVIDED, HOWEVER, that the persons identified in subclause (v) above shall be released under this Section 11.04(b) only for claims, obligations, suits, judgments, damages, rights, Causes of Action and liabilities with respect to which such persons would be entitled to indemnification from the Debtors or the Reorganized Debtors under contract or law; and PROVIDED FURTHER, HOWEVER, that those Holders of Class 4 Claims who timely vote to reject the Plan on their Ballot shall not be deemed to have granted a release to any person identified in subclauses (iii)-(v) above pursuant to this
    Section 11.04(b).

    Section 11.05 INDEMNIFICATION. To the extent not inconsistent with the Plan or the Confirmation Order and to the fullest extent permitted by applicable law, including, but not limited to the extent provided in the Debtors' constituent documents, contracts (including, but limited to, any indemnification agreement), statutory law or common law, the Reorganized Debtors will indemnify, hold harmless and reimburse the Exculpated Persons from and against any and all losses, claims, Causes of Action, damages,

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
fees, expenses, liabilities and actions (A) for any act taken or omission made in good faith in connection with or in any way related to negotiating, formulating, implementing, confirming or consummating the Plan, the Disclosure Statement, a Forbearance Agreement or any contract, instrument, release or other agreement or document created in connection with the Plan or the administration of the Chapter 11 Cases or (B) for any act or omission in connection with or arising out of the administration of the Plan or the Property to be distributed under the Plan or the operations or activities of the Reorganized Debtors, and any Claims of any such Exculpated Person against the Debtors or the Reorganized Debtors on account of such indemnification obligations shall be unaltered and Unimpaired within the meaning of section 1124(l) of the Bankruptcy Code, except that none of the Debtors or the Reorganized Debtors shall have any obligation to indemnify any Exculpated Person for any acts or omissions that constitute gross negligence or willful misconduct as such is finally determined by the Bankruptcy Court. Such indemnification obligations shall survive unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date.

    Section 11.06 OTHER DOCUMENTS AND ACTIONS. The Debtors and the Reorganized Debtors are authorized to execute such documents and take such other action as is necessary to effectuate the transactions provided for in the Plan.

    Section 11.07 TERM OF INJUNCTIONS OR STAYS. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under sections 105(a) or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

    Section 11.08 PRESERVATION OF INSURANCE. Except as necessary to be consistent with the Plan, the Plan and the discharge provided herein shall not diminish or impair (A) the enforceability of insurance policies that may cover Claims against the Debtors or any other Person or Entity or (B) the continuation of workers' compensation programs in effect, including self-insurance programs.

    Section 11.09 GUARANTIES. Notwithstanding the existence of guaranties by the Debtors of obligations of any Entity or Entities, and the Debtors' joint obligations with another Entity or Entities with respect to the same obligations, all Claims against the Debtors based upon any such guaranties shall be satisfied, discharged and released in the manner provided in this Plan and the Holders of Claims shall be entitled to only one distribution with respect to any given obligation of the Debtors.

    Section 11.10 WAIVER OF SUBORDINATION RIGHTS. Any distributions under the Plan shall be received and retained free of and from any obligations to hold or transfer the same to any other Creditor, and shall not be subject to levy, garnishment, attachment or other legal process by any Holder by reason of claimed contractual subordination rights and the Confirmation Order shall constitute an injunction enjoining any Person from enforcing or attempting to enforce any contractual, legal or equitable subordination rights to Property distributed under the Plan, in each case other than as provided in the Plan.

    Section 11.11 NO SUCCESSOR LIABILITY. Except as otherwise expressly provided in the Plan, the Debtors, and the Reorganized Debtors do not, pursuant to the Plan or otherwise, assume, agree to perform, pay, or indemnify Creditors or otherwise have any responsibilities for any liabilities or obligations of the Debtors relating to or arising out of the operations of or assets of the Debtors, whether arising prior to, on, or after the Confirmation Date. The Reorganized Debtors are not, or shall not be, successors to the Debtors by reason of any theory of law or equity, and none shall have any successor or transferee liability of any kind or character, except that the Reorganized Debtors shall assume the obligations specified in the Plan and the Confirmation Order.

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
                                  ARTICLE XII
                           RETENTION OF JURISDICTION

    Section 12.01 EXCLUSIVE JURISDICTION OF BANKRUPTCY COURT. Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain after the Effective Date exclusive jurisdiction of all matters arising out of, arising in or related to, the Chapter 11 Cases to the fullest extent permitted by applicable law, including, without limitation, jurisdiction to:

        (a) classify or establish the priority or secured or unsecured status of any Claim or Interest (whether Filed before or after the Effective Date and whether or not contingent, Disputed or unliquidated) or resolve any dispute as to the treatment necessary to Reinstate a Claim pursuant to the Plan;

        (b) grant or deny any applications for allowance of compensation or reimbursement of expenses pursuant to sections 330, 331 or 503(b) of the Bankruptcy Code or otherwise provided for in the Plan, for periods ending on or before the Effective Date;

        (c) determine and resolve any matters related to the assumption, assumption and assignment or rejection of any executory contract or unexpired lease to which any Debtor is a party or with respect to which any Debtor may be liable, and to hear, determine and, if necessary, liquidate any Claims arising therefrom;

        (d) ensure that all payments due under the Plan and performance of the provisions of the Plan are accomplished as provided herein and resolve any issues relating to distributions to Holders of Allowed Claims or Allowed Interests pursuant to the provisions of the Plan;

        (e) construe, take any action and issue such orders, prior to and following the Confirmation Date and consistent with section 1142 of the Bankruptcy Code, as may be necessary for the enforcement, implementation, execution and consummation of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan, including, without limitation, the Disclosure Statement and the Confirmation Order, for the maintenance of the integrity of the Plan and protection of the Reorganized Debtors in accordance with Sections 524 and 1141 of the Bankruptcy Code following consummation;

        (f) determine and resolve any cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation, implementation or enforcement of the Plan (and all Exhibits to the Plan) or the Confirmation Order, including the indemnification and injunction provisions set forth in and contemplated by the Plan or the Confirmation Order, or any Entity's rights arising under or obligations incurred in connection therewith;

        (g) hear any application of the Debtors or Reorganized Debtors to modify the Plan before or after the Effective Date pursuant to section 1127 of the Bankruptcy Code and Section 13.04 hereof or modify the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, in such manner as may be necessary or appropriate to consummate the Plan, to the extent authorized by the Bankruptcy Code and the Plan;

        (h) issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Entity with consummation, implementation or enforcement of the Plan or the Confirmation Order;

ICSL PREPACKAGED PLAN                  31

        (i) enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

        (j) determine any other matters that may arise in connection with or relating to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan, the Disclosure Statement or the Confirmation Order, except as otherwise provided in the Plan;

        (k) determine such other matters and for such other purposes as may be provided in the Confirmation Order;

        (l) hear and determine any other matters related hereto and not inconsistent with chapter 11 of the Bankruptcy Code;

        (m) continue to enforce the automatic stay through the Effective Date;

        (n) hear and determine (i) disputes arising in connection with the interpretation, implementation or enforcement of the Plan or (ii) issues presented or arising under the Plan, including disputes among Holders and arising under agreements, documents or instruments executed in connection with the Plan;

        (o) enter a final decree closing the Chapter 11 Cases or converting them into chapter 7 cases; and

        (p) determine and resolve any and all controversies relating to the rights and obligations of the Indenture Trustee, the Voting Agent and the Disbursing Agent in connection with the Chapter 11 Cases, including, without limitation, any dispute arising in connection with the payment of the reasonable fees and expenses of the Indenture Trustee, the Voting Agent and the Disbursing Agent in connection with their duties in the Chapter 11 Cases.

    Section 12.02 NON-EXCLUSIVE JURISDICTION OF BANKRUPTCY COURT. Following the Effective Date, the Bankruptcy Court will retain non-exclusive jurisdiction of the Chapter 11 Cases to the fullest extent permitted by applicable law, including, without limitation, jurisdiction to:

        (a) allow, disallow, determine, liquidate or estimate any Claim or Interest, including the compromise, settlement and resolution of any request for payment of any Claim, the resolution of any Objections to the allowance of Claims or Interests and to hear and determine any other issue presented hereby or arising hereunder, including during the pendency of any appeal relating to any Objection to such Claim or Interest (to the extent permitted under applicable law);

        (b) recover all assets of the Debtors and Property of their respective Estates, wherever located;

        (c) hear and determine any motions or contested matters involving taxes, tax refunds, tax attributes and tax benefits and similar or related matters with respect to the Debtors or the Debtors' respective Estates arising prior to the Effective Date or relating to the period of administration of the Chapter 11 Cases, including, without limitation, matters concerning federal, state and local taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

        (d) hear and determine any motions, applications, adversary proceedings, contested matters and other litigated matters pending on, Filed or commenced after the Effective Date that may be commenced by the Debtors thereafter, including proceedings with respect to the rights of the Debtors to recover Property under sections 542, 543 or 553 of the Bankruptcy Code, or to bring any Avoidance Action, or to otherwise collect to recover on account of any claim or Cause of Action that the Debtors may have; and

        (e) hear any other matter not inconsistent with the Bankruptcy Code.

ICSL PREPACKAGED PLAN                  32

    Section 12.03 FAILURE OF BANKRUPTCY COURT TO EXERCISE JURISDICTION. If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction over any matter arising under, arising in or related to the Debtors, including with respect to the matters set forth above in Section 12.01 and Section 12.02 hereof, this Article XII shall not prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such subject matter.

                                  ARTICLE XIII
                            MISCELLANEOUS PROVISIONS

    Section 13.01 BINDING EFFECT OF PLAN. The provisions of the Plan shall be binding upon and inure to the benefit of the Debtors, the Estates, the Reorganized Debtors, any Holder of any Claim or Interest treated herein or any Person named or referred to in the Plan, the Indenture Trustee and each of their respective heirs, executors, administrators, representatives, predecessors, successors, assigns, agents, officers and directors, and, to the fullest extent permitted under the Bankruptcy Code and other applicable law, each other Person affected by the Plan.

    Section 13.02 WITHDRAWAL OF THE PLAN. The Debtors reserve the right, at any time prior to Confirmation of the Plan, to revoke or withdraw the Plan; PROVIDED, HOWEVER, that if Class 4 votes to accept the Plan in accordance with
Section 4.01(a) hereof and there has been no material adverse change in the Debtors' condition, the Debtors shall use their best efforts to obtain Confirmation of the Plan. If the Plan is revoked or withdrawn or if the Confirmation Date does not occur, the Plan shall be null and void and have no force and effect. In such event, nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtors or any other Person or to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors.

    Section 13.03 FINAL ORDER. Except as otherwise expressly provided in the Plan, any requirement in the Plan for a Final Order may be waived by the Debtors or, after the Effective Date, the Reorganized Debtors upon written notice to the Bankruptcy Court. No such waiver shall prejudice the right of any party in interest to seek a stay pending appeal of any order that is not a Final Order.

    Section 13.04 MODIFICATION OF THE PLAN. The Debtors may alter, amend or modify the Plan in accordance with section 1127 of the Bankruptcy Code or as otherwise permitted at any time prior to the Confirmation Date; PROVIDED, HOWEVER that any alterations, amendments or modifications to the Plan affecting the substantive rights of the Holders of the Debentures under the Plan may be made by the Debtors only with Steering Committee Consent. After the Confirmation Date and prior to the substantial consummation of the Plan, and in accordance with the provisions of section 1127(b) of the Bankruptcy Code and the Bankruptcy Rules, the Debtors (with Steering Committee Consent) and any party in interest may, so long as the treatment of Holders of Claims or Interests under the Plan is not adversely affected, institute proceedings in the Bankruptcy Court to remedy any defect or omission or to reconcile any inconsistencies in the Plan, the Disclosure Statement or the Confirmation Order and any other matters as may be necessary to carry out the purposes and effects of the Plan; PROVIDED, HOWEVER, prior notice of such proceedings shall be served in accordance with Bankruptcy Rules 2002 and 9014.

    Section 13.05 BUSINESS DAYS. If any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

    Section 13.06 SEVERABILITY. Should the Bankruptcy Court determine, prior to the Confirmation Date, that any provision of the Plan is either illegal on its face or illegal as applied to any Claim or Interest, such provision shall be unenforceable as to all Holders of Claims or Interests or to the specific Holder of such Claim or Interest, as the case may be, as to which such provision is illegal. Unless otherwise determined by the Bankruptcy Court, such a determination of unenforceability shall in no way limit or

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
affect the enforceability and operative effect of any other provision of the Plan. The Debtors reserve the right not to proceed with Confirmation or consummation of the Plan if any such ruling occurs and agree not to proceed with Confirmation or consummation if upon such a ruling the Steering Committee requests that the Debtors not proceed with confirmation or consummation of the Plan.

    Section 13.07 GOVERNING LAW. EXCEPT TO THE EXTENT THAT THE BANKRUPTCY CODE OR BANKRUPTCY RULES OR OTHER FEDERAL LAWS ARE APPLICABLE, AND SUBJECT TO THE PROVISIONS OF ANY CONTRACT, INSTRUMENT, RELEASE, INDENTURE OR OTHER AGREEMENT OR DOCUMENT ENTERED INTO IN CONNECTION WITH THE PLAN, THE CONSTRUCTION, IMPLEMENTATION AND ENFORCEMENT OF THE PLAN AND ALL RIGHTS AND OBLIGATION ARISING UNDER THE PLAN SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO CONFLICTS-OF-LAW PRINCIPLES WHICH WOULD APPLY THE LAW OF A JURISDICTION OTHER THAN THE STATE OF DELAWARE OR THE UNITED STATES OF AMERICA.

    Section 13.08 DISSOLUTION OF COMMITTEES. On the Effective Date, any Committee shall be automatically dissolved and all members, Professionals and agents of such Committee shall be deemed released of their duties, responsibilities and obligations, and shall be without further duties, responsibilities and authority in connection with the Debtors, the Chapter 11 Cases, the Plan or its implementation.

    Section 13.09 PAYMENT OF STATUTORY FEES. All U.S. Trustee's Fee Claims, as determined, if necessary, by the Bankruptcy Court at the hearing pursuant to section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

    Section 13.10 NOTICES. Any notice required or permitted to be provided under this Plan shall be in writing and served by either (A) certified mail, return receipt requested, postage prepaid, (B) hand delivery or (C) reputable overnight delivery service, freight prepaid, to be addressed as follows:

    If to the Debtors:

             Innovative Clinical Solutions, Ltd.
             10 Dorrance Street, Suite 400
             Providence, Rhode Island 02903
             Attn.: Michael T. Heffernan, President and Chief Executive Officer

    With a copy to:

             Katten Muchin Zavis
             525 West Monroe Street
             Suite 1600
             Chicago, Illinois 60661
             Attn.: Jeff J. Marwil, Esq.

               - and -

             Hinckley, Allen & Snyder LLP
             1500 Fleet Center
             Providence, Rhode Island 02903
             Attn.: Margaret D. Farrell, Esq.

    If to the Steering Committee:

             MJ Whitman & Co.
             767 Third Avenue

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
             New York, New York 10017-2023
             Attn.: Martin J. Whitman

    With a copy to:

             White & Case LLP
             1155 Avenue of the Americas
             New York, New York 10036
             Attn.: Andrew DeNatale, Esq.

    If to the United States Trustee:

             Office of the United States Trustee
             601 Walnut Street, Curtis Center
             Suite 950 West
             Philadelphia, Pennsylvania 19106
             Attn.: United States Trustee

    Section 13.11 FILING OF ADDITIONAL DOCUMENTS. On or before substantial consummation of the Plan, the Debtor shall issue, execute, deliver, and File with the Bankruptcy Court or record any agreements and other documents, and take any action as may be necessary or appropriate to effectuate, consummate and further evidence the terms and conditions of the Plan.

    Section 13.12 SECTION 1125 OF THE BANKRUPTCY CODE. (a) The Debtors (and to the extent, if any, that they are deemed to have solicited acceptances of the Plan, the Steering Committee and any entity party to a Forbearance Agreement) have, and upon Confirmation of the Plan shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and (b) the Debtors (and to the extent, if any, that they are deemed to have participated in the offer, issuance, sale and purchase of the securities offered and sold under the Plan, the Steering Committee and any entity party to a Forbearance Agreement) (and each of their respective Affiliates, officers, directors, employees, consultants, agents, advisors, members, attorneys, accountants, financial advisors, other representatives and Professionals), have participated in good faith and in compliance with the applicable provisions of the Securities Act and the Bankruptcy Code in the offer, issuance, sale, and purchase of the securities offered and sold under the Plan, and are not, and on account of such offer, issuance, sale, solicitation, and/or purchase will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer, issuance, sale, or purchase of the securities offered and sold under the Plan.

    Section 13.13 SECTION 1146 EXEMPTION. To the fullest extent permitted under section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of any security under the Plan, if any, or the execution, delivery or recording of an instrument of transfer under the Plan, or the revesting, transfer or sale of any real or other Property of or to the Debtors or the Reorganized Debtors, shall not be taxed under any state or local law imposing a stamp tax, transfer tax or similar tax or fee. Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any documentary stamp tax, deed stamps, stamp tax, transfer tax, mortgage recording tax, intangible tax or similar tax.

    Section 13.14 SECTION 1145 EXEMPTION. To the fullest extent permitted under section 1145 of the Bankruptcy Code, the issuance of (a) the New ICSL Common Stock to the Holders of Allowed Class 4 Claims and Allowed Class 6 Interests on the Effective Date and (b) any options to purchase New ICSL Common Stock pursuant to the Option Plan shall be exempt from the registration requirements of Section 5 of the Securities Act and any and all federal, state and local laws requiring the registration or licensing of an issuer, underwriter, broker or dealer in such securities.

ICSL PREPACKAGED PLAN                  35

    Section 13.15 TIME. Unless otherwise specified herein, in computing any period of time prescribed or allowed by the Plan, the day of the act or event from which the designated period begins to run shall not be included. The last day of the period so computed shall be included, unless it is not a Business Day, in which event the period runs until the end of next succeeding day that is a Business Day. Otherwise, the provisions of Bankruptcy Rule 9006 shall apply.

    Section 13.16 INTEREST. Except as to Priority Tax Claims and Class 4 Debenture Claims, and unless entitled to other treatment under section 506(b) of the Bankruptcy Code, or unless otherwise specifically provided for in the Plan or Confirmation Order or Allowed by a Final Order of the Bankruptcy Court, Claims arising before the Petition Date shall accrue and be paid postpetition interest at such contractual or statutory rate to which the Holders of such Claims are entitled.

    Section 13.17 NO ATTORNEYS' FEES. No attorneys' fees will be paid by the Debtors with respect to any Claim or Interest except as expressly specified herein or Allowed by a Final Order of the Bankruptcy Court.

    Section 13.18 NO INJUNCTIVE RELIEF. No Claim or Interest shall under any circumstances be entitled to specific performance or other injunctive, equitable or other prospective relief.

    Section 13.19 NON-VOTING EQUITY SECURITIES. The Debtors shall comply with the provisions of section 1123(a)(6) of the Bankruptcy Code.

    Section 13.20 CONTINUED CONFIDENTIALITY OBLIGATIONS. Pursuant to the terms thereof, members of and advisors to the Steering Committee and any Committee, any other Holder of a Claim or Interest and their respective predecessors, successors and assigns shall continue to be obligated and bound by the terms of any confidentiality agreement executed by them in connection with these Chapter 11 Cases or the Debtors, to the extent that such agreement, by its terms, may continue in effect after the Confirmation Date.

    Section 13.21 NO ADMISSIONS OR WAIVERS. Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed an admission or waiver by the Debtors with respect to any matter set forth herein, including, without limitation, liability on any Claim or Interest or the propriety of any classification of any Claim or Interest.

    Section 13.22 ENTIRE AGREEMENT. The Plan sets forth the entire agreement and undertakings relating to the subject matter hereof and supersedes all prior discussions and documents. The Debtors shall not be bound by any terms, conditions, definitions, warranties, understandings, or representations with respect to the subject matter hereof, other than as expressly provided for herein or as may hereafter be agreed to by the parties in writing.

    Section 13.23 WAIVER. The Debtors or the Reorganized Debtors, as applicable, reserve the right, with Steering Committee Consent, to waive any provision of this Plan to the extent such provision is for the sole benefit of the Debtors and/or their officers or directors.

    Section 13.24 BAR DATE FOR PROFESSIONALS. Applications for compensation for services rendered and reimbursement of expenses incurred by Professionals
(a) from the latter of the Petition Date or the date on which retention was approved through the Effective Date or (b) at any time during the Chapter 11 Cases when such compensation is sought pursuant to sections 503(b)(3) through
(b)(5) of the Bankruptcy Code, shall be Filed no later than forty-five
(45) days after the Effective Date or such later date as the Bankruptcy Court approves, and shall be served on (i) the Debtors at the address set forth in
Section 13.10 of the Plan, (ii) counsel to the Debtors at the addresses set forth in Section 13.10 of the Plan, (iii) counsel to the Steering Committee at the address set forth in Section 13.10 of the Plan, (iv) counsel to any Committee and (v) the Office of the United States Trustee, 601 Walnut Street, Curtis Center, Suite 950 West, Philadelphia, Pennsylvania 19106. Applications that are not timely Filed will not be considered by the Court. The Reorganized Debtors may pay any Professional fees and expenses incurred after the Effective Date without any application to the Bankruptcy Court.

ICSL PREPACKAGED PLAN                  36

                              CONFIRMATION REQUEST

    The Debtors hereby request confirmation of the Plan pursuant to section 1129(a) or section 1129(b) of the Bankruptcy Code.

Dated: June 1, 2000                                  INNOVATIVE CLINICAL SOLUTIONS, LTD.
                                                     (for itself and on behalf of the Subsidiary
                                                     Debtors)

                                                     By:  /s/ MICHAEL T. HEFFERNAN
                                                          --------------------------------------------
                                                          Name: Michael T. Heffernan
                                                          Title: CHIEF EXECUTIVE OFFICER AND PRESIDENT

Katten Muchin Zavis
525 West Monroe Street
Suite 1600
Chicago, Illinois 60661
Attn.: Jeff J. Marwil, Esq.
(312) 902-5200

    - and -

Saul, Ewing, Remick & Saul LLP
222 Delaware Avenue
Suite 1200
Wilmington, Delaware 19801
Attn.: Norman L. Pernick, Esq.
(302) 421-6800

Co-Counsel for Debtors and
Debtors-in-Possession

ICSL PREPACKAGED PLAN                  37

                                   EXHIBIT A
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                           LIST OF SUBSIDIARY DEBTORS

                           LIST OF SUBSIDIARY DEBTORS

DEBTOR                                                        RELATIONSHIP
------                                                        ------------
Oncology Therapies of America, Inc..........................  Affiliate
Oncology Therapies, Inc.....................................  Affiliate
Northern Virginia Radiation Care, Inc.......................  Affiliate
Atlanta Radiation Care, Inc.................................  Affiliate
Diagnostic Imaging of Biltmore, Inc.........................  Affiliate
Charlotte Radiation Care, Inc...............................  Affiliate
Chattanooga Radiation Care, Inc.............................  Affiliate
Montgomery Radiation Care at Baptist, Inc...................  Affiliate
Vista Radiation Care, Inc...................................  Affiliate
College Park Radiation Care, Inc............................  Affiliate
Rockville Radiation Care, Inc...............................  Affiliate
Waldorf Radiation Care, Inc.................................  Affiliate
Orlando Radiation Care, Inc.................................  Affiliate
University Place Radiation Care, Inc........................  Affiliate
Falls Church Radiation Care, Inc............................  Affiliate
Montgomery Radiation Care, Inc..............................  Affiliate
North Atlanta Radiation Care, Inc...........................  Affiliate
North Fulton Radiation Care, Inc............................  Affiliate
Nashville Radiation Care, Inc...............................  Affiliate
Clinical Studies, Ltd.......................................  Affiliate
Clinical Marketing, Ltd.....................................  Affiliate
PhyMatrix Pulmonary Network, Inc............................  Affiliate
Breathco Incorporated.......................................  Affiliate
PhyMatrix Urology Network, Inc..............................  Affiliate
Urology Consultant of South Florida, Inc....................  Affiliate
PhyMatrix Network Management, Inc...........................  Affiliate
Physician Consultant & Management Co. of NC, Inc............  Affiliate
Physician Consultant & Management Co. of NY, Inc............  Affiliate
Physician Consultant & Management Company, Inc..............  Affiliate
PhyMatrix Management Co., Inc...............................  Affiliate
BAB Rad, Inc................................................  Affiliate
Deer Co., Inc...............................................  Affiliate
CCC Duramed, Inc............................................  Affiliate
CCC Indiana Lithotripsy, Inc................................  Affiliate
CCC Lithotripsy, Inc........................................  Affiliate
CCC National Lithotripsy, Inc...............................  Affiliate
CCC Rehab, Inc..............................................  Affiliate
CCC of Melbourne, Inc.......................................  Affiliate
Clinical Studies, Inc.......................................  Affiliate
Dasco Development West, Inc.................................  Affiliate
DDC Real Estate, Corp.......................................  Affiliate
Garden Surgery Center of Palm Beach County, Inc.............  Affiliate
First Choice Health Care Services of Ft. Lauderdale, Inc....  Affiliate
Lithotripsy America, Inc....................................  Affiliate
PhyMatrix of Atlanta, Inc...................................  Affiliate
PhyMatrix Northeast, Inc....................................  Affiliate
PhyMatrix of Dade County, Inc...............................  Affiliate
PhyMatrix Diagnostic Imaging Northeast, Inc.................  Affiliate

LIST OF SUBSIDIARY DEBTORS

DEBTOR                                                        RELATIONSHIP
------                                                        ------------
PhyMatrix Diagnostic Imaging, Inc...........................  Affiliate
PhyMatrix Mid-Atlantic Management, Inc......................  Affiliate
PhyMatrix Network Management IPA I, Inc.....................  Affiliate
PhyMatrix Network Management IPA II, Inc....................  Affiliate
PhyMatrix of Manatee County, Inc............................  Affiliate
PhyMatrix of Tampa, Inc.....................................  Affiliate
PhyMatrix Physician Management, Inc.........................  Affiliate
PhyMatrix Psychological Management, Inc.....................  Affiliate
PhyMatrix Endoscopy Center, Inc.............................  Affiliate
PhyMatrix of New Jersey, Inc................................  Affiliate
PhyMatrix of Brooklyn, Inc..................................  Affiliate
PhyMatrix of Central Georgia, Inc...........................  Affiliate
Pinnacle Associates, Inc....................................  Affiliate
ICSL Services, Inc..........................................  Affiliate
DeKalb Endoscopy Center, Inc................................  Affiliate
Infumatrix, Inc.............................................  Affiliate
First Phynet, Inc...........................................  Affiliate

LIST OF SUBSIDIARY DEBTORS

                                   EXHIBIT B
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                                  OPTION PLAN

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.
                             2000 STOCK OPTION PLAN

    1.  PURPOSE

    Innovative Clinical Solutions, Ltd. (the "Company") desires to attract and retain the best available talent and encourage the highest level of performance by employees and other persons who perform services for the Company in order to serve the best interests of the Company and its stockholders. By affording eligible persons the opportunity to acquire proprietary interests in the Company and by providing them incentives to put forth maximum efforts for the success of the Company's business, the Innovative Clinical Solutions, Ltd. 2000 Stock Option Plan (the "Plan") is expected to contribute to the attainment of those objectives.

    2.  OPTIONS AND SHARES OF COMMON STOCK SUBJECT TO THE PLAN

    Option grants under the Plan may be granted in the form of (i) incentive stock options ("incentive stock options") as provided in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to purchase shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock"); (ii) options to purchase shares of Common Stock which are not intended to qualify as incentive stock options ("non-qualified options") (unless otherwise indicated, references in the Plan to "options" include incentive stock options and non-qualified options) or (iii) any combination of the foregoing as the Committee (as defined in paragraph 3(a)) shall determine. The maximum aggregate number of shares of Common Stock as to which options may be granted from time to time under the Plan is 2,285,714 shares,(1) of which 142,855 shares(2) will be available for grants to nonemployee directors and the balance shall be available for grants to other eligible participants, in each case subject to adjustment as provided in paragraph 11. The shares available may be in whole or in part, as the Board of Directors of the Company (the "Board of Directors") shall from time to time determine, authorized but unissued shares or issued shares reacquired by the Company. Unless otherwise provided by the Committee, shares covered by expired or terminated options will be available for subsequent option grants under the Plan. Any shares issued by the Company in respect of the assumption or substitution of outstanding options from a corporation or other business entity by the Company shall not reduce the number of shares available for option grants under the Plan.

    3.  ADMINISTRATION

        (a) The Plan shall be administered by a committee (the "Committee") consisting of not less than two members of the Board of Directors who are selected by the Board of Directors. The term "Committee" shall refer to the Board of Directors if at any time no committee of the Board of Directors is constituted to administer the Plan.

        (b) The Committee shall have plenary authority in its discretion, subject to and not inconsistent with the express provisions of the Plan (i) to grant options, (ii) to determine the purchase price of the shares of Common Stock covered by each option, (iii) the term of each option, (iv) the persons to whom, and the time or times at which options shall be granted, (v) the number of shares to be covered by each option, (vi) to designate options as incentive stock options or non-qualified options, (vii) to interpret the Plan, (viii) to prescribe, amend and rescind rules and regulations relating to the Plan,
(ix) to determine the terms and provisions of the option agreements as described in paragraph 14 (which need not be identical), and (x) to make all other determinations deemed necessary or advisable for the administration of the Plan. Except to the extent prohibited by any applicable law, rule or regulation, including, without limitation, the requirements applicable under Section 162(m) of the Code to any option granted under the plan intended

------------------------
(1) Sixteen percent of outstanding Common Stock on a fully diluted basis on the Effective Date of the Plan.

(2) One percent of the outstanding Common Stock on a fully diluted basis on the Effective Date of the Plan.

ICSL STOCK OPTION PLAN
to be "qualified performance-based compensation," or the requirements for any award granted under the Plan to an officer or director to be covered by any exemptive rule under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including Rule 16b-3, or any successor rule, as the same may be amended from time to time), the Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

        (c) The Committee may employ attorneys, consultants, accountants or other persons and the Committee, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all persons who have received option grants, the Company and all other interested persons. No member or agent of the Committee shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan or option grants made thereunder, and all members and agents of the Committee and the Board of Directors shall be fully indemnified and protected by the Company in respect of any such action, determination or interpretation.

    4.  ELIGIBILITY; FACTORS TO BE CONSIDERED IN GRANTING OPTIONS

        (a) Subject to the limitations on the granting of options otherwise set forth in the Plan, option grants will be limited to employees and directors (whether or not also employees) of the Company or a Subsidiary (as defined in the last sentence of this paragraph 4(a)) and to individuals who are not employees but who provide services to the Company or a Subsidiary, but only to the extent any such non-employees (i) are natural persons; (ii) provide BONA FIDE services to the Company or a Subsidiary; and (iii) provide services that are not in connection with the offer or sale of the Company's or a Subsidiary's securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's or a Subsidiary's securities (such service providers who are neither employees nor directors are referred to in the Plan as "consultants"). In determining the eligible individuals to whom options shall be granted and the number of shares to be covered by each option, the Committee shall take into account the nature of the individuals' duties, their present and potential contributions to the success of the Company and such other factors as it shall deem relevant in connection with accomplishing the purposes of the Plan. An eligible individual who has been selected by the Committee to participate in the Plan and who holds an outstanding option under the Plan is referred to in the Plan as an "optionee." As used in the Plan, "Subsidiary" shall mean any present or future corporation which is or would be a "subsidiary corporation" of the Company as such term is defined in
Section 424(f) of the Code.

        (b) Option grants may be granted singly, in combination or in tandem and may be made in combination or in tandem with, in replacement of, or as alternatives to, awards or grants under any other employee plan maintained by the Company and/or any Subsidiary. No incentive stock option shall be granted to any individual otherwise eligible to participate in the Plan who is not an employee of the Company or a Subsidiary on the date of granting of such option. An optionee who has been granted an option or options under the Plan may be granted additional options, subject to such limitations as may be imposed by the Code on the grant of incentive stock options. No grant of incentive stock options (under the Plan and any other "incentive stock option" plans of the Company, any Subsidiary and any "parent corporation" of the Company within the meaning of Section 424(e) of the Code) shall result in the aggregate fair market value of Common Stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to subsection (d) of such Section) are exercisable for the first time by any employee during any calendar year (determined at the time the incentive stock option is granted) exceeding $100,000.

ICSL STOCK OPTION PLAN                 2

        (c) Notwithstanding any other provision contained in the Plan to the contrary, the maximum number of shares of Common Stock which may be subject to options granted under the Plan to any single optionee during any calendar year shall not exceed 457,143 shares of Common Stock.

        (d) As of the effective date of the Plan, nonqualified options, evidenced by Agreements substantially in the form of APPENDIX A hereto, shall be granted to the employees of the Company, as listed on SCHEDULE I hereto, to purchase the number of shares of Common Stock that are allocated on SCHEDULE I to such employees, at the option exercise price as specified in paragraph 5(c), subject to proportionate adjustment as otherwise provided in paragraph 12 and the other terms and conditions of the Plan and such Agreements.

        (e) As of the effective date of the Plan, nonqualified options evidenced by Agreements substantially in the form of APPENDIX B hereto shall be granted to the directors of the Company as listed on SCHEDULE I hereto, to purchase the number of shares of Common Stock that are allocated on SCHEDULE I to such directors, at the option exercise price as specified in paragraph 5(c), subject to proportionate adjustment as otherwise provided in paragraph 12 and the other terms and conditions of the Plan and such Agreements.

        (f) The adoption of the Plan shall not be deemed to give any employee of the Company or any Subsidiary or any other person any right to be selected to participate in the Plan or to be granted an option under the Plan. No person shall have any rights or claims under the Plan except in accordance with the provisions of the Plan and the applicable option agreement.

    5.  PURCHASE PRICE

        (a) The purchase price of a share of the Common Stock covered by each option shall be determined by the Committee, but, subject to paragraphs 5(b) and 5(c), shall, in the case of any incentive stock option, not be less than 100% of the fair market value (as hereinafter defined, the "Market Value") of a share of the Common Stock on the date such incentive stock option is granted, and such purchase price of any option granted under the Plan shall not be reduced, by action of the Committee or the Board of Directors or otherwise, at any time after the date such option is granted (subject to Section 11(a)). For purposes of the Plan, the Market Value of a share of Common Stock shall be the closing price for a share of Common Stock on the date of the determination, or if such date is not a trading day, then on the most recently preceding trading day; PROVIDED, HOWEVER, that for purposes of any incentive stock options granted under the Plan, such Market Value shall be determined subject to
Section 422(c)(7) of the Code. The closing price for a share of Common Stock shall be: (i) if the Common Stock shall be listed or admitted to trading on any national securities exchange, the average of the last reported sales prices on the specified days (or if there is no reported sale on any such trading date, the average of the closing bid and asked prices on such trading date); (ii) if the Common Stock is not traded or admitted to trading on any national securities exchange, the closing price, if reported, or if the closing price is not reported, the average of the closing bid and asked prices, as reported by The Nasdaq Stock Market-Registered Trademark- or similar source or, if no such source exists, as furnished by two members of the National Association of Securities Dealers, Inc., selected by the Committee for that purpose, on the specified dates; or (iii) if the Common Stock is not traded or admitted to trading on any national securities exchange or The Nasdaq Stock Market-Registered Trademark-, the closing price on such dates as determined in good faith by the Committee or the Board of Directors. The Committee shall determine the date on which an option under the Plan is granted, PROVIDED that such date is consistent with the Code and any applicable rules or regulations thereunder. In the absence of such determination, the date on which the Committee adopts a resolution granting an option shall be considered the date on which such option is granted, PROVIDED the optionee to whom the option is granted is promptly notified of the grant and an option agreement is duly executed as of the date of the resolution. The purchase price shall be subject to adjustment as provided in paragraph 11(a).

ICSL STOCK OPTION PLAN                 3

        (b) No incentive stock option shall be granted to an employee under the Plan who owns (within the meaning of Section 424(d) of the Code), at the time the option is granted, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a Subsidiary or any "parent corporation" of the Company within the meaning of Section 424(e) of the Code. This restriction does not apply if at the time such incentive stock option is granted the option exercise price per share of Common Stock subject to the option is at least 110% of the Market Value of a share of Common Stock on the date such incentive stock option is granted, and the incentive stock option by its terms is not exercisable after the expiration of five years from such date of grant.

        (c) Notwithstanding the provisions of paragraph 5(a) to the contrary, for purposes of determining the purchase price of shares of Common Stock covered by options granted as of the effective date of the Plan, the Market Value of a share of Common Stock shall be equal to the lesser of (i) the average of the closing prices on the thirtieth (30(th)) through the sixtieth (60(th)) day (inclusive) immediately following the Effective Date as determined in accordance with paragraph 5(a) or (ii) $9.25926 multiplied by the average of the average of the closing bid and asked prices of the Company's 6 3/4% Convertible Subordinated Debentures due 2003 (the "Debentures") as reported by Interactive Data Corporation for the five trading days immediately prior to filing of the Prepackaged Plan referred to in paragraph 12 hereof with the U.S. Bankruptcy Court, expressed as a percentage of the principal amount of the Debentures.

    6.  TERMS OF OPTION GRANTS

    The term of each option granted under the Plan shall be determined by the Committee and set forth in the option agreement evidencing such option, PROVIDED, HOWEVER, that, subject to paragraph 5(b) and earlier termination as provided in paragraphs 9 and 10, no option shall be exercisable after ten
(10) years from the date such option was granted.

    7.  EXERCISE; LOANS

        (a) Subject to the provisions of the Plan, an option granted under the Plan shall become vested and exercisable as determined by the Committee and set forth in the option agreement evidencing such option. The Committee may, in its discretion, determine as a condition of any option, that all or a stated percentage of the option shall only become exercisable, in installments or otherwise, after completion of a specified period of service with the Company and the Subsidiaries or subject to any other condition or conditions.

        (b) The Committee may also, in its discretion, accelerate the exercisability of any options at any time and provide, in any option agreement, that the option shall become immediately exercisable as to all or any portion of the shares of Common Stock remaining subject to the option on or following a Change of Control (as defined in this paragraph). The date upon which a Change of Control occurs shall be referred to herein as an "acceleration date"). A "Change of Control" shall be deemed to have occurred as of the first day any one or more of the following conditions shall have been satisfied:

        (i) Any individual, corporation (other than the Company or any Subsidiary), partnership, trust, association, pool, syndicate, or any other entity or any group of persons acting in concert (other than (x) any employee benefit plan (or any trust forming a part thereof) of the Company or any Subsidiary or (y) any person or group of persons who shall directly or indirectly own twenty percent (20%) or more of the Common Stock to be distributed as of the "Effective Date" in connection with the consummation of the "Prepackaged Plan" (as such terms are defined in the Prepackaged Plan referred to in paragraph 12)) becomes the beneficial owner, as that concept is defined in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Exchange Act of securities of the Company possessing either (X) thirty percent (30%) or more of the voting power for the election of directors of the Company or (Y) thirty percent (30%) or more in value of the outstanding equity securities (or the right to acquire thirty (30%) per cent or more) of the Company;

ICSL STOCK OPTION PLAN                 4

        (ii) There shall be consummated any consolidation, merger, or other business combination involving the Company or the securities of the Company in which (X) holders of voting securities of the Company immediately prior to such consummation own, as a group, immediately after such consummation, voting securities of the Company (or, if the Company does not survive such transaction, voting securities of the corporation surviving such transaction) having less than fifty percent (50%) of the total voting power in an election of directors of the Company (or such other surviving corporation) or
             (Y) holders of equity securities of the Company immediately prior to such consummation own, as a group, immediately after such consummation, equity securities of the Company (or, if the Company does not survive such transaction, voting securities of the corporation surviving such transaction) having less than fifty percent (50%) of the equity securities of the Company (or such other surviving corporation);

       (iii) During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the directors of the Company cease for any reason other than voluntary resignation, death, disability or retirement to constitute at least a majority thereof unless the election, or the nomination for election by the Company's shareholders, of each new director of the Company was approved by a vote of at least two-thirds ( 2/3) of the directors of the Company then still in office who were directors of the Company at the beginning of any such period; or

        (iv) There shall be consummated any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of assets representing at least 75% of the assets of the Company (on a consolidated basis) to a party which is not controlled by or under common control with the Company.

        (c) An option may be exercised at any time or from time to time (subject, in the case of an incentive stock option, to such restrictions as may be imposed by the Code), as to any or all full shares of Common Stock as to which the option has become exercisable. Notwithstanding the foregoing provision, no option may be exercised without the prior consent of the Committee by an employee who is subject to Section 16(b) of the Exchange Act until the expiration of six months from the date of the grant of the option.

        (d) The purchase price of the shares as to which an option is exercised shall be paid in full to the Company at the time of exercise; payment may be made (i) in cash, which may be paid by check, or other instrument acceptable to the Company; (ii) with the consent of the Committee, and subject to such terms and conditions as it may determine, by delivery of shares of the Common Stock which have been owned by the optionee exercising such option for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes), valued at the Market Value on the date of exercise, or (iii) at the discretion of the Committee, in accordance with a cashless exercise program (through broker accommodation), if any, established by the Committee. In addition, the optionee exercising such option shall promptly pay to the Company in cash any amount necessary to satisfy all applicable federal, state or local tax requirements (and in no event shall Common Stock be delivered with respect to such option until all such amounts have been fully paid to the Company). The Committee may permit such amount to be paid in shares of Common Stock previously owned by the optionee for more than six months prior to such payment (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes), or a portion of the shares of Common Stock that otherwise would be distributed to such optionee upon exercise of the option (PROVIDED, HOWEVER, that the amount of any Common Stock so withheld shall not exceed the amount necessary to satisfy the Company's or any Subsidiary's required tax withholding obligations using the minimum statutory withholding rates for Federal, state, local and foreign tax purposes, including payroll taxes, that are applicable to supplemental taxable income), in either case, based on the Market Value of such shares on the date of payment, as

ICSL STOCK OPTION PLAN                 5
determined by the Committee, or a combination of cash and shares of such Common Stock. The Company or a Subsidiary shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such optionee.

        (e) Except as provided in paragraphs 8, 9 and 10, no options may be exercised at any time unless the holder thereof is then an employee of or performing services for the Company or one of its Subsidiaries.

        (f) Upon, but not until, the exercise of an option or portion thereof in accordance with the Plan, the applicable option agreement and such rules and regulations as may be established by the Committee, the holder thereof shall have the rights of a stockholder with respect to the shares issued as a result of such exercise.

        (g) The Company may make loans to such optionees as the Committee, in its discretion, may determine (including a holder who is a director or officer of the Company) in connection with the exercise of options granted under the Plan; PROVIDED, HOWEVER, that the Committee shall not authorize the making of any loan where the possession of such discretion or the making of such loan would result in a "modification" (as defined in Section 424 of the Code) of any incentive stock option. Such loans shall be subject to the following terms and conditions and such other terms and conditions as the Committee shall determine not inconsistent with the Plan. Such loans shall bear interest at such rates as the Committee shall determine from time to time, which rates may be below then current market rates (except in the case of incentive stock options). In no event may any such loan exceed the fair market value, at the date of exercise, of the shares covered by the option, or portion thereof, exercised by the holder. No loan shall have an initial term exceeding five years, but any such loan may be renewable at the discretion of the Committee. When a loan shall have been made, shares of Common Stock having a fair market value at least equal to the principal amount of the loan shall be pledged by the holder to the Company as security for payment of the unpaid balance of the loan. Every loan shall comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction.

    8.  TRANSFERABILITY OF OPTIONS

        (a) Except as otherwise provided in this paragraph 8, options granted under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee who received such option only by such optionee.

        (b) No transfer of any options by will or the laws of descent and distribution shall be effective to bind the Company unless the Committee shall have been furnished with (i) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and (ii) an agreement by the transferee to comply with all the terms and conditions of the option grant that are or would have been applicable to the individual to whom the option was granted and to be bound by the acknowledgments made by such individual in connection with the grant of the option.

        (c) With the approval of the Committee and subject to such conditions as the Committee may prescribe, an optionee may, upon providing written notice to the Secretary of the Company, elect to transfer any or all such optionee's non-qualified options to such optionee's spouse, children, grandchildren and the spouses of children and grandchildren or to trusts for the benefit of the optionee and/or any of the foregoing family members of the optionee or to partnerships in which the optionee and/or such family members are the only partners ("Permitted Transferees"); PROVIDED, HOWEVER, that no such transfer by any optionee may be made in exchange for consideration and following any such transfer the option may not be subsequently transferred; and PROVIDED FURTHER, HOWEVER, that following any such transfer, the exercise, vesting and termination provisions of such option and the Plan shall continue to be applied with respect to the optionee who transferred such option.

ICSL STOCK OPTION PLAN                 6

        (d) If any rights exercisable by the optionee or benefits deliverable to an optionee under the Plan have not been exercised or delivered, respectively, at the time of the optionee's death, such rights shall be exercisable by the optionee's Designated Beneficiary, and such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of the Plan and the applicable option agreement. The "Designated Beneficiary" shall be the beneficiary or beneficiaries designated by the optionee in a writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased optionee fails to designate a beneficiary, or if the Designated Beneficiary does not survive the optionee, any rights that would have been exercisable by the optionee and any benefits distributable to the optionee shall be exercised by or distributed to the legal representative of the estate of the optionee. If a deceased optionee designates a beneficiary but the Designated Beneficiary dies before the Designated Beneficiary's exercise of all rights under the Plan or the option agreement or before the complete distribution of benefits to the Designated Beneficiary under the option agreement, then any rights that would have been exercisable by the Designated Beneficiary shall be exercised by the legal representative of the estate of the Designated Beneficiary, and any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.

    9.  TERMINATION OF SERVICE

        (a) Unless otherwise determined by the Committee and stated in the option agreement, and subject to such restrictions as may be imposed by the Code in the case of any incentive stock options, in the event that the employment or other period of service with the Company and the Subsidiaries of an optionee to whom an option has been granted under the Plan shall be terminated (except as set forth in paragraph 10), such option may, subject to the provisions of the Plan, be exercised (to the extent that the optionee was entitled to do so under the Plan and the optionee's option agreement at the termination of his employment or period of service) at any time within three months after such termination, or, in the case of an employee whose termination results from retirement from active employment at or after age 55 (as determined by the Committee in its good faith discretion) within one year after such termination, but in no case later than the date on which the option expires; PROVIDED, HOWEVER, that any option held by an employee or consultant whose employment or service with the Company or a Subsidiary is terminated for cause (as determined by the Committee in its good faith discretion) shall forthwith terminate, to the extent not theretofore exercised.

        (b) Options granted under the Plan shall not be affected by any change of duties or position so long as the optionee holding any such option continues to be an employee, director or consultant of the Company or any of its Subsidiaries, subject to any applicable limitations on the holding of incentive stock options. Any option agreement, or any rules and regulations relating to the Plan, may contain such provisions as the Committee shall approve with reference to the determination of the date employment or period of service with the Company and any Subsidiary terminates and the effect of leaves of absence. Any such rules and regulations with reference to any option agreement shall be consistent with the provisions of the Code and any applicable rules and regulations thereunder.

        (c) Nothing in the Plan or in any option granted pursuant to the Plan shall confer upon any employee, director or consultant any right to continue in the employ of, or in any other relationship with, the Company or any of its Subsidiaries or interfere in any way with the right of the Company or any such Subsidiary to terminate any such employment or other relationship at any time.

    10.  DEATH OR TOTAL DISABILITY OF OPTIONEE

    If an optionee ceases to be an employee, director or consultant of the Company or any Subsidiary by reason of "total disability," such optionee's option may be exercised, to the extent that the optionee or a Permitted Transferee of the option was entitled to do so at the termination of employment or service with the Company or such a Subsidiary, as set forth herein and in the optionee's option agreement (subject to the restrictions set forth in paragraph 7 or otherwise applicable with respect to persons subject to

ICSL STOCK OPTION PLAN                 7

Section 16(b) of the Exchange Act) at any time within one year after the date of such termination of employment or service, but in no case later than the date on which the option expires. If an optionee shall die while an employee, director or consultant of the Company or its Subsidiaries or within three months (or, in the case of an employee whose termination results from disability or retirement from active employment at or after age 55, within one year) after the termination of such employment or other relationship with the Company or such a Subsidiary (other than termination for cause), such optionee's option may be exercised, to the extent that the optionee or a Permitted Transferee of the option was entitled to do so at the termination of employment or service with the Company or such as Subsidiary (or at the date of death, if later), as set forth herein and in the optionee's option agreement by the optionee, a legatee or legatees of the optionee under the optionee's last will, by the optionee's personal representatives or distributees or by the Permitted Transferee, whichever is applicable, at any time within one year after the date of the optionee's death, but in no case later than the date on which the option expires. For purposes hereof, "total disability" is defined as the permanent inability of an optionee, as a result of accident or sickness, to perform any and every duty pertaining to such optionee's occupation or employment for which the optionee is suited by reason of the optionee's previous training, education and experience, as determined by the Committee in its good faith discretion, and, for purposes of incentive stock options granted under the plan, "total disability" shall mean "permanent and total disability," as defined in
Section 22(e)(3) of the Code.

    11.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

        (a) Notwithstanding any other provision of the Plan, in the event of distributions to holders of Common Stock other than a normal cash dividend, changes in the outstanding Common Stock by reason of stock dividends, split-ups, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations, liquidations, "spin-offs" or similar capital changes, the Committee may, in its sole discretion, make such adjustments to the number, class and kind of shares available under the Plan and to the number, class, kind and price of shares available under any outstanding option as it may deem appropriate to prevent dilution or enlargement of the rights of optionees or otherwise to reflect such capital changes. Any such determination by the Committee shall be conclusive. No adjustment shall be made in respect of an incentive stock option if such adjustment would disqualify such option as an incentive stock option under Section 422 of the Code and the Treasury Regulations thereunder, unless the Committee determines otherwise. No adjustment shall be made in the minimum number of shares with respect to which an option may be exercised at any time. Any fractional shares resulting from such adjustments to options shall be eliminated.

        (b) In the event of a Change of Control, in addition to or in lieu of the any acceleration of outstanding options described in paragraph 7(b):

        (i) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of the option agreement applicable to any option or by resolution adopted prior to the occurrence of the Change of Control, that any outstanding option shall be adjusted by substituting for Common Stock subject to such option stock or other securities of the surviving corporation or any successor corporation to the Company, or a parent or subsidiary thereof, or that may be issuable by another corporation that is a party to the transaction resulting in the Change of Control, whether or not such stock or other securities are publicly traded, in which event the aggregate option exercise price shall remain the same and the amount of shares or other securities subject to the option shall be the amount of shares or other securities which could have been purchased on the closing date or expiration date of such transaction with the proceeds which would have been received by the optionee if the option had been exercised in full (or with respect to a portion of such option, as determined by the Committee, in its discretion) prior to such transaction or expiration date and the optionee exchanged all of such shares in the transaction.

ICSL STOCK OPTION PLAN                 8

        (ii) In its discretion, and on such terms and conditions as it deems appropriate, the Committee may provide, either by the terms of the option agreement applicable to any option or by resolution adopted prior to the occurrence of the Change of Control, that any outstanding option shall be converted into a right to receive cash on or following the closing date or expiration date of the transaction resulting in the Change of Control in an amount equal to the highest value of the consideration to be received in connection with such transaction for one share of Common Stock, less the per share option exercise price of such option, multiplied by the number of shares of Common Stock subject to such option, or a portion thereof.

       (iii) The Committee may, in its discretion, provide that an option cannot be exercised after such a Change of Control, to the extent that such option is or becomes fully exercisable on or before such Change of Control and/or is subject to any acceleration, adjustment or conversion in accordance with paragraph 7(b) or the foregoing subparagraphs (i) or (ii) of this paragraph 11(b).

No optionee shall have any right to prevent the consummation of any of the foregoing acts affecting the number of shares of Common Stock available to such optionee. Any actions or determinations of the Committee under this paragraph 11(b) or paragraph 7(b) need not be uniform as to all outstanding options, nor treat all optionees identically. Notwithstanding the foregoing adjustments, in no event may any option be exercised after ten (10) years from the date it was originally granted.

    12.  EFFECTIVE DATE; COMPLIANCE WITH LAW; OPTIONEE ACKNOWLEDGMENTS

        (a) The Plan shall be effective as of (a) the "Effective Date" set forth in the Company's prepackaged plan of reorganization filed pursuant to Chapter 11 of the United States Bankruptcy Code (the "Prepackaged Plan") provided that such Prepackaged Plan shall be approved and confirmed by the bankruptcy court having jurisdiction over the Prepackaged Plan, or (b) in the event the Prepackaged Plan is not approved and confirmed by such bankruptcy court, the date on which the Plan is approved by the stockholders of the Company, which approval shall occur within twelve (12) months before or after the date the Plan is adopted by the Board of Directors. The Committee thereafter may, in its discretion, grant options under the Plan, the grant, exercise or payment of which shall be expressly subject to the conditions that, to the extent required at the time of grant, exercise or payment, (i) if the Company deems it necessary or desirable, a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such shares shall be effective, and (ii) any requisite approval or consent of any governmental authority of any kind having jurisdiction over options granted under the Plan shall have been obtained.

        (b) If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an option under the Plan is or may be in the circumstance unlawful or result in the imposition of excise taxes on the Company or any Subsidiary under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act, or otherwise with respect to shares of Common Stock or option grants under the Plan and the right to exercise any option shall be suspended until, in the opinion of such counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company or any Subsidiary.

        (c) The Committee may require each person receiving Common Stock in connection with an award under the Plan to represent and agree with the Company in writing that such person is acquiring the shares of Common Stock for investment without a view to the distribution thereof. The Committee, in its absolute discretion, may impose such restrictions on the ownership and transferability of shares of Common Stock purchasable or otherwise receivable by any person under any award as it deems appropriate. Any such restrictions shall be set forth in the applicable option agreement, and the certificates

ICSL STOCK OPTION PLAN                 9
evidencing such shares may include any legend that the Committee deems appropriate to reflect any such restrictions. The Committee may require an optionee to give prompt written notice to the Company concerning any disposition of shares of Common Stock received upon the exercise of an incentive stock option within: (i) two (2) years from the date of granting such incentive stock option to such optionee or (ii) one (1) year from the transfer of such shares of Common Stock to such optionee or (iii) such other period as the Committee may from time to time determine. The Committee may direct that an optionee undertake in the applicable option agreement to give such notice described in the preceding sentence, at such time and containing such information as the Committee may prescribe, and/or that the certificates evidencing shares of Common Stock acquired by exercise of an incentive stock option refer to such requirement to give such notice.

        (d) By accepting any benefit under the Plan, each optionee and each person claiming under or through such optionee shall be conclusively deemed to have indicated their acceptance and ratification of, and consent to, all of the terms and conditions of the Plan and any action taken under the Plan by the Committee, the Company or the Board of Directors, in any case in accordance with the terms and conditions of the Plan.

    13.  TERMINATION AND AMENDMENT

    The Plan shall be of unlimited duration; PROVIDED, HOWEVER, that, to the extent required by the Code, no incentive stock option may be granted under the Plan on a date that is more than ten (10) years from the effective date of the Plan set forth in Section 12. The Board of Directors may suspend, terminate, modify or amend the Plan, PROVIDED that any modification or amendment that would
(a) increase the aggregate number of shares that may be issued under the Plan or the limitations set forth in paragraph 4(c) on the maximum number of shares of Common Stock that may be subject to options granted to a single optionee;
(b) decrease the minimum option exercise price requirements of paragraph 5 or otherwise materially increase the benefits accruing to optionees under the Plan;
(c) extend the duration of the period during which incentive stock options may be granted under the Plan or the period during which options may be exercised under paragraph 6; or (d) modify the requirements as to eligibility for participation in the Plan shall be subject to the approval of the Company's stockholders, except that any such increase in shares of Common Stock or decrease in option exercise price that may result from adjustments authorized by paragraph 11 does not require such approval. If the Plan is terminated, the terms of the Plan shall, notwithstanding such termination, continue to apply to awards granted prior to such termination. In addition, no suspension, termination, modification or amendment of the Plan, other than as may result from adjustments authorized by paragraph 11, may, without the consent of the optionee to whom an option shall theretofore have been granted, materially adversely affect the rights of such optionee under such option. The Committee may amend the terms of any option theretofore granted under the Plan, including any agreement evidencing any such option, retroactively or prospectively, but no such amendment, other than as may result from adjustments authorized by paragraph 11, shall materially impair the previously accrued right of any optionee under any outstanding option without his or her written consent.

    14.  WRITTEN AGREEMENTS

    Each grant of options shall be evidenced by a written agreement, executed by the optionee and the Company, which shall contain such restrictions, terms and conditions, not inconsistent with the terms and conditions of the Plan, as the Committee may require. Each such option agreement shall state whether such option will be treated as an incentive stock option or non-qualified option.

    15.  EFFECT ON OTHER STOCK PLANS; GOVERNING LAW

        (a) The adoption of the Plan shall have no effect on option grants made or to be made, pursuant to other stock plans or otherwise, to employees, directors or consultants of the Company or its Subsidiaries, or any predecessors or successors thereto.

ICSL STOCK OPTION PLAN                 10

        (b) The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to such state's conflict of law provisions, and, in any event, except as superseded by applicable Federal law.

    IN WITNESS WHEREOF, the Company has caused its duly authorized officer to
execute this Plan as of the       day of             , 2000.

                                          INNOVATIVE CLINICAL SOLUTIONS, LTD.
                                          By:
                                          --------------------------------------
                                          Title:
                                          --------------------------------------

ICSL STOCK OPTION PLAN                 11

                                                                      SCHEDULE I

      EMPLOYEES AND DIRECTORS DESIGNATED TO RECEIVE INITIAL OPTION GRANTS
        UNDER INNOVATIVE CLINICAL SOLUTIONS, LTD. 2000 STOCK OPTION PLAN

EMPLOYEE                                                      SHARES COVERED BY OPTION
--------                                                      ------------------------
Michael T. Heffernan........................................          357,143
Bryan B. Dieter.............................................          357,143
Gary S. Gillheeney..........................................          357,143
R. Adrian Otte, M.D.........................................          457,143
John Wardle.................................................          357,143
DIRECTOR
--------
William S. Bernstein.                                                           28,571
David M. Livingston.........................................           28,571
Kevin E. Moley..............................................           28,571
Marvin Moser, M.D...........................................           28,571
Eric Moskow, M.D............................................           28,571

Shares not subject to Options granted
  pursuant to paragraph 4(d) or 4(e)
  ("Unallocated Options")...................................          257,144

                                   APPENDIX A
                                    FORM OF
                             EMPLOYEE NON-QUALIFIED
                                  STOCK OPTION
                                   AGREEMENT

    THIS AGREEMENT, entered into as of the Grant Date (as defined in paragraph 1 hereof), by and between the optionee and Innovative Clinical Solutions, Ltd., (the "COMPANY");

                              W I T N E S S E T H:

    WHEREAS, the Company maintains the Innovative Clinical Solutions, Ltd. 2000 Stock Option Plan, (the "PLAN"), which is incorporated into and forms a part of this Agreement, and the optionee has been selected by the Board of Directors of the Company to receive a non-qualified stock option award under the Plan;

    NOW, THEREFORE, IT IS AGREED, by and between the Company and the optionee, as follows:

    1. CERTAIN DEFINED TERMS. The following terms used in this Agreement shall have the meanings set forth in this Paragraph 1.

    (a)  The "OPTIONEE" is [  ]

    (b)  The "GRANT DATE" is the Effective Date of the Plan (as defined in the
Plan).

    (c) The number of shares of the Company's Common Stock, par value $0.01 per share, purchasable upon exercise of this option (the "COVERED SHARES") shall be
[      ].

    (d) The price per share at which the optionee may purchase the Covered Shares (the "PURCHASE PRICE") shall be the price determined in accordance with paragraph 5(c) of the Plan (for options granted as of the effective date of the Plan).

    Terms not defined herein shall have the meaning ascribed to them in the Plan.

    2. AWARD. This Agreement specifies the terms of the option granted to the optionee to purchase the number of Covered Shares at the Purchase Price per share as set forth in Paragraph 1. This option is NOT intended to constitute an "INCENTIVE STOCK OPTION" as that term is used in Code Section 422.

    3.  EXERCISABILITY.

    (a) VESTING OF OPTIONS. Subject to the limitations of this Agreement, this option shall become exercisable according to the following schedule, with respect to each installment shown in the schedule on and after the Vesting Date applicable to such installment:

INSTALLMENT                                     VESTING DATE APPLICABLE TO INSTALLMENT, (THE "VESTING DATE")
-----------                                    --------------------------------------------------------------
1/3 of Covered Shares........................  1(st) Anniversary of the Grant Date
1/3 of Covered Shares........................  2(nd) Anniversary of the Grant Date
1/3 of Covered Shares........................  3(rd) Anniversary of the Grant Date

    An installment shall not become exercisable on the otherwise applicable Vesting Date if the optionee's employment with the Company and the Subsidiaries terminates on or before such Vesting Date.

    (b) ACCELERATION ON CHANGE OF CONTROL. Notwithstanding the foregoing provisions of Paragraph 3(a), this option shall become immediately and fully exercisable with respect to all of the Covered Shares (whether of not it is then otherwise exercisable) upon a Change of Control.

    (c) TERMINATION OF SERVICE. Unless otherwise determined by the Committee, in the event that the service of optionee as an employee of the Company or a Subsidiary is terminated, this option may, subject

EMPLOYEE STOCK OPTION AGREEMENT
to the provisions of the Plan, be exercised (to the extent that the optionee was entitled to do so at the termination of his service) at any time prior to the Expiration Date (as defined in Paragraph 4 hereof).

    (d) LIMITATIONS ON EXERCISE. Notwithstanding the foregoing provisions of this Paragraph 3, this option may not be exercised without the prior consent of the Committee if, and for so long as, the optionee is subject to Section 16(b) of the Exchange Act until the expiration of six months from the Grant Date. In addition, this option shall not be exercisable if and to the extent that the Company determines that such exercise would violate applicable Federal or state securities laws or the rules and regulations of any securities exchange on which the Company's Common Stock is traded. In making any determination hereunder, the Company may rely on the opinion of counsel for the Company.

    4. EXPIRATION. This option shall not be exercisable after the Company's close of business on the last business day that occurs prior to the Expiration Date. The "EXPIRATION DATE" shall be earliest to occur of:

    (a)  the tenth anniversary of the Grant Date;

    (b) if the optionee's employment with the Company or a Subsidiary terminates by reason of death, total disability or retirement at or after age 55, the one-year anniversary of the date of such termination;

    (c) if the optionee's employment with the Company or a Subsidiary terminates for reasons other than death, total disability, retirement at or after age 55, and other than for cause as determined in the good faith discretion of the Committee, the one-year anniversary of the date of such termination; and

    (d) if the optionee's employment with the Company or a Subsidiary is terminated for cause as determined in the good faith discretion of the Committee, the date of such termination.

    5. METHOD OF OPTION EXERCISE. Subject to this Agreement and the Plan, the option may be exercised at any time or from time to time prior to the Expiration Date in whole or in part as to any or all full shares of Covered Shares as to which the option has become exercisable.by filing a written notice with the Secretary of the Company at its corporate headquarters at any time and from time to time after the Vesting Date and prior to the Company's close of business on the last business day that occurs prior to the Expiration Date. Such notice shall specify the number of Covered Shares which the optionee elects to purchase, and shall be accompanied by payment in full of the Purchase Price for such Covered Shares indicated by the optionee's election as provided in Paragraph 6 hereof.

    6. PAYMENT OF PURCHASE PRICE. The Purchase Price shall be paid in full at the time of exercise. Payment of the Purchase Price may be made (i) in cash, which may be paid by check, or other instrument acceptable to the Company, or,
(ii) with the consent of the Committee, in shares of the Common Stock, valued at the Market Value on the date of exercise, or if there were no sales on such date, on the next preceding day on which there were sales, which shares of Common Stock have been owned by the optionee for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes),or (iii) at the discretion of the Committee, in accordance with a cashless exercise program.

    7. WITHHOLDING. All deliveries and distributions under this Agreement are subject to withholding of all applicable taxes. The optionee acknowledges that the Company shall have the right to deduct from payments of any kind otherwise due to the optionee any federal, state or local taxes of any kind required by law to be withheld with respect to the exercise of the option hereunder. The optionee shall promptly pay to the Company in cash any amount necessary to satisfy all applicable federal, state or local tax requirements. The Committee may permit such amount to be paid in shares of Common Stock previously owned by the optionee for more than six months prior to such payment (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes), or a portion of the shares of Common Stock that otherwise would be distributed to such optionee upon exercise of the option, (PROVIDED, HOWEVER that the amount of any Common Stock so withheld shall not exceed the amount necessary to satisfy the Company's or a Subsidiary's required tax withholding obligations using the

EMPLOYEE STOCK OPTION AGREEMENT        2
minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to supplemental taxable income), or a combination of cash and shares of such Common Stock, in any case with a Market Value on the date of payment equal to the amount of such tax obligation.

    8.  TRANSFERABILITY.

    (a) No transfer of this option by will or the laws of descent and distribution or in accordance with paragraph 8(b) or 9 hereof shall be effective to bind the Company unless the Committee shall have been furnished with
(i) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and
(ii) an agreement by the transferee to comply with all the terms and conditions of the option grant that are or would have been applicable to the optionee and to be bound by the acknowledgments made by the optionee in connection with the grant of the option.

    (b) During the optionee's lifetime, the Committee may permit the transfer or assignment of this option. With the approval of the Committee and subject to such conditions as the Committee may prescribe, the optionee may, upon providing written notice to the Secretary of the Company, elect to transfer any or all this option to the optionee's spouse, children, grandchildren and the spouses of children and grandchildren or to trusts for the benefit of the optionee and/or such immediate family members or to partnerships in which the optionee and/or such family members are the only partners ("PERMITTED TRANSFEREES"); PROVIDED, HOWEVER, that no such transfer may be made in exchange for consideration.

    9. HEIRS AND SUCCESSORS. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. If any rights exercisable by the optionee or benefits deliverable to the optionee under this Agreement have not been exercised or delivered, respectively, at the time of the optionee's death, such rights shall be exercisable by the optionee's Designated Beneficiary, and such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of this Agreement and the Plan. The "DESIGNATED BENEFICIARY" shall be the beneficiary or beneficiaries designated by the optionee in a writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased optionee fails to designate a beneficiary, or if the Designated Beneficiary does not survive the optionee, any rights that would have been exercisable by the optionee and any benefits distributable to the optionee shall be exercised by or distributed to the legal representative of the estate of the optionee. If a deceased optionee designates a beneficiary but the Designated Beneficiary dies before the Designated Beneficiary's exercise of all rights under this Agreement or before the complete distribution of benefits to the Designated Beneficiary under this Agreement, then any rights that would have been exercisable by the Designated Beneficiary shall be exercised by the legal representative of the estate of the Designated Beneficiary, and any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.

    10. ADMINISTRATION. The authority to manage and control the operation and administration of this Agreement shall be vested in the Committee, and the Committee shall have all powers with respect to this Agreement as it has with respect to the Plan. Any interpretation of the Agreement by the Committee and any decision made by it with respect to the Agreement will be final and binding on all persons.

    11. PLAN GOVERNS. Notwithstanding anything in this Agreement to the contrary, the terms of this Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the optionee from the office of the Secretary of the Company; and this Agreement is subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time pursuant to the Plan. Notwithstanding any provision herein to the contrary, this option provides the optionee with no greater rights or claims than are specifically provided for under the Plan. If and to the extent that any provision contained in this Agreement is inconsistent with the Plan, the Plan shall govern.

EMPLOYEE STOCK OPTION AGREEMENT        3

    12. NOT AN EMPLOYMENT CONTRACT. This option will not confer on the optionee any right with respect to employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate or modify the terms of such optionee's service at any time.

    13. NOTICES. Any written notices provided for in this Agreement or the Plan shall be in writing and shall be deemed sufficiently given if either hand delivered or if sent by fax or overnight courier, or by postage paid first class mail. Notices sent by mail shall be deemed received three business days after mailed but in no event later than the date of actual receipt. Notices shall be directed, if to the optionee, at the optionee's address indicated by the Company's record, or if to the Company, at the Company's principal executive office.

    14. FRACTIONAL SHARES. In lieu of issuing a fraction of a share upon any exercise of the option, resulting from an adjustment of the option pursuant to paragraph 11 of the Plan or otherwise, the Company will be entitled to pay to the optionee an amount equal to the Market Value of such fractional share.

    15. NO RIGHTS AS STOCKHOLDER. The optionee shall not have any rights of a stockholder with respect to the Covered Shares, until a stock certificate has been duly issued following exercise of the option as provided herein.

    16. AMENDMENT. Except as otherwise provided by the Plan, this Agreement may be amended by written agreement of the optionee and the Company, without the consent of any other person.

    17. COUNTERPARTS. This Agreement has been executed in two counterparts, each of which shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the optionee has executed this Agreement, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Grant Date.

                                                            [OPTIONEE]

Date:
                                                            --------------------------------------------
                                                            INNOVATIVE CLINICAL SOLUTIONS, LTD.

Date:
                                                            --------------------------------------------
                                                            By: Michael T. Heffernan
                                                            Its: President and Chief Executive Officer

EMPLOYEE STOCK OPTION AGREEMENT        4

                                   APPENDIX B

                                    FORM OF

                             NON-EMPLOYEE DIRECTOR
                                 NON-QUALIFIED
                                  STOCK OPTION
                                   AGREEMENT

    THIS AGREEMENT, entered into as of the Grant Date (as defined in Paragraph 1 hereof), by and between the optionee and Innovative Clinical Solutions, Ltd., (the "COMPANY");

                              W I T N E S S E T H:

    WHEREAS, the Company maintains the Innovative Clinical Solutions, Ltd. 2000 Stock Option Plan, (the "PLAN"), which is incorporated into and forms a part of this Agreement, and the optionee has been selected by the Board of Directors of the Company to receive a non-qualified stock option award under the Plan;

    NOW, THEREFORE, IT IS AGREED, by and between the Company and the optionee, as follows:

1. CERTAIN DEFINED TERMS. The following terms used in this Agreement shall have the meanings set forth in this Paragraph 1.

        (a)  The "OPTIONEE" is [  ]

        (b) The "GRANT DATE" is the Effective Date of the Plan (as defined in the Plan).

        (c) The number of shares of the Company's Common Stock, par value $0.01 per share, purchasable upon exercise of this option (the "COVERED SHARES") shall be 28,571.

        (d) The price per share at which the optionee may purchase the Covered Shares (the "PURCHASE PRICE") shall be the price determined in accordance with paragraph 5(c) of the Plan (for options granted as of the effective date of the Plan).

    Terms not defined herein shall have the meaning ascribed to them in the Plan.

    2. AWARD. This Agreement specifies the terms of the option granted to the optionee to purchase the number of Covered Shares at the Purchase Price per share as set forth in Paragraph 1. This option is NOT intended to constitute an "INCENTIVE STOCK OPTION" as that term is used in Code Section 422.

    3.  EXERCISABILITY.

    (a) VESTING OF OPTIONS. Subject to the limitations of this Agreement, this option shall become exercisable according to the following schedule, with respect to each installment shown in the schedule on and after the Vesting Date applicable to such installment:

INSTALLMENT                                     VESTING DATE APPLICABLE TO INSTALLMENT, (THE "VESTING DATE")
-----------                                    --------------------------------------------------------------
1/5 of Covered Shares........................  1(st) Anniversary of the Grant Date
1/5 of Covered Shares........................  2(nd) Anniversary of the Grant Date
1/5 of Covered Shares........................  3(rd) Anniversary of the Grant Date
1/5 of Covered Shares........................  4(th) Anniversary of the Grant Date
1/5 of Covered Shares........................  5(th) Anniversary of the Grant Date

    An installment shall not become exercisable on the otherwise applicable Vesting Date if the optionee's service as a director of the Company terminates on or before such Vesting Date.

NON-EMPLOYEE DIRECTOR
STOCK OPTION AGREEMENT

    (b) ACCELERATION ON CHANGE OF CONTROL. Notwithstanding the foregoing provisions of Paragraph 3(a), this option shall become immediately and fully exercisable with respect to all of the Covered Shares (whether of not it is then otherwise exercisable) upon a Change of Control.

    (c) TERMINATION OF SERVICE. Unless otherwise determined by the Committee, in the event that the service of optionee as a director of the Company is terminated, this option may, subject to the provisions of the Plan, be exercised (to the extent that the optionee was entitled to do so at the termination of his service) at any time prior to the Expiration Date (as defined in Paragraph 4 hereof).

    (d) LIMITATIONS ON EXERCISE. Notwithstanding the foregoing provisions of this Paragraph 3, this option may not be exercised without the prior consent of the Committee if, and for so long as, the optionee is subject to Section 16(b) of the Exchange Act until the expiration of six months from the Grant Date. In addition, this option shall not be exercisable if and to the extent that the Company determines that such exercise would violate applicable Federal or state securities laws or the rules and regulations of any securities exchange on which the Company's Common Stock is traded. In making any determination hereunder, the Company may rely on the opinion of counsel for the Company.

    4. EXPIRATION. This option shall not be exercisable after the Company's close of business on the last business day that occurs prior to the Expiration Date. The "EXPIRATION DATE" shall be earliest to occur of:

    (a)  the tenth anniversary of the Grant Date;

    (b) if the optionee's service as a director of the Company terminates by reason of death, total disability or retirement at or after age 60, the one-year anniversary of the date of such termination;

    (c) if the optionee's service as a director of the Company terminates for reasons other than death, total disability, retirement at or after age 60, or Change of Control, and other than removal for cause as determined in the good faith discretion of the Committee, the six-month anniversary of the date of such termination;

    (d) If the optionee's service as a director of the Company terminates by reason of a Change of Control, or within 12 months following a Change of Control, the two-year anniversary of the date of such termination; and

    (e) if the optionee is removed as a director of the Company for cause as determined in the good faith discretion of the Committee, the date of such removal.

    5. METHOD OF OPTION EXERCISE. Subject to this Agreement and the Plan, the option may be exercised at any time or from time to time prior to the Expiration Date in whole or in part as to any or all full shares of Covered Shares as to which the option has become exercisable.by filing a written notice with the Secretary of the Company at its corporate headquarters at any time and from time to time after the Vesting Date and prior to the Company's close of business on the last business day that occurs prior to the Expiration Date. Such notice shall specify the number of Covered Shares which the optionee elects to purchase, and shall be accompanied by payment in full of the Purchase Price for such Covered Shares indicated by the optionee's election as provided in Paragraph 6 hereof.

    6. PAYMENT OF PURCHASE PRICE. The Purchase Price shall be paid in full at the time of exercise. Payment of the Purchase Price may be made (i) in cash, which may be paid by check, or other instrument acceptable to the Company, or,
(ii) with the consent of the Committee, in shares of the Common Stock, valued at the Market Value on the date of exercise, or if there were no sales on such date, on the next preceding day on which there were sales, which shares of Common Stock have been owned by the optionee for more than six months (or such longer or shorter period of time required to avoid a change to earnings for financial accounting purposes), or (iii) at the discretion of the Committee, in accordance with a cashless exercise program.

NON-EMPLOYEE DIRECTOR
STOCK OPTION AGREEMENT
                                       2

    7. WITHHOLDING. All deliveries and distributions under this Agreement are subject to withholding of all applicable taxes. The optionee acknowledges that the Company shall have the right to deduct from payments of any kind otherwise due to the optionee any federal, state or local taxes of any kind required by law to be withheld with respect to the exercise of the option hereunder. The optionee shall promptly pay to the Company in cash any amount necessary to satisfy all applicable federal, state or local tax requirements. The Committee may permit such amount to be paid in shares of Common Stock previously owned by the optionee for more than six months prior to such payment (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes), or a portion of the shares of Common Stock that otherwise would be distributed to such optionee upon exercise of the option, or a combination of cash and shares of such Common Stock, (provided, however, that the amount of any Common Stock so withheld shall not exceed the amount necessary to satisfy the Company's required tax withholding obligations using the minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to supplemental taxable income), in any case, with a Market Value on the date of payment equal to the amount of such tax obligation.

    8. TRANSFERABILITY.

    (a) No transfer of this option by will or the laws of descent and distribution or in accordance with paragraph 8(b) or 9 hereof shall be effective to bind the Company unless the Committee shall have been furnished with
(i) written notice thereof and with a copy of the will and/or such evidence as the Committee may deem necessary to establish the validity of the transfer and
(ii) an agreement by the transferee to comply with all the terms and conditions of the option grant that are or would have been applicable to the optionee and to be bound by the acknowledgments made by the optionee in connection with the grant of the option.

    (b) During the optionee's lifetime, the Committee may permit the transfer or assignment of this option. With the approval of the Committee and subject to such conditions as the Committee may prescribe, the optionee may, upon providing written notice to the Secretary of the Company, elect to transfer any or all this option to the optionee's spouse, children, grandchildren and the spouses of children and grandchildren or to trusts for the benefit of the optionee and/or such immediate family members or to partnerships in which the optionee and/or such family members are the only partners ("PERMITTED TRANSFEREES"); PROVIDED, HOWEVER, that no such transfer may be made in exchange for consideration.

    9. HEIRS AND SUCCESSORS. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. If any rights exercisable by the optionee or benefits deliverable to the optionee under this Agreement have not been exercised or delivered, respectively, at the time of the optionee's death, such rights shall be exercisable by the optionee's Designated Beneficiary, and such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of this Agreement and the Plan. The "DESIGNATED BENEFICIARY" shall be the beneficiary or beneficiaries designated by the optionee in a writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased optionee fails to designate a beneficiary, or if the Designated Beneficiary does not survive the optionee, any rights that would have been exercisable by the optionee and any benefits distributable to the optionee shall be exercised by or distributed to the legal representative of the estate of the optionee. If a deceased optionee designates a beneficiary but the Designated Beneficiary dies before the Designated Beneficiary's exercise of all rights under this Agreement or before the complete distribution of benefits to the Designated Beneficiary under this Agreement, then any rights that would have been exercisable by the Designated Beneficiary shall be exercised by the legal representative of the estate of the Designated Beneficiary, and any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.

NON-EMPLOYEE DIRECTOR
STOCK OPTION AGREEMENT
                                       3

    10. ADMINISTRATION. The authority to manage and control the operation and administration of this Agreement shall be vested in the Committee, and the Committee shall have all powers with respect to this Agreement as it has with respect to the Plan. Any interpretation of the Agreement by the Committee and any decision made by it with respect to the Agreement will be final and binding on all persons.

    11. PLAN GOVERNS. Notwithstanding anything in this Agreement to the contrary, the terms of this Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the optionee from the office of the Secretary of the Company; and this Agreement is subject to all interpretations, amendments, rules and regulations promulgated by the Committee from time to time pursuant to the Plan. Notwithstanding any provision herein to the contrary, this option provides the optionee with no greater rights or claims than are specifically provided for under the Plan. If and to the extent that any provision contained in this Agreement is inconsistent with the Plan, the Plan shall govern.

    12. NOT AN EMPLOYMENT CONTRACT. This option will not confer on the optionee any right with respect to employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate or modify the terms of such optionee's service at any time.

    13. NOTICES. Any written notices provided for in this Agreement or the Plan shall be in writing and shall be deemed sufficiently given if either hand delivered or if sent by fax or overnight courier, or by postage paid first class mail. Notices sent by mail shall be deemed received three business days after mailed but in no event later than the date of actual receipt. Notices shall be directed, if to the optionee, at the optionee's address indicated by the Company's record, or if to the Company, at the Company's principal executive office.

    14. FRACTIONAL SHARES. In lieu of issuing a fraction of a share upon any exercise of the Option, resulting from an adjustment of the Option pursuant to paragraph 11 of the Plan or otherwise, the Company will be entitled to pay to the optionee an amount equal to the Market Value of such fractional share.

    15. NO RIGHTS AS STOCKHOLDER. The optionee shall not have any rights of a stockholder with respect to the Covered Shares, until a stock certificate has been duly issued following exercise of the option as provided herein.

    16. AMENDMENT. Except as otherwise provided by the Plan, this Agreement may be amended by written agreement of the optionee and the Company, without the consent of any other person.

    17. COUNTERPARTS. This Agreement has been executed in two counterparts, each of which shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the optionee has executed this Agreement, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Grant Date.

                                                            [OPTIONEE]

Date:
                                                            --------------------------------------------
                                                            INNOVATIVE CLINICAL SOLUTIONS, LTD.

Date:
                                                            --------------------------------------------
                                                            By: Michael T. Heffernan
                                                            Its: President and Chief Executive Officer

NON-EMPLOYEE DIRECTOR
STOCK OPTION AGREEMENT

                                   EXHIBIT C
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                     NEW ICSL CERTIFICATE OF INCORPORATION

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

    Innovative Clinical Solutions, Ltd. (the "Corporation") filed its original certificate of incorporation with the Secretary of State of the State of Delaware on October 5, 1995 under the name Continuum Care Corporation. A Restated Certificate of Incorporation, amending and restating the original Certificate of Incorporation, was filed with the Secretary of State of the State of Delaware on December 27, 1995 changing the name of the Corporation to PhyMatrix Corp. A Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware on June 28, 1999 changing the name of the Corporation to Innovative Clinical Solutions, Ltd.

    Provision for the making of this Amended and Restated Certificate of
Incorporation is contained in an Order, dated         , 2000 (the "Confirmation
Order"), of the United States Bankruptcy Court for the District of Delaware in
Case No. 00--            confirming the Joint Prepackaged Chapter 11 Plan of
Reorganization of the Corporation and its wholly-owned subsidiaries (the "Plan"). The Confirmation Order empowers and directs the Corporation to execute such documents and take, or cause to be taken, any and all actions required to enable the effective implementation of the Plan and the Confirmation Order. Sections 7.02 and 9.02 of the Plan contemplate the filing of this Amended and Restated Certificate of Incorporation in order to effectuate such Plan provisions.

    In accordance with Sections 242, 245 and 303 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the (i) Restated Certificate of Incorporation filed on December 27, 1995, and (ii) the Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware on June 28, 1999 changing the name of the Corporation to Innovative Clinical Solutions, Ltd. (together, the "Previously Amended Certificate of Incorporation").

    The Previously Amended Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

    FIRST: The name of the corporation is Innovative Clinical Solutions, Ltd.

    SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

    THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

    FOURTH:

    A. The aggregate number of shares which the Corporation shall have authority to issue is Forty Million (40,000,000), all of which shares shall be designated common stock, $.01 par value per share (the "Common Stock"). The number of shares of Common Stock may be increased or decreased (but, not below the number of shares thereof then outstanding or the issuance of which is then authorized under any stock option or similar plan to which the Corporation is a party) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon.

    B. Except as otherwise provided by the GCL, the holders of Common Stock shall exclusively possess all voting power. Each holder of record of issued and outstanding Common Stock shall be entitled to one (1) vote on all matters for each share so held.

    C. Pursuant to Section 7.06 of the Plan, as confirmed by the United States
Bankruptcy Court for the District of Delaware in Case No. 00--      , as of the
Effective Date (as that date is defined in the Plan), any and all of the authorized Old Common Stock of the Corporation (as defined in the Plan) existing

ICSL AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
immediately prior to the Effective Date, whether issued or unissued, including any right to acquire such Old Common Stock pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, exchange rights, warrants, options or other rights, was deemed canceled and of no further force and effect without any action on the part of the stockholders or Board of Directors of the Corporation. The holders of such canceled Old Common Stock and any canceled right to acquire such Old Common stock have no rights arising from or relating to such Old Common Stock (or the stock certificates representing such canceled stock) or any right to acquire such Old Common Stock, except the right to receive the distribution, if any, to be made to holders of such instruments under the Plan.

    D. To the extent prohibited by Section 1123 of Title 11 of the United States Code (the "Bankruptcy Code"), the Corporation will not issue non-voting equity securities; provided, however, that the foregoing (i) will have no further force and effect beyond that required under Section 1123 of the Bankruptcy Code,
(ii) will have such force and effect, if any, only for so long as such
Section 1123 is in effect and applicable to the Corporation, and (iii) may be amended or eliminated in accordance with applicable law as from time to time in effect.

    FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

    A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

    B. The Board of Directors shall have the power to make, alter, amend, change, add to or repeal the By-Laws of the Corporation, subject to the right of the stockholders to make, alter, amend, change, add to or repeal the By-Laws, provided that any such action by the stockholders shall require the affirmative vote of the holders of at least a majority of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

    C. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide. The term of office of each director shall expire at the next annual meeting of stockholders after his or her election. In accordance with the By-Laws, directors appointed to fill vacancies created by the resignation or removal of any director shall serve for the remainder of the term of the director who resigned or was removed. A director may be removed only for cause by the affirmative vote of the holders of at least a majority of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

    D. No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

    E. The Corporation shall indemnify any director who, as the result of his acting as a director of the Corporation, was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and upon request shall pay any expense incurred by any director in connection with any such action, suit or proceeding in advance of the final disposition of such matter, all to the fullest extent permitted by Delaware law.

    F. In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be

ICSL AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
                                       2
exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Amended and Restated Certificate of Incorporation and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

    G. Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. Special meetings of stockholders must be called by the Secretary upon the request in writing of a stockholder or stockholders holding of record at least twenty-five percent (25%) of the issued and outstanding Common Stock entitled to vote at such meeting.

    H. The books of the Corporation may be kept (subject to any provisions contained in the GCL) outside the State of Delaware at such places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

    I. The By-Laws shall not contain any super-majority voting provisions regarding any matters as to which the Board of Directors or stockholders shall vote.

    SIXTH: The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribe by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

    The undersigned President of the Corporation, hereby executes this Amended
and Restated Certificate of Incorporation on this       day of             2000.

                                                       INNOVATIVE CLINICAL SOLUTIONS, LTD.

                                                       By:
                                                            -----------------------------------------
                                                            Name: Michael T. Heffernan
                                                            Its: President, Chief Executive Officer
                                                            and Chairman

ICSL AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

                                   EXHIBIT D
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                                NEW ICSL BY-LAWS

                              AMENDED AND RESTATED
                                    BY-LAWS
                                       OF
                      INNOVATIVE CLINICAL SOLUTIONS, LTD.
                                   ARTICLE I
                                    OFFICES

    The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware, and the name of the resident agent in charge thereof is The Corporation Trust Company.

    The corporation may also have offices at such other places within or without the State of Delaware as the Board of Directors may from time to time appoint or the business of the corporation may require.

                                   ARTICLE II
                            MEETINGS OF STOCKHOLDERS

    SECTION 1. PLACE OF MEETINGS. All meetings of stockholders for any purpose shall be held at such place, within or without the State of Delaware, as shall be designated by the Board of Directors or the Chairman of the Board and stated in the notice of the meeting.

    SECTION 2. ANNUAL MEETING. An annual meeting of the stockholders of the corporation, for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held on such date and at such time as shall be fixed from time to time by the Board of Directors and stated in the notice of the meeting.

    SECTION 3. SPECIAL MEETINGS. Special meetings of the stockholders may be called by the Chairman of the Board, by order of the Board of Directors or at the request of holders of not less than twenty-five percent (25%) of the Company's securities entitled to vote at such special meeting. Business transacted at any special meeting shall be confined to the purpose or purposes stated in the notice of such meeting.

    SECTION 4. NOTICE OF MEETING. Notice of the time and place of holding each annual meeting and each special meeting of stockholders shall be given by the Secretary, not less than ten nor more than sixty days before the meeting, to each stockholder of record entitled to vote at such meeting. Notices of all meetings of stockholders shall state the purposes for which the meetings are held.

    SECTION 5. LIST OF STOCKHOLDERS. At least ten days before every meeting of stockholders a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary, who shall have charge of the stock ledger. Such list shall be open for said ten days to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, either at a place specified in the notice of the meeting (which place shall be within the city where the meeting is to be held) or, if no such other place has been so specified, at the place where the meeting is to be held. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder present at the meeting.

    SECTION 6. QUORUM. At any meeting of stockholders, the holders of issued and outstanding shares of capital stock which represent a majority of the votes entitled to be cast thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time until a quorum shall be present or represented. Unless the adjournment is for more than thirty days

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or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally called.

    SECTION 7. VOTING. At any meeting of the stockholders, every stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than eleven months prior to said meeting. When a quorum is present at any meeting, action of the stockholders on any matter properly brought before a meeting shall require, and may be effected by the affirmative vote of the holders of a majority of the stock present or represented and entitled to vote and voting on such matter; except where a different vote is required by an express provision of law, the Certificate of Incorporation or these By-laws. Any election by stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. No ballot shall be required for such an election unless requested by a stockholder present or represented at the meeting and entitled to vote in the election.

    SECTION 8. FIXING OF RECORD DATE. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action other than stockholder action by written consent, the Board of Directors may fix a record date, which shall not precede the date such record date is fixed and shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any such other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given. The record date for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

    SECTION 9. NOMINATION OF DIRECTORS. Only persons who are nominated in accordance with the procedures set forth in the By-laws and the Certificate of Incorporation shall be eligible to serve as Directors. Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of stockholders (a) by or at the direction of the Board of Directors or
(b) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this Section 9, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 9. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting or such public disclosure was made. Such stockholder's notice shall set forth (x) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and (y) as to the stockholder giving the notice (i) the name and address, as they appear on the corporation's books, of such stockholder and (ii) the class and number of shares of the corporation which are beneficially owned by such stockholder. At the request of

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the Board of Directors, any person nominated by the Board of Directors for election as a Director shall furnish to the Secretary of the corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible to serve as a Director of the corporation unless nominated in accordance with the procedures set forth in this By-law. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-laws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section.

    SECTION 10. NOTICE OF BUSINESS. At any meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting
(a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 10, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this
Section 10. For business to be properly brought before a stockholder meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (w) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (x) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, (y) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (z) any material interest of the stockholder in such business. Notwithstanding anything in the By-laws to the contrary, no business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in this Section 10. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of the By-laws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 10, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the matters set forth in this Section.

                                  ARTICLE III
                                   DIRECTORS

    SECTION 1. DIRECTORS AND THEIR TERMS OF OFFICE. There shall be a Board of Directors consisting of not less than three nor more than fifteen persons, the exact number of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the number of Directors required at the time to constitute a full board as fixed in or determined pursuant to these By-laws as then in effect. The Directors shall, except as otherwise provided in
Section 3 of this Article, be elected in the manner provided in the Certificate of Incorporation at the annual meeting or at any meeting of the stockholders held in lieu of such annual meeting, which meeting, for the purposes of these By-laws, shall be deemed the annual meeting, and each Director so elected shall hold office until his successor is elected and qualified. A Director need not be a stockholder. Within the limits above specified, the number of Directors may at any

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time be increased or decreased by vote of the Directors at any meeting of the
Directors provided that no decrease in the number of Directors shall affect the term of any Director in office.

    SECTION 2. POWERS OF DIRECTORS. The affairs, property and business of the corporation shall be managed by the Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or these By-laws directed or required to be exercised or done by the stockholders.

    SECTION 3. VACANCIES. If any vacancies occur in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any Directors or otherwise, or any new Directorship is created by any increase in the authorized number of Directors, Directors to fill the vacancy or vacancies or to fill the newly created Directorship may be elected solely by a majority vote of the Directors then in office, whether or not a quorum, at any meeting of the Board. The Directors chosen to fill the vacancy or vacancies in the Board of Directors shall serve for the remainder of the term of the Director who resigned or retired or who was disqualified or removed. The Directors chosen to fill newly created Directorships shall hold office until their successors, if any, are duly elected and qualified.

    SECTION 4. ANNUAL MEETING OF DIRECTORS. The first meeting of each newly elected board may be held without notice immediately after an annual meeting of stockholders (or a special meeting of stockholders held in lieu of an annual meeting) at the same Place as that at which such meeting of stockholders was held; or such first meeting may be held at such place (within or without the State of Delaware) and time as shall be fixed by the consent in writing of all the Directors, or may be called in the manner hereinafter provided with respect to the call of special meetings.

    SECTION 5. REGULAR MEETINGS OF DIRECTORS. Regular meetings of the Board of Directors may be held at such times and at such place or places (within or without the State of Delaware) as the Board of Directors may from time to time prescribe. No notice need be given of any regular meeting and a notice, if given, need not specify the purposes thereof.

    SECTION 6. SPECIAL MEETINGS OF DIRECTORS. Special meetings of the Board of Directors may be called at any time by or under the authority of the Chairman of the Board and shall be called by him or by the Secretary on written request of any two Directors or, if they fail to do so, by two Directors in the name of the Secretary, to be held in each instance at such place (within or without the State of Delaware) as the person calling the meeting may designate in the call thereof. Notice of each special meeting of the Board of Directors, stating the time and place thereof, shall be given to each Director by the Secretary, not less than twenty-four hours before the meeting. Such notice need not specify the purposes of the meeting.

    SECTION 7. QUORUM; VOTING. At any meeting of the Board of Directors a majority of the number of Directors required to constitute a full Board of Directors, as fixed in or determined pursuant to these By-laws as then in effect, shall constitute a quorum for the transaction of business, but if a quorum shall not be present at any meeting of Directors, the Directors present thereat may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present. Except as otherwise provided by law or by the Certificate of Incorporation or by the By-laws, the affirmative vote of at least a majority of the Directors present at a meeting at which there is a quorum shall be the act of the Board of Directors.

    SECTION 8. MEETINGS BY TELEPHONE. Members of the Board of Directors or of any committee thereof may participate in meetings of the Board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

    SECTION 9. ACTION WITHOUT MEETING. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee

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thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

    SECTION 10. COMPENSATION. By resolution of the Board of Directors, the Directors, as such, may receive stated salaries for their services, and may be allowed a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors. Members of committees may also be allowed a fixed sum and expenses of attendance, if any, for attending committee meetings. Nothing herein contained shall preclude any Director from serving the corporation in any other capacity and receiving compensation for such services.

                                   ARTICLE IV
                         EXECUTIVE AND OTHER COMMITTEES

    The Board of Directors, by the affirmative vote of a majority of the number of Directors required at the time to constitute a full board as fixed in or determined pursuant to these By-laws as then in effect, may designate two or more of its members to constitute an Executive Committee, which committee shall, when the Board of Directors is not in session, have and may exercise, to the extent provided by resolution of the Board of Directors, from time to time, all the powers of the Board of Directors (including all action which may be taken by the Board of Directors as by law, by the Certificate of Incorporation or by the By-laws provided) insofar as such powers may be lawfully delegated, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it.

    The Board of Directors, by the affirmative vote of a majority of the number of Directors required at the time to constitute a full board as fixed in or determined pursuant to these By-laws as then in effect, may also appoint other committees, the members of which may, but need not, be Directors, the number composing such committees, not less than two, and the powers (to be advisory only if all the members are not Directors) conferred upon them to be determined by resolution of the Board of Directors.

    No committee shall have power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the By-laws; and unless the resolution shall expressly so provide, no committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

    Vacancies in the membership of committees shall be filled by the Board of Directors at a regular meeting or at a special meeting.

    At any meeting of any committee a majority of the whole committee shall constitute a quorum and except as otherwise provided by statute or by the Certificate of Incorporation or by the By-laws the affirmative vote of at least a majority of the members present at a meeting at which there is a quorum shall be the act of the committee.

    The Secretary of the corporation, or in his absence, an Assistant Secretary, or other person designated by a committee, shall act as secretary of such committee.

    The Executive Committee and each of the other committees, except as otherwise provided by resolution of the Board of Directors, shall fix the time and place of its meetings within or without the State of Delaware, shall adopt its own rules and procedures, and shall keep a record of its acts and proceedings and report the same from time to time to the Board of Directors.

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                                   ARTICLE V
                                    OFFICERS

    SECTION 1. OFFICERS AND THEIR ELECTION, TERM OF OFFICE AND VACANCIES. The officers of the corporation shall be a Chairman of the Board, a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Board of Directors may from time to time determine and elect or appoint. All officers shall be elected annually by the Board of Directors at their first meeting following the annual meeting of stockholders or any special meeting held in lieu thereof and shall hold office until their successors are duly elected and qualified. The Chairman of the Board must be a Director. All other officers may, but need not be, members of the Board of Directors. Two or more offices may be held by the same person. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. If any vacancy shall occur among the officers, it shall be filled by the Board of Directors.

    SECTION 2. CHAIRMAN OF THE BOARD. The Chairman of the Board shall be selected by the Board of Directors and shall have such duties and responsibilities as determined by the Board of Directors, subject to the supervision and control of the Board of Directors and such limitations as the Board of Directors may from time to time impose. The Chairman of the Board when present shall preside at all meetings of the stockholders and of the Directors. It shall be his duty and he shall have the power to see that all orders and resolutions of the Board of Directors are carried into effect. The Chairman of the Board shall perform such additional duties and have such additional powers as the Directors shall designate. In the absence or disability of the Chairman of the Board, his powers and duties shall be performed by such officer of the corporation as the Board of Directors shall designate.

    SECTION 3. PRESIDENT. Unless otherwise determined by the Board of Directors, the President shall have full control and responsibility for the operations of the corporation. The President, at the request of the Board of Directors, as soon as reasonably possible after the close of each fiscal year, shall submit to the Board of Directors a report of the operations of the corporation for such year and a statement of its affairs and shall from time to time report to the Board of Directors all matters within his or her knowledge which the interests of the corporation may require to be brought to its notice. The President shall perform such duties and have such powers additional to the foregoing as the Board of Directors shall designate.

    SECTION 4. VICE PRESIDENTS. In the absence or disability of the President, his or her powers and duties shall be performed by the Vice President, if only one, or, if more than one, by the one designated for the purpose by the Board of Directors. Each Vice President shall have such other powers and perform such other duties as the Board of Directors shall from time to time designate.

    SECTION 5. TREASURER. The Treasurer shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositaries as shall be designated by the Board of Directors or in the absence of such designation in such depositaries as he shall from time to time deem proper. He or she shall disburse the funds of the corporation as shall be ordered by the Board of Directors, taking proper vouchers for such disbursements. He or she shall promptly render to the President and to the Board of Directors such statements of the Treasurer's transactions and accounts as the President and Board of Directors respectively may from time to time require. The Treasurer shall perform such duties and have such powers additional to the foregoing as the Board of Directors may designate.

    SECTION 6. ASSISTANT TREASURERS. In the absence or disability of the Treasurer, his or her powers and duties shall be performed by the Assistant Treasurer, if only one, or if more than one, by the one designated for the purpose by the Board of Directors. Each Assistant Treasurer shall have such other powers and perform such other duties as the Board of Directors shall from time to time designate.

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    SECTION 7.  SECRETARY.  The Secretary shall issue notices of all meetings of stockholders and Directors and of the executive and other committees where notices of such meetings are required by law or these By-laws. He or she shall keep the minutes of meetings of stockholders and of the Board of Directors and of the executive and other committees, respectively, unless such committees appoint their own respective secretaries and be responsible for the custody thereof. Unless the Board of Directors shall appoint a transfer agent and/or registrar, the Secretary shall be charged with the duty of keeping, or causing to be kept, accurate records of all stock outstanding, stock certificates issued and stock transfers. He or she shall sign such instruments as require his signature and shall perform such other duties and shall have such powers as the Board of Directors shall designate from time to time, in all cases subject to the control of the Board of Directors. The Secretary shall have custody of the corporate seal, shall affix and attest such seal on all documents whose execution under seal is duly authorized. In his or her absence at any meeting, an Assistant Secretary or the Secretary pro tempore shall perform the Secretary's duties thereat.

    SECTION 8. ASSISTANT SECRETARIES. In the absence or disability of the Secretary, his or her powers and duties shall be performed by the Assistant Secretary, if only one, or, if more than one, by the one designated for the purpose by the Board of Directors. Each Assistant Secretary shall have such powers and perform such other duties as the Board of Directors shall from time to time designate.

    SECTION 9. SALARIES. The salaries of officers, agents and employees shall be fixed from time to time by or under authority from the Board of Directors.

                                   ARTICLE VI
                           RESIGNATIONS AND REMOVALS

    SECTION 1. OFFICERS, AGENTS, EMPLOYEES AND MEMBERS OF COMMITTEES. Any officer, agent or employee of the corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board or to the Secretary of the corporation, and any member of any committee may resign by giving written notice either as aforesaid or to the committee of which he is a member or to the chairman thereof. Any such resignation shall take effect at the time specified therein, or if the time be not specified, upon receipt thereof, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Board of Directors may at any time, with or without cause, remove from office or discharge or terminate the employment of any officer, agent, employee or member of any committee.

    SECTION 2. DIRECTORS. Any Director of the corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board or to the Secretary of the corporation. Any such resignation shall take effect at the time specified therein, or if the time be not specified, upon receipt thereof, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more Directors shall resign from the Board of Directors, effective at a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective and each Director so chosen shall hold office as provided in these By-laws in the filling of other vacancies. The stockholders of the corporation entitled to vote upon the election of Directors may, at any time and in accordance with the Certificate of Incorporation, remove from office any one or more Directors only with cause upon the affirmative vote of a majority of the then outstanding shares of capital stock entitled to vote upon the election of Directors, and his successor or their successors shall be elected by the remaining Directors as provided in these By-laws and the Certificate of Incorporation in the filling of other vacancies. A Director may be removed for cause only after reasonable notice and opportunity to be heard before the body proposing to remove him.

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                                  ARTICLE VII
               INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

    SECTION 1. The corporation shall indemnify, to the fullest extent permitted by the General Corporation Law of the State of Delaware as presently in effect or as hereafter amended:

        (a) Subject to the provisions of Section 10, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the corporation (other than by action by or in the right of the corporation) by reason of the fact that he is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the " best interests of the corporation, and, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his conduct was unlawful.

        (b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    SECTION 2. The Board of Directors, in its discretion, may authorize the corporation to indemnify to the fullest extent permitted by the General Corporation Law of the State of Delaware (as presently in effect or as hereafter amended):

        (a) Subject to the provisions of Section 10, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or

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    proceeding by judgment, order, settlement, conviction, or upon a plea of
    NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his conduct was unlawful.

        (b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was an employee or agent of the corporation, or is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    SECTION 3. Any indemnification under this Article VII (unless required by law or ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this
Article VII. Such determination shall be made (i) by the Board of Directors by a majority vote of Directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders of the corporation.

    SECTION 4. Expenses incurred by a Director or officer in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article VII. Any advance under this Section 4 shall be made promptly, and in any event within ninety days, upon the written request of the person seeking the advance.

    SECTION 5. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article VII shall not be deemed exclusive of any other rights to which any person, whether or not entitled to be indemnified under this Article VII, may be entitled under any statute, By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Each person who is or becomes a Director or officer as described in Section 1 shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this
Article VII. All rights to indemnification under this Article VII shall be deemed to be provided by a contract between the corporation and the person who serves as a Director or officer of the corporation at any time while these By-laws and other relevant provisions of the General Corporation Law of the State of Delaware and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

    SECTION 6. The Board of Directors may at any time and from time to time cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer,

ICSL AMENDED AND
RESTATED BY-LAWS
                                       9
employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of the State of Delaware (as presently in effect or hereafter amended), the Certificate of Incorporation of the corporation or these By-laws.

    SECTION 7. The corporation's indemnification under Sections 1 and 2 of this
Article VII of any person who is or was a Director, officer, employee or agent of the corporation, or is or was serving, at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation, (ii) from such other corporation, partnership, joint venture, trust or other enterprise, or (iii) under any other applicable indemnification provision.

    SECTION 8. In the discretion of the Board of Directors of the corporation, for the purposes of this Article VII, references to "the corporation" may also include any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its Directors or officers, so that any person who is or was a Director or officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a Director or officer of another corporation, partnership, joint venture, trust or other enterprise, would stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as he would have with respect to such other constituent corporation if its separate existence had continued.

    SECTION 9. In addition to and without limiting the foregoing provisions of this Article VII and except to the extent otherwise required by law, any person seeking indemnification under or pursuant to Section 1 of this Article VII shall be deemed and presumed to have met the applicable standard of conduct set forth in Section 1 unless the contrary shall be established.

    SECTION 10.

    (a) In addition to and without limiting the foregoing provisions of this
Article VII and except to the extent otherwise required by law, (a) it shall be a condition of the corporation's obligation to indemnify under Sections l(a) and 2(a) of this Article VII (in addition to any other condition in these By-laws or by law provided or imposed) that the person asserting, or proposing to assert, the right to be indemnified, promptly after receipt of notice of commencement of any action, suit or proceeding in respect of which a claim for indemnification is or is to be made against the corporation, notify the corporation of the commencement of such action, suit or proceeding, including therewith a copy of all papers served and the name of counsel retained or to be retained by such person in connection with such action, suit or proceeding, and thereafter to keep the corporation timely and fully apprised of all developments and proceedings in connection with such action, suit or proceeding or as the corporation shall request, and (b) the fees and expenses of any counsel retained by a person asserting, or proposing to assert, the right to be indemnified under Section l(a) or 2(a) of this Article VII shall be at the expense of such person unless the counsel retained shall have been approved by the corporation in writing.

    (b) If a claim for indemnification or advancement of expenses under this
Article VII is not paid in full by the corporation within 90 days after a written claim therefor has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim.

    SECTION 11. For purposes of this Article VII, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any

ICSL AMENDED AND
RESTATED BY-LAWS
                                       10
employee benefit plan; and references to "serving at the request of the corporation" shall include any service by a Director or officer of the corporation which imposes duties on, or involves services by, such person with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VII.

    SECTION 12. To the extent that a Director, officer, agent or employee of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 or in Section 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    SECTION 13. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    SECTION 14. If any term or provision of this Article VII or the application thereof to any person, property or circumstance shall to any extent be invalid or unenforceable, the remainder of this Article VII or the application of such term or provision to persons, property or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each term and provision of this Article VII shall be valid and enforced to the fullest extent permitted by law.

                                  ARTICLE VIII
                                 CAPITAL STOCK

    SECTION 1. STOCK CERTIFICATES. Each stockholder shall be entitled to a certificate or certificates representing in the aggregate the shares owned by him and certifying the number and class thereof, which shall be in such form as this Board of Directors shall adopt. Each certificate of stock shall be signed by the Chairman of the Board or the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before the certificate is issued, such certificate may nevertheless be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

    SECTION 2. TRANSFER OF STOCK. Shares of stock shall be transferable on the books of the corporation pursuant to applicable law and such rules and regulations as the Board of Directors shall from time to time prescribe.

    SECTION 3. HOLDERS OF RECORD. Prior to due presentment for registration of transfer the corporation may treat the holder of record of a share of its stock as the complete owner thereof exclusively entitled to vote to receive notifications and otherwise entitled to all the rights and powers of a complete owner thereof, notwithstanding notice to the contrary.

    SECTION 4. TRANSFER AGENT AND REGISTRAR. The Board of Directors may at any time appoint a transfer agent or agents and/or registrar or registrars for the transfer and/or registration of shares of stock.

    SECTION 5. LOST, STOLEN, DESTROYED OR MUTILATED STOCK CERTIFICATES. The Board of Directors may direct a new stock certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, destroyed or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, destroyed or mutilated. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of

ICSL AMENDED AND
RESTATED BY-LAWS
                                       11
such lost, stolen, destroyed or mutilated certificate or certificates or his legal representative, to (a) advertise the same in such manner as it shall require and/or (b) give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, destroyed or mutilated and/or (c) comply with any other reasonable requirements prescribed by the Board of Directors.

                                   ARTICLE IX
                        SECURITIES OF OTHER CORPORATIONS

    Subject to any limitations that may be imposed by the Board of Directors, the Chairman of the Board, the President or any person or persons authorized by the Board of Directors may in the name and on behalf of the corporation
(i) act, or appoint any other person or persons (with or without powers of substitution) to act in the name and on behalf of the corporation (as proxy or otherwise), at any meeting of the holders of stock or other securities of any corporation or other organization, securities of which shall be held by this corporation, or (ii) express consent or dissent, as a holder of such securities, to corporate or other action by such other corporation or organization.

                                   ARTICLE X
                  CHECKS, NOTES, DRAFTS AND OTHER INSTRUMENTS

    Checks, notes, drafts and other instruments for the payment of money drawn or endorsed in the name of the corporation may be signed by any officer or officers or person or persons authorized by the Board of Directors to sign the same. No officer or person shall sign any such instrument as aforesaid unless authorized by the Board of Directors to do so.

                                   ARTICLE XI
                             DIVIDENDS AND RESERVES

    SECTION 1. DIVIDENDS. Dividends upon the capital stock of the corporation may, subject to any provisions of the Certificate of Incorporation, be declared pursuant to law by the Board of Directors. Dividends may be paid in cash, in property or in shares of the capital stock.

    SECTION 2. RESERVES. Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, thinks proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interest of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

                                  ARTICLE XII
                                 CORPORATE SEAL

    The corporate seal shall be in such form as the Board of Directors may from time to time prescribe and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

                                  ARTICLE XIII
                                  FISCAL YEAR

    The fiscal year of the corporation shall end on the 31st day of January of each year.

ICSL AMENDED AND
RESTATED BY-LAWS
                                       12

                                  ARTICLE XIV
                               BOOKS AND RECORDS

    The books, accounts and records of the corporation, except as may be otherwise required by the laws of the State of Delaware, may be kept outside of the State of Delaware, at such place or places as the Board of Directors may from time to time appoint. Except as may otherwise be provided by law, the Board of Directors shall determine whether and to what extent the books, accounts, records and documents of the corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any book, account, record or document of the corporation, except as conferred by law or by resolution of the stockholders or Board of Directors.

                                   ARTICLE XV
                                    NOTICES

    SECTION 1. MANNER OF GIVING OF NOTICE. Whenever the provisions of a law, the Certificate of Incorporation, the By-laws or rules of a committee require notice to be given to any Director, officer, stockholder or member of a committee, they shall not be construed to mean only personal notice; such notice may be given by telegram or telecopier, or by depositing such notice in a post office or letter box or with an overnight courier, in a postpaid, sealed wrapper, addressed to such Director, officer, stockholder or member of a committee at his address as the same appears in the books or records of the corporation (unless he shall have filed with the Secretary a written request that notice intended for him be sent to some other address, in which case it shall be sent to the address designated in the most recent such request); and the time when such telegram shall be transmitted or notice deposited shall be deemed to be the time of the giving of such notice.

    SECTION 2. WAIVER OF NOTICE. Whenever notice is required by law, the Certificate of Incorporation, the By-laws, or as otherwise provided by law, a written waiver thereof, signed by the person entitled to notice, shall be deemed equivalent to notice, whether signed before or after the time required for such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors or members of a committee of directors need be specified in any written waiver of notice.

                                  ARTICLE XVI
                                  SEPARABILITY

    If any term or provision of the By-laws, or the application thereof to any person or circumstance or period of time, shall to any extent be invalid or unenforceable, the remainder of the By-laws, or the application of such term or provision to persons or circumstances or periods of time other than those as to which it is invalid or unenforceable, shall not be affected thereby and each term and provision of the By-laws shall be valid and enforced to the fullest extent permitted by law.

                                  ARTICLE XVII
                                   AMENDMENTS

    The By-laws may be made, altered or repealed by the stockholders in the manner provided in the Certificate of Incorporation, or by the Board of Directors, if such power is conferred by the Certificate of Incorporation, except that any By-law made by the stockholders may be altered or repealed only by the stockholders if such By-law expressly so provides.

ICSL AMENDED AND
RESTATED BY-LAWS

                                   EXHIBIT E
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                  NEW SUBSIDIARY DEBTOR CERTIFICATE AMENDMENTS

                  NEW SUBSIDIARY DEBTOR CERTIFICATE AMENDMENTS

    Prior to consummation of the Plan, each of the Subsidiary Debtors listed on SCHEDULE A shall have amended its certificate of incorporation, articles of organization partnership agreement, or other governing charter document, as appropriate, in accordance with the laws of the jurisdiction governing such Subsidiary Debtors to include a provision substantially in the following form:

    "To the extent prohibited by Section 1123 of Title 11 of the United States Code (the "Bankruptcy Code"), the [Subsidiary Debtor] will not issue non-voting equity securities; PROVIDED, HOWEVER, that the foregoing
    (i) will have no further force and effect beyond that required under
    Section 1123 of the Bankruptcy Code, (ii) will have such force and effect, if any, only for so long as such Section 1123 is in effect and applicable to the [Subsidiary Debtor] and (iii) may be amended or eliminated in accordance with applicable law as from time to time in effect."

                                   EXHIBIT F
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                         REGISTRATION RIGHTS AGREEMENT

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         REGISTRATION RIGHTS AGREEMENT

                         DATED AS OF             , 2000

                                  BY AND AMONG

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

                                      AND

                   EACH SECURITIES HOLDER REFERRED TO HEREIN

----------------------------------------------------------------------
----------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                           --------
Section 1.   Definitions.................................................      1
       1.1.  Defined Terms...............................................      1

Section 2.   Demand Registration Rights of Securities Holders............      4
       2.1.  Demand Registration Rights..................................      4
       2.2.  Determination...............................................      4
       2.3.  Notices; Minimum Registerable Amounts.......................      5
       2.4.  Discretion of Securities Holder.............................      5
       2.5.  Allocation Among Initiating Securities Holders..............      6
       2.6.  Piggyback Rights of Securities Holders and the Company......      6

Section 3.   Company Public Sale Events..................................      7
       3.1.  Determination...............................................      7
       3.2.  Notice......................................................      7
       3.3.  Piggyback Rights of Securities Holders......................      7
       3.4.  Discretion of the Company...................................      7

Section 4.   Black-Out Periods...........................................      7
       4.1.  Black-Out Periods for Securities Holders....................      7

Section 5.   Agreements Concerning Offerings.............................      8
       5.1.  Obligations of Securities Holders...........................      8
       5.2.  Obligations of the Company..................................      8
       5.3.  Agreements Related to Offerings.............................      9
       5.4.  Certain Expenses............................................     11
       5.5.  Reports Under the Exchange Act; Rule 144....................     11
       5.6.  Limitations on Subsequent Registration Rights...............     11
       5.7.  Indemnification and Contribution............................     12
       5.8.  Underwritten Offerings......................................     17
             Transfer of Rights Under this Agreement; Transfers of
       5.9.  Registerable Common.........................................     17
      5.10.  Termination of Rights.......................................     17

Section 6.   Sequencing of Public Sale Events............................     17
       6.1.  Effective Notice Period.....................................     17
       6.2.  Restrictive Legend on Certificates..........................     18

Section 7.   Representations and Warranties of the Company...............     18

Section 8.   Representations and Warranties of the Securities Holders....     21

Section 9.   Delivery of Comfort Letter and Legal Opinion................     22

Section 10.  Miscellaneous...............................................     22
      10.1.  Notices.....................................................     22
      10.2.  Amendments and Waivers......................................     23
      10.3.  Termination.................................................     23
      10.4.  Survival of Representations and Warranties..................     23

                                                                             PAGE
                                                                           --------
      10.5.  Headings....................................................     23
      10.6.  Counterparts................................................     23
      10.7.  Governing Law...............................................     23
      10.8.  Adjustment of Shares........................................     23
      10.9.  No Inconsistent Agreements..................................     23
     10.10.  Severability................................................     24
     10.11.  Entire Agreement............................................     24
     10.12.  Listing of New Common Stock.................................     24

      SCHEDULES

             Schedule 1--Registrable Common As of the Effective Date

      EXHIBITS

             Exhibit A--Securities Holders Questionnaire
             Exhibit B--Supplemental Addendum

                         REGISTRATION RIGHTS AGREEMENT

    REGISTRATION RIGHTS AGREEMENT, dated as of             , 2000, by and among
INNOVATIVE CLINICAL SOLUTIONS, LTD., a corporation organized under the laws of the State of Delaware (the "COMPANY"), and each SECURITIES HOLDER (as defined in subsection 1.1).

                              W I T N E S S E T H:

    WHEREAS, in connection with the restructuring of the Company's 6 3/4% Convertible Subordinated Debentures due 2003 (the "Debentures"), shares of New Common Stock (as defined below) are being issued to holders of the Debentures; and

    WHEREAS, the Company and the Securities Holders have agreed that the Company shall provide registration rights to such Holders on the terms herein set forth.

    NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto hereby agree as follows:

    Section 1.  DEFINITIONS.

    1.1. DEFINED TERMS. (a) As used in this Agreement, the terms defined in the caption and the recitals shall have the meanings set forth therein, and the following terms shall have the following meanings:

        "AFFILIATE" shall have the meaning ascribed thereto in Rule 12b-2 under the Exchange Act as in effect on the date hereof.

        "AGREEMENT" shall mean this Registration Rights Agreement, as amended, supplemented or otherwise modified from time to time.

        "COMMISSION" shall mean the United States Securities and Exchange Commission or any successor thereto.

        "COMPANY PUBLIC SALE EVENT" shall mean any sale by the Company of New Common Stock pursuant to a Registration Statement filed by the Company (other than a Registration Statement filed by the Company on either
    Form S-4 or Form S-8) pursuant to subsection 3.1.

        "COMPANY SALE NOTICE" shall mean a Notice of Offering from the Company to each Security Holder stating that the Company proposes to effect a Company Public Sale Event.

        "DEMAND REGISTRATION" shall mean any Registration of Registerable Common pursuant to a Registration Statement filed by the Company in accordance with the provisions of subsection 2.2.

        "EFFECTIVE DATE" shall mean             , 2000, the date on which New
    Common Stock is exchanged for Notes then held by the Securities Holders.

        "EFFECTIVE NOTICE PERIOD" shall have the meaning assigned to such term in subsection 6.1.

        "ESQF" shall mean ESQF Advisors, Inc.

        "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, or any successor legislation thereto.

        "FORM S-1" shall mean such form of registration statement under the Securities Act as in effect on the date hereof or any successor form thereto.

        "FORM S-3" shall mean such form of registration statement under the Securities Act as in effect on the date hereof or any successor form thereto.

        "FORM S-4" shall mean such form of registration statement under the Securities Act as in effect on the date hereof or any successor form thereto.

REGISTRATION RIGHTS AGREEMENT

        "FORM S-8" shall mean such form of registration statement under the Securities Act as in effect on the date hereof or any successor form thereto.

        "GOVERNMENTAL AUTHORITY" shall mean any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

        "ICSL GROUP" shall mean the Company and each of its Subsidiaries.

        "INITIATING SECURITIES HOLDERS" shall have the meaning assigned to such term in subsection 2.3(b).

        "MATERIAL ADVERSE CHANGE" shall mean, for purposes of subsections 2.4(b) and (c), any material adverse change in, or the occurrence of any event which would reasonably be expected to have a material adverse effect on, the business, condition (financial or otherwise) or prospects of the ICSL Group taken as a whole (it being understood that a change in general political, financial, banking or capital market conditions shall not be a "Material Adverse Change" unless such change has, or would reasonably be expected to have, a material adverse effect on the ICSL Group as described above).

        "MINIMUM REGISTERABLE AMOUNT" shall mean, on any date of determination thereof, (i) in the case of a Demand Registration other than a Shelf Registration, 5% of the issued and then outstanding shares of New Common Stock or (ii) in the case of a Shelf Registration, 10% of the issued and then outstanding shares of New Common Stock.

        "NASD" shall mean the National Association of Securities Dealers, Inc. or any successor thereto.

        "NEW COMMON STOCK" shall mean the common stock, par value $.01 per share, of the Company and any reclassification thereof.

        "NOTICE OF OFFERING" shall mean a written notice with respect to (a) a proposed Sale Event pursuant to a Demand Registration or (b) a Company Public Sale Event, in each case setting forth (i) the expected maximum and minimum number of shares of Registerable Common or New Common Stock, as the case may be, proposed to be offered and sold, (ii) the lead managing underwriter, if applicable and known and (iii) the proposed method of distribution and the expected timing of the offering.

        "PERSON" shall mean any individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority, limited liability company or other entity of whatever nature.

        "PIGGYBACKING NOTICE" shall have the meaning assigned to such term in subsection 2.6(a).

        "PIGGYBACKING SECURITIES HOLDER" shall have the meaning assigned to such term in subsection 2.6(a).

        "PRELIMINARY PROSPECTUS" shall mean each preliminary prospectus included in a Registration Statement or in any amendment thereto prior to the date on which such Registration Statement is declared effective under the Securities Act, including any prospectus filed with the Commission pursuant to Rule 424(a) under the Securities Act.

        "PROSPECTUS" shall mean each prospectus included in a Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in accordance with Rule 430A), together with any supplement thereto, as filed with, or transmitted for filing to, the Commission pursuant to Rule 424(b) under the Securities Act.

        "PUBLIC SALE EVENT" shall mean a Securities Holder Public Sale Event or a Company Public Sale Event, as the case may be.

REGISTRATION RIGHTS AGREEMENT          2

        "PURCHASE AGREEMENT" shall mean, in connection with any Sale Event, any written agreement entered into by any Securities Holder providing for the sale of Registerable Common and/or the Company providing for the sale of New Common Stock.

        "REGISTERABLE COMMON" shall mean with respect to each Securities Holder
    (a) the shares of New Common Stock issued to such Securities Holder in exchange for its Debentures (in the number, as of the Effective Date, as set forth on Schedule 1 hereto), and (b) any other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares of Registerable Common; excluding in all cases, however, any shares of Registerable Common from and after the transfer thereof pursuant to a Registration Statement or Rule 144.

        "REGISTRATION" shall mean a registration of securities pursuant to the Securities Act.

        "REGISTRATION STATEMENT" shall mean any registration statement (including the Preliminary Prospectus, the Prospectus, any amendments (including any post-effective amendments) thereof, any supplements and all exhibits thereto and any documents incorporated therein by reference pursuant to the rules and regulations of the Commission), filed by the Company with the Commission which complies with the requirements of the Securities Act and the rules and regulations of the Commission thereunder in connection with any Public Sale Event.

        "RESPONSIBLE OFFICER" shall mean with respect to any Person, the president, chief executive officer, chief operating officer, chief financial officer, vice president-finance or treasurer of such Person.

        "RULE 144", shall mean Rule 144 promulgated by the Commission under the Securities Act, or any successor to such Rule.

        "RULE 415" shall mean Rule 415 promulgated by the Commission under the Securities Act, or any successor to such Rule.

        "RULE 424" shall mean Rule 424 promulgated by the Commission under the Securities Act, or any successor to such Rule.

        "RULE 430A" shall mean Rule 430A promulgated by the Commission under the Securities Act, or any successor to such Rule.

        "SALE EVENT" shall mean any sale by the Company of New Common Stock pursuant to a Company Public Sale Event or any sale by any Securities Holder of Registerable Common pursuant to any Registration Statement.

        "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, or any successor legislation thereto.

        "SECURITIES HOLDER" shall mean each entity set forth on the signature pages of this Agreement under the heading "SECURITIES HOLDERS", including any transferee who becomes bound by the terms of this Agreement pursuant to
    Section 5.9.

        "SECURITIES HOLDER PUBLIC SALE EVENT" shall mean any sale of Registerable Common by a Securities Holder pursuant to a Demand Registration.

        "SECURITIES HOLDER SALE NOTICE" shall mean a Notice of Offering to the Company from a Securities Holder requesting the Company to effect a Demand Registration of Registerable Common (to which such Securities Holder is at the time entitled pursuant to subsection 2.1) and stating whether such Securities Holder is requesting that such Demand Registration be a Shelf Registration; PROVIDED that if more than one Notice of Offering is required to aggregate the Minimum Registerable Amount, the term "Securities Holder Sale Notice" shall refer collectively to all such Notices of Offering delivered by Securities Holders to the Company in accordance with subsection 2.3(b).

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
        "SECURITIES HOLDER'S QUESTIONNAIRE" shall mean the questionnaire to be provided by each Securities Holder to the Company in connection with a Public Sale Event, substantially in the form of Exhibit A, as the same from time to time may be amended, supplemented or otherwise modified.

        "SHELF REGISTRATION" shall mean any Registration of Registerable Common pursuant to a Registration Statement filed by the Company in accordance with the provisions of subsection 2.2 and which provides for the offering of Registerable Common to be made on a continuous basis pursuant to Rule 415.

        "SUBSIDIARY" shall mean, as to any Person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect the majority of the board of directors or other managers of such corporation, partnership or other entity are at that time owned directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

        "SUPPLEMENTAL ADDENDUM" shall mean a Supplemental Addendum, substantially in the form of Exhibit B to this Agreement.

        "TERMINATION DATE" shall mean, as to each Securities Holder, the date on which counsel to the Company delivers an opinion in accordance with subsection 5.10 to such Securities Holder.

    (b) The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement.

    Section 2.  DEMAND REGISTRATION RIGHTS OF SECURITIES HOLDERS.

    2.1. DEMAND REGISTRATION RIGHTS. At any time prior to the Termination Date, each Securities Holder shall have the right, subject to subsections 2.3 and 6.1, to request an unlimited number of Demand Registrations, and the Company shall be obligated to provide a Demand Registration in response to each such request.

    2.2. DETERMINATION. Subject to the terms and conditions hereof, if the Company shall at any time receive a Securities Holder Sale Notice in accordance with subsection 2.3 representing at least the Minimum Registerable Amount, then the Company shall (a) (i) in the case of a Registration Statement on Form S-1, use its reasonable best efforts to file such Registration Statement within 45 days, and in any event, but subject to subsection 5.3(b), make such filing within 75 days, of the receipt of such Securities Holder Sale Notice or (ii) in the case of a Registration Statement on Form S-3, use its reasonable best efforts to file such Registration Statement within 30 days, and in any event, but subject to subsection 5.3(b), make such filing within 60 days (PROVIDED that such time periods shall begin on the date of the Company's receipt of the Securities Holder Sale Notice which, together with any earlier delivered Securities Holder Sale Notice, represents the applicable Minimum Registerable Amount), which Registration Statement shall cover the maximum number of shares of Registerable Common set forth in such Securities Holder Sale Notice, and, if applicable, such additional shares of New Common Stock as permitted under subsection 2.6 and (b) use its best efforts to facilitate such Demand Registration as provided herein. Notwithstanding the foregoing, the Company may delay the filing of (but not its obligation to expeditiously prepare) any Registration Statement relating to a Demand Registration for a reasonable period of time (not in excess of 90 days) if the Board of Directors of the Company reasonably determines to delay such filing and, within ten (10) days of such determination, the Company provides each Securities Holder that delivered a Securities Holder Sale Notice with a certificate signed by the Chairman of the Board of Directors of the Company or the Chief Executive Officer of the Company stating that, in the good faith judgment of the Board of Directors of the Company, the filing of such Registration Statement would

REGISTRATION RIGHTS AGREEMENT          4
adversely affect any material business situation, transaction or negotiation then contemplated by the Company or materially and adversely affect the Company. The Company shall promptly give notice to each such Securities Holder of the end of any delay period under this subsection. Subject to any extension under subsection 4.1(b), the Company shall keep any Demand Registration Statement effective for a period of (i) in the case of a Demand Registration other than a Shelf Registration, until the earlier of (x) the four (4) month anniversary of the date that the Registration Statement with respect thereto is declared effective by the Commission and (y) the date on which all of the Registerable Common covered by such Registration Statement has been sold and (ii) in the case of a Shelf Registration, until the earlier of (x) two (2) years following the date the Registration Statement with respect thereto is declared effective by the Commission and (y) the date on which all of the Registerable Common covered by such Registration Statement has been sold or, in each case, such shorter period if any such Registration is terminated in accordance with the terms hereof prior to the end of the applicable period.

    2.3. NOTICES; MINIMUM REGISTERABLE AMOUNTS. (a) Subject to subsection 2.1, any Securities Holder may send a Securities Holder Sale Notice to the Company in respect of a Demand Registration. Simultaneously with the delivery to the Company of a Securities Holder Sale Notice, the Securities Holder so requesting a Demand Registration shall deliver to each other Securities Holder a copy of such Securities Holder Sale Notice and such other information as such Securities Holder may deem appropriate.

    (b) Notwithstanding subsection 2.3(a), no Securities Holder Sale Notice delivered by a Securities Holder shall be effective to require the Company to provide a Demand Registration, unless (i) the aggregate number of shares of New Common Stock represented by such Securities Holder Sale Notice equals or exceeds the Minimum Registerable Amount or (ii) within twenty (20) days of the delivery of the first Securities Holder Sale Notice in respect of an aggregate number of shares of New Common Stock that does not equal or exceed the Minimum Registerable Amount one or more additional Securities Holder Sale Notices are delivered by Securities Holders then entitled to request a Demand Registration pursuant to subsection 2.1(a) such that the aggregate number of shares of New Common Stock represented by all such Securities Holder Sale Notices (including the Securities Holder Sale Notice which commenced such twenty (20) day period) is at least equal to the Minimum Registerable Amount. All Securities Holders delivering Securities Holder Sale Notices in accordance with the immediately preceding sentence are hereinafter referred to as the "INITIATING SECURITIES HOLDERS". Subject to subsection 2.4, the delivery of any Securities Holder Sale Notice pursuant to this subsection 2.3(b), shall be deemed a request by each Initiating Securities Holder under subsection 2.1 for a Demand Registration, PROVIDED that if all Securities Holder Sale Notices so delivered do not represent at least the Minimum Registerable Amount, then all such Securities Holder Sale Notices shall be deemed null and void and shall not constitute a request for Demand Registration under subsection 2.1 by any Initiating Securities Holder.

    (c) Any Securities Holder Sale Notice may be revised from time to time prior to the earlier of (i) the execution of the Purchase Agreement, if any, for such offering and (ii) the effectiveness of the Registration Statement for such offering; PROVIDED that in no event may a Securities Holder Sale Notice be revised so as to reduce the aggregate number of shares of New Common Stock represented by such Securities Holder Sale Notice below the Minimum Registerable Amount.

    (d) The Company shall promptly provide a Securities Holder Questionnaire
(i) in the case of a Demand Registration, to each Securities Holder that delivers a Securities Holder Sale Notice in accordance with this subsection 2.3 and each Piggybacking Securities Holder and (ii) in the case of a Company Public Sale Event, to each Securities Holder that has indicated its desire pursuant to subsection 3.3 to participate in such Sale Event.

    2.4. DISCRETION OF SECURITIES HOLDER. In connection with any Securities Holder Public Sale Event, subject to the provisions of this Agreement, the Securities Holder requesting a Demand Registration (if such Public Sale Event was initiated by an individual Securities Holder) or the Initiating Securities Holders owning a majority of the aggregate number of shares of Registerable Common that all such Initiating

REGISTRATION RIGHTS AGREEMENT          5

Securities Holders are seeking to include in such Public Sale Event (if such Public Sale Event was initiated by Initiating Securities Holders), in its or their sole discretion, as the case may be, shall determine whether (i) to proceed with, withdraw from or terminate such proposed Securities Holder Public Sale Event, (ii) to enter into one or more Purchase Agreements for such Securities Holder Public Sale Event and (iii) to take such actions as may be necessary to close the sale of Registerable Common contemplated by such offering, including, without limitation, waiving any conditions to closing such sale which have not been fulfilled.

    2.5. ALLOCATION AMONG INITIATING SECURITIES HOLDERS. In connection with any Demand Registration requested by Initiating Securities Holders in accordance with subsection 2.3, if the lead managing underwriter selected by such Initiating Securities Holders in accordance with subsection 5.8 with respect to such offering (or, if the offering is not underwritten, if a financial advisor to such Initiating Securities Holders) determines that marketing factors require a limitation on the number of shares of Registerable Common to be offered and sold in such offering, there shall be included in the offering only that number of shares of Registerable Common that such lead managing underwriter or financial advisor, as the case may be, reasonably and in good faith believes will not jeopardize the success of the offering, which shares of Registerable Common shall be allocated among the Initiating Securities Holders on a PRO RATA basis based on the number of shares of Registerable Common each such Initiating Securities Holder seeks to include in such offering.

    2.6. PIGGYBACK RIGHTS OF SECURITIES HOLDERS AND THE COMPANY. (a) In connection with any Demand Registration that has been requested by a Securities Holder or Initiating Securities Holders, as the case may be, in accordance with subsections 2.1 and 2.3, any other Securities Holder then holding Registerable Common (a "PIGGYBACKING SECURITIES HOLDER") and the Company shall be entitled, subject to subsection 2.6(b), to participate on the same terms and conditions as such Securities Holder in the Securities Holder Public Sale Event relating thereto and offer and sell shares of Registerable Common or shares of New Common Stock, respectively, therein as provided in this subsection 2.6. Any party desiring to so participate shall give written notice (a "PIGGYBACKING NOTICE") to the Securities Holder requesting such Demand Registration and, if such party is not the Company, to the Company no later than fifteen (15) days following receipt of a Securities Holder Sale Notice, of the aggregate number of shares of Registerable Common that such Piggybacking Securities Holder or shares of New Common Stock that the Company, as the case may be, then desires to offer and sell in such Securities Holder Public Sale Event.

    (b) The extent to which a Piggybacking Securities Holder or the Company may participate in any Securities Holder Public Sale Event in accordance with paragraph (a) of this subsection 2.6 shall be limited to that number of shares of Registerable Common or shares of New Common Stock that will not require a reduction in the number of shares of Registerable Common of the Initiating Securities Holders or the Securities Holder requesting such Demand Registration to be included therein or change in a manner materially adverse to such Initiating Securities Holders or Securities Holder, as the case may be, the proposed method of the offering, including, without limitation, the economic benefits to such Initiating Securities Holders or Securities Holder. If the lead managing underwriter selected by the Initiating Securities Holders or the Securities Holder initiating such Securities Holder Public Sale Event (or, if the offering is not underwritten, a financial advisor to such Initiating Securities Holders or Securities Holder) determines that marketing factors require a limitation on the number of shares of Registerable Common or shares of New Common Stock to be offered and sold in such offering, there shall be included in the Registration Statement with respect to such offering only that number of shares of Registerable Common held by such Securities Holders or shares of New Common Stock to be sold by the Company, if any, that such lead managing underwriter or financial advisor, as the case may be, reasonably and in good faith believes will not jeopardize the success of the offering, which shares shall be allocated FIRST among the Piggybacking Securities Holders on a PRO RATA basis based on the number of shares of Registerable Common each such Securities Holder is seeking to include in such offering and SECOND to the Company.

REGISTRATION RIGHTS AGREEMENT          6

    Section 3.  COMPANY PUBLIC SALE EVENTS.

    3.1. DETERMINATION. Subject to subsection 6.1, the Company may at any time effect a Company Public Sale Event pursuant to a Registration Statement filed by the Company, PROVIDED that the Company gives each Securities Holder a Company Sale Notice, no less than 21 days prior to the filing of the related Registration Statement.

    3.2. NOTICE. The Company Sale Notice shall contain a statement that the Securities Holders are entitled to participate in such offering and the number of shares of Registerable Common which represents the best estimate of the lead managing underwriter (or, if not known or applicable, the Company) that will be available for sale by the Securities Holders in the proposed offering.

    3.3. PIGGYBACK RIGHTS OF SECURITIES HOLDERS. (a) If the Company shall have delivered a Company Sale Notice, Securities Holders shall be entitled to participate on the same terms and conditions as the Company in the Company Public Sale Event to which such Company Sale Notice relates and to offer and sell shares of Registerable Common therein only to the extent provided in this subsection 3.3. Each Securities Holder desiring to participate in such offering shall notify the Company in writing, by delivering a Piggybacking Notice no later than ten (10) days following receipt of a Company Sale Notice in respect of a Company Public Sale Event of the aggregate number of shares of Registerable Common that such Securities Holder then desires to sell in the offering.

    (b) Each Securities Holder desiring to participate in a Company Public Sale Event may include shares of Registerable Common in any Registration Statement relating to a Company Public Sale Event to the extent that the inclusion of such shares shall not reduce the number of shares of New Common Stock to be offered and sold by the Company to be included therein or change in a manner materially adverse to the Company the proposed method of the offering, including, without limitation, the economic benefits to the Company. If the lead managing underwriter selected by the Company for such offering (or, if the offering is not underwritten, a financial advisor to the Company) determines that marketing factors require a limitation on the number of shares of Registerable Common to be offered and sold in such Company Public Sale Event, there shall be included in the offering only that number of shares of Registerable Common, if any, that such lead managing underwriter or financial advisor, as the case may be, reasonably and in good faith believes will not jeopardize the success of the offering, which shares of Registerable Common shall be allocated among such Securities Holders on a PRO RATA basis based on the number of shares of Registerable Common each such Securities Holder is seeking to include in such Sale Event.

    3.4. DISCRETION OF THE COMPANY. In connection with any Company Public Sale Event, subject to the provisions of this Agreement, the Company, in its sole discretion, shall determine whether (a) to proceed with, withdraw from or terminate such Company Public Sale Event, (b) to enter into the Purchase Agreement for such Company Public Sale Event, and (c) to take such actions as may be necessary to close the sale of New Common Stock contemplated by such offering, including, without limitation, waiving any conditions to closing such sale which have not been fulfilled.

    Section 4.  BLACK-OUT PERIODS.

    4.1. BLACK-OUT PERIODS FOR SECURITIES HOLDERS. (a) No Securities Holder shall offer to sell or sell any shares of Registerable Common pursuant to a Demand Registration, and the Company shall not be required to supplement or amend any Registration Statement or otherwise facilitate the sale of Registerable Common pursuant thereto, during the 90-day period (or such lesser number of days until the Company makes its next required filing under the Exchange Act) immediately following the receipt by each Securities Holder of a certificate of an authorized officer of the Company to the effect that the Board of Directors of the Company has in good faith and for valid business reasons requested that the Securities Holders refrain from selling shares of Registerable Common; PROVIDED, HOWEVER, that the identity of a potential purchaser or purchasers of Registerable Common from a Securities Holder shall not constitute a valid business reason. Any period described in this subsection 4.1(a) during which Securities Holders are

REGISTRATION RIGHTS AGREEMENT          7
not able to sell shares of Registerable Common pursuant to a Demand Registration is herein referred to as a "black-out" period. The Company shall notify each Securities Holder of the expiration or earlier termination of any "black-out" period (the nature and pendency of which need not be disclosed during such "black-out" period).

    (b) The period during which the Company is required pursuant to subsection
2.2 to keep any Demand Registration effective shall be extended by a number of days equal to the number of days, if any, of any "black-out" period applicable to Securities Holders pursuant to this subsection 4.1 occurring during such period, plus a number of days equal to the number of days during such period, if any, of any period during which the Securities Holders are unable to sell any shares of Registerable Common pursuant to a Demand Registration as a result of the happening of any event of the nature described in subsection 5.3(c)(ii), 5.3(c)(iii) or 5.3(c)(v).

    Section 5.  AGREEMENTS CONCERNING OFFERINGS.

    5.1. OBLIGATIONS OF SECURITIES HOLDERS. (a) Each Securities Holder shall, upon the reasonable request of the Company, advise the Company of the number of shares of Registerable Common then held or beneficially owned by it.

    (b) It shall be a condition precedent to the obligations of the Company to effect a Registration of any shares of Registerable Common that the Securities Holders desiring to participate in a Public Sale Event shall have furnished to the Company a completed Securities Holder's Questionnaire and such additional information regarding themselves, the Registerable Common held by them and the intended method of disposition of such securities as shall be required by law or the Commission to effect the Registration of their Registerable Common and any other information relating to such Registration reasonably requested by the Company.

    5.2. OBLIGATIONS OF THE COMPANY. Whenever required under this Agreement to proceed with a Registration of any Registerable Common, the Company shall, subject to the terms and conditions of this Agreement, as expeditiously as reasonably possible:

        (a) In accordance with subsection 2.2, prepare and file with the Commission a Registration Statement with respect to such Registerable Common and use its best efforts to cause such Registration Statement to become effective.

        (b) Prepare and file with the Commission such amendments (including post-effective amendments) to such Registration Statement and supplements to the related Prospectus used in connection with such Registration Statement, and otherwise use its best efforts, to the end that such Registration Statement reflects the plan of distribution of the securities registered thereunder that is included in the relevant Notice of offering, if any, in respect of a Demand Registration and, subject to subsection 2.2, is effective until the completion of the distribution contemplated by such Registration Statement or so long thereafter as a dealer is required by law to deliver a Prospectus in connection with the offer and sale of the shares of Registerable Common covered by such Registration Statement.

        (c) Notify the Securities Holders selling Registerable Common, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, when the Company becomes aware of the occurrence of any event, as a result of which the Prospectus included in such Registration Statement (as then in effect) contains an untrue statement of material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts to prepare and file promptly, and in any event within 20 days, with the Commission a supplement or amendment to such Prospectus so that, as thereafter delivered to purchasers of such Registerable Common, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

REGISTRATION RIGHTS AGREEMENT          8

        (d) Provide to any Securities Holder requesting to include Registerable Common in such Registration Statement and any managing underwriter participating in any distribution thereof, and to any attorney, accountant or other agent retained by such Securities Holder or managing underwriter, reasonable access to appropriate officers and directors of the Company to ask questions and to obtain information reasonably requested by any such Person in connection with such Registration Statement or any amendment thereto, PROVIDED, HOWEVER, that (i) in connection with any such access or request, any such requesting Persons shall cooperate to the extent reasonably practicable to minimize any disruption to the operation by the Company of its business and (ii) any records, information or documents shall be kept confidential by such requesting Persons, unless (x) such records, information or documents are in the public domain or otherwise publicly available other than through disclosure by such requesting party or
    (y) disclosure of such records, information or documents is required by court or administrative order or by applicable law (including, without limitation, the Securities Act).

        (e) Furnish to the participating Securities Holders, such number of copies of a Prospectus, including a Preliminary Prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registerable Common owned by them.

        (f) Use its best efforts to register and qualify the securities covered by such Registration Statement under such other securities or "Blue Sky" laws of such jurisdictions in the United States as shall be reasonably requested by the Securities Holders, PROVIDED that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions or to make any filing or take any other action which could subject it to taxation as a result of such filing.

        (g) Enter into and perform its obligations under a Purchase Agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter of such underwritten offering; PROVIDED, HOWEVER, that each Securities Holder participating in such Public Sale Event shall also enter into and perform its obligations under such Purchase Agreement so long as such obligations are usual and customary obligations of selling stockholders in a registered public offering.

    5.3. AGREEMENTS RELATED TO OFFERINGS. Subject to the terms and conditions hereof, in connection with any Demand Registration:

        (a) The Company will cooperate with any underwriters for, and the Securities Holders of, the shares of Registerable Common proposed to be sold pursuant to a Registration Statement, and will, unless the parties to the Purchase Agreement otherwise agree, enter into a Purchase Agreement not inconsistent with the terms and conditions of this Agreement and containing such other terms and conditions of a type and form reasonable and customary for companies of similar size and credit rating (including, but not limited to, such provisions for delivery of a "comfort letter" and legal opinion as are customary), and take all such other reasonable actions as are necessary or advisable to permit, expedite and facilitate the disposition of such shares of Registerable Common in the manner contemplated by such Registration Statement in each case to the same extent as if all the shares of Registerable Common then being offered were for the account of the Company.

        (b) Neither a Registration Statement nor any amendment or supplement thereto will be filed by the Company until counsel for the Initiating Securities Holder or the securities Holder delivering the relevant effective Securities Holder Sale Notice shall have had a reasonable opportunity to review the same and each Securities Holder participating in such Sale Event shall have had a reasonable opportunity to exercise its rights under subsection 5.2(d) with respect thereto. No amendment to such Registration Statement naming any Securities Holder as a selling security holder shall be filed with the Commission until such Securities Holder shall have had a reasonable opportunity to review such Registration Statement as originally filed. Neither such Registration Statement nor any related

REGISTRATION RIGHTS AGREEMENT          9

    Prospectus or any amendment or supplement thereto shall be filed by the Company with the Commission which shall be disapproved (for reasonable cause) by the managing underwriters named therein or any participating Securities Holders within a reasonable period after notice thereof.

        (c) The Company will use its reasonable efforts to keep the Securities Holders informed of the Company's best estimate of the earliest date on which such Registration Statement or any post-effective amendment thereto will become effective and will notify each Securities Holder and the managing underwriters participating in the distribution pursuant to such Registration Statement promptly (i) when such Registration Statement or any post-effective amendment to such Registration Statement becomes effective,
    (ii) of any request by the Commission for an amendment or any supplement to such Registration Statement or any related Prospectus, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or of any order preventing or suspending the use of any related Prospectus or the initiation or threat of any proceeding for that purpose, (iv) of the suspension of the qualification of any shares of New Common Stock included in such Registration Statement for sale in any jurisdiction or the initiation or threat of a proceeding for that purpose,
    (v) of any determination by the Company that an event has occurred (the nature and pendency of which need not be disclosed during a "black-out period" pursuant to subsection 4.1) which makes untrue any statement of a material fact made in such Registration Statement or any related Prospectus or which requires the making of a change in such Registration Statement or any related Prospectus in order that the same will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (vi) of the completion of the distribution contemplated by such Registration Statement if it relates to a Company Sale Event.

        (d) In the event of the issuance of any stop order suspending the effectiveness of such Registration Statement or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any shares of Common Stock included in such Registration Statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain its withdrawal.

        (e) The Company agrees to otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than fifteen months after the effective date of such Registration Statement, an earnings statement covering the period of at least twelve months beginning with the first full fiscal quarter after the effective date of such Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder.

        (f) The Company shall, subject to permitted "black-out" periods, upon the happening of any event of the nature described in subsection 5.3(c)(ii), 5.3(c)(iii) or 5.3(c)(v), as expeditiously as reasonably possible, prepare a supplement or post-effective amendment to the applicable Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required documents and deliver a copy thereof to each Securities Holder so that, as thereafter delivered to the purchasers of the Registerable Common being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (g) Upon receipt of any notice from the Company of the happening of any event of the kind described in subsection 5.2(c), each Securities Holder will immediately discontinue disposition of the Registerable Common pursuant to the Registration Statement relating to such Registerable Common until such Securities Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by subsection 5.2(c), or until such Securities Holder has been advised in writing by the Company that the use of the Prospectus may be resumed and has received copies of any additional or

REGISTRATION RIGHTS AGREEMENT          10
    supplemental filings which are incorporated by reference therein. If reasonably requested by the Company, the Securities Holders will, or will request the managing underwriter or underwriters, if any, to, deliver to the Company all copies, other than permanent file copies, of the Prospectus covering the Registerable Common current at the time of receipt of such notice.

    5.4. CERTAIN EXPENSES. The Company shall pay all fees, disbursements and expenses in connection with the performance of its obligations hereunder, including, without limitation, all registration and filing fees, printing expenses, auditors' fees, listing fees, registrar and transfer agents' fees, reasonable fees and disbursements of one counsel (and appropriate local counsel) to the Securities Holders in connection with each Sale Event (which counsel shall be selected by EQSF, if any Affiliate of EQSF is participating in such Sale Event, and if no such Affiliate is participating, by the Securities Holders holding a majority of the Registrable Securities that are the subject of such Sale Event) and counsel for the Company, expenses (including reasonable fees and disbursements of counsel) of complying with applicable securities or "Blue Sky" laws and the fees of the NASD or other governing body of any securities exchange on which the New Common Stock is listed in connection with its review of any offering contemplated in such Registration Statement, but not including underwriting fees, discounts and commissions.

    5.5.  REPORTS UNDER THE EXCHANGE ACT; RULE 144.  (a) The Company agrees to:

        (i) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act or the Exchange Act; and

        (ii) furnish to any Securities Holder forthwith upon request (A) a written statement by the Company that it has complied with the current public information and reporting requirements of Rule 144 or any similar rule or regulation hereafter adopted by the Commission and the Exchange Act,
    (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (C) such other information as is available to the Company without unreasonable cost or expense and may be reasonably requested in connection with availing any Securities Holder of any rule or regulation of the Commission which permits the selling of any such securities without Registration or pursuant to such rule or regulation.

    (b) During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, upon the request of any Securities Holder, make available to such Securities Holder and any prospective purchaser of Registerable Common designated by such Securities Holder the information required by Rule 144(c) in order to permit resales of the Registerable Common held by such Securities Holder pursuant to Rule 144.

    (c) Any Securities Holder selling shares of Registerable Common pursuant to Rule 144 shall promptly deliver to the Company a copy of the completed Form 144 filed by such Securities Holder with the Commission.

    5.6. LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS. From and after the date of this Agreement, the Company shall not, without the prior written consent of Securities Holders owning a majority of the Registerable Common held by Securities Holders at such time, enter into any agreement (other than this Agreement) which would allow any holder or prospective holder of New Common Stock (a) on demand of such holder to cause the Company to effect a Registration of such securities prior to the thirty (30) month anniversary of the Effective Date, (b) to include such securities in any Registration Statement filed under subsection 2.2 hereof to the exclusion of shares of Registerable Common that any Securities Holder desires to include in any such offering or (c) to include such securities in any Company Public Sale Event to the exclusion of shares of Registerable Common that any Securities Holder desires to include in any such offering.

REGISTRATION RIGHTS AGREEMENT          11

    5.7. INDEMNIFICATION AND CONTRIBUTION. (a) In connection with a Demand Registration, provisions substantially in conformity with the following provisions shall be contained in the related Purchase Agreement unless the parties to such Purchase Agreement agree otherwise:

        (i) The Company shall agree to indemnify and hold harmless each Securities Holder and each Person, if any, who controls such Securities Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages or liabilities, joint or several, or actions in respect thereof to which such Securities Holder or controlling Person may become subject under the Securities Act, or otherwise (collectively, "LOSSES"), insofar as such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement, any related Preliminary Prospectus or any related Prospectus, or any amendment or supplement thereto, or arise out of, or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Securities Holder or controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss; PROVIDED, however, that the Company shall not be so liable to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in said Registration Statement, said Preliminary Prospectus, said Prospectus or any said amendment or supplement in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of a Securities Holder specifically for use therein. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus if (A) such Securities Holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of Registerable Common to the Person asserting such Loss or who purchased such Registerable Common which is the subject thereof if, in either case, such delivery is required by the Securities Act and (B) the Prospectus would have corrected such untrue statement or omission or alleged untrue statement or alleged omission; and the Company shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus and if, having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such Securities Holder thereafter fails to deliver such Prospectus as so amended or supplemented, prior to or concurrently with the sale of Registerable Common to the Person asserting such Loss or who purchased such Registerable Common which is the subject thereof if, in either case, such delivery is required by the Securities Act. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

        (ii) Each Securities Holder severally shall agree to indemnify and hold harmless the Company, each of its officers and directors who sign the Registration Statement, each other Securities Holder and each Person, if any, who controls the Company or such other Securities Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any Losses to which the Company, such officers or directors, such other Securities Holder or such controlling Person may become subject under the Securities Act, or otherwise, insofar as such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement, any related Preliminary Prospectus or any related Prospectus, or any amendment or supplement thereto, or arise out of, or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such officers or directors, such other Securities Holder or such controlling Person for any legal or other expenses reasonably incurred by them in

REGISTRATION RIGHTS AGREEMENT          12
    connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in said Registration Statement, said Preliminary Prospectus or said Prospectus, or any said amendment or supplement in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of such Securities Holder specifically for use therein; PROVIDED, HOWEVER, that the liability of each Securities Holder on account of the foregoing shall be limited to an amount equal to the net proceeds of the sale of shares of Registerable Common by such Securities Holder in the offering which gave rise to the liability.

        (iii) The Company shall agree to indemnify and hold harmless each underwriter and each Person, if any, who controls any such underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any Losses to which such underwriter or controlling Person may become subject under tile Securities Act, or otherwise, insofar as such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement, any related Preliminary Prospectus or any related Prospectus, or any amendment or supplement thereto, or arise out of, or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such underwriter or controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss; PROVIDED, HOWEVER, that the Company shall not be so liable to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in said Registration Statement, said Preliminary Prospectus or said Prospectus or any said amendment or supplement in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of such underwriter specifically for use therein. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus if (A) such underwriter failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of Registerable Common to the Person asserting such Loss or who purchased such Registerable Common which is the subject thereof if, in either case, such delivery is required by the Securities Act and (B) the Prospectus would have corrected such untrue statement or omission or alleged untrue statement or alleged omission; and the Company shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus and if, having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such underwriter thereafter fails to deliver such Prospectus as so amended or supplemented, prior to or concurrently with the sale of Registerable Common to the Person asserting such Loss or who purchased such Registerable Common which is the subject thereof if, in either case, such delivery is required by the Securities Act. This indemnity agreement will be in addition to any liability which the Company may otherwise have, PROVIDED that the Company shall only be required to provide the indemnification described in this subsection 5.7(a)(iii) to an underwriter and each Person, if any, who controls such underwriter if such underwriter agrees to indemnification provisions substantially in the form set forth in subsection 5.7(b).

        (iv) Each Securities Holder severally shall agree to indemnify and hold harmless each underwriter and each Person, if any, who controls such underwriter within the meaning of Section 15 of the Securities Act or
    Section 20 of the Exchange Act against any Losses, joint or several, or actions in respect thereof to which such underwriter or such controlling Person may become subject under the

REGISTRATION RIGHTS AGREEMENT          13

    Securities Act, or otherwise, insofar as such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement, any related Preliminary Prospectus or any related Prospectus, or any amendment or supplement thereto, or arise out of, or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such underwriter or such controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in said Registration Statement, said Preliminary Prospectus or said Prospectus, or any said amendment or supplement in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of such Securities Holder specifically for use therein; PROVIDED that the liability of such Securities Holder on account of the foregoing shall be limited to an amount equal to the net proceeds of the sale of shares of Registerable Common by such Securities Holder in the offering which gave rise to the liability. Notwithstanding the foregoing, such Securities Holder shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus if (A) such underwriter failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of Registerable Common to the Person asserting such Loss or who purchased such Registerable Common which is the subject thereof if, in either case, such delivery is required by the Securities Act and (B) the Prospectus would have corrected such untrue statement or omission or alleged untrue statement or alleged omission; and such Securities Holder shall not be liable in any such case to the extent that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in the Prospectus, if such untrue statement or alleged untrue statement, omission or alleged omission is corrected in an amendment or supplement to the Prospectus and if, having previously been furnished with copies of the Prospectus as so amended or supplemented, such underwriter thereafter fails to deliver such Prospectus as so amended or supplemented, prior to or concurrently with the sale of Registerable Common to the Person asserting such Loss or who purchased such Registerable Common which is the subject thereof if, in either case, such delivery is required by the Securities Act. No Securities Holder shall be required to provide the indemnification described in this subsection 5.7(a)(iv) to an underwriter or any Person who controls such underwriter if such underwriter has not agreed to indemnification provisions substantially in the form set forth in subsection 5.7(b).

        (v) Promptly after receipt by an indemnified party pursuant to the indemnification provisions of such Purchase Agreement of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to such indemnification provisions, notify the indemnifying party in writing of the claim or the commencement of that action; PROVIDED, HOWEVER, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to the indemnified party otherwise than pursuant to the indemnification provisions of such Purchase Agreement unless the indemnifying party is materially prejudiced by such lack of notice. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate in defense of such claim, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, (x) the indemnifying party shall not be liable to the indemnified party pursuant to the indemnification provisions hereof or of such Purchase Agreement for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation, (y) the indemnifying party shall not be

REGISTRATION RIGHTS AGREEMENT          14
    liable for the costs and expenses of or Losses arising out of any settlement of such claim or action unless such settlement was effected with the consent of the indemnifying party and (z) the indemnified party shall be obligated to cooperate with the indemnifying party in the investigation of such claim or action; PROVIDED, however, that the Securities Holders (together with their respective controlling Persons) and the underwriters (together with their respective controlling Persons) shall each as a separate group have the right to employ one separate counsel to represent such Securities Holders and such underwriters (and their respective controlling Persons) who may be subject to liability arising out of any claim in respect of which indemnity may be sought by such Securities Holders and underwriters against the Company pursuant to the indemnification provisions of such Purchase Agreement if, in the reasonable judgment of either Securities Holders' counsel or counsel for the underwriters, there exists an actual or potential conflict of interest between such Securities Holders (and its controlling persons) on the one hand and such underwriters (and their controlling persons) on the other, and in that event the reasonable fees and expenses of both such separate counsel shall also be paid by the Company.

    (b) As a condition to agreeing in any Purchase Agreement to the indemnification provisions described in subsection 5.7(a)(iii) and 5.7(a)(iv) in favor of an underwriter participating in the offering covered by the related Registration Statement and its controlling Persons, the Company and the Securities Holders participating in an offering pursuant to such Registration Statement may require that such underwriter agree in the Purchase Agreement to provisions substantially in the form set forth in subsection 5.7(a)(v) and to severally indemnify and hold harmless the Company, each of its officers and directors who sign such Registration Statement, each Securities Holder participating in such offering and each Person, if any, who controls the Company or such Securities Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any Losses to which the Company, such officers and directors, such Securities Holder or such controlling Person may become subject under the Securities Act, or otherwise, insofar as such Losses arise out of, or are based upon, any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement in which such underwriter is named as an underwriter, any related Preliminary Prospectus or any related Prospectus, or any amendment or supplement thereto, or arise out of, or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and to reimburse the Company, such officers and directors, such Securities Holder or such controlling Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Loss in each case to the extent, but only to the extent, that any such Loss arises out of, or is based upon, an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in said Registration Statement, said Preliminary Prospectus or said Prospectus or any said amendment or supplement in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of such underwriter specifically for use therein.

    (c) In order to provide for just and equitable contribution between the Company and such Securities Holders in circumstances in which the indemnification provisions described in this subsection 5.7 and contained in any Purchase Agreement are for any reason insufficient or inadequate to hold the indemnified party harmless (other than as a result of their nonapplicability in accordance with their terms), the Company and such Securities Holders shall contribute to the aggregate Losses (including any investigation, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting any contribution actually received from Persons other than the Company and such Securities Holders) incurred by the Company and one or more of its directors or its officers who sign such Registration Statement or such Securities Holders or any controlling Person of any of them, in such proportion as is appropriate to reflect their relative degrees of fault in connection with the actions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company and of such Securities Holder shall be determined by

REGISTRATION RIGHTS AGREEMENT          15
reference to, among other things, whether the untrue or allegedly untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by such Securities Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; PROVIDED, HOWEVER, that the liability of each such Securities Holder to make such contribution shall be limited to an amount equal to the net proceeds of the sale of shares of Registerable Common by such Securities Holder in the offering which gave rise to the liability. As among themselves, such Securities Holders agree to contribute to amounts payable by other such Securities Holders in such manner as shall, to the extent permitted by law, give effect to the provisions in such Purchase Agreement comparable to subsection 5.7(a)(ii). The Company and such Securities Holders agree that it would not be just and equitable if their respective obligations to contribute pursuant to this subsection 5.7(c) were to be determined by PRO RATA allocation (other than as set forth above) of the aggregate Losses by reference to the proceeds realized by such Securities Holders in a sale pursuant to said Registration Statement or said Prospectus or by any other method of allocation which does not take account of the considerations set forth in this subsection 5.7(c). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution under this subsection from any Person who was not guilty of such fraudulent misrepresentation.

    (d) The Company and the Securities Holders participating in an offering pursuant to a Registration Statement agree that, if the underwriters participating in a Public Sale Event are agreeable, the Purchase Agreement, if any, relating to such Registration Statement shall contain provisions to the effect that in order to provide for just and equitable contribution between such underwriters on the one hand and the Company and such Securities Holders on the other hand in circumstances in which the indemnification provisions of such Purchase Agreement are for any reason insufficient or inadequate to hold the indemnified party harmless (other than as a result of their non-applicability in accordance with their terms), the Company and such Securities Holders on the one hand and such underwriters on the other hand will contribute on the basis herein set forth to the aggregate Losses (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or claims asserted, but after deducting any contribution actually received from Persons other than the Company and such Securities Holders and such underwriters), incurred by the Company and one or more of its directors or its officers who sign such Registration Statement or such Securities Holders or such underwriters, or any controlling Person of any of them, in such proportion as is appropriate to reflect their relative degrees of fault in connection with the actions which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company, of such Securities Holders and of such underwriter shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, by such Securities Holders or by such underwriter and the parties, relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions set forth above, (x) no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the shares of New Common Stock underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and
(y) the liability of each such Securities Holder to make such contribution shall be limited to an amount equal to the net proceeds of the sale of shares of Registerable Common by such Securities Holder in the offering which gave rise to the liability. As among themselves, such Securities Holders agree to contribute to amounts payable by other such Securities Holders in such manner as shall, to the extent permitted by law, give effect to the provisions in such Purchase Agreement comparable to subsection 5.7(a)(ii). As between the Company and such Securities Holders, such parties agree that it would not be just and equitable if their respective obligations to contribute pursuant to this subsection 5.7(d) were to be determined by PRO RATA allocation (other than as set forth above) of the aggregate Losses by reference to the proceeds realized by such Securities Holders in a sale pursuant to said Registration Statement or said Prospectus or by any other method of allocation

REGISTRATION RIGHTS AGREEMENT          16
which does not take account of the considerations set forth in this subsection 5.7(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution under the provisions set forth above from any Person who was not guilty of such fraudulent misrepresentation.

    (e) The obligations of the Company and the Securities Holders participating in any distribution of shares of Registerable Common under the provisions of this subsection 5.7 and provisions in any Purchase Agreement substantially similar to subsections 5.7(a), 5.7(b), 5.7(c) or 5.7(d) shall survive the termination of any or all of the other provisions of this Agreement or such Purchase Agreement.

    5.8. UNDERWRITTEN OFFERINGS. If at any time any of the Securities Holders participating in a Demand Registration desire to sell Registerable Common in an underwritten offering, the investment banker or investment bankers that will manage the offering will be selected by (a) if such Demand Registration was initiated by Initiating Securities Holders, the Initiating Securities Holders owning a majority of the aggregate number of shares of Registerable Common that all such Initiating Securities Holders are seeking to include in the related Sale Event and (b) if such Demand Registration was initiated by an individual Securities Holder, the Securities Holder requesting such Securities Holder Public Sale Event, PROVIDED that such investment banker or bankers must be reasonably satisfactory to the Company.

    5.9. TRANSFER OF RIGHTS UNDER THIS AGREEMENT; TRANSFERS OF REGISTERABLE COMMON. (a) At any time, the rights and obligations of a Securities Holder under this Agreement may be transferred by a Securities Holder to a transferee of not less than 20% of such Security Holder's Registerable Common, PROVIDED that, within a reasonable period of time (but in no event later than 10 days) after such transfer, (i) the transferring Securities Holder shall have furnished the Company and the other Securities Holders written notice of the name and address of such transferee and the Registerable Common with respect to which such rights are being transferred and (ii) such transferee shall furnish the Company and the Securities Holders (other than the transferring Securities Holder) a copy of a duly executed Supplemental Addendum by which such transferee
(A) assumes all of the obligations and liabilities of its transferor hereunder,
(B) enjoys all of the rights of its transferor hereunder and (C) agrees to be bound hereby.

    (b) Except with respect to transfers pursuant to paragraph (a) above, a transferee of Registerable Common shall neither assume any liabilities or obligations nor enjoy any rights hereunder and shall not be bound by any of the terms hereof.

    5.10. TERMINATION OF RIGHTS. The rights granted under this Agreement shall terminate as to each Securities Holder at such time as such Securities Holder shall receive, either before or after the Company's receipt of a Securities Holder Sale Notice or a Piggybacking Notice, an opinion of counsel to the Company in form reasonably satisfactory to counsel to such Securities Holder that all of the Registerable Common then held by such Securities Holder can be sold within a given three (3) month period commencing on the date of such opinion in a transaction or transactions exempt from the Registration requirements of the Securities Act.

    Section 6.  SEQUENCING OF PUBLIC SALE EVENTS.

    6.1. EFFECTIVE NOTICE PERIOD. (a) Subject to subsections 6.1(b) and 6.1(c), during the term of this Agreement, no priority of right shall exist between or among Securities Holders or between any Securities Holder, on the one hand, and the Company, on the other, with respect to providing a Notice of Offering with respect to, and effecting, a Public Sale Event. Once properly given, a Securities Holder Sale Notice or a Company Sale Notice regarding a Company Public Sale Event, as the case may be, shall be effective (and shall preclude any such Notice of Offering by another party except in accordance with clause (ii) of Section 2.3(b)) during the period (the "EFFECTIVE NOTICE PERIOD") commencing on the date of such Notice of Offering and ending on the earliest of
(a) withdrawal of such Notice of Offering (notice of which shall be promptly effected in the same manner as such Notice of Offering), (b) the abandonment of the Public Sale Event to which such Notice of Offering relates (notice of which shall be promptly effected in the same

REGISTRATION RIGHTS AGREEMENT          17
manner as such Notice of Offering) and (c) the later of (i) 150 days after such a Notice of Offering has been given, PROVIDED that the Registration Statement relating to such Notice of Offering has been declared effective within 90 days of such Notice of Offering, and (ii) 90 days after the closing date of the Public Sale Event to which such Notice of Offering relates.

    (b) Upon the termination of an Effective Notice Period, any Securities Holder so entitled pursuant to subsection 2.1 or the Company can provide a Notice of Offering, PROVIDED that if such Notice of Offering is given within 12 months after the end of an Effective Notice Period by the party that gave the immediately preceding Notice of Offering, any other party shall, for the 45-day period following its receipt of such Notice of Offering, have the right to preempt such Notice of Offering by itself delivering a Notice of Offering.

    (c) Notwithstanding subsection 6.1(a), the Company will have the right to preempt any Demand Registration by delivering a Company Sale Notice (within five Business Days after the Company has received the required Securities Holder Sales Notice) to the Securities Holders indicating that the Company has identified a specific business need and use for the proceeds of the related sale and that the Company shall effect such registration as promptly as practicable. In connection with such registration, the Securities Holders will have such piggyback registration rights as are set forth in Section 3.3 hereof. The Company may exercise the foregoing right to preempt only once in any 360-day period.

    6.2. RESTRICTIVE LEGEND ON CERTIFICATES. (a) Each Certificate evidencing shares of New Common Stock issued in exchange for Notes, subject to paragraph (b) below, be stamped or otherwise imprinted with a conspicuous legend in the following form:

    "The securities evidenced by this certificate may be sold only pursuant to a Registration Statement effective under the Securities Act of 1933, as amended (the "Act"), or an exemption from the provisions of Section 5 Act."

    (b) A holder of a certificate evidencing shares of New Common Stock bearing the legend specified in paragraph (a) shall be entitled to receive from the Company, whether or not in connection with a sale or proposed sale, a new certificate or certificates evidencing an identical number of shares (the transfer expenses for which shall be paid by the Company) but without such legend at such time as (i) such shares are sold pursuant to a Registration Statement effective under the Securities Act, (ii) such holder furnishes the Company with a certificate to the effect that such holder is not an affiliate or an "underwriter" within the meaning of Section 1145(b) of the Bankruptcy Code and, upon the request of the Company, an opinion of counsel reasonably satisfactory to the Company to such effect and to the effect that such shares may be sold without registration under the Securities Act or (iii) the registration rights granted in this Agreement otherwise terminate in accordance with subsection 5.10. The shares of the New Common Stock represented by any such replacement certificate issued without the legend specified in paragraph (a) pursuant to the immediately preceding sentence shall cease to be Registerable Common for all purposes of this Agreement.

    Section 7. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. In connection with the Registration Statement in respect of any Demand Registration, the Company shall, on the date of effectiveness of such Registration Statement with the Commission (the "effective date"), certify to each Securities Holder in a certificate of a Responsible Officer of the Company to the effect that the representations and warranties set forth below are true and correct at and as of the effective date. In connection with any other Sale Event in which Securities Holders participate, except as otherwise may be agreed upon by such participating Securities Holders and the Company, the Company shall represent and warrant in the Purchase Agreement relating to such Sale Event to the Securities Holders and any underwriters participating in such Sale Event as follows (except as otherwise indicated, each reference in this Section to "the Registration Statement" shall refer to a Registration Statement in respect of any Demand Registration or other such

REGISTRATION RIGHTS AGREEMENT          18

Sale Event in which Securities Holders participate, including all information deemed to be a part thereof, as amended, and each reference to "the Prospectus" shall refer to the related Prospectus):

        (a) (i) When the Registration Statement became (in the case of a Demand Registration to be filed pursuant to a Shelf Registration) or shall become effective, the Registration Statement did or will comply as of its effective date in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; (ii) when the Prospectus is filed in accordance with Rule 424(b), the Prospectus (and any supplements thereto) will comply in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder; (iii) the Registration Statement did not or will not as of its effective date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and (iv) the Prospectus, if not filed pursuant to Rule 424(b), did not or will not as of the date thereof, and on the date of any filing pursuant to Rule 424(b), the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; PROVIDED, HOWEVER, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Securities Holder specifically for use in connection with the preparation of the Registration Statement or the Prospectus (or any supplement thereto) or any information furnished in writing to the Company by or on behalf of any underwriter specifically for use in connection with the preparation of the Registration Statement or the Prospectus (or any supplement thereto), other than that the Company has no knowledge of any such untrue statement or omission in respect of such information.

        (b) The public accountants who certified the Company's financial statements in the Registration Statement are independent certified public accountants within the meaning of the Securities Act and the applicable published rules and regulations thereunder; the historical consolidated financial statements, together with the related schedules and notes, forming part of the Registration Statement and the Prospectus comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder and have been prepared, and present fairly in all material respects the consolidated financial condition, results of operations and changes in financial condition of the Company and its consolidated Subsidiaries at the respective dates and for the respective periods indicated, in accordance with generally accepted accounting principles applied consistently throughout such periods (except as specified therein); and the historical consolidated financial data set forth in the Prospectus are derived from the accounting records of the Company and its consolidated Subsidiaries, and are a fair presentation of the data purported to be shown; and the pro forma consolidated financial statements (if any), together with the related notes, forming part of the Registration Statement and the Prospectus, comply in all material respects with the requirements of Regulation S-X under the Securities Act.

        (c) Except as may be set forth in the Prospectus, each member of the ICSL Group has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized, with the corporate power and authority to own its properties and conduct its business as described in the Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification where the failure to be so qualified would materially adversely affect the business, operations, property or financial condition of the ICSL Group taken as a whole.

        (d) Except as may be set forth in the Prospectus, all the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable by

REGISTRATION RIGHTS AGREEMENT          19
    the issuer, and all outstanding shares of capital stock of the Subsidiaries are owned by the Company either directly or through Subsidiaries free and clear of any security interests, claims, liens or encumbrances (other than those granted to secure the obligations of the ICSL Group in respect of the Company's working capital facility), in each case where the failure to so own the capital stock of a Subsidiary would materially adversely affect the business, operations, property or financial condition of the ICSL Group taken as a whole.

        (e) Except as may be set forth in the Prospectus, no member of the ICSL Group is in violation of any term or provision of any charter, by-law, franchise, license, permit, judgment, decree or order or any applicable statute, rule or regulation, which violation is material to the business, operations, property or financial condition of the ICSL Group taken as a whole.

        (f) Except as may be set forth in the Prospectus, no default exists and no event has occurred which with notice, lapse of time, or both, would constitute a default, in the due performance and observance of any term, covenant or condition of any agreement to which the Company or any of the Subsidiaries is a party or by which it or any of them is bound, which default would materially adversely affect the business, operations, property or financial condition of the ICSL Group taken as a whole.

        (g) Except as may be set forth in the Prospectus, each member of the ICSL Group has all requisite corporate power and authority and has received and is operating in compliance in all material respects with all governmental or regulatory or other franchises, grants, authorizations, approvals, licenses, permits, easements, consents, certificates and orders, necessary to own its properties and conduct businesses as currently owned and conducted and as proposed to be conducted, except where the failure to do so would not materially adversely affect the business, operations, property or financial condition of the ICSL Group, taken as a whole.

        (h) Except as may be described in the Prospectus, since the date of the most recent financial statements included in the Prospectus, there has been no material adverse change in the business, operations, property or financial condition of the ICSL Group taken as a whole, whether or not arising from transactions in the ordinary course of business.

        (i) Except as may be described in the Prospectus, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the best knowledge of the Company, threatened against any member of the ICSL Group or against any of their respective properties or revenues, existing or future which, if adversely determined, could reasonably be expected to have a material adverse effect on the business, property or financial condition of the ICSL Group taken as a whole, or which otherwise is of a character required to be disclosed in the Prospectus; there is no franchise, contract or other document of a character required to be described in the Registration Statement or the Prospectus, or to be filed as an exhibit, which is not adequately described or filed as required; and such franchises, contracts and other documents that are described in the Prospectus conform in all material respects to the descriptions thereof contained in the Prospectus.

        (j) Except as may be described in the Prospectus, there is no pending or, to the best knowledge of the Company, threatened action, suit, or judicial, arbitral, rule-making or other administrative or other proceeding against the Company which challenges the validity of (i) this Agreement or
    (ii) any Purchase Agreement entered into in connection with the offering or any action taken or to be taken pursuant to or in connection with such agreements.

        (k) The Company's authorized equity capitalization is as set forth in the Prospectus; the capital stock of the Company conforms in all material respects to the description thereof contained in the Prospectus; all of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and, except as set forth in the Prospectus, are fully paid and nonassessable.

REGISTRATION RIGHTS AGREEMENT          20

        (l) The Company has all requisite corporate power and authority, has taken all requisite corporate action, and has received and is in compliance with all governmental, judicial and other authorizations, approvals and orders, necessary in connection with the offering, and to carry out the provisions and conditions of this Agreement and the Purchase Agreement, if any, related thereto, except for such approvals and conditions that need to be obtained or satisfied as are set forth in the Prospectus and such approvals or authorizations as may be required under the Securities Act, the securities or "Blue Sky" laws of any jurisdiction or the rules of any securities exchange on which the New Common Stock is listed in connection with the purchase and distribution of shares of New Common Stock in the offering. The Purchase Agreement, if any, entered into in connection with the offering has been duly authorized, executed and delivered by the Company and is a valid and binding and enforceable obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles; PROVIDED, that no representation is made as to the validity, binding effect or enforceability of any provision that purports to provide indemnification of any Person for any Losses resulting from violation by such person of any applicable securities or "Blue Sky" laws.

        (m) To the best knowledge of the Company, neither the sale of the New Common Stock to be sold pursuant to the Registration Statement, nor the execution, delivery or performance by the Company of the Purchase Agreement, if any, entered into in connection with the offering or the consummation of any other of the transactions contemplated in such Purchase Agreement, if any, will conflict with, result in a breach of, or constitute a default under, the charter or by-laws of the Company or any of the Subsidiaries or the terms of any material indenture or other material agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them is bound, or any material statute applicable to the Company or any of the Subsidiaries or any material order, decree, rule or regulation applicable to the Company or any of the Subsidiaries of any Governmental Authority.

        (n) Except (i) as set forth in the Prospectus, (ii) for rights to registration pursuant to a Registration Statement on Form S-8 and (iii) to the extent permitted under subsection 5.6, no holders of securities of the Company have rights to the registration of such securities under any Registration Statement except the Securities Holders.

For purposes of the foregoing representations and warranties, the Company may assume that any agreement is the valid and binding obligation of any other parties to such agreement.

    Section 8. REPRESENTATIONS AND WARRANTIES OF THE SECURITIES HOLDERS. Each participating Securities Holder shall, in connection with a Sale Event, if required by the terms of a Purchase Agreement relating to such Sale Event, for itself severally and not jointly represent and warrant to the Company, the underwriter or underwriters, if any, and each other Securities Holder participating in such Sale Event as follows:

        (a) Such Securities Holder has all requisite power and authority to enter into and carry out the terms of this Agreement and such Purchase Agreement and the other agreements and instruments related to such agreements to which it is a party.

        (b) Each of this Agreement and such Purchase Agreement has been duly authorized, executed and delivered by or on behalf of such Securities Holder, and constitutes the valid, binding and enforceable obligation of such Securities Holder, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles; PROVIDED, that no representation is made as to the validity, binding effect or enforceability of any provision purporting to provide indemnification of any person for any Losses resulting from violation by such person of any applicable securities or "Blue Sky" laws.

REGISTRATION RIGHTS AGREEMENT          21

        (c) Such Securities Holder, immediately prior to any sale of shares of Registerable Common pursuant to such Purchase Agreement, will have good title to such shares of Registerable Common, free and clear of all liens, encumbrances, equities or claims (other than those created by this Agreement); and, upon payment therefor, good and valid title to such shares of Registerable Common will pass to the purchaser thereof, free and clear of any lien, charge or encumbrance created or caused by such Securities Holder.

        (d) Such Securities Holder has not taken and will not take, directly or indirectly, any action designed to constitute or which has constituted or which might reasonably be expected to cause or result in, under the Exchange Act or the rules or regulations promulgated thereunder or other applicable law, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of shares of Registerable Common.

        (e) (i) Written information furnished by or on behalf of such Securities Holder to the Company expressly for use in the Registration Statement, any related Preliminary Prospectus, or any related Prospectus or any amendment or supplement thereto will not contain, in each case as of the date such information was furnished, any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements in such information not misleading.

        (f) To the best knowledge of such Securities Holder, neither the sale of the Registerable Common to be sold pursuant to the Registration Statement, nor the execution, delivery or performance by such Securities Holder of the Purchase Agreement, if any, entered into in connection with the offering or the consummation of any other of the transactions contemplated in such Purchase Agreement, if any, will conflict with, result in a breach of, or constitute a default under, the charter or by-laws of such Securities Holder or the terms of any material indenture or other material agreement or instrument to which such Securities Holder is a party or by which it is bound, or any material statute applicable to such Securities Holder or any material order, decree, rule or regulation applicable to such Securities Holder of any Governmental Authority.

    Section 9. DELIVERY OF COMFORT LETTER AND LEGAL OPINION. On the date that a Registration Statement relating to a Sale Event in which Securities Holders participate is declared effective by the Commission, the Company shall comply with the following:

        (a) The Company shall have received, and delivered to each Securities Holder participating in such Sale Event, a copy of the "comfort" letter or letters, or updates thereof according to customary practice, of the independent certified public accountants who have certified the Company's financial statements included in the Registration Statement covering substantially the same matters with respect to the Registration Statement (including the Prospectus) and with respect to events subsequent to the date of the Company's financial statements as are customarily covered in accountants' letters delivered to underwriters in underwritten public offerings of securities. The Company will use its reasonable best efforts to cause such "comfort" letters to be addressed to such Securities Holders.

        (b) Each Securities Holder and any underwriters participating in such offering shall have received an opinion and any updates thereof of outside counsel to the Company reasonably satisfactory to such Securities Holders and underwriters covering substantially the same matters as are customarily covered in opinions of issuer's counsel delivered to underwriters in underwritten public offerings of securities, addressed to each of such Securities Holders and underwriters participating in such offering and dated the closing date thereof.

    Section 10.  MISCELLANEOUS.

    10.1. NOTICES. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile transmission), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice

REGISTRATION RIGHTS AGREEMENT          22
by facsimile transmission, when sent and confirmation of receipt is received. Notices to the Securities Holders shall be deemed to have been given or made when sent. All notices shall be addressed as follows or to such other address as may be hereafter designated in writing by the respective parties hereto:

    The Company:             Innovative Clinical Solutions, Ltd.
                             10 Dorrance Street, Suite 400
                             Providence, Rhode Island 02903
                             Telecopy: 401-553-6466

    The Securities Holders:  The address of each Securities Holder as set forth on the signature pages hereof as the same may be changed by each
                             such Securities Holder from time to time by written notice to the Company and the other Securities Holders.

    10.2.  AMENDMENTS AND WAIVERS.  The Securities Holders of not less than
66 2/3% of the Registerable Common held or beneficially owned by Securities Holders at any point in time and the Company may from time to time enter into written amendments, supplements or modifications to this Agreement for the purpose of adding any provisions hereto or thereto or changing in any manner the rights of the Securities Holders or the Company hereunder or thereunder, and the Securities Holders of not less than 66 2/3% of the Registerable Common held or beneficially owned by Securities Holders at any point in time may execute a written instrument waiving, on such terms and conditions as may be specified therein, any of the requirements of this Agreement which are solely for the benefit of the Securities Holders and where such waiver does not adversely affect the interests of the Company; PROVIDED, HOWEVER, that no such waiver and no such amendment, supplement or modification shall (i) adversely affect the rights of a Securities Holder under Section 2 hereof or (ii) amend, modify or waive any provision of Section 5 or this subsection 10.2, in each case without the written consent of each Securities Holder. Any such waiver and any such amendment, modification or supplement shall apply equally to each of the Securities Holders and the Company.

    10.3. TERMINATION. This Agreement and the respective obligations and agreements of the parties hereto, except as otherwise expressly provided herein, shall terminate on the Termination Date.

    10.4. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except as they may by their terms relate to an earlier date, all representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the termination of any or all of the provisions of this Agreement.

    10.5. HEADINGS. The descriptive headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

    10.6. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute one and the same agreement.

    10.7. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

    10.8. ADJUSTMENT OF SHARES. Each reference to a number of shares of New Common Stock in this Agreement shall be adjusted proportionately to reflect any stock dividend, split or reverse split or the like affected with respect to all outstanding shares of New Common Stock.

    10.9. NO INCONSISTENT AGREEMENTS. The Company will not on or after the date of this Agreement enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Securities Holders in this Agreement or otherwise conflicts with the provisions hereof.

REGISTRATION RIGHTS AGREEMENT          23

    10.10. SEVERABILITY. Any provision of this Agreement prohibited or rendered unenforceable by any applicable law of any jurisdiction shall as to such jurisdiction be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

    10.11. ENTIRE AGREEMENT. THIS AGREEMENT CONSTITUTES THE ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES HERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES HERETO.

    10.12. LISTING OF NEW COMMON STOCK. The Company shall use its reasonable best efforts to cause the New Common Stock to be listed or admitted to trading on the NASDAQ National Market.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

                                                       INNOVATIVE CLINICAL SOLUTIONS, LTD.

                                                       By:
                                                            --------------------------------------
                                                            Name:
                                                            Title:

                                                       SECURITIES HOLDERS:

                                                       THIRD AVENUE TRUST ON BEHALF OF THIRD AVENUE
                                                       VALUE FUND SERIES
                                                       c/o Third Avenue Funds
                                                       767 Third Avenue
                                                       New York, New York 10017-2023

                                                       By:
                                                            --------------------------------------
                                                            Name: Martin J. Whitman
                                                            Title: Chairman, Chief Executive Officer

                                                       AGGRESSIVE CONSERVATIVE INVESTMENT FUND, L.P.
                                                       (f/k/a M.J. Whitman Pilot Fish Opportunity Fund,
                                                       L.P.)
                                                       767 Third Avenue
                                                       New York, New York 10017-2023

                                                       By:
                                                            --------------------------------------
                                                            Name: David M. Barse
                                                            Title: President

                                                       [OTHER HOLDERS OF 10% OR MORE OF THE NEW COMMON
                                                       STOCK ON THE EFFECTIVE DATE]

REGISTRATION RIGHTS AGREEMENT          24

                              REGISTERABLE COMMON
                            AS OF THE EFFECTIVE DATE

                                                               SHARES OF
                                                              REGISTERABLE
SECURITIES HOLDER                                                COMMON      PERCENTAGE
-----------------                                             ------------   ----------
TOTAL.......................................................

                       SECURITIES HOLDER'S QUESTIONNAIRE

    Please complete and return immediately to Innovative Clinical
Solutions, Ltd. at the following address:

    Attention: Chief Financial Officer

    The information requested below is required for purposes of any Public Sale
Event pursuant to the Registration Rights Agreement dated as of             ,
2000 (the "Agreement") that may be initiated from time to time. If you do not furnish the Company with the requested information, you will not be entitled to participate in any such registration. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the Agreement.

    Please do not leave any request for information unanswered. If your response to a request is "no" or "not applicable," please so state. If additional space is required, please attach additional sheets to the end of this Questionnaire, clearly identifying the portion hereof to which they relate.

    If you have any questions regarding this Questionnaire, please contact
            .

I.  Information required for notices.

Institution Name:  ------------------------------------------------
Street Address:    ------------------------------------------------
Post Office Box:   ------------------------------------------------
City/State/Zip:    ------------------------------------------------
Fed. Tax ID. No.
(if any):          ------------------------------------------------

Telecopier No.:    ------------------------------------------------

Contacts (Please include alternative contacts).

1.   Name:                ----------------------------------------
     Title:               ----------------------------------------
     Function:            ----------------------------------------
     Business Telephone:  ----------------------------------------

2.   Name:                ----------------------------------------
     Title:               ----------------------------------------
     Function:            ----------------------------------------
     Business Telephone:  ----------------------------------------

REGISTRATION RIGHTS
AGREEMENT QUESTIONNAIRE

II. Information required by the Securities Act of 1933, as amended, and related regulations.

        A.  FEDERAL SECURITIES LAWS

       __________________________________________________________________
       __________________________________________________________________
       __________________________________________________________________
       __________________________________________________________________

        1. NAME AND ADDRESS. Give your name and address exactly as they should appear in any Prospectus.

        2. OWNERSHIP OF REGISTERABLE COMMON. State the number of shares of Registerable Common, if any, owned by you or your affiliates as of the date hereof.

        Shares of Registerable Common:

        3. BENEFICIAL OWNERSHIP OF NEW COMMON STOCK. Please furnish the following information, in the tabular form indicated, as to the shares of New Common Stock beneficially owned (see definition at end of Questionnaire) by you (including amounts held in your Trust Department in discretionary accounts):

                                                                  IF SUCH OWNERSHIP IS
                                                                  SHARED WITH OTHERS,
                                                                  INDICATE NATURE AND
                                                                     EXTENT OF SUCH
                                           NATURE OF BENEFICIAL          SHARED
NUMBER OF SHARES(1)                            OWNERSHIP(2)            OWNERSHIP
-------------------                        --------------------   --------------------


------------------------

1 Include shares which you have the right to acquire through the exercise of options, warrants or other securities on or before 60 days after the estimated date of the Prospectus.

2 Please indicate the extent to which you have sole voting power, shared voting power, sole investment power and shared investment power with respect to shares of New Common Stock you beneficially own.

        4. DISCLAIMER OF BENEFICIAL OWNERSHIP. Please indicate below the number and description of any shares of New Common Stock with respect to which you disclaim beneficial ownership and whether such shares are included in the figure(s) reported above.

        5. FIVE PERCENT BENEFICIAL OWNERS. Please give the name and address of any Person, corporation or other entity, other than the parties to the Agreement, known to you to own beneficially 5% or more of the outstanding New
Common Stock (i.e.,       shares or more).

NOTE: For purposes of your response to this question, the term "Person" includes two or more Persons acting as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of the Company's securities.

        6. UNDERWRITERS. Please describe briefly and state the nature of any relationship or interest that you have or any associate of yours (see definition at end of Questionnaire) has, in any underwriter of the

REGISTRATION RIGHTS
AGREEMENT QUESTIONNAIRE
                                       2
securities to be offered. If you are a member or controlling Person of a firm that may be an underwriter of the securities to be offered, briefly describe your relationship to, and interest in, such underwriter.

NOTE: The underwriters will be listed in the final amendment to the Registration
      Statement, a copy of which will be sent to you at a later date.

        7.  MATERIAL RELATIONSHIPS.  Please list all material relationships that
you now have, or have had since             , with the Company or any of its
affiliates, other than your ownership of the New Common Stock or your participation in the Company's bankruptcy case.

        B.  NASD REGULATIONS.

        8. NASD MEMBERSHIP. State whether you are a "member" of the National Association of Securities Dealers, Inc. (the "NASD"), a "Person associated with a member" or an "underwriter or a related Person" with respect to the proposed offering.

NOTES:

       (1) The NASD By-Laws define "member" to mean either any broker or dealer admitted to membership in the NASD.

       (2) The NASD By-Laws define "Person associated with a member" to mean every sole proprietor, partner, officer, director or branch manager of any member, or any natural Person occupying a similar status or performing similar functions, or any natural Person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member, whether or not any such Person is registered or exempt from Registration with the NASD.

       (3) The NASD has interpreted "underwriter or a related Person" with respect to a proposed offering to include an underwriter, underwriters' counsel, financial consultants and advisers, finders, members of the selling or distribution group, and any and all other Persons "associated with" or "related to" any of such Persons.

        9. PURCHASE BY NASD AFFILIATES. If your answer to the preceding question was "yes," please furnish the following information, in the tabular form indicated, as to all purchases and acquisitions (including contracts to purchase or to acquire) by you, of warrants, options or any other securities of the Company or any subsidiary thereof, during the preceding 12 months, as well as all proposed purchases or acquisitions by you which are to be consummated in whole or in part prior to, at the time of or within six months after the effectiveness of the Registration Statement.

                                PURCHASER OR        SELLER OR PROSPECTIVE   AMOUNT AND NAME OF   PRICE OR OTHER
DATE                        PROSPECTIVE PURCHASER          SELLER               SECURITIES       CONSIDERATION
----                        ---------------------   ---------------------   ------------------   --------------

        10. DEALINGS WITH COMPANY. Please describe any other dealings within the preceding 12 months not already described in response to the foregoing questions between the Company or any subsidiary or controlling shareholder thereof and any underwriter, related Person of such underwriter, NASD member or Person associated with such member affiliated with you, as such terms are defined in the Notes to Question 10.

    THE UNDERSIGNED HEREBY REPRESENTS AND WARRANTS TO ANY PERSON WHO MAY BE LIABLE IN RESPECT OF A REGISTRATION OR OTHER OFFERING PURSUANT TO THE AGREEMENT THAT THE ANSWERS GIVEN IN THIS QUESTIONNAIRE ARE CORRECTLY STATED TO THE KNOWLEDGE, INFORMATION AND BELIEF OF THE UNDERSIGNED. THE UNDERSIGNED HEREBY AGREES TO

REGISTRATION RIGHTS
AGREEMENT QUESTIONNAIRE
                                       3

PROMPTLY NOTIFY THE COMPANY OF ANY CHANGE IN SUCH ANSWERS WHICH MAY OCCUR DURING THE PERIOD BEGINNING WITH THE DATE BELOW AND ENDING ON THE DATE 90 DAYS AFTER THE EFFECTIVE DATE OF ANY REGISTRATION STATEMENT RELATING TO A REGISTRATION OR OTHER OFFERING PURSUANT TO THE AGREEMENT. THE UNDERSIGNED HEREBY AGREES, FOLLOWING NOTICE OF ANY PROPOSED REGISTRATION TO UPDATE AND AMEND THIS QUESTIONNAIRE IF THERE IS ANY MATERIAL CHANGE IN THE ABOVE INFORMATION AND TO PROVIDE ANY ADDITIONAL INFORMATION REQUESTED BY THE COMPANY PURSUANT TO THE AGREEMENT.

Dated:             , 20  .

                                              Holder:
                                                       ------------------------------------

                                              By:
                                                       ------------------------------------

                                              Name:
                                                       ------------------------------------

                                              Title:
                                                       ------------------------------------

REGISTRATION RIGHTS
AGREEMENT QUESTIONNAIRE

                                  DEFINITIONS

As used in this Questionnaire:

    "AFFILIATE" means a Person or organization that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

    An "ASSOCIATED PERSON" means (1) any corporation or organization (other than the Company or a majority owned subsidiary) of which you are an executive officer or partner or are, directly or indirectly, the beneficial owner of 10% or more of any class or equity securities and (2) any trust or other estate in which you have substantial beneficial interest or to which you serve as trustee or in a similar fiduciary capacity.

    Securities "OWNED BENEFICIALLY" by you are securities (whether or not registered in your name) in which you have or share (directly or indirectly through any contract, arrangement, understanding, relationship or otherwise)
(i) voting power, which includes the power to vote or direct the voting of the securities, or (ii) investment power, which includes the power to dispose, or direct the disposition, of the securities. You are also deemed to be the beneficial owner of any securities which you have the right to acquire immediately or within 60 days (a) through the exercise of any option, warrant or right, (b) through the conversion of a security or (c) pursuant to the power to revoke, or the automatic termination of, a trust, discretionary account or similar arrangement.

    Thus, securities held in the name of other individuals, in the name of an estate or trust or pursuant to a pledge agreement where you have either the power to direct the voting of the securities or the disposition of such securities should be listed as "owned beneficially" by you. The Commission has also taken the position that securities held by your spouse, minor children, or other relatives sharing your home should be shown as "owned beneficially" by you on the theory that, absent special circumstances you are able to exercise a controlling influence over the purchase, sale or voting of such securities.

REGISTRATION RIGHTS
AGREEMENT QUESTIONNAIRE

                             SUPPLEMENTAL ADDENDUM

    The undersigned is a holder of New Common Stock of Innovative Clinical Solutions, Ltd. The undersigned hereby agrees as follows:

    The undersigned hereby accepts the terms of and becomes a party to (as a
Securities Holder) the Registration Rights Agreement dated as of             ,
2000 by and among Innovative Clinical Solutions, Ltd. (the "Company") and each Securities Holder named therein. In connection therewith, the undersigned agrees to (A) assume all obligations and liabilities thereunder, (B) enjoy all of the rights thereunder, (C) be bound thereby and (D) perform and comply with the agreements and commitments on the part of the undersigned, as assignee, set forth in the Registration Rights Agreement.

    As used in this Supplemental Addendum, capitalized terms defined in the Registration Rights Agreement shall have their respective defined meanings.

                                               Name of
Address:                                       Institution:

                                               By
                                               Title:

Date: ,

                                  EXHIBIT G-1
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                             MICHAEL T. HEFFERNAN'S
                           SENIOR MANAGEMENT CONTRACT

                     E M P L O Y M E N T  A G R E E M E N T

    EMPLOYMENT AGREEMENT (this "Agreement") made as of the   day of       , 2000
between INNOVATIVE CLINICAL SOLUTIONS, LTD., a Delaware corporation (the "Company"), and MICHAEL T. HEFFERNAN (hereinafter "Employee").

    WHEREAS, Employee currently serves as the Chief Executive Officer of Clinical Studies, Ltd., a wholly-owned subsidiary of the Company, pursuant to an Employment Agreement between the Company and Employee, dated as of October 14, 1997 (the "Existing Employment Agreement");

    WHEREAS, on               , 2000, the Company and various affiliated
entities confirmed their Joint Prepackaged Chapter 11 Plan of Reorganization dated June 1, 2000 (the "Prepackaged Plan");

    WHEREAS, the Company believes it is in the Company's best interest to employ Employee, and Employee desires to be employed by the Company, pursuant to the terms and conditions hereof; and

    WHEREAS, the Company and Employee desire to enter into this Agreement, setting forth the terms and conditions pursuant to which Employee shall be employed by and provide services to the Company commencing on the Effective Date (as defined in the Prepackaged Plan), and, as of such commencement, to terminate the Existing Employment Agreement.

    NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

    1. EMPLOYMENT. The Company hereby agrees to employ Employee and Employee hereby agrees to accept such employment, all upon the terms and conditions hereinafter set forth. In accepting such employment, Employee represents and warrants that he is not under any restrictions in the performance of the duties contemplated under this Agreement by a non-compete or similar agreement, and has never been debarred or excluded from participation in any federal or state health care program.

    2. TERM. Unless sooner terminated pursuant to the provisions of this Agreement, the term of employment of Employee under this Agreement shall be for a period of three (3) years commencing on the Effective Date and ending on the third anniversary of the Effective Date (the "Employment Period"). The term of employment under this Agreement may be renewed upon agreement of the parties.

    3. COMPENSATION; BENEFITS. As remuneration for all services to be rendered by the Employee during the term of this Agreement, and as consideration for complying with the covenants herein, the Company shall pay and provide to Employee the following compensation and benefits. The Salary, Annual Bonus and benefits provided below shall be in addition to such other benefits and bonus programs as the Company, in its sole and absolute discretion, shall from time to time provide to the Company's executive officers. Such benefits and bonus programs other than as set forth specifically herein are subject to change from time to time as determined by the Board of Directors of the Company.

        (a) SALARY. Employee shall be entitled to receive a salary from the Company during the Employment Period at the rate of no less than Three Hundred Thousand and No/100 Dollars ($300,000.00) per annum (the "Salary"). The Salary shall be payable in equal installments in accordance with the normal payroll policies of the Company (which policies may be changed by the Company from time to time in its sole discretion), but in no event less frequently than monthly. Employee's Salary and other compensation under this Agreement may be allocated to and paid by any subsidiary or commonly controlled affiliated entity (which may or may not be treated as consolidated subsidiaries for tax or financial reporting purposes) (collectively, "Affiliates"), if any, as determined from time to time by the Board of Directors of the Company. There will be an annual review of Employee's performance and a determination at that time of any increase in compensation.

        (b) BONUSES. Employee shall be entitled to a bonus as determined from time to time by the Board of Directors of the Company (the "Annual Bonus").

HEFFERNAN EMPLOYMENT AGREEMENT

        (c) OPTIONS. On or promptly following commencement of the Employment Period, the Company shall grant to Employee stock options to acquire 357,143 shares of its common stock ("Options"), which shall have an option exercise price as provided in the Company's 2000 Stock Option Plan. The Options shall be granted to Employee and will be issued pursuant to the Company's 2000 Stock Option Plan and subject to a separate written stock option agreement. The Options shall not be immediately exercisable upon the date of grant, but shall become exercisable by Employee in equal one-third ( 1/3) increments on each of the first three (3) anniversaries of the Effective Date, subject to the terms and conditions of the 2000 Stock Option Plan and agreement, provided, however, upon the occurrence of a Change of Control (as hereinafter defined), all Options shall become immediately vested and exercisable, and provided, further if this Agreement is not extended by the parties, Employee shall be entitled to exercise the Options for a period of twelve (12) months following the end of the Employment Period. The Options shall not be exercisable subsequent to the date ten (10) years after their grant to Employee. Additional Options will be granted to Employee from time to time in accordance with Company policy or upon approval by the Board of Directors.

        (d) RETIREMENT BENEFITS. Should the Company implement qualified defined benefit and/or defined contribution retirement plans, the Company shall provide to the Employee participation in all such plans, subject to the eligibility and participation requirements of such plans. In addition, the Company shall provide to the Employee participation in any supplemental retirement plan and all other nonqualified retirement programs typically offered to executives having the same or similar duties and responsibilities at the Company. Nothing in this paragraph shall be construed as obligating the Company to refrain from changing, and/or amending the nonqualified retirement programs, so long as such changes are similarly applicable to all executives generally.

        (e) EMPLOYEE BENEFITS. During the term of this Agreement, and as otherwise provided within the provisions of each of the respective plans, the Company shall provide to the Employee all benefits which other executives and employees of the Company are entitled to receive, as commensurate with the Employee's position. Such benefits shall include, but not be limited to, group term life insurance, whole life insurance, comprehensive health and medical insurance, dental insurance, vision insurance, and short and long term disability insurance. The Employee shall be entitled to paid vacation in accordance with the standard written policy of the Company with regard to vacations of employees. Employee shall likewise participate in any additional benefit as may be established during the term of this Agreement, by standard written policy of the Company or approved by the Board of Directors.

        (f) PERQUISITES. The Company shall provide to the Employee, at the Company's cost, all perquisites to which other executives of the Company are entitled to receive and such other perquisites which are suitable to the character of Employee's position with the Company and adequate for the performance of his duties hereunder.

        (g) RIGHT TO CHANGE PLANS. By reason of Paragraphs 3(e), and 3(f) herein, the Company shall not be obligated to institute, maintain, or refrain from changing, amending, or discontinuing any benefit plan, program, or perquisite, so long as such changes are similarly applicable to executive employees generally.

        (h) DEFERRALS. The Company may permit the Employee to defer the Employee's receipt of the payment of up to one hundred (100%) percent of the Employee's Bonus or any amounts payable to Employee pursuant to Section 8 of this Agreement. If any such deferral election is permitted, the Company shall, in its sole discretion, establish rules and procedures for such payment deferrals, provided, however, that such rules and procedures are customary.

        (i) LIFE INSURANCE. The Company shall reimburse Employee for the cost of his life insurance not to exceed $1,000.00 per year.

HEFFERNAN EMPLOYMENT AGREEMENT         2

        (j) INDEMNITY AND INSURANCE. The Company hereby covenants and agrees to indemnify Employee and hold Employee harmless fully, completely, and absolutely against and in respect to any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney's fees), losses, and damages resulting from Employee's good faith performance of his duties and obligations under the terms of this Agreement. To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other trust, employee benefit plan or other enterprise which such person serves at the request of the Company, Employee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee or agent under such policy or policies.

        (k) EFFECT OF CHANGE OF CONTROL. Notwithstanding anything to the contrary contained herein, upon the occurrence of a Change of Control, Employee shall be fully vested in any then outstanding equity-based compensation awards theretofore granted by the Company to Employee and Employee's accrued benefit under non-qualified supplemental retirement or deferred compensation plan of the Company.

    4. DUTIES. During the Employment Period, Employee agrees to serve as the Chief Executive Officer of the Company. Employee shall exercise such powers and comply with and perform such directions and duties in relation to the business and affairs of the Company as are customarily and ordinarily exercised and performed by the Chief Executive Officer of similar entities and as may from time to time be vested in or requested by the Board of Directors of the Company consistent with Employee's position, and shall use his best efforts to improve and expand the business of the Company and its Affiliates consistent with Employee's position. Notwithstanding any other term or provision to the contrary contained herein, in no event shall Employee be obligated to perform any act which would constitute or require the violation of any federal, state or local law, rule, regulation, ordinance or the like. Employee shall at all times report to, and his activities shall at all times be subject to the direction and control of, the Board of Directors of the Company. Employee shall have general supervisory control over and responsibility for the general management of the Company subject in all instances to the written policy guidelines concerning operations and capital expenditures promulgated and/or approved from time to time by the Board of Directors of the Company or its Executive Committee. Employee shall devote his entire business time, energy and skill to the service of the Company and its Affiliates and shall perform his duties in good faith and in compliance with applicable laws. Notwithstanding the foregoing, PROVIDED the same shall not interfere with the performance by Employee of his duties under this Agreement and shall not violate the terms and provisions of any other provision of this Agreement (including, but not limited to, Section 13 of this Agreement), Employee may invest his personal assets in businesses or entities; AND, PROVIDED, FURTHER, with the prior written consent of the Company's Board of Directors, Employee may act as a consultant to businesses or entities or serve as a member of the board of directors of other entities or organizations.

    5. LOCATION OF COMPANY HEADQUARTERS. Unless otherwise mutually agreed by the Company and Employee, the parties hereby agree that Employee shall perform his duties primarily from Providence, Rhode Island.

    6. BUSINESS EXPENSES. Consistent with the Company's policies as in effect from time to time (including, but not necessarily limited to, a satisfactory itemized accounting for such expenditures), Employee shall be reimbursed for any ordinary and necessary expenses reasonably incurred in promoting the business of the Company. Employee shall receive a monthly travel allowance in the amount of $650.00 and shall be reimbursed for any ordinary and necessary expenses incurred in promoting the business of the Company.

HEFFERNAN EMPLOYMENT AGREEMENT         3

    7.  CONFIDENTIALITY.

        (a) In the course of this employment, the Company or its Affiliates may disclose or make known to Employee, and Employee may be given access to or may become acquainted with, certain information, trade secrets or both, all relating to or useful in the business of the Company or its Affiliates (collectively "Information") and which the Company considers proprietary and desires to maintain confidential. As a material inducement to the Company in entering this Agreement, Employee covenants and agrees that during the term of this Agreement and at all times thereafter, Employee shall not in any manner, either directly or indirectly, divulge, disclose or communicate to any person or firm, except to or for the Company's benefit as directed by the Company, any of the Information which he may have acquired in the course of or as an incident to his employment by the Company, the parties agreeing that such information affects the successful and effective conduct of the business and goodwill of the Company and/or its Affiliates, and that any breach of the terms of this Section is a material breach of this Agreement. Notwithstanding the foregoing, nothing in this Section 7 shall preclude Employee from disclosing Information pursuant to judicial order or Information which has been made properly public through the release or disclosure by persons other than Employee.

        (b) All equipment, documents, memoranda, reports, records, files, materials, samples, books, correspondence, lists, computer software, other written and graphic records, and the like (collectively, the "Materials"), affecting or relating to the business of the Company and/or its Affiliates, which Employee shall prepare, use, construct, observe, possess or control shall be and remain the Company's exclusive property or in the Company's exclusive custody, and must not be removed from the premises of the Company or given to any person or entity except as directed by the Company in writing or as necessary in performing Employee's duties hereunder. Promptly upon termination of this Agreement for any reason, or completion of the tasks or duties assigned pursuant hereto, the Materials, Information and all copies thereof in the custody or control of Employee shall be delivered promptly to the Company. Employee acknowledges that all documents and equipment relating to the business of the Company and/or its Affiliates, in addition to all Information and Materials, whether prepared by Employee or otherwise coming into Employee's possession, are owned by and constitute the exclusive property of the Company or in the Company's exclusive custody, and all such documents and equipment must not be removed from the premises of the Company except as directed by the Company in writing or as necessary in performing Employee's duties hereunder.

        (c) The covenants of Employee set forth in this Section 7 are separate and independent covenants for which valuable consideration has been paid, the receipt, adequacy and sufficiency of which are acknowledged by Employee, and have also been made by Employee to induce the Company to enter into this Agreement. Each of the aforesaid covenants may be availed of, or relied upon, by the Company in any court of competent jurisdiction, and shall form the basis of injunctive relief and damages including expenses of litigation (including but not limited to reasonable attorney's fees upon trial and appeal) suffered by the Company arising out of any breach of the aforesaid covenants by Employee. The covenants of Employee set forth in this Section 7 are cumulative to each other and to all other covenants of Employee in favor of the Company contained in this Agreement and shall survive the termination of this Agreement for the purposes intended. Should any covenant, term or condition in this Section 7 become or be declared invalid or unenforceable by a court of competent jurisdiction, then the parties request that such court judicially modify such unenforceable provision consistent with the intent of this Section 7 so that it shall be enforceable as modified.

    8. CHANGE OF CONTROL. (a) If a Change of Control (as defined in paragraph (b) of this Section 8) occurs during the Employment Period or within six (6) months following termination of Employee's employment with the Company under Section 9(a) or by Employee pursuant to Sections 10 (b), (c), (d), (e),
(f) or (g), Employee shall be entitled to receive a supplemental bonus payment from the Company equal to 2.99 times the sum of Salary and Annual Bonus (the "Supplemental Bonus Payment"), such

HEFFERNAN EMPLOYMENT AGREEMENT         4
payment to be made in a lump sum within fifteen (15) days following the Change of Control. Notwithstanding anything contained herein to the contrary, if a Change of Control occurs after July 31, 2002, the entitlement of Employee to such Supplemental Bonus Payment pursuant to the immediately preceding sentence shall be subject to the additional condition that the Company has achieved a cumulative positive comprehensive net income (excluding any deductions for amortization of any reorganization value in excess of amounts allocable to identifiable assets resulting from the consummation of the Prepackaged Plan and goodwill) for the period commencing immediately after its fiscal quarter ended July 31, 2000, through the close of the Company's quarterly fiscal period immediately prior to the date of such Change of Control, based upon the Company's audited financial statements and, to the extent such audited financial statements are not available, interim financial statements.

        (b) For purposes of this provision, "Change of Control" shall mean the occurrence of any of the following:

            (i) Any individual, corporation (other than the Company, an Affiliate, any subsidiary of the Company, or any of their respective employee benefit plans or any trust maintained under such a plan, or any person or group of persons who shall directly or indirectly beneficially own twenty percent (20%) or more of the New Common Stock (as defined in the Prepackaged Plan) to be distributed as of the Effective Date in connection with the consummation of the Prepackaged Plan), partnership, trust, association, pool, syndicate, or any other entity or any group of persons acting in concert becomes the beneficial owner, as that concept is defined in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, of securities of the Company possessing either (X) thirty percent (30%) or more of the voting power for the election of directors of the Company or (Y) thirty percent (30%) or more in value of the outstanding equity securities (or the right to acquire thirty (30%) per cent or more) of the Company;

            (ii) There shall be consummated any consolidation, merger, or other business combination involving the Company or the securities of the Company in which (X) holders of voting securities of the Company immediately prior to such consummation own, as a group, immediately after such consummation, voting securities of the Company (or, if the Company does not survive such transaction, voting securities of the corporation surviving such transaction) having less than fifty percent (50%) of the total voting power in an election of directors of the Company (or such other surviving corporation) or (Y) holders of equity securities of the Company immediately prior to such consummation own, as a group, immediately after such consummation, equity securities of the Company (or, if the Company does not survive such transaction, equity securities of the corporation surviving such transaction) having less than fifty percent (50%) of the equity securities of the Company (or such other surviving corporation);

            (iii) During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the directors of the Company cease for any reason other than voluntary resignation, death, disability or retirement to constitute at least a majority thereof unless the election, or the nomination for election by the Company's shareholders, of each new director of the Company was approved by a vote of at least two-thirds ( 2/3) of the directors of the Company then still in office who were directors of the Company at the beginning of any such period; or

            (iv) There shall be consummated any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of assets representing at least 75% of the Company (on a consolidated basis) to a party which is not controlled by or under common control with the Company.

    9. EVENTS OF TERMINATION BY THE COMPANY. This Agreement and the Employment Period may be terminated by the Company:

        (a) Other than "with cause," effective immediately upon delivery of written notice to Employee by the Company; or

HEFFERNAN EMPLOYMENT AGREEMENT         5

        (b) "With cause," effective immediately upon delivery of written notice to Employee by the Company. A termination shall be deemed to be "with cause" if the Company determines that Employee has:

            (i) misappropriated any material assets or material opportunities of the Company or its Affiliates;

            (ii) been convicted of a felony involving violence, dishonesty, conversion, theft or misappropriation of property of another, controlled substances, moral turpitude or the regulatory good standing of the Company or its Affiliates;

            (iii) abused drugs or alcohol in a manner which prevents Employee from performing substantially his duties in the manner provided herein;

            (iv) failed or refused to perform his material duties in the manner provided herein or failed or refused to perform the duties properly assigned to him by the Company in accordance with Section 4 hereof, other than by reason of disability (as defined in Section 11(b) below), or breached any of his other obligations under this Agreement;

            (v) engaged in willful, grossly negligent or reckless misconduct which the Board of Directors acting in good faith determines to be materially injurious to the Company or its Affiliates; or

            (vi) acted in a manner which the Board of Directors acting in good faith determines has negatively impacted upon the reputation, name, goodwill, business or regulatory standing of the Company or its Affiliates.

The foregoing to the contrary notwithstanding, no action or inaction of Employee described in clause (iv), (v) or (vi) above which is susceptible to being cured shall be considered "with cause" if the Company determines in good faith that Employee has cured or has commenced, and is diligently pursuing the cure of, such action or inaction within thirty (30) days after the Company's delivery of written notice to Employee of such action or inaction.

    10. EVENTS OF TERMINATION BY EMPLOYEE. This Agreement and the Employment Period may be terminated by Employee, upon delivery of written notice to the Company by Employee:

        (a) not less than thirty (30) days in advance of his resignation other than for the reasons set forth in clauses (b) through (h) of this Section 10;

        (b) in the event of the failure of the Company to pay any sums due or grant any Options required by this Agreement to be so paid or granted to Employee or perform substantially any of its other material duties and obligations required to be performed or observed in accordance with this Agreement, but only after written notice has been given by Employee to the Company, PROVIDED, HOWEVER, that only with respect to a non-monetary breach of this Agreement, the Company shall have a period of thirty (30) days from delivery of such notice within which to cure the same or such longer period of time as may be required for such cure, provided the Company has commenced such cure within such thirty days and is diligently pursuing such cure;

        (c) in the event that the Company shall reassign Employee from Providence, Rhode Island without Employee's prior approval (other than ordinary travel requirements);

        (d) in the event that the Company shall materially change Employee's duties without his prior written consent;

        (e) in the event that the Company fails to pay the Change in Control Bonus under the Existing Employment Agreement for any reason;

HEFFERNAN EMPLOYMENT AGREEMENT         6

        (f) in the event of any reduction in Employee's Salary, or any material reduction in the Employee's level of participation in any of the Company's short-and/or long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices, or arrangements in which the Employee participates as of the Effective Date without the consent of Employee; unless the Employee's reduced level of participation in each such program remains substantially consistent with the average level of participation of other executives who have positions commensurate with the Employee's position;

        (g) in the event that Employee shall cease to be a member of the Board of Directors of the Company other than by reason of his death, disability, retirement or resignation; or

        (h) in the event that Employee's employment with the Company and any Affiliate is terminated due to expiration of the Employment Term, and the Company fails at least thirty (30) days prior to such expiration to make a good faith offer to continue his employment on terms and conditions substantially similar to those set forth in this Agreement.

    11. OTHER TERMINATION OF THIS AGREEMENT. This Agreement and the Employment Period shall terminate upon the occurrence of any of the following events:

        (a) Immediately upon the death of Employee;

        (b) In the event that Employee becomes Disabled during the term of this Agreement and is, therefore, unable to perform his duties herein for a period of more than one hundred twenty (120) calendar days in the aggregate during any period of twelve (12) consecutive months, or in the event of the Board's reasonable expectation that Employee's Disability will exist for more than a period of one hundred twenty (120) calendar days, the Company shall have the right to terminate Employee's active employment as provided in this Agreement. However, the Board shall deliver written notice to Employee of the Company's intent to terminate for Disability at least forty-five (45) calendar days prior to the effective date of such termination. A termination for Disability shall become effective upon the end of the forty-five (45) day notice period. The term "Disability" shall mean, for all purposes of this Agreement, the incapacity of Employee, due to injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the usual duties of employment with the Company as contemplated by Section 4 herein, such Disability to be determined by the Board of Directors of the Company upon receipt and in reliance on competent medical advice from one or more individuals, selected by the Board, who are qualified to give such professional medical advice. If Employee and the Company shall not be in agreement as to whether Employee has suffered a Disability for the purposes of this Agreement, the matter shall be referred to a panel of three medical doctors, one of which shall be selected by Employee, one of which shall be selected by the Company, and one of which shall be selected by the two doctors as so selected, and the decision of a majority of the panel with respect to the question of whether Employee has suffered a Disability shall be binding upon Employee and the Company. The expenses of any such referral shall be borne by the party against whom the decision of the panel is rendered. The Employee may be required by the Company to submit to medical examination at any time during the period of his employment hereunder, but not more often than quarter-annually, to determine whether a Disability exists for the purposes of this Agreement. It is expressly understood that the Disability of Employee for a period of ninety (90) calendar days or less in the aggregate during any period of twelve (12) consecutive months, in the absence of any reasonable expectation that his Disability will exist for more than such a period of time, shall not constitute a failure by him to perform his duties hereunder and shall not be deemed a breach or default and Employee shall receive full compensation for any such period of Disability or for any other temporary illness or incapacity during the term of this Agreement; or

        (c) The expiration of the Employment Period, subject to the last sentence of Section 2 hereof.

HEFFERNAN EMPLOYMENT AGREEMENT         7

    12. EFFECTS OF TERMINATION. Upon the termination of the Agreement and the Employment Period:

        (a) Employee's duties shall, except as otherwise provided by Section 19 hereof, cease as of the effective date of termination, PROVIDED, HOWEVER, that Employee will in all events of termination use reasonable efforts for a thirty-day period for the smooth transition of duties to appropriate independent contractors and/or employees of the Company.

        (b) With respect to any termination pursuant to Section 9(b) or
Section 10 (a) of this Agreement, payments made on account of Employee's Salary shall cease upon the effective date of termination; any amounts due on account of Employee's Salary and Annual Bonus for account of services performed prior to the effective date of termination which have not previously been paid will be paid (pro rata through the effective date of termination) within thirty
(30) days following termination; and the Company shall have no further obligation to Employee,.

        (c) With respect to a termination other than pursuant to Sections 9(b), 10(a) or 11 of this Agreement, the Company shall pay Employee, within thirty
(30) days of such termination, any amounts due on account of Employee's Salary and Annual Bonus for account of services performed prior to the effective date of termination which have not previously been paid (pro rata through the effective date of termination) and a severance payment equal to Employee's Salary (and the accrued portion, if any, of any Annual Bonus) for an additional period of eighteen (18) months after such termination or the remainder of the Employment Period, whichever is longer. All payments made pursuant to this
Section 12(c) shall be made, in the Board's discretion, in a lump sum or in equal monthly installments and in accordance with the normal payroll policies of the Company, subject to all appropriate withholding taxes. In the event of a termination described in the first sentence of this Section 12(c), in addition to the foregoing, Employee shall be entitled to (i) a continuation of the welfare benefits of medical insurance, dental insurance, and group term life insurance for two (2) full years after the effective date of termination and
(ii) a lump-sum cash payment of the actuarial present value equivalent of the aggregate benefits accrued by the Employee as of the effective date of termination under the terms of any and all supplemental retirement plans in which the Employee participates. For purposes of determining "final average pay" under such programs, the Employee's actual pay history as of the effective date of termination shall be used. These benefits shall be provided to the Employee at the same premium cost, and at the same coverage level, as in effect as of the Employee's effective date of termination. However, in the event the premium cost and/or level of coverage shall change for all employees of the Company, the cost and/or coverage level, likewise, shall change for the Employee in a corresponding manner. The continuation of these welfare benefits shall be discontinued prior to the end of the two (2) year period in the event the Employee has available substantially similar benefits from a subsequent employer, as determined by the Company's Board of Directors or the Board's designee.

        (d) All expenses which are properly reimbursable to Employee pursuant to
Section 6 will be promptly reimbursed following termination.

        (e) Except as otherwise provided in this Agreement, all other benefits and/or entitlements to participate in bonus programs, if any, will cease as of the effective date of termination, subject to Employee's rights to continue medical insurance coverage at his own expense as provided by applicable law or written Company policy; PROVIDED, HOWEVER, that all policies of insurance relating solely to Employee shall be assigned to Employee within thirty
(30) days following termination, PROVIDED that such assignment shall be at no cost or expense to the Company, and PROVIDED FURTHER that such assignment shall state that it is made subject to the terms and conditions of the policy(ies).

        (f) The rights, privileges, benefits, remedies and interests of the Company and Employee under Section 3 of this Agreement shall be governed by the terms and provisions of such Section 3 and the plans and option agreement referenced in such Section 3.

HEFFERNAN EMPLOYMENT AGREEMENT         8

        (g) The Company shall pay to Employee's surviving spouse, or other beneficiary as so designated by Employee during his lifetime, or to Employee's estate, as appropriate, all benefits to which Employee had a vested right pursuant to this Agreement at the time of his death.

        (h) Employee acknowledges and agrees that any severance for which he qualifies under this Section 12 or Section 8 shall be full and adequate consideration to Employee for all damages he may suffer as a result of the termination of his employment, and Employee hereby waives and releases the Company and its subsidiaries and Affiliates from any and all obligations and liabilities to Employee arising from or in connection with Employee's employment or termination of employment with the Company or its subsidiaries or Affiliates or this Agreement. Employee agrees, as a condition to receipt of payments and benefits under this Section 12 or Section 8 hereof, that he will execute a release agreement, in a form reasonably satisfactory to the Company, releasing any and all claims against the Company, its subsidiaries and Affiliates (other than enforcement of this Agreement).

    13.  NON-COMPETITION AND SOLICITATION.

        (a) Employee acknowledges that he has performed services or will perform services hereunder, and will acquire knowledge and proprietary information, which will directly affect the business of the Company and/or its Affiliates to be conducted in the United States (the "Area"). Accordingly, the parties deem it necessary to provide protective non-competition and non-solicitation provisions in this Agreement.

        (b) Employee agrees with the Company that:

            (i) Employee shall not, without the prior written consent of the Company, which consent shall be within the sole and exclusive discretion of the Company, within the Area, either directly or indirectly, perform services or duties, or engage in the same or similar business as Clinical Studies or any company which provides either directly or through a subsidiary clinical trial site management services in any capacity, whether as an owner, shareholder, consultant, director, officer, manager, supervisor or employee of any entity, provided that such company is in direct competition with Clinical Studies or any other subsidiary of the Company performing similar services, provided, however, that nothing contained herein shall be construed to prevent Employee from performing services or duties, or engaging in business on behalf of a company (including a pharmaceutical or biotechnology company or contract research organization) which has a division or subsidiary that is engaged in clinical trials site management provided Employee is not involved in such activity on behalf of such division or subsidiary of the company; and

            (ii) Neither Employee nor any company or entity with which Employee becomes associated in any way shall solicit for employment any employee of the Company or its Affiliates or any consolidated entity (whether or not such employment is full-time, part-time, or is pursuant to a written contract) other than his personal secretary for the purpose of having such employee perform services for another company located in the Area.

        (c) The covenants of Employee set forth in this Section 13 shall commence upon the Effective Date and continue for the greater of (i) the period of twelve (12) months following the effective date of termination of Employee's employment hereunder, whether or not such termination is "with cause," and
(ii) the period with respect to which Employee is paid pursuant to
Section 12(c). Notwithstanding the foregoing, the covenants of Employee referred to in this Section 13 shall be extended for a period of time equal to the period of time during which Employee shall be in violation of such covenants and/or the pendency of any proceedings brought by the Company to enforce the provisions of such covenants.

        (d) The covenants of Employee set forth in this Section 13 are separate and independent covenants for which valuable consideration has been paid, the receipt, adequacy and sufficiency of which are acknowledged by Employee, and have also been made by Employee to induce the Company to enter into this Agreement. Each of the aforesaid covenants may be availed of, or relied upon, by the Company in any court of competent jurisdiction, and shall form the basis of injunctive relief and damages including

HEFFERNAN EMPLOYMENT AGREEMENT         9
expenses of litigation (including but not limited to reasonable attorney's fees upon trial and appeal) suffered by the Company arising out of any breach of the aforesaid covenants by Employee. The covenants of Employee set forth in this
Section 13 are cumulative to each other and to all other covenants of Employee in favor of the Company contained in this Agreement and shall survive the termination of this Agreement for the purposes intended. Should any covenant, term or condition in this Section 13 become or be declared invalid or unenforceable by a court of competent jurisdiction, then the parties request that such court judicially modify such unenforceable provision consistent with the intent of this Section 13 so that it shall be enforceable as modified.

    14. ENTIRE AGREEMENT. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and between such parties, including, without limitation, the Existing Employment Agreement, which, as of the Effective Date, shall be superseded and of no further force or effect. In the event of any inconsistency between the provisions of this Agreement and the Stock Option Agreement of even date herewith, the provisions, terms or definitions of this Agreement shall govern.

    15. AMENDMENTS. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, but only by a writing signed by the party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

    16. ASSIGNMENTS. Subject to Employee's rights pursuant to Section 10 hereof to terminate this Agreement, the Company shall have the right to assign all of its rights and obligations under this Agreement to (i) any Affiliate of the Company or (ii) any person or entity which purchases all or substantially all of the assets of the Company or its Affiliates or with which the Company merges or consolidates and, upon such assignment, this Agreement shall be binding upon and inure to the benefit of such assignee, and if the assignment is pursuant to clause (ii), the Company and its Affiliates shall be released and discharged from all duties and obligations under this Agreement. Employee shall execute such instruments as shall be reasonably requested by the Company and its Affiliates to evidence such release. Employee shall have no right to assign or delegate any rights or obligations under this Agreement.

    17. BINDING EFFECT. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

    18. SEVERABILITY. If any part of this Agreement or any other agreement entered into pursuant hereto is contrary to, prohibited by or deemed invalid under applicable law or regulation, such provision shall be inapplicable and deemed omitted to the extent so contrary, prohibited or invalid, but the remainder hereof shall not be invalidated thereby and shall be given full force and effect so far as possible.

    19. SURVIVAL. Notwithstanding anything to the contrary herein, the provisions of Sections 7, 8, 12, 13 and 14 through 28 shall survive and remain in effect in accordance with their respective terms in the event this Agreement or any portion hereof expires by its terms or is terminated.

    20. NOTICES. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing (including telex and telegraphic communication) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, telecommunicated, or

HEFFERNAN EMPLOYMENT AGREEMENT         10
mailed (airmail if international) by registered or certified mail (postage prepaid), return receipt requested, addressed to:

If to Employee:                                With a Copy to:

Michael T. Heffernan
506 Main Street
Hingham, MA 02043

If to the Company:                             With a Copy to:

Innovative Clinical Solutions, Ltd.            Hinckley, Allen and Snyder LLP
10 Dorrance Street, Suite 400                  1500 Fleet Center
Providence, Rhode Island 02903                 Providence, RI 02903
Attn:                                          Attn: Margaret D. Farrell, Esq.

or to such other address as any party may designate by notice complying with the terms of this Section. Each such notice shall be deemed delivered (a) on the date delivered if by personal delivery, (b) on the date telecommunicated if by telegraph, (c) on the date of transmission with confirmed answer back if by telex or telecopy, and (d) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

    21. WAIVERS. The failure or delay of any party at any time to require performance by another party of any provision of this Agreement, even if known, shall not affect the right of such party to require performance of that provision or to exercise any right, power or remedy hereunder, and any waiver by any party of any breach of any provision of this Agreement should not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right, power or remedy under this Agreement. No notice to or demand on any party in any case shall, of itself, entitle such party to any other or further notice or demand in similar or other circumstances.

    22. ENFORCEMENT COSTS. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the prevailing party in such action or such proceeding shall be awarded its costs and expense (including reasonable attorney's fees) in connection with bringing or defending such action or proceeding.

    23. REMEDIES CUMULATIVE. Except as otherwise expressly provided herein, no remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

    24. GOVERNING LAW. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Rhode Island without regard to principles of conflicts of laws.

    25. ARBITRATION. Employee shall have the right to have any dispute or controversy arising under or in connection with this Agreement shall be settled by arbitration, conducted before a panel of three (3) arbitrators sitting in a location selected by the Employee within fifty (50) miles from the location of his employment with the Company, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the award of the arbitrator in any court having proper jurisdiction.

    26. CAPTIONS. The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of intent of this Agreement or the intent of any provision contained in this Agreement.

HEFFERNAN EMPLOYMENT AGREEMENT         11

    27. TAXES. The Company shall deduct from all amounts payable to Employee pursuant to this Agreement the amount of all required federal, state and local withholding taxes and all other applicable taxes.

    28. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                             INNOVATIVE CLINICAL SOLUTIONS, LTD.

Date: ----------------------------           By:
                                                  ------------------------------------
                                                  Name:
                                                  Title:

                                             EMPLOYEE:

Date: ----------------------------
                                             ------------------------------------
                                             Michael T. Heffernan

HEFFERNAN EMPLOYMENT AGREEMENT         12

                                  EXHIBIT G-2
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                     FORM OF SENIOR MANAGEMENT CONTRACT FOR
                      BRYAN B. DIETER, GARY S. GILLHEENEY
                             R. ADRIAN OTTE, M.D.,
                                AND JOHN WARDLE

                                    FORM OF
                     E M P L O Y M E N T  A G R E E M E N T

    EMPLOYMENT AGREEMENT (this "Agreement") made as of the   day of       , 2000
between INNOVATIVE CLINICAL SOLUTIONS, LTD., a Delaware corporation (the "Company"), and [Executive Name*] (hereinafter "Employee").

    WHEREAS, Employee currently serves as the [Title] of the Company;

    WHEREAS, on             , 2000, the Company and various affiliated entities
confirmed their Joint Prepackaged Chapter 11 Plan of Reorganization dated
June 1, 2000 (the "Prepackaged Plan");

    WHEREAS, the Company believes it is in the Company's best interest to employ Employee, and Employee desires to be employed by the Company, pursuant to the terms and conditions hereof; and

    WHEREAS, the Company and Employee desire to enter into this Agreement, setting forth the terms and conditions pursuant to which Employee shall be employed by and provide services to the Company commencing on the Effective Date (as defined in the Prepackaged Plan).

    NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

    1. EMPLOYMENT. The Company hereby agrees to employ Employee and Employee hereby agrees to accept such employment, all upon the terms and conditions hereinafter set forth. In accepting such employment, Employee represents and warrants that he is not under any restrictions in the performance of the duties contemplated under this Agreement by a non-compete or similar agreement, and has never been debarred or excluded from participation in any federal or state health care program.

    2. TERM. Unless sooner terminated pursuant to the provisions of this Agreement, the term of employment of Employee under this Agreement shall be for a period of three (3) years commencing on the Effective Date and ending on the third anniversary of the Effective Date (the "Employment Period"). The term of employment under this Agreement may be renewed upon agreement of the parties.

    3. COMPENSATION; BENEFITS. As remuneration for all services to be rendered by the Employee during the term of this Agreement, and as consideration for complying with the covenants herein, the Company shall pay and provide to Employee the following compensation and benefits. The Salary, Annual Bonus and benefits provided below shall be in addition to such other benefits and bonus programs as the Company, in its sole and absolute discretion, shall from time to time provide to the Company's executive officers. Such benefits and bonus programs other than as set forth specifically herein are subject to change from time to time as determined by the Board of Directors of the Company.

        (a) SALARY. Employee shall be entitled to receive a salary from the Company during the Employment Period at the rate of no less than [Salary*] and 00/100 Dollars ($[Salary]) per annum (the "Salary"). The Salary shall be payable in equal installments in accordance with the normal payroll policies of the Company (which policies may be changed by the Company from time to time in its sole discretion), but in no event less frequently than monthly. Employee's Salary and other compensation under this Agreement may be allocated to and paid by any subsidiary or commonly controlled affiliated entity (which may or may not be treated as consolidated subsidiaries for tax or financial reporting purposes) (collectively, "Affiliates"), if any, as determined from time to time by the Board of Directors of the Company. There will be an annual review of Employee's performance and a determination at that time of any increase in compensation.

        (b) BONUSES. Employee shall be entitled to a bonus equal to 25% of employee's Salary, payment to be made subject to the Company's satisfying performance standards established annually by the Company and Employee (the "Annual Bonus").

------------------------
* Employment terms are reflected on the attached Schedule of Employment terms.

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT

        (c) OPTIONS. On or promptly following commencement of the Employment Period, the Company shall grant to Employee stock options to acquire [Number*] shares of its common stock ("Options"), which shall have an option exercise price as provided in the Company's 2000 Stock Option Plan. The Options shall be granted to Employee and will be issued pursuant to the Company's 2000 Stock Option Plan and subject to a separate written stock option agreement. The Options shall not be immediately exercisable upon the date of grant, but shall become exercisable by Employee in equal one-third (1/3) increments on each of the first three (3) anniversaries of the Effective Date, subject to the terms and conditions of the 2000 Stock Option Plan and applicable agreement, provided, however, upon the occurrence of a Change of Control (as hereinafter defined), all Options shall become immediately vested and exercisable, and provided, further, if this Agreement is not extended by the parties, Employee shall be entitled to exercise the Options for a period of twelve (12) months following the end of the Employment Period. The Options shall not be exercisable subsequent to the date ten (10) years after their grant to Employee. Additional Options will be granted to Employee from time to time in accordance with Company policy or upon approval by the Board of Directors.

        (d) RETIREMENT BENEFITS. Should the Company implement qualified defined benefit and/or defined contribution retirement plans, the Company shall provide to Employee participation in all such plans, subject to the eligibility and participation requirements of such plans. In addition, the Company shall provide to Employee participation in any supplemental retirement plan and all other nonqualified retirement programs typically offered to executives having the same or similar duties and responsibilities at the Company. Nothing in this paragraph shall be construed as obligating the Company to refrain from changing, and/or amending the nonqualified retirement programs, so long as such changes are similarly applicable to all executives generally.

        (e) EMPLOYEE BENEFITS. During the term of this Agreement, and as otherwise provided within the provisions of each of the respective plans, the Company shall provide to Employee all benefits which other executives and employees of the Company are entitled to receive, as commensurate with Employee's position. Such benefits shall include, but not be limited to, group term life insurance, whole life insurance, comprehensive health and medical insurance, dental insurance, vision insurance, and short and long term disability insurance. Employee shall be entitled to paid vacation in accordance with the standard written policy of the Company with regard to vacations of employees. Employee shall likewise participate in any additional benefit as may be established during the term of this Agreement, by standard written policy of the Company or approved by the Board of Directors.

        (f) PERQUISITES. The Company shall provide to the Employee, at the Company's cost, all perquisites to which other executives of the Company are entitled to receive and such other perquisites which are suitable to the character of Employee's position with the Company and adequate for the performance of his duties hereunder.

        (g) RIGHT TO CHANGE PLANS. By reason of Paragraphs 3(e), and 3(f) herein, the Company shall not be obligated to institute, maintain, or refrain from changing, amending, or discontinuing any benefit plan, program, or perquisite, so long as such changes are similarly applicable to executive employees generally.

        (h) DEFERRALS. The Company may permit Employee to defer the Employee's receipt of the payment of up to one hundred (100%) percent of Employee's Bonus or any amounts payable to Employee pursuant to Section 8 of this Agreement. If any such deferral election is permitted, the Company shall establish rules and procedures for such payment deferrals, provided, however, that such rules and procedures are customary.

        (i) INDEMNITY AND INSURANCE. The Company hereby covenants and agrees to indemnify Employee and hold Employee harmless fully, completely, and absolutely against and in respect to any and

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       2
all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney's fees), losses, and damages resulting from Employee's good faith performance of his duties and obligations under the terms of this Agreement. To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other trust, employee benefit plan or other enterprise which such person serves at the request of the Company, Employee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee or agent under such policy or policies.

        (j) EFFECT OF CHANGE OF CONTROL. Notwithstanding anything to the contrary contained herein, upon the occurrence of a Change of Control, Employee shall be fully vested in any then outstanding equity-based compensation awards theretofore granted by the Company to Employee and Employee's accrued benefit under non-qualified supplemental retirement or deferred compensation plan of the Company.

    4. DUTIES. During the Employment Period, Employee agrees to serve exclusively as the [Title*] of the Company. Employee shall exercise such powers and comply with and perform such directions and duties in relation to the business and affairs of the Company as are customarily and ordinarily exercised and performed by the [Title*] of similar entities and as may from time to time be vested in or requested by the Chief Executive Officer of the Company consistent with Employee's position, and shall use his best efforts to improve and expand the business of the Company and its Affiliates consistent with Employee's position. Notwithstanding any other term or provision to the contrary contained herein, in no event shall Employee be obligated to perform any act which would constitute or require the violation of any federal, state or local law, rule, regulation, ordinance or the like. Employee shall at all times report to, and his activities shall at all times be subject to the direction and control of, the Chief Executive Officer of the Company. Employee shall have general supervisory control over and responsibility for the general management of [Job Description] services, subject in all instances to the written policy guidelines concerning operations and capital expenditures promulgated and/or approved from time to time by the Board of Directors of the Company or its Executive Committee. Employee agrees to devote his entire business time, energy and skill to the service of the Company and its Affiliates and shall perform his duties in a good faith, trustworthy and businesslike manner, in compliance with the laws of the United States of America and all other political subdivisions, all for the purpose of advancing the interests of the Company and its Affiliates. Employee shall at no time during the Employment Period engage in any other business activity whether or not such activity is pursued for gain, profit or other pecuniary advantage. Notwithstanding the foregoing, provided the same shall not interfere with the performance by Employee of his duties under this Agreement and shall not violate the terms and provisions of any other provision of this Agreement (including, but not limited to, Section 13 of this Agreement), Employee may invest his personal assets in businesses where the form or manner of such investment will not require services on the part of Employee and in which his participation is solely that of a passive investor and/or serve on the board of directors or as an officer of, or as a volunteer for, charitable, civic or community organizations; PROVIDED with the prior written consent of the Company's Board of Directors, Employee may act as a consultant to businesses or entities or serve as a member of the board of directors of a for profit organizations.

    5. LOCATION OF COMPANY HEADQUARTERS. Unless otherwise mutually agreed by the Company and Employee, the parties hereby agree that Employee shall perform his duties primarily from Providence, Rhode Island.

    6. BUSINESS EXPENSES. Consistent with the Company's policies as in effect from time to time (including, but not necessarily limited to, a satisfactory itemized accounting for such expenditures),

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       3

Employee shall be reimbursed for any ordinary and necessary expenses reasonably incurred in promoting the business of the Company.

    7.  CONFIDENTIALITY.

        (a) In the course of this employment, the Company or its Affiliates may disclose or make known to Employee, and Employee may be given access to or may become acquainted with, certain information, trade secrets or both, all relating to or useful in the business of the Company or its Affiliates (collectively "Information") and which the Company considers proprietary and desires to maintain confidential. As a material inducement to the Company in entering this Agreement, Employee covenants and agrees that during the term of this Agreement and at all times thereafter, Employee shall not in any manner, either directly or indirectly, divulge, disclose or communicate to any person or firm, except to or for the Company's benefit as directed by the Company, any of the Information which he may have acquired in the course of or as an incident to his employment by the Company, the parties agreeing that such information affects the successful and effective conduct of the business and goodwill of the Company and/or its Affiliates, and that any breach of the terms of this Section is a material breach of this Agreement. Notwithstanding the foregoing, nothing in this Section 7 shall preclude Employee from disclosing Information pursuant to judicial order or Information which has been made properly public through the release or disclosure by persons other than Employee.

        (b) All equipment, documents, memoranda, reports, records, files, materials, samples, books, correspondence, lists, computer software, other written and graphic records, and the like (collectively, the "Materials"), affecting or relating to the business of the Company and/or its Affiliates, which Employee shall prepare, use, construct, observe, possess or control shall be and remain the Company's exclusive property or in the Company's exclusive custody, and must not be removed from the premises of the Company or given to any person or entity except as directed by the Company in writing or as necessary in performing Employee's duties hereunder. Promptly upon termination of this Agreement for any reason, or completion of the tasks or duties assigned pursuant hereto, the Materials, Information and all copies thereof in the custody or control of Employee shall be delivered promptly to the Company. Employee acknowledges that all documents and equipment relating to the business of the Company and/or its Affiliates, in addition to all Information and Materials, whether prepared by Employee or otherwise coming into Employee's possession, are owned by and constitute the exclusive property of the Company or in the Company's exclusive custody, and all such documents and equipment must not be removed from the premises of the Company except as directed by the Company in writing or as necessary in performing Employee's duties hereunder.

        (c) The covenants of Employee set forth in this Section 7 are separate and independent covenants for which valuable consideration has been paid, the receipt, adequacy and sufficiency of which are acknowledged by Employee, and have also been made by Employee to induce the Company to enter into this Agreement. Each of the aforesaid covenants may be availed of, or relied upon, by the Company in any court of competent jurisdiction, and shall form the basis of injunctive relief and damages including expenses of litigation (including but not limited to reasonable attorney's fees upon trial and appeal) suffered by the Company arising out of any breach of the aforesaid covenants by Employee. The covenants of Employee set forth in this Section 7 are cumulative to each other and to all other covenants of Employee in favor of the Company contained in this Agreement and shall survive the termination of this Agreement for the purposes intended. Should any covenant, term or condition in this Section 7 become or be declared invalid or unenforceable by a court of competent jurisdiction, then the parties request that such court judicially modify such unenforceable provision consistent with the intent of this Section 7 so that it shall be enforceable as modified.

    8. CHANGE OF CONTROL. (a) If a Change of Control (as defined in paragraph (b) of this Section 8) occurs and within one (1) year after, or six
(6) months prior to, such Change of Control, Employee's

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       4
employment is terminated by the Company under Section 9(a) or by Employee pursuant to Section 10(b), (c), (d), or (e), Employee shall be entitled to receive a supplemental bonus payment from the Company equal to 2.99 times the Salary (the "Supplemental Bonus Payment"), such payment to be made in a lump sum within fifteen (15) days following the later of the Change of Control or termination of employment. Notwithstanding anything contained herein to the contrary, if a Change of Control occurs after July 31, 2002, the entitlement of Employee to such Supplemental Bonus Payment pursuant to the immediately preceding sentence shall be subject to the additional condition that the Company has achieved a cumulative positive comprehensive net income (excluding any deductions for amortization of any reorganization value in excess of amounts allocable to identifiable assets resulting from the consummation of the Prepackaged Plan and goodwill) for the period commencing immediately after its fiscal quarter ended July 31, 2000, through the close of the Company's quarterly fiscal period immediately prior to the date of such Change of Control, based upon the Company's audited financial statements and, to the extent such audited financial statements are not available, interim financial statements.

        (b) For purposes of this provision, "Change of Control" shall mean the occurrence of any of the following:

            (i) Any individual, corporation (other than the Company, an Affiliate, any subsidiary of the Company, or any of their respective employee benefit plans or any trust maintained under such a plan, or any person or group of persons who directly or indirectly beneficially own twenty (20%) percent or more of the voting securities of the Company after giving effect to all distributions of New Common Stock (as defined in the Prepackaged Plan) to be distributed as of the Effective Date in connection with the consummation of the Prepackaged Plan), partnership, trust, association, pool, syndicate, or any other entity or any group of persons acting in concert becomes the beneficial owner, as that concept is defined in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, of securities of the Company possessing either (X) thirty percent (30%) or more of the voting power for the election of directors of the Company or (Y) thirty percent (30%) or more in value of the outstanding equity securities (or the right to acquire thirty (30%) per cent or more) of the Company;

        (ii) There shall be consummated any consolidation, merger, or other business combination involving the Company or the securities of the Company in which (X) holders of voting securities of the Company immediately prior to such consummation own, as a group, immediately after such consummation, voting securities of the Company (or, if the Company does not survive such transaction, voting securities of the corporation surviving such transaction) having less than fifty percent (50%) of the total voting power in an election of directors of the Company (or such other surviving corporation) or (Y) holders of equity securities of the Company immediately prior to such consummation own, as a group, immediately after such consummation, equity securities of the Company (or, if the Company does not survive such transaction, equity securities of the corporation surviving such transaction) having less than fifty percent (50%) of the equity securities of the Company (or such other surviving corporation)

        (iii) During any period of two (2) consecutive years, individuals who at the beginning of such period constitute the directors of the Company cease for any reason other than voluntary resignation, death, disability or retirement to constitute at least a majority thereof unless the election, or the nomination for election by the Company's shareholders, of each new director of the Company was approved by a vote of at least two-thirds (2/3) of the directors of the Company then still in office who were directors of the Company at the beginning of any such period; or

        (iv) There shall be consummated any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of assets representing at least 75% of the assets of the Company (on a consolidated basis) to a party which is not controlled by or under common control with the Company.

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       5

    9. EVENTS OF TERMINATION BY THE COMPANY. This Agreement and the Employment Period may be terminated by the Company:

        (a) Other than "with cause," effective immediately upon delivery of written notice to Employee by the Company; or

        (b) "With cause," effective immediately upon delivery of written notice to Employee by the Company. A termination shall be deemed to be "with cause" if the Company determines that Employee has:

            (i) misappropriated any material assets or material opportunities of the Company or its Affiliates;

            (ii) been convicted of a felony involving violence, dishonesty, conversion, theft or misappropriation of property of another, controlled substances, moral turpitude or the regulatory good standing of the Company or its Affiliates;

            (iii) abused drugs or alcohol in a manner which prevents Employee from performing substantially his duties in the manner provided herein;

            (iv) failed or refused to perform his material duties in the manner provided herein or failed or refused to perform the duties properly assigned to him by the Company in accordance with Section 4 hereof, other than by reason of disability (as defined in Section 11 (b) below), or breached any of his other material obligations under this Agreement;

            (v) engaged in willful, grossly negligent or reckless misconduct which the Board of Directors acting in good faith determines to be materially injurious to the Company or its Affiliates; or

            (vi) acted in a manner which the Board of Directors acting in good faith determines has negatively impacted upon the reputation, name, goodwill, business or regulatory standing of the Company or its Affiliates.

The foregoing to the contrary notwithstanding, no action or inaction of Employee described in clause (iv), (v) or (vi) above which is susceptible to being cured shall be considered "with cause" if the Company determines in good faith that Employee has cured or has commenced, and is diligently pursuing the cure of, such action or inaction within thirty (30) days after the Company's delivery of written notice to Employee of such action or inaction.

    10. EVENTS OF TERMINATION BY EMPLOYEE. This Agreement and the Employment Period may be terminated by Employee, upon delivery of written notice to the Company by Employee:

        (a) not less than thirty (30) days in advance of his resignation other than for the reasons set forth in clauses (b) through (f) of this Section 10;

        (b) in the event of the failure of the Company to pay any sums due or grant any Options required by this Agreement to be so paid or granted to Employee or perform substantially any of its other material duties and obligations required to be performed or observed in accordance with this Agreement, but only after written notice has been given by Employee to the Company, PROVIDED, HOWEVER, that the Company shall have a period of thirty
(30) days from delivery of such notice within which to cure the same or such longer period of time as may be required for such cure, provided the Company has commenced such cure within such thirty days and is diligently pursuing such cure;

        (c) in the event that the Company shall reassign Employee from Providence, Rhode Island without Employee's prior approval (other than ordinary travel requirements);

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       6

        (d) in the event that the Company shall materially change Employee's duties without his prior written consent;

        (e) in the event of any reduction in Employee's Salary or any material reduction in Employee's level of participation in any of the Company's short-and/or long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices, or arrangements in which the Employee participates as of the Effective Date without the consent of the Employee; unless the Employee's reduced level of participation in each such program remains substantially consistent with the average level of participation of other executives who have positions commensurate with the Employee's position; or

        (f) in the event that Employee's employment with the Company and any Affiliate is terminated due to expiration of the Employment Term, and the Company fails at least thirty (30) days prior to such expiration to make a good faith offer to continue his employment on terms and conditions substantially similar to those set forth in this Agreement.

    11. OTHER TERMINATION OF THIS AGREEMENT. This Agreement and the Employment Period shall terminate upon the occurrence of any of the following events:

        (a)  Immediately upon the death of Employee;

        (b) In the event that Employee becomes Disabled during the term of this Agreement and is, therefore, unable to perform his duties herein for a period of more than one hundred twenty (120) calendar days in the aggregate, during any period of twelve (12) consecutive months, or in the event of the Board's reasonable expectation that Employee's Disability will exist for more than a period of one hundred twenty (120) calendar days, the Company shall have the right to terminate Employee's active employment as provided in this Agreement. However, the Board shall deliver written notice to Employee of the Company's intent to terminate for Disability at least forty-five (45) calendar days prior to the effective date of such termination. A termination for Disability shall become effective upon the end of the forty-five (45) day notice period. The term "Disability" shall mean, for all purposes of this Agreement, the incapacity of Employee, due to injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the usual duties of employment with the Company as contemplated by Section 4 herein, such Disability to be determined by the Board of Directors of the Company upon receipt and in reliance on competent medical advice from one or more individuals, selected by the Board, who are qualified to give such professional medical advice. If Employee and the Company shall not be in agreement as to whether Employee has suffered a Disability for the purposes of this Agreement, the matter shall be referred to a panel of three medical doctors, one of which shall be selected by Employee, one of which shall be selected by the Company, and one of which shall be selected by the two doctors as so selected, and the decision of a majority of the panel with respect to the question of whether Employee has suffered a Disability shall be binding upon Employee and the Company. The expenses of any such referral shall be borne by the party against whom the decision of the panel is rendered. Employee may be required by the Company to submit to medical examination at any time during the period of his employment hereunder, but not more often than semi-annually, to determine whether a Disability exists for the purposes of this Agreement. It is expressly understood that the Disability of Employee for a period of one hundred twenty (120) calendar days or less in the aggregate during any period of twelve (12) consecutive months, in the absence of any reasonable expectation that his Disability will exist for more than such a period of time, shall not constitute a failure by him to perform his duties hereunder and shall not be deemed a breach or default and Employee shall receive full compensation for any such period of Disability or for any other temporary illness or incapacity during the term of this Agreement; or

        (c) The expiration of the Employment Period, subject to the last sentence of Section 2 hereof.

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       7

    12. EFFECTS OF TERMINATION. Upon the termination of the Agreement and the Employment Period:

        (a)  Employee's duties shall, except as otherwise provided by
Section 19 hereof, cease as of the effective date of termination, PROVIDED, HOWEVER, that Employee will in all events of termination use reasonable efforts for a thirty-day period for the smooth transition of duties to appropriate independent contractors and/or employees of the Company.

        (b) With respect to any termination pursuant to Section 9(b) or 10(a) of this Agreement, payments made on account of Employee's Salary shall cease upon the effective date of termination; any amounts due on account of Employee's Salary and Annual Bonus for account of services performed prior to the effective date of termination which have not previously been paid will be paid (pro rata through the effective date of termination) within thirty (30) days following termination; and the Company shall have no further obligation to Employee.

        (c) With respect to a termination other than pursuant to Sections 9(b), 10(a) or 11 of this Agreement, the Company shall pay Employee, within thirty
(30) days of such termination, any amounts due on account of Employee's Salary and Annual Bonus for account of services performed prior to the effective date of termination which have not been previously paid (pro rated through the effective date of termination) and a severance payment equal to Employee's Salary for an additional period of twelve (12) months after such termination or the remainder of the Employment Period, whichever is longer. All payments made pursuant to this Section 12(c) shall be made, in the Board's discretion, in a lump sum or in equal monthly installments and in accordance with the normal payroll policies of the Company, subject to all appropriate withholding taxes. In the event of a termination described in the first sentence of this
Section 12(c), in addition to the foregoing, Employee shall be entitled to
(i) a continuation of the welfare benefits of medical insurance, dental insurance, and group term life insurance for two (2) full years after the effective date of termination and (ii) a lump-sum cash payment of the actuarial present value equivalent of the aggregate benefits accrued by the Employee as of the effective date of termination under the terms of any and all supplemental retirement plans in which the Employee participates. For purposes of determining "final average pay" under such programs, the Employee's actual pay history as of the effective date of termination shall be used. These benefits shall be provided to the Employee at the same premium cost, and at the same coverage level, as in effect as of the Employee's effective date of termination. However, in the event the premium cost and/or level of coverage shall change for all employees of the Company, the cost and/or coverage level, likewise, shall change for the Employee in a corresponding manner. The continuation of these welfare benefits shall be discontinued prior to the end of the two (2) year period in the event the Employee has available substantially similar benefits from a subsequent employer, as determined by the Company's Board of Directors or the Board's designee

        (d) All expenses which are properly reimbursable to Employee pursuant to Section 6 will be promptly reimbursed following termination.

        (e) Except as otherwise provided in this Agreement, all other benefits and/or entitlements to participate in bonus programs, if any, will cease as of the effective date of termination, subject to Employee's rights to continue medical insurance coverage at his own expense as provided by applicable law or written Company policy; PROVIDED, HOWEVER, that all policies of insurance relating solely to Employee shall be assigned to Employee within thirty
(30) days following termination, PROVIDED that such assignment shall be at no cost or expense to the Company, and PROVIDED FURTHER that such assignment shall state that it is made subject to the terms and conditions of the policy(ies).

        (f) The rights, privileges, benefits, remedies and interests of the Company and Employee under Section 3 of this Agreement shall be governed by the terms and provisions of such Section 3 and the plans and option agreement referenced in such Section 3.

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       8

        (g) The Company shall pay to Employee's surviving spouse, or other beneficiary as so designated by Employee during his lifetime, or to Employee's estate, as appropriate, all benefits to which Employee had a vested right pursuant to this Agreement at the time of his death.

        (h) Employee acknowledges and agrees that any severance for which he qualifies under this Section 12 or Section 8 shall be full and adequate consideration to Employee for all damages he may suffer as a result of the termination of his employment, and Employee hereby waives and releases the Company and its subsidiaries and Affiliates from any and all obligations and liabilities to Employee arising from or in connection with Employee's employment or termination of employment with the Company or its subsidiaries or Affiliates of this Agreement. Employee agrees, as a condition to receipt of payments and benefits under this Section 12 or Section 8 hereof, that he will execute a release agreement, in a form reasonably satisfactory to the Company, releasing any and all claims against the Company, its subsidiaries and Affiliates (other than enforcement of this Agreement).

    13.  NON-COMPETITION AND SOLICITATION.

        (a) Employee acknowledges that he has performed services or will perform services hereunder, and will acquire knowledge and proprietary information, which will directly affect the business of the Company and/or its Affiliates to be conducted in the United States (the "Area"). Accordingly, the parties deem it necessary to provide protective non-competition and non-solicitation provisions in this Agreement.

        (b)  Employee agrees with the Company that:

            (i) Employee shall not, without the prior written consent of the Company, which consent shall be within the sole and exclusive discretion of the Company, within the Area, either directly or indirectly, perform services or duties, or engage in the same or similar business as Clinical Studies or any company which provides either directly or through a subsidiary clinical trial site management services in any capacity, whether as an owner, shareholder, consultant, director, officer, manager, supervisor or employee of any entity, provided that such company is in direct competition with Clinical Studies or any other subsidiary of the Company performing similar services, provided, however, that nothing contained herein shall be construed to prevent Employee from performing services or duties, or engaging in business on behalf of a company (including a pharmaceutical or biotechnology company or contract research organization) which has a division or subsidiary that is engaged in clinical trials site management provided Employees is not involved in such activity on behalf of such division or subsidiary of the company; and

            (ii) Neither Employee nor any company or entity with which Employee becomes associated in any way shall solicit for employment any employee of the Company or its Affiliates or any consolidated entity (whether or not such employment is full-time, part-time, or is pursuant to a written contract) other than his personal secretary for the purpose of having such employee perform services for another company located in the Area.

        (c) The covenants of Employee set forth in this Section 13 shall commence upon the Effective Date and continue for the greater of (i) the period of twelve (12) months following the effective date of termination of Employee's employment hereunder, whether or not such termination is "with cause," and
(ii) the period with respect to which Employee is paid pursuant to
Section 12(c). Notwithstanding the foregoing, the covenants of Employee referred to in this Section 13 shall be extended for a period of time equal to the period of time during which Employee shall be in violation of such covenants and/or the pendency of any proceedings brought by the Company to enforce the provisions of such covenants.

        (d) The covenants of Employee set forth in this Section 13 are separate and independent covenants for which valuable consideration has been paid, the receipt, adequacy and sufficiency of which are acknowledged by Employee, and have also been made by Employee to induce the Company to enter into this Agreement. Each of the aforesaid covenants may be availed of, or relied upon, by the Company in

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       9
any court of competent jurisdiction, and shall form the basis of injunctive relief and damages including expenses of litigation (including but not limited to reasonable attorney's fees upon trial and appeal) suffered by the Company arising out of any breach of the aforesaid covenants by Employee. The covenants of Employee set forth in this Section 13 are cumulative to each other and to all other covenants of Employee in favor of the Company contained in this Agreement and shall survive the termination of this Agreement for the purposes intended. Should any covenant, term or condition in this Section 13 become or be declared invalid or unenforceable by a court of competent jurisdiction, then the parties request that such court judicially modify such unenforceable provision consistent with the intent of this Section 13 so that it shall be enforceable as modified.

    14. ENTIRE AGREEMENT. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings and representations (if any) made by and between such parties. In the event of any inconsistency between the provisions of this Agreement and the Stock Option Agreement of even date herewith, the provisions, terms or definitions of this Agreement shall govern.

    15. AMENDMENTS. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, but only by a writing signed by the party as to whom enforcement of any such amendment, supplement, waiver or modification is sought and making specific reference to this Agreement.

    16. ASSIGNMENTS. Subject to Employee's rights pursuant to Section 10 hereof to terminate this Agreement, the Company shall have the right to assign all of its rights and obligations under this Agreement to (i) any Affiliate of the Company or (ii) any person or entity which purchases all or substantially all of the assets of the Company or its Affiliates or with which the Company merges or consolidates and, upon such assignment, this Agreement shall be binding upon and inure to the benefit of such assignee, and if the assignment is pursuant to clause (ii) the Company and its Affiliates shall be released and discharged from all duties and obligations under this Agreement. Employee shall execute such instruments as shall be reasonably requested by the Company and its Affiliates to evidence such release. Employee shall have no right to assign or delegate any rights or obligations under this Agreement.

    17. BINDING EFFECT. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

    18. SEVERABILITY. If any part of this Agreement or any other agreement entered into pursuant hereto is contrary to, prohibited by or deemed invalid under applicable law or regulation, such provision shall be inapplicable and deemed omitted to the extent so contrary, prohibited or invalid, but the remainder hereof shall not be invalidated thereby and shall be given full force and effect so far as possible.

    19. SURVIVAL. Notwithstanding anything to the contrary herein, the provisions of Sections 7, 8, 12, 13 and 14 through 27 shall survive and remain in effect in accordance with their respective terms in the event this Agreement or any portion hereof expires by its terms or is terminated.

    20. NOTICES. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing (including telex and telegraphic communication) and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, telecommunicated, or mailed (airmail if international) by registered or certified mail (postage prepaid), return receipt requested, addressed to:

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       10

If to Employee:                                With a Copy to:

                                               Attn:

If to the Company:                             With a Copy to:

Innovative Clinical Solutions, Ltd.            Hinckley, Allen and Snyder LLP
10 Dorrance Street, Suite 400                  1500 Fleet Center
Providence, Rhode Island 02903                 Providence, RI 02903
Attn: President                                Attn: Margaret D. Farrell, Esq.

or to such other address as any party may designate by notice complying with the terms of this Section. Each such notice shall be deemed delivered (a) on the date delivered if by personal delivery, (b) on the date telecommunicated if by telegraph, (c) on the date of transmission with confirmed answer back if by telex or telecopy, and (d) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

    21. WAIVERS. The failure or delay of any party at any time to require performance by another party of any provision of this Agreement, even if known, shall not affect the right of such party to require performance of that provision or to exercise any right, power or remedy hereunder, and any waiver by any party of any breach of any provision of this Agreement should not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right, power or remedy under this Agreement. No notice to or demand on any party in any case shall, of itself, entitle such party to any other or further notice or demand in similar or other circumstances.

    22. ENFORCEMENT COSTS. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the prevailing party in such action or such proceeding shall be awarded its costs and expense (including reasonable attorney's fees) in connection with bringing or defending such action or proceeding.

    23. REMEDIES CUMULATIVE. Except as otherwise expressly provided herein, no remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

    24. GOVERNING LAW. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Rhode Island without regard to principles of conflicts of laws.

    25. CAPTIONS. The captions in this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope of intent of this Agreement or the intent of any provision contained in this Agreement.

    26. TAXES. The Company shall deduct from all amounts payable to Employee pursuant to this Agreement the amount of all required Federal, state and local withholding taxes and all other applicable taxes.

    27. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       11

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                               INNOVATIVE CLINICAL SOLUTIONS, LTD.

                                               By:
                                                 --------------------------------------
                                                   Name:
Date:                                              Title:

                                               EMPLOYEE:

                                               --------------------------------------
Date:                                            [Executive Name]

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT
                                       12

                          SCHEDULE OF EMPLOYMENT TERMS

                                                                                   NUMBER OF
EXECUTIVE                                   TITLE                        SALARY     OPTIONS
---------               ----------------------------------------------  --------   ---------
Bryan B. Dieter.......  Chief Information Officer                       $200,000    357,143

Gary S. Gilheeney.....  Chief Financial Officer                         $200,000    357,143

R. Adian Otte, M.D....  Chief Operating Officer--Clinical Studies and
                        Healthcare Research                             $250,000    457,143
John Wardle...........  Chief Operating Officer--Network Management     $210,000    357,143

FORM OF EXECUTIVE
EMPLOYMENT AGREEMENT

                                   EXHIBIT H
                                       to
          DEBTORS' JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION
                         SCHEDULE OF RETENTION PAYMENTS

                         SCHEDULE OF RETENTION PAYMENTS

1. Pursuant to his existing employment agreement with ICSL, Michael T. Heffernan, its President and Chief Executive Officer, will receive a supplemental bonus of $897,000 upon consummation of the Plan.

2. Pursuant to a resolution of the Compensation Committee of ICSL's Board of Directors, each of the following officers of ICSL will receive a cash retention bonus of $200,000 upon consummation of the Plan.

    - Bryan B. Dieter, ICSL's Chief Information Officer

    - Gary S. Gillheeney, ICSL's Chief Financial Officer and Treasurer

    - R. Adrian Otte, M.D., ICSL's Chief Operating Officer--Clinical Studies and Healthcare Research

    - John Wardle, ICSL's Chief Operating Officer--Network Management

                                    ANNEX B
                                       to
               PRE-PETITION SOLICITATION AND DISCLOSURE STATEMENT
                           ANNUAL REPORT ON FORM 10-K
                              FOR THE FISCAL YEAR
                             ENDED JANUARY 31, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                   FORM 10-K

(MARK ONE)

   /X/     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED
           JANUARY 31, 2000

   / /     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD
           FROM TO

                         COMMISSION FILE NUMBER 0-27568

                            ------------------------

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                     65-0617076
       (State of incorporation)                (I.R.S. Employer Identification No.)

    10 DORRANCE STREET, SUITE 400,                            02903
       PROVIDENCE, RHODE ISLAND                             (Zip Code)
    (Address of principal executive
               offices)

       Registrant's telephone number, including area code: (401) 831-6755

          Securities registered pursuant to Section 12(b) of the Act:

                                      None

          Securities registered pursuant to Section 12(g) of the Act:

                    Common stock, par value $0.01 per share

    Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such Reports), and (2) has been subject to such filing requirements for the past 90 days. Yes / / No /X/

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definite proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. / /

    On May 3, 2000, the aggregate market value of the Common Stock of the registrant held by non-affiliates of the registrant was $5,561,474. On May 3, 2000, the number of outstanding shares of the registrant's Common Stock, par value $0.01 per share, was 37,198,845.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

ITEM 1.  BUSINESS

GENERAL

    Innovative Clinical Solutions, Ltd. (together with its subsidiaries, the "Company" or "ICSL") (formerly PhyMatrix Corp.) is repositioning itself as a company that provides diverse services supporting the needs of the pharmaceutical and managed care industries. The Company is focusing its operations on two integrated business lines: pharmaceutical services, including investigative site management, clinical and outcomes research and disease management, and multi and single-specialty provider network management. Historically, the Company has been an integrated medical management company that provided medical management services to the medical community, certain ancillary medical services to patients and medical real estate development and consulting services to related and unrelated third parties. In August 1998, the Company announced that it planned to change this business model. The Company has nearly completed the process of terminating its management of individual and group physician practices and divesting itself of related assets, and selling and divesting itself of its ancillary medical service businesses, such as diagnostic imaging, radiation therapy, lithotripsy services, home healthcare and infusion therapy. In conjunction with the change in its business model, the Company also significantly downsized and then, in August 1999 sold its real estate services business. The Company currently estimates that by the end of the second quarter of its current fiscal year it will have exited all of its physician practice management ("PPM") and ancillary medical service businesses.

    The Company's strategic goal is to become a leader in the development of innovative healthcare solutions capable of meeting the current and emerging research, marketing and operations demands of the pharmaceutical and managed care industries. The Company believes that synergy exists among its pharmaceutical services and provider network management divisions. The Company intends to leverage its key competencies--clinical trial site management, outcomes research and network management services--to provide solutions that benefit both pharmaceutical and managed care companies. Through the Company's ability to access clinical practitioners and patients, the Company will attempt to accelerate the rate of Food and Drug Administration ("FDA") approval of pharmaceutical products for its clients and enhance market acceptance of such products.

    The Company provides its clinical research services through a wholly-owned subsidiary, Clinical Studies, Ltd. ("CSL"), a multi-therapeutic site management organization ("SMO") based in Providence, Rhode Island. CSL, which was acquired by the Company in October 1997, provides clinical investigative site management services to 42 research facilities in 15 states. The Company also, provides outcomes research services through a wholly-owned subsidiary, MRI, Inc. The Company owns and centrally manages Phase I through IV research facilities to conduct clinical trials for the pharmaceutical and biotechnology industries and contract research organizations ("CROs") and provides a broad range of pre- and post-FDA approval services designed to expedite new product approval and market acceptance. The Company has participated in over 1,300 clinical trials for approximately 100 clients and enrolled over 35,000 patients. The Company conducts clinical research in 8 therapeutic areas, with expertise in central nervous system, asthma and allergy, respiratory, oncology, endocrinology and women's health. The Company also designs and conducts customized economic and epidemiological research. The Company provides an environment for proactively collecting medical and economic data, thereby linking clinical with "real life" marketing considerations and quality cost-effective patient outcomes. The Company believes that a critical element of its ability to expedite the clinical process is its relationship with existing networks of approximately 5,000 providers who have more than 10 million member patients.

    The Company provides network management services to independent physician associations ("IPA"), and specialty care physician networks. The Company provides services to IPAs through management service organizations ("MSO") in which the Company has ownership interests. The Company provides services to specialty care networks primarily through management agreements. The Company offers these organized groups of physician's comprehensive network management services to enable them to fulfill their obligations to managed care organizations. These services include network development, medical management and managed care contracting. The Company also provides management expertise and services to managed care organizations. These services allow managed care organizations to provide efficient, cost-effective healthcare delivery while maintaining access to high-quality providers.

    Segmented financial information as to revenues, net income (loss), and total assets is disclosed in the "Notes to Consolidated Financial Statements" section of this report.

CLINICAL RESEARCH

INDUSTRY OVERVIEW

    The clinical research industry is driven by the need of the pharmaceutical and biotechnology companies to thoroughly test new drugs prior to commercialization in accordance with strict government regulations imposed by the FDA in the United States and various international authorities.

    Competitive and cost-containment pressures are forcing the pharmaceutical and biotechnology industries to become more efficient in developing new drugs. To improve returns on research and development investments, pharmaceutical and biotechnology companies ("Sponsors") are expanding their product pipelines and attempting to shorten the product development process. In response to similar pressures in the healthcare industry, many hospitals, physicians and other healthcare providers have added clinical research capabilities as an additional revenue source. Clinical research allows healthcare providers to extend their core competencies and leverage their direct access to patients.

    Sponsors have attempted to create process efficiencies, control fixed costs and expand capacity by outsourcing certain drug development and clinical research activities to CROs and SMOs. The amount of clinical research that is outsourced varies by Sponsor. In general, the Company believes that Sponsors generally will increase the amount of outsourcing for a variety of reasons, including the ability to obtain temporary access to a particular therapeutic focus and expertise to develop products for many diseases.

    The global pharmaceutical and biotechnology industries spent approximately $39 billion in 1998 on research and development. Approximately $9 billion in total was outsourced, including approximately $4 billion outsourced to CROs and approximately $5 billion outsourced to investigative sites.

CLINICAL INVESTIGATIVE SITE MANAGEMENT SERVICES

    The Company provides clinical investigative site management services to 42 research facilities in 15 states. The Company both owns and centrally manages Phase I through IV research facilities to provide a broad range of pre- and post-FDA approval services designed to expedite new product approval and market acceptance. The Company conducts clinical research in a wide variety of therapeutic areas, including central nervous system, asthma and allergy, respiratory, oncology, endocrinology and women's health. Services include project initiation (site contracting, budgeting and regulatory filings), project management, patient recruitment and data collection.

    The Company believes that the size, therapeutic breadth and depth, experience and national scope of its SMO business together with its strong relationships with physicians and managed care companies offer it a competitive advantage as the SMO industry evolves. The Company is able to provide pharmaceutical companies and CROs with access to patients and cost-effective organization of data collection.

    Clinical trials represent one of the most expensive and time-consuming parts of the drug development process. The trial's success depends on the successful recruitment of experienced physicians (and other medical professionals) to serve as investigators for the clinical trials. The Company has direct access to more than 80 investigators through its 42 sites. The speed with which trials can be completed is significantly affected by the rate at which patients who satisfy the requirements of the trial's protocol can be identified and enrolled. The Company believes it has an advantage in its ability to enroll qualified patients due to its relationships with networks of approximately 5,000 primary care and specialty-care physicians with over 10 million member patients and due to the Company's proprietary database of patients that have expressed interest in participating in clinical trials.

    The information generated during clinical trials is critical for gaining marketing approval from the FDA or other regulatory agencies. Clinical trials must be monitored for strict adherence to good clinical practices ("GCP"). The Company's training programs, standard operating procedures and quality assurance and control programs aid the clinical investigators and their staff in following GCP and the established protocols of the studies. The Company has adopted standard operating procedures that are intended to satisfy regulatory requirements and serve as a tool for controlling and enhancing the quality of the Company's nationwide clinical services.

    When prospective patients are enrolled in a clinical trial, they are required to review information about the drug and its possible side effects and sign an informed consent form to record their knowledge and acceptance of potential side effects. Patients also undergo a medical examination to determine whether they meet the requirements of the study protocol. Patients then receive the drug under investigation and are examined by the investigator as specified by the study protocol. Investigators are responsible for administering drugs to patients, as well as examining patients and conducting necessary tests. The Company's clinical research coordinators are responsible for completing Case Report Forms and tracking the patient's visits throughout the period of the study. The data is reviewed by clinical research associates from either the Sponsor or CRO and is sent to the Sponsor for analysis.

    The Company's contracts provide a fixed price for each component or service delivered. The ultimate contract value depends on such variables as the number of research sites selected, patients enrolled and other services required by the Sponsor. The Company's contracts range in duration from several months to several years. Revenue is earned as patient visits are conducted and such services are provided. Costs associated with contract revenue are recognized as incurred. Cash flows vary with each contract, although generally a portion of the contract fee is paid at the time the trial begins, with the balance paid as contract milestones are satisfied.

    Generally, Sponsors may terminate a contract with the Company with or without cause. In the event of termination, the Company is entitled to payment for all work performed through the date of notice of termination and for unreimbursed costs related to the study. Clinical trials may be terminated for several reasons, including unexpected results or adverse patient reactions to the drug, inadequate patient enrollment, manufacturing problems resulting in shortage of the drug and decisions by the Sponsor to de-emphasize or terminate either a particular trial or drug. A Sponsor's decision to terminate a sizable trial in which the Company participates could have a material adverse effect on the Company's business and results of operations.

    Revenues for the Site Management Organizations segment were 18.2%, 11.6%, and 10.7% of total revenues for the years ended January 31, 2000, 1999, and 1998, respectively.

OUTCOMES RESEARCH

    The Company designs and conducts customized economic and epidemiological research for the pharmaceutical, biotechnology, medical device and managed care industries. The Company also has expertise in developing patient registries and designing disease management programs. The Company provides an environment for proactively collecting medical and economic data, thereby linking clinical research with "real life" marketing considerations and quality cost-effective patient outcomes. These services enable regulators, healthcare providers, pharmaceutical and biotechnology companies and others to assess information concerning new medical therapies, including pricing and cost-effectiveness of new medical therapies.

PROVIDER NETWORK MANAGEMENT

INDUSTRY OVERVIEW

    The Health Care Financing Administration ("HCFA") estimates that national healthcare spending in 1998 exceeded $1.1 trillion, or 13.5% of the gross domestic product ("GDP"). HCFA projects that annual healthcare spending will increase to $2.2 trillion, or 16% of the GDP by year 2008. Increasing concern over the cost of healthcare in the United States has led to numerous initiatives to contain the growth of healthcare expenditures, particularly in the government entitlement programs of Medicare and Medicaid. These concerns and initiatives have contributed to the growth of managed care. From 1991 to 1997 HMO enrollment in the United States increased from 37 million to 66 million. As markets evolve from traditional fee-for-service medicine to managed care, HMOs and healthcare providers confront market pressures to provide high quality healthcare in a cost-effective manner. Managed care typically involves a third party (frequently the payor) overseeing the provision of healthcare with the objective of ensuring delivery in a high quality and cost effective manner. One method for achieving this objective is the implementation of capitated payment systems in which traditional fee-for-service methods of compensating healthcare providers are replaced with systems that create incentives for the provider to manage the healthcare needs of a defined population for a set fee.

PROVIDER NETWORK MANAGEMENT SERVICES

    The Company provides network management expertise and services to single and multi-specialty healthcare providers and managed care organizations. These services allow managed care organizations to provide efficient, cost-effective healthcare delivery while maintaining access to high quality providers. The Company also offers comprehensive network managed care services to organized groups of physicians, enabling them to fulfill their obligations to managed care organizations.

    The Company actively pursues contractual arrangements with managed care organizations. The Company develops specialty care networks within which the affiliated physicians are responsible for providing all or a portion of specific healthcare services to a particular patient population. The Company provides managed care contracting services to national and local physician specialty care networks containing approximately 5,000 physician members. Through its specialty care networks, the Company facilitates the delivery of healthcare services to approximately 10 million member patients. The Company provides services, including initiating and completing contract negotiations, claim adjudication processing, financial, quality assurance and utilization management reporting, credentialing, network management (such as provider relations and recruitment), financial management (which involves risk pool management) and providing payment arrangements for providers and shared member services with health plans. Currently, the Company does not share in any downside capitation risk. The Company's network specialties include allergy, chiropractic, dermatology, gastroenterology, podiatry, pulmonary and urology.

    The Company manages IPAs through MSOs in which the Company has ownership interests. The Company currently operates three MSOs in three states, providing network management services to more than 5,000 physicians, primarily in the Northeast. During fiscal 2000 the Company also operated an MSO in conjunction with The Continuum Health System and Affiliated Physician Organization (Benchmark). This relationship through which the Company provided services to approximately 1,700 physicians has been terminated by mutual agreement effective May 2000. This relationship has not been profitable and the Company believes its termination should have a positive effect on future earnings. The Company recently closed on several contracts with major Managed Care Organizations
(MCOs) which are expected to contribute approximately $5 million in revenue for 2001.

    An IPA is generally composed of a group of independent physicians who form an association for the purpose of contracting as a single entity. Participation in IPAs and specialty care networks allow individual practitioners to access patients in their respective areas through contracts with HMOs without having to join a group practice. The IPA structure not only increases the contracting power of the constituent practices, but also provides a foundation for the development of an integrated physician network. IPAs provide or contract for medical management services to assist physician networks in obtaining and servicing managed care contracts. As a result, previously unaffiliated physicians can assume and more effectively manage capitated risk. The Company believes that organized providers of healthcare, such as IPAs, will play a significant role in delivering cost effective, quality medical care.

    The MSO is a joint venture between a physician organization (usually an IPA, although sometimes a hospital) and a management organization, such as the Company. The Company generally affiliates with an MSO by acquiring an equity interest in it. The MSO enters into a long-term management services agreement with an IPA or other physician organization pursuant to which the MSO provides management services to the IPA or organization. The MSO then enters into a service agreement with the Company pursuant to which the Company provides some or all of the management services that the MSO is required to provide to its affiliated physicians. The fee paid to the Company is generally either a fixed amount per enrollee or a specified percentage of capitated revenues. In addition, the Company may be entitled to participate in risk pools. Currently, the Company does not share in any downside risk. The fees are set to be competitive within the geographic area in which the IPA is located.

    The Company is focused on integrating its network physicians with its clinical site management services because it believes that doing so will provide the IPA physicians with enhanced clinical information, the opportunity to generate more revenue and an enhanced reputation by participating in trials.

    Revenues for the Provider Network Management segment were 32.2%, 32.1%, and 24.1% of total revenues for the year ended January 31, 2000, 1999, and 1998, respectively.

BUSINESSES HELD FOR SALE

    During August 1998, the Board approved, consistent with achieving its stated repositioning goal, a plan to divest and exit the Company's physician practice management ("PPM") business and certain of its ancillary services businesses, including diagnostic imaging, lithotripsy and radiation therapy. Subsequent to August 1998, the Company also decided to divest its home health business, exit its infusion therapy business, and significantly downsize it real estate services operations. Net loss for the year ended January 31, 1999 includes an extraordinary item of $96.8 million which is primarily a non-cash charge resulting from these divestitures or disposals. During the quarter ended
July 31, 1999, the Company also decided to divest its investments in a surgery center and a physician network, and sell its real estate service operations. The net loss for the year ended January 31, 2000 includes an extraordinary item of $49.6 million (net of tax of $0), which is primarily a non-cash charge related to the additional divestitures identified or effected during the year. In accordance with APB 16, the Company is required to record these charges as an extraordinary item since impairment losses are being recognized for divestitures and disposals expected to be completed within two years subsequent to a pooling of interests (the pooling of interests with CSL was effective October 15, 1997). Based on fair market value estimates, which have primarily been derived from purchase agreements, letters of intent, letters of interest and discussions with prospective buyers, the Company currently expects to realize net proceeds of approximately $2.4 million (subsequent to January 31, 2000 approximately
$0.9 million was realized) from the sale of the remaining businesses identified to be divested or disposed and has recorded this amount as an asset held for sale on the balance sheet at January 31, 2000.

    As of May 3, 2000, the Company's assets held for sale consists of remaining affiliations through management or employment agreements with seven physicians, in two states.

    Revenues for the assets held for sale segment, (including real estate operations for 1999 and 1998), were 49.6%, 56.3%, and 65.2% of total revenues for the year ended January 31, 2000, 1999, and 1998, respectively.

POTENTIAL LIABILITY AND INSURANCE

    The Company is subject to medical malpractice, personal injury and other liability claims related to the operation of its clinical studies business, healthcare facilities and provision of other healthcare services.

    Clinical trials involve the testing of approved and non-approved drugs on human beings. This testing carries with it a significant risk of liability for personal injury or death to participants resulting from an adverse reaction to, or improper administration of, the trial drug. Many clinical trial participants are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in the trial. The Company contracts on behalf of Sponsors with physicians who render professional services, including administering the drugs being tested, to participants in these trials. Company personnel and subcontractors also render professional services to participants in trials and are materially involved in the patient treatment process. Consequently, the Company may be subject to claims in the event of personal injury or death of persons participating in clinical trials and arising from professional malpractice of physicians with whom it has contracted and its own employees.

    The Company believes that the risk of liability associated with clinical trials is mitigated by various regulatory requirements, including the role of independent review boards ("IRBs"). An IRB is an independent committee that includes medical and non-medical personnel and is obligated to protect the interests of patients enrolled in the trials. The FDA requires each human clinical trial to be reviewed and approved by the IRB at each research site. After the trial begins, the IRB monitors the protocol and the measures designed to protect patients, such as the requirement to obtain informed consent. In addition, regulations governing the conduct of clinical trials and the protection of human subjects place responsibility for proper study conduct and subject protection directly on the principal investigator at each location where a study is performed.

    The Company maintains liability and medical professional insurance policies with such coverage and deductibles as are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. There can be no assurance that a future claim will not exceed available insurance coverage or that such coverage will continue to be available for the same scope of coverage at reasonable premium rates. Any substantial increase in the cost of such insurance or the unavailability of any such coverage could have a material adverse effect on the Company's business.

GOVERNMENT REGULATION

    The clinical investigation of new drugs is highly regulated by government agencies to ensure the products are safe and effective before broad public use. Before a new drug may be approved and marketed, the drug must undergo extensive testing and regulatory review in order to determine that the drug is safe and effective. The standard for the conduct of clinical research and development studies comprises GCP, which stipulates procedures designed to ensure the quality and integrity of data obtained from clinical testing and to protect the rights and safety of clinical subjects. While GCP has not been formally adopted by the FDA, or, with certain exceptions, by similar regulatory authorities in other countries, some provisions of GCP have been included in regulations adopted by the FDA. Furthermore, in practice, the FDA and many other regulatory authorities require that study results submitted to such authorities be based on studies conducted in accordance with GCP.

    The clinical investigative site management services provided by the Company are ultimately subject to FDA regulation in the United States. The Company is obligated to comply with FDA requirements governing such activities as obtaining patient informed consents, verifying qualifications of investigators, reporting patients adverse reactions to drugs and maintaining thorough and accurate records. The Company must maintain documents for each study for specified periods, and the study sponsor and the FDA during audits may review such documents. If FDA audits indicate that the Company has failed to adequately comply with federal regulations and guidelines, it could have a material adverse effect on the

Company's results of operations, financial condition and reputation. In addition, non-compliance with GCP can result in the disqualification of data collected during a clinical trial.

    The Company is also subject to various government regulations related to the businesses held for sale.

EMPLOYEES

    As of May 3, 2000, the Company employed 612 persons, nearly all of whom were full-time employees. The Company believes that its labor relations are good.

ITEM 2.  PROPERTIES

    The Company leases approximately 19,000 square feet of space in Providence, Rhode Island where the Company's headquarters are located. The lease commenced in 1997 and expires in 2004.

    The Company also leases 27 clinical research sites in 12 states and 4 network management sites in 3 states.

    These sites are listed below:

                                                                SIZE       LEASE
                                                              (SQUARE    EXPIRATION
LOCATION                                                       FEET)        DATE
--------                                                      --------   ----------
Phoenix, AZ.................................................  5,000          2008
Denver, CO..................................................  4,827          2000
Ft. Myers, FL...............................................  11,852         2008
1(st) St., Ft. Lauderdale, FL...............................  5,230          2000
17(st) St., Ft. Lauderdale, FL..............................  2,623          2000
Broward Blvd.., Ft. Lauderdale, FL..........................  10,256         2000
Boynton Beach, FL...........................................  6,147          2008
Juniper, FL.................................................  13,170         2007
Palm Beach Gardens, FL......................................  14,991         2008
Tampa, FL...................................................  2,292          2002
Sarasota, FL................................................  8,456          2005
St. Petersburg, FL..........................................  13,100         2002
Eau Gallie Blvd., Melbourne, FL.............................  4,847          2005
Sarno Road, Melbourne, FL...................................  3,000          2000
Atlanta, GA.................................................  6,726          2004
Savannah, GA................................................  3,000          2001
Normal, IL..................................................  4,096          2002
Peoria, IL..................................................  1,850          2001
Yarmouth, MA................................................  3,140          2000
Dartmouth, MA...............................................  6,809          2003
Burlington, MA..............................................  5,000          2000
Charlotte, NC...............................................  3,776          2002
Las Vegas, NV...............................................  3,000          2002
Philadelphia, PA............................................  6,267          2004
Pittsburgh, PA..............................................  3,622          2004
East Providence, RI.........................................  9,600          2004
Providence RI...............................................  6,350          2000
Falls Church, VA............................................  8,413          2005
Williston, VT...............................................  2,500          2000
Ridgefield, CT..............................................  8,660          2003
San Diego, CA...............................................  1,296          2000

    In addition, the Company leases 17 other locations which are related to businesses held for sale.

ITEM 3.  LEGAL PROCEEDINGS

    The Company is subject to legal proceedings in the ordinary course of its business. The Company does not believe that any such legal proceeding, either singly or in the aggregate, will have a material adverse effect on the Company although there can be no assurance to this effect.

    In connection with a joint venture partnership (the "Joint Venture") between the Company and Tenet Healthsystem Hospitals, Inc. ("Tenet") to own and operate an ambulatory surgical center and diagnostic radiology facility in Florida, Tenet filed suit against the Company on September 23, 1999 in the Palm Beach County Circuit Court (Florida) for (1) rescission of the Joint Venture agreement and (2) damages of approximately $2.0 million for breach of contract, breach of fiduciary duty, and breach of good faith and fair dealing (the "Tenet Suit"). The Tenet Suit chiefly alleges that the Company engaged in self-dealing to the detriment of Tenet and failed to meet its obligations under the Joint Venture agreement, such obligations relating principally to certain financial commitments concerning the Joint Venture. This litigation has recently been stayed to allow the parties to negotiate an unwinding of the Joint Venture and review the potential for a negotiated settlement. If the parties are unable to reach agreement, the Company intends to file counterclaims against Tenet and defend the case.

    In a related matter, PBG Medical Mall MOB1 Properties ("Mall"), which is owned principally by Company director and former Chairman and Chief Executive Officer, Abraham D. Gosman, filed suit on September 8, 1999 in Palm Beach County Circuit Court for eviction against both Tenet, as tenant of Mall, and the Joint Venture, as subtenant of Mall. On September 24, 1999, Mall also filed suit for damages against Tenet and the Joint Venture in the Palm Beach County Circuit Court alleging breach of contract. The parties have reached a settlement in this litigation, which has an immaterial impact on the Company's financial statements.

    The Company also currently is involved in litigation and arbitration pertaining to New York Network Management, L.L.C. ("NYNM"), a joint venture entered into by a subsidiary of the Company (the "Subsidiary"), Paul Ackerman, M.D. ("Ackerman") and Elizabeth Kelly, R.N. ("Kelly") under an Operating Agreement dated November 11, 1996 (the "Operating Agreement"). With regard to the litigation, on March 3, 2000, Kelly and Ackerman filed a Motion for Summary Judgment in Lieu of Complaint (the "Motion") with the Supreme Court of the State of New York, County of Kings (the "NY Supreme Court"). Kelly and Ackerman allege that under the Operating Agreement and a subsequent amendment to the Operating Agreement (together with the Operating Agreement, the "Agreements"), they had been granted a "put" right to the effect that anytime within a 3 year period after the third anniversary of the Operating Agreement (November 11, 1999), Ackerman and Kelly could require the Subsidiary to purchase a portion of their interest in NYNM (the "Put Right"), with the Put Right guaranteed by the Company. The purchase price was to be a fixed multiple of NYNM's revenues, with a minimum price of $5 million. The Motion alleges that on December 20, 1999 Ackerman and Kelly served formal notice to the Company that they were exercising their Put Right seeking the $5 million minimum price which Ackerman and Kelly contend under the Agreements was to be paid by February 21, 2000 and is now overdue. The Company has filed a motion with the NY Supreme Court to stay this litigation pending the outcome of a related arbitration proceeding described below, which motion is currently under advisement. The Company has reserved for its potential exposure on this claim pending the outcome of this litigation.

    On March 3, 2000, Ackerman, Kelly and NYNM also submitted a demand for arbitration under the Operating Agreement to the American Health Lawyers Association Alternative Dispute Resolution Service (New York) (the "AHLA") contending that the Subsidiary and the Company had diverted cash from NYNM for their own corporate purposes. They allege that approximately $3,980,000 was taken from NYNM's account from October of 1998 through July of 1999 and that $1,650,000 of that amount was removed without authority. Kelly, Ackerman and NYNM request the return of the funds to NYNM. At this writing the parties are in the process of selecting an arbitrator. The Company believes that this claim is without merit and intends to vigorously defend this action.

    On April 30, 1998, the Company filed suit in Palm Beach County Circuit Court (Florida) seeking to enforce the personal guaranties of the physician-owners (the "Physicians") of Access Medical Care, Inc. ("Access"). The Company is seeking $3.6 million. In 1995 the Company purchased the assets of Access and, as part of the asset sale, the Company entered into a Practice Management Agreement (the "PMA") under which the Company agreed to provide management services to Access in exchange for a fee. The Physicians personally guaranteed the payments to be made under the PMA. On March 25, 1998, the Company terminated the PMA in response to various breaches of the PMA by Access and subsequently initiated this lawsuit to enforce the guarantees. The Physicians have filed counterclaims alleging fraudulent inducement and illegality of the PMA and have moved for a change of venue. The Physicians currently are appealing a denial of the venue motion by the Palm Beach County Circuit Court. The Company intends to prosecute and defend this case.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    There has been no Annual Meeting of the Company's stockholders held for the year ended January 31, 2000. The Board of Directors terms have all expired on January 31, 2000, however the active members have agreed to serve until the annual meeting and elections of the board are held.

                                    PART II

ITEM 5. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    The Company's Common Stock was traded on the Nasdaq Stock Market ("NASDAQ") under the symbol ICSL until December 8, 1999 at which time it was delisted. Currently the stock trades on the Over-the-Counter Bulletin Board (the "OTC Bulletin Board") under the symbol ICSLE.OB. The following table sets forth the range of high and low closing prices per share of the Common Stock for the periods indicated, as reported on the NASDAQ and the OTC Bulletin Board, as applicable.

1999                                                            HIGH       LOW
----                                                          --------   --------
First Quarter...............................................   $13.44     $9.50
Second Quarter..............................................    10.50      5.75
Third Quarter...............................................     6.25      2.00
Fourth Quarter..............................................     3.32      1.63

2000
----
First Quarter...............................................   $ 2.63     $1.53
Second Quarter..............................................     2.00      1.38
Third Quarter...............................................     1.38       .31
Fourth Quarter..............................................      .69       .13

    On May 3, 2000, the last reported sales price for the Common Shares was $0.16. On May 3, 2000, there were 206 record holders for the Common Stock.

    The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The declaration of dividends is currently restricted, in certain circumstances, by the Company's revolving line of credit agreement, and it is anticipated that other loan agreements the Company may enter into in the future will also contain restrictions on the payment of dividends by the Company.

ITEM 6.  SELECTED FINANCIAL DATA

    The following selected historical financial data was derived from the Company's Financial Statements, which have been audited by independent accountants, PricewaterhouseCoopers LLP. During October 1997, a subsidiary of the Company merged with CSL in a business combination that was accounted for as a pooling of interests. Accordingly, the financial statements for all periods prior to the effective date of the merger have been restated to include CSL. The data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto, included elsewhere in this Annual Report on Form 10-K. The amounts below are in thousands except per share data.

                                                                                  YEAR ENDED (1)
                                                            ----------------------------------------------------------
                                                            DECEMBER 31,                   JANUARY 31,
                                                            ------------   -------------------------------------------
                                                                1995         1997       1998       1999        2000
                                                            ------------   --------   --------   ---------   ---------
                                                              COMBINED                    CONSOLIDATED
Statement of Operations Data:
  Net revenues from services..............................    $ 61,712     $ 98,765   $155,946   $ 179,472   $ 125,865
  Net revenues from management service agreements.........      12,717       47,942     94,134     103,112      59,996
  Net revenues from real estate services..................          --       19,049     31,099       8,694         423
                                                              --------     --------   --------   ---------   ---------
      Total revenue.......................................      74,429      165,756    281,179     291,278     186,284

Operating expenses:
  Salaries, wages and benefits............................      35,809       58,351     88,221      94,710      61,924
  Depreciation and amortization...........................       3,956        7,382     10,800      14,786      11,699
  Rent Expense............................................       5,102        8,519     16,649      20,671      15,279
  Earn out payment........................................       1,271           --         --          --          --
  Provision for closure loss..............................       2,500           --         --          --          --
  Gain (loss) on sale of assets...........................          --         (262)    (1,891)     (5,414)         11
  Provision for write-down of notes receivable............          --           --         --       2,674      13,840
  Merger and other noncontinuing expenses related to
    CSL...................................................       2,133        1,929     11,057          --          --
  Goodwill impairment write-down..........................          --           --         --       9,093      36,046
  Nonrecurring expenses...................................          --           --         --      10,465       1,723
  Other (primarily capitation expenses)...................      27,493       66,694    132,177     181,813     156,969
                                                              --------     --------   --------   ---------   ---------
Income (loss) from operations.............................      (3,835)      23,143     24,166     (37,520)   (111,207)
Interest expense, net.....................................       4,828        1,726      4,775       8,005      10,220
(Income) from investments in affiliates...................        (569)        (709)      (731)         --         (46)
                                                              --------     --------   --------   ---------   ---------
Net Income (loss) before taxes and extraordinary item.....      (8,094)      22,126     20,122     (45,525)   (121,381)
Income tax expense (benefit)..............................          --        6,836      9,823     (11,549)        194
                                                              --------     --------   --------   ---------   ---------
Net income (loss) before extraordinary item (2)...........      (8,094)      15,290     10,299     (33,976)   (121,381)
                                                              --------     --------   --------   ---------   ---------
Extraordinary item, net of tax of $0......................          --           --         --      96,784      49,632
                                                              --------     --------   --------   ---------   ---------
Net income (loss).........................................    $ (8,094)    $ 15,290   $ 10,299   $(130,760)  $(171,207)
                                                              ========     ========   ========   =========   =========
Net income (loss) per share--basic
  Income (loss) before extraordinary item.................    $     --     $   0.56   $   0.35   $   (1.02)  $   (3.45)
  Extraordinary item, net of tax of $0....................    $     --     $     --   $     --   $   (2.89)  $   (1.41)
  Net income (loss).......................................    $     --     $   0.56   $   0.35   $   (3.91)  $   (4.86)

Net income (loss) per share--diluted
  Income (loss) before extraordinary item.................    $     --     $   0.55   $   0.35   $   (1.02)  $   (3.45)
  Extraordinary item, net of tax of $0....................    $     --     $     --   $     --   $   (2.89)  $   (1.41)
  Net income (loss).......................................    $     --     $   0.55   $   0.35   $   (3.91)  $   (4.86)

Pro Forma Information (Unaudited) (3)
Adjustment to income tax expense..........................    $     --     $  1,293   $    624   $      --   $      --
Net Income................................................          --       13,997      9,675   $      --   $      --
Net income per share--basic...............................    $     --     $   0.51   $   0.33   $      --   $      --
Net income per share--diluted.............................    $     --     $   0.51   $   0.33   $      --   $      --

Weighted average shares outstanding--basic................          --       27,295     26,690      33,401      35,235
Weighted average shares outstanding--diluted..............          --       27,682     30,229      33,401      35,235

BALANCE SHEET DATA:
Working capital...........................................    $(19,897)    $111,811   $ 86,390   $ 111,185   $ (92,716)
Accounts receivable, net..................................      22,921       41,744     57,252      15,276      16,193
Total assets..............................................     138,467      313,310    378,160     252,851      87,311
Total debt................................................      97,090      118,830    134,359     117,657     115,952
Stockholders' equity......................................      15,437      153,780    212,035     105,900     (66,722)

------------------------------

(1) In January 1996, the Company changed its fiscal year end from December 31 to January 31.

(2) Provisions for income taxes have not been reflected in the combined financial statements because there is no taxable income on a combined basis.

(3) The pro forma net income and net income per share information reflect the effect on historical results (prior to the merger with CSL) as if CSL had been a C corporation rather than an S corporation and had paid income taxes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    ICSL is repositioning itself as a Company that provides diverse services supporting the needs of the pharmaceutical and managed-care industries. The Company is focusing its operations on two integrated business lines: pharmaceutical services, including investigative site management, clinical and outcomes research and disease management and multi and single-specialty provider network management. Until recently, the Company had been an integrated medical management company that provided medical management services to the medical community, certain ancillary medical services to patients and medical real estate development and consulting services to related and unrelated third parties. In August 1998, the Company announced that it planned to change this business model. The Company has nearly completed the process of terminating its management of individual and group physician practices and divesting itself of related assets, and selling and divesting itself of its ancillary medical service businesses, such as diagnostic imaging, radiation therapy, lithotripsy services, home healthcare and infusion therapy. In conjunction with the change in the business model, the Company also significantly downsized and, then in August 1999, sold its real estate services business. The Company currently estimates that by the end of the second quarter of its current fiscal year it will have exited all of its physician practice management ("PPM") and ancillary medical service businesses.

    Based upon asset appraisals and comparable sales within the industry, the Company believed that it could generate sufficient cash from operations and proceeds from asset sales to repay its long term debt obligations, including its $100 million 6 3/4% Convertible Subordinated Debentures due 2003 (the "Debentures"), thereby permitting it to focus on its core business lines without the burden of the interest obligations associated with the Debentures. However, continued decline in its industry resulted in the Company's failure to generate sufficient cash proceeds from the asset divestitures to repay the Debentures. The Company's extensive losses over the past two years, its negative cash flows from operations and its net negative equity position, as well as management's assessment that the Company will be unable to retire the Debentures at maturity, raise substantial doubt about the Company's ability to continue as a going concern. In response to those factors, the Company has developed plans to improve profitability of its core business operations and to recapitalize the Company by converting the Debentures into common equity as described below under "Repositioning".

REPOSITIONING

    During May 1998, the Company announced that the Board of Directors had instructed management to explore various strategic alternatives for the Company that could maximize stockholder value. During August 1998, the Company announced that the Board of Directors approved several strategic alternatives to enhance stockholder value. The Board authorized a series of initiatives designed to reposition the Company as a significant company in pharmaceutical contract research, specifically clinical trials site management and outcomes research. The Company intends to link its physician networks with its clinical trials site management and outcomes research operations.

    During the year ended January 31, 1999, the Board approved, consistent with achieving its stated repositioning goal, a plan to divest and exit the Company's PPM business and certain of its ancillary services businesses, including diagnostic imaging, lithotripsy, radiation therapy, home health and infusion therapy. In August 1999 the Company also decided to divest its investments in a surgery center and a physician network, and sell its real estate service operations. The revenue and pretax loss of these businesses which have been identified to be divested or disposed for the year ended January 31, 2000 were $92.5 million and $70.5 million, respectively. Net loss for the year ended January 31, 2000 included an extraordinary item of $49.6 million (net of tax of $0), which is primarily a non-cash charge related to these divestitures. Based on fair market value estimates, which have primarily been derived from purchase agreements, letters of intent, letters of interest and discussions with prospective buyers, the Company currently expects to realize net proceeds of approximately $2.4 million (subsequent to January 31, 2000 approximately
$0.9 million was realized) from the sale of the remaining businesses identified to be divested or disposed and has recorded this amount as an asset held for sale on the balance sheet at January 31, 2000.

    The Company's highly leveraged position, due principally to the Debentures, hampers its ability to execute its strategic plan to grow the research, clinical trials and network management sectors of its business. The Company therefore has determined that it needs to reduce its indebtedness in order to implement fully its strategic plan.

    During the process of implementing its strategic plan to reposition the Company, owners of more than 50% of the principal amount of the Debentures (the "Majority Holders") approached the Company to discuss the possible exchange of some or all of the Debentures for equity in order to reduce the Company's debt burden and improve the Company's ability to execute its strategic plan. In this connection, in November 1999, the Company retained the services of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to advise it in connection with any refinancings, repurchases or restructuring of its outstanding securities and indebtedness with the goal of substantially reducing the outstanding principal amount of the Debentures. The Majority Holders subsequently formed a steering committee of Debentureholders (the "Steering Committee") to negotiate with the Company regarding the terms of a recapitalization as a means of improving the Company's capital structure and its ability to effect its strategic plan. The Company sought DLJ's assistance and advice in connection with these negotiations which have resulted in the proposed plan to recapitalize the Company (the "Recapitalization") described below.

    The Recapitalization involves the exchange of newly issued shares of common stock of the Company (the "New Common Stock") representing 90% of the Company's issued and outstanding capital stock following the Recapitalization for all of the Debentures. As part of the Recapitalization, the Company intends to cancel all issued and outstanding Common Stock and replace it with the New Common Stock representing 10% of the Company's issued and outstanding capital stock following the Recapitalization. In addition, the Company intends to cancel any options or other rights to purchase the existing common stock and to issue options to purchase up to 16% of the New Common Stock, on a fully diluted basis, after the Recapitalization. Of these options, 1% will be issued to outside directors and 15% will be issued or reserved for issuance to executive officers and key employees of the Company.

    The Company intends to commence voluntary bankruptcy cases (the "Bankruptcy Cases") to effect the Recapitalization through a joint prepackaged plan of reorganization (the "Prepackaged Plan") of the Company and its subsidiaries under chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code"). Virtually all of the Company's operations are conducted through its subsidiaries. Because the Debentures are guaranteed by certain of the Company's subsidiaries and because its operations are conducted through its subsidiaries, the Company believes it prudent that all of its subsidiaries participate in any bankruptcy proceeding in order to extinguish any guarantor liability under the Debentures and to avoid potential disruption to its businesses.

    The Company intends to solicit acceptances of the Prepackaged Plan from the Debentureholders prior to the commencement of the Bankruptcy Cases. The Company will not solicit acceptances of the Prepackaged Plan from any other holder of a claim against the Company or its subsidiaries, because the Company and its subsidiaries intend to pay such claims (to the extent they are allowed), in the ordinary course, according to existing payment terms (or such other terms as the holders of these claims and the Company may agree) in accordance with the Bankruptcy Code. To complete the Recapitalization in bankruptcy through the Prepackaged Plan, the Company must receive acceptances of the Prepackaged Plan from (i) Debentureholders representing at least two-thirds ( 2/3) of the principal amount of the Debentures actually voted on the Prepackaged Plan and
(ii) more than one-half ( 1/2) in number of the Debentureholders that actually vote on the Prepackaged Plan (the "Requisite Acceptances"). Each member of the Steering Committee has entered into a Forbearance, Lock-up and Voting Agreement pursuant to which it has agreed to forebear from exercising any rights or remedies it may have with respect to any default arising under the Debentures or the Indenture governing the Debentures and to vote in favor of the Prepackaged Plan. The Prepackaged Plan also must be confirmed by a United States bankruptcy court.

    If the Company receives the Requisite Acceptances of the Prepackaged Plan, the Company and its subsidiaries intend to commence the Bankruptcy Cases. The Company anticipates that the Bankruptcy Cases will be commenced before it is in default on the next interest payment on the Debentures which is due on June 15, 2000 and is subject to a 30 day grace period thereafter. However, the commencement of the Bankruptcy Cases would constitute an Event of Default under the Indenture governing the Debentures. (See "Liquidity and Capital Resources")

    After completion of the Recapitalization, the Company believes it will have established a capital structure that will allow the expansion of its operations and further integration of its business lines. The Recapitalization also should improve the Company's ability to access capital and to use its equity both for targeted acquisitions and as incentive compensation to attract and retain key personnel who will be integral to the success of its strategic plan.

ACCOUNTING TREATMENT

    The terms of the Company's relationships with its remaining affiliated physicians are set forth in various asset and stock purchase agreements, management services agreements and employment and consulting agreements. Through the asset and/or stock purchase agreement, the Company acquired the equipment, furniture, fixtures, supplies and, in certain instances, service agreements, of a physician practice at the fair market value of the assets. The accounts receivable typically were purchased at the net realizable value. The purchase price of the practice generally consisted of cash, notes and/or Common Stock of the Company and the assumption of certain debt, leases and other contracts necessary for the operation of the practice. The management services or employment agreements delineate the responsibilities and obligations of each party. The Company has sold substantially all of its physician practices and terminated the related employment and/or consulting agreements.

    Net revenues from services is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods, as final settlements are determined. The provision and related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated reimbursement levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Included in net revenues from services are revenues from the diagnostic imaging centers in New York, which the Company operated pursuant to Administrative Service Agreements. These revenues are reported net of payments to physicians. The Company sold these diagnostic imaging centers in September 1999.

    Net revenues from management services agreements include the revenues generated by the physician practices net of payments to physicians. The Company, in most cases, is responsible and at risk for the operating costs of the physician practices. Expenses include the reimbursement of all medical practice operating costs as required under the various management agreements. For providing services under management services agreements entered into prior to April 30, 1996, physicians generally received a fixed percentage of net revenue of the practice. "Net revenues" is defined as all revenue computed on an accrual basis generated by or on behalf of the practice after taking into account certain contractual adjustments or allowances. The revenue is generated from professional medical services furnished to patients by physicians or other clinicians under physician supervision. In several of the practices, the Company has guaranteed that the net revenues of the practice will not decrease below the net revenues that existed immediately prior to the agreement with the Company. Under most management services agreements entered into after April 30, 1996, the physicians receive a portion of the operating income of the practice which amounts vary depending on the profitability of the practice. In 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board issued EITF 97-2 concerning the consolidation of physician practice revenues. PPMs are required to consolidate financial information of a physician where the PPM acquires a "controlling financial interest" in the practice through the execution of a contractual management agreement even though the PPM does not own a controlling equity interest in the physician practice. EITF 97-2 outlines six requirements for establishing a controlling financial interest. The Company adopted EITF 97-2 in the fourth quarter of its fiscal year ended
January 31,1999. Adoption of this statement reduced previously reported revenues and expenses for the year ended January 31, 1998 by $65.4 million. During
August 1998, the Company announced its plan to divest and exit the PPM business. The Company has completed substantially all of these divestitures and the remaining assets are recorded as assets held for sale at January 31, 2000.

RESULTS OF OPERATIONS

    The Company's extensive losses in the past two years, its negative cash flows from operations and its negative equity position, as well as management's assessment that the Company will be unable to retire the Debentures at maturity, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from this uncertainty.

    The following table shows the percentage of net revenue represented by various expense categories reflected in the Consolidated Statements of Operations. The information that follows should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                         2000       1999       1998
                                                       --------   --------   --------
Net Revenues.........................................   100.0%     100.0%     100.0%
Salaries, wages and benefits.........................    33.2%      32.5%      31.4%
Supplies.............................................    20.9%      20.6%      16.0%
Depreciation and amortization........................     6.3%       5.1%       3.9%
Rent expense.........................................     8.2%       7.1%       5.9%
Provision for bad debts..............................     3.5%       2.9%       2.1%
Loss (gain) on sale of assets........................     0.0%      (1.8%)     (0.7%)
Provision for write-down of notes receivable.........     7.4%       0.9%       0.0%
Merger and other non-continuing expenses related to
  CSL................................................     0.0%       0.0%       3.9%
Goodwill impairment write-down.......................    19.4%       3.1%       0.0%
Nonrecurring expenses................................     0.9%       3.6%       0.0%
Other (primarily capitation expense).................    59.9%      38.9%      28.9%
                                                        ------     ------     ------
  Total operating costs and administrative
    expenses.........................................   159.7%     112.9%      91.4%

Interest expense, net................................     5.5%       2.7%       1.7%
(Income) from investment in affiliate................     0.0%       0.0%      (0.3%)
                                                        ------     ------     ------
Loss before taxes and extraordinary item.............   (65.2%)    (15.7%)      7.2%
Income tax expense (benefit).........................     0.1%      (4.0%)      3.5%
                                                        ------     ------     ------
Loss before extraordinary item.......................   (65.3%)    (11.7%)      3.7%
Extraordinary item, net of tax.......................    26.6%      33.2%       0.0%
                                                        ------     ------     ------
Net income (loss)....................................   (91.9%)    (44.9%)      3.7%
                                                        ======     ======     ======

THE YEAR ENDED JANUARY 31, 2000 COMPARED TO THE YEAR ENDED JANUARY 31, 1999

    The following discussion reviews the results of operations for the year ended January 31, 2000 ("2000") compared to the year ended January 31, 1999 ("1999").

REVENUES

    The Company currently derives revenues primarily from the following segments: provider network management, site management organizations and assets held for sale. Revenues from provider network management are derived from management services to management service organizations and administrative services to health plans which include reviewing, processing and paying claims and subcontracting with specialty care physicians to provide covered services. Revenues from site management organizations are derived primarily from services provided to pharmaceutical companies for clinical trials. Revenues from assets held for sale are derived primarily from providing the following services: physician practice management, diagnostic imaging, radiation therapy, home healthcare, infusion therapy, real estate services and lithotripsy.

    Net revenues during 2000 were $186.3 million and included $60.0 million or 32.2% attributable to provider network management; $33.8 million or 18.2% related to site management organizations, and $92.5 million or 49.6% attributable to assets held for sale.

    Net revenues during 1999 were $291.3 million and included $93.5 million or 32.1% attributable to provider network management; $33.7 million or 11.6% related to site management organizations, and $164.1 million or 56.3% attributable to assets held for sale, including real estate services.

    The Company's net revenues from provider network management services decreased by $33.5 million from $93.5 million for 1999 to $60.0 million for 2000. The majority of the decrease is attributable to the termination of an unprofitable practice management agreement and the remaining decrease is the result of restructuring a number of payor contracts. The Company's net revenues from site management organizations increased by $0.1 million from $33.7 million for 1999 to $33.8 million for 2000. The Company's net revenues from assets held for sale decreased by $71.6 million from $164.1 million for 1999 to $92.5 million for 2000, primarily attributable to the asset divestitures, including the sale of the real estate service operations. The Company is currently in litigation to collect management fees and working capital investment from an IPA to which it provides management services pursuant to an agreement with this IPA. The ultimate resolution of the litigation and collection of any receivables due from the beginning of the year is uncertain; therefore, the Company has not recorded revenue of $0.6 million due under the agreement for 2000. For 1999 the Company recorded $2.4 million of net revenues (which are included in revenues from the assets held for sale segment) from this agreement.

EXPENSES

    The Company's salaries, wages and benefits decreased by $32.8 million from $94.7 million or 32.5% of net revenues during 1999 to $61.9 million or 33.2% of net revenues in 2000. The decrease in dollars is primarily attributable to the reductions in personnel in conjunction with the asset divestitures and to the cost savings initiative which include the reduction of headcount in the Network Management operation that was initiated in the third quarter.

    The Company's supplies expense decreased by $21.0 million from $60.0 million or 20.6% of net revenues during 1999 compared to $39.0 million or 20.9% of net revenues during 2000. The decrease in supplies expense is a result of the asset divestitures.

    The Company's depreciation and amortization expense decreased by $3.1 million from $14.8 million in 1999 or 5.1% of net revenues to $11.7 million or 6.3% of net revenues in 2000. The decrease in dollars is due to assets sold during the year and the increase in percentage is due to the reduction in income due to asset sales.

    The Company's rent expense decreased by $5.4 million from $20.7 million or 7.1% of net revenues during 1999 to $15.3 million or 8.2% of net revenues during 2000. The dollar decrease is primarily a result of the asset divestitures.

    The Company's provision for bad debt decreased by $1.9 million from $8.4 million or 2.9% of net revenues during 1999 to $6.5 million or 3.5% of net revenues during 2000. The increase as a percentage of revenues is primarily attributable to the additional provision required on the businesses held for sale.

    The Company's gain on sale of assets of $5.4 million during 1999 represented gains from the sale of real estate of approximately $4.5 million during July 1998 and from the sale of a radiation therapy center of approximately
$0.9 million during February 1998.

    The Company's nonrecurring charge of $10.5 million during 1999 represents the charge resulting from the termination of several physician management and employment agreements prior to the Company's decision in August 1998 to restructure as well as write-off the remaining investment in an ambulatory surgery center. The Company's nonrecurring charge of $1.7 million in 2000 represents additional severance costs in conjunction with the sale of assets and the repositioning of the Company.

    The Company's provision for the write-down on notes receivable of $13.8 million and $2.7 million in 2000 and 1999, respectively, represents the write-down of several notes receivable that were collateralized by shares of Common Stock of the Company to their net realizable value. The $13.8 million provision in 2000 also includes the write-off of the $10.9 million note guaranteed by Mr. Gosman due to the probable insufficiency of the collateral securing the note and the guarantee. Other notes were written off due to negotiations with the debtors to reduce their notes in exchange for concessions which the Company received in regards to potential liabilities of the Company.

    The Company's goodwill impairment write-down of $9.1 during 1999 represents the write-down of the remaining goodwill of the real estate services segment. The asset of goodwill was determined to have been impaired because of the Company's decision to significantly downsize the real estate segment and the inability to generate future operating income without substantial revenue growth, which was determined to be uncertain. Moreover, anticipated future cash flows of the real estate segment indicated at that time that the recoverability of the asset was not likely. For 2000, the Company wrote down $36.1 million of goodwill due to the closure of certain unprofitable operations, both in clinical studies and network management, and the impairment of the assets of several sites as a result of SFAS 121, which requires the reduction of goodwill when anticipated future cash flows are insufficient to cover the goodwill recorded on the books for ongoing operations.

    The Company's other expenses which includes professional fees and utilities decreased by $1.8 million from $113.3 million or 38.9% of net revenues during 1999 to $111.5 million or 59.9% of net revenues during 2000. The dollar decrease in other expenses is due to the reduction in capitation expenses, which decrease corresponds to the decrease in revenues in the network management segment of the business. Offsetting this decrease in capitation expenses is an increase in other expenses such as, reserves established for settlement of litigation, increased legal fees relative to asset sales, and additional write-downs on assets held for sale.

    The Company's extraordinary item of $96.8 million (net of tax of $0) during 1999 and $49.6 (net of tax of $0) during 2000 represents the charge resulting from divestitures or disposals that had occurred subsequent to August 1998 as well as the write-down of the assets of the businesses being held for sale. The carrying value of the assets of these businesses was written down to their estimated net realizable value (less costs to sell).

    The Company's loss prior to income taxes and extraordinary item during 1999 was $45.5 million compared to $121.4 million in 2000. The deterioration of income during 2000 is primarily due to several factors including: (i) the deterioration of the operating results of certain of the businesses divested or to be divested (the assets held for sale segment, including the real estate service operation, generated a total pretax loss of $19.9 million during 2000 compared to pretax loss of $8.0 million during 1999), (ii) costs incurred in repositioning the Company and building infrastructure to expand and integrate the Company's two primary business lines: provider network management and pharmaceutical services (site management organizations) (combined these businesses generated a pretax loss, excluding nonrecurring charges and goodwill write-down, of $22.5 million during 2000, compared to pretax loss of $9.6 million in 1999), (iii) the $36.1 million write-off of goodwill due to the closure of certain unprofitable operations, both in clinical studies and network management in 2000, and the impairment of the assets of several sites as a result of SFAS 121, which requires the reduction of goodwill when anticipated future cash flows are insufficient to cover the goodwill recorded on the books for ongoing operations (the 1999 goodwill write-off was $9.1 million); and (iv) the $13.8 million write-down of notes receivable in 2000 (described above).

    The Company's income tax expense (benefit) decreased by $11.7 million from $(11.5) million or 25.4% of pretax loss (prior to extraordinary item) during 1999 to $0.2 million during 2000. The Company reasonably believes that because of the large net operating loss for the years ended January 31, 2000 and 1999 and the anticipated losses due to the restructuring of the Company, the Company may not be able to fully utilize all the net operating losses.

THE YEAR ENDED JANUARY 31, 1999 COMPARED TO THE YEAR ENDED JANUARY 31, 1998

    The following discussion review the results of operations for the year ended January 31, 1999 ("1999") compared to the year ended January 31, 1998 ("1998").

REVENUES

    Net revenues were $291.3 million during 1999. Of this amount, $93.5 million or 32.1% of such revenues was attributable to provider network management; $33.7 million or 11.6% was related to site management organizations;
$8.7 million or 3.0% was attributable to real estate services; and $155.4 million or 53.3% was attributable to assets held for sale.

    Net revenues were $281.2 million during 1998. Of this amount, $67.8 million or 24.1% of such revenues was attributable to provider network management; $30.0 million or 10.7% was related to site management organizations;
$31.1 million or 11.0% was attributable to real estate services; and $152.3 million or 54.2% was attributable to assets held for sale.

EXPENSES

    The Company's salaries, wages, and benefits increased by $6.5 million from $88.2 million or 31.4% of net revenues during 1998 to $94.7 million or 32.5% of net revenues during 1999. The increase is primarily attributable to the additional salaries, wages and benefits from the acquisitions and affiliations of the Company's business during 1998 and early 1999, offset in part, by reductions in personnel in conjunction with the asset divestitures.

    The Company's supplies expense increased by $15.1 million from $44.9 million or 16.0% of net revenues during 1998 to $60.0 million or 20.6% of net revenues during 1999. The increase in supplies expense as a percentage of net revenues was due to the growth of various ancillary services specifically infusion services, that are more supply intensive and for which the cost of pharmaceutical supplies is higher.

    The Company's depreciation and amortization expense increased by $4.0 million from $10.8 million or 3.9% of net revenues during 1998 to $14.8 million or 5.1% of net revenues during 1999. The increase is primarily a result of the acquisitions completed after 1997 and the allocation of the purchase prices as required by purchase accounting and also the effect of the Company's change in policy regarding certain intangibles. Effective February 1, 1998, management changed its policies regarding amortization of its management services agreement intangible assets. The Company adopted a maximum of 25 years (from the inception of the respective intangible asset) as the useful life for amortization of its management services agreement intangible assets. Using the unamortized portion of the intangible at January 31, 1998, the Company began amortizing the intangible over the remainder of the 25 year useful life. These costs had historically been charged to expense through amortization using the straight-line method over the periods during which the agreements are effective, generally 30 to 40 years. This change represented a change in accounting estimate and, accordingly, does not require the Company to restate reported results for prior years. This change increased amortization expense relating to existing intangible assets at January 31, 1998 by approximately $0.7 million annually.

    The Company's rent expense increased by $4.0 million from $16.6 million or 5.9% of net revenues during 1998 to $20.6 million or 7.1% of net revenues during 1999, primarily as a result of acquisitions of imaging centers and the expansion of sites operated by the Company's site management organization. Rent expense as a percentage of net revenue also varies depending upon the size of each of the affiliated practice's offices, the number of satellite offices and the current market rental rate for medical office space in a particular geographic market.

    The Company's provision for bad debt increased by $2.5 million from $5.9 million or 2.1% of net revenues during 1998 to $8.4 million or 2.9% of net revenues during 1999. The increase as a percentage of revenues is primarily attributable to the additional provision required on the businesses held for sale.

    The Company's gain on sale of assets of $5.4 million during 1999 represents gains from the sale of real estate of approximately $4.5 million during July 1998 and from the sale of a radiation therapy center of approximately
$0.9 million during February 1998. The gain on sale of assets of $1.9 million during 1998 resulted from the sale of real estate and a radiation therapy center.

    The Company's provision for write-down on notes receivable of $2.7 million during 1999 represents the write-down of several notes receivable to their net realizable value. These notes were nonrecourse and collateralized by shares of Common Stock of the Company.

    The Company's merger and other non-continuing costs of $11.1 million during 1998 represent the merger transaction costs of $10.2 million related to the CSL merger as well as certain non-continuing salary, consulting and management fee expenses incurred by CSL.

    The Company's goodwill impairment write-down of $9.1 million during 1999 represents the write-down of the remaining goodwill of the real estate services segment. The asset of goodwill was determined to have been impaired because of the Company's decision to significantly downsize the real estate segment and the inability to generate future operating income without substantial revenue growth, which was determined to be uncertain. Moreover, anticipated future cash flows of the real estate segment indicated that the recoverability of the asset is not likely.

    The Company's nonrecurring expenses of $10.5 million during 1999 primarily represents the termination of several physician management and employment agreements prior to the Company's decision in August 1998 to restructure, as well as the write-off the remaining investment in an ambulatory surgery center.

    The Company's other expenses (which includes capitation expenses) increased by $32.0 million from $81.3 million or 28.9% of net revenues during 1998 to $113.3 million or 38.9% of net revenues during 1999 primarily due to an increase in the Company's provider network management services.

    The Company's extraordinary item of $96.8 million during 1999 represents the charge resulting from divestitures or disposals that had occurred subsequent to August 1998 as well as the write-down of the assets of the businesses being held for sale at January 31, 1999. The carrying value of the assets of these businesses was written down to their estimated net realizable value (less costs to sell) based primarily upon purchase agreements, letters of intent and discussions with prospective buyers.

    The Company's loss prior to income taxes and extraordinary charges during 1999 was $45.5 million compared to income prior to income taxes and extraordinary charge during 1998 of $20.1 million. The deterioration of income during 1999 is primarily due to several factors, including: (i) the downsizing of the real estate services segment which was done in connection with the repositioning of the Company, and in part due to the resignation of Bruce A. Rendina as Chief Executive Officer of the Company's real estate services segment. The real estate services segment generated a pretax loss of $8.5 million during 1999 (which included a goodwill impairment write-down of $9.1 million) compared to pretax income of $24.7 million during 1998,
(ii) nonrecurring charges of $10.5 million (described above), (iii) the deterioration of the operating results during the second half of 1999 of certain of the businesses divested or to be divested (the assets held for sale segment generated pretax income, prior to extraordinary item, of $0.5 million during 1999 compared to pretax income of $13.9 million during 1998) and (iv) the provision for write-down of notes receivable of $2.7 million (described above).

    The Company's income tax expense (benefit) decreased by $21.4 million from $9.8 million or 32.4% or pretax income (prior to merger expenses of $10.2 million, which are not tax deductible) during 1998 to ($11.5) million or 25.4% of pretax loss (prior to extraordinary item) during 1999. The pro forma net income and net income per share information in the consolidated statement of operations reflect the effect on historical results as if CSL had been a C corporation rather than an S corporation and had paid income taxes.

    Prior to the merger with CSL, CSL had elected to be treated as an S corporation as provided under the Internal Revenue Code (the "Code"), whereby income taxes are the responsibility of the stockholders. Accordingly, the Company's statements of operations do not include provisions for income taxes for income related to CSL. Prior to the merger, dividends were primarily intended to reimburse stockholders for income tax liabilities incurred.

    The pro forma net income and net income per share information in the consolidated statement of operations reflect the effect on historical results as if CSL had been a C corporation rather than an S corporation for income tax purposes, and no tax benefit arose as a result of the change in tax status.

REAL ESTATE SERVICES

    While the Company has historically derived significant revenues from real estate services, the Company determined in 1999 that it was likely to generate significantly less revenue from such services in the future. As a result, the Company decided to significantly downsize its real estate services in 1999. In the third quarter of fiscal 2000, the Company sold the remaining real estate services operations.

    The Company has derived its real estate service revenues by providing a variety of services. In rendering such services, the Company generates income without bearing the costs of construction, expending significant capital or incurring substantial indebtedness. Net revenues from real estate services are recognized at the time services are performed. In some cases, fees are earned upon the achievement of certain milestones in the development process, including the receipt of a building permit and a certificate of occupancy of the building.

    During August 1998, Bruce A. Rendina resigned as CEO and President of DASCO (the Company's real estate services subsidiary) and Vice Chairman of the Company. During September 1998, Mr. Rendina entered into a Business Agreement (the "Business Agreement") with the Company. The Business Agreement was entered into in settlement of certain claims by both the Company and Mr. Rendina relating to Mr. Rendina's future competition with the Company. The Business Agreement provides that the Company has the exclusive development rights to 27 separate projects located in 12 states. In addition, the Company and Mr. Rendina have agreed to share fees with respect to five asset conversion projects in six medical facility development projects whereby Mr. Rendina is entitled to the first 25% of the projected development fees received on any shared fee project and the Company and Mr. Rendina evenly split the remaining portion of the fees for such projects. The Business Agreement also permits
Mr. Rendina and his
affiliates to pursue independently the development of six separate projects in five states. Finally, the Company and Mr. Rendina have provided mutual releases with respect to any event related to their business and employment relationships. During 2000, the Company did not generate any revenue under the Business Agreement and does not anticipate any future revenues under the Business Agreement.

    During the quarter ended January 31, 1999, the Company recorded a goodwill impairment write-down of $9.1 million, which eliminates the remaining goodwill of the real estate services segment. The asset of goodwill was determined to have been impaired because of the Company's decision to significantly downsize the real estate segment and the inability to generate future operating income without substantial revenue growth, which was determined to be uncertain. Moreover, the Company determined that anticipated future cash flows of the real estate segment indicated that the recoverability of the asset is not likely.

    During 1999, the Company's real estate services generated revenues of $8.7 million and pretax income (prior to goodwill impairment write-down) of $0.6 million. In addition, the real estate services segment recorded a gain on sale of real estate of $4.5 million during 1999.

LIQUIDITY AND CAPITAL RESOURCES

    Cash used by operating activities was $28.2 million and $4.9 million during 2000 and 1999, respectively. At January 31, 2000, the Company's principal sources of liquidity consisted of $25.6 million in cash and $2.4 million in assets held for sale (see below for further discussion of assets held for sale). The Company also had $149.2 million of current liabilities, including approximately $111.7 million of current indebtedness, which is comprised, primarily of $10.5 million outstanding under the line of credit and $100 million of Debentures due 2003 which have been reclassified to current liabilities on the balance sheet as of January 31, 2000, as the Company is not in full compliance with the Indenture governing the Debentures (see below for further discussion of the line of credit and Debentures).

    Cash provided by investing activities was $42.5 million during 2000 and primarily represented the net cash received from the sale of assets of $48.7 million, offset by the funds required by the Company for capital expenditures of $4.6 million and additional purchase price on acquisitions of $1.4 million. Cash used by investing activities was $12.5 million during 1999. This primarily represented the total funds required by the Company for acquisitions and capital expenditures of $17.8 million and advances under notes receivable of $2.6 million, offset by net cash received from the sale of assets of $7.9 million.

    Cash provided by financing activities was $1.2 million during 2000 and primarily represented the net borrowings on the line of credit of $0.5 million and the increase in restricted cash; offset by the purchase of treasury stock of $1.5 million. Cash used by financing activities was $22.0 million during 1999 and primarily represented the repayment of debt of $10.2 million, purchase of treasury stock of $0.8 million (an additional $0.4 million of treasury stock was acquired in exchange for the reduction of a note receivable) and a $10.9 million loan to a company principally owned by Mr. Gosman primarily related to the development of a retirement community.

    In conjunction with various acquisitions that have been completed, the Company may be required to make various contingent payments in the event that the acquired companies attain predetermined financial targets during established periods of time following the acquisitions. If all of the applicable financial targets were satisfied, for the periods covered, the Company would be required to pay an aggregate of approximately $4.4 million over the next three years. The payments, if required, are payable in cash and/or Common Stock of the Company. In addition, in conjunction with the acquisition of a clinical research center, an ownership interest in a network and in conjunction with a joint venture entered into by the Company during the year ended January 31, 1998, the Company may be required to make additional contingent payments based on revenue and profitability measures over the next four years. The contingent payment will equal 10% of the excess gross revenue, as defined, provided the gross operating margins exceed 30%.

    During July 1997, the Company entered into a management services agreement to manage a network of over 100 physicians in New York. In connection with this transaction, the Company would have been required to expend, in certain circumstances, up to $40.0 million (of which none has been expended as of January 31, 2000) to be utilized for the expansion of the network. The Company has terminated this management agreement effective January 31, 2000, that results in the elimination of any additional expenditures to expand this network.

    During February 1998, the Company completed the formation of an MSO in New York, one-third of which it owns. The owners of the remaining two-thirds of the MSO have the right to require the Company to purchase their interests at the option price, which is based upon earnings, during years six and seven. This relationship through which the Company provided services to approximately 1,700 physicians has been terminated by mutual agreement as of May 2000.

    During July 1997, the Company entered into a management services agreement to manage a network of over 100 physicians in New York. In connection with this transaction, the Company would have been required to expend, in certain circumstances, up to $40.0 million (of which none has been expended as of January 31, 2000) to be utilized for the expansion of the network. The Company has terminated this management agreement effective January 31, 2000, that results in the elimination of any additional expenditures to expand this network.

    During February 1998, the Company completed the formation of an MSO in New York, one-third of which it owns. The owners of the remaining two-thirds of the MSO have the right to require the Company to purchase their interests at the option price, which is based upon earnings, during years six and seven. This relationship through which the Company provided services to approximately 1,700 physicians has been terminated by mutual agreement as of May 2000.

    In conjunction with certain of its acquisitions, the Company has agreed to make payments in shares of Common Stock of the Company at a predetermined future date. The number of shares to be issued is generally determined based upon the average price of the Company's Common Stock during the five business days prior to the date of issuance. As of January 31, 2000, the Company had committed to issue $1.1 million of Common Stock of the Company using the methodology discussed above and in April 2000 issued 5,187,627 million shares of Common Stock. This amount is included in the current accrued liabilities on the balance sheet. This relationship was terminated in May 2000.

    In conjunction with the repositioning (as described earlier in "Repositioning"), during the year ended January 31, 1999, the Board of Directors approved a plan to divest and exit the Company's PPM business and certain of its ancillary services businesses including diagnostic imaging, lithotripsy, radiation therapy, home health and infusion therapy. During the year ended January 31, 2000, the Company divested its investments in a surgery center and a physician network and sold its real estate service operations. The Company has nearly completed the process of terminating its management of individual and group practices and divesting itself of related assets, and selling and divesting itself of its ancillary medical services businesses. Based on fair market value estimates, which have primarily been derived from purchase agreements, letters of intent, letters of interest and discussions with prospective buyers, the net realizable value of the remaining assets identified to be divested or disposed was $2.4 million at January 31, 2000 (approximately $0.9 million of which was realized subsequent to January 31, 2000) which has been reflected as an asset held for sale on the balance sheet at January 31, 2000.

    In conjunction with a physician practice management agreement with a physician practice in Florida, the Company has filed suit against the practice to enforce the guarantees executed in connection with the management agreement. The practice has filed a counterclaim alleging fraudulent inducement and illegality of the management agreement. The Company intends to vigorously prosecute the case and defend the counterclaim. However, if the Company is not successful it could be exposed to a maximum loss of $3.7 million. A reserve has been established to reflect the probable loss.

    In 1999 the Board of Directors of the Company authorized a share repurchase plan pursuant to which the Company may repurchase up to $15.0 million of its Common Stock from time to time on the open market at prevailing market prices. As of January 31, 2000 the Company has repurchased approximately 1.3 million shares at a net purchase price of approximately $2.2 million. Through May 3, 2000 the Company has repurchased no additional shares.

    The Company's Common Stock was delisted from the NASDAQ as of the close of business on December 8, 1999. The Company's Common Stock is now trading on the OTC Bulletin Board. As a result, current information regarding bid and asked prices for the Common Stock may be less readily available to brokers, dealers and/or their customers. As a result of reduced availability of current information, there may be a reduction in the liquidity of the market for the Common Stock which, in turn, could result in decreased demand for the Common Stock, a decrease in the stock price and an increase in the spread between the bid and asked prices for the Common Stock.

    During March 1999, the Company obtained a new $30.0 million revolving line of credit which has a three-year term and availability based upon eligible accounts receivable. The line of credit bears interest at prime plus 1.0% and fees of 0.0875%. Approximately $9.2 million of proceeds from the new line of credit were used to repay the previous line of credit, and approximately
$2.0 million was used as cash collateral for a $2.0 million letter of credit. The line of credit is collateralized by the assets of the Company, limits the ability of the Company to incur certain indebtedness and make certain dividend payments and requires the Company to comply with customary covenants. Proceeds from asset sales must be used to repay the line of credit to the extent the sold assets included eligible accounts receivable. At January 31, 2000, approximately $10.5 million was outstanding under the line. At May 24, 2000 the outstanding balance was $4.4 million.

    The Company's lender has alleged that the Company is in default of certain non-financial covenants under its revolving line of credit, which alleged defaults are subject to cure within specified periods. The Company disputes this allegation and is currently in negotiations with its lender to resolve this dispute. These negotiations will likely result in reducing the amount available for borrowings under the Company's existing line of credit. However, the Company believes that, assuming the Recapitalization described above under "Repositioning" is effected, cash flow from operations, its available cash, expected cash to be generated from assets held for sale and available borrowings under its revolving line of credit, will be adequate to meet its liquidity needs for the next 12 months although there can be no assurances that this will be the case. The Company's capital needs over the next several years may exceed capital generated from operations.

    The Company anticipates that it will arrange for new working capital financing in conjunction with the proposed Recapitalization. There can be no assurances, however, that the Company will be able to obtain such working capital financing on terms favorable to the Company or at all.

    The Company currently has outstanding $100 million in face amount of Debentures which bear interest at an annual rate of 6 3/4% payable semi-annually on each June 15 and December 15. The next interest installment on the Debentures is due June 15, 2000 with a 30 day grace period and the Debentures mature on June 15, 2003. The Debentures are unsecured obligations of the Company and are guaranteed by certain of the Company's wholly-owned subsidiaries. The Debentures are convertible into Common Stock of the Company, at a conversion price of $28.20 per share, subject to adjustment. The Company has the right to redeem the Debentures at various redemption prices declining from 103.86% of the principal amount to par on and after June 18, 1999. Debentureholders have the right to require the Company to purchase all or any part of their Debentures upon the occurrence of a "change in control" (as defined in the Indenture) on or before June 1, 2003 for 100% of the principal amount thereof, together with accrued and unpaid interest. The commencement by the Company or any subsidiary of any voluntary case or proceeding under any bankruptcy, insolvency, reorganization or other similar law as contemplated by the Recapitalization described above under "Repositioning" would constitute an Event of Default under the Indenture governing the Debentures. The Company has reclassified the Debentures as current as of January 31, 2000, as it is not in full compliance with the terms of the Indenture governing the Debentures.

    In early April 2000, Moody's Investors Service downgraded the Debentures from B3 to Caa3. According to Moody's, this rating action was in response to the Company's declining revenue and continued operating losses in recent quarters. On May 26, 2000, Moody's downgraded the Debentures from Caa3 to C, based on the Company's announcement that it intends to complete the Recapitalization in bankruptcy through the Prepackaged Plan.

    The Company's extensive losses in the past two years, its negative cash flow from operations and its net negative equity position, as well as management's assessment that the Company is unable to retire the Debentures at maturity, raise substantial doubt about the Company's ability to continue as a going concern. In response, the Company has developed plans to improve profitability of its core business operations and to recapitalize the Company by converting the Debentures into common equity as described above in "Repositioning".

IMPACT OF THE YEAR 2000 ISSUE

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company completed a comprehensive Year 2000 Compliance Program and has not experienced any systems or operational disruptions associated with the Year 2000 issue.

    The costs associated with the Year 2000 Compliance Program totaled approximately $3.0 million, which includes costs for new systems and system upgrades which would have been incurred regardless of the Year 2000 Compliance Program.

RECENT ACCOUNTING PRONOUNCEMENTS AND OTHER MATTERS

    The FASB recently issued statement No. 131, "Disclosures About Segments of an Enterprise and Related Information", which is effective for the Company's financial statements as of and for the year ended January 31, 1999. This Statement requires reporting of summarized financial results for operating segments as well as established standards for related disclosures about products and services, geographic areas and major customers. Primary disclosure requirements include total segment revenues, total segment profit or loss and total segment assets. The adoption of SFAS 131 did not affect the Company's results of operations or financial position but did affect the disclosure of segment information.

    In 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board issued EITF 97-2 concerning the consolidation of physician practice revenues. PPMs will be required to consolidate financial information of a physician where the PPM acquires a "controlling financial interest" in the practice through the execution of a contractual management agreement even though the PPM does not own a controlling equity interest in the physician practice. EITF 97-2 outlines six requirements for establishing a controlling financial interest. The Company adopted EITF 97-2 in the fourth quarter ended January 31, 1999. Adoption of this statement reduced reported revenues and expenses for the years ended January 31, 1998 by $65.4 million.

    In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the Staff's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company is currently assessing the impact the provisions of this SAB will have on the financial statements.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the Company's financial position or results of operations.

FACTORS TO BE CONSIDERED

    THE PARTS OF THIS ANNUAL REPORT ON FORM 10-K TITLED "BUSINESS", "LEGAL PROCEEDINGS", AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS" CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS ANNUAL REPORT ON FORM 10-K, THE WORDS "MAY", "WILL", "SEEK", "PLAN", "EXPECT", "BELIEVE", "ANTICIPATE", "CONTINUE", "ESTIMATE", "PROJECT", "INTEND", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT REGARDING EVENTS, CONDITIONS AND FINANCIAL TRENDS THAT MAY AFFECT THE COMPANY'S FUTURE PLANS OF OPERATIONS, BUSINESS STRATEGY, RESULTS OF OPERATIONS AND FINANCIAL POSITIONS. THE COMPANY WISHES TO ENSURE THAT SUCH STATEMENTS ARE ACCOMPANIED BY MEANINGFUL CAUTIONARY STATEMENTS PURSUANT TO THE SAFE HARBOR ESTABLISHED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INCLUDED WITHIN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FORWARD-LOOKING STATEMENTS SHOULD, THEREFORE, BE CONSIDERED IN LIGHT OF VARIOUS IMPORTANT FACTORS, INCLUDING, WITHOUT LIMITATION, THOSE SET FORTH BELOW AND UNDER "BUSINESS-POTENTIAL LIABILITY AND INSURANCE" AND "BUSINESS-GOVERNMENT REGULATION", AND OTHERS SET FORTH FROM TIME TO TIME IN THE COMPANY'S REPORTS AND REGISTRATION STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE COMPANY DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE SUCH FORWARD-LOOKING STATEMENTS.

    References in this section "FACTORS TO BE CONSIDERED" to "ICSL," the "Company," "we," "us," "our Company" and "ourselves" refer to Innovative Clinical Solutions, Ltd. unless the context clearly requires otherwise.

    IF WE ARE UNABLE TO EFFECT THE RECAPITALIZATION, WE MAY NOT BE ABLE TO
     IMPLEMENT OUR STRATEGIC PLAN AND WE MAY DEFAULT ON THE DEBENTURES

    We are currently in a very competitive market. We believe that our strategic plan to establish ourselves as a preeminent market share leader in pharmaceutical contract research industry, specifically clinical trials site management and outcomes research (the "Strategic Plan") is necessary to enable us to stay competitive. If we do not complete the Recapitalization, we will not have funds available to pay the Debentures at maturity and we may be unable to make interest payments due prior to maturity unless there are significant improvements in our financial position. In addition, if we do not complete the Recapitalization:

    - our ability to offer equity incentives to existing management and future employment candidates will be significantly reduced;

    - our ability to demonstrate to pharmaceutical companies and other potential customers our financial stability and ability to complete long-term, expensive clinical trials will be diminished; and

    - our ability to access capital for the implementation of our Strategic Plan, including acquisitions, will be impaired.

    In addition, we do not believe that we will be able to significantly improve our financial position and complete our Strategic Plan without completing the Recapitalization. If we do not complete the Recapitalization through the Prepackaged Plan, we will have to consider other alternatives, including bankruptcy without a prepackaged plan, at or before maturity of the Debentures. The results of these alternatives may be significantly less favorable to the holders of the Debentures and the Company's Common Stock than the Recapitalization.

    COMPLETION OF THE PREPACKAGED PLAN AND THE RECAPITALIZATION MAY DISRUPT OUR
     BUSINESS

    Even if the Prepackaged Plan is confirmed by the bankruptcy court on a timely basis, a bankruptcy proceeding to confirm the Prepackaged Plan could have a material adverse effect on our business. Among other things, it is possible that a bankruptcy proceeding could adversely affect:

    - our relationships with our customers;

    - our relationships with our employees; and

    - our relationships with key suppliers.

    A bankruptcy proceeding will involve expenses and will divert the attention of our management team from operation of our business and implementation of the Strategic Plan.

    WE CANNOT ASSURE YOU THAT THE STRATEGIC PLAN WILL REVERSE OUR HISTORY OF
     OPERATING LOSSES

    We have experienced and continue to experience operating losses. We have not been able to achieve overall profitability since fiscal 1998. We had operating losses of $121.6 million (including a $36.1 million write-down of goodwill and $13.8 million write-down of notes receivable), for the year ended January 31, 2000. Our extensive losses over the past two years, our negative cash flows from operations and our net negative equity position, as well as our assessment that we will be unable to retire the Debentures at maturity, raise substantial doubt as to our ability to continue as a going concern, resulting in a qualified opinion from our independent accountants. Although we have been profitable in the past, and we have developed plans to improve the profitability of our core business operations, we cannot assure you even if we successfully implement the Recapitalization that the Strategic Plan will lead to profitability or that we will be able to maintain profitability, if achieved, on a short or long-term basis.

    WE EXPECT TO EXPAND OUR BUSINESS RAPIDLY AND WE MUST PROPERLY MANAGE THAT
     EXPANSION

    Our Strategic Plan calls for substantial expansion, particularly over the next few years. This may strain our operational, human and financial resources, particularly if we are unable to complete the Recapitalization. In order to manage expansion, we must:

    - continue to improve our operating, administrative and information systems;

    - attract and retain qualified management, sales, professional, scientific and technical operating personnel; and

    - attract and retain sufficient business customers to support our expanded infrastructure.

    Also, if an acquired business does not meet our performance expectations, we may have to restructure the acquired business or write-off the value of some or all of the assets of the acquired business. If we are not able to properly manage our expansion, we will experience a material adverse effect on our business and results of operations.

    OUR STRATEGIC PLAN DEPENDS ON OUR ABILITY TO CONTRACT WITH PROVIDERS AND GET
     OUR CUSTOMERS TO ACCEPT OUR APPROACH

    Our Strategic Plan depends upon our ability to contract with providers, acquire sites and integrate our network management, healthcare research and clinical studies operations. In order to accomplish this, we must demonstrate to providers and potential acquisition targets that our business plan will benefit them. We also must demonstrate to pharmaceutical companies and other research organizations that the integration of our operations will benefit their product development and testing. In some instances, pharmaceutical companies have been reluctant to conduct all or a substantial portion of their clinical trials with a single provider because the failure of that provider could result in a substantial delay or cancellation of a project. Some providers are reluctant to associate themselves with clinical research companies because of the increased demand on their time or the perceived intrusion on their patients. Accordingly, there can be no assurance that we will be able to integrate our clinical trials, healthcare research and network management operations or that our customers will accept this business model.

    WE RELY ON HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL WHO MAY NOT
     REMAIN WITH US

    We rely on a number of key executives, including Michael T. Heffernan, our President, Chief Executive Officer and Chairman, Gary S. Gillheeney, our Chief Financial Officer and Treasurer, John Wardle, our Chief Operating Officer--Network Management, R. Adrian Otte, M.D., our Chief Operating Officer--Clinical Studies and Healthcare Research, and Bryan B. Dieter, our Chief Information Officer. We do not maintain key-person life insurance on the members of our executive management team. We will enter into agreements containing non-competition restrictions with our senior officers in connection with the completion of the Recapitalization. We expect to have employment agreements with most of our senior officers but if any of these key executives leaves the Company, it could have a material adverse effect on us. In addition, in order to compete effectively, we must attract and maintain qualified sales, professional, scientific and technical operating personnel. Competition for these skilled personnel, particularly those with a medical degree, a Ph.D. or equivalent degrees is intense. We may not be successful in attracting or retaining key personnel.

    WE DEPEND ON A SMALL NUMBER OF INDUSTRIES AND CLIENTS FOR ALL OF OUR
     BUSINESS

    We primarily depend on research and development expenditures by pharmaceutical and biotechnology companies. Our operations could be materially and adversely affected if:

    - our clients experience financial problems or are affected by a general economic downturn;

    - consolidation in the drug or biotechnology industries leads to a smaller client base; or

    - our clients reduce their research and development expenditures.

    THE LOSS, MODIFICATION, OR DELAY OF LARGE CONTRACTS MAY NEGATIVELY IMPACT
     OUR FINANCIAL PERFORMANCE

    Although our clinical research study contracts typically provide that we are entitled to receive fees earned through the date of termination, as well as all non-cancelable costs, generally, our clients can terminate their contracts with us upon short notice or can delay execution of services. Clients terminate or delay their contracts for a variety of reasons, including:

    - products being tested fail to satisfy safety requirements;

    - products have unexpected or undesired clinical results;

    - the client decides to forego a particular study, perhaps for economic reasons; or

    - not enough patients enroll in the study.

    In addition, we believe that drug companies may proceed with fewer clinical trials if they are trying to reduce costs. These factors may cause drug companies to cancel or delay contracts with clinical research companies at a higher rate than in the past. The loss or delay of a large contract or the loss or delay of multiple contracts could have a material adverse effect on our financial performance.

    WE MAY NOT BE ABLE TO MAKE STRATEGIC ACQUISITIONS IN THE FUTURE OR INTEGRATE
     ANY FUTURE ACQUISITIONS

    We will rely on our ability to make strategic acquisitions and enter into strategic relationships to implement our Strategic Plan. We expect to make a number of acquisitions and will continue to review future acquisition opportunities. We may not be able to acquire companies on terms and conditions acceptable to us. In addition, we face several obstacles in connection with the acquisitions we do consummate, including:

    - difficulties and expenses in connection with the acquisitions and the subsequent assimilation of the operations and services or products of the acquired companies;

    - Loss of customers during the integration period;

    - diversion of management attention from other business concerns;

    - loss of some or all of the key employees of the acquired company; and

    - entering markets in which we have limited prior experience

    To integrate acquired companies, we must install and standardize adequate managerial, operational and control systems, implement marketing efforts in new and existing locations, employ qualified personnel to provide technical and marketing support for our various operating sites, and continue to expand our managerial, operational, technical and financial resources. Failure to integrate our existing and future operations or successfully manage our increasing size may result in significant operating inefficiencies and cause a significant strain on our managerial, operational and financial resources.

    If we are unable to complete strategic acquisitions or enter into strategic relationships, our ability to complete our Strategic Plan will be adversely affected.

    OUR BUSINESS DEPENDS ON CONTINUED COMPREHENSIVE GOVERNMENTAL REGULATION OF
     THE DRUG DEVELOPMENT PROCESS AND OUR COMPLIANCE WITH THOSE REGULATIONS

    In the United States, governmental regulation of the drug development process is extensive and complicated. A significant aspect of the value we add for our customers is our ability to navigate the complex regulatory scheme quickly and accurately. If these regulations were significantly reduced, our customers might not require our services to the same extent as they do currently and our business and results of operations could be materially and adversely affected.

    Medical and pharmaceutical research involving human subjects is extensively regulated by both state and federal governments. These regulations pertain to a variety of issues, including, among others, informed consent, patient privacy and safety. Certain categories of patients, such as people being treated for drug or alcohol abuse and people who are HIV positive are provided special additional protections. Our failure or inability to comply with these regulations could result in termination of our ongoing research, disqualification of research data, or substantial monetary penalties which could have a material adverse effect on our business and results of operations.

    In addition, medical and pharmaceutical research may involve the use of radioactive material, exposure to blood borne pathogens, and the creation of hazardous medical waste, all of which are subject to substantial state and federal regulation. Failure to comply with applicable regulations could have a material adverse effect on our business. Governmental agencies also could impose costly additional requirements to ensure compliance, levy substantial monetary penalties, terminate ongoing research or prohibit a planned project from going forward.

    WE MAY LOSE BUSINESS OPPORTUNITIES AS A RESULT OF HEALTH CARE REFORM

    In the last few years, the U.S. Congress has entertained several comprehensive health care reform proposals to control growing health care costs. The proposals were generally intended to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of these proposals have been enacted into law, they may be enacted in the future. If any of these proposals becomes law, drug and biotechnology companies may react by spending less on research and development. If this were to occur, we would have fewer business opportunities. We are unable to predict the likelihood that health care reform proposals will be enacted into law or the effect such laws would have on our business.

    WE FACE INTENSE COMPETITION

    We primarily compete against dedicated research sites, independent group physician practices, full service contract research organizations and, to a lesser extent, universities, teaching hospitals and other site management organizations. Some of these competitors have greater capital, technical and other resources than we do. Investigative site management organizations generally compete on the basis of:

    - the ability to recruit investigators and patients;

    - previous experience;

    - medical and scientific expertise in specific therapeutic areas;

    - the quality of services;

    - the ability to integrate information technology with systems to improve the efficiency of clinical research;

    - financial strength and stability; and

    - price.

    WE MAY NOT HAVE ADEQUATE INSURANCE AND MAY HAVE SUBSTANTIAL EXPOSURE TO
     PAYMENT OF PERSONAL INJURY CLAIMS

    Clinical research services primarily involve the testing of experimental drugs on consenting human volunteers pursuant to a study protocol. Such services involve a risk of liability for personal injury or death to patients who participate in the study or who use a drug approved by regulatory authorities due to, among other reasons, unforeseen adverse side effects or improper administration of the new drug by physicians. In certain cases, these patients are already seriously ill and are at risk of further illness or death.

    In addition, our Strategic Plan calls for the use and sharing of confidential patient information. Although we believe that we maintain patient confidentiality procedures that are adequate to protect confidential patient information, privacy laws and regulations are constantly changing and subject to judicial interpretation. For example, the federal government recently issued new regulations regarding electronic medical records and privacy. We could face substantial liability if we were to be found liable for breaching the confidentiality of our patients. Our financial stability could be materially and adversely affected if we had to pay damages or incur defense costs in connection with a claim that is outside the scope of, or beyond the limits of, our insurance coverage. In addition, we could be materially and adversely affected if our liability exceeds the amount of our insurance. We may not be able to continue to secure insurance on acceptable terms.

    IF WE ARE FOUND TO HAVE VIOLATED THE CORPORATE PRACTICE OF MEDICINE OR THE
     FEE-SPLITTING STATUTES, WE COULD BE SUBJECT TO FINES AND OTHER CONSEQUENCES

    The health care industry and physicians' medical practices are highly regulated at the state and federal levels. At the state level, all state laws restrict the unlicensed practice of medicine, and many states also prohibit the splitting or sharing of fees with non-physician entities and the enforcement of non-competition agreements against physicians. Many states also prohibit the "corporate practice of medicine" by an unlicensed corporation or other non-physician entity that employs physicians. We have substantially divested our physician practices. Instead, we manage physician groups, and the physicians continue to be employed at the group level by professional associations or corporations, which are specifically authorized under most state laws to employ physicians.

    Numerous state fee-splitting laws provide that a violation occurs only if a physician shares fees with a referral source. We are not a referral source for our managed groups, and therefore the fee-splitting laws in those states should not restrict the payment of a management fee by the physician groups to us. In Florida, however, the Board of Medicine has interpreted the Florida fee-splitting law very broadly so as to arguably include the payment of any percentage-based management fee, even to a management company that does not refer patients to the managed group. Because of the structure of our relationships with our affiliated physician groups and managed IPAs, and because of the recent broad fee-splitting interpretation in the State of Florida, there can be no assurance that review of our business by courts or other regulatory authorities both in Florida and elsewhere will not result in determinations that could adversely affect our financial condition or results of operations. If we were found to have violated the corporate practice of medicine or fee-splitting statutes, possible consequences could include revocation or suspension of the physicians' licenses, unenforceable contracts, and/or liability for contract damages resulting in reduced revenue and/or higher costs.

    INSURANCE REGULATIONS MAY INCREASE OUR COST AND REDUCE OUR REVENUE

    Our managed IPAs enter into contracts and joint ventures with licensed insurance companies, such as HMOs, whereby the IPAs may be paid on a capitated fee basis. Under capitation arrangements, health care providers bear the risk, subject to certain loss limits, that the aggregate costs of providing medical services to members will exceed the premiums received. To the extent that the IPAs subcontract with physicians or other providers for those physicians or other providers to provide services on a fee-for-service basis, the managed IPAs may be deemed to be in the business of insurance, and thus subject to a variety of regulatory and licensing requirements applicable to insurance companies or HMOs resulting in increased costs to the managed IPAs, and corresponding reduced revenue.

    WE MAY NOT BE ABLE TO LIST OUR NEW COMMON STOCK ON NASDAQ AND THIS MAY
     IMPAIR THE LIQUIDITY OF OUR NEW COMMON STOCK

    If we are unable to list the New Common Stock on NASDAQ, the ability of our stockholders to trade the New Common Stock may be adversely affected. On December 8, 1999 our Common Stock was delisted by NASDAQ because we failed to maintain net tangible asset and stock price thresholds required for NASDAQ listing. In order to restore our listing on NASDAQ, we are required to meet certain threshold requirements. To date, we have not achieved those threshold criteria. Our existing Common Stock currently is traded on the Over-the-Counter Bulletin Board and there can be no assurances that the Recapitalization will be effected or, if effected, that we will be able to list our New Common Stock on NASDAQ or that any trading market for our New Common Stock will develop or be sustained. Although we are committed to use our reasonable best efforts to do so, if we are unable to list the New Common Stock on NASDAQ, it may be difficult to make purchases and sales of the New Common Stock or obtain timely and accurate quotations with respect to trading of the New Common Stock. Failure to obtain the listing of our New Common Stock on NASDAQ could adversely impact the liquidity of our New Common Stock and may make it difficult to trade shares of our New Common Stock.

    CURRENTLY WE ARE CONTROLLED BY OUR EXISTING MANAGEMENT

    All of the Company's executive officers and directors as a group beneficially own approximately 24.7% of the outstanding shares of Common Stock. As a result, such executive officers and directors, should they choose to act together, may be able to exert effective control over the outcome of corporate actions requiring stockholder approval and to control the election of the Company's Board of Directors. Following the Recapitalization, if it occurs, our former Debentureholders will own approximately 90% of our undiluted capital stock. Nearly 50% of our undiluted capital stock will be controlled by one former Debentureholder.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The Company does not expect changes in interest rates to have a material effect on income or cash flows for the year ended January 31, 2001, although there can be no assurances that interest rates will not significantly change.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    Information with respect to Item 8 of Part II is included herein as to the Company's financial statements and financial statement schedules filed with this report; See Item 14 of Part IV.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    None.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The following table sets forth certain information pertaining to the Company's directors and executive officers.

NAME                                     CURRENT POSITION
----                                     ----------------
Michael T. Heffernan...................  Chairman of the Board of Directors, Chief Executive
                                         Officer, President and Director
Bryan B. Dieter........................  Chief Information Officer
Gary S. Gillheeney.....................  Chief Financial Officer and Treasurer
R. Adrian Otte, M.D....................  Chief Operating Officer for Clinical Studies and
                                         Healthcare Research
John Wardle............................  Chief Operating Officer for Network Management
Hugh L. Carey..........................  Director
Abraham D. Gosman......................  Director
David M. Livingston, M.D...............  Director
Kevin E. Moley.........................  Director
Eric Moskow, M.D.......................  Director

    Set forth below is a description of the backgrounds of each of the directors and executive officers of the Company.

    MICHAEL T. HEFFERNAN, age 35, since July 1999 has served as Chairman of the Board of Directors and Chief Executive Officer, as President of the Company since December 1998, as Co-Chief Executive Officer from April 1999 to July 1999 and as a director of the Company since February 1998. He also serves as the Chief Executive Officer of the Company's subsidiary Clinical Studies, Ltd. ("CSL"), a multi-therapeutic site management organization acquired by the Company in October 1997. Prior to the Company's acquisition of CSL,
Mr. Heffernan served as the President and Chief Executive Officer of CSL, a position he held since 1995. From 1993 to 1995, Mr. Heffernan served as a Regional Manager with Eli Lilly & Company.

    BRYAN B. DIETER, age 42, has served as Chief Information Officer of the Company since April 1999. From 1997 to April 1999 he was Director of Corporate Development at IDX Systems Corporation. He also served as Senior Vice President of Healthcare Informatics at Medaphis Corporation from 1995 until 1997. He was also the founder and President of Decision Support Group, a healthcare information systems consulting company from 1991 to 1995.

    GARY S. GILLHEENEY, age 45, has served as Chief Financial Officer and Treasurer of the Company since August 1999. Previously, he held several senior management positions with Providence Energy Corporation, including Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary from 1996 until 1999, Vice President Financial Information Services and Treasurer from 1994 until 1996, and as Controller from 1989 until 1994.

    R. ADRIAN OTTE, M.D., age 44, has served as Chief Operating Officer for Clinical Studies and Healthcare Research, of the Company since July 1999. From 1997 until 1999, he served as Vice President of Medical Research for Zeneca Pharmaceuticals. He held various positions at PAREXEL International in Europe and the U.S. from 1991 to 1997, including Senior Vice President of Medical and Site Management Services. Prior to joining PAREXEL International he spent ten years at Solvay Pharmaceuticals as the Head of Clinical Research Europe.

    JOHN WARDLE, age 45, has served as the Chief Operating Officer for Network Management of the Company since April 1999. Previously, he served as Senior Vice President of United Healthcare of New England from July 1997 to April 1999.
Mr. Wardle served as the General Manager for External Affairs at

Southern Health Care from November 1995 to July 1997. He also served United HealthCare Corporation as a Vice President from May 1994 to November 1995 and as a Director of Subsidiary Network Development from June 1993 to May 1994.

    HUGH L. CAREY, age 80, has served as a director of the Company since February 1996. Currently, he is of counsel to the New York law firm of Whitman Breed Abbott & Morgan. He served as an Executive Vice President of W.R. Grace & Company from 1987 to December 1995. He was Governor of the State of New York from 1975 to 1983 and a member of Congress from 1960 until 1975. He is currently a director of Triarc Companies, Inc. and China Trust Bank.

    ABRAHAM D. GOSMAN, age 71, has served as a director of this Company since its inception in 1995. From June 1994 until July 1999 he served as the Chairman of the Board of Directors and Co-Chief Executive Officer of the Company.
Mr. Gosman has served as Chairman of the Board of CareMatrix Corporation, an assisted living development and management company, since October 1996 and as its Chief Executive Officer since April 1999. Previously, Mr. Gosman was the Chief Executive Officer of The Mediplex Group, Inc. ("Mediplex"), a diversified health care company, from its inception in 1982 to September 1988 and from August 1990 to June 1994. In addition, Mr. Gosman served as Chairman of the Board of Meditrust Corporation and Chairman of the Board, Chief Executive Officer and Treasurer of Meditrust Operating Company from November 1997 to August 1998 and Chairman of the Board and Chief Executive Officer of their predecessor, Meditrust, from its inception in 1985 until November 1997.

    DAVID M. LIVINGSTON, M.D., age 58, has served as a director of the Company since January 1996. Dr. Livingston has previously served as Director of Dana-Farber Cancer Institute in Boston, Massachusetts and has been employed as a physician at the Institute since 1973. He currently serves as Chairman of the Institute's Executive Committee for Research and as a Trustee of the Institute. He is also the Emil Frei Professor of Medicine and Genetics at Harvard Medical School where he has taught since 1973.

    KEVIN E. MOLEY, age 53, has served as a director of the Company since February 1999. From March to October of 1998, Mr. Moley was an executive consultant to Kinetra LLC. He served as President and Chief Executive Officer of Integrated Medical Systems, Inc. from January 1996 to March 1998. From
February 1993 to January 1996, he served as Senior Vice President to PCS Health Systems, Inc. During the Administration of President George Bush, Mr. Moley served in the United States Department of Health and Human Services in various capacities including as a member of the Transition Team from February to May of 1989, as an Assistant Secretary for Management and Budget from May 1989 to November 1991, and as a Deputy Secretary from November 1991 to January 1993.
Mr. Moley served as the Chairman of the Board of Patient Care Dynamics from November 1998 until December 1999. Mr. Moley served as a director of each of Cephalon, Inc., Merge Technology Inc. and Per Se Technology since March 1994, February 1998, and April 1998, respectively. Mr. Moley has also served as a director of Proxy Med since June 1999.

    ERIC MOSKOW, M.D., age 41, has served as a director of the Company since September 1996 and was Executive Vice President of Strategic Planning of the Company from September 1996 until February 2000. He founded Physician's Choice Management, LLC in October 1995 and served as its Executive Vice President from October 1995 to October 1996. Prior to establishing Physician's Choice, he served as Medical Director for Mediplex of Ridgefield from November 1994 to August 1996 and as Associate Medical Director for US Healthcare in Connecticut from 1988 to 1992. Dr. Moskow is board-certified in internal medicine and served as President of the Family Medical Associates of Ridgefield for nine years.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    To the Company's knowledge, each person who, by virtue of his, her, or its position with the Company or ownership of the Company's capital stock, is required to file reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, has timely filed such reports, except that Dr. Otte did not timely file a

Form 3 with the Securities Exchange Commission in connection with his appointment as an executive officer of the Company on July 12, 1999. Dr. Otte's holdings which were to have been reported on Form 3 were subsequently reported on a Form 5 filed with the Securities and Exchange Commission on March 16, 2000.

ITEM 11.  EXECUTIVE COMPENSATION

DIRECTOR COMPENSATION

    Officers who are members of the Board of Directors do not receive compensation for serving on the Board. Each other member of the Board receives annual compensation of $15,000 for serving on the Board, plus a fee of $1,000 for each Board of Directors meeting attended. In addition, such directors receive an additional fee of $500 for each committee meeting attended, except that only one fee will be paid in the event that more than one such meeting is held on a single day. All directors receive reimbursement of reasonable expenses incurred in attending Board and committee meetings and otherwise carrying out their duties. Each director who is a member of the Equity Incentive and Compensation Committee on the first business day following each annual meeting of the stockholders will receive an option to purchase 2,500 shares of Common Stock. Any of such options granted to a member of the Equity Incentive and Compensation Committee under the Equity Plan will be exercisable one year following the date of grant.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table contains a summary of the compensation paid or accrued during the fiscal years ended January 31, 1998, 1999 and 2000 to the Chief Executive Officer of the Company and the four other named executive officers (the "Named Executive Officers").

                                                                        LONG TERM
                                          ANNUAL COMPENSATION      COMPENSATION AWARDS
                                        ------------------------   -------------------
                                                       BONUS           SECURITIES          ALL OTHER
         NAME AND                        SALARY    COMPENSATION    UNDERLYING OPTIONS    COMPENSATION
    PRINCIPAL POSITION         YEAR       ($)           ($)                (#)                ($)
---------------------------  --------   --------   -------------   -------------------   -------------
Abraham D. Gosman (1)......    2000     131,250            --                 --                 --
  Former Chairman and          1999     225,000            --                 --                 --
  Co-Chief Executive           1998     225,000            --                 --                 --
  Officer

Michael T. Heffernan.......    2000     203,313       100,000            300,000                 --
  Chairman, President,         1999     214,842       100,000                 --                 --
  Chief Executive Officer      1998     200,000        75,295            300,000                720(4)

James M. Hogan, M.D. (3)...    2000     188,277            --                 --            350,000
  Chief Medical Officer        1999     507,200            --                 --                 --

Bryan B. Dieter (5)........    2000     183,333        36,667            100,000                 --
  Chief Information Officer

R. Adrian Otte, M.D. (2)...    2000     218,710        27,542            200,000                 --
  Chief Operating Officer
  Clinical Studies &
  Healthcare Research

John Wardle (6)............    2000     173,519        53,050            100,000                 --
  Chief Operating Officer
  Network Management

------------------------

(1) Mr. Gosman resigned as Chairman and Co-Chief Executive Officer in
    July 1999.

(2) Dr. Otte became an executive officer of the Company in July 1999.

(3) Dr. Hogan joined the Company in December 1997 and became an executive officer of the Company in December 1998. He terminated his employment in June 1999 and is receiving severance of $350,000 in semi-monthly installments until March 17, 2000.

(4) Represents life insurance premiums paid by the Company.

(5) Mr. Dieter became an executive officer of the Company in February 1999.

(6) Mr. Wardle became an executive officer of the Company in April 1999.

STOCK OPTION GRANTS

                  STOCK OPTION GRANTS IN THE LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                                                                                        VALUE
                                                                                                  AT ASSUMED ANNUAL
                                                       INDIVIDUAL GRANTS                              RATES OF
                                  -----------------------------------------------------------        STOCK PRICE
                                      NUMBER          PERCENT OF                                    APPRECIATION
                                        OF              TOTAL                                        FOR OPTION
                                    SECURITIES         OPTIONS       EXERCISE OR                    TERMS ($) (2)
                                    UNDERLYING        GRANTED TO        BASE                    ---------------------
                                      OPTIONS         EMPLOYEES         PRICE      EXPIRATION     FIVE         TEN
NAME                              GRANTED (#) (1)   IN FISCAL YEAR    ($/SHARE)       DATE       PERCENT     PERCENT
----                              ---------------   --------------   -----------   ----------   ---------   ---------
M. Heffernan....................      300,000            22.8%         $1.6250      05/01/09    $306,586    $776,949
B. Dieter.......................      100,000             7.6%         $1.6875      04/01/09    $106,126    $268,944
R. Otte.........................      200,000            15.2%         $1.3750      08/01/09    $172,946    $438,279
J. Wardle.......................      100,000             7.6%         $1.6250      05/01/09    $102,195    $258,983

------------------------

(1) All options were granted at a purchase price of 100% of the fair market value of ICSL common stock on the date of grant.

(2) The dollar amounts under these columns are the result of calculations at 5% and 10% rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the price of ICSL Common Stock. At a 5% and 10% annual rate of stock price appreciation, the stock price would be approximately $2.75 and $4.38 at the end of the ten-year term of the options granted April 1, 1999. The corresponding stock prices for options granted May 1, 1999, would be $2.65 and $4.21, and for August 1, 1999 would be $2.24 and $3.57, respectively.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF SECURITIES
                                        SHARES                       UNDERLYING               VALUE OF UNEXERCISED
                                       ACQUIRED                  UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                          ON       VALUE       AT FISCAL YEAR-END (#)        AT FISCAL YEAR-END ($)
                                       EXERCISE   REALIZED   ---------------------------   ---------------------------
NAME                                     (#)        ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                   --------   --------   -----------   -------------   -----------   -------------
M. Heffernan.........................   -0-        -0-         300,000        300,000        -0-           -0-
B. Dieter............................   -0-        -0-          33,333         66,667        -0-           -0-
R. Otte..............................   -0-        -0-             -0-        200,000        -0-           -0-
J. Wardle............................   -0-        -0-          33,333         66,667        -0-           -0-

EMPLOYMENT AGREEMENTS

    In connection with the Company's acquisition of Clinical Studies, Ltd. ("CSL"), on October 14, 1997, the Company entered into an employment agreement with Mr. Heffernan to be the Chief Executive Officer of CSL. The agreement provides for an initial three-year term (expiring on October 14, 2000), that may be renewed upon agreement of the parties. The base salary for Mr. Heffernan under the agreement is $200,000 per year, plus a guaranteed bonus of $100,000 per year, payable in quarterly installments. The agreement also provides for the grant of an option to purchase 300,000 shares of the Common Stock of the Company at $16.25 per share (the price per share of the Common Stock as of the date of the agreement), which option is exercisable in three annual installments of 100,000 shares commencing on October 14, 1998. In addition, Mr. Heffernan is entitled to receive other bonuses and benefits that may be offered by the Company to its executive officers. The agreement may be terminated by the Company without cause effective immediately upon delivery of written notice by the Company to Mr. Heffernan. Mr. Heffernan may terminate the agreement upon delivery of written notice to the Company if the Company (i) fails to pay any sums due under the agreement, (ii) reassigns Mr. Heffernan from Providence, Rhode Island without his consent, or (iii) materially changes his employment duties without his consent. If the agreement is terminated by the Company without cause or by Mr. Heffernan for one of the reasons noted in the preceding sentence, Mr. Heffernan shall continue to receive his salary and guaranteed bonus for a period of 18 months after such a termination or for the remainder of the term of the agreement, whichever is longer. In the event of a "change in control" (as defined in the agreement) of the Company or CSL during the term of the agreement, Mr. Heffernan is entitled to receive a bonus payment from the Company equal to 2.99 times the sum of his salary and guaranteed annual bonus. The agreement contains restrictive covenants prohibiting Mr. Heffernan from competing with the Company, or soliciting employees of the Company to leave, during his employment and for a period equal to the longer of (i) one year after termination of the agreement or (ii) the period during which Mr. Heffernan is paid as a result of a termination of the agreement by the Company without cause or by Mr. Heffernan for cause.

    On January 27, 1997, the Company entered into an employment agreement with James M. Hogan, M.D. The agreement provides for an initial three-year term ending March 17, 2000, which is automatically renewed for successive one year periods unless either the Company or Dr. Hogan provides a written notice of an election not to renew at least 60 days but not more than 180 days before the termination of the agreement. The base salary for Dr. Hogan under the agreement is $500,000 per year, plus such benefits and bonuses as the Company in its sole discretion may grant to him. The agreement also provides for the grant of an option to purchase 100,000 shares of Common Stock at $12.50 per share (the fair market value of the Common Stock on the date of the agreement), which option is exercisable in three annual installments commencing on March 17, 1998. In addition, Dr. Hogan is entitled to receive other bonuses and benefits that may be offered by the Company to its executive officers. The Company may terminate the agreement on 30 days written notice to Dr. Hogan. In addition, the Company may terminate the agreement with cause if Dr. Hogan engages in certain proscribed behavior. Dr. Hogan may terminate the agreement on 30 days written notice to the Company if the Company fails to honor the terms of the agreement, upon a change of control of the Company or if a material change in his title, responsibilities, salary or benefits occurs. If the agreement is terminated by the Company without cause or by Dr. Hogan for one of the reasons noted in the immediately preceding sentence, Dr. Hogan shall continue to receive his salary for a period of 12 months after such termination or for the remainder of the term of the agreement, whichever is longer. The agreement contains restrictive covenants prohibiting Dr. Hogan from competing with the Company, or soliciting employees of the Company to leave during his employment or for a period equal to the longer of (i) one year after the termination of the agreement or (ii) the period during which Dr. Hogan is paid as a result of a termination of the agreement by the Company without cause or by Dr. Hogan for cause. Dr. Hogan left the Company June 11, 1999 and is receiving severance totaling $350,000 in equal semi-monthly installments through March 17, 2000.

    During 1999 the Company provided offer letters (the "Offer Letters," each an "Offer Letter") to the following 3 Named Executive Officers: Dr. R. Adrian Otte, Chief Operating Officer, Clinical Studies and Healthcare Research; Mr. John Wardle, Chief Operating Officer, Network Management, and Mr. Bryan B. Dieter, Chief Information Officer. The Company also, in 1999, provided an Offer Letter to executive officer, Mr. Gary S. Gillheeney, Chief Financial Officer and Treasurer. Each Offer Letter was acknowledged and agreed to by the respective executive officers.

    Under Dr. Otte's Offer Letter, dated May 21, 1999, his base salary is established at $250,000 annually, with an annual bonus of $50,000, to be paid quarterly, on the achievement of certain targeted goals. If 20% above the target goals is realized, Dr. Otte will receive an additional $25,000. The $50,000 target bonus is guaranteed for the first year only. In addition, Dr. Otte's Offer Letter provides for an initial grant of options to purchase 200,000 shares of Company Common Stock, priced as of the close of business on May 28, 1999, which are reflected in the Option Grant Table. The stock options vest over a 3 year period in approximately equal increments; however, on a material change in ownership of the Company, all outstanding options will automatically vest. Also under the terms of the Offer Letter, Dr. Otte will receive one year of base compensation in case of his termination by the Company without cause.
Dr. Otte's Offer Letter also includes certain relocation provisions such as the payment of moving costs, closing costs and realtors' fees for the purchase of a new residence, and up to $10,000 for temporary living expenses.

    Mr. Wardle's Offer Letter, dated March 2, 1999, indicates that Mr. Wardle is to be paid a base salary of $210,000 annually and receive a $10,000 sign-on bonus. The Officer Letter further provides for the receipt of a $25,000 maximum annual bonus predicated on the achievement of certain mutually agreed upon Company and personal performance objectives. Mr. Wardle also received an initial grant of options to purchase 100,000 shares of Company Common Stock, priced as of the close of business April 30, 1999, with a 3 year vesting period which are reflected in the Option Grants Table. The vesting period for the options is accelerated with a material change in control of the Company. The Offer Letter also contains the provision that Mr. Wardle will receive one year of his base compensation and the payment of COBRA premiums in the event of his termination by the Company without cause or as a result of a material change in his responsibilities, reporting relationships or location.

    The Offer Letter of Mr. Dieter is dated January 20, 1999 and provides for a base salary of $200,000 annually with a bonus potential of 20% of base salary if certain Company and personal performance goals are met. Mr. Dieter, under the terms of his Offer Letter, also received options to purchase 100,000 shares of Company Common Stock under the same terms, except for the strike price, as those granted to Mr. Wardle. Mr. Dieter's Offer Letter also provides for certain relocation benefits which are identical to those described for Dr. Otte. Under the Offer Letter, Mr. Dieter will receive one year of his base compensation in the event of his termination by the Company without cause or as a result of a material change in his responsibilities, reporting relationships or location.

    Mr. Gillheeney's Offer Letter, dated August 9, 1999, indicates that he is to be paid a base salary of $175,000 annually with an initial sign-on bonus of $10,000. Mr. Gillheeney's base salary was subsequently increased to $200,000. Also under the terms of the Offer Letter, Mr. Gillheeney has the potential to receive up to 25% of his base annual salary as a bonus on the achievement of certain performance objectives, both Company and personal. In addition, Mr. Gillheeney received options to purchase 100,000 shares of Company Common Stock under the same terms, except for the strike price, as those granted to Mr. Wardle and Mr. Dieter. The Offer Letter also contains severance benefits as described under Mr. Wardle's Offer Letter.

    All four Offer Letters indicate that benefits are to be received by the executives as indicated under Company policies, except that Mr. Wardle's Offer Letter provides that COBRA payments are to be reimbursed for 6 months.

    Upon completion of the Recapitalization, Mr. Heffernan will receive a payment in the amount of $897,000 in accordance with his employment agreement and each of the other executive officers will receive a cash retention bonus of $200,000.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of May 3, 2000 (unless otherwise indicated), certain information regarding the beneficial ownership of shares of Common Stock by each person known by the Company to be the beneficial owner of more than 5% of outstanding Common Stock, by each director and each of the Named Executive Officers of the Company and by all current directors and executive officers as a group. Except as indicated in the footnotes, all of such shares of Common Stock set forth in the following table are owned directly, and the indicated person has sole voting and investment power with respect to all Common Stock shown as beneficially owned by such person:

                                                                 AMOUNT OF BENEFICIAL OWNERSHIP
                                                              -------------------------------------
                                                              SHARES BENEFICIALLY    PERCENTAGE OF
                                                                     OWNED          OUTSTANDING (1)
                                                              -------------------   ---------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Michael T. Heffernan (2)....................................         519,493               1.4%
Bryan B. Dieter (3).........................................          33,333                 *
John Wardle (4).............................................          38,333                 *
R. Adrian Otte, M.D.........................................              --                 *
Hugh L. Carey...............................................           7,500                 *
Abraham D. Gosman (5).......................................       8,537,126              23.0
David M. Livingston, M.D....................................              --                 *
Kevin E. Moley..............................................              --                 *
Eric Moskow, M.D. (6).......................................          62,423                 *

All current directors and executive officers as a group
  (10 persons) (7)..........................................       9,198,208              24.7

OTHER 5% STOCKHOLDERS
  Suffolk Construction Company, Inc. (8)....................       4,286,126              11.5
  Hartz & Hartz, Ltd. (9)...................................       5,230,212              14.1

------------------------

*   Less than one percent.

(1) Based upon a total of 37,198,845 shares of Common Stock outstanding on May 3, 2000.

(2) Includes 300,000 shares that Mr. Heffernan has the right to acquire upon exercise of an option.

(3) Includes 33,333 shares Mr. Dieter has the right to acquire upon exercise of an option.

(4) Includes 33,333 shares Mr. Wardle has the right to acquire upon exercise of an option.

(5) Includes (i) 4,018,707 shares held by Chancellor Partners Limited Partnership I ("CPLP I") and (ii) 2,000,000 shares held in a revocable trust. The sole general partner of CPLP I is CLP, Inc., which has sole voting and dispositive powers as to the securities held by CPLP I.
    Mr. Gosman is the sole stockholder and director of CLP, Inc. Mr. Gosman's business address is ICSL Ltd., 3801 PGA Boulevard, Suite 901, Palm Beach Gardens, Florida 33410.

(6) Includes 12,101 shares held of record by Physician's Choice Management, LLC. Dr. Moskow's options were cancelled February 1, 2000 when he terminated as an employee and became a consultant.

(7) Includes 366,666 shares that the current directors and executive officers have the right to acquire upon exercise of options.

(8) On February 24, 2000 a 13G filing was made by Suffolk Construction
    Company Inc. stating that it has shared voting power with respect to 4,286,126 shares subject to a security interest pursuant to two stock pledge agreements dated July 27, 1999. The address of Suffolk Construction
    Company Inc. is 65 Allerton Street, Boston, MA 02119.

(9) Based solely on information provided to the Company in Form 3 and
    Schedule 13G filed jointly by Susan M. Hartz and Stuart C. Hartz, each a 50% owner of Hartz & Hartz, Ltd. ("Hartz"). According to Schedule 13G, Hartz is the beneficial owner of 5,373,609 shares of Common Stock. According to Form 3, 5,230,212 of these shares are owned directly by Hartz, 35,000 of such shares are owned directly by Stuart C. Hartz, and 38,397 of such shares are owned directly by Susan M. Hartz. The figure also includes options held by Stuart C. Hartz and Susan M. Hartz, exercisable within 60 days, to purchase 45,000 shares and 25,000 shares, respectively. Hartz may be deemed to be the indirect beneficial owner of shares directly held by Stuart C. Hartz and Susan M. Hartz. Each of Susan M. Hartz and Stuart C. Hartz may be deemed to be the beneficial owners of each other's directly owned shares and of shares directly owned by Hartz. The address of Hartz is 4 Malt Lane, Lexington, MA 02421.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Prior to the sale of its DASCO real estate services operations in August 1999, the Company provided construction management, development marketing and consulting services to entities principally owned by Abraham D. Gosman (former Chairman of the Board and former Chief Executive Officer) in connection with the development and operation by such entities of several healthcare related facilities (including a medical office building and a retirement community). During the years ended January 31, 1999 and 1998, the Company recorded revenues in the amount of $1.4 million and $10.5 million, respectively, related to such services. The Company provided these services to such affiliated parties on terms no more or less favorable to the Company than those provided to unaffiliated parties.

    During fiscal 1999, the Company advanced $10.9 million, which is reflected in advances to stockholders and other assets at January 31, 1999, to Chancellor Development Corp., a company principally owned by Mr. Gosman relating to the development of a healthcare facility and retirement community. This
$10.9 million is evidenced by a note due July 2000 which accrues interest at the prime rate and is guaranteed by Mr. Gosman. To secure his obligation under the guarantee, Mr. Gosman pledged the stock of another company principally owned by him ("Windrows") and (subject to prior pledges) 8.2 million shares of Company Common Stock ("ICSL Pledged Shares"). Until the note has been repaid in full, the Company has the right to vote the ISCL Pledged Shares, subject to the rights of any prior pledgee. During November 1999, the Company agreed to waive claims for interest on the note through the maturity date in consideration of waivers of claims for unpaid rent with respect to certain leases and the termination or amendment of these leases.

    Since the ICSL Pledged Stock is subject to a prior pledge, the principal security for the note is the guarantee and the Windrows stock. Windrows sole asset is a 295 unit retirement community development in Princeton, New Jersey which is substantially complete. At the time of the $10.9 million advance, profits from unit sales were expected to be available to repay the note on maturity in July 2000. However, delays in construction resulted in significantly increased development costs and delays in unit sales, requiring Windrows to increase its construction financing in December 1999. While approximately 35% of the units have been sold or are under contract, Windrows anticipates a sell-out of the remaining units over the next 24 months. The increased leverage and sell-out delays have reduced Windrows' residual interest in the project and, correspondingly, the value of the Company's collateral. In view of the reduction in Windrow's residual interest and the delays and uncertainties inherent in proceeding against the Windrows stock and its underlying assets, in January 2000, the Company completely wrote off the note. Notwithstanding the write down, the Company is evaluating and intends to pursue its options for collecting the note, including a lawsuit on the guarantee and/or foreclosing on the pledged stock and Windrows interest in the project.

    In May 1998 the Company made a loan in the original principal amount of $1.0 million to Dr. Eric Moskow, a director and former employee of the Company. Originally, this loan had an interest rate of 5.56% per annum and was due in May 2005. On January 27, 2000, the Company entered into a Consulting Agreement and Release with Dr. Moskow. Pursuant to this agreement, Dr. Moskow has ceased his employment with the Company, but remains as a director and a consultant. The agreement, among other provisions, provides for the termination of Dr. Moskow's employment agreement, the cancellation of all outstanding stock options and the cancellation of his indebtedness to the Company in the amount of $1 million. By terminating Dr. Moskow's employment agreement, the Company avoided a payment of $1 million that would have been due to Dr. Moskow under his employment agreement upon the closing of the Recapitalization. Also, in August 1996, in connection with the acquisition of his company, the Company loaned Dr. Moskow approximately $448,000 on a non-recourse basis, secured by the pledge of 58,151 shares of Company Common Stock. On December 29, 1999, the Company foreclosed on the pledged shares.

    During the year ended January 31, 2000, the Company leased office space at a cost of $0.3 million for its Florida corporate office from PBG Medical Mall MOB 1 Properties, Ltd., of which Mr. Gosman is a partner.

    As of January 31, 2000 and 1999, the Company had outstanding loans receivable totaling $1.1 million and $1.9 million to various related entities and individuals. For January 31, 2000 and 1999, the amount includes a $1.0 million loan made in May 1998 to Dr. Moskow, described above, and a $0.9 million unsecured note due on demand bearing interest of 10%, to a limited partnership in which Mr. Gosman is a partner, which was paid off in April 2000. Additionally, for January 31, 2000, the amount includes a $150,000 non-interest bearing note to CareMatrix, a corporation of which Mr. Gosman is an officer which is payable by May 31, 2000.

    Mr. Ronai is a partner in the Connecticut law firm of Murtha, Cullina, Richter and Pinney, which has been retained to perform certain legal services for the Company. Mr. Ronai resigned as a director in December 1999.

    During July 1995, the Company purchased the assets of and entered into a 15-year management agreement with a medical oncology practice with three medical oncologists. Continuum Care of Massachusetts, Inc., a company principally owned by Mr. Gosman, guarantees the performance of the Company's obligations under the management agreement. The Company terminated the relationship with this practice in March 2000.

    Pursuant to a portfolio escrow agreement dated January 15, 1998, between DASCO and Meditrust Corporation ("Meditrust"), of which, Mr. Gosman is the Chief Executive Officer, DASCO agreed to escrow a portion of its consulting fees for payment to Meditrust if certain assumptions regarding the purchase and development of property acquired by Meditrust proved not to be correct. The total escrow amount was $326,498. To date, $100,000 of the escrow amount has been released to DASCO. The remaining $226,498, plus accrued interest, continues to be held in escrow pending final resolution between Meditrust and DASCO of lease commencement and tenant improvement allowance analysis and several property issues.

    In January 1998, the Company assigned to CareMatrix, a corporation of which Mr. Gosman is an officer, its rights under a management agreement with respect to a 120 bed skilled facility to be located in Palm Beach Gardens for $800,000. In exchange for concessions which the Company received in regard to potential liabilities to CareMatrix, the Company agreed to reduce the receivable to $350,000. To date, CareMatrix has paid $300,000 of the amount due with the balance due on May 31, 2000.

                                    PART IV

ITEM 14.  FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

                                                                PAGE
                                                              --------
Financial Statements
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of January 31, 2000 and
  1999......................................................    F-3
Consolidated Statements of Operations for the years ended
  January 31, 2000, 1999 and 1998...........................    F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended January 31, 2000, 1999 and 1998.......    F-5
Consolidated Statements of Cash Flows for the years ended
  January 31, 2000, 1999 and 1998...........................    F-6
Notes to Consolidated Financial Statements..................    F-7

   2. Financial Statement Schedules

Report of Independent Accountants...........................    S-1
Schedule II Valuation and Qualifying Accounts for the years
  ended January 31, 2000, 1999 and 1998.....................    S-2

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) Reports on Form 8-K

    The Company filed a Current Report on Form 8-K on May 23, 2000 with the Securities and Exchange Commission reporting under Item 5 the Company's plan to convert its Debentures to common equity through a Prepackaged Plan of Reorganization.

(c) Exhibits

    Please see the Exhibit Index to this Report which is incorporated herein by reference.

(d) Financial Statements Excluded from Annual Report to Stockholders

    Not Applicable

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       INNOVATIVE CLINICAL SOLUTIONS, LTD

                                                       By:           /s/ MICHAEL T. HEFFERNAN
                                                            -----------------------------------------
                                                                       Michael T. Heffernan
                                                                CHAIRMAN OF THE BOARD OF DIRECTORS
                                                                   AND CHIEF EXECUTIVE OFFICER
                                                                        DATE: MAY 30, 2000

    Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dated indicated.

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                                                       Chairman of the Board of
              /s/ MICHAEL T. HEFFERNAN                   Directors, Chief Executive
     -------------------------------------------         Officer and President           May 30, 2000
                Michael T. Heffernan                     (Principal Executive Officer)

               /s/ GARY S. GILLHEENEY                  Chief Financial Officer and
     -------------------------------------------         Treasurer (Principal Financial  May 30, 2000
                 Gary S. Gillheeney                      and Accounting Officer)

                  /s/ HUGH L. CAREY
     -------------------------------------------       Director                          May 30, 2000
                    Hugh L. Carey

     -------------------------------------------       Director
                  Abraham D. Gosman

            /s/ DAVID W. LIVINGSTON, M.D.
     -------------------------------------------       Director                          May 30, 2000
              David W. Livingston, M.D.

                 /s/ KEVIN E. MOLEY
     -------------------------------------------       Director                          May 30, 2000
                   Kevin E. Moley

                /s/ ERIC MOSKOW, M.D.
     -------------------------------------------       Director                          May 30, 2000
                  Eric Moskow, M.D.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2

Consolidated Balance Sheets as of January 31, 2000 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  January 31, 2000, 1999, and 1998..........................    F-4

Consolidated Statements of Changes in Stockholders' Equity
  for the years ended January 31, 2000, 1999, and 1998......    F-5

Consolidated Statements of Cash Flows for the years ended
  January 31, 2000, 1999, and 1998..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of Innovative Clinical Solutions Ltd.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Innovative Clinical Solutions Ltd. and its subsidiaries at January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations, negative cash flows from operations and has net negative equity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP
Boston, Massachusetts
May 19, 2000

                       INNOVATIVE CLINICAL SOLUTIONS LTD.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                   JANUARY 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
ASSETS
Current assets
  Cash and cash equivalents.................................  $  25,558   $  10,137
  Receivables:
    Accounts receivable, net of allowances of $3,846 and
      $1,350 at January 31, 2000 and 1999, respectively.....     16,193      15,276
    Income tax refund receivable............................         --      10,789
    Other receivables.......................................      4,710       6,760
    Related party and other notes receivables (Notes 5 and
      13)...................................................      7,222       5,060
  Prepaid expenses and other current assets.................        394       1,260
  Assets held for sale (Note2)..............................      2,419     100,795
                                                              ---------   ---------
      Total current assets..................................     56,496     150,077
Property, plant and equipment, net (Note 6).................      9,099      11,024
Notes receivable (Note 5)...................................      4,892       7,274
Goodwill, net (Note 2)......................................      3,681      41,007
Management service agreements, net (Note 2).................      8,612      28,167
Investment in affiliates (Note 7)...........................         --          98
Restricted cash.............................................      2,077          --
Advances to stockholder and other assets....................      2,454      15,204
                                                              ---------   ---------
      Total assets..........................................  $  87,311   $ 252,851
                                                              =========   =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of debt and capital leases (Note 9).......     11,718   $  12,192
  Convertible subordinated debentures (Note 9)..............    100,000          --
  Accounts payable..........................................     11,859      13,602
  Accrued compensation......................................      2,060       1,475
  Accrued and other current liabilities (Note 8)............     23,575      11,623
                                                              ---------   ---------
      Total current liabilities.............................    149,212      38,892
Long-term debt and capital leases (Note 9)..................      4,234       5,465
Convertible subordinated debentures (Note 9)................         --     100,000
Other long-term liabilities (Notes 3 and 12)................         95       1,191
Minority interest...........................................        492       1,403
                                                              ---------   ---------
      Total liabilities.....................................    154,033     146,951
Commitments and contingencies (Notes 3 and 12)
Stockholders' equity:
  Common stock, par value $.01, 40,000 shares authorized,
    33,387 and 33,344 shares issued at January 31, 2000 and
    1999, respectively 32,011 and 32,916 shares outstanding
    at January 31, 2000 and 1999, respectively..............        320         329
  Treasury stock............................................     (2,664)     (1,202)
  Additional paid in capital................................    224,771     224,715
  (Accumulated deficit).....................................   (289,149)   (117,942)
                                                              ---------   ---------
      Total stockholders' equity (deficit)..................    (66,722)    105,900
                                                              ---------   ---------
      Total liabilities and stockholders' equity............  $  87,311   $ 252,851
                                                              =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       INOVATIVE CLINICAL SOLUTIONS LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                2000        1999        1998
                                                              ---------   ---------   --------
Net revenues (Note 2):
Net revenues from services..................................  $ 125,865   $ 179,472   $155,946
Net revenues from management service agreements.............     59,996     103,112     94,134
Net revenues from real estate services......................        423       8,694     31,099
                                                              ---------   ---------   --------
Total revenue...............................................    186,284     291,278    281,179
                                                              ---------   ---------   --------
Operating costs and administrative expenses
  Salaries, wages and benefits..............................     61,924      94,710     88,221
  Professional fees.........................................     22,962      16,287      9,597
  Supplies..................................................     39,014      60,055     44,909
  Utilities.................................................      4,037       5,501      4,574
  Depreciation and amortization.............................     11,699      14,786     10,800
  Rent......................................................     15,279      20,671     16,649
  Provision for bad debts...................................      6,491       8,428      5,915
  Loss (gain) on sale of assets (Note 6)....................         11      (5,414)    (1,891)
  Provision for write-down of notes receivable (Note 5).....     13,840       2,674         --
  Merger and other noncontinuing expenses related to CSL
    (Note 3)................................................         --          --     11,057
  Goodwill impairment write-down (Note 2)...................     36,046       9,093         --
  Nonrecurring expenses (Note 4)............................      1,723      10,465         --
  Capitation expenses and other.............................     84,465      91,542     67,182
                                                              ---------   ---------   --------
Total operating costs and administrative expenses...........    297,491     328,798    257,013
                                                              ---------   ---------   --------
Income (loss) from operations...............................   (111,207)    (37,520)    24,166
                                                              ---------   ---------   --------
Interest expense, net.......................................     10,220       8,005      4,775
(Income) from investments in affiliates.....................        (46)         --       (731)
                                                              ---------   ---------   --------
                                                                 10,174       8,005      4,044
                                                              ---------   ---------   --------
Income (loss) before provision for income taxes and
  extraordinary item........................................   (121,381)    (45,525)    20,122
Income tax expense (benefit)................................        194     (11,549)     9,823
                                                              ---------   ---------   --------
Net income (loss) before extraordinary item (Note 2)........   (121,575)    (33,976)    10,299
Extraordinary loss, net of tax of $0 (Note 4)...............     49,632      96,784         --
                                                              ---------   ---------   --------
Net income (loss)...........................................  $(171,207)  $(130,760)  $ 10,299
                                                              =========   =========   ========
Net income (loss) per share--basic (Note 19)
  Income (loss) before extraordinary item...................  $   (3.45)  $   (1.02)  $   0.35
  Extraordinary item, net of tax of $0......................  $   (1.41)  $   (2.89)  $     --
  Net income (loss).........................................  $   (4.86)  $   (3.91)  $   0.35
Net income (loss) per share--diluted (Note 19)
  Income (loss) before extraordinary item...................  $   (3.45)  $   (1.02)  $   0.35
  Extraordinary item, net of tax of $0......................  $   (1.41)  $   (2.89)  $     --
  Net income (loss).........................................  $   (4.86)  $   (3.91)  $   0.35
Pro Forma Information (Note 2)
Adjustment to income tax expense............................  $      --   $      --   $    624
Net Income..................................................  $      --   $      --   $  9,675
Net income per share--basic.................................  $      --   $      --   $   0.33
Net income per share--diluted...............................  $      --   $      --   $   0.33
Weighted average shares outstanding--basic (Note 19)........     35,235      33,401     29,690
Weighted average shares outstanding--diluted (Note 19)......     35,235      33,401     30,229

   The accompanying notes are an integral part of the consolidated financial statements.

                       INNOVATIVE CLINICAL SOLUTIONS LTD.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED JANUARY 31, 2000, 1999, AND 1998

                                 (IN THOUSANDS)

                                                              COMMON STOCK                                 RETAINED
                                                               OUTSTANDING                  ADDITIONAL     EARNINGS
                                                           -------------------   TREASURY    PAID-IN     (ACCUMULATED
                                                            SHARES     AMOUNT     STOCK      CAPITAL       DEFICIT)       TOTAL
                                                           --------   --------   --------   ----------   ------------   ---------
Balances--January 31, 1997...............................   27,625      $276     $    --     $150,026     $   3,478     $ 153,780

Adjustment for immaterial pooling of interests...........       --        --          --           --           644           644
CSL's January 1997 earnings excluded from
  Net income (as described in Note 2)....................       --        --          --           --           344           344
Purchase of treasury stock at cost.......................       --        --         (75)          --            --           (75)
Issuance of stock pursuant to acquisitions...............    3,430        34          --       48,059            --        48,093
Issuance of stock pursuant to stock plans................      193         2          --          920            --           922
Issuance costs...........................................       --        --          --         (112)           --          (112)
Net income for the year ended January 31, 1998...........       --        --          --           --        10,299        10,299
Dividends................................................       --        --          --           --        (1,860)       (1,860)

Balances--January 31, 1998...............................   31,248       312         (75)     198,893        12,905       212,035

Purchase of treasury stock at cost.......................     (427)       (4)     (1,127)          --            --        (1,131)
Issuance of stock pursuant to acquisitions...............    2,059        21          --       25,785            --        25,806
Issuance of stock pursuant to stock plans................       36        --          --          130            --           130
Issuance costs and other.................................       --        --          --          (93)          (87)         (180)
Net loss for the year ended January 31, 1999.............       --        --          --           --      (130,760)     (130,760)

Balances--January 31, 1999...............................   32,916       329      (1,202)     224,715      (117,942)    $ 105,900

Issuance of stock pursuant to acquisitions...............       51         1          --           56            --            57
Purchase of treasury stock at cost.......................     (956)      (10)     (1,462)          --            --        (1,472)
Net loss for the year ended January 31, 2000.............       --        --          --           --      (171,207)     (171,207)

Balances--January 31, 2000...............................   32,011      $320     $(2,664)    $224,771     $(289,149)    $ (66,722)

   The accompanying notes are an integral part of the consolidated financial statements.

                       INNOVATIVE CLINICAL SOLUTIONS LTD

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                   YEAR ENDED JANUARY 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $(171,207)  $(130,760)  $ 10,299
  Noncash items included in net income (loss):
    Depreciation and amortization...........................     11,699      14,786     10,800
    Extraordinary item......................................     49,632      96,784         --
    Loss (gain) on sale of assets...........................         11      (5,414)    (1,891)
    Nonrecurring charges....................................      1,723      10,465         --
    Write-down of notes receivable..........................     13,840       2,674         --
    Goodwill impairment write-down..........................     36,046       9,093         --
    Amortization of debt issuance costs.....................      1,415       1,708        727
    Other...................................................       (173)        656       (688)
Changes in receivables......................................      7,986      (1,699)    (8,571)
Changes in accounts payable and accrued liabilities.........      5,516      (1,020)       215
Changes in amounts due from physicians......................         --       3,216     (6,243)
Changes in other assets.....................................     15,305      (5,393)    (6,932)
                                                              ---------   ---------   --------
    Net cash used by operating activities...................    (28,207)     (4,904)    (2,284)
Cash flows from investing activities:
  Capital expenditures......................................     (4,593)     (6,601)   (10,248)
  Sale of assets............................................     48,669       7,888      4,019
  Notes receivable, net.....................................       (198)     (2,550)     6,957
  Purchase of investments in affiliates.....................         --          --     (1,354)
  Other assets..............................................         --        (110)       439
  Acquisitions, net of cash acquired (Note 17)..............     (1,404)    (11,164)   (34,444)
                                                              ---------   ---------   --------
    Net cash provided (used) by investing activities........     42,474     (12,537)   (34,631)
Cash flows from financing activities:
  Borrowings under revolving lines of credit................     22,311          --     26,571
  Repayments by (advances to) shareholders..................         44     (10,904)        --
  Proceeds from issuance of common stock....................         --         130        914
  Dividends to shareholders.................................         --          --     (1,861)
  Changes in restricted cash................................      2,077          --         --
  Release of cash collateral................................         --          --      4,504
  Offering costs and other..................................        (15)       (234)       (88)
  Repurchase of treasury stock..............................     (1,472)       (769)        --
  Repayment of debt.........................................    (21,791)    (10,181)   (25,239)
                                                              ---------   ---------   --------
    Net cash provided (used) by financing activities........      1,154     (21,958)     4,801
Increase (decrease) in cash and cash equivalents............     15,421     (39,399)   (32,114)
Cash and cash equivalents, beginning of year................     10,137      49,536     81,650
                                                              ---------   ---------   --------
Cash and cash equivalents, end of year......................  $  25,558   $  10,137   $ 49,536
                                                              =========   =========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND RECENT EVENTS

DESCRIPTION OF BUSINESS

    Innovative Clinical Solutions, Ltd. (together with its subsidiaries, the "Company" or "ICSL") is repositioning itself as a company that provides diverse services supporting the needs of the pharmaceutical and managed care industries. The Company is focusing its operations on two integrated business lines: pharmaceutical services, including investigative site management, clinical and outcomes research and disease management, and multi and single-specialty provider network management. Historically, the Company has been an integrated medical management company that provided medical management services to the medical community, certain ancillary medical services to patients and medical real estate development and consulting services to related and unrelated third parties. In August 1998, the Company announced that it planned to change this business model. The Company has nearly completed the process of terminating its management of individual and group physician practices and divesting itself of related assets, and selling and divesting itself of its ancillary medical service businesses, such as diagnostic imaging, radiation therapy, lithotripsy services, home healthcare and infusion therapy. In conjunction with the change in its business model, the Company also significantly downsized and then, in August 1999, sold the operation of its real estate services. The Company currently estimates that by the end of the second quarter of its current fiscal year it will have exited all of its physician practice management ("PPM") and ancillary medical service businesses.

    Innovative Clinical Solutions, Ltd., formerly known as PhyMatrix Corp. which was formerly known as Continuum Care Corporation, consummated an initial public offering (the "offering") during January 1996. In conjunction with the offering, the Company exchanged 13,040,784 shares of its Common Stock for all of the outstanding common stock of several business entities (the "IPO entities") which, prior to the offering, were operated under common control by Abraham D. Gosman and, with respect to DASCO Development Corporation and affiliate ("DASCO") by Mr. Gosman and Bruce A. Rendina, since their respective dates of acquisition. Subsequent to the offering, the Company changed its fiscal year end from December 31 to January 31.

    During October 1997, the Company combined with Clinical Studies, Ltd. ("CSL"). This business combination was accounted for as a pooling of interest. CSL is a site management organization conducting clinical research for pharmaceutical and biotechnology companies and clinical research organizations at 42 centers located in 15 states. Accordingly, the financial statements for all periods prior to the effective date of the merger have been restated to include CSL and Clinical Marketing Ltd. ("CML") which was merged into CSL on January 1, 1997.

SIGNIFICANT EVENTS

    During May 1998, the Company announced that the Board of Directors had instructed management to explore various strategic alternatives for the Company that could maximize stockholder value. During August 1998, the Company announced that the Board of Directors approved several strategic alternatives to enhance stockholder value. The Board authorized a series of initiatives designed to reposition the Company as a significant company in pharmaceutical contract research, specifically clinical trials site management and outcomes research. The Company intends to link its physician networks with its clinical trials site management and outcomes research operations.

    During the year ended January 31, 1999, the Board approved, consistent with achieving its stated repositioning goal, a plan to divest and exit the Company's PPM business and certain of its ancillary services businesses, including diagnostic imaging, lithotripsy, radiation therapy, home health and infusion

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

1. DESCRIPTION OF BUSINESS AND RECENT EVENTS (CONTINUED) therapy. In the second quarter of 2000 the Company also decided to divest its investments in a surgery center and a physician network, and sell its real estate service operations. The revenue and pretax loss of these businesses which have been identified to be divested or disposed for the year ended January 31, 2000 were $92.5 million and $70.5 million, respectively. Net loss for the year ended January 31, 2000 included an extraordinary item of $49.6 million (net of tax of $0), which is primarily a non-cash charge related to these divestitures. In accordance with APB 16, the Company is required to record these charges as an extraordinary item since impairment losses are being recognized for divestitures and disposals expected to be completed within two years subsequent to a pooling of interests. Based on fair market value estimates, which have primarily been derived from purchase agreements, letters of intent, letters of interest and discussions with prospective buyers, the Company currently expects to realize net proceeds of approximately $2.4 million (subsequent to January 31, 2000 approximately $0.9 million was realized) from the sale of the remaining businesses identified to be divested or disposed and has recorded this amount as an asset held for sale on the balance sheet at January 31, 2000.

    The Company's extensive losses in the past two years, its negative cash flows from operations and its net negative equity position, as well as management's assessment that the Company will be unable to retire the $100 million 6.75% convertible subordinated debentures due 2003, raise substantial doubt as to the Company's ability to continue as a going concern. Management has developed plans to improve profitability of its core business operations and to convert the debtentures into common equity which is further described in Note 23--Subsequent Events.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its 50% or greater owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

ESTIMATES USED IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for the estimated proceeds to be realized from the assets held for sale, collectibility of receivables and third party settlements, depreciation and amortization, taxes and contingencies.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of highly liquid instruments with maturities at the time of purchase of three months or less.

REVENUE RECOGNITION

    Net revenues from services are reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) audit and retroactive adjustments. Provisions for estimated third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. The provision and related allowance are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated reimbursement levels with specific payors for new services, industry reimbursement trends and other relevant factors.

    Net revenues from clinical studies (which are included in net revenues from services) equal the fees to be received, primarily from pharmaceutical companies, as services are provided to patients enrolled in the studies. Revenues are recognized as patient visits are conducted and such services are provided. Payments received prior to providing services are recorded as unearned revenue.

    Net revenues from management service agreements include fees paid to the Company by the management service agreements for providing management services. These fees generally are either a fixed amount per enrollee or a specified percentage of capitated revenues. In addition, the Company may be entitled to participate in risk pools.

    In accordance with EITF 97-2, which the Company implemented during the fourth quarter of fiscal 1999, net revenues from management service agreements generally includes the net revenue generated by the physician practices net of payments to physicians. Under the agreements, the Company, in most cases, is responsible and at risk for the operating costs which include the reimbursement of all medical practice operating costs. For the years ended January 31, 2000, 1999, and 1998, the payments to physicians which have been netted against revenues were $42.5 million, $67.7 million and $65.4 million, respectively.

    Net revenues from real estate services are recognized at the time services are performed. In some cases fees are earned upon the achievement of certain milestones in the development process, including the receipt of a building permit and a certificate of occupancy of the building. Unearned revenue relates to all fees received in advance of services being completed on development projects.

THIRD PARTY REIMBURSEMENT

    For the years ended January 31, 2000, 1999, and 1998, approximately 17%, 16% and 19%, respectively, of the Company's net revenue was primarily from the participation of the Company's home healthcare entities and physician practices in Medicare programs. Medicare compensates the Company on a "cost reimbursement" basis for home healthcare, meaning Medicare covers all reasonable costs incurred in providing home healthcare. Medicare compensates the Company for physician services based on predetermined fee schedules. In addition to extensive existing governmental healthcare regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. Legislative changes to federal or state reimbursement systems could adversely and retroactively affect recorded revenues. As of January 31, 2000, the Company had divested or disposed of its home healthcare businesses and substantially all of its physician practices.

ASSETS HELD FOR SALE

    During the year ended January 31, 1999, the Board approved, consistent with achieving its stated repositioning goal, a plan to divest and exit the Company's PPM business and certain of its ancillary services businesses, including diagnostic imaging, lithotripsy, radiation therapy, home health and infusion therapy. In August 1999 the Company also decided to divest its investments in a surgery center and a

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) physician network, and sell its real estate service operations. The revenue and pretax loss of these businesses which have been identified to be divested or disposed for the years ended January 31, 2000 and 1999 were $92.5 million and $70.5 million, and $155.4 million and $96.3 million, respectively. Net loss for the year ended January 31, 2000 and 1999 included an extraordinary item of $49.6 million (net of tax of $0), and $96.8 million, respectively, which is primarily a non-cash charge related to these divestitures. Based on fair market value estimates, which have primarily been derived from purchase agreements, letters of intent, letters of interest and discussions with prospective buyers, the Company currently expects to realize net proceeds of approximately
$2.4 million (subsequent to January 31, 2000 approximately $0.9 million was realized) from the sale of the remaining businesses identified to be divested or disposed and has recorded this amount as an asset held for sale on the balance sheet at January 31, 2000. Assets and liabilities of the businesses held for sale have been removed from their respective accounts and therefore are excluded from the foregoing footnote disclosures related to these individual balance sheet items at January 31, 2000 and 1999, since these amounts have been reclassified to assets held for sale.

PROPERTY AND EQUIPMENT

    Additions are recorded at cost, or in the case of capital lease property, at the net present value of the minimum lease payments required, and depreciation is recorded principally by use of the straight-line method of depreciation for buildings, improvements and equipment over their useful lives. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Maintenance and repairs are charged to expense as incurred. Major renewals or improvements are capitalized. Assets recorded under capital leases are amortized over the shorter of their estimated useful lives or the lease terms.

INCOME TAXES

    The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred taxes arise primarily from the recognition of revenues and expenses in different periods for income tax and financial reporting purposes.

    Prior to the merger with CSL, CSL had elected to be treated as S Corporations as provided under the Internal Revenue Code (the "Code"), whereby income taxes are the responsibility of the shareholders. Accordingly, the Company's statements of operations do not include provisions for income taxes for income related to CSL prior to the merger. Prior to the merger, dividends were primarily intended to reimburse shareholders for income tax liabilities incurred.

PRO FORMA INFORMATION

    The pro forma net income and net income per share information in the consolidated statement of operations reflect the effect on historical results (prior to the merger with CSL) as if CSL had been a C corporation rather than an S corporation for income tax purposes.

GOODWILL

    Goodwill relates to the excess of cost over the value of net assets of the businesses acquired. Amortization is calculated on a straight-line basis over periods ranging from ten to 36 years. Accumulated amortization of goodwill was $1.6 million and $3.2 million at January 31, 2000 and 1999, respectively. The

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) decrease in accumulated amortization of goodwill is primarily attributable to the entities divested/disposed during the year ended January 31, 2000 and 1999 or the reclassification of accumulated amortization to assets held for sale at January 31, 2000 and 1999. Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires that goodwill be written down if anticipated future cash flows from operation are insufficient to justify the goodwill asset. The Company recorded a $36.1 million write-off of goodwill for the year ended January 31, 2000 due to the closure of certain unprofitable operations, both in clinical studies and network management, and the impairment of the assets of several sites as a result of SFAS 121.

    In connection with the Board of Directors' plan to reposition the Company, and due in part to the resignation of Bruce A. Rendina as Chief Executive Officer of the Company's real estate services segment, the Company downsized its real estate services segment in 1999 and subsequently sold the remaining real estate assets in 2000. During the fourth quarter ended January 31, 1999, the Company recorded a goodwill impairment write-down of approximately
$9.1 million, which eliminated the remaining goodwill of the real estate services segment. The asset of goodwill was determined to have been impaired because of the Company's decision to significantly downsize the real estate segment and the inability to generate future operating income without substantial revenue growth, which was determined to be uncertain. Moreover, anticipated future cash flows of the real estate segment indicated that the recoverability of the asset was not likely. The Company sold the real estate operation in August 1999.

MANAGEMENT SERVICE AGREEMENTS

    Management service agreements consist of the costs of purchasing the rights to manage medical oncology, physician groups and certain diagnostic imaging centers. These costs are amortized over the initial non-cancelable terms of the related management service agreements ranging from ten to 25 years. Under the long-term agreements, the medical groups have agreed to provide medical services on an exclusive basis only through facilities managed by the Company. Accumulated amortization of management service agreements was $.6 million and $1.4 million at January 31, 2000 and 1999, respectively. The decrease in accumulated amortization of management service agreements is primarily attributable to the entities divested/disposed during the years ended
January 31, 2000 and 1999 or the reclassification of accumulated amortization to assets held for sale at January 31, 2000 and 1999. Effective February 1, 1998, management changed its policies regarding amortization of its management services agreement intangible assets. The Company adopted a maximum of 25 years (from the inception of the respective intangible asset) as the useful life for amortization of its management services agreement intangible assets. Using the unamortized portion of the intangible at January 31, 1998, the Company began amortizing the intangible over the remainder of the 25 year useful life. These costs had historically been charged to expense through amortization using the straight-line method over the periods during which the agreements are effective, generally 30 to 40 years. This change represented a change in accounting estimate and, accordingly, does not require the Company to restate reported results for prior years. This change increased amortization expense relating to existing intangible assets at January 31, 1998, by approximately $0.7 million annually.

DEBT ISSUANCE COSTS

    Offering costs of approximately $5.6 million related to the convertible subordinated debentures and the revolving line of credit agreement (see Note 9) have been deferred and are being amortized over the life of the convertible subordinated debentures and the term of the revolving line of credit agreement,

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) respectively. The revolving line of credit agreement was amended during December 1998 and the maturity was changed to March 1999. Therefore, the amortization of the debt issuance costs related to this line of credit was accelerated, resulting in additional amortization expense of $0.6 million and $0.6 million for the years ended January 31, 2000 and 1999, respectively. Amortization expense of $1.4 million, $1.7 million and $0.7 million has been included as interest expense in the accompanying financial statements for the years ended January 31, 2000, 1999 and 1998, respectively.

LONG-LIVED ASSETS

    The Company periodically assesses the recoverability of long-lived assets, including property and equipment and intangibles, when there are indications of potential impairment, based on estimates of undiscounted future cash flows. The amount of impairment is calculated by comparing anticipated discounted future cash flows with the carrying value of the related asset. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic factors.

INVESTMENTS

    The equity method of accounting is used for investments when there exists a non-controlling ownership interest in another company that is greater than 20%. Under the equity method of accounting, original investments are recorded at cost and adjusted by the Company's share of earnings or losses of such companies, net of distributions. As of January 31, 2000 the Company's investment was $0 due to divestitures during the year.

NET INCOME (LOSS) PER COMMON SHARE

    Effective December 15, 1997, the Company adopted SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, the basic earnings per share is calculated by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Stock to be issued at a future date pursuant to acquisition agreements is treated as outstanding in determining basic earnings per share. In addition, diluted earnings per share is calculated using the weighted average number of shares of Common Stock and common stock equivalents, if dilutive.

STOCK OPTION PLANS

    On February 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made during the years ended January 31, 2000, 1999, and 1998, and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FISCAL YEAR

    Upon the completion of the merger during October 1997, CSL changed its fiscal year end from December 31 to January 31. Amounts consolidated for CSL for the year ended January 31, 1997 were based on a December 31 fiscal year end. As a result, CSL's historical results of operations for the month ending
January 31, 1997 are not included in the Company's consolidated statements of operations or cash flows.

RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications had no material effect on the previously reported consolidated financial position, results of operations or cash flows of the Company.

COMPREHENSIVE INCOME

    For the periods included in the Form 10-K, the Company does not have items of comprehensive income requiring reporting or disclosure.

ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

    In 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board issued EITF 97-2 concerning the consolidation of physician practice revenues. PPMs are required to consolidate financial information of a physician where the PPM acquires a "controlling financial interest" in the practice through the execution of a contractual management agreement even though the PPM does not own a controlling equity interest in the physician practice. EITF 97-2 outlines six requirements for establishing a controlling financial interest. EITF 97-2 is effective for the Company's financial statements beginning in the year ended January 31, 1999. Adoption of this statement reduced previously reported revenues and expenses for the years ended January 31, 1998 by $65.4 million. During August 1998, the Company announced its plan to divest and exit the PPM business. The assets, which have not yet been divested, are recorded as assets held for sale at January 31, 2000 and 1999.

    During the year ended January 31, 1999, the Company adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information". This Statement requires reporting of summarized financial results for operating segments as well as established standards for related disclosures about products and services, geographic areas and major customers. Primary disclosure requirements include total segment revenues, total segment profit or loss and total segment assets. The adoption of SFAS 131 did not affect the Company's results of operations or financial position but did affect the disclosure of segment information (see Note 21).

    In December 1999, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the Staff's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company is currently assessing the impact the provisions of this SAB will have on the financial statements.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the Company's financial position or results of operations.

3.  ACQUISITIONS

YEAR ENDED JANUARY 31, 1999 TRANSACTIONS (ALL INFORMATION RELATED TO THE NUMBER OF PHYSICIANS IS AS OF THE TRANSACTION DATE)

    During February 1998, the Company purchased New England Research Center, a clinical research center located in Massachusetts. At the time of its acquisition, New England Research Center had over 50 ongoing studies, primarily in allergy and asthma. In conjunction with the acquisition, the Company entered into a 40-year agreement with the physicians and employees to manage the clinical trials at New England Research Center. The purchase price was approximately $5.7 million. Of such purchase price, approximately $1.5 million was paid in cash and 333,006 shares of Common Stock were issued having a value of $4.3 million. The purchase price was allocated primarily to management services agreements and is currently being amortized over 25 years.

    During February 1998, the Company completed the formation of an MSO with Beth Israel Medical Center and the physician organizations that represented more than 1,700 physicians of Beth Israel and its parent corporation. The Company owns one-third of the MSO. The Company provides management services for the MSO which provides the physicians and hospitals with medical management and contract negotiation support for risk agreements with managed care payors. In connection with the formation of the MSO, PhyMatrix Management Company, Inc. ("Management"), a subsidiary of the Company, agreed with Beth Israel Medical Center ("Beth Israel") that Management and its affiliates (including the Company) would not, directly or indirectly, (i) operate, manage or provide risk contract management services to any physicians, IPAs or group practices located in New York County, Kings County or Westchester County, New York (the "Restricted Zone") which are affiliated with a hospital or hospital system or any affiliate (with certain exceptions) or (ii) participate with a hospital or hospital system or any affiliate (other than Beth Israel) in an MSO or other person that operates, manages or provides risk contract management services within the Restricted Zone (with certain exceptions). In addition, the owners of two-thirds of the MSO have the right to require the Company to purchase their interests at the option price, which is based upon earnings, during years six and seven. This relationship has been terminated by mutual agreement effective May 2000.

    During February 1998, the Company purchased a diagnostic imaging center located in Delray Beach, Florida. The base purchase price was approximately
$6.6 million. The base purchase price was paid in 495,237 shares of Common Stock of the Company. There was also a potential contingent payment up to a maximum of $2.0 million, which was not earned. The purchase price was allocated to the assets at fair market value including goodwill of $6.6 million. The resulting intangible was being amortized over 25 years. At January 31, 1999, the Company had recorded the estimated net realizable value of this business as assets held for sale and the business was sold in the year ended January 31, 2000.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

3.  ACQUISITIONS (CONTINUED)
    During March 1998, the Company entered into an administrative service agreement with HIA Bensonhurst Imaging Associates, LLP, a diagnostic imaging center in Brooklyn, New York. The consideration paid was approximately
$5.1 million of Common Stock. There is also a contingent payment up to a maximum of $1.9 million based on the center's earnings before taxes, which is payable in cash and/or Common Stock of the Company. As of January 31, 1999, this contingent payment had not been earned. The purchase price was allocated to the assets at fair market value including management services agreements of $5.1 million. The resulting intangible was being amortized over 25 years. At January 31, 1999, the Company had recorded the estimated net realizable value of this business as assets held for sale and the business was subsequently disposed of in the year ended January 31, 2000.

    During April 1998, the Company completed the formation of an MSO, which is 51% owned by the Company, with LIPH, LLC. The Company manages for the MSO the medical risk contracting for more than 2,600 physicians which are members in IPAs in New York. The base purchase price was $3.0 million. Of such price, $1.5 million was paid in cash and 143,026 shares of Common Stock were issued having a value of $1.5 million. There are also contingent payments up to a maximum of $5.0 million payable in cash and Common Stock, with $4.0 million of such amount based upon earnings during the three years after the closing date and the remaining $1.0 million based upon the achievement of certain conditions during any twelve-month period during the three years after the closing date. The Company and LIPH, LLC are in dispute as to amounts owed to the Company primarily for management services provided. The Company is in the process of negotiating the termination of this relationship.

    During April 1998, the Company acquired the business and certain assets of a clinical research company in Massachusetts. The base purchase price was $2.6 million plus the assumption of liabilities of approximately $0.4 million. Of such purchase price, $1.5 million was paid in 144,405 shares of Common Stock of the Company, $70,000 is payable in shares of Common Stock on the first anniversary of the closing date and $1.1 million is payable in shares of Common Stock of the Company on the second anniversary of the closing date. In addition, there is a contingent payment up to a maximum of $2.4 million payable in Common Stock based on earnings before taxes during the next four years. Through
January 31, 2000, this contingent payment has not been earned. The purchase price was allocated to the assets at fair market value including goodwill of $2.7 million. The resulting intangible was being amortized over 20 years and in the year ended January 31, 2000 was written off due to a FAS 121 evaluation and the anticipation of insufficient cash flow to support the amount of goodwill being carried on the balance sheet. In April 2000 the Company issued approximately 5.2 million shares of Common Stock in satisfaction of the $1.1 million payable.

    During January 1999, the Company acquired the stock of, and entered into a management agreement with, a clinical research company specializing in allergy and asthma research located in Illinois. The purchase price for the stock was approximately $4.2 million. Of such purchase price, $1.6 million was paid in cash during March 1999 and $2.6 million is payable primarily under non-interest bearing promissory notes between the second and fifth anniversaries of the closing date. The purchase price was allocated to the assets at fair market value including management service agreements of $3.5 million. The resulting intangible is being amortized over 25 years.

CSL MERGER

    Effective October 15, 1997, a subsidiary of the Company merged with CSL in a transaction that was accounted for as a pooling of interests. The Company exchanged 5,204,305 shares of its Common Stock for

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

3.  ACQUISITIONS (CONTINUED)
all of the outstanding common stock of CSL. The Company's historical financial statements for all periods have been restated to include the results of CSL.

    The following table, which is unaudited, reflects the combined revenues, net income, net income per share and weighted average number of shares outstanding for the respective periods. The Pro Forma Combined column adjusts the historical net income for CSL to reflect the results of operations as if CSL had been a C corporation rather than an S corporation for income tax purposes. The Adjusted Pro Forma Combined column adjusts the Pro Forma Combined column by eliminating certain noncontinuing charges incurred by CSL.

                                                                               PRO      ADJUSTED
                                                                              FORMA     PRO FORMA
                                                         ICSL       CSL      COMBINED   COMBINED
                                                       --------   --------   --------   ---------
                                                                      (UNAUDITED)
                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                          FOR THE YEAR ENDED JANUARY 31, 1998
Revenues.............................................  $251,211   $29,968    $281,179   $281,179
Net income...........................................  $  7,253   $ 2,422    $  9,675   $ 20,368
Net income per share--basic..........................  $   0.30   $  0.46    $   0.33   $   0.69
Net income per share--diluted........................  $   0.30   $  0.46    $   0.33   $   0.68
Weighted average number of shares
  outstanding--basic.................................    24,482     5,208      29,690     29,690
Weighted average number of shares
  outstanding--diluted...............................    24,940     5,289      30,229     30,229

    Non-continuing charges, referred to above that were incurred by CSL include management fees of $907,000 ($544,000 after tax) paid to the principal shareholders of CSL.

    As a result of using the pooling of interests method of accounting, transaction expenses of $10.2 million were recorded as a one-time charge to the Company's statement of operations during the quarter ended October 31, 1997 which represents the period in which the transaction closed. A summary of these expenses is as shown below:

                                                        CSL        ICSL      TOTAL
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Legal...............................................   $  200      $300     $   500
Accounting..........................................      200       175         375
Investment Banking..................................    3,600       325       3,925
Other...............................................      250       100         350
                                                       ------      ----     -------
Subtotal transaction expenses.......................    4,250       900       5,150
                                                       ------      ----     -------
CNS Consulting(1)...................................    5,000        --       5,000
                                                       ------      ----     -------
Total...............................................   $9,250      $900     $10,150
                                                       ======      ====     =======

------------------------

(1) Represents buyout of consulting contract.

CONTRACT MANAGEMENT ACQUISITIONS

    During April 1997, the Company acquired a pulmonary physician network company for a base purchase price of $3.2 million. Of such purchase price, $0.9 million was paid in cash and 180,717 shares of

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

3.  ACQUISITIONS (CONTINUED)
Common Stock of the Company were issued during May 1997 having a value of $2.3 million. There is also a contingent payment of up to a maximum of $2.0 million based on the acquired entities' earnings before taxes during the three years subsequent to the closing, which will be paid in cash and/or Common Stock of the Company. During May 1998, the Company issued 88,149 shares of Common Stock of the Company having a value of $1.1 million, representing a portion of the aforementioned contingent payment. As of January 31, 2000, the Company no longer has this relationship and therefore there is no further commitment.

    During December 1997, the Company purchased the stock of Urology Consultants of South Florida. The base purchase price was approximately $3.6 million, paid in 244,510 shares of Common Stock of the Company. There is also a contingent payment of up to a maximum of $2.0 million based on the acquired entities' earnings before taxes during the three years subsequent to the closing, which will be paid in cash and/or Common Stock of the Company. As of January 31, 2000, this contingent amount has not been earned. The purchase price has been allocated to the assets at their fair market value including goodwill of $3.6 million. The resulting goodwill is being amortized over 30 years.

    The accompanying financial statements include the results of operations derived from the businesses purchased by the Company since their respective date of acquisition. The following unaudited pro forma information presents the results of operations of the Company for the years ended January 31, 1999 and 1998 as if the acquisition of the entities purchased during such fiscal years had been consummated on February 1, 1997. Such unaudited pro forma information is based on the historical financial information of the entities that have been purchased and does not include operational or other changes that might have been effected pursuant to the Company's management. The unaudited pro forma information presented below is for illustrative informational purposes only and is not necessarily indicative of results which would have been achieved or results which may be achieved in the future:

                                                                PRO FORMA
                                                               JANUARY 31,
                                                         ------------------------
                                                            1999          1998
                                                         -----------   ----------
                                                               (UNAUDITED)
                                                         (IN THOUSANDS EXCEPT FOR
                                                             PER SHARE DATA)
Revenues...............................................   $ 295,369     $310,729
Net income (loss)......................................    (129,070)      15,647
Net income (loss) per share--basic.....................   $   (3.92)    $   0.48
Net income (loss) per share--diluted...................   $   (3.92)    $   0.48

4.  EXTRAORDINARY ITEMS AND NONRECURRING CHARGES

    During August 1998, the Company initiated its plan to divest and exit the PPM business and certain of its ancillary service businesses. Through the nine months ended October 31, 1998, the Company had recorded an extraordinary charge (net of tax of $8.4 million) of $51.6 million related to the planned divestitures. During the fourth quarter ended January 31, 1999, the Company recorded an additional extraordinary charge of $45.2 million. In accordance with APB 16, the Company is required to record these charges as an extraordinary item since impairment losses are being recognized for divestitures and disposals expected to be completed within two years subsequent to a pooling of interests (the pooling of interests with CSL was effective October 15, 1997). The
$45.2 million extraordinary charge during the fourth quarter, which was primarily a non-cash charge, consisted of (i) approximately $19.0 million

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

4. EXTRAORDINARY ITEMS AND NONRECURRING CHARGES (CONTINUED) resulting from the entities divested during the fourth quarter as well as a revision of the estimated proceeds, based on current fair market value estimates, for the sale of the remaining businesses originally identified to be divested or disposed; (ii) approximately $17.8 million primarily related to the Company's decision, during the fourth quarter, to divest its home health business and exit its infusion therapy business; and (iii) approximately
$8.4 million representing a tax benefit that was applied to the extraordinary item during the nine months ended October 31, 1998 and subsequently applied to ordinary income in the fourth quarter as required by SFAS 109. Extraordinary items generated a tax loss of $54.0 million. This loss cannot reasonably be expected to be utilized in the future. Accordingly, a full valuation allowance has been established at January 31, 1999.

    During the year ended January 31, 1999, the Board approved, consistent with achieving its stated repositioning goal, a plan to divest and exit the Company's PPM business and certain of its ancillary services businesses, including diagnostic imaging, lithotripsy, radiation therapy, home health and infusion therapy. During the second quarter of 2000, the Company also decided to divest its investments in a surgery center and a physician network, and sell its real estate service operations. Net loss for the year ended January 31, 2000 included an extraordinary item of $49.6 million (net of tax of $0), which is primarily a non-cash charge related to these divestitures.

    During the year ended January 31, 1999, the Company recorded a nonrecurring pretax charge of $10.5 million. Of this amount, $8.7 million related primarily to the termination of several physician management and employment agreements prior to the Company's decision in August 1998 to reposition (see Note 1) and $1.8 million related to the write-off of the remaining investment in an ambulatory surgery center.

    During the year ended January 31, 2000, the Company recorded a nonrecurring pretax charge of $1.7 million which represents additional severance costs in conjunction with the sale of assets and the repositioning of the Company.

5.  NOTES RECEIVABLE

    As of January 31, 2000 and 1999, the Company had a non-recourse loan of $2.7 million to the shareholders of Physicians Choice, LLC pursuant to the agreement under which the Company purchased the remaining ownership interests in Physicians Choice Management, LLC. The notes have a variable rate of interest, a final maturity in April 2004 and are collateralized by shares of Common Stock of the Company. These loans have been written down to the net realizable value of the Common Stock of $0 and $1.0 million on January 31, 2000 and 1999. The Company foreclosed on these notes and took back the stock in December 1999. The Company recorded a pretax charge of approximately $1.0 million and $1.7 million for the years ended January 31, 2000 and 1999, respectively.

    In connection with the sale of real estate during the years ended
January 31, 1999 and 1998, the Company recorded notes receivable of $5.2 million and $1.7 million, respectively. The outstanding balance of these notes was $4.8 million and $6.9 million at January 31, 2000 and 1999, respectively. The notes bear interest at 9.5% and 8.5%, respectively, and have final maturities through August 2008. The purchaser defaulted on the $5.2 million note and the Company renegotiated a $4.8 million cash settlement in April 2000. Accordingly, the note was written down to $4.8 million as of January 31, 2000.

    In May 1998, the Company made a loan in the original principal amount of $1.0 million to Dr. Eric Moskow, a director and former employee of the Company. Originally, this loan had an interest rate of

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

5.  NOTES RECEIVABLE (CONTINUED)
5.56% per annum and was due in May 2005. On January 27, 2000, the Company entered into a Consulting Agreement and Release with Dr. Moskow. Pursuant to this agreement, Dr. Moskow has ceased his employment with the Company, but remains as a director and a consultant. The agreement, among other provisions, provides for the termination of Dr. Moskow's employment agreement, the cancellation of all outstanding stock options and the cancellation of his indebtedness to the Company in the amount of $1 million. By terminating
Dr. Moskow's employment agreement, the Company avoided a payment of $1 million that would have been due to Dr. Moskow under his employment agreement upon the closing of the Recapitalization described in Note 23--Subsequent Events. Also, in August 1996, in connection with the acquisition of his company, the Company loaned Dr. Moskow approximately $448,000 on a non-recourse basis, secured by the pledge of 58,151 shares of Company Common Stock. On December 29, 1999, the Company foreclosed on the pledged shares and wrote-off the balance of the note.

    As of January 31, 2000 and 1999, the Company had outstanding loans receivable totaling $1.1 million and $1.9 million to various related entities and individuals. For January 31, 2000 and 1999, the amount includes a $1.0 million loan made in May 1998 to Dr. Moskow, described above, and a $0.9 million unsecured note due on demand bearing interest of 10%, to a limited partnership in which Mr. Gosman is a partner, which was paid off in April 2000. Additionally, for January 31, 2000, the amount includes a $0.2 million non-interest bearing note to CareMatrix, a corporation of which Mr. Gosman is an officer which is payable by May 31, 2000 (see Note 13).

    During fiscal 1999, the Company advanced $10.9 million, which is reflected in advances to stockholders and other assets at January 31, 1999, to Chancellor Development Corp., a company principally owned by Mr. Gosman relating to the development of a healthcare facility and retirement community. This
$10.9 million is evidenced by a note due July 2000 which accrues interest at the prime rate and is guaranteed by Mr. Gosman. To secure his obligation under the guarantee, Mr. Gosman pledged the stock of another company principally owned by him ("Windrows") and (subject to prior pledges) 8.2 million shares of Company Common Stock ("ICSL Pledged Shares"). Until the note has been repaid in full, the Company has the right to vote the ISCL Pledged Shares, subject to the rights of any prior pledgee. During November 1999, the Company agreed to waive claims for interest on the note through the maturity date in consideration of waivers of claims for unpaid rent with respect to certain leases and the termination or amendment of these leases.

    Since the ICSL Pledged Stock is subject to a prior pledge, the principal security for the note is the guarantee and the Windrows stock. Windrows sole asset is a 295 unit retirement community development in Princeton, New Jersey which is substantially complete. At the time of the $10.9 million advance, profits from unit sales were expected to be available to repay the note on maturity in July 2000. However, delays in construction resulted in significantly increased development costs and delays in unit sales, requiring Windrows to increase its construction financing in December 1999. While approximately 35% of the units have been sold or are under contract, Windrows anticipates a sell-out of the remaining units over the next 24 months. The increased leverage and sell-out delays have reduced Windrows' residual interest in the project and, correspondingly, the value of the Company's collateral. In view of the reduction in Windrow's residual interest and the delays and uncertainties inherent in proceeding against the Windrows stock and its underlying assets, in January 2000, the Company completely wrote off the note. Notwithstanding the write-down, the Company is evaluating and intends to pursue its options for collecting the note, including a lawsuit on the guarantee and/or foreclosing on the pledged stock (See Note 13).

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

5.  NOTES RECEIVABLE (CONTINUED)
    During the years ended January 31, 1999, the Company wrote down a note receivable that was collateralized by shares of Common Stock of the Company to its estimated net realizable value. The shares of Common Stock were tendered to the Company in satisfaction of the notes and accordingly the Company recorded the shares as treasury stock. Based on the estimated net realizable value of this note receivable, the Company recorded a pretax charge of approximately $1.0 million for the year ended January 31, 1999.

    In connection with the divestiture of businesses in the years ended
January 31, 2000 and 1999, the Company had notes receivable outstanding of approximately $6.3 million and $2.5 million for the years ended January 31, 2000 and 1999, respectively. These loans pay no interest and have maturities ranging from 2002 to 2005 and the Company has imputed interest and reduced the notes to their current present value.

6.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                   ESTIMATED        JANUARY 31,
                                                  USEFUL LIFE   -------------------
                                                    (YEARS)       2000       1999
                                                  -----------   --------   --------
                                                                  (IN THOUSANDS)
Land............................................                $ 3,090    $ 3,926
Building........................................        15            0        795
Furniture and fixtures..........................       5-7        3,538      5,152
Equipment.......................................      5-10        4,276      2,160
Computer software...............................         5        1,535      1,173
Leasehold improvements..........................      4-20          411        640
                                                                -------    -------
Property and equipment, gross...................                 12,850     13,846
Less accumulated depreciation...................                 (3,751)    (2,822)
                                                                -------    -------
Property and equipment, net.....................                $ 9,099    $11,024
                                                                =======    =======

    Depreciation expense was $6.2 million, $6.1 million and $5.0 million, respectively, for the years ended January 31, 2000, 1999 and 1998, respectively.

    During the year ended January 31, 1999, the Company sold real estate and a radiation therapy center for $7.8 million and $2.5 million, respectively. These sales resulted in gains of $4.5 million and $0.9 million, respectively. In connection with the sale of real estate, $2.6 million was paid in cash and the Company recorded a note receivable for the balance of $5.2 million. As of January 31, 2000 this note has been reduced to $4.8 million through renegotiations and $0.5 million has been written off.

7.  INVESTMENT IN AFFILIATES

    On December 31, 1994, the Company purchased a 36.8% interest in Mobile Lithotripter of Indiana Partners, for $2.7 million. During December 1998, the Company, in connection with its plan to divest and exit the lithotripsy business, sold this investment for $1.9 million. During August 1995, the Company purchased a 46% interest in I Systems, Inc., for $0.2 million. I Systems, Inc. is engaged in the business of claims processing and related services. The Company has the option to purchase up to an additional 30% interest in I Systems for $33,333 in cash for each additional one percent of ownership interest purchased.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

7.  INVESTMENT IN AFFILIATES (CONTINUED)
As of January 31, 1999, the Company's ownership interest in I Systems, Inc. was approximately 49% and such investment was included in assets held for sale. This investment was sold November 1999 and no proceeds were received. During 1997, the Company entered into a partnership agreement whereby it became a 50% partner in an ambulatory surgery center. The Company contributed approximately
$1.5 million to the partnership for its partnership interest. During the year ended January 31, 1999, the Company recorded a nonrecurring pretax charge of $1.8 million to write-off its remaining investment in the ambulatory surgery center as well as to accrue for its portion of the future lease obligations. All the above affiliated interests have been terminated as of January 31, 2000.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

8.  ACCRUED AND OTHER CURRENT LIABILITIES

    Accrued and other current liabilities consist of the following:

                                                                  JANUARY 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Accrued rent................................................  $ 1,397    $ 1,442
Accrued income taxes........................................       62        515
Accrued professional fees...................................    3,746      2,116
Accrued additional purchase price...........................    6,070      1,000
Accrued interest............................................    1,043        907
Unearned revenue............................................    3,276      2,015
Other.......................................................    7,981      3,628
                                                              -------    -------
Total accrued and other current liabilities.................  $23,575    $11,623
                                                              =======    =======

9.  LONG-TERM DEBT, NOTES PAYABLE AND CAPITAL LEASES

    Long-term debt, notes payable and capital leases consist of the following:

                                                                  JANUARY 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Convertible subordinated debentures, with an interest rate
  of 6.75%, a maturity date of June 15, 2003, and a
  conversion price of $28.20 per share......................  $100,000   $100,000
Mortgage note payable to a bank, collateralized by the
  assets of an outpatient Surgery center, payable in monthly installments of $6,628 including interest at 8.86% and a
  final maturity of November 2001...........................        --        686
Note payable to former shareholders of a clinical research
  company, which is non-interest bearing and has maturity
  dates through January 2004................................     2,207      3,760
Convertible acquisition notes payable with various maturity
  dates through October 3, 2001 and an interest rate of
  7%........................................................     2,925      3,925
Acquisition earnouts payable with various maturity date
  through 2001..............................................        47        138
Revolving line of credit with a financial institution with a maturity date of March 1999 and an interest rate of 9% at
  January 31, 1999..........................................        --      9,117
Revolving line of credit with a financial institution with a maturity date of March 2002 and an interest rate of 9.5%
  at January 31, 2000.......................................    10,463         --
Capital lease obligations with maturity dates through
  September 2015 and interest rates ranging from 8.5% and
  12%.......................................................       310         31
                                                              --------   --------
                                                               115,952    117,657
Less current portion of capital leases......................       (63)        (6)
Less current portion of debt................................  (111,655)   (12,186)
                                                              --------   --------
Long-term debt and capital leases...........................     4,234   $105,465
                                                              ========   ========

    The convertible acquisition notes payable are convertible into Common Stock of the Company. At the option of the note holders, $2.9 million of the amount outstanding at January 31, 2000 is convertible at a conversion price of $16.425 per share. Of this amount, $1.0 million and $0.5 million was repaid in cash

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

9. LONG-TERM DEBT, NOTES PAYABLE AND CAPITAL LEASES (CONTINUED) during the years ended January 31, 2000 and 1999, respectively. At the option of the Company, $10.0 million of the amount outstanding at January 31, 1998 was payable in either cash or Common Stock of the Company. Of such amount
$5.0 million was paid in shares of Common Stock of the Company during February 1998 and $5.0 million was paid in cash during May 1998.

    In September 1997, the Company entered into a secured credit agreement with a bank providing for a $100 million revolving line of credit for working capital and acquisition purposes. During December 1998, the Company amended the credit agreement to reduce the availability thereunder, modify covenants and provide for the expiration of the line of credit in March 1999. At January 31, 1999, $14.6 million was outstanding ($5.5 million of which was for letters of credit). The credit agreement existing at January 31, 1999 (i) prohibited the payment of dividends by the Company; (ii) limited the Company's ability to incur indebtedness and make acquisitions except as permitted under the credit agreement and (iii) required the Company to comply with certain financial covenants which include minimum net cash flow requirements. The maximum amount outstanding under the line of credit during the year ended January 31, 1999 was $10.0 million (not including letters of credit).

    During March 1999, the Company obtained a new $30.0 million revolving line of credit which has a three-year term and availability based upon eligible accounts receivable. The line of credit bears interest at prime plus 1.0% and fees of 0.0875%. Approximately $9.2 million of proceeds from the new line of credit were used to repay the previous line of credit, and approximately
$2.0 million was used as cash collateral for a $2.0 million letter of credit. The line of credit is collateralized by the assets of the Company, limits the ability of the Company to incur certain indebtedness and make certain dividend payments and requires the Company to comply with customary covenants. Proceeds from asset sales must be used to repay the line of credit to the extent the sold assets included eligible accounts receivable. At January 31, 2000, approximately $10.5 million was outstanding under the line, which is included in the current portion of debt and capital leases.

    The Company's lender has alleged that the Company is in default of certain non-financial covenants under its revolving line of credit, which alleged defaults are subject to cure within specified periods. The Company disputes this allegation and is currently in negotiations with its lender to resolve this dispute. These negotiations will likely result in reducing the amount available for borrowings under the Company's existing line of credit. However, the Company believes that, assuming the Recapitalization described in Note 23--Subsequent Events is effected, cash flow from operations, available cash, expected cash to be generated from the assets held for sale and available borrowings under its revolving line of credit, will be adequate to meet its liquidity needs for the next 12 months although there can be no assurances that this will be the case.

    The Company anticipates that it will arrange for new working capital financing in conjunction with the proposed Recapitalization. There can be no assurances, however, that the Company will be able to obtain such working capital financing on terms favorable to the Company or at all.

    The Company currently has outstanding $100 million in face amount of convertible subordinated debentures (the "Debentures") which bear interest at an annual rate of 6 3/4% payable semi-annually on each June 15 and December 15. The next interest installment on the Debentures is due June 15, 2000 and the Debentures mature on June 15, 2003. The Debentures are unsecured obligations of the Company and are guaranteed by certain of the Company's wholly-owned subsidiaries. The Debentures are convertible into Common Stock of the Company, at a conversion price of $28.20 per share, subject to adjustment. The

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

9.  LONG-TERM DEBT, NOTES PAYABLE AND CAPITAL LEASES (CONTINUED)
Company has the right to redeem the Debentures at various redemption prices declining from 103.86% of the principal amount to par on and after June 18, 1999. Debentureholders have the right to require the Company to purchase all or any part of their Debentures upon the occurrence of a "change in control" (as defined in the Indenture) on or before June 1, 2003 for 100% of the principal amount thereof, together with accrued and unpaid interest. The commencement by the Company or any subsidiary of any voluntary case or proceeding under any bankruptcy, insolvency, reorganization or other similar law as contemplated by the Recapitalization described above under "Repositioning" would constitute an Event of Default under the Indenture governing the Debentures. The Company has reclassified the Debentures as current as of January 31, 2000 as it is not in full compliance with the Indenture governing the Debentures.

    In early April 2000, Moody's Investors Service downgraded the Debentures from B3 to Caa3. According to Moody's, this rating action was in response to the Company's declining revenue and continued operating losses in recent quarters. On May 26, 2000, Moody's downgraded the Debentures from Caa3 to C, based upon the Company's announcement that it intends to complete a recapitalization in bankruptcy as described in Note 23--Subsequent Events.

    The Company's extensive losses from operations in the past two years, its negative cash flows from operations and net negative equity position, as well as management's assessment that the Company will be unable to retire the Debentures at maturity, raise substantial doubt about the Company's ability to continue as a going concern. In response, the Company has developed plans to improve profitability of its core business operations and to recapitalize the Company by converting the Debentures into common equity as described in
Note 23--Subsequent Events.

    The following is a schedule of future minimum principal payments of the Company's long-term and convertible debt and the present value of the minimum lease commitments at January 31, 2000:

                                                                          CAPITAL
                                                                DEBT       LEASES
                                                              ---------   --------
                                                                 (IN THOUSANDS)
Through January 31, 2001....................................  $ 111,655     $ 93
Through January 31, 2002....................................      3,204       95
Through January 31, 2003....................................         --       89
Through January 31, 2004....................................        736       65
Through January 31, 2005....................................         47       33
Thereafter
                                                              ---------     ----
Total.......................................................    115,642      375
Less amounts representing interest and executory costs......                 (65)
                                                              ---------     ----
Total long-term debt and present value of minimum lease
  payments..................................................    115,642      310
Less current portion........................................   (111,655)     (63)
                                                              ---------     ----
Long-term portion...........................................      3,987      247
                                                              =========     ====

10.  LEASE COMMITMENTS

    The Company leases various office space and certain equipment pursuant to operating lease agreements.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

10.  LEASE COMMITMENTS (CONTINUED)
    Future minimum lease commitments (including entities held for sale) consisted of the following at January 31 (in thousands):

2001........................................................   4,795
2002........................................................   4,206
2003........................................................   3,180
2004........................................................   2,591
2005........................................................   1,469
Thereafter..................................................   2,417

11.  TREASURY STOCK

    During 1998, the Board of Directors authorized a share repurchase plan pursuant to which the Company may repurchase up to $15.0 million of its Common Stock from time to time on the open market at prevailing market prices. Through January 31, 2000, the Company had repurchased 1,260,000 shares at a net purchase price of $2.2 million and returned 120,000 to the treasury in exchange for notes receivable of $0.4 million.

12.  COMMITMENTS AND CONTINGENCIES

    On October 18, 1997, the Florida Board of Medicine, which governs physicians in Florida, declared that the payment of percentage-based fees by a physician to a physician practice management company in connection with practice-enhancement activities subjects a physician to disciplinary action for a violation of a statute which prohibits fee-splitting. Some of the Company's contracts with Florida physicians include provisions providing for such payments. The Company appealed the ruling to a Florida District Court of Appeals and the Board stayed the enforceability of its ruling pending the appeal. Oral arguments were held on May 26, 1999, and the judge upheld the Board of Medicine's ruling. The Company may be forced to renegotiate those provisions of the contracts that are affected by the ruling. While these contracts call for re-negotiation in the event that a provision is not found to comply with state law, there can be no assurance that the Company would be able to renegotiate such provisions on acceptable terms. The contracts affected by this ruling are with the physician practices the Company has sold or has identified to be divested or disposed and for which the assets are included in assets held for sale at January 31, 2000.

    In conjunction with a physician practice management agreement with a physician practice in Florida, the Company has filed suit against the practice to enforce the guarantees executed in connection with the management agreement. The practice has filed a counterclaim alleging fraudulent inducement and illegality of the management agreement. The Company intends to prosecute and defend the case. However, if the Company is not successful it may be required to record an impairment charge up to a maximum of $3.7 million. A reserve has been established to reflect the probable loss.

    A subsidiary of the Company, Oncology Therapies, Inc. ("OTI") (formerly Radiation Care, Inc., ("RCI")) is subject to the litigation which relates to events prior to the Company's operation of RCI, and the Company has agreed to indemnify and defend certain defendants in the litigation who were former directors and officers of RCI, subject to certain conditions. The Company has entered into definitive agreements to settle this litigation. The terms of the settlements will not have a material adverse effect on the Company's business, financial position or results of operations.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

12.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company has entered into employment agreements with certain of its employees, which include, among other terms, non-competition provisions and salary and benefits continuation. During December 1998, Robert A. Miller resigned as President and a member of the Board of Directors of the Company. In addition, during December 1998, the Company and Robert A. Miller entered into a Separation and Severance Agreement (the "Miller Severance Agreement") and a Consulting Agreement for Physician Practice Management Assets (the "Miller Consulting Agreement"). Pursuant to the Miller Severance Agreement, the Company is required to pay Mr. Miller a severance payment equal to $0.6 million, which was recorded as severance expense during the fourth quarter ended January 31, 1999. Mr. Miller agreed not to solicit any employees of the Company and not to compete against the Company for a period of two years from the termination of the Miller Consulting Agreement. The Miller Consulting Agreement provides for Mr. Miller to assist the Company in its divestiture of certain assets held for sale. In consideration for such services, the Company was required to pay to Mr. Miller $0.4 million. Mr. Miller has been paid all sums due to him as of January 31, 2000.

    In conjunction with the acquisition of a clinical research center during the year ended January 31, 1998, the Company may be required to make contingent payments based on revenue and profitability measures over the next five years. The contingent payment will equal 10% of the excess gross revenue, as defined, provided the gross operating margins exceed 30%. No amounts were earned during 2000 or 1999.

    In conjunction with various acquisitions that were completed during the years ended January 31, 1999, 1998 and 1997, the Company may be required to make various contingent payments in the event that the acquired companies attain predetermined financial targets during established periods of time following the acquisitions. If all of the applicable financial targets were satisfied, for the periods covered, the Company would be required to pay an aggregate of approximately $4.4 million and $24.9 million for the years ended January 31, 2000 and 1999, respectively. Approximately $2.3 million was paid relative to the January 31, 1999 fiscal year. The payments, if required, shall be payable in cash and/or Common Stock of the Company.

    In conjunction with certain of its acquisitions, the Company has agreed to make payments in shares of Common Stock of the Company which are generally issued one year from the closing date of such acquisitions with number of shares generally determined based upon the average price of the stock during the five business days prior to the date of issuance. As of January 31, 2000, the Company had committed to issue $1.1 million of Common Stock of the Company using the methodology discussed above. In April 2000 the Company issued approximately
5.2 million shares of Common Stock in satisfaction of this commitment.

    In connection with a joint venture partnership (the "Joint Venture") between the Company and Tenet Healthsystem Hospitals, Inc. ("Tenet") to own and operate an ambulatory surgical center and diagnostic radiology facility in Florida, Tenet filed suit against the Company on September 23, 1999 in the Palm Beach County Circuit Court (Florida) for (1) rescission of the Joint Venture agreement and (2) damages of approximately $2.0 million for breach of contract, breach of fiduciary duty, and breach of good faith and fair dealing (the "Tenet Suit"). The Tenet Suit chiefly alleges that the Company engaged in self-dealing to the detriment of Tenet and failed to meet its obligations under the Joint Venture agreement, such obligations relating principally to certain financial commitments concerning the Joint Venture. This litigation has recently been stayed to allow the parties to negotiate an unwinding of the Joint Venture and review the potential for a negotiated settlement. If the parties are unable to reach agreement, the Company intends to file counterclaims against Tenet and defend the case.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

12.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    In a related matter, PBG Medical Mall MOB1 Properties ("Mall"), which is owned principally by Company director and former Chairman and Chief Executive Officer, Abraham D. Gosman, filed suit on September 8, 1999 in Palm Beach County Circuit Court for eviction against both Tenet, as tenant of Mall, and the Joint Venture, as subtenant of Mall. On September 24, 1999, Mall also filed suit for damages against Tenet and the Joint Venture in the Palm Beach County Circuit Court alleging breach of contract. The parties have reached a settlement in this litigation.

    The Company also currently is involved in litigation and arbitration pertaining to New York Network Management, L.L.C. ("NYNM"), a joint venture entered into by a subsidiary of the Company (the "Subsidiary"), Paul Ackerman, M.D. ("Ackerman") and Elizabeth Kelly, R.N. ("Kelly") under an Operating Agreement dated November 11, 1996 (the "Operating Agreement"). With regard to the litigation, on March 3, 2000, Kelly and Ackerman filed a Motion for Summary Judgment in Lieu of Complaint (the "Motion") with the Supreme Court of the State of New York, County of Kings (the "NY Supreme Court"). Kelly and Ackerman allege that under the Operating Agreement and a subsequent amendment to the Operating Agreement (together with the Operating Agreement, the "Agreements"), they had been granted a "put" right to the effect that anytime within a 3 year period after the third anniversary of the Operating Agreement (November 11, 1999), Ackerman and Kelly could require the Subsidiary to purchase a portion of their interest in NYNM (the "Put Right"), with the Put Right guaranteed by the Company. The purchase price was to be a fixed multiple of NYNM's revenues, with a minimum price of $5 million. The Motion alleges that on December 20, 1999 Ackerman and Kelly served formal notice to the Company that they were exercising their Put Right seeking the $5 million minimum price which Ackerman and Kelly contend under the Agreements was to be paid by February 21, 2000 and is now overdue. The Company has filed a motion with the NY Supreme Court to stay this litigation pending the outcome of a related arbitration proceeding described below, which motion is currently under advisement. The Company has reserved for its potential exposure on this claim pending the outcome of this litigation.

    On March 3, 2000, Ackerman, Kelly and NYNM also submitted a demand for arbitration under the Operating Agreement to the American Health Lawyers Association Alternative Dispute Resolution Service (New York) (the "AHLA") contending that the Subsidiary and the Company had diverted cash from NYNM for their own corporate purposes. They allege that approximately $3,980,000 was taken from NYNM's account from October of 1998 through July of 1999 and that $1,650,000 of that amount was removed without authority. Kelly, Ackerman and NYNM request the return of the funds to NYNM. At this writing the parties are in the process of selecting an arbitrator. The Company believes that this claim is without merit and intends to vigorously defend this action.

    The Company is subject to legal proceedings in the ordinary course of its business. While the Company cannot estimate the ultimate settlements or awards with respect to these legal proceedings, if any, the outcome could have a material adverse effect on the Company, its liquidity, financial position or results of operations.

13.  RELATED PARTY TRANSACTIONS

    Included in operating expenses for the year ended January 31, 1998 is approximately $0.9 million discretionary management fees that were paid or accrued, prior to the CSL merger, to the principal shareholders of CSL for management-related services.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

13.  RELATED PARTY TRANSACTIONS (CONTINUED)
    In January 1997, a privately held entity principally owned by Mr. Gosman assumed the Company's obligations as lessee under a capital lease, which obligations then exceeded the fair market value of the lease by $0.6 million. The Company occupied office space for offices in West Palm Beach, Florida under the terms of a lease that the Company assumed from a company the stockholders and executive officers of which include Mr. Gosman and Frederick R.Leathers, a former officer of the Company. The terms of the assumed lease are the same as those to which such affiliated company was obligated. As of January 31, 1999, the total amount of lease payments to be made under the assumed lease through the end of the current lease term was estimated to be approximately
$0.4 million. During the year ended January 31, 2000, the Company leased office space at a cost of $0.3 million for its Florida corporate office from PBG Medical Mall MOB 1 Properties, Ltd., of which Mr. Gosman is a partner. During the year ended January 31, 1999, the Company leased office space on behalf of certain of its affiliated physicians from a limited partnership of which Mr. Gosman owns a controlling interest in the limited partner and general partner. The aggregate base rent paid during the year under such leases was approximately $0.1 million.

    DASCO provided development and other services in connection with the establishment of health parks, medical malls and medical office buildings. DASCO provided these services to or for the benefit of the owners of the new facilities, which owners are either corporations or limited partnerships. As of January 31, 1999, Mr. Gosman, individually and as trustee for his two sons, and Mr. Leathers had obtained equity interests in an aggregate of 17 facilities developed or being developed by DASCO and had interests in five of such facilities. The interest of Mr. Gosman (individually and as trustee) in such facilities ranged from 6.0% to 40.1%. The interest of Mr. Leathers ranged from 0.1% to 0.95%. During the years ended January 31, 1999 and 1998, DASCO recorded revenues in the amount of approximately $3.0 million and $19.2 million, respectively, related to facilities developed by DASCO in which equity interests have been obtained by related parties. Meditrust Corporation and Meditrust Operating Company, a publicly traded real estate investment trust (the "Meditrust Companies") of which Mr. Gosman served as Chairman of the Board and Chief Executive Officer, respectively, until August 1998, had provided financing to customers of DASCO in the aggregate amount of approximately $229.0 million as of January 31, 1998 for 25 facilities developed by DASCO. In January 1998, the Meditrust Companies acquired, at fair market value, 21 medical office buildings developed by DASCO from the corporate or limited partnership owners of such facilities for an aggregate purchase price of approximately $200.0 million. The Company received $9.1 million during 1998 in these transactions from the corporation or limited partnership owners of such facilities. As a result of their ownership interests in the corporations or limited partnerships owning the facilities sold to the Meditrust Companies during 1998, Messrs. Gosman (individually and as trustee for his two sons) and Leathers received
$4.7 million and $0.1 million, respectively, from the sale of the facilities. DASCO conducted no business with related parties in the year ended January 31, 2000 and the business was sold in August 1999.

    Prior to the sale of its DASCO real estate services operations in August 1999, the Company provided construction management, development marketing and consulting services to entities principally owned by Abraham D. Gosman (former Chairman of the Board and former Chief Executive Officer) in connection with the development and operation by such entities of several healthcare related facilities (including a medical office building and a retirement community). The Company provided these services to such affiliated parties on terms no more or less favorable to the Company than those provided to unaffiliated parties. During the years ended January 31, 1999 and 1998, the Company recorded revenues in the amount of $1.4 million and $10.5 million, respectively, related to such services.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

13.  RELATED PARTY TRANSACTIONS (CONTINUED)
    During 1999, the Company advanced $10.9 million, which was reflected in advances to stockholders and other assets at January 31, 1999, to Chancellor Development Corp., a company principally owned by Mr. Gosman relating to the development of a healthcare facility and retirement community. This
$10.9 million is evidenced by a note due June 2000 which accrues interest at the prime rate and is personally guaranteed by Mr. Gosman. As collateral for his obligation under the guarantee, Mr. Gosman has pledged the stock of another company principally owned by him ("Windrows") and (subject to prior pledges)
8.2 million shares of Company Common Stock ("ICSL Pledged Shares"). Until the note has been repaid in full, the Company has the right to vote the ISCL Pledged Shares, subject to the rights of any prior pledgee. During November 1999, the Company agreed to waive claims for interest on the note through the maturity date in consideration of waivers of claims for unpaid rent with respect to certain leases and the termination or amendment of these leases. This note was written off in the fourth quarter of fiscal year 2000. (See Note 5)

    In May 1998 the Company made a loan in the original principal amount of $1.0 million to Dr. Eric Moskow, a director and former employee of the Company. Originally, this loan had an interest rate of 5.56% per annum and was due in May 2005. On January 27, 2000, the Company entered into a Consulting Agreement and Release with Dr. Moskow. Pursuant to this agreement, Dr. Moskow has ceased his employment with the Company, but remains as a director and a consultant. The agreement, among other provisions, provides for the termination of Dr. Moskow's employment agreement, the cancellation of all outstanding stock options and the cancellation of his indebtedness to us in the amount of $1 million, which was written off in the fourth quarter of 2000. By terminating Dr. Moskow's employment agreement, the Company avoided a payment of $1 million that would have been due to Dr. Moskow under his employment agreement upon the closing of the Recapitalization (see Subsequent Events--Note 23). Also, in August 1996, in connection with the acquisition of his company, the Company loaned Dr. Moskow $448,000 on a non-recourse basis, secured by the pledge of 58,151 shares of Company Common Stock. On December 29, 1999, the Company foreclosed on the pledged shares.

    During July 1995, the Company purchased the assets of and entered into a 15-year management agreement with a medical oncology practice with three medical oncologists. Continuum Care of Massachusetts, Inc., a company principally owned by Mr. Gosman, guarantees the performance of the Company's obligations under the management agreement. The Company terminated the relationship with this practice in March 2000.

    Pursuant to a portfolio escrow agreement dated January 15, 1998, between DASCO and Meditrust Corporation ("Meditrust"), of which Mr. Gosman is the Chief Executive Officer, DASCO agreed to escrow a portion of its consulting fees for payment to Meditrust if certain assumptions regarding the purchase and development of property acquired by Meditrust proved not to be correct. The total escrow amount was $326,498. To date, $100,000 of the escrow amount has been released to DASCO. The remaining $226,498, plus accrued interest continues to be held in escrow pending final resolution between Meditrust and DASCO of lease commencement and tenant improvement allowance analysis and several property issues.

    In January 1998, the Company assigned to CareMatrix, a corporation of which Mr. Gosman is an officer, its rights under a management agreement with respect to a 120 bed skilled facility to be located in Palm Beach Gardens for $800,000. In exchange for concessions which the Company received in regard to potential liabilities to CareMatrix, the Company agreed to reduce the receivable to $350,000. To date, CareMatrix has paid $300,000 of the amount due with the balance due on May 31, 2000.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

14.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The methods and assumptions used to estimate the fair value of each class of financial instruments, for which it is practicable to estimate that value, and the estimated fair values of the financial instruments are as follows:

CASH AND CASH EQUIVALENTS

    The carrying amount approximates fair value because of the short effective maturity of these instruments.

LONG-TERM DEBT

    The fair value of the Company's long-term debt and capital leases is estimated based on the current rates offered to the Company for debt of the same remaining maturities or quoted market prices. At January 31, 2000, the book value of long-term debt (other than the Debentures) and capital leases, including current maturities is $16 million and which approximates fair value. At January 31, 2000, the estimated fair value of the Debentures was $25 million. The estimated fair value of these Debentures is based on quoted market prices at January 31, 2000.

15.  EMPLOYEE BENEFIT PLAN

    The Company sponsors a 401(k) plan, covering substantially all of its employees. Contributions under the plan equal 50% of the participants' contributions up to a maximum of 3 percent of eligible compensation per participant per plan year.

16.  INCOME TAXES

    The Company became subject to federal and state income taxes effective the date of the Company's initial public offering. As a result of the Company's repositioning, large net operating losses were used to offset prior tax liabilities.

    Significant components of the Company's benefit/(provision) for income taxes for the years ended January 31, 2000, 1999 and 1998 are as follows:

                                                        2000       1999       1998
                                                      --------   --------   --------
                                                              (IN THOUSANDS)
Federal:
Current.............................................    $ --     $(11,155)   $9,032
Deferred............................................      --         (272)     (813)
                                                        ----     --------    ------
Total federal.......................................      --      (11,427)    8,219
                                                        ----     --------    ------
State:
Current.............................................     194          (54)    1,828
Deferred............................................      --          (68)     (202)
                                                        ----     --------    ------
Total state.........................................     194         (122)    1,626
                                                        ----     --------    ------
Totals..............................................    $194     $(11,549)   $9,845
                                                        ====     ========    ======

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

16.  INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax assets and liabilities as of January 31, 2000 and 1999 are as follows:

                                                            2000       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
Deferred tax asset
Allowance for doubtful accounts, reserves and other
  accrued expenses......................................  $  7,610   $  2,898
Net operating loss carryforward.........................    76,276     13,550
Assets held for sale....................................     6,514     21,704
                                                          --------   --------
Total deferred tax assets...............................    90,400     38,152
                                                          --------   --------
Deferred tax liability
Property and depreciation...............................      (121)      (307)
Amortization............................................      (141)    (1,767)
Installment gain........................................    (1,135)    (1,210)
Other...................................................        --       (296)
                                                          --------   --------
Total deferred tax liability............................    (1,397)    (3,580)
                                                          --------   --------
Deferred tax asset (liability)..........................    89,003     34,572
                                                          --------   --------
Valuation allowance.....................................   (89,003)   (34,572)
                                                          --------   --------
Net deferred tax liability..............................  $     --   $     --
                                                          ========   ========

    The Company reasonably believes that because of the large net operating loss for the years ended January 31, 2000 and 1999 and the anticipated losses due to the restructuring of the Company, the Company may not be able to fully utilize all the net operating losses. Accordingly, the Company has established a full valuation allowance on the Company's net deferred tax assets.

    The net operating losses attributable to OTI of $33.1 million will begin to expire in 2005.

    The reconciliation of income tax computed at statutory rates to income tax expense is as follows:

                                                           2000       1999       1998
                                                         --------   --------   --------
Statutory rate.........................................    (35%)      (35%)       35%
Nondeductible merger expenses..........................      0%         0%        18%
Permanent differences..................................     13%         3%         1%
Basis difference, asset held for sale..................     (9%)       10%         0%
State income tax (net of federal benefit)..............      0%         0%         6%
Change in valuation allowance..........................     32%        14%       (11%)
                                                           ----       ----       ----
                                                             1%        (8%)       49%
                                                           ====       ====       ====

17.  SUPPLEMENTAL CASH FLOW INFORMATION

    During the years ended January 31, 2000, 1999 and 1998, the Company acquired the assets and/or stock, entered into management and employment agreements, assumed certain liabilities of various physician practices, ancillary service companies, networks and organizations and sold certain assets. In

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

17. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED) addition, during the years ended January 31,1999 and 1998, the Company issued shares of stock which had been committed to be issued in conjunction with acquisitions completed during the year ended January 31, 1998. During the years ended January 31, 2000 and 1999, the Company also recorded a goodwill impairment charge, terminated several physician management and employment agreements, wrote down certain notes receivable to their estimated net realizable value and wrote down certain assets that are being held for sale at January 31, 2000 to their net realizable value (less cost to sell). The transactions had the following non-cash impact on the balance sheets of the Company as of January 31, 2000, 1999 and 1998:

                                                    2000       1999       1998
                                                  --------   --------   --------
                                                          (IN THOUSANDS)
Current assets..................................  $88,652    $ 50,284   $ 8,981
Property, plant and equipment...................     (171)    (33,806)       16
Intangibles.....................................   44,836    (105,661)   74,418
Other noncurrent assets.........................    1,003      (3,052)    1,391
Current liabilities.............................    4,751      (1,836)     (535)
Debt............................................   (4,244)      6,520   (12,816)
Noncurrent liabilities..........................   (1,480)        339     9,740
Equity..........................................  (49,562)     90,489   (50,977)

    Cash paid for interest during the years ended January 31, 2000, 1999 and 1998 was $7.9 million, $9.3 million and $8.5 million, respectively. Cash paid for income taxes for the years ended January 31, 2000, 1999 and 1998 was $.3 million, $1.1 million and $10.8 million, respectively.

18.  STOCK OPTION PLAN

    The Company has adopted a stock option plan and authorized the issuance of
4.1 million shares of the Company's Common Stock to key employees and directors of the Company. Under this plan, the exercise provision and price of the options will be established on an individual basis generally with the exercise price of the options being not less than the market price of the underlying stock at the date of grant. The options generally will become exercisable beginning in the first year after grant in 20%-33% increments

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

18.  STOCK OPTION PLAN (CONTINUED)
per year and expire ten years after the date of grant. Information related to the stock option plan is summarized as follows:

                                                                                  YEAR ENDED JANUARY 31,
                                                              ---------------------------------------------------------------
                                                                     2000                  1999                  1998
                                                              -------------------   -------------------   -------------------
                                                                         WEIGHTED              WEIGHTED              WEIGHTED
                                                                         AVERAGE               AVERAGE               AVERAGE
                                                                         EXERCISE              EXERCISE              EXERCISE
                                                               SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                                              --------   --------   --------   --------   --------   --------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Outstanding, beginning of period............................    3,026     $12.11      3,909     $16.12     2,201      $16.68
Options granted:
At fair market value........................................      381       1.43        894       4.94     2,020       14.66
Above fair market value (CSL options--see below)............      935       2.04         --         --        --          --
Options exercised...........................................       --                   (36)      3.61      (145)       6.31
Options canceled............................................   (1,359)      6.15     (1,741)     16.95      (167)      14.23
                                                               ------     ------     ------     ------     -----      ------
Outstanding, end of period..................................    2,983     $ 7.27      3,026     $12.11     3,909      $16.12
                                                               ------     ------     ------     ------     -----      ------
Weighted average fair value of options
granted during the year.....................................              $ 1.87                $ 4.94                $ 7.55
                                                                          ======                ======                ======

    At January 31, 2000, 1999 and 1998, options for 1.1 million, 1.3 million and
1.3 million, respectively, were exercisable.

    Significant option groups outstanding at January 31, 2000 and related weighted average price and life are as follows (in thousands):

                                                    OPTIONS OUTSTANDING             OPTIONS EXERCISEABLE
                                           -------------------------------------   -----------------------
                                              SHARES                                  SHARES
                                           OUTSTANDING                  WEIGHTED   EXERCISEABLE   WEIGHTED
                                                AT         REMAINING    AVERAGE         AT        AVERAGE
RANGE OF                                   JANUARY 31,    CONTRACTUAL   EXERCISE   JANUARY 31,    EXERCISE
EXERCISE PRICE                                 2000          LIFE        PRICE         2000        PRICE
--------------                             ------------   -----------   --------   ------------   --------
$  .50-$ 3.80............................     1,100       9.3 Years      $ 1.49          6         $ 3.13
$ 3.81-$13.30............................     1,078          4.5           6.55        395           8.50
$13.31-$15.20............................       305          2.7          14.51        271          14.45
$15.21-$19.00............................       500          5.7          17.13        388          17.33

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in the years ended January 31, 2000, 1999 and 1998: expected volatility (post-offering) of 150%, 65% and 56%, respectively; risk free interest rates of 5.2%, 4.7% and 6.0%, respectively; expected option life of 5.0, 4.5 and 4.4 years, respectively; and expected dividends of $0.

    Options that were assumed in connection with CSL employees during 1996 were valued using the minimum value method, which is appropriate for nonpublic companies, assuming a ten-year option life, 5.5% risk free interest rate and no volatility. These options were granted with an exercise price significantly greater than the market value of the Company and accordingly had a fair market value and associated expense of zero. Former CSL options have been converted to 108,914 of the Company's options with an exercise price of $3.13 and are included above.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

18.  STOCK OPTION PLAN (CONTINUED)
    The Company continues to account for stock based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", as allowed by SFAS No. 123, Accordingly, no compensation cost has been recognized for options granted. Had compensation for those plans been determined based on the fair value at the grant date for awards during the years ended January 31, 2000, 1999 and 1998, consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

                                                                      YEAR ENDED JANUARY 31,
                                                              --------------------------------------
                                                                 2000          1999          1998
                                                              -----------   -----------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)
As reported.................................................   $(171,207)    $(130,760)     $10,299
Pro Forma...................................................   $(176,221)    $(133,844)     $ 5,601
Basic earnings (loss) per share
As reported.................................................   $   (4.86)    $   (3.91)     $  0.35
Pro Forma...................................................   $   (5.00)    $   (4.01)     $  0.19
Diluted earnings (loss) Per share
As reported.................................................   $   (4.86)    $   (3.91)     $  0.35
Pro Forma...................................................   $   (5.00)    $   (4.01)     $  0.19

    Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

19.  NET INCOME PER SHARE

    The following is a reconciliation of the numerators and denominators of the basic and fully diluted earnings per share computations for net income:

                                                              INCOME                     PER SHARE
                                                              (LOSS)        SHARES        AMOUNT
                                                            -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED JANUARY 31, 2000
Basic loss per share
  Loss available to common stockholders...................   $(121,575)      35,235        $(3.45)
  Extraordinary item......................................     (49,632)          --         (1.41)
Net loss available to common stockholders.................    (171,207)          --         (4.86)
Effect of dilutive securities:............................          --           --            --
Diluted earnings per share................................   $(171,207)      35,235        $(4.86)
                                                             =========       ======        ======
YEAR ENDED JANUARY 31, 1999
Basic loss per share
  Loss available to common stockholders...................   $ (33,976)      33,401        $(1.02)
  Extraordinary item......................................     (96,784)          --         (2.89)
                                                             ---------       ------        ------
Net loss available to common stockholders.................    (130,760)      33,401         (3.91)
Effect of dilutive securities:............................          --           --            --
                                                             ---------       ------        ------
Diluted earnings per share................................   $(130,760)      33,401        $(3.91)
                                                             =========       ======        ======
YEAR ENDED JANUARY 31, 1998
Basic earnings per share
  Income available to common stockholders.................   $  10,299       29,690        $ 0.35
Effect of dilutive securities:
Stock options.............................................          --          145            --
Convertible debt..........................................         191          394            --
                                                             ---------       ------        ------
Diluted earnings per share................................   $  10,490       30,229        $ 0.35
                                                             =========       ======        ======

    For the years ended January 31, 2000, 1999 and 1998, approximately
3.0 million, 3.0 million and 3.5 million shares, respectively, related to stock options were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common shares.

    For the years ended January 31, 2000, 1999 and 1998, no additional securities or related adjustments to income were made for the common stock equivalents related to the convertible subordinated debentures since the effect would be antidilutive.

20.  RATIO OF EARNINGS TO FIXED CHARGES

    For the years ended January 31, 2000 and 1999, the ratio of earnings to fixed charges was less than 1.0. For the year ended January 31, 1998 the ratio of earnings to fixed charges was 2.29. For purposes of computing the ratio of earnings to fixed charges, earnings represent income from operations before minority interest and income taxes, plus fixed charges. Earnings also include the equity in less-than-fifty-percent-owned investees only to the extent of distributions. Fixed charges include interest, amortization of

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

20. RATIO OF EARNINGS TO FIXED CHARGES (CONTINUED) financing costs and the portion of operating rental expense which management believes is representative of the interest component of the rental expense. For the year ended January 31, 2000, for purposes of computing the ratio of earnings to fixed charges, the Company's earnings were inadequate to cover fixed charges by $16.9 million.

21.  SEGMENT INFORMATION

    For the fiscal year ending January 31, 1999, the Company adopted SFAS 131. The Company has determined that its reportable segments are those that are based on its current method of internal reporting. The reportable segments are: provider network management, site management organization, real estate services (until 2000 when they became part of assets held for sale) and assets held for sale, The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies". There are no intersegment revenues and the Company does not allocate corporate overhead to its segments. The tables below present revenue, pretax income (loss) prior to extraordinary item and net assets of each reportable segment for the indicated periods:

                                                                    SITE
                                                    PROVIDER     MANAGEMENT      REAL      ASSETS
                                                    NETWORK     AND RESEARCH    ESTATE    HELD FOR   RECONCILING   CONSOLIDATATED
                                                   MANAGEMENT   ORGANIZATON      (2)        SALE      ITEMS (1)        TOTALS
                                                   ----------   ------------   --------   --------   -----------   --------------
YEAR ENDED JANUARY 31, 2000
-------------------------------------------------
Net revenues.....................................   $59,996       $33,813           --    $ 92,475    $      --       $ 186,284
Income (loss) before income
  Taxes and extraordinary
  Items..........................................   (35,490)      (23,105)          --     (20,873)     (41,913)       (121,381)
Net assets.......................................     7,817        15,811           --      16,122     (106,472)        (66,722)
YEAR ENDED JANUARY 31, 1999
-------------------------------------------------
Net revenues.....................................   $93,479       $33,695      $ 8,694    $155,410    $      --       $ 291,278
Income (loss) before income
  Taxes and extraordinary
  Items..........................................    (2,907)       (6,723)      (8,471)        517      (27,941)        (45,525)
Net assets.......................................    44,398        20,509        9,301     100,795      (69,103)        105,900
YEAR ENDED JANUARY 31, 1998
-------------------------------------------------
Net revenues.....................................   $67,761       $29,968      $31,099    $152,351    $      --       $ 281,179
Income (loss) before income
  Taxes and extraordinary items..................     2,310        (7,970)      24,674      13,860      (12,752)         20,122
Net assets.......................................    45,966        12,195       15,582     189,785      (51,493)        212,035

------------------------------

(1) Reconciling items consist of corporate expenses and corporate net assets (primarily the convertible subordinated debentures, net of cash) which are not allocated.

(2) Due to the decision to sell the real estate operations in the year ended January 31, 2000, the real estate segmented information has been included in assets held for sale.

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

   The following is a summary of the unaudited quarterly results of operations for the periods shown (in thousands, except per share data):

                                                               YEAR ENDED JANUARY 31, 2000
                                                        -----------------------------------------
                                                         FIRST      SECOND     THIRD      FOURTH
                                                        QUARTER    QUARTER    QUARTER    QUARTER
                                                        --------   --------   --------   --------
Net revenues..........................................  $ 60,664   $ 49,852   $44,371    $ 31,397
Income (loss) before income taxes and extraordinary
  item................................................   (11,135)   (29,489)   (9,986)    (70,771)
Income (loss) before extraordinary item...............   (11,185)   (29,539)   (9,933)    (70,918)
Extraordinary item....................................        --    (49,632)       --
Net income (loss).....................................   (11,185)   (79,171)   (9,933)    (70,918)
Net income per share--basic:
Income (loss) before extraordinary item...............  $  (0.33)  $  (0.89)  $ (0.28)   $  (1.95)
Extraordinary item....................................  $     --   $  (1.49)       --          --
Net income (loss).....................................  $  (0.33)  $  (2.38)  $ (0.28)   $  (1.95)
Net income per share--diluted:
Income (loss) before extraordinary item...............  $  (0.33)  $  (0.89)  $ (0.28)   $  (1.95)
Extraordinary item....................................  $     --   $  (1.49)       --          --
Net income (loss).....................................  $  (0.33)  $  (2.38)  $ (0.28)   $  (1.95)

                                                                YEAR ENDED JANUARY 31, 1999
                                                         -----------------------------------------
                                                          FIRST      SECOND     THIRD      FOURTH
                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                         --------   --------   --------   --------
Net revenues...........................................  $84,193    $77,362    $ 67,946   $ 61,777
Income (loss) before income taxes and extraordinary
  item.................................................    9,601         75     (13,790)   (41,411)
Income (loss) before extraordinary item................    6,453         51      (9,119)   (31,361)
Extraordinary item.....................................       --         --     (51,552)   (45,232)
Net income (loss)......................................    6,453         51     (60,671)   (76,593)
Net income per share--basic:
Income (loss) before extraordinary item................  $  0.20    $    --    $  (0.27)  $  (0.94)
Extraordinary item.....................................  $    --    $    --    $  (1.54)  $  (1.35)
Net income (loss)......................................  $  0.20    $    --    $  (1.81)  $  (2.29)
Net income per share--diluted:.........................  $  0.20    $    --    $  (0.27)  $  (0.94)
Income (loss) before extraordinary item................  $    --    $    --    $  (1.54)  $  (1.35)
Extraordinary item.....................................  $  0.20    $    --    $  (1.81)  $  (2.29)
Net income (loss)......................................

23.  SUBSEQUENT EVENTS

    The Company is highly leveraged due to its $100 million Debentures. This hampers its ability to execute its strategic plan to grow the research, clinical trials and network management sectors of its business. In connection with the Company's repositioning, during the years ended January 31, 2000 and 1999 the Company sold and divested itself of those assets and businesses that did not support its new strategic direction. Based upon asset appraisals and comparable sales within the industry, the Company believed that it could generate sufficient cash from these divestitures to repay all or a portion of the Debentures, thereby permitting the Company to focus on its core business lines without the burden of the

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

23.  SUBSEQUENT EVENTS (CONTINUED)
interest obligations associated with the Debentures. However, continued decline in these industry segments resulted in the Company's failure to generate sufficient cash proceeds from its asset divestitures to repay the Debentures. The Company's highly leveraged position, due principally to the Debentures, hampers its ability to execute its strategic plan to grow the research, clinical trials and network management segments of its business. The Company therefore has determined that it needs to reduce its indebtedness in order to implement fully its strategic plan.

    During the process of implementing its strategic plan, owners of more than 50% of the principal amount of the Debentures (the "Majority Holders") approached the Company to discuss the possible exchange of some or all of the Debentures for equity in order to reduce the Company's debt burden and improve the Company's ability to execute its strategic plan. In this connection, in November 1999, the Company retained the services of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to advise it in connection with any refinancings, repurchases or restructuring of its outstanding securities and indebtedness with the goal of substantially reducing the outstanding principal amount of the Debentures. The Majority Holders subsequently formed a steering committee of Debentureholders (the "Steering Committee") to negotiate with the Company regarding the terms of a recapitalization as a means of improving the Company's capital structure and its ability to effect its strategic plan. The Company sought DLJ's assistance and advice in connection with these negotiations which have resulted in the proposed plan to recapitalize the Company (the "Recapitalization") described below.

    The Recapitalization involves the exchange of newly issued shares of common stock of the Company (the "New Common Stock") representing 90% of the Company's issued and outstanding capital stock following the Recapitalization for all of the Debentures. As part of the Recapitalization, the Company intends to cancel all issued and outstanding Common Stock and replace it with the New Common Stock representing 10% of the Company's issued and outstanding capital stock following the recapitalization.. In addition, the Company intends to cancel any options or other rights to purchase the Common Stock and to issue options to purchase up to 16% of New Common Stock, on a fully diluted basis, after the Recapitalization. Of these options, 1% will be issued to outside directors and 15% will be issued or reserved for issuance to executive officers and key employees of the Company.

    The Company intends to commence voluntary bankruptcy cases (the "Bankruptcy Cases") to effect the Recapitalization through a joint prepackaged plan of reorganization (the "Prepackaged Plan") of the Company and its subsidiaries under chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code"). Virtually all of the Company's operations are conducted through its subsidiaries. Because the Debentures are guaranteed by certain of the Company's subsidiaries and because its operations are conducted through its subsidiaries, the Company believes it prudent that all of its subsidiaries participate in any bankruptcy proceeding in order to extinguish any guarantor liability under the Debentures and to avoid potential disruption to its businesses.

    The Company intends to solicit acceptances of the Prepackaged Plan from the Debentureholders prior to the commencement of the Bankruptcy Cases. The Company will not solicit acceptances of the Prepackaged Plan from any other holder of a claim against the Company or its subsidiaries, because the Company and its subsidiaries intend to pay such claims (to the extent they are allowed), in the ordinary course, according to existing payment terms (or such other terms as the holders of these claims and the Company may agree) in accordance with the Bankruptcy Code. To complete the Recapitalization in bankruptcy through the Prepackaged Plan, the Company must receive acceptances of the Prepackaged Plan from (i) Debentureholders representing at least two-thirds ( 2/3) of the principal amount of the

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.

23.  SUBSEQUENT EVENTS (CONTINUED)
Debentures that actually vote on the Prepackaged Plan and (ii) more than one-half ( 1/2) in number of the Debentureholders that actually vote on the Prepackaged Plan (the "Requisite Acceptances"). Each member of the Steering Committee has entered into a Forebearance, Lock-up and Voting Agreement pursuant to which it has agreed to forebear from exercising any rights or remedies it may have with respect to any defaults arising under the Debentures or the Indenture governing the Debentures and to vote in favor of the Prepackaged Plan. The Prepackaged Plan also must be confirmed by a United States bankruptcy court.

    If the Company receives the Requisite Acceptances of the Prepackaged Plan, the Company and its subsidiaries intend to commence the Bankruptcy Cases. The Company anticipates that the Bankruptcy Cases will be commenced before it is in default on the next interest payment on the Debentures which is due on June 15, 2000 and is subject to a 30 day grace period thereafter. The filing of the Bankruptcy Cases would constitute an Event of Default under the Indenture governing the Debentures.

    After completion of the Recapitalization, the Company believes it will have established a capital structure that will allow the expansion of its operations and further integration of its business lines. The Recapitalization also should improve the Company's ability to access capital and to use its equity both for targeted acquisitions and as incentive compensation to attract and retain key personnel who will be integral to the success of its strategic plan.

    The Recapitalization could result in a change in control of the Company for federal income tax purposes, which could have an adverse effect on the net operating loss tax carryovers for the Company.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of Innovative Clinical Solutions Ltd.:

    Our audits of the consolidated financial statements referred to in our report dated May 19, 2000 appearing in this Annual Report on form 10-K also included an audit of the Financial Statement Schedule on page S-2 of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Boston, Massachusetts
May 19, 2000

                       INNOVATIVE CLINICAL SOLUTIONS LTD.

                       VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED JANUARY 31, 2000, 1999 AND 1998

                                 (IN THOUSANDS)

                                                     ADDITIONS                 RECLASSIFICATION              BALANCE
                                        BALANCE AT   CHARGED TO   DEDUCTIONS    OF RESERVES TO                AT END
                                        BEGINNING    OPERATING       FROM        ASSETS HELD       OTHER        OF
                                        OF PERIOD     EXPENSES     RESERVES        FOR SALE         (A)       PERIOD
                                        ----------   ----------   ----------   ----------------   --------   --------
Year ended January 31, 2000...........    $1,350      $112,940      $91,451        $18,993        $    --    $ 3,846
Year ended January 31, 1999...........    48,428       167,443      168,685         46,640            804      1,350
Year ended January 31, 1998...........    29,525       156,145      146,591             --          9,349     48,428

------------------------

(A) Other represents the allowances of acquired entities.

EXHIBIT NO.                                    EXHIBIT INDEX
-----------                                    -------------
      3.1(1)            Restated Certificate of Incorporation of the Company.
      3.2(l)            By-laws of the Company.
      4(2)              Indenture with respect to the Company's 6 3/4% Convertible
                        Subordinated Debentures.
     10.1(1)            Registration Agreement dated January 29, 1996 between
                        PhyMatrix Corp. and various stockholders of PhyMatrix Corp.
     10.2(2)            Registration Agreement dated June 21, 1996 between PhyMatrix
                        Corp. and the Initial Purchasers.
     10.3(l)            Employment Agreement dated as of January 1, 1995 between
                        DASCO and Bruce A. Rendina. +
     10.4(2)            Employment Agreement dated January 29, 1996 between
                        PhyMatrix Corp. and Robert A. Miller. +
     10.5(1)            1995 Equity Incentive Plan. +
     10.6               Amended and Restated Agreement and Plan of Merger dated as of July 15, 1997 by and among the Company, PhyMatrix
                        Acquisition I, Inc., Clinical Studies Ltd., Dr. Michael
                        Rothman, Dr. Walter Brown, Michael T. Heffernan and Ronald
                        Phillips as Trustee of The Alexander Rothman 1993 Qualified
                        Sub-Chapter S Trust and as Trustee of The Julie Rothman
                        Qualified Sub-Chapter 8 Trust (incorporated by reference
                        from the Company's Current Report on Form 8-K filed on
                        October 6, 1997).
     10.7(3)            Employment Agreement dated October 14, 1997 between
                        PhyMatrix Corp. and Michael T. Heffernan. +
     10.8(3)            Separation and Settlement Agreement dated April 30, 1998
                        between Frank Tidikis and PhyMatrix Corp. +
     10.9(4)            Loan and Security Agreement dated March 12, 1999 by and
                        among the Company, certain of its subsidiaries and HCFP
                        Funding, Inc.
     10.10(4)           Loan and Security Agreement dated March 12, 1999 by and
                        among the Company, PhyMatrix Diagnostic Imaging, Inc.,
                        PhyMatrix Management Company, Inc. and HCFP Funding, Inc.
     10.11(4)           Loan and Security Agreement dated March 12, 1999 by and
                        between the Company, Clinical Studies, Ltd., Clinical
                        Marketing, Ltd. and HCFP Funding, Inc.
     10.12(4)           Separation and Settlement Agreement dated December 8, 1998 between the Company and Robert A. Miller
     10.13(4)           Consulting Agreement for Physician Practice Management
                        Assets dated December 8, 1999 between the Company and RAM
                        Advisors, Inc. +
     10.14(4)           Business Agreement dated September 4, 1998 among the
                        Company, certain of its subsidiaries, Abraham D. Gosman, The
                        Rendina Companies, Inc., The Rendina Companies West, Inc.
                        and Bruce A. Rendina.
     10.15(3)           Section 3.4(a) of the Operating Agreement of Tri-State
                        Network Management, L.L.C. dated February 17, 1998 among
                        PhyMatrix Management Company, Inc. ("Management'), Beth
                        Israel Medical Center and Landmark Physicians Organization,
                        L.L.C., which imposes certain restrictions on Management and
                        PhyMatrix Corp.
     10.16(5)           Asset Purchase Agreement made as of July 14, 1999, by and
                        among PresGar Imaging L.C., Innovative Clinical Solutions,
                        Ltd., Phymatrix Management Company, Inc., Phymatrix
                        Diagnostic Imaging, Inc., Biltmore Imaging Center, Inc.,
                        BabRad, Inc., Phymatrix Diagnostic Imaging Northeast, Inc.,
                        and Deerco, Inc., for the sale of the Imaging Division
     10.17(5)           Confirmatory Revolving Note dated as of February 1, 1998 in principal amount of $10.9 million payable by Chancellor
                        Development Corp. to Innovative Clinical Solutions, Ltd.
     10.18(5)           Confirmatory Guarantee of Abraham D. Gosman dated as of
                        February 1, 1998 in favor of Innovative Clinical Solutions,
                        Ltd.
     10.19(5)           Confirmatory Stock Pledge Agreement made as of November 30,
                        1999 by and among Abraham D. Gosman, Chancellor Partners
                        Limited Partnership I, Chancellor Development Corp. and
                        Innovative Clinical Solutions, Ltd.

EXHIBIT NO.                                    EXHIBIT INDEX
-----------                                    -------------
     10.20(5)           Letter Agreement dated November 30, 1999 by and between PBG
                        Medical Mall MOB 1 Properties, Ltd. and Innovative Clinical
                        Solutions, Ltd. regarding Interest and Lease Payments
     10.21(4)           Employment Agreement between the Company and James M. Hogan,
                        M.D. +
    *10.22              Employment Agreement between the Company and R. Adrian Otte,
                        M.D. +
    *10.23              Employment Agreement between the Company and Gary S.
                        Gilheeney +
    *10.24              Employment Agreement between the Company and Bryan B. Dieter
                        +
    *10.25              Employment Agreement between the Company and John Wardle +
     10.26(6)           Forebearance, Lock-up and Voting Agreement dated April 25,
                        2000 between the Company and Third Avenue Trust and the MJ
                        Whitman Pilot Fish Opportunity Fund LP
    *21                 Subsidiaries of the Registrant.
     23.1               Consent of PricewaterhouseCoopers LLP
    *27                 Financial Data Schedule.

------------------------

*   Filed herewith.

+  Management or compensation arrangement

(1) All exhibits not filed herewith or otherwise incorporated by reference are hereby incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 33-97854).

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-08269).

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998.

(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1999.

(5) Incorporated by reference to the Company's Form 10-Q for the period ended October 31, 1999

(6) Incorporated by reference to the Company's Form 8-K/A dated May 31, 2000

                 (This page has been left blank intentionally.)

                                    ANNEX C
                                       to
               PRE-PETITION SOLICITATION AND DISCLOSURE STATEMENT
                        PROJECTED FINANCIAL INFORMATION

                        PROJECTED FINANCIAL INFORMATION

    The following projections have been prepared solely for purposes of demonstrating, as required by Section 1129(a)(11) of the Bankruptcy Code, that confirmation of the Prepackaged Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Company, and to assist Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") in conducting its valuation analysis.

    The following projections for the years ended January 31, 2001 through 2005, have been prepared to give effect to the Recapitalization as though it became effective July 31, 2000. The adjustments giving effect to the Recapitalization assume an exchange by the Debentureholders of 100% of the Debentures into New Common Stock representing 90% of the Company's issued and outstanding capital stock. These projections do not, however, reflect the implementation of "fresh-start" reporting under AICPA Statement of Position 90-7, FINANCIAL REPORTING BY ENTITIES IN REORGANIZATION UNDER THE BANKRUPTCY CODE ("SOP 90-7"). Fresh-start reporting requires the Company to allocate the reorganization value to its assets based upon their fair values in accordance with the procedures specified by Accounting Principles Board Opinion No. 16, "BUSINESS COMBINATIONS" for transactions reported on the purchase method. The amount by which the reorganization value exceeds the amounts allocable to specific tangible and identifiable assets constitutes an intangible asset referred to as "Reorganization value in excess of amounts allocable to identifiable assets" ("EXCESS REORGANIZATION VALUE"), which must be amortized over a period not exceeding 10 years. Based upon preliminary allocations, implementation of fresh-start reporting, at an estimated reorganization value for purposes of SOP 90-7, derived from a reorganization equity value of approximately $80 million (the mid-point of the range estimated by DLJ in its valuation analysis), would result in approximately $50 million of Excess Reorganization Value. This Excess Reorganization Value which would be amortized over five years, reducing annual net income by such amortization expense. Both the actual allocation among identifiable assets and the reorganization value could differ materially from these estimates and such differences could have a material impact upon the amount of Excess Reorganization Value to be amortized by the Company. However, fresh-start reporting should not have a material effect on the Company's cash flows and, accordingly should not impact either the Feasibility Test or the valuation analysis prepared by DLJ, which is based upon discounted cash flows.

    WE CAUTION THAT NO REPRESENTATION CAN BE MADE CONCERNING THE ACCURACY OF THE PROJECTED FINANCIAL INFORMATION OR THE ABILITY TO ACHIEVE THE PROJECTED RESULTS. MANY OF THE ASSUMPTIONS ON WHICH THESE PROJECTIONS ARE BASED ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTANTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUMSTANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD ARE LIKELY TO VARY FROM THE PROJECTED RESULTS. THE VARIATIONS MAY BE MATERIAL, ADVERSE OR POSITIVE.

    WE DO NOT ANTICIPATE AT THIS TIME THAT WE WILL UPDATE THESE PROJECTIONS AT THE CONFIRMATION HEARING, FURNISH UPDATED PROJECTIONS IN DOCUMENTS FILED WITH THE SEC OR OTHERWISE DISTRIBUTE SUCH PROJECTIONS.

SUPPORTING ASSUMPTIONS

    In preparing the projections, the Company has assumed the following:

                                                           PROJECTED FISCAL YEARS ENDING JANUARY 31,
                                                      ----------------------------------------------------
                                                        2001       2002       2003       2004       2005
                                                      --------   --------   --------   --------   --------
                                                                        ($ IN MILLIONS)
CLINICAL STUDIES REVENUE GROWTH:
  EXISTING SITES (A):...............................   $ (0.9)    $  1.4     $   --     $   --     $   --
    Gross Profit % of Revenues (b)..................     8.10%     19.70%     27.90%     27.90%     27.90%
  NEW STAFFED SITES (C):............................   $  2.7     $  9.4     $ 18.1     $ 14.1     $  2.8
    No. of Additional Full-Time Site Equivalents....     36.0       90.0       60.0       60.0       60.0
HEALTH CARE RESEARCH REVENUE GROWTH:................   $  1.2     $  1.9     $  1.4     $   --     $   --
CRO SERVICES REVENUE GROWTH:........................   $   --     $  0.9     $  5.0     $  1.4     $  0.7

NETWORK MANAGEMENT REVENUE GROWTH:  Assumed at 10% per year.

WORKING CAPITAL: Assumes no significant change in accounts receivable and accrued liabilities days outstanding remain constant and accounts payable improve from 35 days to 30 days.

CASH:  Assumes Working Capital requirements to be fixed at $10.0 million.

(a) Assumes shut down of unprofitable sites in fiscal 2001, 4.5% revenue growth at existing sites in fiscal year 2002 based on increased study volume, and no additional growth in fiscal years 2003 through 2005.

(b) Assumes cost reductions and efficiencies from the shut down of unprofitable sites, reduced physician fees and improved absorption of capacity.

(c) Assumes no acquisitions and six quarter ramp up of new staffed sites.

           PROJECTED UNAUDITED SUMMARY CONSOLIDATED INCOME STATEMENTS

                                                                   PROJECTED FISCAL YEARS ENDING JANUARY 31,
                                                              ----------------------------------------------------
                                                                2001       2002       2003       2004       2005
                                                              --------   --------   --------   --------   --------
                                                                                ($ IN MILLIONS)
Net Revenues:
  CRO Services..............................................   $ 39.2     $ 52.6     $ 77.1     $ 92.7     $ 96.2
  Network Management........................................     65.4       72.2       79.4       87.3       96.1
                                                               ------     ------     ------     ------     ------
    Total...................................................    104.6      124.8      156.5      180.0      192.3
Operating Costs & Administrative Expenses (a):..............    110.4      121.0      145.2      164.2      175.1
EBITDA......................................................     (5.8)       3.8       11.3       15.8       17.2
Depreciation & Amortization.................................      3.5        3.5        3.5        3.5        3.5
                                                               ------     ------     ------     ------     ------
EBIT........................................................     (9.3)       0.3        7.8       12.3       13.7
  Interest Expense, Net.....................................      0.5        0.7        0.4       (0.5)      (0.7)
Restructuring Expense.......................................      4.7        0.0        0.0        0.0        0.0
Extraordinary Gain..........................................      0.0        0.0        2.0        2.0        0.0
                                                               ------     ------     ------     ------     ------
Pretax Income...............................................    (14.5)      (0.4)       9.4       14.8       14.4
Income Taxes (b):
  Current...................................................      0.0        0.0        3.7        5.9        5.8
                                                               ------     ------     ------     ------     ------
Net Income (c)..............................................   $(14.5)    $ (0.4)    $  5.7     $  8.9     $  8.6
                                                               ======     ======     ======     ======     ======

--------------------------

(a) Excluding Depreciation and Amortization

(b) Assumes tax rate of 40% but gives no effect to net operating losses incurred prior to the Effective Date of the Recapitalization.

(c) Does not reflect the impact of "fresh-start" reporting in accordance with SOP 90-7, including, INTER ALIA, the amortization of Excess Reorganization Value. Based upon preliminary allocations and valuation estimates as set forth above, implementation of fresh-start reporting would result in approximately $50 million of Excess Reorganization Value, which would be amortized over five years and would reduce net income from that stated above by $10 million per year over the five year period. Both the actual allocation among identifiable assets and reorganization value could differ materially from these estimates and such differences could have a material impact on the amount of Excess Reorganization Value to be amortized over the five year period.

                PROJECTED UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                               PROJECTED FISCAL YEARS ENDING JANUARY 31,
                                                          ----------------------------------------------------
                                                            2001       2002       2003       2004       2005
                                                          --------   --------   --------   --------   --------
                                                                            ($ IN MILLIONS)
ASSETS

CURRENT:
  Cash and Cash Equivalents.............................   $ 10.0     $10.0      $18.5      $30.1      $43.6
  Accounts Receivable...................................     17.3      22.5       31.8       37.8       39.2
  Other Receivables.....................................      4.7       4.7        4.7        4.7        4.7
  Notes Receivable......................................      0.0       0.0        0.0        0.0        0.0
  Prepaid Expenses and Other............................      0.3       0.3        0.4        0.5        0.5
  Assets Held for Sale..................................      0.0       0.0        0.0        0.0        0.0
                                                           ------     -----      -----      -----      -----
    Total Current Assets................................     32.3      37.5       55.4       73.1       88.0

Property, Plant & Equipment.............................      9.4       9.4        9.4        9.4        9.4
  Less: Depreciation and Amortization...................      5.3       6.8        8.3        9.4        9.4
                                                           ------     -----      -----      -----      -----
Net Property, Plant & Equipment.........................      4.1       2.6        1.1        0.0        0.0

OTHER NONCURRENT ASSETS:
  Notes Receivable......................................      4.2       2.0        0.0        0.0        0.0
  Goodwill, net.........................................     10.3       8.2        6.2        3.8        0.3
  Other assets..........................................      2.5       2.5        2.5        2.5        2.5
                                                           ------     -----      -----      -----      -----
    Total Assets........................................   $ 53.4     $52.8      $65.2      $79.4      $90.8
                                                           ======     =====      =====      =====      =====
LIABILITIES

CURRENT:
  Accounts Payable......................................   $ 10.2     $10.3      $12.9      $14.9      $15.9
  Accrued Compensation..................................      2.6       3.1        4.0        4.4        4.7
  Accrued Liabilities...................................     12.9      15.4       19.4       22.3       23.8
                                                           ------     -----      -----      -----      -----
    Total Current Liabilities...........................     25.7      28.8       36.3       41.6       44.4

LONG-TERM DEBT:
  Revolver..............................................      4.1       0.8        0.0        0.0        0.0
  Existing Debt.........................................      4.2       4.2        4.2        4.2        4.2
                                                           ------     -----      -----      -----      -----
    Total Long-term Debt................................      8.3       5.0        4.2        4.2        4.2
Other Liabilities or Leases.............................      0.1       0.1        0.1        0.1        0.1
Minority Interest.......................................      0.5       0.5        0.5        0.5        0.5

Common Equity...........................................     18.8      18.4       24.1       33.0       41.6
                                                           ------     -----      -----      -----      -----
Total Equity............................................     18.8      18.4       24.1       33.0       41.6
                                                           ------     -----      -----      -----      -----
TOTAL LIABILITIES AND EQUITY............................   $ 53.4     $52.8      $65.2      $79.4      $90.8
                                                           ======     =====      =====      =====      =====

            PROJECTED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

                                                               PROJECTED FISCAL YEARS ENDING JANUARY 31,
                                                          ----------------------------------------------------
                                                            2001       2002       2003       2004       2005
                                                          --------   --------   --------   --------   --------
                                                                            ($ IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income Available to Common........................   $(14.5)    $(0.4)     $ 5.7      $ 8.9      $ 8.6
  Depreciation and Amortization.........................      3.5       3.5        3.5        3.5        3.5
                                                           ------     -----      -----      -----      -----
    Subtotal............................................    (11.0)      3.1        9.2       12.4       12.1
  Change in Accounts Receivable.........................     (1.1)     (5.2)      (9.3)      (6.0)      (1.4)
  Change in Prepaid Expenses and Other..................      0.1       0.0       (0.1)      (0.1)       0.0
  Change in Accounts Payable............................     (1.7)      0.1        2.6        2.0        1.0
  Change in Accrued Compensation........................      0.5       0.5        0.9        0.4        0.3
  Change in Accrued Liabilities.........................    (10.7)     (2.6)       4.0        2.9        1.5
                                                           ------     -----      -----      -----      -----
  Change in Working Capital.............................    (12.9)     (2.0)      (1.9)      (0.8)       1.4
                                                           ------     -----      -----      -----      -----
    Net Cash Used by Operating Activities...............    (23.9)      1.1        7.3       11.6       13.5

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from Sale of PP&E............................      3.5       0.0        0.0        0.0        0.0
  Proceeds from Sale of Assets Held for Resale..........      2.4       0.0        0.0        0.0        0.0
  Change in Other Notes Receivable......................      7.3       0.0        0.0        0.0        0.0
  Change in Notes Receivable LT.........................      0.7       2.2        2.0        0.0        0.0
                                                           ------     -----      -----      -----      -----
    Net Cash Provided (Used) by Investing Activities....     13.9       2.2        2.0        0.0        0.0

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of Debt.....................................     (7.6)     (3.3)      (0.8)       0.0        0.0
                                                           ------     -----      -----      -----      -----
    Net Cash Provided (Used) by Financing Activities....     (7.6)     (3.3)      (0.8)       0.0        0.0
  Increase (Decrease) in Cash and Cash Equivalents......    (17.6)      0.0        8.5       11.6       13.5
  Beginning Cash Balance................................     27.6      10.0       10.0       18.5       30.1
                                                           ------     -----      -----      -----      -----
  Ending Cash Balance...................................   $ 10.0     $10.0      $18.5      $30.1      $43.6
                                                           ======     =====      =====      =====      =====

                                    ANNEX D
                                       to
               PRE-PETITION SOLICITATION AND DISCLOSURE STATEMENT
                              LIQUIDATION ANALYSIS

                        LIQUIDATION ANALYSIS REGARDING:

                                      ICSL

                                  JUNE 7, 2000

                         LIQUIDATION ANALYSIS OVERVIEW

WE HAVE USED THE FOLLOWING METHODOLOGY TO PERFORM OUR LIQUIDATION VALUE ANALYSIS ON INNOVATIVE CLINICAL SOLUTIONS LIMITED ("ICSL", OR "THE COMPANY") AND ITS WHOLLY-OWNED SUBSIDIARIES.

    - OUR ANALYSIS IS BASED ON A PROJECTED JULY 31, 2000 BALANCE SHEET, AS PREPARED BY THE COMPANY FOR ITSELF AND ITS SUBSIDIARIES.

    - LIQUIDATION VALUES FOR ALL ASSETS ON THE COMPANY'S PROJECTED JULY 31, 2000 CONSOLIDATED BALANCE SHEET ARE BASED ON THE LIQUIDATION REVIEW PERFORMED BY THE COMPANY IN ASSOCIATION WITH ITS COUNSEL.

    - THIS LIQUIDATION ANALYSIS SUGGESTS THAT THE RECOVERY TO UNSECURED CREDITORS UPON LIQUIDATION WOULD BE BETWEEN 12% AND 26%.

    - WE HAVE ALSO PERFORMED A RUN-OFF ANALYSIS, AS SUMMARIZED ON PAGE 7 OF THIS ANALYSIS.

       - The run-off analysis takes into account all revenues, general and administrative and overhead costs associated with continuing operations until either expiration of the remaining contracts of the Company or its subsidiaries or the sale of such contracts in conjunction with the sale of the applicable sites. Rejection or termination of these contracts mid-term will result in damage claims which could approach
         $1 million per day (based on industry standards) relating to clinical studies contracts, and indeterminable amounts for the Company's remaining network management contracts.

       - This analysis indicates that the run-off of these remaining contracts would result in net negative cash flows over the remaining life of those contracts.

       - The analysis also suggests that selling profitable, and therefore marketable, sites immediately would produce some gains for the Company, offset by running-off non-marketable sites.

                           LIQUIDATION VALUE SUMMARY

THE FOLLOWING SUMMARIZES THE ESTIMATED REALIZABLE VALUE OF THE COMPANY'S ASSETS THROUGH AN ORDERLY LIQUIDATION AND ESTIMATES THE RECOVERY TO UNSECURED CREDITORS.

                                                                                       LIQUIDATION VALUE
                                                                                     ----------------------
($ IN MILLIONS)                                  BOOK VALUE (1)        NOTES           LOW           HIGH
---------------                                  --------------      ----------      --------      --------
ASSETS:
Current Assets:
  Net proceeds From Sale of Sites..........              --          (see p. 6)       $  3.8        $  5.3
  Cash and Equivalents.....................          $ 10.0              1               5.0           5.0
  Accounts Receivable, net.................            16.3              2              12.2          15.5
  Other Receivables........................             4.7              3               2.4           3.8
  Other Current Assets.....................             0.2              4               0.0           0.1
Total Current Assets.......................          $ 31.2                           $ 23.4        $ 29.7
  PP&E, net................................             8.4              5               1.7           3.4
  Gosman Notes Receivable..................              --              6                --           7.6
  Other Notes Receivable...................             5.0              7               2.5           4.0
  Intangible Assets........................            11.3              8                --            --
  Other Non-current Assets.................             2.5              9               1.3           2.0
                                                     ------          ----------       ------        ------
TOTAL ASSETS...............................          $ 58.4                           $ 28.9        $ 46.7
                                                     ------                           ------        ------
LESS PRIORITY CLAIMS:
  Accrued Compensation.....................            (2.2)             --             (2.2)         (2.2)
  Administrative Expenses..................              --              10             (2.0)         (2.0)
LESS SENIOR CLAIMS:
  Senior Secured Debt......................            (4.3)             --             (4.3)         (4.3)
                                                     ------          ----------       ------        ------
NET ASSETS FOR DISTRIBUTION................          $ 51.9                           $ 20.4        $ 38.2
UNSECURED CLAIMS:
  Convertible Subordinated Debt............           103.4              --            103.4         103.4
  Other Long-term Liabilities..............             0.6              --              0.6           0.6
  Accounts Payable.........................            11.3              --             11.3          11.3
  Accrued Liabilities......................            13.4              --             13.4          13.4
  Contingent Liabilities...................              --              11             19.7          10.7
  Non-Performance Claims...................              --              12             20.0          10.0
TOTAL UNSECURED CLAIMS.....................          $128.7                           $168.4        $149.4
                                                     ======                           ======        ======
RECOVERY:
  Amount ($)...............................                                           $ 20.4        $ 38.2
  Percent (%)..............................                                             12.1%         25.6%
                                                                                      ======        ======

------------------------

(1) As per July 31, 2000 projected balance sheet, prepared by ICSL.

                            LIQUIDATION VALUE--NOTES

                                                                                             LIQUIDATION
                                                                                             VALUE ($ MM)
                                                                           BOOK VALUE   ----------------------
NOTE                        DESCRIPTION               COMPONENTS             ($MM)        LOW           HIGH
----                    --------------------   -------------------------   ----------   --------      --------
           1            Cash and Equivalents   Initial balance                10.0        10.0          10.0
                                               Run-off cash flow                --        (5.0)         (5.0)
                                                                              ----        ----          ----
                                               Balance                        10.0         5.0           5.0

           2            Accounts Receivable,   Trade receivables              16.3        12.2          15.5
                        net

           3            Other Receivables      Other accounts receivable       4.7         2.4           3.8

           4            Other Current Assets   Other                           0.2         0.0           0.1

           5            PP&E, net              Property, plant and             8.4         1.7           3.4
                                               equipment

           6            Gosman Notes           Receivable from Abe              --          --           7.6
                                               Gosman

           7            Other Notes            Other Notes                     5.0         2.5           4.0
                        Receivable

           8            Intangible Assets      Goodwill                       11.3          --            --

           9            Other Non-current      Other Assets                    2.5         1.3           2.0
                        Assets

          10            Administrative         Liquidation Expenses             --         1.0           1.0
                        Expenses                                                --         0.9           0.9
                                                                                --         0.1           0.1
                                                                                          ----          ----
                                                                                           2.0           2.0

          11            Contingent             Employment-related costs         --         4.2           4.2
                        Liabilities            Lease-related costs              --         1.1           1.1
                                               Litigation                       --        14.4           5.4
                                                                                          ----          ----
                                                                                          19.7          10.7

          12            Non-Performance                                         --        20.0          10.0
                        Claims


NOTE                                     COMMENTS
----                   --------------------------------------------
           1           Projected cash balance at July 31, 2000
                       Per run-off of sites not sold and four
                       months' run-off on sites to be sold, page
                       7(1)

           2           Estimated recovery: 75% to 95%

           3           Other receivables estimated to be 50% to 80%
                       recoverable
           4           20% to 40% liquidation value used for other
                       current assets
           5           Book value written down to 20% to 40%

           6           Estimated to be 0% to 70% (of $10.9 million)
                       recoverable
           7           Other receivables estimated to be 50% to 80%
                       recoverable
           8           Intangibles have no value
           9           Other assets valued at 50% to 80%

          10           Trustee fees
                       Professional fees
                       U.S. Trustee fees

          11           Severance payments: See Item A--next page
                       Costs not included in run-off of sites
                       See Item B--next page

          12           Estimated damages related to early
                       termination of contracts

------------------------------

(1) Also includes the effect of the run-off of the Company's Network Management business, and interest earned on positive cash balances, per run-off analysis (page D-7).

ITEM                        DESCRIPTION             COMPONENTS                   VALUE
----                    -------------------   -----------------------   ------------------------
A                       Employment-Related    Severance Payments                      $2,147,400
                        Costs                                                          1,127,702
                                                                                         858,809
                                                                                          50,000
                                                                                       ---------
                                                                                      $4,183,911

                                                                           LOW          HIGH
                                                                        ----------   -----------
B                       Litigation            Uninsured                 $5,095,000   $13,929,000

                                              Insured Claims                    --        50,000

                                              PMA Disputes                      --        20,000

                                              Employment Not Insured       126,000       246,000

                                              Workers' Comp.               173,532       173,532
                                                                        ----------   -----------

                                              Total--Litigation         $5,394,532   $14,418,532
                                                                        ==========   ===========

A                      Clinical
                       Corporate
                       Network
                       Moskow Consulting Agreement

                                                       ICSL DISCLOSURE STATEMENT

                          ANALYSIS OF SALEABLE SITES /
                                RUN-OFF ANALYSIS

                           ANALYSIS OF SALEABLE SITES

FOLLOWING IS A SUMMARY OF THE ESTIMATED VALUATION OF INDIVIDUAL CLINICAL STUDIES SITES.

                                            FEBRUARY 2000 FIGURES
($ IN MILLIONS)                         ------------------------------                    PER SITE GROSS PROFIT
                                                                         ANNUALIZED             VALUATION
                                                               GROSS       GROSS      ------------------------------
SITE:                                   REVENUE     COSTS      PROFIT    PROFIT (1)     1.6X       1.9X       2.2X
-----                                   --------   --------   --------   ----------   --------   --------   --------
1.....................................   $0.238    $ 2.781    $ 0.075      $ 0.900    $ 1.440    $ 1.710    $ 1.980
2.....................................    0.139      1.619      0.049        0.588      0.941      1.117      1.294
3.....................................    0.166      1.954      0.038        0.456      0.730      0.866      1.003
4.....................................    0.147      1.735      0.029        0.348      0.557      0.661      0.766
5.....................................    0.379      4.527      0.021        0.252      0.403      0.479      0.554
6.....................................    0.116      1.372      0.020        0.240      0.384      0.456      0.528
7.....................................    0.164      1.952      0.016        0.192      0.307      0.365      0.422
8.....................................    0.088      1.055      0.001        0.012      0.019      0.023      0.026
9.....................................    0.010      0.120      0.000        0.000      0.000      0.000      0.000
10....................................    0.037      0.449     (0.005)      (0.060)    (0.096)    (0.114)    (0.132)
11....................................    0.067      0.810     (0.006)      (0.072)    (0.115)    (0.137)    (0.158)
12....................................    0.010      0.130     (0.010)      (0.120)    (0.192)    (0.228)    (0.264)
13....................................    0.041      0.504     (0.012)      (0.144)    (0.230)    (0.274)    (0.317)
14....................................    0.025      0.312     (0.012)      (0.144)    (0.230)    (0.274)    (0.317)
15....................................    0.108      1.310     (0.014)      (0.168)    (0.269)    (0.319)    (0.370)
16....................................    0.044      0.544     (0.016)      (0.192)    (0.307)    (0.365)    (0.422)
17....................................    0.043      0.533     (0.017)      (0.204)    (0.326)    (0.388)    (0.449)
18....................................    0.023      0.299     (0.023)      (0.276)    (0.442)    (0.524)    (0.607)
19....................................    0.068      0.845     (0.029)      (0.348)    (0.557)    (0.661)    (0.766)
20....................................    0.041      0.523     (0.031)      (0.372)    (0.595)    (0.707)    (0.818)
21....................................    0.043      0.551     (0.035)      (0.420)    (0.672)    (0.798)    (0.924)
22....................................    0.118      1.480     (0.064)      (0.768)    (1.229)    (1.459)    (1.690)
23....................................    0.152      1.909     (0.085)      (1.020)    (1.632)    (1.938)    (2.244)
                                         ------    -------    -------      -------    -------    -------    -------
Total.................................   $2.267    $27.314    $(0.110)     $(1.320)   $(2.112)   $(2.508)   $(2.904)
                                         ======    =======    =======      =======    =======    =======    =======

          Proceeds of sales of positive-value sites...................     $   4.8    $   5.7    $   6.6
          Less: liquidation discount (20%)............................        (1.0)      (1.1)      (1.3)
                                                                           -------    -------    -------
          Net Proceeds................................................     $   3.8    $   4.5    $   5.3

                       PARTIAL CONTRACT RUN-OFF ANALYSIS

FOLLOWING IS A SUMMARY OF THE COMPANY'S MONTH-BY-MONTH CONTRACT RUN-OFF.

    - In this analysis, all clinical studies sites are run off during months one to four (i.e., August to November, 2000).

       - This period is based on the amount of time needed to dispose of saleable sites.

    - Beginning in month five (December 2000), only sites not sold are run off.

                                                                         MONTH (1)
                        -----------------------------------------------------------------------------------------------------------
$) '000)                   1          2          3          4          5          6          7          8          9          10
--------                --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
CLINICAL STUDIES:
  Net Revenues........  $    21     $   21     $   21     $   21     $   (1)    $   (1)    $   16     $   16     $   16     $   16
  G&A.................     (320)      (320)      (320)      (257)      (162)      (162)      (123)      (123)      (123)      (123)
  Net Runoff Loss.....     (299)      (299)      (299)      (236)      (163)      (163)      (107)      (107)      (107)      (107)
  Overhead Costs......     (367)      (367)      (358)      (275)      (170)      (170)      (128)      (128)      (128)      (128)
Net CF-CS.............     (666)      (666)      (657)      (511)      (333)      (333)      (235)      (235)      (235)      (235)
Net CF-Ntwk Mgmt......      138        138         68          0          0          0          0          0          0          0
Cash Balance (2)......  $ 9,472     $8,976     $8,416     $7,934     $7,627     $7,320     $7,110     $6,899     $6,687     $6,475
Cash Interest (3).....       32         30         28         26         25         24         24         23         22         22
                        -------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Total Cash $10,000....  $ 9,504     $9,005     $8,445     $7,960     $7,653     $7,345     $7,134     $6,922     $6,710     $6,497
                        =======     ======     ======     ======     ======     ======     ======     ======     ======     ======

                                                                         MONTH (1)
                        -----------------------------------------------------------------------------------------------------------
$) '000)                   11         12         13         14         15         16         17         18         19         20
--------                --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
CLINICAL STUDIES:
  Net Revenues........   $   16     $  (19)    $  (43)    $  (43)    $  (43)    $  (43)    $  (59)    $  (59)    $ (113)    $ (121)
  G&A.................     (123)       (60)       (60)       (60)       (60)       (60)       (39)       (39)       (39)       (39)
  Net Runoff Loss.....     (107)       (79)      (103)      (103)      (103)      (103)       (98)       (98)      (152)      (160)
  Overhead Costs......     (128)       (64)       (64)       (64)       (64)       (64)       (43)       (43)       (43)       (43)
Net CF-CS.............     (235)      (144)      (168)      (168)      (168)      (168)      (141)      (141)      (195)      (203)
Net CF-Ntwk Mgmt......        0          0          0          0          0          0          0          0          0          0
Cash Balance (2)......   $6,262     $6,139     $5,992     $5,845     $5,696     $5,548     $5,425     $5,302     $5,124     $4,938
Cash Interest (3).....       21         20         20         19         19         18         18         18         17         16
                         ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
Total Cash $10,000....   $6,283     $6,160     $6,012     $5,864     $5,715     $5,566     $5,443     $5,319     $5,141     $4,954
                         ======     ======     ======     ======     ======     ======     ======     ======     ======     ======

                        MONTH (1)
                        --------
$) '000)                 TOTAL
--------                --------
CLINICAL STUDIES:
  Net Revenues........   $ (381)
  G&A.................   (2,613)
  Net Runoff Loss.....   (2,994)
  Overhead Costs......   (2,840)
Net CF-CS.............   (5,834)
Net CF-Ntwk Mgmt......      344
Cash Balance (2)......   $4,510
Cash Interest (3).....      444
                         ------
Total Cash $10,000....   $4,954
                         ======

(1) Month 1 assumed to be August 2000.

(2) Cash balance $10.0 million at July 31, 2000 as per projected balance sheet prepared by ICSL.

(3) Interest on cash balance at 4% per annum.

                    CONTRACT RUN-OFF ANALYSIS--NET REVENUES

THE FOLLOWING TABLE DETAILS THE SITE-BY-SITE NET REVENUES FOR THE SITES TO BE RUN OFF AND THE SITES NOT SOLD BY THE COMPANY.

                                                                                     MONTH
                    ($ '000)                       --------------------------------------------------------------------------
                   DESCRIPTION                        1          2          3          4          5          6          7
-------------------------------------------------  --------   --------   --------   --------   --------   --------   --------
Sites To Be Run-Off:
19...............................................    $10        $10        $10        $10        $10        $10        $20
11...............................................     10         10         10         10         10         10         10
10...............................................      7          7          7          7          7          7         15
24...............................................     (4)        (4)        (4)        (4)        (4)        (4)        15
25...............................................      5          5          5          5          5          5          5
17...............................................      4          4          4          4          4          4          4
18...............................................      1          1          1          1          1          1          1
15...............................................      2          2          2          2          2          2          2
21...............................................      2          2          2          2          2          2          2
22...............................................      5          5          5          5          5          5          5
26...............................................      7          7          7          7          7          7         (5)
12...............................................     (3)        (3)        (3)        (3)        (3)        (3)        (3)
13...............................................     (2)        (2)        (2)        (2)        (2)        (2)        (4)
14...............................................     (3)        (3)        (3)        (3)        (3)        (3)        (5)
16...............................................     (3)        (3)        (3)        (3)        (3)        (3)        (3)
23...............................................     (7)        (7)        (7)        (7)        (7)        (7)        (8)
20...............................................     (9)        (9)        (9)        (9)        (9)        (9)       (15)
27...............................................    (23)       (23)       (23)       (23)       (23)       (23)       (20)
                                                     ---        ---        ---        ---        ---        ---        ---
SUBTOTAL.........................................    $(1)       $(1)       $(1)       $(1)       $(1)       $(1)       $16
                                                     ---        ---        ---        ---        ---        ---        ---
Sites Sold:
5................................................    $ 4        $ 4        $ 4        $ 4         --         --         --
3/9..............................................      5          5          5          5         --         --         --
8................................................      4          4          4          4         --         --         --
2................................................      1          1          1          1         --         --         --
4................................................      1          1          1          1         --         --         --
7................................................      1          1          1          1         --         --         --
6................................................     (1)        (1)        (1)        (1)        --         --         --
1................................................      7          7          7          7         --         --         --
                                                     ---        ---        ---        ---        ---        ---        ---
SUBTOTAL.........................................    $22        $22        $22        $22         --         --         --
                                                     ---        ---        ---        ---        ---        ---        ---
TOTAL NET REVENUES...............................    $21        $21        $21        $21        $(1)       $(1)       $16
                                                     ===        ===        ===        ===        ===        ===        ===

                                                                                     MONTH
                    ($ '000)                       --------------------------------------------------------------------------
                   DESCRIPTION                        8          9          10         11         12         13         14
-------------------------------------------------  --------   --------   --------   --------   --------   --------   --------
Sites To Be Run-Off:
19...............................................    $20        $20        $20        $20        $ 12       $ 16       $ 16
11...............................................     10         10         10         10           5          6          6
10...............................................     15         15         15         15          10          0          0
24...............................................     15         15         15         15          10          0          0
25...............................................      5          5          5          5           5          0          0
17...............................................      4          4          4          4           1          0          0
18...............................................      1          1          1          1           1         (2)        (2)
15...............................................      2          2          2          2           2         (3)        (3)
21...............................................      2          2          2          2           2         (3)        (3)
22...............................................      5          5          5          5           5         (8)        (8)
26...............................................     (5)        (5)        (5)        (5)         (5)        (7)        (7)
12...............................................     (3)        (3)        (3)        (3)         (3)        (2)        (2)
13...............................................     (4)        (4)        (4)        (4)         (8)        (4)        (4)
14...............................................     (5)        (5)        (5)        (5)         (3)        (4)        (4)
16...............................................     (3)        (3)        (3)        (3)         (3)        (8)        (8)
23...............................................     (8)        (8)        (8)        (8)        (10)       (10)       (10)
20...............................................    (15)       (15)       (15)       (15)        (15)       (11)       (11)
27...............................................    (20)       (20)       (20)       (20)        (25)        (3)        (3)
                                                     ---        ---        ---        ---        ----       ----       ----
SUBTOTAL.........................................    $16        $16        $16        $16        $(19)      $(43)      $(43)
                                                     ---        ---        ---        ---        ----       ----       ----
Sites Sold:
5................................................     --         --         --         --          --         --         --
3/9..............................................     --         --         --         --          --         --         --
8................................................     --         --         --         --          --         --         --
2................................................     --         --         --         --          --         --         --
4................................................     --         --         --         --          --         --         --
7................................................     --         --         --         --          --         --         --
6................................................     --         --         --         --          --         --         --
1................................................     --         --         --         --          --         --         --
                                                     ---        ---        ---        ---        ----       ----       ----
SUBTOTAL.........................................     --         --         --         --          --         --         --
                                                     ---        ---        ---        ---        ----       ----       ----
TOTAL NET REVENUES...............................    $16        $16        $16        $16        $(19)      $(43)      $(43)
                                                     ===        ===        ===        ===        ====       ====       ====

                                                                                     MONTH
                    ($ '000)                       --------------------------------------------------------------------------
                   DESCRIPTION                        15         16         17         18         19         20       TOTAL
-------------------------------------------------  --------   --------   --------   --------   --------   --------   --------
Sites To Be Run-Off:
19...............................................    $ 16       $ 16       $ 10       $ 10      $ (10)     $ (10)     $ 236
11...............................................       6          6          5          5          1         (3)       147
10...............................................       0          0          0          0          0          0        127
24...............................................       0          0          0          0          0          0         61
25...............................................       0          0          0          0          0          0         60
17...............................................       0          0          0          0         (2)        (2)        41
18...............................................      (2)        (2)        (2)        (2)        (2)        (2)        (4)
15...............................................      (3)        (3)        (3)        (3)       (17)       (17)       (28)
21...............................................      (3)        (3)        (3)        (3)       (17)       (17)       (28)
22...............................................      (8)        (8)       (12)       (12)       (18)       (20)       (34)
26...............................................      (7)        (7)        (9)        (9)         0          0        (34)
12...............................................      (2)        (2)        (3)        (3)        (3)        (3)       (56)
13...............................................      (4)        (4)        (1)        (1)        (5)        (5)       (68)
14...............................................      (4)        (4)        (4)        (4)        (4)        (4)       (78)
16...............................................      (8)        (8)        (8)        (8)        (9)        (9)      (102)
23...............................................     (10)       (10)       (10)       (10)       (18)       (20)      (190)
20...............................................     (11)       (11)       (11)       (11)        (9)        (9)      (228)
27...............................................      (3)        (3)        (8)        (8)         0          0       (291)
                                                     ----       ----       ----       ----      -----      -----      -----
SUBTOTAL.........................................    $(43)      $(43)      $(59)      $(59)     $(113)     $(121)     $(469)
                                                     ----       ----       ----       ----      -----      -----      -----
Sites Sold:
5................................................      --         --         --         --         --         --      $  16
3/9..............................................      --         --         --         --         --         --         20
8................................................      --         --         --         --         --         --         16
2................................................      --         --         --         --         --         --          4
4................................................      --         --         --         --         --         --          4
7................................................      --         --         --         --         --         --          4
6................................................      --         --         --         --         --         --         (4)
1................................................      --         --         --         --         --         --         28
                                                     ----       ----       ----       ----      -----      -----      -----
SUBTOTAL.........................................      --         --         --         --         --         --      $  88
                                                     ----       ----       ----       ----      -----      -----      -----
TOTAL NET REVENUES...............................    $(43)      $(43)      $(59)      $(59)     $(113)     $(121)     $(381)
                                                     ====       ====       ====       ====      =====      =====      =====

                         CONTRACT RUN-OFF ANALYSIS--G&A

THE FOLLOWING TABLE DETAILS THE G&A EXPENSES ASSOCIATED WITH THE SALE AND RUN-OFF OF THE COMPANY'S SITES.(1)

                                                                             MONTH
($ '000)                             -------------------------------------------------------------------------------------
DESCRIPTION                             1          2          3          4          5          6          7          8
-----------                          --------   --------   --------   --------   --------   --------   --------   --------
OPERATIONS WAGES...................   $ (16)     $ (16)     $ (16)     $ (13)     $  (9)     $  (9)     $  (7)     $  (7)
BENEFITS used 16%..................      (3)        (3)        (3)        (2)        (1)        (1)        (1)        (1)
VENT. HEADS WAGES..................     (97)       (97)       (97)       (78)       (54)       (54)       (40)       (40)
BENEFITS...........................     (16)       (16)       (16)       (13)        (9)        (9)        (7)        (7)
REG. & CONTRACTS...................     (20)       (20)       (20)       (16)       (11)       (11)        (8)        (8)
BENEFITS...........................      (3)        (3)        (3)        (2)        (1)        (1)        (1)        (1)
OPER. OFFICERS, ADM................     (61)       (61)       (61)       (49)       (34)       (34)       (26)       (26)
BENEFITS...........................     (10)       (10)       (10)        (8)        (6)        (6)        (4)        (4)
RENT...............................     (31)       (31)       (31)       (25)       (17)       (17)       (13)       (13)
TELEPHONE..........................     (15)       (15)       (15)       (12)        (8)        (8)        (6)        (6)
UTILITIES..........................      (1)        (1)        (1)        (1)        (1)        (1)        (1)        (1)
OFFICE EQUIPMENT...................     (11)       (11)       (11)        (9)        (6)        (6)        (5)        (5)
SUPPLIES/POSTAGE...................      (7)        (7)        (7)        (6)        (4)        (4)        (3)        (3)
STAY BONUSES.......................     (29)       (29)       (29)       (23)         0          0          0          0
                                      -----      -----      -----      -----      -----      -----      -----      -----
TOTAL--G&A.........................   $(320)     $(320)     $(320)     $(257)     $(162)     $(162)     $(123)     $(123)
                                      =====      =====      =====      =====      =====      =====      =====      =====

                                                                             MONTH
($ '000)                             -------------------------------------------------------------------------------------
DESCRIPTION                             9          10         11         12         13         14         15         16
-----------                          --------   --------   --------   --------   --------   --------   --------   --------
OPERATIONS WAGES...................   $  (7)     $  (7)     $  (7)      $ (3)      $ (3)      $ (3)      $ (3)      $ (3)
BENEFITS used 16%..................      (1)        (1)        (1)        (1)        (1)        (1)        (1)        (1)
VENT. HEADS WAGES..................     (40)       (40)       (40)       (20)       (20)       (20)       (20)       (20)
BENEFITS...........................      (7)        (7)        (7)        (3)        (3)        (3)        (3)        (3)
REG. & CONTRACTS...................      (8)        (8)        (8)        (4)        (4)        (4)        (4)        (4)
BENEFITS...........................      (1)        (1)        (1)        (1)        (1)        (1)        (1)        (1)
OPER. OFFICERS, ADM................     (26)       (26)       (26)       (12)       (12)       (12)       (12)       (12)
BENEFITS...........................      (4)        (4)        (4)        (2)        (2)        (2)        (2)        (2)
RENT...............................     (13)       (13)       (13)        (6)        (6)        (6)        (6)        (6)
TELEPHONE..........................      (6)        (6)        (6)        (3)        (3)        (3)        (3)        (3)
UTILITIES..........................      (1)        (1)        (1)         0          0          0          0          0
OFFICE EQUIPMENT...................      (5)        (5)        (5)        (2)        (2)        (2)        (2)        (2)
SUPPLIES/POSTAGE...................      (3)        (3)        (3)        (1)        (1)        (1)        (1)        (1)
STAY BONUSES.......................       0          0          0          0          0          0          0          0
                                      -----      -----      -----       ----       ----       ----       ----       ----
TOTAL--G&A.........................   $(123)     $(123)     $(123)      $(60)      $(60)      $(60)      $(60)      $(60)
                                      =====      =====      =====       ====       ====       ====       ====       ====

                                                            MONTH
($ '000)                             ----------------------------------------------------
DESCRIPTION                             17         18         19         20       TOTAL
-----------                          --------   --------   --------   --------   --------
OPERATIONS WAGES...................    $ (2)      $ (2)      $ (2)      $ (2)    $  (139)
BENEFITS used 16%..................      (1)        (1)        (1)        (1)        (27)
VENT. HEADS WAGES..................     (13)       (13)       (13)       (13)       (831)
BENEFITS...........................      (2)        (2)        (2)        (2)       (139)
REG. & CONTRACTS...................      (3)        (3)        (3)        (3)       (172)
BENEFITS...........................      (1)        (1)        (1)        (1)        (27)
OPER. OFFICERS, ADM................      (8)        (8)        (8)        (8)       (523)
BENEFITS...........................      (1)        (1)        (1)        (1)        (86)
RENT...............................      (4)        (4)        (4)        (4)       (266)
TELEPHONE..........................      (2)        (2)        (2)        (2)       (130)
UTILITIES..........................       0          0          0          0          (9)
OFFICE EQUIPMENT...................      (1)        (1)        (1)        (1)        (95)
SUPPLIES/POSTAGE...................      (1)        (1)        (1)        (1)        (59)
STAY BONUSES.......................       0          0          0          0        (110)
                                       ----       ----       ----       ----     -------
TOTAL--G&A.........................    $(39)      $(39)      $(39)      $(39)    $(2,613)
                                       ====       ====       ====       ====     =======

(1) Beginning in period 5, costs represent a pro-rata share of all G&A, based on number of sites not sold by the Company.

                   CONTRACT RUN-OFF ANALYSIS--OVERHEAD COSTS

THE FOLLOWING TABLE DETAILS THE OVERHEAD COSTS ASSOCIATED WITH THE SALE AND RUN-OFF OF THE COMPANY'S SITES.(1)

                                                                             MONTH
($ '000)                             -------------------------------------------------------------------------------------
DESCRIPTION                             1          2          3          4          5          6          7          8
-----------                          --------   --------   --------   --------   --------   --------   --------   --------
CEO, CFO ADM.......................   $ (45)     $ (45)     $ (37)     $ (20)     $  (3)     $  (3)     $  (2)     $  (2)
BENEFITS used 16%..................      (7)        (7)        (7)        (6)        (4)        (4)        (3)        (3)
HUMAN RESOURCE.....................     (10)       (10)       (10)        (8)        (6)        (6)        (4)        (4)
BENEFITS...........................      (4)        (4)        (4)        (3)        (2)        (2)        (1)        (1)
LEGAL..............................     (13)       (13)       (13)       (10)        (7)        (7)        (6)        (6)
MIS................................     (50)       (50)       (50)       (40)       (28)       (28)       (21)       (21)
BENEFITS...........................     (16)       (16)       (16)       (13)        (9)        (9)        (7)        (7)
FINANCE............................     (27)       (27)       (27)       (22)       (15)       (15)       (11)       (11)
BENEFITS...........................      (6)        (6)        (6)        (5)        (3)        (3)        (3)        (3)
UTILITIES..........................     (41)       (41)       (41)       (33)       (23)       (23)       (17)       (17)
EQUIPMENT..........................     (33)       (33)       (33)       (26)       (18)       (18)       (14)       (14)
OFFICE EXP.........................      (9)        (9)        (9)        (7)        (5)        (5)        (3)        (3)
T&E................................       0          0          0          0          0          0          0          0
PROPERTY TAX.......................     (13)       (13)       (13)       (10)        (7)        (7)        (6)        (6)
INSURANCE..........................     (73)       (73)       (73)       (58)       (40)       (40)       (30)       (30)
STAY BONUSES.......................     (20)       (20)       (19)       (14)         0          0          0          0
                                      -----      -----      -----      -----      -----      -----      -----      -----
TOTAL--OVERHEAD....................   $(367)     $(367)     $(358)     $(275)     $(170)     $(170)     $(128)     $(128)
                                      =====      =====      =====      =====      =====      =====      =====      =====

                                                                             MONTH
($ '000)                             -------------------------------------------------------------------------------------
DESCRIPTION                             9          10         11         12         13         14         15         16
-----------                          --------   --------   --------   --------   --------   --------   --------   --------
CEO, CFO ADM.......................   $  (2)     $  (2)     $  (2)      $ (1)      $ (1)      $ (1)      $ (1)      $ (1)
BENEFITS used 16%..................      (3)        (3)        (3)        (1)        (1)        (1)        (1)        (1)
HUMAN RESOURCE.....................      (4)        (4)        (4)        (2)        (2)        (2)        (2)        (2)
BENEFITS...........................      (1)        (1)        (1)        (1)        (1)        (1)        (1)        (1)
LEGAL..............................      (6)        (6)        (6)        (3)        (3)        (3)        (3)        (3)
MIS................................     (21)       (21)       (21)       (10)       (10)       (10)       (10)       (10)
BENEFITS...........................      (7)        (7)        (7)        (3)        (3)        (3)        (3)        (3)
FINANCE............................     (11)       (11)       (11)        (6)        (6)        (6)        (6)        (6)
BENEFITS...........................      (3)        (3)        (3)        (1)        (1)        (1)        (1)        (1)
UTILITIES..........................     (17)       (17)       (17)        (8)        (8)        (8)        (8)        (8)
EQUIPMENT..........................     (14)       (14)       (14)        (7)        (7)        (7)        (7)        (7)
OFFICE EXP.........................      (3)        (3)        (3)        (2)        (2)        (2)        (2)        (2)
T&E................................       0          0          0          0          0          0          0          0
PROPERTY TAX.......................      (6)        (6)        (6)        (3)        (3)        (3)        (3)        (3)
INSURANCE..........................     (30)       (30)       (30)       (15)       (15)       (15)       (15)       (15)
STAY BONUSES.......................       0          0          0          0          0          0          0          0
                                      -----      -----      -----       ----       ----       ----       ----       ----
TOTAL--OVERHEAD....................   $(128)     $(128)     $(128)      $(64)      $(64)      $(64)      $(64)      $(64)
                                      =====      =====      =====       ====       ====       ====       ====       ====

                                                            MONTH
($ '000)                             ----------------------------------------------------
DESCRIPTION                             17         18         19         20       TOTAL
-----------                          --------   --------   --------   --------   --------
CEO, CFO ADM.......................    $ (1)      $ (1)      $ (1)      $ (1)    $  (173)
BENEFITS used 16%..................      (1)        (1)        (1)        (1)        (59)
HUMAN RESOURCE.....................      (1)        (1)        (1)        (1)        (86)
BENEFITS...........................      (1)        (1)        (1)        (1)        (32)
LEGAL..............................      (2)        (2)        (2)        (2)       (113)
MIS................................      (7)        (7)        (7)        (7)       (429)
BENEFITS...........................      (2)        (2)        (2)        (2)       (139)
FINANCE............................      (3)        (3)        (3)        (3)       (230)
BENEFITS...........................      (1)        (1)        (1)        (1)        (53)
UTILITIES..........................      (6)        (6)        (6)        (6)       (352)
EQUIPMENT..........................      (5)        (5)        (5)        (5)       (284)
OFFICE EXP.........................      (1)        (1)        (1)        (1)        (77)
T&E................................       0          0          0          0           0
PROPERTY TAX.......................      (2)        (2)        (2)        (2)       (113)
INSURANCE..........................     (10)       (10)       (10)       (10)       (627)
STAY BONUSES.......................       0          0          0          0         (73)
                                       ----       ----       ----       ----     -------
TOTAL--OVERHEAD....................    $(43)      $(43)      $(43)      $(43)    $(2,840)
                                       ====       ====       ====       ====     =======

(1) Beginning in period 5, costs represent a pro-rata share of all overhead, based on number of sites not sold by the Company.

                                    ANNEX E
                                       to
               PRE-PETITION SOLICITATION AND DISCLOSURE STATEMENT
                    SECOND AMENDED AND RESTATED FORBEARANCE,
                          LOCK-UP AND VOTING AGREEMENT

                          SECOND AMENDED AND RESTATED
                   FORBEARANCE, LOCK-UP AND VOTING AGREEMENT

    This SECOND AMENDED AND RESTATED FORBEARANCE, LOCK-UP AND VOTING AGREEMENT (this "Agreement") is made and entered into as of May 18, 2000 by and between Innovative Clinical Solutions, Ltd., a Delaware corporation ("ICSL" or the "Company"), and the holders listed on the Schedule of Consenting Holders attached hereto, (each a "Consenting Holder," and collectively, the "Consenting Holders"). The Company and the Consenting Holders are collectively referred to herein as the "Parties" and individually as a "Party."

                                    RECITALS

    WHEREAS, ICSL and the Consenting Holders have previously entered into that certain Forbearance, Lock-Up and Voting Agreement dated as of January 17, 2000 (as amended and restated by that certain Amended and Restated Forbearance, Lock-Up and Voting Agreement dated as of April 7, 2000, the "Original Agreement") with regard to restructuring the indebtedness outstanding under ICSL's 6 3/4% Convertible Subordinated Debentures due 2003 (the "Old Convertible Subordinated Debentures");

    WHEREAS, ICSL and the Consenting Holders now desire to amend and restate the Original Agreement and implement a financial restructuring (the "Financial Restructuring") of ICSL pursuant to a pre-packaged Chapter 11 bankruptcy filing by ICSL and all of its wholly-owned subsidiaries (the "Subsidiaries") on the terms set forth in this Agreement and the Term Sheet attached as Exhibit A hereto (the "Term Sheet");

    WHEREAS, in order to implement the Financial Restructuring, ICSL and the Subsidiaries intend, subject to the terms and conditions of this Agreement, to,
(i) prepare and, if necessary, file with the Securities and Exchange Commission a Prepetition Disclosure and Solicitation Document (the "Solicitation Document") containing "adequate information" as such term is defined in section 1125(a) of title 11 of the United States Code (the "Bankruptcy Code"); (ii) prepare a plan of reorganization (the "Prepackaged Plan") consistent with this Agreement and the Term Sheet; (iii) solicit requisite acceptances of the prepackaged Plan from holders of impaired claims prior to the commencement of proceedings under chapter 11 of the Bankruptcy Code (the "Chapter 11 Proceedings"); and (iv) if requisite acceptances are obtained, commence the Chapter 11 Proceedings to implement the terms of the Financial Restructuring;

    WHEREAS, in order to facilitate the implementation of the Financial Restructuring, the Consenting Holders are prepared to commit, as set forth in more detail herein, during the period commencing on the date hereof and ending on the date a Termination Event (as defined herein) first occurs, and no longer,
(i) to forbear from exercising remedies in respect of the Old Convertible Subordinated Debentures, and (ii) not to sell, transfer or assign any of the Old Convertible Subordinated Debentures except as permitted herein;

    WHEREAS, the Consenting Holders are prepared to commit, on the terms and subject to the conditions of this Agreement, to consent to a Prepackaged Plan that satisfies the Conditions (as defined herein).

    HOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, ICSL and the Consenting Holders hereby agree as follows:

    1. FORBEARANCE. During the period commencing on the date hereof and ending on the date that a Termination Event first occurs, and no longer, each of the Consenting Holders hereby agrees to forebear (and agrees not to give any instructions to the trustee under the Old Convertible Subordinated Debenture Indenture inconsistent with such forbearance) from the exercise of any rights or remedies it may have under or with respect to the Old Convertible Subordinated Debentures or the Old Convertible Subordinated Debenture Indenture (the "Existing Agreements"), applicable law or otherwise, with respect to any default in existence or arising under the Existing Agreements; PROVIDED, HOWEVER, during such period, ICSL shall have continued to comply with its obligations under the terms and conditions of this Agreement. In the event that this Agreement shall terminate, the Consenting Holders shall have, and shall be entitled to exercise, each of their rights or remedies under the Existing Agreements and applicable law, as if this Agreement was never executed (and shall not be deemed to have waived any such rights or remedies by virtue of executing this Agreement).

    2. VOTING, CONSENT AND/OR TENDER. Each of the Consenting Holders represents that, as of the date hereof, it is the beneficial owner and/or investment adviser or manager for the beneficial owner (with the power to vote and dispose of Old Convertible Subordinated Debentures on behalf of such beneficial owner) of Old Convertible Subordinated Debentures set forth on the schedule attached to its signature page (for each such Party, the "Relevant Claims"). Each of the Consenting Holders agrees that, subject to the condition that the terms of the Prepackaged Plan and all documents attendant thereto, including, without limitation, the terms, financial instruments, and security documents (if any) to be provided to the holders of the Old Convertible Subordinated Debentures (collectively, the "Attendant Documents"), contained in the Solicitation Document relating to the Old Convertible Subordinated Debentures include and/or are consistent with the terms set forth in the Term Sheet, and are in form and substance satisfactory in all other respects, it shall timely vote (including instructing custodial agents to vote, as the case may be) the entirety of Relevant Claims to accept the Prepackaged Plan. Each of the Consenting Holders also agrees that, subject to the conditions that (i) all classes of impaired claims shall have accepted the Prepackaged Plan as provided in section 1126(c) of the Bankruptcy Code, and (ii) the court in the Chapter 11 Proceedings the "Bankruptcy Court") shall have determined that the solicitation of holders of impaired claims was in compliance with section 1126(b) of the Bankruptcy Code, it shall not withdraw or revoke its vote except as permitted herein. Each of the conditions set forth in this Section 2 shall hereinafter be referred to collectively as the "Conditions".

    3. RESTRICTION ON TRANSFER. Each of the Consenting Holders hereby agree that, during the period commencing on the date hereof and ending on the date that a Termination Event first occurs and no longer, it shall not sell, transfer or assign any of the Relevant Claims or any option thereon or any right or interest (voting or otherwise) therein, unless the transferee thereof agrees in writing to be bound by all the terms of this Agreement by executing a counterpart signature page of this Agreement and the transferor provides ICSL with a copy thereof, in which event ICSL shall be deemed to have acknowledged that its obligations to the Consenting Holders hereunder shall be deemed to constitute obligations in favor of such transferee, and ICSL shall confirm that acknowledgment in writing.

    4. ICSL AGREEMENTS. ICSL hereby agrees to use its reasonable best efforts to have the prepetition solicitation of holders of impaired claims approved by the Bankruptcy Court pursuant to section 1126(b) of the Bankruptcy Code, and shall thereafter take all reasonable steps necessary and desirable to obtain an order of the Bankruptcy Court confirming the Prepackaged Plan as expeditiously as possible under the provisions, rules and regulations of the Bankruptcy Code and the Bankruptcy Rules.

    5. SUPPORT OF THE PLAN. ICSL will use its reasonable best efforts to obtain the required consent of 66 2/3% of the holders of the Old Convertible Subordinated Debentures to the Prepackaged Plan and confirmation of the Prepackaged Plan in accordance with the Bankruptcy Code as expeditiously as possible. The Consenting Holders will take all necessary and appropriate actions to support the Prepackaged Plan and the confirmation thereof. The Consenting Holders shall not (a) object to the Solicitation Document or confirmation of a Prepackaged Plan that satisfies the Conditions or otherwise commence any proceeding to oppose or alter a Prepackaged Plan that satisfies the Conditions or any other reorganization documents containing terms that satisfy the Conditions, (b) vote for, consent to, support or participate in the formulation of any other plan of reorganization or liquidation proposed or filed or to be proposed or filed in any chapter 11 or chapter 7 case commenced in respect of ICSL provided that ICSL is supporting a Prepackaged Plan that satisfies the Conditions, (c) directly or indirectly seek, solicit, support or encourage any other plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or reconstructing of ICSL or any of its subsidiaries that could reasonably be expected to prevent, delay or impede the successful reconstructing of ICSL as contemplated by the Prepackaged Plan, provided that the Prepackaged Plan satisfies the Conditions, (d) object to the Solicitation Document or the solicitation of consents to the Prepackaged Plan, provided that the Prepackaged Plan satisfies the Conditions, or (e) take any other action that is inconsistent with, or that would delay confirmation of the Prepackaged Plan, provided that the Prepackaged Plan satisfies the Conditions.

    6. ACKNOWLEDGEMENT. This Agreement is not and shall not be deemed to be a solicitation for consents to the Prepackaged Plan. The acceptance of the Consenting Holders will not be solicited until the Consenting Holders have received the Solicitation Document and related documents.

    7. TERMINATION OF THIS AGREEMENT AND CONSENTING HOLDERS'S OBLIGATIONS. The Consenting Holders may terminate their obligations hereunder and rescind any consent to the Prepackaged Plan by such Consenting Holders (which consent shall be null and void and have no further force and effect) and this Agreement shall terminate if any of the following events (any such event, a "Termination Event") occur: (i) ICSL files, propounds or otherwise supports any plan of reorganization or liquidation that does not satisfy the conditions; and (ii) the Prepackaged Plan is modified or replaced such that it (or any such replacement) at any time does not satisfy the Conditions; (iii) the Solicitation Document is not distributed to holders or impaired claims on or before June 5, 2000; (iv) the Chapter 11 Proceedings are not commenced on or before July 16, 2000; (v) the Prepackaged Plan is not consummated on or before October 20, 2000; or (vi) ICSL shall have disclaimed in writing its intention to pursue the restructuring or has otherwise materially breached this Agreement and shall not have cured any breach within thirty (30) days of receiving written notices thereof.

    8. REPRESENTATIONS AND WARRANTIES. Each of ICSL and the Consenting Holders represents and warrants to each other the following statements are true, correct and complete as of the date hereof;

        (a) POWER AND AUTHORITY. It has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

        (b) AUTHORIZATION. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, trust, partnership or LLC action on its part.

        (c) NO CONFLICTS. The execution, delivery and performance by it of this Agreement do not and shall not (i) violate any provision of law, rule or regulation applicable to it or those of any of its subsidiaries or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.

        (d) GOVERNMENTAL CONSENTS. The execution, delivery and performance by it of the this Agreement do not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, except such filings as may be necessary and/or required for disclosure by the Securities and Exchange Commission and in connection with the commencement of Chapter 11 Proceedings, the approval of the Solicitation and confirmation of Prepackaged Plan.

        (e) BINDING OBLIGATION. This Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

    9. FURTHER ACQUISITION OF SECURITIES. This Agreement shall in no way be construed to preclude the Consenting Holders from acquiring additional Claims. However, any such additional Claims so acquired shall automatically be deemed to be Relevant Claims and to be subject to the terms of this Agreement.

    10. AMENDMENTS. This Agreement may not be modified, amended or supplemented except in writing signed by ICSL and the Consenting Holders.

    11. DISCLOSURE. Unless required by applicable law or regulation, ICSL shall not disclose any of the Consenting Holders' holdings of Relevant Claims without the prior written consent of the applicable Consenting Holder, and if such announcement or disclosure is so required by law or regulation, ICSL shall afford such Consenting Holders a reasonable opportunity to review and comment upon any such announcement or disclosure prior to such announcement or disclosure. The foregoing shall not prohibit ICSL from disclosing the names of the Consenting Holders or the existence and terms of this Agreement; PROVIDED, HOWEVER, that any press release of ICSL naming the Consenting Holders (individually or as an AD HOC committee) shall be acceptable to the Consenting Holders, such approval not to be unreasonably withheld, delayed or denied.

    12. IMPACT OF APPOINTMENT TO CREDITORS COMMITTEE. If an official committee of unsecured creditors or of holders of Old Convertible Subordinated Debentures is appointed by the United States Trustee in a Chapter 11 Proceeding, to the extent that the Consenting Holders wish, in their sole and absolute discretion, to be appointed to any official committee of unsecured creditors or holders of Old Convertible Subordinated Debentures, ICSL shall cooperate with the Consenting Holders in seeking to cause the United States Trustee to appoint the Consenting Holders to be a member of an official committee pursuant to Section 1102 of the Bankruptcy Code. Notwithstanding anything herein to the contrary, in the event that any of the Consenting Holders are appointed to and serve on a committee of creditors or holders of Old Convertible Subordinated Debentures in a Chapter 11 Proceeding, the terms of this Agreement shall not be construed so as to limit such Consenting Holder's exercise (in their sole and absolute discretion of its fiduciary duties to any person arising from its service on such committee, and any such exercise (in the sole and absolute discretion of such Consenting Holders) of such fiduciary duties shall not be deemed to constitute a breach of the terms of this Agreement (but the fact of such service on such committee shall not otherwise affect the continuing validity or enforceability of this Agreement).

    13. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing (including by facsimile with written confirmation thereof) and unless otherwise expressly provided herein, shall be delivered during normal business hours by hand, by Federal Express, United Parcel Service or other nationally recognized overnight commercial delivery service, or by facsimile notice, confirmation of receipt received, addressed as follows, or to such other address as may be hereafter notified by the respective parties hereto:

       (1) If to the Consenting Holders:

               767 Third Avenue
               New York, New York 10017
               Attention: Martin J. Whitman
               Facsimile Number: (212) 888-6704

           With a copy, which will not constitute notice, to:

               White & Case LLP
               1155 Avenue of the Americas
               New York, New York 10036-2787
               Attention: Andrew DeNatale
               Facsimile Number: 212-354-8113

       (2) If to the Company:

               Innovative Clinical Solutions, Ltd.
               10 Dorrance Street
               Suite 400
               Providence, Rhode Island 02903
               Attention: Michael Hefferman
               Facsimile Number: 401-831-6758

           With a copy, which will not constitute notice, to:

               Katten Munchin Zavis
               525 West Monroe
               Suite 1300
               Chicago, Illinois 60661
               Attention: Jeff J. Marwil, Esq.
               Facsimile Number: 312-902-1061

    14. GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the District Court of Delaware. By execution and delivery of this Agreement, each of the parties hereto hereby irrevocably accepts and submits itself to the nonexclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding. Notwithstanding the foregoing consent to Delaware jurisdiction, upon the commencement of any Chapter 11 Proceedings, each of the Parties hereto hereby agrees that the Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of or in connection with this Agreement.

    15. SPECIFIC PERFORMANCE. It is understood and agreed by each of the Parties hereto that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach.

    16. HEADINGS. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

    17. SUCCESSORS AND ASSIGNS. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives.

    18. PRIOR NEGOTIATIONS. This Agreement and the Term Sheet supersede the Original Agreement and all prior negotiations with respect to the subject matter hereof.

    19. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.

    20. NO THIRD-PARTY BENEFICIARIES. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties hereto and no other person or entity shall be a third-party beneficiary hereof.

    21. CONSIDERATION. It is hereby acknowledged by the Parties hereto that, except as otherwise set forth in the Term Sheet, no consideration shall be due or paid to the Consenting Holders for their agreement to consent to the Prepackaged Plan in accordance with the terms and conditions of this Agreement other than ICSL's agreement to use its reasonable best efforts to obtain approval of Prepackaged Plan and to take all steps necessary and desirable to confirm the Prepackaged Plan in accordance with the terms and conditions of this Agreement.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

                                                  INNOVATIVE CLINICAL SOLUTIONS, LTD.

                                                  By:  /s/ Gary S. Gillheeney
                                                       --------------------------------------
                                                       Name: Gary S. Gillheeney
                                                       Title: Chief Financial Officer

                                                  THIRD AVENUE TRUST ON BEHALF OF THE THIRD AVENUE
                                                  VALUE FUND SERIES

                                                  By:  /s/ Martin J. Whitman
                                                       --------------------------------------
                                                       Name: Martin Whitman
                                                       Title: Chairman

                                                  M.J. WHITMAN PILOT FISH OPPORTUNITY
                                                  FUND LP

                                                  By: M.J. Whitman Pilot Fish Opportunity Fund
                                                     Inc., general partner

                                                  By:  /s/ David Barse
                                                       --------------------------------------
                                                       Name: David Barse
                                                       Title: President

                         SCHEDULE OF CONSENTING HOLDERS

                   HOLDER                             PRINCIPAL AMOUNT OF DEBENTURES
                   ------                             ------------------------------
           Third Avenue Value Fund                              $49,155,000

 M.J. Whitman Pilot Fish Opportunity Fund LP                    $1,750,000

                                                       ICSL DISCLOSURE STATEMENT

                 FIRST AMENDMENT TO SECOND AMENDED AND RESTATED
                   FORBEARANCE, LOCK-UP AND VOTING AGREEMENT

    This FIRST AMENDMENT TO SECOND AMENDED AND RESTATED FORBEARANCE, LOCK-UP AND VOTING AGREEMENT (this "Agreement") is made and entered into as of June 1, 2000 by and among Innovative Clinical Solutions, Ltd., a Delaware corporation ("ICSL" or the "Company"), and the holders listed on the Schedule of Consenting Holders attached hereto, (each, a "Consenting Holder," and collectively, the "Consenting Holders"). The Company and the Consenting Holders are collectively referred to herein as the "Parties" and individually as a "Party."

                                    RECITALS

    WHEREAS, the Parties are parties to that certain Second Amended and Restated Forbearance, Lock-Up and Voting Agreement dated as of May 18, 2000 (as amended from time to time, the "Forbearance Agreement"; all capitalized terms used but not elsewhere defined herein shall have the definitions provided therefor in the Forbearance Agreement) and to certain other agreements, documents and instruments executed in connection with the Forbearance Agreement; and

    WHEREAS, the parties desire to amend the Forbearance Agreement as provided herein;

    NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ICSL and the Consenting Holders hereby agree as follows:

    1. AMENDMENTS TO THE FORBEARANCE AGREEMENT. Section 7 of the Forbearance Agreement is hereby deleted in its entirety and the following is substituted in lieu thereof:

        "7. TERMINATION OF THIS AGREEMENT AND CONSENTING HOLDERS' OBLIGATIONS. The Consenting Holders may terminate their obligations hereunder and rescind any consent to the Prepackaged Plan by such Consenting Holders (which consent shall be null and void and have no further force and effect) and this Agreement shall terminate if any of the following events (any such event, a "Termination Event") occur: (i) ICSL files, propounds or otherwise supports any plan of reorganization or liquidation that does not satisfy the Conditions; and (ii) the Prepackaged Plan is modified or replaced such that it (or any such replacement) at any time does not satisfy the Conditions;
    (iii) the Solicitation Document is not distributed to holders of impaired claims on or before June 12, 2000; (iv) the Chapter 11 Proceedings are not commenced on or before July 15, 2000; (v) the Prepackaged Plan is not consummated on or before October 20, 2000; or (vi) ICSL shall have disclaimed in writing its intention to pursue the restructuring or has otherwise materially breached this Agreement and shall not have cured any breach within thirty (30) days of receiving written notices thereof."

    2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Consenting Holders as follows:

        (a) NO DEFAULT. No Default or Event of Default under the Forbearance Agreement, as amended hereby, has occurred or is continuing as of the date hereof; and

        (b) WARRANTIES AND REPRESENTATIONS. The warranties and representations of the Company contained in the Forbearance Agreement and the Term Sheet are true and correct as of the date hereof.

    3.  MISCELLANEOUS.

        (a) CAPTIONS. Section captions used in this Agreement are for convenience only, and shall not affect the construction of this Agreement.

                                                       ICSL DISCLOSURE STATEMENT

        (b) GOVERNING LAW. This Agreement shall be a contract made under and governed by the laws of the State of Delaware, without regard to conflict of laws principals. Whenever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

        (c) COUNTERPARTS. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constituted but one and the same Agreement.

        (d) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon each of the Parties and their respective successors and assigns, and shall inure to the sole benefit of the Parties and their respective successors and assigns.

        (e) REFERENCES. Any reference to the Forbearance Agreement contained in any notice, request, certificate or other document executed concurrently with or after the execution and delivery of this Agreement shall be deemed to include this Agreement unless the context shall otherwise require.

        (f) CONTINUED EFFECTIVENESS. The Forbearance Agreement as amended hereby remains in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

                                                       INNOVATIVE CLINICAL SOLUTIONS, LTD.

                                                       By:  /s/ GARY S. GILLHEENEY
                                                            -----------------------------------------
                                                            Name: Gary S. Gillheeney
                                                            Title: Chief Financial Officer

                                                       THIRD AVENUE TRUST ON BEHALF OF
                                                       THIRD AVENUE VALUE FUND SERIES

                                                       By:  /s/ MARTIN J. WHITMAN
                                                            -----------------------------------------
                                                            Name: Martin J. Whitman
                                                            Title: Chairman

                                                       AGGRESSIVE CONSERVATIVE INVESTMENT
                                                       FUND, L.P., f/k/a M.J. Whitman Pilot Fish
                                                       Opportunity Fund, L.P.

                                                       By: M.J. Whitman Management, LLC, general
                                                       partner

                                                       By:  /s/ DAVID BARSE
                                                            -----------------------------------------
                                                            Name: David Barse
                                                            Title: President

                                                       ICSL DISCLOSURE STATEMENT

                         SCHEDULE OF CONSENTING HOLDERS

                   HOLDER                             PRINCIPAL AMOUNT OF DEBENTURES
                   ------                             ------------------------------
       Third Avenue Trust on Behalf of
       Third Avenue Value Fund Series                           $49,155,000

Aggressive Conservative Investment Fund, L.P.                   $1,750,000

                      INNOVATIVE CLINICAL SOLUTIONS, LTD.
                         (F/K/A PHYMATRIX CORP.) ET AL.
                   Solicitation of Acceptances of Prepackaged
                             Plan of Reorganization
          IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT THE VOTING AGENT:
                    Corporate Investor Communications, Inc.
                                       at
                               111 Commerce Road
                          Carlstadt, New Jersey 07072
                              Tel: 1-888- 560-9793
                              Fax: 1-201-804-8693

                               ADDITIONAL COPIES

Requests for additional copies of this Disclosure Statement or any Ballot including a Master Ballot, and requests for copies of any materials incorporated herein by reference and not included with this Disclosure Statement should be directed to the Voting Agent. You may also contact your local broker, dealer, commercial bank, trust company, or nominee for assistance concerning the Solicitation.